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INDEX TO COMBINED FINANCIAL STATEMENTS

Confidential Draft Submission No. 4 submitted to the Securities and Exchange Commission on June 17, 2016.
This draft registration statement has not been publicly filed with the Securities and Exchange Commission, and all information herein remains strictly confidential.

As filed with the Securities and Exchange Commission on                           , 2016.

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

First Hawaiian, Inc.
(Exact Name of Registrant as Specified in Its Charter)

Delaware (State or Other Jurisdiction of Incorporation or Organization)	6022 (Primary Standard Industrial Classification Code Number)	99-0156159 (IRS Employer Identification Number)

999 Bishop St., 29th Floor
Honolulu, Hawaii 96813
(808) 525-7000
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant's Principal Executive Offices)

Robert S. Harrison
First Hawaiian, Inc.
999 Bishop St., 29th Floor
Honolulu, Hawaii 96813
(808) 525-7000
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copies to:
Mitchell S. Eitel Catherine M. Clarkin Sullivan & Cromwell LLP 125 Broad Street New York, NY 10004 (212) 558-4000	Lee A. Meyerson Lesley Peng Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, NY 10017 (212) 455-2000

Approximate date of commencement of proposed sale to the public:
As soon as practicable after the effective date of the Registration Statement.

            If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐

            If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

            If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

            If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

            Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Securities Exchange Act of 1934.

            (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒ (Do not check if a smaller reporting company)	Smaller reporting company ☐

CALCULATION OF REGISTRATION FEE

Proposed maximum
Title of each class of securities	aggregate offering	Amount of
to be registered	price(1)(2)	registration fee

Common Stock, par value $0.01 per share	$	$

(1)
Includes [       ] shares of common stock that the underwriters have the option to purchase from BancWest Corporation, a subsidiary of BNP Paribas.

(2)
Estimated solely for purposes of computing the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933.

            The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

          First Hawaiian, Inc., a Delaware corporation and the registrant whose name appears on the cover of this registration statement, is a wholly-owned subsidiary of BNP Paribas, a French public company and a foreign banking organization. In order to satisfy the requirement of the Board of Governors of the Federal Reserve System under Regulation YY that a foreign banking organization with $50 billion or more in U.S. non-branch assets as of June 30, 2015 establish a U.S. intermediate holding company and hold its interest in the substantial majority of its U.S. subsidiaries through the intermediate holding company by July 1, 2016, First Hawaiian, Inc. will become an indirect subsidiary of BNP Paribas' intermediate holding company on July 1, 2016 (the "IHC Reorganization"). This registration statement gives effect to the IHC Reorganization as if it occurred on July 1, 2016, on which date we expect it to be completed.

The information in this preliminary prospectus is not complete and may be changed. The selling stockholder may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell, nor does it seek an offer to buy, these securities in any jurisdiction where such offer or sale is not permitted.

Subject to Completion
Preliminary Prospectus dated June 17, 2016

PROSPECTUS

               Shares

Common Stock

           This is the initial public offering of shares of common stock of First Hawaiian, Inc. All of the shares are being sold by a subsidiary of BNP Paribas ("BNPP"), our parent company, and we will not receive any of the proceeds from the sale of shares by the BNPP selling stockholder. Prior to this offering, there has been no public market for our common stock. We currently estimate that the initial public offering price per share of our common stock will be between $[             ] and $[             ] per share. We have applied to list our common stock on the NASDAQ Global Select Market ("NASDAQ") under the symbol "FHB".

           After the completion of this offering, BNPP will beneficially own [             ]% of the outstanding shares of our common stock. As a result, we will be a "controlled company" under the corporate governance listing standards of NASDAQ. See "Management — Status as a 'Controlled Company"' and "Principal and Selling Stockholders".

           We are an "emerging growth company" as defined in the Jumpstart Our Business Startups Act of 2012 and have elected to take advantage of certain reduced public company reporting and disclosure requirements in this prospectus, and we may take advantage of those reduced reporting and disclosure requirements in future filings. See "Implications of Being an Emerging Growth Company".

           Shares of our common stock are not saving accounts or deposits and are not insured by the Federal Deposit Insurance Corporation ("FDIC") or any other government agency.

           Investing in our common stock involves significant risks. See "Risk Factors" beginning on page 22 of this prospectus for a discussion of certain risks you should consider before deciding to invest in our common stock.

	Per Share	Total

Public offering price	$	$
Underwriting discount(1)	$	$
Proceeds, before expenses, to the BNPP selling stockholder	$	$

(1)
We have agreed to reimburse the underwriters for certain expenses in connection with this offering. See "Underwriting (Conflicts of Interest)".

           The BNPP selling stockholder has granted the underwriters an option to purchase up to an additional [             ] shares of our common stock at the public offering price less the underwriting discount, within 30 days from the date of this prospectus.

           Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

           The underwriters expect to deliver the shares of common stock against payment on or about             , 2016.

Global Joint Coordinators
Goldman, Sachs & Co.	BofA Merrill Lynch	BNP PARIBAS

Joint Book-Running Managers
Barclays	Credit Suisse	Deutsche Bank Securities	J.P. Morgan

Citigroup	Morgan Stanley	UBS Investment Bank

Co-Lead Managers
BBVA	COMMERZBANK	HSBC	ING	Keefe, Bruyette & Woods A Stifel Company	Banco Santander	Wells Fargo Securities

The date of this prospectus is                          , 2016.

 Reorganization Transactions; Basis of Presentation

          Prior to April 1, 2016, we went by the name BancWest Corporation and had two direct wholly-owned subsidiaries, First Hawaiian Bank and Bank of the West. On April 1, 2016, BNP Paribas, our ultimate parent company, effected the Reorganization Transactions described in this prospectus pursuant to which we contributed our subsidiary, Bank of the West, to BancWest Holding Inc., and then spun off BancWest Holding Inc. to BNP Paribas. Following the Reorganization Transactions, we amended our certificate of incorporation to change our name from BancWest Corporation to "First Hawaiian, Inc." First Hawaiian Bank remains our sole direct wholly-owned subsidiary. On July 1, 2016, we became an indirect wholly-owned subsidiary of BNP Paribas USA, Inc., a wholly-owned subsidiary of BNP Paribas and its intermediate holding company for purposes of the Federal Reserve's Regulation YY. See "Reorganization Transactions and Capital Transactions".

          The combined financial statements presented elsewhere in this prospectus include the financial position, results of operations and cash flows of First Hawaiian Bank, and the financial operations, assets and liabilities of BancWest Corporation related to First Hawaiian Bank (and not to Bank of the West), all of which are under common ownership and common management, as if First Hawaiian, Inc. were a separate entity for all periods presented. The combined financial statements

i

and related notes may not necessarily reflect our financial position, results of operations, changes in stockholder's equity and cash flows had we operated as a separate independent company during the periods presented and may not be indicative of our future performance. The combined financial statements do not reflect any changes that may occur in our operations and expenses as a result of the Reorganization Transactions or our initial public offering. See "Management's Discussion and Analysis of Financial Statements and Results of Operations — Reorganization Transactions; Basis of Presentation".

Certain Defined Terms

          Unless we state otherwise or the context otherwise requires, references in this prospectus to:

  •
  "we", "our", "us", "First Hawaiian" and our "company" refer to First Hawaiian, Inc., a Delaware corporation, and its consolidated subsidiaries, which include only First Hawaiian Bank and its subsidiaries after giving effect to the contribution of our former subsidiary, Bank of the West, to BancWest Holding and the spinoff of BancWest Holding to BNPP as part of the Reorganization Transactions described in this prospectus;

  •
  "BancWest" refers to our company prior to April 1, 2016 when we were known as BancWest Corporation, a Delaware corporation, and our consolidated subsidiaries for all periods prior to the completion of the Reorganization Transactions in connection with which BancWest changed its name to "First Hawaiian, Inc." and spun off BancWest Holding and Bank of the West;

  •
  our "bank" and "First Hawaiian Bank" refer to First Hawaiian Bank, a Hawaii state-chartered bank;

  •
  "Bank of the West" refers to Bank of the West, a California state-chartered bank and wholly-owned subsidiary of BancWest prior to completion of the Reorganization Transactions;

  •
  "BancWest Holding" refers to BancWest Holding Inc., a Delaware corporation that is a wholly-owned subsidiary of BNPP and the parent company of Bank of the West;

  •
  "BNPP" refers to BNP Paribas, a French public company and our ultimate parent company. BNPP indirectly owns 100% of our outstanding common stock through BNP Paribas USA, BNPP's intermediate holding company, and BWC;

  •
  "BNP Paribas USA" refers to BNP Paribas USA, Inc., a Delaware corporation and wholly-owned subsidiary of BNPP. BNP Paribas USA is BNPP's U.S. intermediate holding company for purposes of the Federal Reserve's Regulation YY;

  •
  "BNPP selling stockholder" and "BWC" refer, for all periods beginning April 1, 2016, to BancWest Corporation, a newly-formed Delaware corporation that directly owns all of our issued and outstanding shares of capital stock. BNP Paribas USA directly owns 99% of the outstanding common stock of BWC. The remaining 1% of the outstanding common stock of BWC is owned indirectly by BNP Paribas USA through its wholly-owned subsidiary, French American Banking Corporation;

  •
  "BHC Act" refers to the U.S. Bank Holding Company Act of 1956, as amended;

  •
  "Federal Reserve" refers to the Board of Governors of the Federal Reserve System;

  •
  "First Hawaiian Combined" and the "Company" refer to the remaining financial operations, assets and liabilities of BancWest following the Reorganization Transactions related to First Hawaiian Bank (and not Bank of the West) combined with the financial operations, assets and liabilities of First Hawaiian Bank;

  •
  "fiscal year" refers to our fiscal year, which is based on a twelve-month period ending December 31 of each year (e.g., fiscal year 2015 refers to the twelve-month period ending December 31, 2015);

  •
  our "markets" and our "footprint" refer to the geographic markets within Hawaii, California, Guam and Saipan in which we currently conduct our businesses, and our "branch footprint" refers to the geographic markets within Hawaii, Guam and Saipan in which we currently have branches;

  •
  the "Reorganization Transactions" refer to the transactions that were completed on April 1, 2016 described in "Reorganization Transactions and Capital Transactions"; and

  •
  our "stock" refers to our voting common stock unless otherwise specified.

About This Prospectus

          We, BNPP, the BNPP selling stockholder and the underwriters have not authorized anyone to provide any information other than that contained in this prospectus, any amendment or supplement to this prospectus or in any free writing prospectus prepared by or on behalf of us or to which we have referred you. We, BNPP, the BNPP selling stockholder and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We are not, and BNPP, the BNPP selling stockholder and the underwriters are not, making an offer of these securities in any jurisdiction where the offer is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front of this prospectus. This prospectus includes references to information contained on, or that can be accessed through, our website at www.fhb.com. Information contained on, or that can be accessed through, our website is not part of, and is not incorporated into, this prospectus.

          We have proprietary rights to trademarks, trade names and service marks appearing in this prospectus that are important to our business. This prospectus also contains additional trademarks, trade names and service marks belonging to BNPP or one of its affiliates. Solely for convenience, the trademarks, trade names and service marks appearing in this prospectus are without the ® and ™ symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensors to these trademarks, trade names and service marks. All trademarks, trade names and service marks appearing in this prospectus are the property of their respective owners.

          Any discrepancies included in this prospectus between totals and the sums of the percentages and dollar amounts presented are due to rounding.

Industry and Market Data

          Within this prospectus, we reference certain industry and sector information and statistics. We have obtained this information and statistics from various independent, third party sources. Nothing in the data used or derived from third party sources should be construed as advice. Some data and other information are also based on our good faith estimates, which are derived from our review of internal surveys and independent sources. We believe that these external sources and estimates are reliable, but have not independently verified them. Statements as to our market position are based on market data currently available to us. Although we are not aware of any misstatements regarding the demographic, economic, employment, industry and trade association data presented herein, these estimates involve inherent risks and uncertainties and are based on assumptions that are subject to change.

 Implications of Being an Emerging Growth Company

          As a company with less than $1.0 billion in revenues during our last fiscal year as presented in this registration statement, we qualify as an "emerging growth company" under the Jumpstart Our Business Startups Act of 2012 (the "JOBS Act"). An emerging growth company may take advantage of reduced reporting requirements and is relieved of certain other significant requirements that are otherwise generally applicable to public companies. As an emerging growth company:

  •
  we may present only two years of audited financial statements and only two years of related management discussion and analysis of financial condition and results of operations;

  •
  we are exempt from the requirement to obtain an attestation and report from our auditors on management's assessment of our internal control over financial reporting under the Sarbanes-Oxley Act of 2002;

  •
  we are permitted to provide less extensive disclosure about our executive compensation arrangements; and

  •
  we are not required to give our stockholders non-binding advisory votes on executive compensation or golden parachute arrangements.

          We have elected to take advantage of the scaled disclosure requirements and other relief described above in this prospectus and may take advantage of these exemptions for so long as we remain an emerging growth company. We will remain an emerging growth company until the earliest of (i) the end of the fiscal year during which we have total annual gross revenues of $1.0 billion or more, (ii) the end of the fiscal year following the fifth anniversary of the completion of this offering, (iii) the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt and (iv) the end of the first fiscal year in which (A) the market value of our equity securities that are held by non-affiliates exceeds $700 million as of June 30 of that year, (B) we have been a public reporting company under the Securities Exchange Act of 1934, as amended (the "Exchange Act") for at least twelve calendar months and (C) we have filed at least one annual report on Form 10-K.

          In addition to scaled disclosure and the other relief described above, the JOBS Act permits us an extended transition period for complying with new or revised accounting standards affecting public companies. We have elected not to take advantage of this extended transition period, which means that the financial statements included in this prospectus, as well as any financial statements that we file in the future, will be subject to all new or revised accounting standards generally applicable to public companies.

PROSPECTUS SUMMARY

          This summary highlights selected information contained elsewhere in this prospectus. This summary does not contain all of the information that you should consider before deciding to invest in our common stock. You should read this entire prospectus carefully, including the sections titled "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our combined financial statements and the related notes thereto, before making an investment decision.

          To allow for the presentation of comparable historical data for periods prior to December 31, 2010, we present selected financial information for First Hawaiian Bank only, which may differ in certain respects from the combined financial data and other financial information of First Hawaiian. For a discussion of these differences, see "Management's Discussion and Analysis of Financial Condition and Results of Operations — Reorganization Transactions; Basis of Presentation".

Company Overview

          We are a bank holding company incorporated in the state of Delaware and headquartered in Honolulu, Hawaii. Our wholly-owned bank subsidiary, First Hawaiian Bank, was founded in 1858 under the name Bishop & Company and was the first successful banking partnership in the Kingdom of Hawaii and the second oldest bank formed west of the Mississippi River. Today, First Hawaiian Bank is the largest full service bank headquartered in Hawaii as measured by assets, loans, deposits and net income. As of March 31, 2016, we had $19.1 billion of assets, $11.0 billion of gross loans, $16.1 billion of deposits and $2.5 billion of stockholder's equity, and we generated $65.5 million of net income for the three months ended March 31, 2016 and $213.8 million of net income for the year ended December 31, 2015. We generated $51.1 million of core net income for the three months ended March 31, 2016 and $196.3 million of core net income for the year ended December 31, 2015.(1)

          We have a highly diversified and balanced loan portfolio that has exhibited steady organic loan growth through various economic cycles. Gross loans have grown at a 6.1% compound annual growth rate since December 31, 2005, and loan balances have increased every year since 2005 despite the Great Recession (which we define as January 1, 2008 through December 31, 2009) and strong competition. We believe the strength and credit quality of our loan portfolio reflects our conservative credit-driven underwriting approach. We also have the leading deposit market share position across our branch footprint. As of June 30, 2015, we had a 36.5% deposit market share in Hawaii, a 34.9% deposit market share in Guam and a 38.4% deposit market share in Saipan according to the Federal Deposit Insurance Corporation (the "FDIC").

          Hawaii has been, and will continue to be, our primary market. As of March 31, 2016, 83% of our deposits and 70% of our loans were based in Hawaii and, for the twelve months ended March 31, 2016, 72% of our originated loan commitments were in Hawaii. Hawaii is an attractive market that we believe will continue to provide steady organic growth opportunities. We pride ourselves on our deep rooted and extensive relationships within the Hawaii community. We believe these community ties coupled with the strength of our brand and market share provide an excellent long-term opportunity to continue to deliver steady growth, stable operating efficiency and consistently strong performance.

          Through First Hawaiian Bank, we operate a network of 62 branches in Hawaii (57 branches), Guam (3 branches) and Saipan (2 branches). We provide a diversified range of banking services to consumer and commercial customers, including deposit products, lending services and wealth

(1)
Core net income is a non-GAAP measure. For more information on this measure, including a reconciliation to the most directly comparable GAAP measure, see "— Summary Historical Combined Financial and Operating Information".

management and trust services. Through our distribution channels, we offer a variety of deposit products to our customers, including checking and savings accounts and other types of deposit accounts. We offer comprehensive commercial banking services to middle market and large Hawaii-based businesses with over $10 million of revenue, strong balance sheets and high quality collateral. We provide commercial and industrial lending, including auto dealer flooring, commercial real estate and construction lending. Our commercial lending teams and relationship managers are highly experienced and maintain relationships across a diversified range of industries, including retail trade, real estate, manufacturing, information services and transportation. We offer comprehensive consumer lending services focused on mortgage lending, indirect auto financing and other consumer loans to individuals and small businesses through our branch, online and mobile distribution channels. Our wealth management business provides an array of trust services, private banking and investment management services. We also offer consumer and commercial credit cards and merchant processing.

          We seek to develop comprehensive, long-term banking relationships by offering a diverse array of products and services, cross-selling those products and services and delivering high quality customer service. Our service culture and emphasis on repeat positive customer experiences are integral to our banking strategy and exemplified by our longstanding customer relationships.

Our Products and Services

          First Hawaiian Bank is a full service community bank focused on building relationships with our customers. We provide a variety of deposit accounts and lending services to commercial and consumer customers, as well as credit card products, wealth management services and merchant processing services. For over ten years, First Hawaiian Bank has maintained the largest deposit market share in Hawaii and currently has the leading market position in deposits in all of our markets across our branch footprint. The products and services we offer are described below.

  Deposits

          We offer traditional retail deposit products through our branch network, along with online, mobile and direct banking channels. Additional deposit funding is sourced through our commercial clients, treasury and cash management products and relationships with the State of Hawaii and Hawaii municipalities. We strive to retain an attractive deposit mix from both large and smaller customers as well as a broad market reach, which has resulted in our top 250 customers accounting for 32% of all deposits, while our top 1,000 customers account for 44% of deposits, as of March 31, 2016. As of March 31, 2016, we had $16.1 billion of deposits, and our total deposit cost annualized at March 31, 2016 was 0.16%. First Hawaiian Bank's total deposits have grown at a 6.3% compound annual growth rate since December 31, 2005 and have increased every year since 2005.

Note: Data as of March 31, 2016.

  Lending

          Commercial loans.    Commercial lending is a fundamental component of our business model, focusing on relationship-based lending to established businesses. We have banking relationships with 77% of Hawaii's top 250 companies based on revenues (as ranked in 2016 by Hawaii Business Magazine), supported by a seasoned lending team of 58 commercial bankers averaging more than 17 years in the business as of March 31, 2016. We are the largest commercial lender in Hawaii based on outstanding loan balances for banks and thrifts headquartered in Hawaii as of December 31, 2015. First Hawaiian Bank originated the most loans of any Hawaii-based bank lender under the 504 loan program of the Small Business Administration (the "SBA"), which funds real estate and equipment loans, during the SBA's fiscal year ended September 30, 2015. We serve our commercial customers primarily in Hawaii, though we maintain auto dealer flooring relationships in California and have a small national lending presence. Commercial lending clients are acquired through leveraging industry expertise in conjunction with high-performing bankers who have deep relationships within the communities they serve.

          We offer a comprehensive range of commercial lending services. Our primary commercial lending services are described below:

  •
  Commercial and Industrial:  Our commercial lending effort is driven by our relationship bankers, who cover more than 5,500 business customers through more than 3,400 corporate relationships. First Hawaiian Bank has seen significant growth in commercial lending over the past five years, realizing a compound annual growth rate of 12.4% since December 31, 2011. Broad economic growth, increasing market share and quality customer relationships have contributed to our loan growth while maintaining our conservative underwriting standards. As of March 31, 2016, we had $3.2 billion of commercial and industrial loans.

  •
  Auto Dealer Flooring:  Our auto dealer flooring business, which is part of our commercial and industrial portfolio, provides inventory finance for dealerships in Hawaii, Guam, Saipan and California. We have an estimated 61% market share of the Hawaii auto dealer flooring market as of March 31, 2016, and have been an active auto flooring lender in California since 1998. We have a team of six dedicated relationship managers who cover approximately 100 dealers across Hawaii, Guam, Saipan and California. As of March 31, 2016, we had $740 million of auto dealer flooring loans.

  •
  Commercial Real Estate and Construction and Development:  Commercial real estate ("CRE") and construction and development ("C&D") lending provide financing for the office, industrial, retail, multi-family and auto dealer sectors, which are significant drivers of Hawaii's economy. As a result, CRE lending has been one of our core competencies for many years. We employ a conservative credit-driven underwriting approach and require high quality collateral. As of March 31, 2016, our CRE portfolio was $2.1 billion and our C&D portfolio was $421 million.

          Consumer loans.    We are the largest consumer lender in Hawaii based on outstanding loan balances for banks and thrifts headquartered in Hawaii as of December 31, 2015. Our consumer lending services include mortgage loans, including first mortgages and home equity lines and loans, indirect auto financing and other consumer loans. Mortgage lending represents the largest percentage of our consumer loan portfolio and our various mortgage loan offerings are described in detail below. We offer our consumer lending services to individuals and small to mid-sized businesses through our branch network and also through our online and mobile distribution channels.

          We offer a comprehensive range of consumer lending services. Our primary consumer lending services are described below:

  •
  Mortgage Lending:  We provide a range of mortgage products, including fixed and adjustable rate loans, conforming and jumbo mortgages, construction and land loans and home equity products primarily to customers in our geographic markets. We have a refined and comprehensive approach to mortgage underwriting that has resulted in 90% of our portfolio having FICO scores above 660 and 97% of our portfolio having original loan-to-value ratios less than or equal to 80% as of March 31, 2016. As of March 31, 2016, we had $2.7 billion of residential mortgages and $876 million of home equity lines.

  •
  Auto Finance:  Through a network of 70 automotive dealerships in Hawaii, Guam and Saipan, auto finance accounted for $839 million of indirect loans to automobile purchasers as of March 31, 2016. We have a dedicated team of indirect lenders who work closely with the finance managers of dealerships to offer customers auto financing onsite at dealerships.

  •
  Other Consumer Lending:  We offer a variety of small business loans and lines, personal installment loans, student loans, lines, overdraft protection and other consumer loans through our branch network and online banking channel. As of March 31, 2016, other consumer loans accounted for $265 million of loans.

  Credit Cards

          We offer credit cards to commercial and consumer customers.

  •
  Commercial Credit Cards:  In 2001, First Hawaiian Bank became the first bank in the State of Hawaii to launch a commercial credit card program. Our bank also issues commercial credit cards in Guam and Saipan. As of March 2016, we continue to be the only bank in the State of Hawaii that issues a commercial credit card and have longstanding commercial card agreements with the State of Hawaii and the University of Hawaii. First Hawaiian Bank is the 30th largest Visa/MasterCard commercial card issuer in the United States (The Nilson Report, June 2015). As of March 31, 2016, we had approximately 12,000 commercial cards in the market with approximately 950 billing accounts, accounting for approximately $560 million in annual spending, the substantial majority of which is paid off monthly. In 2015, First Hawaiian Bank launched Hawaii's first ePayables product, an electronic payment tool that improves the accounts payable process and reduces the risk of fraud, to complement the card based program.

  •
  Consumer and Small Business Credit Cards:  First Hawaiian Bank began issuing credit cards in 1969 and is the oldest, and largest, continuous issuer in Hawaii. Our bank offers a range of consumer and small business credit cards throughout Hawaii, Guam and Saipan through our relationships with MasterCard and Visa. Aligned with the bank's relationship strategy, credit card products have been developed to fulfill specific needs of our customers. First Hawaiian Bank was ranked the 46th largest Visa/MasterCard Credit Card issuer in the United States (The Nilson Report, March 2016). As of March 31, 2016, we had approximately 159,000 credit card accounts with over 139,000 unique customers, accounting for approximately $290 million in loans and approximately $1.5 billion in annual spending.

  Wealth Management

          Our wealth management business offers individuals investment and financial planning services, insurance protection, trust and estate services and private banking. In addition, we serve institutions with solutions for retirement plans, investment management and custodial needs. Equity, corporate bond and municipal bond mutual funds are offered through Bishop Street Capital

Management, our registered investment advisor subsidiary. As of March 31, 2016, we had $11.9 billion of assets under administration and 47 financial advisors.

  Merchant Processing

          We are the largest local merchant card processor in Hawaii with a network of over 6,000 terminals throughout Hawaii, Guam and Saipan. For the three months ended March 31, 2016 and the year ended December 31, 2015, we processed approximately 11.4 million transactions worth over $1.1 billion in value and approximately 44.3 million transactions worth over $4.3 billion in value, respectively.

Our Markets

          We operate 62 branches and 311 ATMs in Hawaii, Guam and Saipan. Our primary market is Hawaii where our bank has a 36.5% deposit market share as of June 30, 2015 and has been the largest bank in Hawaii based on deposit market share for more than ten years.

(1)
Data as of March 31, 2016.

(2)
Hawaii markets defined by county. Source: FDIC. All deposit and branch data as of June 30, 2015.

(3)
Excludes $0.1 billion in uninsured deposits.

          Hawaii has proven to be a strong economy and boasts steady population growth and the fifth lowest U.S. state unemployment rate as of April 2016 according to the Bureau of Labor Statistics. The local economy is driven by a healthy and growing tourism industry, favorable consumption and spending dynamics, sizeable U.S. military population and investment, a robust and growing real estate market, steady population growth and positive labor market conditions.

          Healthy and Growing Tourism Industry.    Tourism is one of the key economic drivers in Hawaii with 8.6 million visitors accounting for $15.3 billion of Hawaii's gross domestic product ("GDP") in 2015 according to the Hawaii State Department of Business, Economic Development & Tourism. The tourism industry is expected to continue to prosper in the near-term with total visitors expected to increase by 5.8% from 2015 to 2018 and total visitor expenditures expected to increase by 10.9% over the same period according to Hawaii's Department of Business, Economic Development and Tourism. During 2015, 62% of visitors were from the United States, 18% from Japan and 20% from other countries as reported by the Hawaii Tourism Authority.

Source: U.S. Bureau of Economic Analysis and the Hawaii Department of Business, Economic Development and Tourism and Hawaii Tourism Authority.

(1)
Based on $15.3 billion of 2015 visitor spending according to the Hawaii Tourism Authority.

          Favorable Consumption and Spending Dynamics.    Hawaii production and consumption continues to be in-line with the broader United States. From 2004 to 2015, Hawaii and U.S. real GDP both grew by 1.4% annually per the Bureau of Economic Analysis. Furthermore, as Hawaii's largest processor of debit and credit card transactions, First Hawaiian Bank has a firsthand view of local spending dynamics. According to First Hawaiian Bank's Business Activity Report, same-store card-only sales at Hawaii merchants have increased 7.0% year-over-year as of December 31, 2015. Activity for the quarter ended March 31, 2016 marks the 25th consecutive quarterly increase since 2010. Additionally, residents in Hawaii continue to prosper with the median household earning $69,592 versus $53,657 for the broader United States in 2014 per the U.S. Census Bureau.

          Sizeable U.S. Military Presence and Investment.    The U.S. military's longstanding commitment to Hawaii is an important contributor to the state's overall economic growth and stability. According to the Defense Manpower Data Center, Hawaii's population of military service members and dependents currently exceeds 100,000, representing a source for continued consumer spending. Annual defense spending on personnel and procurement provides an important economic stimulus to Hawaii. For the federal government's fiscal year ended September 30, 2014, defense spending in Hawaii totaled $7.6 billion, ranking the State of Hawaii second in the United States for military spending as a percentage of state GDP according to the U.S. Department of Defense.

          Robust and Growing Real Estate Market.    Construction and real estate development have long been hallmarks of Hawaii's growing economy, representing 26% of Hawaii's 2015 state GDP per the U.S. Bureau of Economic Analysis. Residential real estate values in Hawaii have appreciated by 31.2% for the five years ended December 31, 2015 based on data from the Federal Housing Finance Agency, and annual private housing building permits have increased at a 9.5% compound annual growth rate from 2010 to 2015 according the U.S. Census Bureau. Various land use restrictions at the federal, state and county levels have contributed to stable real estate values.

          Steady Population Growth.    Hawaii experienced steady population growth from 2010 to 2015 with a growth rate of 5.2% versus 4.1% in the United States as a whole according to the U.S. Census Bureau. As a result of Hawaii's strong economy and the attraction of the island lifestyle, Hawaii's population is expected to grow by 4.8% from 2016 to 2021, compared to 3.7% for the United States according to the 2016.1 Nielsen Demographic Update.

          Positive Labor Market Conditions.    Hawaii's unemployment rate decreased from 6.8% in December 2010 to 3.2% in April 2016, while the broader United States unemployment rate decreased from 9.3% in December 2010 to 5.0% in April 2016 according to the U.S. Bureau of Labor Statistics. Additionally, Hawaii had the fifth lowest state unemployment rate for the United States as of April 2016 according to the Bureau of Labor Statistics. As evidenced by the chart below, Hawaii has maintained unemployment rates well below the rates of the broader United States through a range of economic environments.

Source: U.S. Bureau of Labor Statistics as of May 20, 2016.

          Hawaii has been, and will continue to be, our primary market. As of March 31, 2016, 70% of our loans and 83% of our deposits were based in Hawaii. For the twelve months ended March 31, 2016, 72% of our originated loan commitments were in Hawaii. We believe Hawaii is an attractive market that will continue to provide steady organic growth opportunities. The majority of our non-Hawaii loans are based in California, and primarily represented by our auto dealer flooring business. Non-Hawaii deposits are generated from our market leading presence in Guam and Saipan and foreign channels, primarily in Japan. While our strategic focus will continue to be on Hawaii, we believe our consumer presence in Guam and Saipan and our lending presence in California offer additional growth opportunities that we actively assess.

Note: Other loans include loans in Luxembourg, Bermuda, Canada and Japan and other deposits primarily represent deposits in Japan.

Our Competitive Strengths

          We attribute our success to the following competitive strengths:

  •
  Leading Position in Unique, Attractive Markets.  We have the leading deposit market share position across our branch footprint. As of June 30, 2015, we had a 36.5% deposit market share in Hawaii, a 34.9% deposit market share in Guam and a 38.4% deposit market share in Saipan according to the FDIC. We improved our deposit market share in Hawaii from 29.6% at June 30, 2004 to 36.5% at June 30, 2015. Consistent with our leading deposit market share, we are the largest Hawaii-based lender measured by outstanding total loan balances for banks and thrifts headquartered in Hawaii as of December 31, 2015. The combination of our deep community roots, our focus on relationship banking and our strong sense of employee loyalty and philanthropy has driven brand reputation, customer retention and our consistently increasing deposit market share position in Hawaii. Hawaii has an attractive economic profile offering meaningful growth opportunities to our business. State GDP has exhibited positive growth over the last decade and is diversified across multiple industries with government, real estate and tourism holding the top three positions. Low unemployment rates and increasing personal income, total number of visitors and total visitor expenditures continue to support opportunities for economic growth.

  •
  Steady Organic Loan Growth and a Balanced Loan Portfolio.  We have a highly diversified loan portfolio that has exhibited steady organic loan growth through various economic cycles. First Hawaiian Bank's gross loans have grown at a 6.1% compound annual growth rate since December 31, 2005, and loan balances have increased every year since 2005 despite the Great Recession and strong competition. During the Great Recession, we maintained our commitment to the Hawaii market and continued to lend, with First Hawaiian Bank originating $6.2 billion of loans from 2008 to 2009, even as competitors significantly reduced new loan production. Over the last ten years, we have maintained a diversified portfolio that has allowed us to capitalize on evolving credit demand while providing an attractive hedge against significant credit exposure. As of March 31, 2016, commercial loans represented 54% and consumer loans accounted for 46% of our total loan portfolio.

  •
  Proven, Consistent and Conservative Credit Risk Management.  Our credit performance has been predictable through a range of credit cycles driven by a conservative approach to underwriting and credit risk management. During the Great Recession, our credit ratios peaked at levels materially below the industry and then steadily improved to our current position. As of March 31, 2016, our ratio of non-performing assets and accruing loans and leases past due 90 days or more to loans plus other real estate owned is in the best performing decile among publicly traded U.S. banks with $10 billion to $50 billion of assets. As of March 31, 2016, we had less than $100,000 in direct exposure to oil and gas related loans.

  •
  Growing, Low-Cost Core Deposit Base.  Our brand, market share position and customer loyalty provide us with a highly attractive and low cost funding base. As of March 31, 2016, deposits account for 99% of our funding sources and core deposits, defined as all deposits excluding time deposits exceeding $250,000, constitute 83% of the total deposit sources. Our core deposits provide an efficient and stable source of funding that resulted in a total deposit cost annualized at March 31, 2016 of 0.16%. We have successfully grown our deposits together with our loan portfolio resulting in a 6.3% compound annual growth rate for First Hawaiian Bank deposits since December 31, 2005. The combination of consistent growth and high quality deposits has resulted in a strong liquidity position and provided us significant operational flexibility. Our loans-to-deposits ratio, a measure of liquidity, was 68.3% as of March 31, 2016.

  •
  Highly Efficient Cost Structure.  We have built a culture focused on prudent expense management. We believe efficiency and operating leverage are key drivers of operating outperformance and superior profitability. Despite our growth and increasing regulatory and compliance costs, we have successfully kept expense ratios significantly below publicly traded U.S. banks with $10 billion to $50 billion of assets and our employee headcount has remained stable since 2005. For the three months ended March 31, 2016 and the year ended December 31, 2015, we reported a ratio of noninterest expense to average assets of

    1.77% and 1.70%, respectively, and a ratio of core noninterest expense to average assets of 1.72% and 1.70%, respectively. For the three months ended March 31, 2016 and the year ended December 31, 2015, we reported an efficiency ratio of 44.57% and 47.50%, respectively, and a core efficiency ratio of 49.98% and 49.57%, respectively.

(1)
Core noninterest expense and core efficiency ratio are non-GAAP measures. For more information on core noninterest expense and core efficiency ratio, including a reconciliation to the most directly comparable GAAP financial measures, see "—Summary Historical Combined Financial and Operating Information."

•
Sustained, Consistent Track Record of Strong Profitability.  We have successfully and consistently delivered excellent operating performance over the past ten years posting positive net income in each year. Our focus on developing high quality relationships to drive top line growth, leading deposit market share position, diversified earning asset portfolio, strong revenue contribution from fee businesses and prudent approach to expense management have enabled us to consistently drive top quartile profitability among U.S. banks with $10 billion to $50 billion of assets. The resiliency and consistency of our performance comes despite the Great Recession, increased regulatory and compliance costs, historically low interest rates and intense competition. Additionally, our asset sensitive balance sheet positions us well for continued rising rates as evidenced by the 6.8%, or $33.1 million, net interest income benefit we would receive in a +100bps immediate interest rate shock scenario as of March 31, 2016.

(1)
Core return on average tangible assets and core net income are non-GAAP measures. For more information on core return on average tangible assets and core net income, including a reconciliation to the most directly comparable GAAP financial measures, see "—Summary Historical Combined Financial and Operating Information."

•
Earnings Power and Capital Base Provide Attractive Capital Distribution Opportunity.  The consistent earnings power of First Hawaiian Bank and our strong capital position provide flexibility to distribute excess capital to shareholders. We intend to maintain a clear and consistent dividend policy that occasionally may be supplemented with share repurchase programs. Subject to regulatory approval, we intend to pay an initial quarterly dividend of $[             ] per share to shareholders with respect to the quarter ending [             ]. This dividend level implies an annualized payout ratio of [             ]% based on earnings over the last twelve months ended [             ] and a dividend yield of [             ]% based on the midpoint of the price range on the cover of this prospectus.

•
Experienced Management Team with Deep Ties to the Community.  Our experienced and knowledgeable leadership team is supported by a loyal and engaged employee base consisting of 2,094 full-time employees as of March 31, 2016. Our management team has an average of 22 years of industry experience and over 47% of employees have been with First Hawaiian Bank for over 10 years. Our members of senior management and employees have deep ties in the Hawaii community, and we have built a relationship focused culture that embodies the "Aloha Spirit". Our senior management team has a demonstrated track record of delivering profitable organic growth, successfully managing expenses, building a culture focused on prudent credit and risk management and implementing a service focused approach to banking while building on a rich philanthropic history.

Our Strategic Initiatives

          Our business strategy is focused on providing full service banking across our branch footprint, and we strive to be Hawaii's bank of choice for consumer and commercial customers. We believe the combination of our brand, service quality, prudent approach to risk management and ties to the communities we serve provides us with steady growth opportunities and has allowed us to consistently deliver top tier operating performance. Our ongoing strategic focus and business initiatives include continuing to grow organically by leveraging our existing core competencies and positioning our business for the evolving bank landscape. We have a deep understanding of our customers and local market conditions which has been, and will continue to be, a primary factor in the success of our franchise.

          Organically Build Market Share.    The strength of our brand and community presence has enabled us to build a leading market share position across our branch footprint. We believe a continued commitment to the community, a focus on improving our delivery system through technology and state of the art branches and a full suite of banking products provide an opportunity to continue to build our market positions. We have historically scored higher than our local competitors in customer satisfaction and advocacy which will position us to take advantage of the growing population and wealth in the Hawaii market. Each of these factors have played critical roles in enabling us to consistently build our deposit market share position in Hawaii, which has grown from 29.6% in 2004 to 36.5% in 2015, according to the FDIC.

          Deepen Relationships to Increase Penetration and Cross-Selling.    We believe the power of our brand, our long standing history in Hawaii, our market presence and our ties to the community provide an attractive opportunity to strengthen our existing relationships and attract new consumer and commercial customers. Leveraging these relationships and our full product suite will provide future top line growth opportunities through cross-selling, particularly in residential mortgages, equity lines of credit, other consumer loans and wealth management products and services.

          Maintain Diversified Business and Conservative Balance Sheet.    We offer a full suite of banking services to consumer and commercial customers. We have historically taken a prudent approach to balance sheet and credit management and have maintained a diverse loan portfolio. We believe a conservative approach to underwriting, strong risk management and a low risk balance sheet will provide ongoing strategic and financial flexibility. As of March 31, 2016, our non-performing assets to loans plus other real estate owned ratio was 0.13% and our reserves to total loans ratio was 1.25%.

          Invest in Infrastructure and Modernize Delivery Model.    We are investing in our infrastructure by building out an enhanced delivery system focused on technology and improved customer experience. In addition to our online, mobile and traditional branch platforms, our pilot model high-tech branch in Waiakea, which opened in 2014, provides customers with enhanced technology solutions for transactional services such as smart ATMs, video tellers and biometric entry to safe deposit boxes. We plan to introduce the technologies featured in our Waiakea branch in two additional branches in 2017 and are evaluating plans to implement the technologies in additional branches in the future. This delivery model will allow us to modernize our existing footprint to decrease costs at the branch level while continuing to invest in our online and mobile offerings.

          Develop Next Generation Talent.    A key component of our success has been our ability to attract, retain and develop high quality employees with strong ties to the community. We have one of the most loyal and experienced groups of employees in the industry. Our average employee tenure is 13 years with over 47% of our employees having been with First Hawaiian Bank for more than 10 years. Being voted one of Hawaii's Best Places to Work and attracting and retaining employees who share a common set of core values is key to employee retention. Given the importance of our local relationships and market position, we believe it is critical to constantly invest in our people and develop the next generation of leadership through formal talent management, leadership development, succession planning and other training, mentoring and career development initiatives.

          Focus on Operational Excellence.    We have consistently delivered excellent operating performance over the past ten years driven by a culture focused on developing high quality customer relationships, employing stringent underwriting standards and applying a prudent approach to expense management. We continue to actively manage all aspects of the business and seek opportunities to improve the customer experience, widen the breadth of our business and effectively manage expenses to generate high quality performance.

Our History and Our Relationship with BNP Paribas

          We are an indirect wholly-owned subsidiary of BNPP, a large international financial institution incorporated in France and listed on the Euronext Paris exchange with operations in Europe, North America, including the United States, South America and parts of Africa, the Middle East and Asia. In 1998, a wholly-owned subsidiary of BNPP merged with and into the parent holding company of First Hawaiian Bank, with the surviving company taking the name BancWest Corporation. BNPP acquired a 45% interest in the surviving company in connection with the merger. In 2001, BNPP acquired the remaining 55% of the shares of BancWest and First Hawaiian Bank became BNPP's indirect wholly-owned subsidiary. On April 1, 2016, BNPP effected the Reorganization Transactions pursuant to which BancWest contributed Bank of the West to BancWest Holding, a newly formed bank holding company, and BancWest distributed its interest in BancWest Holding to BNPP, making First Hawaiian Bank our sole direct wholly-owned subsidiary. For a discussion of these transactions, see "Reorganization Transactions and Capital Transactions". On July 1, 2016, in order to comply with the Federal Reserve's Regulation YY, we became an indirect wholly-owned subsidiary of BNP Paribas USA, BNPP's U.S. intermediate holding company. As part of that reorganization, we became a direct wholly-owned subsidiary of BWC, the BNPP selling stockholder.

          Following the completion of this offering, BNPP will beneficially own [             ]% of our outstanding common stock (or [             ]% if the underwriters' option to purchase additional shares of common stock from the BNPP selling stockholder is exercised in full), and, as a result, BNPP will continue to have significant control of our business, including pursuant to the agreements described below. See "Risk Factors — Risks Related to Our Controlling Stockholder".

          Historically, BNPP and its affiliates have provided certain services to us. In connection with this offering, we and BNPP intend to enter into certain agreements that will provide a framework for our ongoing relationship with BNPP. We intend to enter into a Stockholder Agreement with BNPP in connection with this offering that will give BNPP certain consent and other rights with respect to our business, including the ability to nominate candidates for election to our board of directors and consent rights with respect to dividends and various other significant corporate actions we may pursue. The scope of the rights held by BNPP under the Stockholder Agreement will depend on the level of BNPP's beneficial ownership of our outstanding common stock. We also intend to enter into a Transitional Services Agreement with First Hawaiian Bank, BNPP, Bank of the West and BancWest Holding which will govern the transition of certain shared services, which primarily consist of shared services provided pursuant to agreements with third-party vendors, during specified transition periods following this offering, and a Registration Rights Agreement which will require us to register shares of our common stock beneficially owned by BNPP under certain circumstances.

          In addition to the foregoing agreements, in connection with the Reorganization Transactions, on April 1, 2016 and July 1, 2016, we entered into certain agreements with BNPP and its affiliates that govern our relationship following the Reorganization Transactions: a Master Reorganization Agreement; an Interim Expense Reimbursement Agreement; an Expense Reimbursement Agreement; and a Tax Sharing Agreement. The Master Reorganization Agreement with BNPP and certain of its affiliates memorializes the Reorganization Transactions, allocates assets and liabilities between us and BNPP and its affiliates and details certain other agreements that govern our relationship with BNPP following the Reorganization Transactions and this offering. Pursuant to the Interim Expense Reimbursement Agreement (which expired on July 1, 2016) and the Expense Reimbursement Agreement (which was effective as of July 1, 2016), BancWest Holding and BWC, respectively, agreed to reimburse us for expenses associated with certain services that First Hawaiian Bank performs for the benefit of BNPP and its affiliates. The Tax Sharing Agreement we entered into with BancWest Holding and BNPP governs the parties' respective rights and obligations in respect of all federal, state and local income taxes and other tax-related matters in respect of taxes related to the Reorganization Transactions and allocates the responsibility for prior period taxes in accordance with existing tax allocation agreements.

          For a description of these agreements, see "Our Relationship with BNPP and Certain Other Related Party Transactions — Relationship with BNPP".

Risks Relating to Our Company

          An investment in our common stock involves substantial risks and uncertainties. Investors should carefully consider all of the information in this prospectus, including the detailed discussion of these risks under "Risk Factors" beginning on page 21, prior to investing in our common stock. Some of the more significant risks include the following:

  •
  Geographic concentration in one market may unfavorably impact our operations.

  •
  Our business may be adversely affected by conditions in the financial markets and economic conditions generally and in Hawaii, Guam and Saipan in particular.

  •
  Changes in defense spending by the federal government as a result of congressional budget cuts could adversely impact the economy in Hawaii and Guam.

  •
  Our business is significantly dependent on the real estate markets in which we operate, as a significant percentage of our loan portfolio is secured by real estate.

  •
  Concentrated exposures to certain asset classes and individual obligors may unfavorably impact our operations.

  •
  Our business is subject to interest rate risk and fluctuations in interest rates may adversely affect our earnings.

  •
  We might underestimate the credit losses inherent in our loan and lease portfolio and have credit losses in excess of the amount we reserve for loan and lease losses.

  •
  Severe weather, hurricanes, tsunamis, natural disasters, pandemics, acts of war or terrorism or other external events could significantly impact our business.

  •
  We may not be able to attract and retain key personnel and other skilled employees, successfully execute our strategic plan or manage our growth.

  •
  We operate in a highly competitive industry and market area.

  •
  BNPP, through its wholly-owned subsidiaries, will be our controlling stockholder and will have certain approval and other rights with respect to our business, and its interests may conflict with ours or yours in the future.

  •
  Our stock price could decline due to the number of outstanding shares of our common stock eligible for future sale and BNPP's stated intent to sell its controlling ownership interest in us over time, although the timing of such sale or sales is uncertain.

  •
  We continue to be subject to regulation and supervision as a subsidiary of BNPP and, therefore, are subject to non-U.S. banking rules and regulations.

  •
  The banking industry is highly regulated, and the regulatory framework, together with any future legislative or regulatory changes, may have a significant adverse effect on our operations.

Our Corporate Information

          Our principal executive office is located at 999 Bishop St., Honolulu, Hawaii 96813. Our telephone number is (808) 525-7000, and our website address is www.fhb.com. The information contained on our website is not a part of, or incorporated by reference into, this prospectus.

THE OFFERING

Common stock offered by the BNPP selling stockholder	[ ] shares
Option to purchase additional shares from the BNPP selling stockholder	[ ] shares
Common stock outstanding	[ ] shares of common stock
Use of proceeds	We will not receive any of the proceeds from the sale of the shares of common stock being sold in this offering. All of the shares in this offering are being sold by the BNPP selling stockholder.
Voting rights	Each holder of our common stock will be entitled to one vote per share on all matters on which our stockholders generally are entitled to vote. See "Description of Capital Stock" for more information.
Dividend policy

The declaration of all future dividends, if any, will be at the discretion of our board of directors and will depend on many factors, including the financial condition, earnings and liquidity requirements of our company and First Hawaiian Bank, regulatory constraints, corporate law and contractual restrictions, and any other factors that our board of directors deems relevant in making such a determination. Our ability to pay dividends is subject to restrictions under applicable banking laws and regulations. In addition, dividends from First Hawaiian Bank are the principal source of funds for the payment of dividends on our stock. Our bank is subject to certain restrictions under banking laws and regulations that may limit its ability to pay dividends to us. Therefore, there can be no assurance that we will pay any dividends to holders of our stock, or as to the amount of any such dividends. See "Dividend Policy and Dividends" for more information.

Subject to applicable regulatory approvals, and subject to the sole discretion of our board of directors and the considerations discussed under "Dividend Policy and Dividends", we intend to pay an initial quarterly cash dividend on our common stock of $[             ] per share with respect to the quarter ending on [             ], 2016. See "Dividend Policy and Dividends" for more information.

Controlling stockholder

We are an indirect wholly-owned subsidiary of BNPP. Upon completion of this offering, BNPP will beneficially own [             ]% of the outstanding shares of our common stock (or [             ]% if the underwriters' option to purchase additional shares of common stock from the BNPP selling stockholder is exercised in full). Pursuant to a Registration Rights Agreement we intend to enter into with BNPP in connection with this offering, BNPP may require us to register for resale some or all of the additional shares of our common stock beneficially owned by BNPP following this offering.

For additional information regarding our relationship with BNPP following the completion of the offering, see "Our Relationship with BNPP and Certain Other Related Party Transactions — Relationship with BNPP".

Preemptive rights	Purchasers of our common stock sold in this offering will not have any preemptive rights.
Listing	We have applied to list our common stock on NASDAQ, under the symbol "FHB".
Reserved Share Program

At our request, the underwriters have reserved for sale, at the initial public offering price, up to 5% of the shares offered by this prospectus for sale to some of our directors, officers, employees, friends, family, customers and related persons. If these persons purchase reserved shares, it will reduce the number of shares available for sale to the general public. Any reserved shares that are not so purchased will be offered by the underwriters to the general public on the same terms as the other shares offered by this prospectus.

Conflicts of Interest

Affiliates of BNP Paribas Securities Corp. own in excess of 10% of our issued and outstanding common stock, and an affiliate of BNP Paribas Securities Corp., as the selling stockholder in this offering, will receive in excess of 5% of the net proceeds of this offering. Because BNP Paribas Securities Corp. is an underwriter in this offering and its affiliates are expected to receive more than 5% of the net proceeds of this offering and because affiliates of BNP Paribas Securities Corp. own in excess of 10% of our issued and outstanding common stock, BNP Paribas Securities Corp. is deemed to have a "conflict of interest" under Rule 5121 ("Rule 5121") of the Financial Industry Regulatory Authority, Inc. ("FINRA"). Accordingly, this offering will be conducted in accordance with Rule 5121, which requires, among other things, that a "qualified independent underwriter" has participated in the preparation of, and has exercised the usual standards of "due diligence" with respect to, the registration statement and this prospectus. Goldman, Sachs & Co. has agreed to act as qualified independent underwriter for this offering and to undertake the legal responsibilities and liabilities of an underwriter under the Securities Act of 1933, as amended (the "Securities Act"), specifically including those inherent in Section 11 of the Securities Act. See "Underwriting (Conflicts of Interest)".

Risk factors

Investing in our common stock involves significant risks. See "Risk Factors" beginning on page 22 for a discussion of certain risks that you should consider before deciding to invest in our common stock.

          Unless otherwise noted, references in this prospectus to the number of shares of our common stock outstanding after this offering exclude shares of common stock that may be granted under our equity incentive plans we intend to adopt in connection with this offering, including grants to be made at the completion of this offering. See "Executive and Director Compensation—Anticipated Changes to Our Compensation Program Following This Offering". We have reserved an additional 6,253,385 shares of our common stock for issuance in connection with our incentive plans.

          Unless we specifically state otherwise, the information in this prospectus assumes no exercise of the underwriters' option to purchase additional shares of our common stock from the BNPP selling stockholder and assumes that the common stock to be sold in this offering is sold at $[             ] per share, which is the midpoint of the price range set forth on the front cover of this prospectus.

 SUMMARY HISTORICAL COMBINED FINANCIAL AND OPERATING INFORMATION

          You should read the summary historical combined financial and operating data set forth below in conjunction with the sections titled "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Capitalization", as well as our combined financial statements and the related notes included elsewhere in this prospectus. The historical financial information as of and for the fiscal years ended December 31, 2015 and 2014 is derived from our audited combined financial statements included elsewhere in this prospectus. The historical financial information as of and for the fiscal years ended December 31, 2013, 2012 and 2011 is derived from our unaudited combined financial statements not included elsewhere in this prospectus. The historical financial information as of March 31, 2016 and for the three months ended March 31, 2016 and 2015 is derived from our unaudited interim condensed combined financial statements included elsewhere in this prospectus. We have prepared our unaudited interim condensed combined financial statements on the same basis as the audited combined financial statements and, in our opinion, have included all adjustments, which include only normal recurring adjustments, necessary to present fairly in all materials respects our financial position and results of operations. The results for any interim period are not necessarily indicative of the results that may be expected for the entire year. The combined financial statements and related notes include the financial position, results of operations and cash flows of First Hawaiian Bank, and the financial operations, assets and liabilities of BancWest related to First Hawaiian Bank (and not to Bank of the West), all of which are under common ownership and common management, as if First Hawaiian were a separate entity for all periods presented. The combined financial statements and related notes may not necessarily reflect our financial position, results of operations, changes in stockholder's equity and cash flows had we operated as a separate independent company during the periods presented and may not be indicative of our future performance. The combined financial statements do not reflect any changes that may occur in our operations and expenses as a result of the Reorganization Transactions or our initial public offering. The historical financial information below also contains financial measures that are not presented in accordance with U.S. generally accepted accounting principles ("GAAP") and which have not been audited.

		As of and for the three months ended March 31,				As of and for the fiscal year ended December 31,

	2016		2015		2015		2014		2013		2012		2011
(dollars in thousands, except per share data)
Income Statement Data:
Interest income		$123,812		$118,207		$483,846		$467,283		$467,393		$480,250		$510,670
Interest expense		6,500		5,596		22,521		23,485		28,402		32,755		40,690

Net interest income		117,312		112,611		461,325		443,798		438,991		447,495		469,980
Provision for loan and lease losses		700		2,600		9,900		11,100		12,200		34,900		42,100

Net interest income, after provision for loan and lease losses		116,612		110,011		451,425		432,698		426,791		412,595		427,880
Noninterest income		73,519		55,598		211,403		209,237		208,393		212,776		194,608
Noninterest expense		85,064		78,715		319,601		297,691		290,672		295,617		306,065

Income before income taxes		105,067		86,894		343,227		344,244		344,512		329,754		316,423
Provision for income taxes		39,536		32,772		129,447		127,572		129,998		118,700		116,728

Net income		$65,531		$54,122		$213,780		$216,672		$214,514		$211,054		$199,695

Basic earnings per share	$	[ ]	$	[ ]	$	[ ]	$	[ ]	$	[ ]	$	[ ]	$	[ ]
Diluted earnings per share	$	[ ]	$	[ ]	$	[ ]	$	[ ]	$	[ ]	$	[ ]	$	[ ]
Basic and diluted weighted-average outstanding shares		[ ]		[ ]		[ ]		[ ]		[ ]		[ ]		[ ]
Supplemental Income Statement Data (non-GAAP)(1):
Core net interest income		$117,312		$112,611		$456,489		$440,727		$434,741		$447,495		$469,980
Core noninterest income		47,791		48,455		188,197		188,415		196,634		189,688		191,984
Core noninterest expense		82,517		78,715		319,601		297,691		289,972		294,917		306,065
Core net income		51,073		49,673		196,315		201,633		204,982		196,725		198,039
Other Financial Info / Performance Ratios(2):
Net interest margin		2.77%		2.80%		2.78%		2.88%		2.99%		3.17%		3.53%
Core net interest margin (non-GAAP)(1),(3)		2.77%		2.80%		2.75%		2.86%		2.97%		3.17%		3.54%
Efficiency ratio		44.57%		46.79%		47.50%		45.58%		44.90%		44.76%		46.04%
Core efficiency ratio (non-GAAP)(1),(4)		49.98%		48.87%		49.57%		47.31%		45.92%		46.28%		46.23%
Return on average total assets		1.37%		1.19%		1.14%		1.24%		1.29%		1.31%		1.31%
Core return on average total assets (non-GAAP)(1),(5)		1.06%		1.09%		1.05%		1.15%		1.23%		1.22%		1.30%
Return on average tangible assets		1.44%		1.26%		1.20%		1.31%		1.37%		1.40%		1.40%
Core return on average tangible assets (non-GAAP)(1),(6)		1.12%		1.15%		1.10%		1.22%		1.31%		1.30%		1.39%
Return on average total stockholder's equity		9.52%		8.10%		7.81%		8.03%		8.04%		7.92%		7.56%
Core return on average total stockholder's equity (non-GAAP)(1),(7)		7.42%		7.43%		7.18%		7.47%		7.68%		7.38%		7.50%
Return on average tangible stockholder's equity (non-GAAP)(8)		14.86%		12.80%		12.28%		12.72%		12.83%		12.65%		12.14%
Core return on average tangible stockholder's equity (non-GAAP)(8)		11.58%		11.75%		11.28%		11.84%		12.26%		11.79%		12.04%
Noninterest expense to average assets		1.77%		1.73%		1.70%		1.70%		1.75%		1.84%		2.01%
Core noninterest expense to average assets (non-GAAP)		1.72%		1.73%		1.70%		1.70%		1.74%		1.83%		2.01%

	As of and for the three months ended March 31,	As of and for the fiscal year ended December 31,

	2016	2015	2014	2013	2012	2011

Balance Sheet Data:
Loans and leases	$10,962,638	$10,722,030	$10,023,590	$9,527,322	$8,998,887	$8,348,750
Allowance for loan and lease losses	137,154	135,484	134,799	133,239	130,279	117,092
Interest-bearing deposits in other banks	2,048,875	2,350,099	915,957	1,488,466	1,607,879	1,416,621
Investment securities	3,864,940	4,027,265	4,971,611	3,911,343	3,939,097	3,981,458
Goodwill	995,492	995,492	995,492	995,492	995,492	995,492
Total assets	19,087,504	19,352,681	18,133,696	17,118,777	16,646,665	15,839,422
Total deposits	16,054,451	16,061,924	14,725,379	13,578,346	12,890,931	12,165,645
Total liabilities	16,615,770	16,615,740	15,458,656	14,467,666	13,992,497	13,162,050
Total stockholder's equity	2,471,734	2,736,941	2,675,040	2,651,111	2,654,168	2,677,372
Tangible book value per share
Asset Quality Ratios:
Non-performing loans and leases / total loans and leases	0.13%	0.16%	0.24%	0.33%	0.42%	0.38%
Allowance for loan and lease losses / total loans and leases	1.25%	1.26%	1.34%	1.40%	1.45%	1.40%
Net charge-offs (recoveries) / average total loans and leases(2)	(0.04)%	0.09%	0.10%	0.10%	0.25%	0.41%

	As of and for the three months ended March 31,	As of and for the fiscal year ended December 31,

	2016	2015	2014	2013	2012	2011

Capital Ratios(9):
Common Equity Tier 1 capital ratio	12.55%	15.31%	N/A	N/A	N/A	N/A
Tier 1 capital ratio	12.55%	15.31%	16.14%	16.60%	17.44%	18.67%
Total capital ratio	13.71%	16.48%	17.41%	17.97%	18.80%	20.02%
Tier 1 leverage ratio	8.18%	9.84%	10.16%	10.63%	10.87%	11.57%
Total stockholder's equity to total assets	12.95%	14.14%	14.75%	15.49%	15.94%	16.90%
Tangible stockholder's equity to tangible assets(8)	8.16%	9.49%	9.80%	10.27%	10.60%	11.33%

(1)
We present net interest income, noninterest income, noninterest expense, net income and the related ratios described below, on an adjusted, or "core," basis, each a non-GAAP financial measure. These core measures exclude from the corresponding GAAP measure the impact of certain items that we do not believe are representative of our financial results. We believe that the presentation of these non-GAAP measures helps identify underlying trends in our business from period to period that could otherwise be distorted by the effect of certain expenses, gains and other items included in our operating results. We believe that these core measures provide useful information about our operating results and enhance the overall understanding of our past performance and future performance. Investors should consider our performance and financial condition as reported under GAAP and all other relevant information when assessing our performance or financial condition. Non-GAAP measures have limitations as analytical tools, and investors should not consider them in isolation or as a substitute for analysis of our results or financial condition as reported under GAAP.

The following table provides a reconciliation of these non-GAAP financial measures with their most closely related GAAP measures for the periods indicated:

GAAP to Non-GAAP Reconciliation	As of and for the three months ended March 31,		As of and for the fiscal year ended December 31,

(dollars in thousands)	2016	2015	2015	2014	2013	2012	2011
Net Interest Income	$117,312	$112,611	$461,325	$443,798	$438,991	$447,495	$469,980
Accounting Change (ASC 310 Adjustment)	—	—	—	—	(4,250)	—	—
Early Buyout on Lease	—	—	—	(3,071)	—	—	—
Early Loan Termination(a)	—	—	(4,836)	—	—	—	—

Core Net Interest Income	$117,312	$112,611	$456,489	$440,727	$434,741	$447,495	$469,980
Noninterest Income	$73,519	$55,598	$211,403	$209,237	$208,393	$212,776	$194,608
Gain on Sale of Securities	(3,050)	(4,236)	(7,737)	—	(226)	(16,723)	(1,724)
Gain on Sale of Stock (Visa/MasterCard)	(22,678)	(767)	(4,584)	(20,822)	(11,088)	—	—
Gain on Sale of Other Assets	—	(683)	(3,414)	—	(445)	(6,365)	—
Other Adjustments(a),(b)	—	(1,457)	(7,471)	—	—	—	(900)

Core Noninterest Income	$47,791	$48,455	$188,197	$188,415	$196,634	$189,688	$191,984
Noninterest Expense	$85,064	$78,715	$319,601	$297,691	$290,672	$295,617	$306,065
One-Time Items(c)	(2,547)	—	—	—	(700)	(700)	—

Core Noninterest Expense	$82,517	$78,715	$319,601	$297,691	$289,972	$294,917	$306,065
Net Income	$65,531	$54,122	$213,780	$216,672	$214,514	$211,054	$199,695
Accounting Change (ASC 310 Adjustment)	—	—	—	—	(4,250)	—	—
Early Buyout on Lease	—	—	—	(3,071)	—	—	—
Early Loan Termination	—	—	(4,836)	—	—	—	—
Gain on Sale of Securities	(3,050)	(4,236)	(7,737)	—	(226)	(16,723)	(1,724)
Gain on Sale of Stock (Visa/MasterCard)	(22,678)	(767)	(4,584)	(20,822)	(11,088)	—	—
Gain on Sale of Other Assets	—	(683)	(3,414)	—	(445)	(6,365)	—
Other Adjustments(b)	—	(1,457)	(7,471)	—	—	—	(900)
One-Time Items(c)	2,547	—	—	—	700	700	—

Adjusted actual income tax benefit to effective tax rate	$(14,458)	$(4,449)	$(17,465)	$(15,039)	$(9,532)	$(14,329)	$(1,656)

Core Net Income	$51,073	$49,673	$196,315	$201,633	$204,982	$196,725	$198,039

(a)
Adjustments that are immaterial to our financial results have not been presented for certain periods.
(b)
Other adjustments include a one-time MasterCard signing bonus and a recovery of an investment that was previously written down.
(c)
One-time items include one-time IPO costs.
(2)
Except for the efficiency ratio and the core efficiency ratio, amounts are annualized for the three months ended March 31, 2016 and 2015.

(3)
Core net interest margin is a non-GAAP financial measure. We compute our core net interest margin as the ratio of core net interest income to average earning assets. For a reconciliation to the most directly comparable GAAP financial measure for core net interest income, see footnote (1), above.

(4)
Core efficiency ratio is a non-GAAP financial measure. We compute our core efficiency ratio as the ratio of core noninterest expense to the sum of core net interest income and core noninterest income. For a reconciliation to the most directly comparable GAAP financial measures for core noninterest expense, core net interest income and core noninterest income, see footnote (1), above.

(5)
Core return on average total assets is a non-GAAP financial measure. We compute our core return on average total assets as the ratio of core net income to average total assets. For a reconciliation to the most directly comparable GAAP financial measure for core net income, see footnote (1), above.

(6)
Core return on average tangible assets is a non-GAAP financial measure. We compute our core return on average tangible assets as the ratio of core net income to average tangible assets. For a reconciliation to the most directly comparable GAAP financial measure for core net income, see footnote (1), above.

(7)
Core return on average total stockholder's equity is a non-GAAP financial measure. We compute our core return on average total stockholder's equity as the ratio of core net income to average stockholder's equity. For a reconciliation to the most directly comparable GAAP financial measure for core net income, see footnote (1), above.

(8)
Return on average tangible stockholder's equity, core return on average tangible stockholder's equity and tangible stockholder's equity to tangible assets are non-GAAP financial measures. We compute our return on average tangible stockholder's equity as the ratio of net income to average tangible stockholder's equity, which is calculated by subtracting (and thereby effectively excluding) amounts related to the effect of goodwill from our average total stockholder's equity. We compute our core return on average tangible stockholder's equity as the ratio of core net income to average tangible stockholder's equity, which is calculated by subtracting (and thereby effectively excluding) amounts related to the effect of goodwill from our average total stockholder's equity. For a reconciliation to the most directly comparable GAAP financial measure for core net income, see footnote (1), above. We compute our tangible stockholder's equity to tangible assets as the ratio of tangible stockholder's equity to tangible assets, each of which we calculate by subtracting (and thereby effectively excluding) the value of our goodwill. We believe that these measurements are useful for investors, regulators, management and others to evaluate financial performance and capital adequacy relative to other financial institutions. Although these non-GAAP financial measures are frequently used by stakeholders in the evaluation of a company, they have limitations as analytical tools and should not be considered in isolation or as a substitute for analyses of results as reported under GAAP. The following table provides a reconciliation of these non-GAAP financial measures with their most closely related GAAP measures for the periods indicated:

GAAP to Non-GAAP Reconciliation	As of and for the three months ended March 31,		As of and for the twelve months ended December 31,

(dollars in thousands)	2016	2015	2015	2014	2013	2012	2011
Net Income	$65,531	$54,122	$213,780	$216,672	$214,514	$211,054	$199,695
Average Total Stockholder's Equity	2,769,476	2,710,130	2,735,786	2,698,395	2,667,445	2,664,189	$2,640,618
Less: Average Goodwill	995,492	995,492	995,492	995,492	995,492	995,492	995,492

Average Tangible Stockholder's Equity	$1,773,984	$1,714,638	$1,740,294	$1,702,903	$1,671,953	$1,668,697	$1,645,126

Total Stockholder's Equity	$2,471,734	$2,707,920	$2,736,941	$2,675,040	$2,651,111	$2,654,168	$2,677,372
Less: Goodwill	995,492	995,492	995,492	995,492	995,492	995,492	995,492

Tangible Stockholder's Equity	$1,476,242	$1,712,428	$1,741,449	$1,679,548	$1,655,619	$1,658,676	$1,681,880

Total Assets	$19,087,504	$18,734,036	$19,352,681	$18,133,696	$17,118,777	$16,646,665	$15,839,422
Less: Goodwill	995,492	995,492	995,492	995,492	995,492	995,492	995,492

Tangible Assets	$18,092,012	$17,738,544	$18,357,189	$17,138,204	$16,123,285	$15,651,173	$14,843,930

Return on Average Total Stockholder's Equity(a)	9.52%	8.10%	7.81%	8.03%	8.04%	7.92%	7.56%
Return on Average Tangible Stockholder's Equity (Non-GAAP)(a)	14.86%	12.80%	12.28%	12.72%	12.83%	12.65%	12.14%
Total Stockholder's Equity to Total Assets	12.95%	14.45%	14.14%	14.75%	15.49%	15.94%	16.90%
Tangible Stockholder's Equity to Tangible Assets (Non-GAAP)	8.16%	9.65%	9.49%	9.80%	10.27%	10.60%	11.33%

(a)
Annualized for the three months ended March 31, 2016 and 2015.
(9)
Beginning in 2015, capital ratios were reported using Basel III capital definitions, inclusive of transition provisions and Basel III weighted assets. Our 2011-2014 capital ratios were reported using Basel I capital definitions, in which the common equity tier 1 capital ratio was not required. The change in our capital ratios from December 31, 2015 to March 31, 2016 was primarily due to distributions of $363.6 million made in connection with the Reorganization Transactions.

RISK FACTORS

          Investing in our common stock involves a significant degree of risk. The material risks and uncertainties that management believes affect us are described below. Before investing in our common stock, you should carefully consider the risks and uncertainties described below, in addition to the other information contained in this prospectus. Any of the following risks, as well as risks that we do not know or currently deem immaterial, could have a material adverse effect on our business, financial condition or results of operations. As a result, the trading price of our common stock could decline, and you could lose some or all of your investment. Further, to the extent that any of the information in this prospectus constitutes forward-looking statements, the risk factors below are cautionary statements identifying important factors that could cause actual results to differ materially from those expressed in any forward-looking statements made by us or on our behalf. See "Cautionary Note Regarding Forward-Looking Statements".

Risks Related to Our Business

Geographic concentration in our existing markets may unfavorably impact our operations.

          A substantial majority of our business is with customers located within Hawaii. Our operations are heavily concentrated in Hawaii, Guam and Saipan with the exception of our auto dealer flooring and certain other limited lending services outside Hawaii, Guam and Saipan, which services represent 21% of our total loan and lease portfolio as of March 31, 2016. As a result of this geographic concentration, our results depend largely on economic conditions in these and surrounding areas. As discussed below, deterioration in economic conditions in Hawaii, Guam and Saipan would have a material adverse effect on our business, financial condition or results of operations.

Our business may be adversely affected by conditions in the financial markets and economic conditions generally and in Hawaii, Guam and Saipan in particular.

          We provide banking and financial services to customers primarily in Hawaii, Guam and Saipan. Our financial performance generally, and the ability of our borrowers to pay interest on and repay principal of outstanding loans and the value of collateral securing those loans in particular, as well as demand for loans and other products and services we offer, is highly dependent upon the business environment in the markets in which we operate. Economic conditions in our markets depend mainly on tourism, U.S. military and defense products and services, real estate, government and other service-based industries. Declines in tourism, fluctuations in the strength of currencies such as the U.S. dollar and the Japanese yen, the inability of the Hawaii economy to absorb continuing construction expansion, continued higher levels of underemployment compared to pre-recession levels, increases in energy costs, the availability of affordable air transportation, real or threatened acts of war or terrorism, adverse weather, pandemics, natural disasters and local budget issues, among other factors, may impact consumer and corporate spending. As a result, these events may contribute to a deterioration in Hawaii's general economic condition, which, as a result of our geographic concentration, could adversely impact us and our borrowers.

          Commercial lending represents approximately 54% of our total loan and lease portfolio as of March 31, 2016, and we generally make loans to small to mid-sized businesses whose success depends on the regional economy. These businesses generally have fewer financial resources in terms of capital or borrowing capacity than larger entities and may expose us to greater credit risks. We also engage in mortgage lending and automobile financing, as well as other forms of consumer lending. Adverse economic and business conditions in our market areas could reduce our growth rate, affect our borrowers' ability to repay their loans and, consequently, adversely affect our financial condition and performance.

          The U.S. military has a major presence in Hawaii and Guam and, as a result, is an important aspect of the economies in which we operate. The funding of the U.S. military occurs as part of the overall U.S. government budget and appropriation process which is driven by numerous factors, including geo-political events, macroeconomic conditions and the ability of the U.S. government to enact legislation such as appropriations bills. There have been lower levels of federal government expenditures in Hawaii since the budget sequestration took effect in March 2013. Further cuts in defense and other security spending could have an adverse impact on the economy in our markets.

          Other economic conditions that affect our financial performance include short-term and long-term interest rates, the prevailing yield curve, inflation and price levels (particularly for real estate), monetary policy, unemployment and the strength of the domestic economy as a whole. Unfavorable market conditions can result in a deterioration in the credit quality of our borrowers and the demand for our products and services, an increase in the number of loan delinquencies, defaults and charge-offs, additional provisions for loan losses, adverse asset values and an overall material adverse effect on the quality of our loan portfolio. Unfavorable or uncertain economic and market conditions can be caused by declines in economic growth, business activity or investor or business confidence; limitations on the availability or increases in the cost of credit and capital; increases in inflation or interest rates; high unemployment; natural disasters; or a combination of these or other factors.

Our business is significantly dependent on the real estate markets in which we operate, as a significant percentage of our loan portfolio is secured by real estate.

          As of March 31, 2016, our real estate loans represented approximately $6.2 billion, or 56% of our total loan and lease portfolio. Our real estate loans consist primarily of commercial and construction loans (representing 23% of our total loan and lease portfolio) and residential loans including home equity loans (representing 33% of our total loan and lease portfolio), with the significant majority of these loans concentrated in Hawaii. Real property values in Hawaii may be affected by a variety of factors outside of our control and the control of our borrowers, including national and local economic conditions generally. Declines in real property prices, including prices for homes and commercial properties, in Hawaii, Guam or Saipan could result in a deterioration of the credit quality of our borrowers, an increase in the number of loan delinquencies, defaults and charge-offs, and reduced demand for our products and services generally. Our commercial real estate loans may have a greater risk of loss than residential mortgage loans, in part because these loans are generally larger or more complex to underwrite and are characterized by having a limited supply of real estate at commercially attractive locations, long delivery time frames for development and high interest rate sensitivity. In addition, nearly all residential mortgage loans and home equity lines of credit and loans outstanding are for residences located in Hawaii, Guam or Saipan. These island locales are susceptible to a wide array of potential natural disasters including, but not limited to, hurricanes, floods, tsunamis and earthquakes. Finally, declines in real property values in Hawaii could reduce the value of any collateral we realize following a default on these loans and could adversely affect our ability to continue to grow our loan portfolio consistent with our underwriting standards. Our failure to effectively mitigate these risks could have a material adverse effect on our business, financial condition or results of operations.

Concentrated exposures to certain asset classes and individual obligors may unfavorably impact our operations.

          We have naturally developed concentrated exposures to those asset classes and industries in which we have specific knowledge or competency, such as commercial real estate lending and dealer financing, which represented 23% and 8% of our total lending commitments, respectively, as of March 31, 2016. In management's judgment, our extensive experience within these concentration areas, and our strategic relationships within such areas, allows us to better evaluate the associated risks and price credit accordingly. However, the presence of dissimilar exposures across asset classes leaves us exposed to the risk of a focused downturn within a concentration area. Additionally, we have cultivated relationships with market leaders that result in relatively larger exposures to select single obligors than would be typical for an institution of our size in a larger operating market. For example, our top five dealer relationships represented approximately 31% of our outstanding dealer flooring commitments as of March 31, 2016. The failure to properly anticipate and address risks associated with these concentrated exposures could have a material adverse effect on our business, financial condition or results of operations.

Our business is subject to interest rate risk and fluctuations in interest rates may adversely affect our earnings.

          Fluctuations in interest rates may negatively impact our banking business and may weaken demand for some of our products. Our earnings and cash flows are largely dependent on net interest income, which is the difference between the interest income we receive from interest-earning assets (e.g., loans and investment securities) and the interest expense we pay on interest-bearing liabilities (e.g., deposits and borrowings). The level of net interest income is primarily a function of the average balance of interest-earning assets, the average balance of interest-bearing liabilities and the spread between the yield on such assets and the cost of such liabilities. These factors are influenced by both the pricing and mix of interest-earning assets and interest-bearing liabilities. Interest rates are volatile and highly sensitive to many factors that are beyond our control, such as economic conditions and policies of various governmental and regulatory agencies, and, in particular the monetary policy of the Federal Open Market Committee of the Federal Reserve System (the "FOMC"). In recent years, it has been the policy of the FOMC and the U.S. Treasury Department to maintain interest rates at historically low levels through a targeted federal funds rate and the purchase of U.S. Treasury and mortgage-backed securities. As a result, yields on securities we have purchased, and market rates on the loans we have originated, have been at levels lower than were available prior to 2008. Consequently, the average yield on our interest-earning assets has decreased during the current low interest rate environment. If a low interest rate environment persists, our net interest income may further decrease. This would be the case because our ability to lower our interest expense has been limited at these interest rate levels, while the average yield on our interest-earning assets has continued to decrease.

          In December 2015, the FOMC raised short term interest rates by 25 basis points. While the FOMC did not change the rates at its January, March or April 2016 meetings, it may raise interest rates further in the coming months. Moreover, as interest rates begin to increase, if our variable rate interest-earning assets do not reprice faster than our interest-bearing liabilities in a rising rate environment, our net interest income could be adversely affected. If our net interest income decreases, this could have an adverse effect on our profitability, including the value of our investments.

          Changes in monetary policy, including changes in interest rates, could influence not only the interest we receive on loans and securities and the amount of interest we pay on deposits and borrowings, but also our ability to originate loans and deposits. Changes in interest rates also have a significant impact on the carrying value of certain assets, including loans, real estate and investment securities, on our balance sheet. We may incur debt in the future and that debt may also be sensitive to interest rates.

          The cost of our deposits is largely based on short-term interest rates, the level of which is driven primarily by the FOMC's actions. However, the yields generated by our loans and securities are often difficult to re-price and are typically driven by longer-term interest rates, which are set by the market or, at times, the FOMC's actions, and vary over time. The level of net interest income is therefore influenced by movements in such interest rates and the pace at which such movements occur. If the interest rates paid on our deposits and other borrowings increase at a faster pace than the interest rates on our loans and other investments, our net interest income may decline and, with it, a decline in our earnings may occur. Our net interest income and earnings would be similarly affected if the interest rates on our interest-earning assets declined at a faster pace than the interest rates on our deposits and other borrowings. Any substantial, unexpected, prolonged change in market interest rates could have a material adverse effect on our business, financial condition or results of operations.

          Changes in interest rates can also affect the level of loan refinancing activity, which impacts the amount of prepayment penalty income we receive on loans we hold. Because prepayment penalties are recorded as interest income when received, the extent to which they increase or decrease during any given period could have a significant impact on the level of net interest income and net income we generate during that time. A decrease in our prepayment penalty income resulting from any change in interest rates or as a result of regulatory limitations on our ability to charge prepayment penalties could therefore adversely affect our net interest income, net income or results of operations.

          Changes in interest rates can also affect the slope of the yield curve. A decline in the current yield curve or a flatter or inverted yield curve could cause our net interest income and net interest margin to contract, which could have a material adverse effect on our net income and cash flows, as well as the value of our assets. An inverted yield curve may also adversely affect the yield on investment securities by increasing the prepayment risk of any securities purchased at a premium.

          As of March 31, 2016, we had $5.4 billion of noninterest-bearing demand deposits and $10.7 billion of interest-bearing demand deposits. The prohibition restricting depository institutions from paying interest on demand deposits, such as checking accounts, was repealed effective on July 21, 2011 as part of the Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act"). Current interest rates for interest bearing checking accounts are very low because of current market conditions and, so far, the impact of the repeal has not been significant to us. However, we do not know what market rates will eventually be and, therefore, we cannot estimate at this time the long-term impact of the repeal on our interest expense on deposits. If we need to offer higher interest rates on checking accounts to maintain current clients or attract new clients, our interest expense will increase, perhaps materially. Furthermore, if we fail to offer interest in a sufficient amount to keep these demand deposits, our core deposits may be reduced, which would require us to obtain funding in other ways or risk slowing our future asset growth.

Our business, profitability and liquidity may be adversely affected by deterioration in the credit quality of, or defaults by, third parties who owe us money, securities or other assets or whose securities or obligations we hold.

          A number of our products expose us to credit risk. We are exposed to the risk that third parties that owe us money, securities or other assets will not perform their obligations. These parties may default on their obligations to us due to bankruptcy, lack of liquidity, operational failure or other reasons. A failure of a significant market participant, or even concerns about a default by such an institution, could lead to significant liquidity problems, losses or defaults by other institutions, which in turn could adversely affect us.

          We are also subject to the risk that our rights against third parties may not be enforceable in all circumstances. In addition, deterioration in the credit quality of third parties whose securities or obligations we hold, including a deterioration in the value of collateral posted by third parties to secure their obligations to us under derivatives contracts and loan agreements, could result in losses and/or adversely affect our ability to rehypothecate or otherwise use those securities or obligations for liquidity purposes.

We might underestimate the credit losses inherent in our loan and lease portfolio and have credit losses in excess of the amount we reserve for loan and lease losses.

          Because the credit quality of our loan and lease portfolio can have a significant impact on our earnings, the operation of our business requires us to manage credit risk. As a lender, we are exposed to the risk that our borrowers will be unable to repay their loans according to their terms, and that the collateral securing repayment of the loans we extend, if any, may not be sufficient to ensure repayment. In addition, there are risks inherent in making any loan, including risks with respect to the period of time over which the loan may be repaid, risks relating to proper loan underwriting, risks resulting from changes in economic and industry conditions and risks inherent in dealing with individual borrowers, including the risk that a borrower may not provide information to us about its business in a timely manner and/or may present inaccurate or incomplete information to us, and risks relating to the value of collateral.

          We maintain an allowance for loan and lease losses, which is a reserve established through a provision for loan and lease losses charged to expense representing management's best estimate of probable losses that have been incurred within our existing portfolio of loans and leases. The allowance, in the judgment of management, is necessary to reserve for estimated loan and lease losses and risks inherent in our loan and lease portfolio. The level of the allowance reflects management's continuing evaluation of specific credit risks; the quality of the loan and lease portfolio; the value of the underlying collateral; the level of non-accruing loans and leases; incurred losses inherent in the current loan and lease portfolio; and economic, political and regulatory conditions.

          For our commercial loans, we perform an internal loan review and grade loans on an ongoing basis, and we estimate and establish reserves for credit risks and credit losses inherent in our credit exposure (including unfunded lending commitments). The objective of our loan review and grading procedures is to identify existing or emerging credit quality problems so that appropriate steps can be initiated to avoid or minimize future losses. This process, which is critical to our financial results and condition, requires difficult, subjective and complex judgments of loan collectability. As is the case with any such assessments, there is always the chance that we will fail to identify the proper factors or that we will fail to accurately estimate the impacts of factors that we do identify.

          Although our management has established an allowance for loan and lease losses it believes is adequate to absorb probable and reasonably estimable losses in our loan and lease portfolio, this allowance may not be adequate. We could sustain credit losses that are significantly higher than the amount of our allowance for loan and lease losses. Higher credit losses could arise for a variety of reasons, such as growth in our loan and lease portfolio, changes in economic conditions affecting borrowers, new information regarding our loans and leases and other factors within and outside our control. If real estate values were to decline or if economic conditions in our markets were to deteriorate unexpectedly, additional loan and lease losses not incorporated in the existing allowance for loan and lease losses might occur. Losses in excess of the existing allowance for loan and lease losses will reduce our net income and could have a material adverse effect on our business, financial condition or results of operations. A severe downturn in the economy generally, in our markets specifically or affecting the business and assets of individual customers would generate increased charge-offs and a need for higher reserves. While we believe that our allowance for credit losses was adequate as of March 31, 2016, there is no assurance that it will be sufficient to cover all incurred credit losses. In the event of significant deterioration in economic conditions, we may be required to increase reserves in future periods, which would reduce our earnings.

          In addition, bank regulatory agencies will periodically review our allowance for loan and lease losses and the value attributed to non-accrual loans and leases or to real estate we acquire through foreclosure. Such regulatory agencies may require us to adjust our determination of the value for these items, increase our allowance for loan and lease losses or reduce the carrying value of owned real estate, reducing our net income. Further, if charge-offs in future periods exceed the allowance for loan and lease losses, we may need additional adjustments to increase the allowance for loan and lease losses. These adjustments could have a material adverse effect on our business, financial condition or results of operations.

Our ability to maintain, attract and retain customer relationships is highly dependent on our reputation.

          As the parent company of Hawaii's oldest and largest bank, we rely in part on the reputation of our bank for superior financial services to retain our customer relationships. Damage to our reputation could undermine the confidence of our current and potential customers in our ability to provide high-quality financial services. Such damage could also impair the confidence of our counterparties and vendors and ultimately affect our ability to effect transactions. Maintenance of our reputation depends not only on our success in maintaining our service-focused culture and controlling and mitigating the various risks described in this prospectus, but also on our success in identifying and appropriately addressing issues that may arise in areas such as potential conflicts of interest, anti-money laundering, customer personal information and privacy issues, customer and other third party fraud, record-keeping, regulatory investigations and any litigation that may arise from the failure or perceived failure of us to comply with legal and regulatory requirements. Maintaining our reputation also depends on our ability to successfully prevent third parties from infringing on the "First Hawaiian Bank" brand and associated trademarks and our other intellectual property. Defense of our reputation, trademarks and other intellectual property, including through litigation, could result in costs that could have a material adverse effect on our business, financial condition or results of operations.

The value of the financial instruments we own may decline in the future.

          As of March 31, 2016, we owned $3.9 billion of financial instruments, which largely consisted of our positions in collateralized mortgage obligations, U.S. government and government-sponsored enterprises and federal agency obligations and mortgage and asset-backed securities. We evaluate our investment securities on at least a quarterly basis, and more frequently when economic and market conditions warrant such an evaluation, to determine whether any decline in fair value below amortized cost is the result of an other-than-temporary impairment. The process for determining whether impairment is other-than-temporary usually requires complex, subjective judgments about the future financial performance of the issuer in order to assess the probability of receiving all contractual principal and interest payments on the security. Because of changing economic and market conditions affecting issuers, we may be required to recognize other-than-temporary impairment in future periods, which could adversely affect our business, results of operations or financial condition.

Loss of deposits could increase our funding costs.

          Like many banking companies, we rely on customer deposits to meet a considerable portion of our funding, and we continue to seek customer deposits to maintain this funding base. We accept deposits directly from consumer and commercial customers and, as of March 31, 2016, we had $16.1 billion in deposits. Although we hold the largest share of the deposit market in Hawaii, these deposits are subject to potentially dramatic fluctuations in availability or price due to certain factors outside our control, such as a loss of confidence by customers in us or the banking sector generally, customer perceptions of our financial health and general reputation, increasing competitive pressures from other financial services firms for consumer or corporate customer deposits, changes in interest rates and returns on other investment classes, which could result in significant outflows of deposits within short periods of time or significant changes in pricing necessary to maintain current customer deposits or attract additional deposits.

Our liquidity is dependent on dividends from First Hawaiian Bank.

          We are a legal entity separate and distinct from our banking and other subsidiaries. Virtually all of our cash flow, including cash flow to pay dividends on our equity and principal and interest on any debt we may incur, is dividends from First Hawaiian Bank. Various federal and state laws and regulations limit the amount of dividends that our bank may pay to us. For example, Hawaii law only permits our bank to pay dividends out of retained earnings as defined under Hawaii banking law ("Statutory Retained Earnings"), which differs from GAAP retained earnings. Also, our right to participate in a distribution of assets upon a subsidiary's liquidation or reorganization is subject to the prior claims of the subsidiary's creditors. In the event our bank is unable to pay dividends to us, we may not be able to service any debt we may incur, pay obligations or pay dividends on our common stock. The inability to receive dividends from our bank could have a material adverse effect on our business, financial condition or results of operations.

Severe weather, hurricanes, tsunamis, natural disasters, pandemics, acts of war or terrorism or other external events could significantly impact our business.

          Severe weather, hurricanes, tsunamis, natural disasters, widespread disease or pandemics, acts of war or terrorism or other adverse external events could have a significant impact on our ability to conduct business. In addition, such events could affect the stability of our deposit base, impair the ability of borrowers to repay outstanding loans, impair the value of collateral securing loans, cause significant property damage, result in loss of revenue or cause us to incur additional expenses. Because Hawaii's economy is heavily dependent on the tourism industry, which is in turn heavily influenced by the affordability and desirability of air travel and the prevailing weather patterns in the region, we could be disproportionally affected relative to others in the case of external events such as acts of war or terrorism, severe weather, natural disasters or pandemics. The occurrence of any of these events in the future could have a material adverse effect on our business, financial condition or results of operations.

          We own the building in Honolulu in which our principal office and headquarters are located. The building is the tallest building in Honolulu and a prominent architectural landmark. We lease space in the building to a number of other businesses and, for the three months ended March 31, 2016 and the year ended December 31, 2015, the leases in our headquarters generated $0.9 million, or approximately 1.4%, and $2.9 million, or approximately 1.4%, of our net income, respectively. In addition, as of March 31, 2016, over 600, or a quarter of our employees work in our principal office. Given that we derive a portion of our income from leasing space in our principal office building and that the largest concentration of our employees is located in our principal office building, depending on the intensity and longevity of the event, a catastrophic event impacting our Honolulu office building, including a terrorist attack, extreme weather event or other hostile or catastrophic event, could negatively affect our business and reputation. In addition to the impact this would have on our ability to service and interact with our clients, we may also lose the rental income we derive from tenants that occupy our Honolulu office building. Further, the value of our Honolulu office building, which accounted for approximately 43.6% of the net book value of our total premises and equipment, or $132.7 million, as of March 31, 2016, could significantly depreciate if such a catastrophic event were to occur. A significant event impacting our principal office building could have a material adverse effect on our business, financial condition or results of operations.

We may not be able to maintain consistent growth, earnings or profitability.

          Although First Hawaiian Bank has experienced five consecutive years of economic expansion, there can be no assurance that we will be able to continue to grow and to remain profitable in future periods, or, if profitable, that our overall earnings will remain consistent or increase in the future. Sustainable growth requires that we manage our risks by following prudent loan underwriting standards, balancing loan and deposit growth without increasing interest rate risk or compressing our net interest margin, maintaining more than adequate capital at all times, hiring and retaining qualified employees and successfully implementing strategic projects and initiatives. Our earnings may also be reduced by increased expenses associated with increased assets, such as additional employee compensation expense, and increased interest expense on any liabilities incurred or deposits solicited to fund increases in assets.

          Continued, long-term growth may be unsustainable, given the concentration of our operations and customer base in Hawaii, Guam and Saipan. Moreover, under applicable laws, we may not be permitted to acquire any bank in Hawaii because we control more than 30% of the total amount of deposits in the Hawaii market. As a result, any further growth in the Hawaii market will most likely have to occur organically rather than by acquisition. Our inability to manage our growth successfully or to continue to expand into new markets could have a material adverse effect on our business, financial condition or results of operations.

We may not be able to attract and retain key personnel and other skilled employees.

          Our success depends, in large part, on the skills of our management team and our ability to retain, recruit and motivate key officers and employees. Competition for qualified employees and personnel in the banking industry is intense and there is a limited number of qualified persons with knowledge of, and experience in, the regional banking industry, especially in the communities served by our branch network. A substantial number of our employees have considerable tenure with First Hawaiian Bank and some will be nearing retirement in the next few years, which makes succession planning important to the continued operation of our business. We need to continue to attract and retain key personnel and to recruit qualified individuals to succeed existing key personnel to ensure the continued growth and successful operation of our business. Leadership changes will occur from time to time, and we cannot predict whether significant retirements or resignations will occur or whether we will be able to recruit additional qualified personnel. Competition for senior executives and skilled personnel in the financial services and banking industry is intense, which means the cost of hiring, incentivizing and retaining skilled personnel may continue to increase, which could have a material adverse effect on our business, financial condition or results of operations. In addition, our ability to effectively compete for senior executives and other qualified personnel by offering competitive compensation and benefit arrangements may be restricted by applicable banking laws and regulations, including compensation restrictions applicable to us while we are a controlled subsidiary of BNPP and restrictions recently proposed for adoption by U.S. regulatory agencies, including the Federal Reserve and FDIC. The loss of the services of any senior executive or other key personnel, the inability to recruit and retain qualified personnel in the future or the failure to develop and implement a viable succession plan, could have a material adverse effect on our business, financial condition or results of operations.

We operate in a highly competitive industry and market area.

          We operate in the highly competitive financial services industry and face significant competition for customers from financial institutions located both within and beyond our principal markets. We compete with commercial banks, savings banks, credit unions, non-bank financial services companies and other financial institutions operating within or near the areas we serve. Additionally, certain large banks headquartered on the U.S. mainland and large community banking institutions target the same customers we do. In addition, as customer preferences and expectations continue to evolve, technology has lowered barriers to entry and made it possible for banks to expand their geographic reach by providing services over the Internet and for non-banks to offer products and services traditionally provided by banks, such as automatic transfer and automatic payment systems. The banking industry is experiencing rapid changes in technology, and, as a result, our future success will depend in part on our ability to address our customers' needs by using technology. Customer loyalty can be influenced by a competitor's new products, especially offerings that could provide cost savings or a higher return to the customer. Increased lending activity of competing banks following the Great Recession has also led to increased competitive pressures on loan rates and terms for high-quality credits. We may not be able to compete successfully with other financial institutions in our markets, and we may have to pay higher interest rates to attract deposits, accept lower yields to attract loans and pay higher wages for new employees, resulting in lower net interest margins and reduced profitability.

          Many of our non-bank competitors are not subject to the same extensive regulations that govern our activities and may have greater flexibility in competing for business. The financial services industry could become even more competitive as a result of legislative, regulatory and technological changes and continued consolidation. In addition, some of our current commercial banking customers may seek alternative banking sources as they develop needs for credit facilities larger than we may be able to accommodate. Our inability to compete successfully in the markets in which we operate could have a material adverse effect on our business, financial condition or results of operations.

New lines of business, products, product enhancements or services may subject us to additional risks.

          From time to time, we may implement new lines of business or offer new products and product enhancements as well as new services within our existing lines of business. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In implementing, developing or marketing new lines of business, products, product enhancements or services, we may invest significant time and resources, although we may not assign the appropriate level of resources or expertise necessary to make these new lines of business, products, product enhancements or services successful or to realize their expected benefits. Further, initial timetables for the introduction and development of new lines of business, products, product enhancements or services may not be achieved, and price and profitability targets may not prove feasible. External factors, such as compliance with regulations, competitive alternatives and shifting market preferences, may also impact the ultimate implementation of a new line of business or offerings of new products, product enhancements or services. Furthermore, any new line of business, product, product enhancement or service could have a significant impact on the effectiveness of our system of internal controls. Additionally, until BNPP ceases to directly or indirectly beneficially own at least 25% of our outstanding common stock, any material change to the scope of our business immediately prior to our initial public offering must also be approved by a majority of our directors designated for nomination and election by BNPP pursuant to the Stockholder Agreement we intend to enter into with BNPP in connection with this offering, and BNPP-designated directors may not approve changes to the scope of our business even though other directors believe such changes may be beneficial to us or our other stockholders. See "— Risks Related to Our Controlling Stockholder". Failure to successfully manage these risks in the development and implementation of new lines of business or offerings of new products, product enhancements or services could have a material adverse effect on our business, financial condition or results of operations.

If our techniques for managing risk are ineffective, we may be exposed to material unanticipated losses.

          In order to manage the significant risks inherent in our business, we must maintain effective policies, procedures and systems that enable us to identify, monitor and control our exposure to material risks, such as credit, operational, legal and reputational risks. Our risk management methods may prove to be ineffective due to their design, their implementation or the degree to which we adhere to them, or as a result of the lack of adequate, accurate or timely information or otherwise. If our risk management efforts are ineffective, we could suffer losses that could have a material adverse effect on our business, financial condition or results of operations. In addition, we could be subject to litigation, particularly from our customers, and sanctions or fines from regulators. Our techniques for managing the risks we face may not fully mitigate the risk exposure in all economic or market environments, including exposure to risks that we might fail to identify or anticipate.

We are dependent on the use of data and modeling both in our management's decision-making generally and in meeting regulatory expectations in particular.

          The use of statistical and quantitative models and other quantitatively-based analyses is endemic to bank decision-making and regulatory compliance processes, and the employment of such analyses is becoming increasingly widespread in our operations. Liquidity stress testing, interest rate sensitivity analysis, the automated extension of credit based on defined criteria and the identification of possible violations of anti-money laundering regulations are all examples of areas in which we are dependent on models and the data that underlies them. The annual Dodd-Frank Act stress testing ("DFAST") and the Comprehensive Capital Analysis and Review ("CCAR") submissions discussed elsewhere in this prospectus also create significate dependencies on data and modeling. We anticipate that model-derived insights will penetrate further into bank decision-making, and particularly risk management efforts, as the capacities developed to meet rigorous stress testing requirements are able to be employed more widely. While these quantitative techniques and approaches improve our decision-making, they also create the possibility that faulty data or flawed quantitative approaches could yield adverse outcomes or regulatory scrutiny. Secondarily, because of the complexity inherent in these approaches, misunderstanding or misuse of their outputs could similarly result in suboptimal decision-making.

The occurrence of fraudulent activity, breaches or failures of our information security controls or cybersecurity-related incidents could have a material adverse effect on our business, financial condition or results of operations.

          As a financial institution, we are susceptible to fraudulent activity, information security breaches and cybersecurity-related incidents that may be committed against us or our clients, which may result in financial losses or increased costs to us or our clients, disclosure or misuse of our information or our client information, misappropriation of assets, privacy breaches against our clients, litigation or damage to our reputation. Such fraudulent activity may take many forms, including check fraud, electronic fraud, wire fraud, phishing, social engineering and other dishonest acts. Information security breaches and cybersecurity-related incidents may include fraudulent or unauthorized access to systems used by us or our clients, denial or degradation of service attacks, and malware or other cyber-attacks. In recent periods, there continues to be a rise in electronic fraudulent activity, security breaches and cyber-attacks within the financial services industry, especially in the commercial banking sector due to cyber criminals targeting commercial bank accounts. Consistent with industry trends, we have also experienced an increase in attempted electronic fraudulent activity, security breaches and cybersecurity-related incidents in recent periods. Moreover, in recent periods, several large corporations, including financial institutions and retail companies, have suffered major data breaches, in some cases exposing not only confidential and proprietary corporate information, but also sensitive financial and other personal information of their customers and employees and subjecting them to potential fraudulent activity. Some of our clients may have been affected by these breaches, which increase their risks of identity theft, credit card fraud and other fraudulent activity that could involve their accounts with us.

          We also face risks related to cyber-attacks and other security breaches in connection with credit card transactions that typically involve the transmission of sensitive information regarding our customers through various third parties, including merchant acquiring banks, payment processors, payment card networks and our processors. Some of these parties have in the past been the target of security breaches and cyber-attacks, and because the transactions involve third parties and environments such as the point of sale that we do not control or secure, future security breaches or cyber-attacks affecting any of these third parties could impact us through no fault of our own, and in some cases we may have exposure and suffer losses for breaches or attacks relating to them.

          Information pertaining to us and our customers is maintained, and transactions are executed, on networks and systems maintained by us, our customers and certain of our third party partners, such as our online banking or reporting systems. The secure maintenance and transmission of confidential information, as well as execution of transactions over these systems, are essential to protect us and our customers against fraud and security breaches and to maintain our customers' confidence. Breaches of information security also may occur, and in infrequent cases have occurred, through intentional or unintentional acts by those having access to our systems or our customers' or counterparties' confidential information, including employees. In addition, increases in criminal activity levels and sophistication, advances in computer capabilities, new discoveries, vulnerabilities in third-party technologies (including browsers and operating systems) or other developments could result in a compromise or breach of the technology, processes and controls that we use to prevent fraudulent transactions and to protect data about us, our customers and underlying transactions, as well as the technology used by our customers to access our systems. Although we have developed, and continue to invest in, systems and processes that are designed to detect and prevent security breaches and cyber-attacks and periodically test our security, our inability to anticipate, or failure to adequately mitigate, breaches of security could result in: losses to us or our customers; our loss of business and/or customers; damage to our reputation; the incurrence of additional expenses; disruption to our business; our inability to grow our online services or other businesses; additional regulatory scrutiny or penalties; or our exposure to civil litigation and possible financial liability — any of which could have a material adverse effect on our business, financial condition or results of operations.

          More generally, publicized information concerning security and cyber-related problems could inhibit the use or growth of electronic or web-based applications or solutions as a means of conducting commercial transactions. Such publicity may also cause damage to our reputation as a financial institution. As a result, our business, financial condition or results of operations could be adversely affected.

Employee misconduct could expose us to significant legal liability and reputational harm.

          We are vulnerable to reputational harm because we operate in an industry in which integrity and the confidence of our customers are of critical importance. Our employees could engage in misconduct that adversely affects our business. For example, if an employee were to engage in fraudulent, illegal or suspicious activities, we could be subject to regulatory sanctions and suffer serious harm to our reputation (as a consequence of the negative perception resulting from such activities), financial position, customer relationships and ability to attract new customers. Our business often requires that we deal with confidential information. If our employees were to improperly use or disclose this information, even if inadvertently, we could suffer serious harm to our reputation, financial position and current and future business relationships. It is not always possible to deter employee misconduct, and the precautions we take to detect and prevent this activity may not always be effective. Misconduct by our employees, or even unsubstantiated allegations of misconduct, could result in a material adverse effect on our business, financial condition or results of operations.

We continually encounter technological change.

          The financial services industry is continually undergoing rapid technological change with frequent introductions of new, technology-driven products and services. The effective use of technology increases efficiency and enables financial institutions to better serve customers and to reduce costs. Our future success depends, in part, upon our ability to address the needs of our customers by using technology to provide products and services that will satisfy customer demands, as well as to create additional efficiencies in our operations. Certain of our competitors have substantially greater resources to invest in technological improvements than we do. We may not be able to effectively implement new, technology-driven products and services or be successful in marketing these products and services to our customers. In addition, the implementation of technological changes and upgrades to maintain current systems and integrate new ones may also cause service interruptions, transaction processing errors and system conversion delays and may cause us to fail to comply with applicable laws. Failure to successfully keep pace with technological change affecting the financial services industry and failure to avoid interruptions, errors and delays could have a material adverse effect on our business, financial condition or results of operations.

          We expect that new technologies and business processes applicable to the consumer credit industry will continue to emerge, and these new technologies and business processes may be better than those we currently use. Because the pace of technological change is high and our industry is intensely competitive, we may not be able to sustain our investment in new technology as critical systems and applications become obsolete or as better ones become available. A failure to maintain current technology and business processes could cause disruptions in our operations or cause our products and services to be less competitive, all of which could have a material adverse effect on our business, financial condition or results of operations.

We may be adversely affected by changes in the actual or perceived soundness or condition of other financial institutions.

          Financial services institutions that deal with each other are interconnected as a result of trading, investment, liquidity management, clearing, counterparty and other relationships. Within the financial services industry, loss of public confidence, including through default by any one institution, could lead to liquidity challenges or to defaults by other institutions. Concerns about, or a default by, one institution could lead to significant liquidity problems and losses or defaults by other institutions, as the commercial and financial soundness of many financial institutions is closely related as a result of these credit, trading, clearing and other relationships. Even the perceived lack of creditworthiness of, or questions about, a counterparty may lead to market-wide liquidity problems and losses or defaults by various institutions. This systemic risk may adversely affect financial intermediaries, such as clearing agencies, banks and exchanges with which we interact on a daily basis or key funding providers such as the Federal Home Loan Banks, any of which could have a material adverse effect on our access to liquidity or otherwise have a material adverse effect on our business, financial condition or results of operations.

We may need to raise additional capital in the future, and such capital may not be available when needed or at all.

          We may need to raise additional capital, in the form of additional debt or equity, in the future to have sufficient capital resources and liquidity to meet our commitments and fund our business needs and future growth, particularly if the quality of our assets or earnings were to deteriorate significantly. Our ability to raise additional capital, if needed, will depend on, among other things, conditions in the capital markets at that time, which are outside of our control, and our financial condition. Economic conditions and a loss of confidence in financial institutions may increase our cost of funding and limit access to certain customary sources of capital, including inter-bank borrowings, repurchase agreements and borrowings from the discount window of the Federal Reserve System. We may not be able to obtain capital on acceptable terms — or at all. Any occurrence that may limit our access to the capital markets, such as a decline in the confidence of debt purchasers, depositors of our bank or counterparties participating in the capital markets or other disruption in capital markets, may adversely affect our capital costs and our ability to raise capital and, in turn, our liquidity. Further, if we need to raise capital in the future, we may have to do so when many other financial institutions are also seeking to raise capital and would then have to compete with those institutions for investors. An inability to raise additional capital on acceptable terms when needed could have a material adverse effect on our business, financial condition or results of operations.

We may rely on the mortgage secondary market for some of our liquidity.

          We may originate and sell mortgage loans. Loans sold on the secondary market represented $167.2 million of mortgage loans sold during the year ended December 31, 2015. We rely on Federal National Mortgage Association ("Fannie Mae"), Federal Home Loan Mortgage Corporation ("Freddie Mac") and other purchasers to purchase loans in order to reduce our credit risk and provide funding for additional loans we desire to originate. We cannot provide assurance that these purchasers will not materially limit their purchases from us due to capital constraints or other factors, including, with respect to Fannie Mae and Freddie Mac, a change in the criteria for conforming loans. In addition, various proposals have been made to reform the U.S. residential mortgage finance market, including the role of Fannie Mae and Freddie Mac. The exact effects of any such reforms are not yet known, but may limit our ability to sell conforming loans to Fannie Mae or Freddie Mac. In addition, mortgage lending is highly regulated, and our inability to comply with all federal and state regulations and investor guidelines regarding the origination, underwriting documentation and servicing of mortgage loans may also impact our ability to continue selling mortgage loans. If we are unable to continue to sell loans in the secondary market, our ability to fund, and thus originate, additional mortgage loans may be adversely affected, which could have a material adverse effect on our business, financial condition or results of operations.

Consumer protection initiatives related to the foreclosure process could materially affect our ability as a creditor to obtain remedies.

          In 2011, Hawaii revised its rules for nonjudicial, or out-of-court, foreclosures. Prior to the revision, most lenders used the nonjudicial foreclosure method to handle foreclosures in Hawaii, as the process was less expensive and quicker than going through the court foreclosure process. After the revised rules went into effect, many lenders ended up forgoing nonjudicial foreclosures entirely and filing all foreclosures in court, which has created a backlog and slowed the judicial foreclosure process. Many lenders continue to exclusively use the judicial foreclosure process, making the foreclosure process very lengthy. Additionally, the joint federal-state settlement with several mortgage services over abuse of foreclosure practices creates further uncertainty for us and the mortgage servicing industry in general with respect to implementation of mortgage loan modifications and loss mitigation practices going forward. The manner in which these issues are ultimately resolved could impact our foreclosure procedures, which in turn could adversely affect our business, financial condition or results of operation.

We are subject to a variety of risks in connection with any sale of loans we may conduct.

          When we sell mortgage loans we are required to make customary representations and warranties to the purchaser about the mortgage loans and the manner in which they were originated and serviced. If any of these representations and warranties are incorrect, we may be required to indemnify the purchaser for any related losses, or we may be required to repurchase or provide substitute mortgage loans for part or all of the affected loans. We may also be required to repurchase loans as a result of borrower fraud or in the event of early payment default by the borrower on a loan we have sold. If the level of repurchase and indemnity activity becomes material, it could have a material adverse effect on our liquidity, business, financial condition or results of operations. Mortgage lending is highly regulated. Our inability to comply with all federal and state regulations and investor guidelines regarding the origination, underwriting documentation and servicing of mortgage loans may impact our ability to sell mortgage loans in the future.

          In addition, we must report as held for sale any loans which we have undertaken to sell, whether or not a purchase agreement for the loans has been executed. We may therefore be unable to ultimately complete a sale for part or all of the loans we classify as held for sale. We must exercise our judgment in determining when loans must be reclassified from held for investment status to held for sale status under applicable accounting guidelines. Any failure to accurately report loans as held for sale could result in regulatory investigations and monetary penalties. Any of these actions could have a material adverse effect on our business, financial condition or results of operations. Our policy is to carry loans held for sale at the lower of cost or fair value. As a result, prior to being sold, any loans classified as held for sale may be adversely affected by market conditions, including changes in interest rates, and by changes in the borrower's creditworthiness, and the value associated with these loans, including any loans originated for sale in the secondary market, may decline prior to being sold. We may be required to reduce the value of any loans we mark held for sale as a result, which could have a material adverse effect on our business, financial condition or results of operations.

The appraisals and other valuation techniques we use in evaluating and monitoring loans secured by real property, other real estate owned ("OREO") and repossessed personal property may not accurately describe the net value of the asset.

          In considering whether to make a loan secured by real property, we generally require an appraisal of the property. However, an appraisal is only an estimate of the value of the property at the time the appraisal is made, and, as real estate values may change significantly in value in relatively short periods of time (especially in periods of heightened economic uncertainty), this estimate may not accurately describe the net value of the real property collateral after the loan is made. As a result, we may not be able to realize the full amount of any remaining indebtedness when we foreclose on and sell the relevant property. In addition, we rely on appraisals and other valuation techniques to establish the value of our OREO and personal property that we acquire through foreclosure proceedings and to determine certain loan impairments. If any of these valuations are inaccurate, our combined financial statements may not reflect the correct value of our OREO, and our allowance for loan losses may not reflect accurate loan impairments. This could have a material adverse effect on our business, financial condition or results of operations.

Our operations could be interrupted if certain external vendors on which we rely experience difficulty, terminate their services or fail to comply with banking laws and regulations.

          We depend to a significant extent on relationships with third party service providers that provide services, primarily information technology services, that are critical to our operations. We utilize third party core banking services and receive credit card and debit card services, Internet banking services, various information services and services complementary to our banking products from various third party service providers. If any of our third party service providers experience difficulties or terminate their services and we are unable to replace our service providers with other service providers, our operations could be interrupted. It may be difficult for us to replace some of our third party vendors, particularly vendors providing our core banking, credit card and debit card services and information services, in a timely manner if they are unwilling or unable to provide us with these services in the future for any reason. If an interruption were to continue for a significant period of time, it could have a material adverse effect on our business, financial condition or results of operations. Even if we are able to replace them, it may be at higher cost to us, which could have a material adverse effect on our business, financial condition or results of operations. In addition, if a third party provider fails to provide the services we require, fails to meet contractual requirements, such as compliance with applicable laws and regulations, or suffers a cyber-attack or other security breach, our business could suffer economic and reputational harm that could have a material adverse effect on our business, financial condition or results of operations.

We depend on the accuracy and completeness of information about customers and counterparties.

          In deciding whether to extend credit or enter into other transactions, and in evaluating and monitoring our loan portfolio on an ongoing basis, we may rely on information furnished by or on behalf of customers and counterparties, including financial statements, credit reports and other financial information. We may also rely on representations of those customers or counterparties or of other third parties, such as independent auditors, as to the accuracy and completeness of that information. Reliance on inaccurate, incomplete, fraudulent or misleading financial statements, credit reports or other financial or business information, or the failure to receive such information on a timely basis, could result in loan losses, reputational damage or other effects that could have a material adverse effect on our business, financial condition or results of operations.

Downgrades to the credit rating of the U.S. government or of its securities or any of its agencies by one or more of the credit ratings agencies could have a material adverse effect on general economic conditions, as well as our business.

          On August 5, 2011, Standard & Poor's cut the credit rating of the U.S. federal government's long-term sovereign debt from AAA to AA+, while also keeping its outlook negative. Moody's had lowered its own outlook for the same debt to "Negative" on August 2, 2011, and Fitch also lowered its outlook for the same debt to "Negative", on November 28, 2011. In 2013, both Moody's and Standard & Poor's revised their outlooks from "Negative" to "Stable", and on March 21, 2014, Fitch revised its outlook from "Negative" to "Stable". Further downgrades of the U.S. federal government's sovereign credit rating, and the perceived creditworthiness of U.S. government-backed obligations, could impact our ability to obtain funding that is collateralized by affected instruments and our ability to access capital markets on favorable terms. Such downgrades could also affect the pricing of funding, when funding is available. A downgrade of the credit rating of the U.S. government, or of its agencies, government-sponsored enterprises or related institutions, agencies or instrumentalities, may also adversely affect the market value of such instruments and, further, exacerbate the other risks to which we are subject and any related adverse effects on our business, financial condition or results of operations.

Our accounting estimates and risk management processes and controls rely on analytical and forecasting techniques and models and assumptions, which may not accurately predict future events.

          Our accounting policies and methods are fundamental to how we record and report our financial condition and results of operations. Our management must exercise judgment in selecting and applying many of these accounting policies and methods so they comply with GAAP and reflect management's judgment of the most appropriate manner to report our financial condition and results. In some cases, management must select the accounting policy or method to apply from two or more alternatives, any of which may be reasonable under the circumstances, yet which may result in our reporting materially different results than would have been reported under a different alternative.

          Certain accounting policies are critical to presenting our financial condition and results of operations. They require management to make difficult, subjective or complex judgments about matters that are uncertain. Materially different amounts could be reported under different conditions or using different assumptions or estimates. These critical accounting policies include the allowance for loan and lease losses, fair value measurements, pension and postretirement benefit obligations and income taxes. Because of the uncertainty of estimates involved in these matters, we may be required to do one or more of the following: significantly increase the allowance for loan losses or sustain loan losses that are significantly higher than the reserve provided; reduce the carrying value of an asset measured at fair value; or significantly increase our accrued tax liability. Any of these could have a material adverse effect on our business, financial condition or results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations".

          Our internal controls, disclosure controls, processes and procedures, and corporate governance policies and procedures are based in part on certain assumptions and can provide only reasonable (not absolute) assurances that the objectives of the system are met. Any failure or circumvention of our controls, processes and procedures or failure to comply with regulations related to controls, processes and procedures could necessitate changes in those controls, processes and procedures, which may increase our compliance costs, divert management attention from our business or subject us to regulatory actions and increased regulatory scrutiny. Any of these could have a material adverse effect on our business, financial condition or results of operations.

We are subject to environmental liability risk associated with our bank branches and any real estate collateral we acquire upon foreclosure.

          During the ordinary course of business, we may foreclose on and take title to properties securing certain loans that we have originated or acquired. We also have an extensive branch network, owning separate branch locations throughout the areas we serve. For any real property that we may possess, there is a risk that hazardous or toxic substances could be found on these properties. If hazardous or toxic substances are found, we may be liable for remediation costs, as well as for personal injury and property damage and costs of complying with applicable environmental regulatory requirements. Failure to comply with such requirements can result in penalties. Environmental laws may require us to incur substantial expenses and may materially reduce the affected property's value or limit our ability to use or sell the affected property. In addition, future laws or more stringent interpretations or enforcement policies with respect to existing laws may increase our exposure to environmental liability. Environmental reviews of real property before initiating foreclosure actions may not be sufficient to detect all potential environmental hazards. The remediation costs and any other financial liabilities associated with an environmental hazard could have a material adverse effect on our business, financial condition or results of operations.

We may be subject to claims and litigation pertaining to our fiduciary responsibilities.

          Some of the services we provide, such as trust and investment services, require us to act as fiduciaries for our customers and others. From time to time, third parties make claims and take legal action against us pertaining to the performance of our fiduciary responsibilities. If these claims and legal actions are not resolved in a manner favorable to us, we may be exposed to significant financial liability or our reputation could be damaged. Either of these results may adversely impact demand for our products and services or otherwise have a material adverse effect on our business, financial condition or results of operations.

Changes in our accounting policies or in accounting standards could materially affect how we report our financial results and condition.

          From time to time, the Financial Accounting Standards Board (the "FASB") and the Securities and Exchange Commission (the "SEC") change the financial accounting and reporting standards that govern the preparation of our financial statements. As a result of changes to financial accounting or reporting standards, whether promulgated or required by the FASB or other regulators, we could be required to change certain of the assumptions or estimates we have previously used in preparing our financial statements, which could negatively impact how we record and report our results of operations and financial condition generally. For example, in 2016, the FASB approved a new accounting standard that would require companies to include lease obligations on their balance sheets, which will be effective in 2019. This new standard will result in changes to our accounting presentation and could adversely affect our balance sheet.

Risks Related to the Regulatory Oversight of Our Business

The banking industry is highly regulated, and the regulatory framework, together with any future legislative or regulatory changes, may have a significant adverse effect on our operations.

          The banking industry is extensively regulated and supervised under both federal and state laws and regulations that are intended primarily for the protection of depositors, customers, federal deposit insurance funds and the banking system as a whole, not for the protection of our stockholders and creditors. We are subject to regulation and supervision by the Federal Reserve, and our bank is subject to regulation and supervision by the FDIC, the Consumer Financial Protection Bureau (the "CFPB") and the State of Hawaii Department of Commerce and Consumer Affairs' Division of Financial Institutions (the "Hawaii DFI"). The laws and regulations applicable to us govern a variety of matters, including permissible types, amounts and terms of loans and investments we may make, the maximum interest rate that may be charged, the amount of reserves we must hold against deposits we take, the types of deposits we may accept and the rates we may pay on such deposits, maintenance of adequate capital and liquidity, changes in the control of us and our bank, restrictions on dividends and establishment of new offices. We must obtain approval from our regulators before engaging in certain activities, and there is the risk that such approvals may not be obtained, either in a timely manner or at all. Our regulators also have the ability to compel us to, or restrict us from, taking certain actions entirely, such as actions that our regulators deem to constitute an unsafe or unsound banking practice. Our failure to comply with any applicable laws or regulations, or regulatory policies and interpretations of such laws and regulations, could result in sanctions by regulatory agencies, civil money penalties or damage to our reputation, all of which could have a material adverse effect our business, financial condition or results of operations.

          Since the Great Recession, federal and state banking laws and regulations, as well as interpretations and implementations of these laws and regulations, have undergone substantial review and change. In particular, the Dodd-Frank Act drastically revised the laws and regulations under which we operate. Financial institutions generally have also been subjected to increased scrutiny from regulatory authorities. These changes and increased scrutiny have resulted and may continue to result in increased costs of doing business and may in the future result in decreased revenues and net income, reduce our ability to effectively compete to attract and retain customers, or make it less attractive for us to continue providing certain products and services. Any future changes in federal and state law and regulations, as well as the interpretations and implementations of such laws and regulations, could affect us in substantial and unpredictable ways, including those listed above or other ways that could have a material adverse effect on our business, financial condition or results of operations.

We are required to act as a source of financial and managerial strength for our bank in times of stress.

          Under federal law, we are required to act as a source of financial and managerial strength to our bank, and to commit resources to support our bank if necessary. We may be required to commit additional resources to our bank at times when we may not be in a financial position to provide such resources or when it may not be in our, or our stockholders' or our creditors' best interests to do so. Providing such support is more likely during times of financial stress for us and our bank, which may make any capital we are required to raise to provide such support more expensive than it might otherwise be. In addition, any capital loans we make to our bank are subordinate in right of payment to depositors and to certain other indebtedness of our bank. In the event of our bankruptcy, any commitment by us to a federal banking regulator to maintain the capital of our bank will be assumed by the bankruptcy trustee and entitled to priority of payment.

We are subject to capital adequacy requirements and may be subject to more stringent capital requirements.

          We are subject to capital adequacy guidelines and other regulatory requirements specifying minimum amounts and types of capital that we must maintain. From time to time, the regulators change these regulatory capital adequacy and liquidity guidelines. If we fail to meet these minimum capital adequacy and liquidity guidelines and other regulatory requirements, we or our subsidiaries may be restricted in the types of activities we may conduct and we may be prohibited from taking certain capital actions, such as paying dividends and repurchasing or redeeming capital securities. See "Supervision and Regulation — Regulatory Capital Requirements" for more information on the capital adequacy standards that we must meet and maintain.

          In particular, the capital adequacy and liquidity requirements applicable to First Hawaiian and First Hawaiian Bank under the recently adopted capital rules implementing the Basel III capital framework in the United States began to be phased-in starting in 2015. On July 1, 2016, as a result of the Federal Reserve's requirements (under Regulation YY) that foreign banks with significant U.S. operations consolidate their U.S. operations under an intermediate holding company, we became an indirect subsidiary of BNP Paribas USA, BNPP's U.S. intermediate holding company. From July 1, 2016, and until such time we are no longer controlled by BNPP, the Basel III capital rules will not directly apply to us but rather apply to BNPP's U.S. intermediate holding company on a consolidated basis. Nonetheless, we intend to monitor the capital adequacy of First Hawaiian in a manner that would result in First Hawaiian satisfying the capital requirements described herein and as applicable to a top-tier U.S. bank holding company. We expect to become directly subject to these regulatory capital requirements again in the future following the time at which First Hawaiian is no longer controlled by BNPP.

          Due to the level of BancWest's total consolidated assets prior to the Reorganization Transactions, BancWest is subject to the Federal Reserve's requirement to submit a capital plan as part of the CCAR process and conduct stress tests for 2016. We expect to remain subject to the

Federal Reserve's CCAR process until such time as First Hawaiian is no longer controlled by BNPP. See "— Risks Related to Our Controlling Stockholder — We continue to be subject to regulation and supervision as a subsidiary of BNPP". The stress testing requirements may have the effect of requiring us to comply with the final Basel III capital rule, or potentially even greater capital requirements, sooner than expected.

          While we expect to meet the requirements of the new Basel III-based capital rules, we may fail to do so. In addition, these requirements could have a negative impact on our ability to lend, grow deposit balances, make acquisitions or make capital distributions in the form of dividends and share repurchases. Higher capital levels could also lower our return on equity.

Unfavorable results from stress analyses may adversely affect our ability to retain customers or compete for new business opportunities.

          The Federal Reserve conducts an annual stress analysis of bank holding companies with average total consolidated assets of $50 billion or more to evaluate their ability to absorb losses in three economic and financial scenarios generated by the Federal Reserve, including adverse and severely adverse economic and financial scenarios. The rules also require such bank holding companies and their bank subsidiaries with $50 billion or more in total assets to conduct their own semi-annual stress analysis to assess the potential impact of the scenarios used as part of the Federal Reserve's annual stress analysis. A summary of the results of certain aspects of the Federal Reserve's annual stress analysis is released publicly and contains bank holding company specific information and results. The rules also require these bank holding companies to disclose publicly a summary of the results of their semi-annual stress analyses, and their bank subsidiaries' annual stress analyses, under the severely adverse scenario.

          As discussed in "Supervision and Regulation — Enhanced Prudential Standards — Stress Testing and Capital Planning (Comprehensive Capital Analysis and Review)", BancWest was subject to the Federal Reserve's annual stress analysis and semi-annual company-run stress analysis for 2016 and we will remain subject to the annual stress analysis and semi-annual stress analysis indirectly through BWC and/or BNPP's U.S. intermediate holding company until such time as we are no longer controlled by BNPP.

          The CCAR is an annual exercise by the Federal Reserve to assess whether the largest bank holding companies operating in the United States have sufficient capital to continue operations throughout times of economic and financial stress. DFAST is a separate stress testing required by the Federal Reserve to help assess whether institutions have sufficient capital to absorb losses and support operations during adverse economic conditions. DFAST applies to banking organizations with assets of $10 billion or more, while the CCAR applies to banking organizations with assets of $50 billion or more. Accordingly, while we will no longer be subject to the CCAR at such time as we are no longer controlled by BNPP, we will continue to be subject to DFAST.

          Our regulators may also require us to raise additional capital or take other actions, or may impose restrictions on our business, based on the results of the stress tests, including rejecting, or requiring revisions to, any annual capital plan submitted in connection with a CCAR process that is applicable to us. See "Supervision and Regulatory — Enhanced Prudential Standards — Stress Testing and Capital Planning (Comprehensive Capital Analysis and Review)" for a description of the CCAR, including the capital plan requirement.

          Although these stress tests are not meant to assess our current condition, our customers may misinterpret and adversely react to the results of these stress tests. Any potential misinterpretations and adverse reactions could limit our ability to attract and retain customers or to effectively compete for new business opportunities. The inability to attract and retain customers or effectively compete for new business may have a material and adverse effect on our business, financial condition or results of operations.

We may not pay dividends on our common stock in the future.

          Holders of our common stock are entitled to receive only such dividends as our board of directors may declare out of funds legally available for such payments. Our board of directors may, in its sole discretion, change the amount or frequency of dividends or discontinue the payment of dividends entirely. In addition, we are a bank holding company, and our ability to declare and pay dividends is dependent on certain federal regulatory considerations, including the guidelines of the Federal Reserve regarding capital adequacy and dividends. It is the policy of the Federal Reserve that bank holding companies should generally pay dividends on common stock only out of earnings, and only if prospective earnings retention is consistent with the organization's expected future needs, asset quality and financial condition. Moreover, the Federal Reserve will closely scrutinize any dividend payout ratios exceeding 30% of after-tax net income.

          Additionally, BancWest was required to submit in 2016 (and, in the future, First Hawaiian and/or one or more parent holding companies thereof may be required to submit) an annual capital plan to the Federal Reserve. For any year in which we or one or more of our parent holding companies is subject to the capital planning requirements and we continue to be controlled by BNPP, the Federal Reserve must review such capital plan or plans before we can take certain capital actions, including declaring and paying dividends and repurchasing or redeeming capital securities. If the Federal Reserve objects to all or part of a capital plan or any amendment to a capital plan for any reason, our ability to declare and pay dividends on our capital stock may be limited.

          Further, if we are unable to satisfy the capital requirements applicable to us for any reason, we may not be able to make, or may have to reduce or eliminate, the payment of dividends on our common stock. Any change in the level of our dividends or the suspension of the payment thereof could have a material adverse effect on the market price of our common stock.

Rulemaking changes implemented by the CFPB will result in higher regulatory and compliance costs that may adversely affect our results of operations.

          The Dodd-Frank Act created a new, independent federal agency, the CFPB, which was granted broad rulemaking, supervisory and enforcement powers under various federal consumer financial protection laws. The CFPB also has examination and primary enforcement authority with respect to depository institutions with $10 billion or more in assets, their service providers and certain non-depository entities such as debt collectors and consumer reporting agencies. The consumer protection provisions of the Dodd-Frank Act and the examination, supervision and enforcement of those laws and implementing regulations by the CFPB have created a more intense and complex environment for consumer finance regulation. See "Supervision and Regulation — Consumer Financial Protection". The ultimate impact of this heightened scrutiny is uncertain but could result in changes to pricing, practices, products and procedures. It could also result in increased costs related to regulatory oversight, supervision and examination, additional remediation efforts and possible penalties. We may also be required to add additional compliance personnel or incur other significant compliance-related expenses. Our business, results of operations or competitive position may be adversely affected as a result.

Litigation and regulatory actions, including possible enforcement actions, could subject us to significant fines, penalties, judgments or other requirements resulting in increased expenses or restrictions on our business activities.

          Our business is subject to increased litigation and regulatory risks as a result of a number of factors, including the highly regulated nature of the financial services industry and the focus of state and federal prosecutors on banks and the financial services industry generally. This focus has only intensified since the Great Recession, with regulators and prosecutors focusing on a variety of financial institution practices and requirements, including foreclosure practices, compliance with applicable consumer protection laws, classification of held for sale assets and compliance with anti-money laundering statutes, the Bank Secrecy Act and sanctions administered by Office of Foreign Assets Control of the U.S. Department of the Treasury ("OFAC").

          In the normal course of business, from time to time, we may be named as a defendant in various legal actions, including arbitrations, class actions and other litigation, arising in connection with our business activities. Certain of the legal actions included claims for substantial compensatory or punitive damages or claims for indeterminate amounts of damages. In addition, while the arbitration provisions in certain of our customer agreements historically have limited our exposure to consumer class action litigation, there can be no assurance that we will be successful in enforcing our arbitration clause in the future. We may also, from time to time, be the subject of subpoenas, requests for information, reviews, investigations and proceedings (both formal and informal) by governmental and self-regulatory agencies regarding our business. Any such legal or regulatory actions may subject us to substantial compensatory or punitive damages, significant fines, penalties, obligations to change our business practices or other requirements resulting in increased expenses, diminished income and damage to our reputation. Our involvement in any such matters, even if the matters are ultimately determined in our favor, could also cause significant harm to our reputation and divert management attention from the operation of our business. Further, any settlement, consent order or adverse judgment in connection with any formal or informal proceeding or investigation by government agencies may result in litigation, investigations or proceedings as other litigants and government agencies begin independent reviews of the same activities. As a result, the outcome of legal and regulatory actions could be material to our business, results of operations, financial condition and cash flows depending on, among other factors, the level of our earnings for that period, and could have a material adverse effect on our business, financial condition or results of operations.

Increases in FDIC insurance premiums may adversely affect our earnings.

          Our bank's deposits are insured by the FDIC up to legal limits and, accordingly, our bank is subject to FDIC deposit insurance assessments. We generally cannot control the amount of premiums our bank will be required to pay for FDIC insurance. In 2010, the FDIC increased the deposit insurance fund's target reserve ratio to 2.0% of insured deposits following the Dodd-Frank Act's elimination of the 1.5% cap on the insurance fund's reserve ratio and has put in place a restoration plan to restore the deposit insurance fund to its 1.35% minimum reserve ratio mandated by the Dodd-Frank Act by September 30, 2020. Additional increases in assessment rates may be required in the future to achieve this targeted reserve ratio. In addition, higher levels of bank failures during the Great Recession and increases in the statutory deposit insurance limits have increased resolution costs to the FDIC and put pressure on the deposit insurance fund. Future increases of FDIC insurance premiums or special assessments could have a material adverse effect on our business, financial condition or results of operations.

Non-compliance with the USA PATRIOT Act, the Bank Secrecy Act or other laws and regulations could result in fines or sanctions against us.

          The USA PATRIOT Act of 2001 and the Bank Secrecy Act require financial institutions to design and implement programs to prevent financial institutions from being used for money laundering and terrorist activities. If such activities are detected, financial institutions are obligated to file suspicious activity reports with the U.S. Treasury Department's Office of Financial Crimes Enforcement Network. These rules require financial institutions to establish procedures for identifying and verifying the identity of customers seeking to open new financial accounts. Federal and state bank regulators also have begun to focus on compliance with Bank Secrecy Act and anti-money laundering regulations. Failure to comply with these regulations could result in fines or sanctions, including restrictions on conducting acquisitions or establishing new branches. During the last year, several banking institutions have received large fines for non-compliance with these laws and regulations. While we have developed policies and procedures designed to assist in compliance with these laws and regulations, these policies and procedures may not be effective in preventing violations of these laws and regulations. Failure to maintain and implement adequate programs to combat money laundering and terrorist financing could also have serious reputational consequences for us, which could have a material adverse effect on our business, financial condition or results of operations.

Regulations relating to privacy, information security and data protection could increase our costs, affect or limit how we collect and use personal information and adversely affect our business opportunities.

          We are subject to various privacy, information security and data protection laws, including requirements concerning security breach notification, and we could be negatively impacted by these laws. For example, our business is subject to the Gramm-Leach-Bliley Act which, among other things: (i) imposes certain limitations on our ability to share nonpublic personal information about our customers with nonaffiliated third parties; (ii) requires that we provide certain disclosures to customers about our information collection, sharing and security practices and afford customers the right to "opt out" of any information sharing by us with nonaffiliated third parties (with certain exceptions) and (iii) requires that we develop, implement and maintain a written comprehensive information security program containing safeguards appropriate based on our size and complexity, the nature and scope of our activities, and the sensitivity of customer information we process, as well as plans for responding to data security breaches. Various state and federal banking regulators and states have also enacted data security breach notification requirements with varying levels of individual, consumer, regulatory or law enforcement notification in certain circumstances in the event of a security breach. Moreover, legislators and regulators in the United States are increasingly adopting or revising privacy, information security and data protection laws that potentially could have a significant impact on our current and planned privacy, data protection and information security-related practices, our collection, use, sharing, retention and safeguarding of consumer or employee information, and some of our current or planned business activities. This could also increase our costs of compliance and business operations and could reduce income from certain business initiatives. This includes increased privacy-related enforcement activity at the federal level, by the Federal Trade Commission, as well as at the state level, such as with regard to mobile applications.

          Compliance with current or future privacy, data protection and information security laws (including those regarding security breach notification) affecting customer or employee data to which we are subject could result in higher compliance and technology costs and could restrict our ability to provide certain products and services, which could have a material adverse effect on our business, financial conditions or results of operations. Our failure to comply with privacy, data protection and information security laws could result in potentially significant regulatory or governmental investigations or actions, litigation, fines, sanctions and damage to our reputation, which could have a material adverse effect on our business, financial condition or results of operations.

Our use of third party vendors and our other ongoing third party business relationships are subject to increasing regulatory requirements and attention.

          We regularly use third party vendors as part of our business. We also have substantial ongoing business relationships with other third parties. These types of third party relationships are subject to increasingly demanding regulatory requirements and attention by our federal bank regulators. Recent regulation requires us to enhance our due diligence, ongoing monitoring and control over our third party vendors and other ongoing third party business relationships. In certain cases we may be required to renegotiate our agreements with these vendors to meet these enhanced requirements, which could increase our costs. We expect that our regulators will hold us responsible for deficiencies in our oversight and control of our third party relationships and in the performance of the parties with which we have these relationships. As a result, if our regulators conclude that we have not exercised adequate oversight and control over our third party vendors or other ongoing third party business relationships or that such third parties have not performed appropriately, we could be subject to enforcement actions, including civil money penalties or other administrative or judicial penalties or fines as well as requirements for customer remediation, any of which could have a material adverse effect our business, financial condition or results of operations.

We will be required to disclose in our periodic reports filed with the SEC specified activities engaged in by our "affiliates".

          In August 2012, Congress enacted the Iran Threat Reduction and Syria Human Rights Act of 2012 ("ITRSHRA"), which expands the scope of U.S. sanctions against Iran. Section 219 of ITRSHRA amended the Exchange Act, to require companies subject to SEC reporting obligations under Section 13 of the Exchange Act to disclose in their periodic reports specified dealings or transactions involving Iran or other individuals and entities targeted by certain OFAC sanctions engaged in by the reporting company or any of its affiliates during the period covered by the relevant periodic report. In some cases, ITRSHRA requires companies to disclose these types of transactions even if they would otherwise be permissible under U.S. law. Reporting companies are required to separately file with the SEC a notice that such activities have been disclosed in the relevant periodic report, and the SEC is required to post this notice of disclosure on its website and send the report to the U.S. President and certain U.S. Congressional committees. The U.S. President thereafter is required to initiate an investigation and, within 180 days of initiating such an investigation, to determine whether sanctions should be imposed. Under ITRSHRA, we would be required to report if we or any of our "affiliates" knowingly engaged in certain specified activities during the period covered by the report. Because the SEC defines the term "affiliate" broadly, it includes any entity controlled by us as well as any person or entity that controls us or is under common control with us. Because we will be a controlled affiliate of BNPP following the completion of this offering, we may be required to disclose certain activities undertaken by BNPP with Iranian counterparties. Disclosure of such activities, even if such activities are not subject to sanctions under applicable law, and any sanctions actually imposed on us or our affiliates as a result of these activities, could harm our reputation and have a negative impact on our business.

Risks Related to Our Controlling Stockholder

BNPP will continue to have significant control over us following the completion of this offering, and its interests may conflict with ours or yours in the future.

          Immediately following this offering, BNPP will beneficially own approximately [             ]% of our common stock (or [             ]% if the underwriters' option to purchase additional shares of common stock is exercised in full). As a result, BNPP will continue to have significant control over us. Going forward, BNPP's degree of control will depend on, among other things, its level of beneficial ownership of our common stock and its ability to exercise certain rights under the terms of the Stockholder Agreement that we will enter into with BNPP in connection with this offering.

          Under the Stockholder Agreement, BNPP will be entitled to designate nominees for election to our board of directors and make certain appointments to committees of our board. For so long as BNPP controls more than 50% of our outstanding common stock, BNPP will be able to determine the outcome of all matters requiring approval of stockholders, cause or prevent a change of control of our company and preclude all unsolicited acquisitions of our company, including transactions that may be in the best interests of our other stockholders. Further, for the period following the completion of this offering until the earlier of (i) the one-year anniversary of the first date when BNPP ceases to directly or indirectly beneficially own 50% of our outstanding common stock and (ii) the date BNPP ceases to directly or indirectly beneficially own at least 25% of our outstanding common stock, BNPP will have the right to designate a majority of the nominees for election to our board of directors. In addition, until BNPP ceases to directly or indirectly own at least 25% of our outstanding common stock, we will still be required to obtain the approval of a majority of the directors on our board of directors designated for nomination and election by BNPP before undertaking (or permitting or authorizing any of our subsidiaries to undertake) various significant corporate actions, including engaging in certain business activities, entrance into mergers or consolidations with a consideration value in excess of certain thresholds, entrance into, amendments to or terminations of material agreements (subject to certain exceptions), incurrence or guarantee of indebtedness in excess of certain thresholds (subject to certain exceptions), termination of our or our bank's Chief Executive Officer or Chief Financial Officer (other than for cause) and certain other significant transactions. BNPP will retain other approval rights until it ceases to directly or indirectly own at least 5% of our outstanding common stock, including approval rights relating to our issuance of capital stock (subject to certain exceptions), listing or delisting our securities on a national securities exchange and certain other matters. In addition, BNPP will retain certain approval rights until it ceases to control us for purposes of the BHC Act (unless earlier waived), including approval rights relating to the declaration or payment of dividends and certain other matters.

          BNPP's concentration of voting power and veto rights could deprive stockholders of an opportunity to receive a premium for their shares of common stock as part of a sale of our company, and could affect the market price of our common stock. In addition, BNPP's interests may differ from our interests or those of our other stockholders, and BNPP may affect the management of our business or may not exercise its voting power or consent rights in a manner favorable to our other stockholders. We will also continue to be subject to the regulatory supervision applicable to BNPP and companies under its control, including enhanced regulations in France, the United States and the other markets in which BNPP operates that apply to BNPP because it is a "global systemically important financial institution". Accordingly, BNPP's control over us and the consequences of such control could have a material adverse effect on our business and business prospects and negatively impact the trading price of our common stock.

We may fail to replicate or replace functions, systems and infrastructure provided by BNPP or certain of its affiliates before this offering, and BNPP and its affiliates may fail to perform the services provided for in the Transitional Services Agreement.

          Although, historically, we have operated largely as a standalone company without significant services being received from BNPP or any of its affiliates, we have received certain services from BNPP and Bank of the West, and provided other services to BNPP and Bank of the West, including information technology services, services that support financial transactions and budgeting, risk management and compliance services, human resources services, insurance, operations and other support services, primarily through shared services contracts with various third party service providers. Following this offering, BNPP and its affiliates, including Bank of the West, will have no obligation to provide any support to us other than the services that will be provided pursuant to the Transitional Services Agreement that we intend to enter into prior to the completion of this offering. See "Our Relationship with BNPP and Certain Other Related Party Transactions — Transitional Services Agreement." Under this agreement, BNPP, BancWest Holding and Bank of the West will agree to continue to provide us with certain services currently provided to us by or through BNPP, BancWest Holding and Bank of the West, either directly or on a pass-through basis, and we will agree to continue to provide, or arrange to provide, BNPP, BancWest Holding and Bank of the West with certain services currently provided to them, either directly or on a pass-through basis. The Transitional Services Agreement will terminate on December 31, 2018, although the provision of certain services will terminate on earlier dates. We expect to incur additional annual costs for services provided to us under the Transitional Services Agreement.

          We are working to replicate or replace the services that we will continue to need in the operation of our business that are provided currently by BNPP, BancWest Holding or Bank of the West through shared service contracts they have with various third party service providers and that will continue to be provided under the Transitional Services Agreement for applicable transitional periods. Although we have negotiated the terms of the Transitional Services Agreement on an arms'-length basis, we cannot assure you that we could not obtain the services to which it relates at the same or better levels or at the same or lower costs directly from third party providers. As a result, when BNPP, BancWest Holding and Bank of the West cease providing these services to us, either as a result of the termination of the Transitional Services Agreement or individual services thereunder or a failure by BNPP, BancWest Holding and Bank of the West to perform their respective obligations under the Transitional Services Agreement, our costs of procuring these services or comparable replacement services may increase, and the cessation of such services may result in service interruptions and divert management attention from other aspects of our operations. In particular, certain third-party contracts underlying services that BNPP, BancWest Holding or Bank of the West provide to us on a pass-through basis do not allow such services to be passed through to us once BNPP's beneficial ownership of our common stock generally falls below 51%. As a result, the provision of such services under the Transitional Services Agreement will cease on such date and will not be subject to extension. Although we intend to procure comparable replacement services on our own in advance of this date, because we do not know when this ownership threshold will be reached, we cannot ensure that we will be able to procure such replacement services in a timely manner or on a cost-efficient basis. Similarly, Bank of the West will no longer be able to receive certain services on a pass-through basis through contracts we have with third parties after the ownership threshold is reached. If we have not entered into standalone agreements by that time, we may be responsible for fees that otherwise would have been the responsibility of Bank of the West.

          There is a risk that an increase in the costs associated with replicating and replacing the services provided to us under the Transitional Services Agreement and the diversion of management's attention to these matters could have a material adverse effect on our business, financial condition or results of operations. Additionally, we may not be able to operate effectively if the quality of replacement services is inferior to the services we are currently receiving. Furthermore, once we are no longer an affiliate of BNPP, we will no longer receive certain group discounts and reduced fees that we are eligible to receive as an affiliate of BNPP. The loss of these discounts and reduced fees could increase our expenses and have a material adverse effect on our business, financial condition or results of operations.

Contingent liabilities related to our spinoff of BancWest Holding and Bank of the West as part of the Reorganization Transactions could materially and adversely affect our financial condition, results of operations or cash flows.

          As part of the Reorganization Transactions, we contributed our subsidiary, Bank of the West, to BancWest Holding, a bank holding company that is a Delaware corporation, and then spun off BancWest Holding to BNPP. In connection with the Reorganization Transactions, we entered into several agreements with BNPP and BancWest Holding, including the Master Reorganization Agreement. See "Our Relationship with BNPP and Certain Other Related Party Transactions — Relationship with BNPP". Although we have allocated liabilities between First Hawaiian and BNPP and its affiliates in accordance with these agreements, there is no guarantee that BNPP and its affiliates will meet their obligations under these agreements. If BancWest Holding or its subsidiaries were to default in payment of any obligations owed to a third party pursuant to a contract covered by the Master Reorganization Agreement or the Transitional Services Agreement referred to in the Master Reorganization Agreement, we could be liable under the applicable provisions of such contract with a third party and be required to make additional payments in excess of what we expected to pay under the Master Reorganization Agreement or the Transitional Services Agreement. Any such increased liability resulting from BNPP's and its affiliates' failure to meet their obligations under these agreements could materially and adversely affect our business, financial condition, result of operations or cash flows.

          In addition, pursuant to the Master Reorganization Agreement, BancWest Holding has agreed to indemnify us for certain liabilities, and we have agreed to indemnify BancWest Holding for certain liabilities, in each case for uncapped amounts, and there can be no assurance that the indemnity from BancWest Holding will be sufficient to protect us against the full amount of such liabilities, or that BancWest Holding will be able to fully satisfy its indemnification obligations. Indemnity payments that we may be required to provide BancWest Holding may be significant and could negatively impact our business. Moreover, even if we ultimately succeed in recovering from BancWest Holding any amounts for which we are held liable, we may be temporarily required to bear these losses ourselves.

We may be subject to unexpected income tax liabilities in connection with the Reorganization Transactions. BancWest Holding is required to pay us for any unexpected income tax liabilities that arise in connection with the Reorganization Transactions. However, in the event that BancWest Holding does not satisfy its payment obligations, we could be subject to significantly higher federal and/or state and local income tax liabilities than currently anticipated.

          BNPP, BancWest Holding and we expect that no U.S. federal income taxes will be imposed on First Hawaiian in connection with the Reorganization Transactions and that state and local income taxes of approximately $95.4 million in 2016 (which we expect to be partially offset by an expected federal tax reduction of approximately $33.4 million in 2017) will be imposed on First Hawaiian in connection with the Reorganization Transactions (the "Expected Taxes"). We could, however, be subject to higher income tax liabilities in the event that our income tax liabilities required to be shown on the tax returns in respect of the Reorganization Transactions are higher than the Expected Taxes or the Internal Revenue Service or state and local tax authorities successfully assert that our income tax liabilities in respect of the Reorganization Transactions are higher than the Expected Taxes. Under the terms of the Tax Sharing Agreement, BancWest Holding is required to pay us for any such additional taxes on an "after-tax basis" (which means an amount determined by reducing the payment amount by any tax benefits derived by First Hawaiian and increasing the payment amount by any tax costs, including additional taxes, incurred by First Hawaiian as a result of such additional taxes and/or payments). See "Our Relationship with BNPP and Certain Other Related Party Transactions — Relationship with BNPP — Tax Sharing Agreement". If, however, our income tax liabilities in respect of the Reorganization Transactions are higher than the Expected Taxes and BancWest Holding fails to satisfy its payment obligations under the Tax Sharing Agreement or if we are not eligible for or otherwise do not receive the expected federal tax reduction in 2017, we could be liable for significantly higher federal and/or state income tax liabilities. Under the Tax Sharing Agreement, in the event that our income tax liability is lower than the Expected Taxes, we are required to pay BancWest Holding for any such difference (minus the U.S. federal income tax cost to First Hawaiian resulting from such difference). We have not sought and will not seek any rulings from the IRS or state and local tax authorities regarding our expected tax treatment of the Reorganization Transactions.

          In addition, under the Internal Revenue Code and related rules and regulations, each entity that was a member of the BancWest combined tax reporting group during any taxable period or portion of any taxable period ending on or before the effective time of the Reorganization Transactions is jointly and severally liable for the U.S. federal income tax liability of the entire combined tax reporting group for such taxable period. Although the Tax Sharing Agreement allocates the responsibility for prior period taxes of the combined tax reporting group in accordance with the existing tax allocation agreements, if BancWest Holding were unable to pay any such prior period taxes for which it is responsible, we could be required to pay the entire amount of such taxes, and such amounts could be significant. Other provisions of federal, state or local tax law may establish similar liability for other matters, including laws governing tax qualified pension plans, as well as other contingent liabilities.

We continue to be subject to regulation and supervision as a subsidiary of BNPP.

          As long as we continue to be controlled by BNPP for purposes of the BHC Act, BNPP's regulatory status may impact our regulatory status. For example, unsatisfactory examination ratings or enforcement actions regarding BNPP could impact our ability to obtain or preclude us from obtaining any necessary approvals or informal clearance to engage in new activities. To the extent that we are required to obtain regulatory approvals under the BHC Act to make acquisitions or expand our activities, as long as BNPP controls us, BNPP would be required to obtain BHC Act approvals for such acquisitions or activities as well.

          Prior to the Reorganization Transactions, BancWest had total consolidated assets of $50 billion or more and was subject to enhanced supervision and prudential standards. As a result, we currently are subject to a number of laws and regulations applicable to bank holding companies of that size. We expect those laws and regulations will not cease to apply to us until we are no longer controlled by BNPP. See "Supervision and Regulation — Enhanced Prudential Standards". In particular, the enhanced prudential standards implemented under the Dodd-Frank Act applicable to bank holding companies with over $50 billion in assets have had a significant impact on the business results and operations of such institutions, and this in turn may impact us as a controlled subsidiary of BNPP. These enhanced prudential standards include capital, leverage, liquidity and risk-management requirements that would not apply to us as a standalone company with less than $50 billion in assets. We expect these laws and regulations will cease to apply to us when we are no longer controlled by BNPP. See "— Risks Related to the Regulatory Oversight of Our Business — We are subject to capital adequacy requirements and may be subject to more stringent capital requirements", "Supervision and Regulation — Enhanced Prudential Standards" and "Supervision and Regulation — Regulatory Impact of Control by BNPP".

          Furthermore, if BNPP fails or goes into recovery or resolution, such event could have a material adverse effect on our business.

          As described in "Supervision and Regulation — Regulatory Impact of Control by BNPP", BNPP is required to submit annually to its applicable regulators a Group Recovery and Resolution Plan under Directive 2014/59. In the event BNPP is subject to resolution proceedings or resolution powers by its applicable regulators, actions taken by such regulators may result in a significant structural or other changes to BNPP and/or its controlled subsidiaries, including changes that may adversely affect us.

As long as BNPP owns a majority of our common stock, we will rely on certain exemptions from the corporate governance requirements of NASDAQ available for "controlled companies".

          Upon the completion of this offering, we will be a "controlled company" within the meaning of the corporate governance listing standards of NASDAQ because BNPP will continue to own more than 50% of our outstanding common stock. A controlled company may elect not to comply with certain corporate governance requirements of NASDAQ. Consistent with this, the Stockholder Agreement will provide that, so long as we are a controlled company, we will not be required to comply with the requirements to have a majority of independent directors or to have the corporate governance and nominating committee and the compensation committee of our board of directors consist entirely of independent directors. Upon completion of this offering, we expect that six of our nine directors will not qualify as "independent directors" under the applicable rules of NASDAQ. As a result, you will not have certain of the protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of NASDAQ.

BNPP may not complete the divestiture of our common stock that it beneficially owns.

          This offering of [         ] shares of our common stock by the BNPP selling stockholder represents [         ]% of BNPP's beneficial ownership interest in our outstanding capital stock. After the completion of this offering, BNPP will beneficially own [         ]% of our outstanding common stock (or [         ]% if the underwriters' option to purchase additional shares of common stock from the BNPP selling stockholder is exercised in full). Although BNPP intends to sell a controlling interest in our common stock over time, there can be no assurance of the time period over which such disposition will occur or that it will occur at all. Any delay by BNPP in completing, or uncertainty about its ability or intention to complete, the divestiture of our common stock that it beneficially owns could have a material adverse effect on our company and the market price for our common stock.

Conflicts of interest and other disputes may arise between BNPP and us that may be resolved in a manner unfavorable to us and our other stockholders.

          Conflicts of interest and other disputes may arise between BNPP and us in connection with our past and ongoing relationships, and any future relationships we may establish in a number of areas, including, but not limited to, the following:

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  Contractual Arrangements.  We intend to enter into several agreements with BNPP and/or its affiliates prior to the completion of this offering that will provide a framework for our ongoing relationship with BNPP, including a Stockholder Agreement, a Transitional Services Agreement and a Registration Rights Agreement. In addition, in connection with the Reorganization Transactions, we entered into several agreements with BNPP and certain of its affiliates which allocated assets, liabilities and expenses following our contribution of Bank of the West to BancWest Holding and spinoff of BancWest Holding to BNPP, including a Master Reorganization Agreement, an Interim Expense Reimbursement Agreement (which expired on July 1, 2016), an Expense Reimbursement Agreement (which was effective as of July 1, 2016) and a Tax Sharing Agreement. Any failure by BNPP or any other party to meet its obligations under any of these agreements could lead to a dispute, the resolution of which, if unfavorable to us, could have a material adverse effect on our company and the market price of our common stock.

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  Competing Business Activities.  In the ordinary course of its business, BNPP may also engage in activities where BNPP's interests conflict or are competitive with our or our other stockholders' interests. These activities may include BNPP's interests in any transaction it may conduct with us, any exercise by BNPP of its rights to register and sell additional stock under the Registration Rights Agreement, any sale by BNPP of a controlling interest in us to a third party or any investments by BNPP in, or business activities conducted by BNPP for, one or more of our competitors. Any of these disputes or conflicts of interests that arise may be resolved in a manner adverse to us or to our stockholders other than BNPP and its affiliates. As a result, our future competitive position and growth potential could be adversely affected.

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  BNPP Designated Directorships.  Those members of our board of directors designated for nomination and election to our board of directors by BNPP may have, or appear to have, conflicts of interest with respect to certain of our operations as a result of any roles they may have as officers or employees of BNPP or any of its affiliates or any investments or interests they may own in companies that compete with our business. The ownership interests of our directors in the common stock of BNPP could create, or appear to create, conflicts of interest when directors are faced with decisions that could have different implications for the two companies. For example, these decisions could relate to (i) the nature, quality and cost of services rendered to us by BNPP or any of its affiliates, (ii) employee retention or recruiting or (iii) our dividend policy.

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  Business Opportunities.  BNPP or its affiliates may engage in a corporate opportunity in the same or similar lines of business in which we or our affiliates now engage or propose to engage or otherwise compete with us or our affiliates. As a result of competition, our future competitive position and growth potential could be adversely affected.

          These and other conflicts of interest and potential disputes could have a material adverse effect on our business, financial condition, results of operations or on the market price of our common stock. See "Our Relationship with BNPP and Certain Other Related Party Transactions".

Certain of our subsidiaries are subject to regulatory requirements and restrictions as a result of enforcement actions brought against BNPP in 2014.

          On June 30, 2014, BNPP announced a comprehensive settlement with the U.S. Department of Justice (the "DOJ"), the U.S. Attorney's Office for the Southern District of New York, the New York County District Attorney's Office (the "DANY"), the Federal Reserve, the New York State Department of Financial Services and OFAC relating to violations of certain U.S. laws and regulations regarding economic sanctions against certain countries and related recordkeeping requirements (the "Settlement"). The Settlement includes guilty pleas entered into by BNPP with each of the DOJ and the DANY. The guilty pleas related to Sudan, Iran and Cuba; BNPP's settlement with OFAC concerned these three countries as well as Burma. Certain of our subsidiaries are subject to ongoing requirements and restrictions as a result of the Settlement.

  Exemption from Loss of Qualified Professional Asset Manager Status.

          Prohibited Transaction Class Exemption 84-14 (the "QPAM Exemption") permits asset managers which qualify as Qualified Professional Asset Managers ("QPAMs") within the meaning of the QPAM Exemption and meet each of the conditions of the QPAM Exemption to engage in a variety of arm's length transactions with parties in interest that would otherwise be prohibited under the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), and the U.S. Internal Revenue Code of 1986, as amended (the "Code"). One of the conditions is that no entity owning 5% or more of the QPAM nor controlling, controlled by or under common control with such entity has been convicted of or plead guilty to the crimes enumerated in the Section I(g) of the QPAM Exemption in the preceding ten years. When BNPP entered into guilty pleas with the DOJ and the DANY, all asset managers affiliated with BNPP became ineligible to use the exemption. Accordingly, BNPP filed an application for an individual exemption to permit the use of the QPAM Exemption for its affiliated managers' ERISA and Individual Retirement Account clients.

          In April 2015, the U.S. Department of Labor granted an individual exemption (the "DOL Exemption"), allowing BNPP-affiliated QPAMs to continue to rely on the QPAM Exemption, despite BNPP entering into guilty pleas with the DOJ and the DANY, provided that certain conditions are satisfied. These conditions include: (1) each QPAM may not direct an investment fund that is subject to ERISA and managed by such QPAM to enter into any transaction with BNPP or engage BNPP to provide additional services to such investment fund; (2) each QPAM will ensure that none of its employees or agents, if any, that were involved in the criminal conduct that underlies the convictions against BNPP will engage in transactions on behalf of any investment fund that is subject to ERISA and managed by such QPAM; (3) each QPAM must immediately develop, implement, maintain and follow certain required written policies; (4) each QPAM must immediately develop and implement a required annual training program; (5) each QPAM must submit to an audit conducted annually by an independent auditor; and (6) each QPAM must maintain records necessary to demonstrate that the conditions of the DOL Exemption have been met for six years following the date of any transaction for which the QPAM relied on the DOL Exemption. Two of our subsidiaries, First Hawaiian Bank and its wholly-owned subsidiary Bishop Street Capital Management, are QPAMs affected by the conditions of the DOL Exemption. Until such time as First Hawaiian Bank and Bishop Street Capital Management are no longer controlled by BNPP, the conditions of the DOL Exemption will continue to apply to First Hawaiian Bank and Bishop Street Capital Management.

  Exemption from Section 9(a) of the Investment Company Act of 1940 (the "Investment Company Act").

          Section 9(a)(1) of the Investment Company Act prohibits a person, or an affiliated person of such a person, from, among other things, being an investment adviser of any registered investment company or principal underwriter of any registered open-end investment company if the person, within the last ten years, has been convicted of or pleaded guilty to any felony or misdemeanor arising out of such person's conduct as, among other things, a bank.

          Certain investment adviser affiliates of BNPP, including our indirect wholly-owned subsidiary Bishop Street Capital Management, applied for an exemption from the prohibition of section 9(a) of the Investment Company Act in connection with BNPP's guilty pleas with the DOJ and the DANY. The exemptive order was granted by the SEC (the "SEC Exemption") and is subject to certain conditions, including that BNPP will comply in all material respects with the conditions of the Settlement. Until the earlier of (a) such time as we are no longer an affiliated person of BNPP for purposes of the Investment Company Act, and (b) June 30, 2024 these conditions will continue to apply to Bishop Street Capital Management or any other of our affiliates that engages in the activities named in Section 9(a) of the Investment Company Act. For these purposes, we will continue to be an affiliated person of BNPP so long as it owns 5% or more of our voting securities or otherwise directly or indirectly controls or is under common control with us.

          If our above-referenced subsidiaries or another covered BNPP affiliate violates the terms of either the DOL Exemption or the SEC Exemption, our subsidiaries may be prohibited from engaging in significant aspects of their respective businesses, which could in turn have a negative impact on our business, financial condition or results of operations. Furthermore, entities with which our subsidiaries would ordinarily do business may refrain from engaging with them while they are subject to the terms of the DOL Exemption and the SEC Exemption. This could harm our reputation and have a negative impact on our business.

Risks Related to Our Common Stock

No prior public market exists for our common stock, and one may not develop.

          Before this offering, there has not been a public trading market for our common stock, and an active trading market may not develop or be sustained after this offering. If an active trading market does not develop, you may have difficulty selling your shares of common stock at an attractive price — or at all. The initial public offering price for our common stock sold in this offering will be determined by negotiations among BNPP and the underwriters. This price may not be indicative of the price at which our common stock will trade after this offering. The market price of our common stock may decline below the initial offering price, and you may not be able to sell your common stock at or above the price you paid in this offering — or at all.

Our stock price may be volatile, and you could lose part or all of your investment as a result.

          Stock price volatility may make it more difficult for you to resell your common stock when you want and at prices you find attractive. Our stock price may fluctuate significantly in response to a variety of factors including, among other things:

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  actual or anticipated variations in our quarterly results of operations;

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  recommendations or research reports about us or the financial services industry in general published by securities analysts;

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  the failure of securities analysts to cover, or continue to cover, us after this offering;

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  operating and stock price performance of other companies that investors deem comparable to us;

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  news reports relating to trends, concerns and other issues in the financial services industry;

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  perceptions in the marketplace regarding us, our competitors or other financial institutions and regarding BNPP and BNPP's intentions and efforts to dispose of our stock;

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  future sales of our common stock;

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  departure of our management team or other key personnel;

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  new technology used, or services offered, by competitors;

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  significant acquisitions or business combinations, strategic partnerships, joint ventures or capital commitments by or involving us or our competitors;

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  changes or proposed changes in laws or regulations, or differing interpretations thereof affecting our business, or enforcement of these laws and regulations;

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  litigation and governmental investigations; and

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  geopolitical conditions such as acts or threats of terrorism or military conflicts.

          If any of the foregoing occurs, it could cause our stock price to fall and may expose us to litigation that, even if our defense is successful, could distract our management and be costly to defend. General market fluctuations, industry factors and general economic and political conditions and events — such as economic slowdowns or recessions, interest rate changes or credit loss trends — could also cause our stock price to decrease regardless of operating results.

We are an emerging growth company within the meaning of the Securities Act and because we have decided to take advantage of certain exemptions from various reporting and other requirements applicable to emerging growth companies, our common stock could be less attractive to investors.

          For as long as we remain an "emerging growth company", as defined in the JOBS Act, we will have the option to take advantage of certain exemptions from various reporting and other requirements that are applicable to other public companies that are not emerging growth companies, including not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act of 2002 ("Sarbanes-Oxley"), reduced disclosure obligations regarding executive compensation in our registration statements, periodic reports and proxy statements and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. We have elected to, and expect to continue to, take advantage of certain of these and other exemptions until we are no longer an emerging growth company. Further, the JOBS Act allows us to present only two years of audited financial statements and only two years of related management's discussion and analysis of financial condition and results of operations and provide less than five years of selected financial data in this prospectus.

          We will remain an emerging growth company until the earliest of (i) the end of the fiscal year during which we have total annual gross revenues of $1.0 billion or more, (ii) the end of the fiscal year following the fifth anniversary of the completion of this offering, (iii) the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt, and (iv) the end of the first fiscal year in which (A) the market value of our equity securities that are held by non-affiliates exceeds $700 million as of June 30 of that year, (B) we have been a public reporting company under the Exchange Act for at least twelve calendar months and (C) we have filed at least one annual report on Form 10-K.

Fulfilling our public company financial reporting and other regulatory obligations will be expensive and time consuming and may strain our resources.

          As a public company, we will be subject to the reporting requirements of the Exchange Act and will be required to implement specific corporate governance practices and adhere to a variety of reporting requirements under Sarbanes-Oxley and the related rules and regulations of the SEC, as well as the rules of NASDAQ. The Exchange Act will require us to file annual, quarterly and current reports with respect to our business and financial condition. Sarbanes-Oxley will require, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. Compliance with these requirements will place additional demands on our legal, accounting, finance and investor relations staff and on our accounting, financial and information systems and will increase our legal and accounting compliance costs as well as our compensation expense as we may be required to hire additional legal, accounting, tax, finance and investor relations staff. As a public company we may also need to enhance our investor relations and corporate communications functions and attract additional qualified board members. These additional efforts may strain our resources and divert management's attention from other business concerns, which could have a material adverse effect on our business, financial condition or results of operations.

          In accordance with Section 404 of Sarbanes-Oxley, our management will be required to conduct an annual assessment of the effectiveness of our internal control over financial reporting and include a report on these internal controls in the annual reports we will file with the SEC on Form 10-K. Our independent registered public accounting firm will not be required to formally attest to the effectiveness of our internal controls until the later of the year following the first annual report required to be filed with the SEC and the date on which we are no longer an "emerging growth company". When required, this process will require significant documentation of policies, procedures and systems, review of that documentation by our internal auditing and accounting staff and our outside independent registered public accounting firm, and testing of our internal control over financial reporting by our internal auditing and accounting staff and our outside independent registered public accounting firm. This process will involve considerable time and attention, may strain our internal resources, and will increase our operating costs. We may experience higher than anticipated operating expenses and outside auditor fees during the implementation of these changes and thereafter. If our independent registered public accounting firm is unable to express an opinion as to the effectiveness of our internal control over financial reporting, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our common stock could be negatively affected, and we could become subject to investigations by NASDAQ, the SEC or other regulatory authorities, which could require additional financial and management resources.

          If we are not able to implement the requirements of Section 404 of Sarbanes-Oxley in a timely and capable manner, we may be subject to adverse regulatory consequences and there could be a negative reaction in the financial markets due to a loss of investor confidence in us and the reliability of our financial statements. This could have a material adverse effect on our business, financial condition or results of operations.

The financial reporting resources we have put in place may not be sufficient to ensure the accuracy of the additional information we are required to disclose as a publicly listed company.

          As a result of this offering, we will transition from being a wholly-owned subsidiary of a large publicly listed entity to becoming a publicly listed company in our own right. As such we will be subject to the heightened financial reporting standards under GAAP and SEC rules, including more extensive levels of disclosure, which require enhancements to the design and operation of our internal control over financial reporting.

          If we are unable to meet the demands that will be placed upon us as a public company, including the requirements of Sarbanes-Oxley, we may be unable to accurately report our financial results, or report them within the timeframes required by law or stock exchange regulations. Failure to comply with Sarbanes-Oxley, when and as applicable, could also potentially subject us to sanctions or investigations by the SEC or other regulatory authorities. If material weaknesses or other deficiencies occur, our ability to accurately and timely report our financial position could be impaired, which could result in late filings of our annual and quarterly reports under the Exchange Act, restatements of our combined financial statements, a decline in our stock price, suspension or delisting of our common stock from NASDAQ, and could have a material adverse effect on our business, results of operations or financial condition. Even if we are able to report our financial statements accurately and in a timely manner, any failure in our efforts to implement the improvements or disclosure of material weaknesses in our future filings with the SEC could cause our reputation to be harmed and our stock price to decline significantly.

          We have not performed an evaluation of our internal control over financial reporting, as contemplated by Section 404 of Sarbanes-Oxley, nor have we engaged our independent registered public accounting firm to perform an audit of our internal control over financial reporting as of any balance sheet date reported in our financial statements. Had we performed such an evaluation or had our independent registered public accounting firm performed an audit of our internal control over financial reporting, control deficiencies, including material weaknesses and significant deficiencies, may have been identified. In addition, the JOBS Act provides that, so long as we qualify as an "emerging growth company", we will be exempt from the provisions of Section 404(b) of Sarbanes-Oxley, which would require that our independent registered public accounting firm provide an attestation report on the effectiveness of our internal control over financial reporting. We may take advantage of this exemption so long as we qualify as an "emerging growth company".

Future sales of our common stock in the public market, including expected sales by BNPP, could lower our stock price, and any increase in shares issued as part of our equity-based compensation plans or for other purposes may dilute your ownership in us.

          The market price of our common stock could decline as a result of sales of a large number of shares of our common stock available for sale after completion of this offering or from the perception that such sales could occur. These sales, or the possibility that these sales may occur, also may make it more difficult for us to raise additional capital by selling equity securities in the future, at a time and price that we deem appropriate. Upon completion of this offering, we will have a total of [         ] outstanding shares of common stock. Of the outstanding shares, the [         ] shares sold in this offering (or [         ] shares if the underwriters exercise their option to purchase additional shares in full) will be freely tradable without restriction or further registration under the Securities Act, except that any shares purchased or held by our affiliates, as that term is defined under Rule 144 of the Securities Act, may be sold only in compliance with the limitations described in "Shares Eligible for Future Sale". The remaining [         ] shares outstanding (or [         ] shares if the underwriters exercise their option to purchase additional shares in full), which will continue to be beneficially owned by BNPP after this offering, will be restricted securities as defined under Rule 144 subject to certain restrictions on resale.

          We have agreed with the underwriters not to offer, pledge, sell or otherwise dispose of or hedge any shares of our common stock, subject to certain exceptions, for the 180-day period following the date of this prospectus, without the prior consent of Goldman, Sachs & Co. and Merrill Lynch, Pierce, Fenner & Smith Incorporated on behalf of the underwriters. BNPP, the BNPP selling stockholder and our officers and directors have entered into similar lock-up agreements with the underwriters. The underwriters may, at any time, release us, BNPP, the BNPP selling stockholder or any of our officers or directors from this lock-up agreement and allow us to sell shares of our common stock within this 180-day period. In addition, any shares purchased through the reserved share program described in this prospectus are subject to the same 180-day lockup period.

          Upon the expiration of the lock-up agreements described above, all of such shares will be eligible for resale in a public market, subject, in the case of shares held by our affiliates, to volume, manner of sale and other limitations under Rule 144 or registration under the Securities Act. We expect that BNPP will be considered an affiliate after this offering based on its expected beneficial ownership of our common stock, as well as its rights under the Stockholder Agreement we intend to enter into with BNPP prior to the completion of this offering.

          We intend to enter into a registration rights agreement with BNPP prior to the completion of this offering that will grant BNPP demand and "piggyback" registration rights with respect to the shares of our common stock that BNPP will beneficially own following the completion of this offering. BNPP may exercise its demand and piggyback registration rights at any time, subject to certain limitations, and any shares of our common stock registered pursuant to BNPP's registration rights will be freely tradable in the public market, other than any shares acquired by any of our affiliates.

          As restrictions on resale end, the market price of our shares of common stock could drop significantly. The timing and manner of the sale of BNPP's remaining beneficial ownership of our common stock remains uncertain, and we have no control over the timing and manner in which BNPP may seek to divest such remaining shares. BNPP could elect to sell its common stock in a number of different ways, including in one or more tranches via future registrations or, alternatively, by the sale of all or a significant tranche of such remaining shares to a single third party purchaser. Any such sales would impact the price of our shares of common stock and there can be no guarantee that the price at which BNPP is willing to sell its remaining shares will be at a level that our board of directors would be prepared to recommend to holders of our common stock or that you determine adequately values our shares of common stock.

          We also intend to file a registration statement to register 6,253,385 shares of our common stock for issuance pursuant to awards granted under our equity incentive plans that we plan to adopt in connection with this offering. We may increase the number of shares registered for this purpose from time to time. Once we register and issue these shares, their holders will be able to sell them in the public market.

          We cannot predict the size of future issuances or sales of our common stock or the effect, if any, that future issuances or sales of shares of our common stock may have on the market price of our common stock. Sales or distributions of substantial amounts of our common stock (including shares issued in connection with an acquisition), or the perception that such sales could occur, may cause the market price of our common stock to decline.

BNPP could sell a controlling interest in us to a third party in a private transaction, which may not lead to your realization of any change-of-control premium on shares of our common stock and would subject us to the control of a presently unknown third party.

          Following the completion of this offering, BNPP will continue to beneficially own a controlling equity interest of our company. BNPP will have the ability, should it choose to do so, to cause the sale by the BNPP selling stockholder of some or all of its shares of our common stock in a privately negotiated transaction, which, if sufficient in size, could result in a change of control of our company.

          The ability of the BNPP selling stockholder to privately sell its shares of our common stock, with no requirement for a concurrent offer to be made to acquire all of the shares of our outstanding common stock that will be publicly traded hereafter, could prevent you from realizing any change-of-control premium on your shares of our common stock that may accrue to the BNPP selling stockholder on its private sale of our common stock. In addition, if the BNPP selling stockholder privately sells its significant equity interest in our company, we may become subject to the control of a presently unknown third party. Such third party may have interests that conflict with those of other stockholders. Such a change in control may adversely affect our ability to run our business as described in this prospectus and could have a material adverse effect on our business, financial condition or results of operations.

Certain banking laws and certain provisions of our certificate of incorporation may have an anti-takeover effect.

          Provisions of federal banking laws, including regulatory approval requirements, could make it difficult for a third party to acquire us, even if doing so would be perceived to be beneficial to our stockholders. Acquisition of 10% or more of any class of voting stock of a bank holding company or depository institution, including shares of our common stock following completion of this offering, generally creates a rebuttable presumption that the acquirer "controls" the bank holding company or depository institution. Also, a bank holding company must obtain the prior approval of the

Federal Reserve before, among other things, acquiring direct or indirect ownership or control of more than 5% of the voting shares of any bank, including our bank.

          There also are provisions in our second amended and restated certificate of incorporation, which we refer to as our certificate of incorporation, and second amended and restated bylaws, which we refer to as our bylaws, to be effective prior to the completion of this offering, such as limitations on the ability to call a special meeting of our stockholders, that may be used to delay or block a takeover attempt. In addition, our board of directors will be authorized under our certificate of incorporation to issue shares of our preferred stock, and determine the rights, terms conditions and privileges of such preferred stock, without stockholder approval. These provisions may effectively inhibit a non-negotiated merger or other business combination, which, in turn, could have a material adverse effect on the market price of our common stock.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

          This prospectus contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements reflect our current views with respect to, among other things, future events and our financial performance. These statements are often, but not always, made through the use of words or phrases such as "may", "might", "should", "could", "predict", "potential", "believe", "expect", "continue", "will", "anticipate", "seek", "estimate", "intend", "plan", "projection", "would", "annualized" and "outlook", or the negative version of those words or other comparable words or phrases of a future or forward-looking nature. These forward-looking statements are not historical facts, and are based on current expectations, estimates and projections about our industry, management's beliefs and certain assumptions made by management, many of which, by their nature, are inherently uncertain and beyond our control. Accordingly, we caution you that any such forward-looking statements are not guarantees of future performance and are subject to risks, assumptions, estimates and uncertainties that are difficult to predict. Although we believe that the expectations reflected in these forward-looking statements are reasonable as of the date made, actual results may prove to be materially different from the results expressed or implied by the forward-looking statements.

          A number of important factors could cause our actual results to differ materially from those indicated in these forward-looking statements, including those factors identified in "Risk Factors" or "Management's Discussion and Analysis of Financial Condition and Results of Operations" or the following:

  •
  the geographic concentration of our business;

  •
  current and future economic and market conditions in the United States generally or in Hawaii, Guam and Saipan in particular;

  •
  the effect of the current low interest rate environment or changes in interest rates on our net interest income, net interest margin, our investments, and our mortgage originations, mortgage servicing rights and mortgages held for sale;

  •
  our inability to receive dividends from our bank, pay dividends to our common stockholders and satisfy obligations as they become due;

  •
  the effects of geopolitical instability, including war, terrorist attacks, pandemics and man-made and natural disasters;

  •
  our ability to maintain our bank's reputation;

  •
  our ability to attract and retain skilled employees or changes in our management personnel;

  •
  our ability to effectively compete with other financial services companies and the effects of competition in the financial services industry on our business;

  •
  our ability to successfully develop and commercialize new or enhanced products and services;

  •
  changes in the demand for our products and services;

  •
  the effectiveness of our risk management and internal disclosure controls and procedures;

  •
  any failure or interruption of our information and communications systems;

  •
  our ability to identify and address cybersecurity risks;

  •
  our ability to keep pace with technological changes;

  •
  our ability to attract and retain customer deposits;

  •
  the effects of problems encountered by other financial institutions;

  •
  our access to sources of liquidity and capital to address our liquidity needs;

  •
  fluctuations in the values of our assets and liabilities and off-balance sheet exposures;

  •
  the effects of the failure of any component of our business infrastructure provided by a third party;

  •
  the impact of, and changes in, applicable laws, regulations and accounting standards and policies;

  •
  possible changes in trade, monetary and fiscal policies of, and other activities undertaken by, governments, agencies, central banks and similar organizations;

  •
  our likelihood of success in, and the impact of, litigation or regulatory actions;

  •
  market perceptions associated with our separation from BNPP and other aspects of our business;

  •
  contingent liabilities and unexpected tax liabilities that may be applicable to us as a result of the Reorganization Transactions;

  •
  the effect of BNPP's beneficial ownership of our outstanding common stock and the control it will retain over our business following the offering;

  •
  our ability to retain service providers to perform oversight or control functions or services that have otherwise been performed in the past by affiliates of BNPP;

  •
  the incremental costs of operating as a standalone public company;

  •
  our ability to meet our obligations as a public company, including our obligations under Section 404 of Sarbanes-Oxley; and

  •
  damage to our reputation from any of the factors described above, in "Risk Factors" or in "Management's Discussion and Analysis of Financial Condition and Results of Operations".

          The foregoing factors should not be considered an exhaustive list and should be read together with the other cautionary statements included in this prospectus. If one or more events related to these or other risks or uncertainties materialize, or if our underlying assumptions prove to be incorrect, actual results may differ materially from what we anticipate. Accordingly, you should not place undue reliance on any such forward-looking statements. Any forward-looking statement speaks only as of the date on which it is made, and we do not undertake any obligation to update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by applicable law.

 REORGANIZATION TRANSACTIONS AND CAPITAL TRANSACTIONS

          First Hawaiian is an indirect wholly-owned subsidiary of BNPP, a large international financial institution incorporated in France and listed on the Euronext Paris exchange with operations in Europe, North America, including the United States, South America and parts of Africa, the Middle East and Asia. In addition to our business, BNPP's business activities in the United States include the operation of its New York branch, which primarily conducts corporate banking activities, ownership and operation of Bank of the West, a regional bank headquartered in California, and various broker-dealer activities.

          In 1998, a wholly-owned subsidiary of BNPP merged with and into the parent holding company of First Hawaiian Bank, with the surviving company taking the name BancWest Corporation. BNPP acquired a 45% interest in the surviving company in connection with the merger, and the remaining 55% of the shares of the company continued to be publicly held until 2001. In 2001, BNPP acquired the remaining 55% of BancWest's outstanding common stock to become the sole owner of BancWest and the sole indirect owner of First Hawaiian Bank.

          From 1998 until April 1, 2016, BancWest had two direct wholly-owned subsidiaries, Bank of the West and First Hawaiian Bank. On April 1, 2016, BancWest completed a series of transactions, which we refer to as the "Reorganization Transactions". First Hawaiian, prior to the Reorganization Transactions, operated as BancWest. The diagram below depicts BancWest's organizational structure prior to giving effect to the Reorganization Transactions.

*
BNPP directly held 99% of the outstanding shares of BancWest. The remaining 1% of BancWest was owned indirectly by BNPP through French American Banking Corporation, an indirect wholly-owned subsidiary of BNPP ("FABC"). Each entity depicted in the diagram, as well as the other diagrams included in this section, is a wholly-owned subsidiary of the entity named in the box directly above it unless otherwise noted.

          The Reorganization Transactions were completed on April 1, 2016 and involved the contribution of Bank of the West to BancWest Holding, a Delaware corporation and former direct subsidiary of BancWest that, as part of the Reorganization Transactions, became a direct subsidiary of BNPP. The Reorganization Transactions are described below:

  •
  BancWest contributed to BancWest Holding, its then direct wholly-owned subsidiary, all of its assets not solely related to First Hawaiian Bank (including all of the shares of stock of Bank of the West) other than an amount of cash equal to approximately $72 million which we expect to use to pay certain state and local income taxes and certain non-tax expenses (all such assets are referred to as the "Contributed Assets");

  •
  BancWest Holding assumed the liabilities of BancWest not solely related to First Hawaiian Bank (all such liabilities are referred to as the "Assumed Obligations");

  •
  As consideration for the Contributed Assets and the assumption by BancWest Holding of the Assumed Obligations, BancWest Holding issued to BancWest all of the then-outstanding capital stock of BancWest Holding;

  •
  BancWest paid a dividend of all of the shares of capital stock of BancWest Holding issued to BancWest pro rata to its stockholders, BNPP and FABC, causing BancWest Holding to no longer be a wholly-owned subsidiary of BancWest and to become a wholly-owned subsidiary of BNPP; and

  •
  BancWest was renamed "First Hawaiian, Inc." pursuant to an amendment to its certificate of incorporation.

          The diagram below depicts our organizational structure following the completion of the Reorganization Transactions.

*
BNPP directly holds 99% of the outstanding shares of First Hawaiian. The remaining 1% of First Hawaiian is owned indirectly by BNPP through FABC.

**
BNPP directly holds 99% of the outstanding shares of BancWest Holding. The remaining 1% of BancWest Holding is owned indirectly by BNPP through FABC.

          On July 1, 2016, in order to satisfy the Federal Reserve's requirement (under Regulation YY) applicable to BNPP that a foreign banking organization with $50 billion or more in U.S. non-branch assets as of June 30, 2015 establish a U.S. intermediate holding company and hold its interest in the substantial majority of its U.S. subsidiaries through the intermediate holding company by July 1, 2016, we became an indirect subsidiary of BNP Paribas USA, BNPP's U.S. intermediate holding company. On July 1, 2016, BNPP sold the shares of our stock it held directly to a direct subsidiary of BNP Paribas USA, BWC. Also on July 1, 2016, FABC contributed the shares of our stock it held directly to BWC in exchange for BWC common stock.

          The diagram below depicts our organizational structure following the completion of the July 1, 2016 transactions.

*
BNP Paribas USA directly holds 99% of the outstanding shares of BWC. The remaining 1% of BWC is owned indirectly by BNP Paribas USA through FABC.

          Following the completion of this offering, we will be a publicly traded bank holding company and will directly own all outstanding capital stock issued by First Hawaiian Bank. The diagram below depicts our organizational structure immediately following the completion of this offering.

*
BNP Paribas USA directly holds 99% of the outstanding shares of BWC. The remaining 1% of BWC is owned indirectly by BNP Paribas USA through FABC.

 USE OF PROCEEDS

          We will not receive any of the proceeds from the sale of the shares of common stock being sold in this offering, including the sale of any shares pursuant to the underwriters' option to purchase additional shares. All of the shares in this offering are being sold by the BNPP selling stockholder. See "Principal and Selling Stockholders". All proceeds from the sale of these shares, net of underwriters' discounts and offering expenses payable by the BNPP selling stockholder, will be received by the BNPP selling stockholder, a subsidiary of BNPP.

 DIVIDEND POLICY AND DIVIDENDS

Dividend Policy

          Subject to applicable regulatory approvals, we intend to pay an initial quarterly cash dividend on our common stock of $[             ] per share with respect to the quarter ending on [             ], 2016.

          Although we expect to pay dividends according to our dividend policy, we may elect not to pay dividends. Any future declarations of dividends will be at the discretion of our board of directors. In determining the amount of any future dividends, our board of directors will take into account: (i) our financial results; (ii) our available cash, as well as anticipated cash requirements (including debt servicing); (iii) our capital requirements and the capital requirements of our subsidiaries (including our bank) and the terms of our capital plan; (iv) contractual, legal, tax and regulatory restrictions on, and implications of, the payment of dividends by us to our stockholders or by our bank to us; (v) general economic and business conditions; and (vi) any other factors that our board of directors may deem relevant. Therefore, there can be no assurance that we will pay any dividends to holders of our stock, or as to the amount of any such dividends. See "Risk Factors — Risks Related to the Regulatory Oversight of Our Business — We may not pay dividends on our common stock in the future" and "Material U.S. Federal Tax Considerations for Non-U.S. Holders of Our Common Stock — Dividends".

          Our ability to declare and pay dividends on our stock is also subject to numerous limitations applicable to bank holding companies under federal and state banking laws, regulations and policies. Federal bank regulators are authorized to determine under certain circumstances relating to the financial condition of a bank holding company or a bank that the payment of dividends would be an unsafe or unsound practice and to prohibit payment thereof.

          In addition, under the Delaware General Corporation Law (the "DGCL"), we may only pay dividends from legally available surplus or, if there is no such surplus, out of our net profits for the fiscal year in which the dividend is declared and the preceding fiscal year. Surplus is generally defined as the excess of the fair value of our total assets over the sum of the fair value of our total liabilities plus the aggregate par value of our issued and outstanding capital stock.

          Because we are a holding company and do not engage directly in other business activities of a material nature, our ability to pay dividends on our stock depends primarily upon our receipt of dividends from our bank, the payment of which is subject to numerous limitations under federal and state banking laws, regulations and policies. In general, under Hawaii law, dividends from our bank may not exceed the bank's retained earnings provided that the bank will, after the dividend, have the minimum paid-in capital and surplus required under Hawaii law for a bank which has trust operations, which is $6.5 million. Hawaii law also effectively restricts a bank from paying a dividend, or the amount of the dividend, unless that bank's capital and surplus is $6.5 million multiplied by 133%, which is $8.6 million. Hawaii banking regulators are also authorized to determine that the payment of a dividend by the bank would be an unsafe and unsound practice and prohibit the payment thereof. Under the Hawaii Business Corporation Act, which is generally applicable to Hawaii chartered banks, a dividend or other distribution may not be made if the bank would not be able to pay its debts as they become due in the ordinary course of business or if its total assets would be less than the sum of its total liabilities and the amounts that would be needed to satisfy shareholders with preferential rights of distribution. Moreover, under the Federal Deposit Insurance Act (the "FDIA"), an insured depository institution may not pay any dividends if the institution is undercapitalized or if the payment of the dividend would cause the institution to become undercapitalized. In addition, the federal bank regulatory agencies have issued policy statements providing that FDIC-insured depository institutions and their holding companies should generally pay dividends only out of their current operating earnings. See "Supervision and Regulation — Dividends" for more information on federal and state banking laws, regulations and policies limiting our and our bank's ability to declare and pay dividends. In particular, so long as we remain controlled by BNPP, our ability to pay dividends is subject to the Federal Reserve's non-objection to the payment of such dividends under any capital plan of our affiliates that may be applicable to us. BancWest submitted its 2016 capital plan on April 5, 2016, and the Federal Reserve will publish the results of its supervisory CCAR review of the 2016 capital plan by June 30, 2016. The Federal Reserve may object to dividends to be paid by us in capital plan submissions by our affiliates so long as we remain controlled by BNPP.

          The current and future dividend policy of our bank is also subject to the discretion of its board of directors. Our bank is not obligated to pay dividends to us. For additional information, see "Risk Factors — Risks Related to Our Business — Our liquidity is dependent on dividends from First Hawaiian Bank" and "Risk Factors — Risks Related to the Regulatory Oversight of Our Business — We may not pay dividends on our common stock in the future".

Our Historical Dividends

          Historically, BancWest did not pay dividends to BNPP.

CAPITALIZATION

          The following table sets forth our capitalization on a combined basis at March 31, 2016 (i) on an actual basis and (ii) on a pro forma basis to reflect the change in reporting entity presentation of stockholder's equity in our consolidated balance sheet as it will appear in future periods following the effectiveness of the Reorganization Transactions on April 1, 2016. The following table also presents our capital ratios at March 31, 2016. You should read the following table in conjunction with the sections titled "Selected Historical Combined Financial and Operating Information" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our unaudited interim condensed combined financial statements and related notes appearing elsewhere in this prospectus.

	At March 31, 2016

	Actual	Pro Forma
	(dollars in thousands)
Debt:
Short-Term Borrowings
Securities sold under agreements to repurchase	$215,451 $
Total short-term borrowings	$215,451 $
Long-Term Borrowings
Capital lease	$48 $
Total long-term borrowings	$48 $
Stockholder's Equity(1):
Net investment	$2,490,107
Preferred stock, par value $0.01 per share, [ ] shares authorized and no shares issued and outstanding on a pro forma basis	$
Common stock, par value $0.01 per share, [ ] shares authorized and [ ] shares issued and outstanding on a pro forma basis	$
Additional paid-in-capital	$
Accumulated other comprehensive loss, net	$(18,373) $

Total stockholder's equity	$2,471,734 $

Total capitalization(2)	$2,687,233 $

	At March 31, 2016

Capital Ratios(3):
Common Equity Tier 1 capital ratio	12.55%
Tier 1 capital ratio	12.55%
Total capital ratio	13.71%
Tier 1 leverage ratio	8.18%
Total stockholder's equity to total assets	12.95%
Tangible stockholder's equity to tangible assets(4)	8.16%

(1)
In future periods, following the effectiveness of the Reorganization Transactions, the presentation of stockholder's equity will reflect the change in reporting entity. As a result, the presentation of net investment will be replaced with preferred stock, common stock and additional paid-in-capital as presented on a pro forma basis.

(2)
Unless otherwise noted, references in this prospectus to the number of shares of our common stock outstanding after this offering exclude shares of common stock that may be granted under our equity incentive plans we intend to adopt in connection with this offering.

(3)
Beginning in 2015, capital ratios were reported using Basel III capital definitions, inclusive of transition provisions and Basel III weighted assets.

(4)
Tangible stockholder's equity to tangible assets is a non-GAAP financial measure. See "Summary Historical Combined Financial and Operating Information" for a reconciliation of these non-GAAP financial measures.

 DILUTION

          All shares of our common stock being sold in the offering were issued and outstanding prior to this offering. As a result, this offering will not have a dilutive effect on our stockholders. Dilution results from the fact that the per share offering price of our common stock is substantially in excess of the net tangible book value attributable to the existing equity holders. Our net tangible book value represents the amount of total tangible assets less total liabilities, and our net tangible book value per share represents net tangible book value divided by the number of shares of common stock outstanding. As of March 31, 2016, our net tangible book value per share of our common stock, after giving effect to the Reorganization Transactions, was, and immediately following the completion of this offering will be, $[             ].

          The following table summarizes, at March 31, 2016 and after giving effect to the Reorganization Transactions, the number of shares of common stock purchased from us, the total consideration paid to us and the average price per share paid by the BNPP selling stockholder and by investors participating in this offering, based upon an assumed initial public offering price of $[             ] per share, the mid-point of the range on the cover of this prospectus, and before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

	Shares Purchased		Total Consideration		Average Price

	Number	Percentage	Amount	Percentage	Per Share
Existing stockholder
Purchasers in this offering
Total

          Effective upon the completion of this offering, an additional 6,253,385 shares of our common stock will be reserved for future issuance under our equity incentive plans. To the extent that any shares are issued under these or future plans, or if we otherwise issue additional shares of common stock in the future, there may be dilution to investors participating in this offering.

 SELECTED HISTORICAL COMBINED FINANCIAL AND OPERATING INFORMATION

          You should read the selected historical combined financial and operating data set forth below in conjunction with the sections titled "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Capitalization", as well as our combined financial statements and the related notes included elsewhere in this prospectus. The historical combined financial information as of and for the fiscal years ended December 31, 2015 and 2014 is derived from our audited combined financial statements included elsewhere in this prospectus. The historical combined financial information as of and for the fiscal years ended December 31, 2013, 2012 and 2011 is derived from our unaudited combined financial statements not included elsewhere in this prospectus. The historical financial information as of March 31, 2016 and for the three months ended March 31, 2016 and 2015 is derived from our unaudited interim condensed combined financial statements included elsewhere in this prospectus. We have prepared our unaudited interim condensed combined financial statements on the same basis as the audited combined financial statements and, in our opinion, have included all adjustments, which include only normal recurring adjustments, necessary to present fairly in all materials respects our financial position and results of operations. The results for any interim period are not necessarily indicative of the results that may be expected for the entire year. The combined financial statements and related notes include the financial position, results of operations and cash flows of First Hawaiian Bank, and the financial operations, assets and liabilities of BancWest related to First Hawaiian Bank (and not to Bank of the West), all of which are under common ownership and common management, as if First Hawaiian, Inc. were a separate entity for all periods presented. The combined financial statements and related notes may not necessarily reflect our financial position, results of operations, changes in stockholder's equity and cash flows had we operated as a separate independent company during the periods presented and may not be indicative of our future performance. The combined financial statements do not reflect any changes that may occur in our operations and expenses as a result of the Reorganization Transactions or our initial public offering. The historical financial information below also contains non-GAAP financial measures, which have not been audited.

		As of and for the three months ended March 31,				As of and for the fiscal year ended December 31,

	2016		2015		2015		2014		2013		2012		2011
(dollars in thousands, except per share data)
Income Statement Data:
Interest income		$123,812		$118,207		$483,846		$467,283		$467,393		$480,250		$510,670
Interest expense		6,500		5,596		22,521		23,485		28,402		32,755		40,690

Net interest income		117,312		112,611		461,325		443,798		438,991		447,495		469,980
Provision for loan and lease losses		700		2,600		9,900		11,100		12,200		34,900		42,100

Net interest income, after provision for loan and lease losses		116,612		110,011		451,425		432,698		426,791		412,595		427,880
Noninterest income		73,519		55,598		211,403		209,237		208,393		212,776		194,608
Noninterest expense		85,064		78,715		319,601		297,691		290,672		295,617		306,065

Income before income taxes		105,067		86,894		343,227		344,244		344,512		329,754		316,423
Provision for income taxes		39,536		32,772		129,447		127,572		129,998		118,700		116,728

Net income		$65,531		$54,122		$213,780		$216,672		$214,514		$211,054		$199,695

Basic earnings per share	$	[ ]	$	[ ]	$	[ ]	$	[ ]	$	[ ]	$	[ ]	$	[ ]
Diluted earnings per share	$	[ ]	$	[ ]	$	[ ]	$	[ ]	$	[ ]	$	[ ]	$	[ ]
Basic and diluted weighted-average outstanding shares		[ ]		[ ]		[ ]		[ ]		[ ]		[ ]		[ ]
Other Financial Info / Performance Ratios(1):
Net interest margin		2.77%		2.80%		2.78%		2.88%		2.99%		3.17%		3.53%
Efficiency ratio		44.57%		46.79%		47.50%		45.58%		44.90%		44.76%		46.04%
Return on average total assets		1.37%		1.19%		1.14%		1.24%		1.29%		1.31%		1.31%
Return on average total stockholder's equity		9.52%		8.10%		7.81%		8.03%		8.04%		7.92%		7.56%
Return on average tangible stockholder's equity(2)		14.86%		12.80%		12.28%		12.72%		12.83%		12.65%		12.14%

		As of and for the fiscal year ended December 31,
	As of and for the three months ended March 31, 2016
		2015	2014	2013	2012	2011
Balance Sheet Data:
Loans and leases	$10,962,638	$10,722,030	$10,023,590	$9,527,322	$8,998,887	$8,348,750
Allowance for loan and lease losses	137,154	135,484	134,799	133,239	130,279	117,092
Interest-bearing deposits in other banks	2,048,875	2,350,099	915,957	1,488,466	1,607,879	1,416,621
Investment securities	3,864,940	4,027,265	4,971,611	3,911,343	3,939,097	3,981,458
Goodwill	995,492	995,492	995,492	995,492	995,492	995,492
Total assets	19,087,504	19,352,681	18,133,696	17,118,777	16,646,665	15,839,422
Total deposits	16,054,451	16,061,924	14,725,379	13,578,346	12,890,931	12,165,645
Total liabilities	16,615,770	16,615,740	15,458,656	14,467,666	13,992,497	13,162,050
Total stockholder's equity	2,471,734	2,736,941	2,675,040	2,651,111	2,654,168	2,677,372
Tangible book value per share
Asset Quality Ratios:
Non-performing loans and leases / total loans and leases	0.13%	0.16%	0.24%	0.33%	0.42%	0.38%
Allowance for loan and lease losses / total loans and leases	1.25%	1.26%	1.34%	1.40%	1.45%	1.40%
Net charge-offs (recoveries) / average total loans and leases(1)	(0.04%)	0.09%	0.10%	0.10%	0.25%	0.41%
Capital Ratios(3):
Common Equity Tier 1 capital ratio	12.55%	15.31%	N/A	N/A	N/A	N/A
Tier 1 capital ratio	12.55%	15.31%	16.14%	16.60%	17.44%	18.67%
Total capital ratio	13.71%	16.48%	17.41%	17.97%	18.80%	20.02%
Tier 1 leverage ratio	8.18%	9.84%	10.16%	10.63%	10.87%	11.57%
Total stockholder's equity to total assets	12.95%	14.14%	14.75%	15.49%	15.94%	16.90%
Tangible stockholder's equity to tangible assets(1),(2)	8.16%	9.49%	9.80%	10.27%	10.60%	11.33%

(1)
Except for the efficiency ratio, amounts are annualized for the three months ended March 31, 2016 and 2015.

(2)
Return on average tangible stockholder's equity and tangible stockholder's equity to tangible assets are non-GAAP financial measures. See "Summary Historical Combined Financial and Operating Information" for a reconciliation of these non-GAAP financial measures.

(3)
Beginning in 2015, capital ratios were reported using Basel III capital definitions, inclusive of transition provisions and Basel III weighted assets. Our 2011-2014 capital ratios were reported using Basel I capital definitions, in which the common equity tier 1 capital ratio was not required. The change in our capital ratios from December 31, 2015 to March 31, 2016 was primarily due to distributions of $363.6 million made in connection with the Reorganization Transactions.

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

          The combined financial data discussed below should be read in conjunction with our combined financial statements and related notes thereto presented elsewhere in this prospectus. The combined financial data discussed in this section give effect to the spinoff by BancWest Corporation ("BancWest") of Bank of the West completed on April 1, 2016 as discussed below. See " — Reorganization Transactions; Basis of Presentation". In addition to historical financial data, this discussion includes certain forward-looking statements regarding events and trends that may affect our future results. Such statements are subject to risks and uncertainties that could cause our actual results to differ materially from historical results. See "Cautionary Note Regarding Forward-Looking Statements". For a more complete discussion of the factors that could affect our future results, see "Risk Factors".

Company Overview

          We are a bank holding company incorporated in the state of Delaware and headquartered in Honolulu, Hawaii. As of March 31, 2016, we had $19.1 billion of assets, $11.0 billion of gross loans, $16.1 billion of deposits and $2.5 billion of stockholder's equity. Net income was $65.5 million for the three months ended March 31, 2016, an increase of $11.4 million or 21% compared to the same period in 2015. Net income was $213.8 million for the year ended December 31, 2015, a decrease of $2.9 million or 1% compared to the year ended December 31, 2014.

          Our wholly-owned bank subsidiary, First Hawaiian Bank, was founded in 1858 under the name Bishop & Company and was the first successful banking partnership in the Kingdom of Hawaii and the second oldest bank formed west of the Mississippi River. Today, First Hawaiian Bank is the largest full-service bank headquartered in Hawaii.

          We operate our business through three operating segments: Retail Banking; Commercial Banking; and Treasury and Other. Retail Banking accounted for $6.7 billion and $6.6 billion, or approximately 61% and 62%, of our loan and lease balances as of March 31, 2016 and December 31, 2015, respectively. Retail Banking serves retail customers and small businesses and offers a broad range of products and services that include deposit products, mortgage and home equity lending, auto financing, business loans and wealth management services. Commercial Banking accounted for $4.3 billion and $4.1 billion, or approximately 39% and 38%, of our loan and lease balances as of March 31, 2016 and December 31, 2015, respectively. Commercial Banking offers a broad range of financial products and services, including corporate banking, residential and commercial real estate lending, commercial lease financing, auto dealer financing, deposit products and credit cards. Commercial lending and deposit products are offered primarily to middle-market and large companies in Hawaii, Guam, Saipan and California. Treasury and Other consists of corporate asset and liability management activities, including interest rate risk management. As of March 31, 2016 and December 31, 2015, the Treasury and Other operating segment had $8.0 billion and $8.5 billion, respectively, of asset balances, which consisted of interest-bearing deposits in other banks, investment securities and bank-owned properties.

Reorganization Transactions; Basis of Presentation

          On April 1, 2016, BNPP effected a series of reorganization transactions (the "Reorganization Transactions") pursuant to which BancWest contributed Bank of the West to BancWest Holding, a newly formed bank holding company and a wholly-owned subsidiary of BNPP, and changed its name to First Hawaiian, Inc. Upon formation, BancWest Holding was a direct wholly-owned subsidiary of BancWest and, as part of the Reorganization Transactions, BancWest contributed 100% of its interest in Bank of the West to BancWest Holding. Following the contribution of Bank of the West to BancWest Holding, BancWest distributed its interest in BancWest Holding to BNPP, and BancWest Holding became a wholly-owned subsidiary of BNPP. As part of these transactions, we amended our certificate of incorporation to change our name to First Hawaiian, Inc., and First Hawaiian Bank remains our only direct wholly-owned subsidiary.

          After the Reorganization Transactions were completed, the continuing business of First Hawaiian consisted of its investment in First Hawaiian Bank and the financial operations, assets and liabilities of BancWest related to First Hawaiian Bank. The combined financial statements presented elsewhere in this prospectus include the financial position, results of operations and cash flows of First Hawaiian Bank, and the financial operations, assets and liabilities of BancWest related to First Hawaiian Bank (and not Bank of the West), all of which are under common ownership and common management, as if First Hawaiian were a separate entity for all periods presented. We refer to the remaining financial operations, assets and liabilities of BancWest related to First Hawaiian Bank (and not Bank of the West) combined with First Hawaiian Bank as "First Hawaiian Combined" or the "Company" throughout the combined financial statements and related notes. The combined financial statements include allocations of certain BancWest assets as agreed to by the parties and also certain expenses amounting to approximately $5.8 million and $3.6 million for the three months ended March 31, 2016 and 2015, respectively, and expenses amounting to approximately $18.8 million and $8.7 million for the years ended December 31, 2015 and 2014, respectively, specifically applicable to the operations of First Hawaiian Combined. Management believes these allocations are reasonable. These expenses are not necessarily indicative of the costs and expenses that would have been incurred had First Hawaiian operated as a separate entity during the periods presented. The residual revenues and expenses not included in First Hawaiian Combined's results of operations represent those directly related to BancWest Holding and Bank of the West. All significant intercompany account balances and transactions have been eliminated in combination.

          The combined financial statements may not necessarily reflect our financial position, results of operations, changes in stockholder's equity and cash flows had we operated as a separate independent company during the periods presented and may not be indicative of our future performance. The combined financial statements do not reflect any changes that may occur in our operations and expenses as a result of the Reorganization Transactions or our initial public offering. We will incur additional annual costs for a transitional period for services provided to us under the Transitional Services Agreement and in procuring these services from other sources after expiration of those agreements. See " — Initial Public Offering" below.

          Elsewhere in this prospectus, we have presented financial information relating to First Hawaiian Bank only. Such financial information differs from our combined financial information in that it excludes certain noninterest expenses such as salaries and employee benefits, contracted services and professional fees and income taxes, as well as cash in the amount of $10.0 million, that is attributed to First Hawaiian, Inc. on a stand-alone basis. See "Note 21. Parent Company" contained in our audited combined financial statements included elsewhere in this prospectus.

Initial Public Offering

          Following the completion of this offering and as part of our transition to a stand-alone public company, we expect to incur one-time expenditures of approximately $[                          ] as well as ongoing incremental expenses of approximately $[                          ] per year. We expect these ongoing costs will include incremental expenses to support information technology, compliance, insurance, corporate governance, regulatory, financial and risk infrastructure, as well as costs relating to the expansion of our employee compensation and benefits, investor relations and corporate communications functions. These include estimates of cost increases that we expect to result from the higher pricing of services by third party vendors whose contracts do not cover Bank of the West volumes or reflect the benefits of BNPP bargaining power.

          For additional information on the Reorganization Transactions and our relationship with BNPP prior to and following this offering, see "Reorganization Transactions and Capital Transactions" and "Our Relationship with BNPP and Certain Other Related Party Transactions".

Key Factors Affecting Our Business and Financial Statements

          We believe our business and results of operations will be impacted in the future by various trends and conditions, including the following:

  Economic Conditions

          Our business is affected by national, regional and local economic conditions, as well as the perception of those conditions and future economic prospects. In particular, our loan portfolio can be affected in several ways by changes in economic conditions in our local markets and across the country. For example, declining local economic prospects can reduce borrowers' willingness to take out new loans or our expectations of their ability to repay existing loans, while declining national conditions can limit the markets for our commercial borrowers' products. Conversely, rising consumer and business confidence can increase demand for loans to fund consumption and investments, which can lead to opportunities for us to extend new loans and further develop our banking relationships with our customers. Some elements of the business environment that affect our financial performance include short-term and long-term interest rates, the prevailing yield curve, inflation and price levels (particularly for real estate), monetary policy, unemployment and the strength of the domestic economy and, in particular, the local economy in Hawaii, Guam and Saipan.

          Hawaii's economy continued to perform well during the three months ended March 31, 2016, led in large part by continued growth in tourism and construction. Visitor arrivals for the three months ended March 31, 2016 increased by 3.6% compared to the same period in 2015, and total visitor spending for the three months ended March 31, 2016 increased by 2.6% compared to the same period in 2015. More direct air service to Hawaii supported growth in visitor arrivals with increases in visitors, in particular, from the U.S. mainland and Japan, which offset a decline in visitor arrivals from Canada. Construction activity for the year ended December 31, 2015 was strong with a 5.7% increase in total construction jobs, a 19.6% increase in the total value of private building permits, a 67.5% increase in the aggregate value of residential building permits and a 41% increase in the aggregate value of commercial and industrial permits compared to 2014. Construction activity remained strong during the three months ended March 31, 2016 and was well diversified amongst the public and private sector. The statewide seasonally-adjusted unemployment rate was 3.1% in March 2016 compared to 3.9% in March 2015, the lowest rate since November 2007. Hawaii also continues to fair better in unemployment than the national average. The national seasonally-adjusted unemployment rate was 5.0% in March 2016 compared to 5.5% in March 2015. The volume of single-family home sales on Oahu increased by 17.4% for the three months ended March 31, 2016 compared to the same period in 2015, while the volume of condominium sales on Oahu increased by 17.8% for the three months ended March 31, 2016 compared to the same period in 2015. Likewise, the median price of single-family home sales and condominium sales on Oahu increased by 7.2% and 4.5%, respectively, for the three months ended March 31, 2016 compared to the same period in 2015. As of March 31, 2016, months of inventory of single-family homes and condominiums on Oahu remained low at approximately 2.1 months and 2.3 months, respectively.

          While Hawaii's economy performed well in the three months ended March 31, 2016, we continue to monitor the weakening of the Japanese yen and recession in Japan, continued higher levels of underemployment compared to pre-recession levels in Hawaii and on the U.S. mainland and lower levels of federal government expenditures in Hawaii since the budget sequestration took effect in March 2013. We also continue to monitor the construction expansion in Hawaii and its impact on the local economy's ability to absorb further planned expansion. These factors could impact our profitability in future reporting periods.

          See "Risk Factors — Risks Related to Our Business — Our business may be adversely affected by conditions in the financial markets and economic conditions generally and in Hawaii, Guam and Saipan in particular".

  Interest Rates

          Net interest income is our largest source of income and is the difference between the interest income we receive from interest-earning assets (e.g., loans and investment securities) and the interest expense we pay on interest-bearing liabilities (e.g., deposits and borrowings). The level of net interest income is primarily a function of the average balance of interest-earning assets, the average balance of interest-bearing liabilities and the spread between the yield on such assets and the cost of such liabilities. These factors are influenced by both the pricing and mix of interest-earning assets and interest-bearing liabilities. Interest rates can be volatile and are highly sensitive to many factors beyond our control, such as general economic conditions, the policies of various governmental and regulatory agencies and, in particular, the monetary policy of the FOMC.

          The cost of our deposits and short-term borrowings is largely based on short-term interest rates, the level of which is driven primarily by the Federal Reserve's actions. However, the yields generated by our loans and securities are typically driven by both short-term and longer-term interest rates, which are dictated by the market or, at times, the Federal Reserve's actions, and generally vary from day to day. The level of net interest income is therefore influenced by movements in such interest rates, the changing mix in our funding sources and the pace at which such movements occur. Thus far in 2016, short-term and long-term interest rates continue to be very low by historical standards, with many benchmark rates, such as the federal funds rate and one- and three-month LIBOR, near zero. Further declines in the yield curve or a decline in longer-term yields relative to short-term yields (a flatter yield curve) would have an adverse impact on our net interest margin and net interest income. Increases in the yield curve or an increase in longer-term yields relative to short-term yields (a steeper yield curve) would have a positive impact on our net interest margin and net interest income. We continue to monitor the anticipated gradual increase in longer-term interest rates.

          Thus far in 2016, the Federal Reserve continues to maintain a highly accommodative monetary policy. The Federal Reserve previously indicated that this policy would remain in effect for a considerable time after its asset purchase program ended on October 29, 2014 and after the economic recovery strengthens in the United States. More recently the Federal Reserve discussed ways to normalize monetary policy, specifically steps to raise the federal funds rate and other short-term interest rates to more normal levels. As of September 30, 2015, the Federal Reserve had ended its asset purchases of Treasury securities and agency mortgage-backed securities. However, until further notice, the Federal Reserve will continue to re-invest runoff from its $1.7 trillion mortgage-backed portfolio.

          The Hawaii market generally does not keep pace with the U.S. mainland in increasing interest rates of deposit accounts. As a result, if interest rates were to increase in the United States generally, it may not have a material impact on our net interest income. Further, because our business generates more interest-earning assets relative to interest-bearing liabilities, rising interests rates would likely have a positive impact on our net interest income.

          See "Risk Factors — Risks Related to Our Business — Our business is subject to interest rate risk and fluctuations in interest rates may adversely affect our earnings".

  Asset Quality

          Our asset quality remained strong during the three months ended March 31, 2016, with continued decreases in total non-accrual loans and leases as a percentage of total loans and leases outstanding, net charge-offs to average loans and leases outstanding, and the allowance for loan and lease losses (the "Allowance") as a percentage of total loans and leases outstanding. Non-accrual loans and leases as a percentage of total loans and leases outstanding was 0.13%, 0.16% and 0.24% as of March 31, 2016, December 31, 2015 and 2014, respectively. For the three months ended March 31, 2016, the ratio of net recoveries to average loans and leases outstanding was 0.04%, while the ratio of net charge-offs to average loans and leases outstanding was 0.09% and 0.10% for the years ended December 31, 2015 and 2014, respectively. The ratio of the Allowance to total loans and leases outstanding was 1.25%, 1.26% and 1.34% as of March 31, 2016, December 31, 2015 and 2014, respectively.

  Regulatory Environment

          We are subject to extensive supervision and regulation under federal and state banking laws. See "Supervision and Regulation" and "Risk Factors — Risks Related to the Regulatory Oversight of Our Business". Financial institutions have been subject to increased regulatory scrutiny in recent years as significant structural changes in the bank regulatory framework have been adopted in response to the Great Recession. In particular, federal bank regulators have increased regulatory expectations generally and with respect to consumer compliance, economic sanctions, anti-money laundering and Bank Secrecy Act requirements. As a result of these heightened expectations, we have incurred and expect to continue to incur additional costs associated with legal compliance that may affect our financial results in the future, including in connection with our obligations under the CCAR and DFAST. See "Risk Factors — Risks Related to the Regulatory Oversight of Our Business — Unfavorable results from stress analyses may adversely affect our ability to retain customers or compete for new business opportunities" and "Supervision and Regulation — Enhanced Supervision and Prudential Standards" for more information.

          Regulatory Capital Requirements.    In December 2010, the Basel Committee on Banking Supervision released a final framework for strengthening international capital and liquidity regulation, Basel III, and in July 2013, the Federal Reserve and the Office of the Comptroller of the Currency, or the OCC, approved final rules, or the New Capital Rules regarding the implementation of Basel III in the United States. In April 2014, the FDIC adopted as final its interim final rule, which is identical in substance to the New Capital Rules issued by the Federal Reserve and OCC in July 2013. Subject to a phase-in period for various provisions, the New Capital Rules became effective for us and for our bank on January 1, 2015. See " — Capital" for further information.

          The Durbin Amendment.    We are subject to the interchange fee cap adopted under the Durbin Amendment to the Dodd-Frank Act. As a result of the Durbin Amendment and related regulations, the noninterest income that we ascribe to our debit card fees and overdraft fees has decreased.

  Operational Efficiency

          Our profitability is driven in large part by our operational efficiency. Despite our sustained growth and increasing regulatory and compliance costs, we have kept our efficiency ratio extremely low in comparison to other U.S. banks with $10 billion to $50 billion of assets.

          Following the completion of this offering, we expect to incur additional one-time and recurring expenses to support our operations as a standalone public company, including expenses related to compliance with applicable legal and financial reporting requirements, incremental expenses to support information technology, corporate governance and compliance infrastructure, and expansion of our employee compensation and benefits, investor relations and corporate communications functions. These expenses will adversely affect our efficiency ratio, and we will need to seek opportunities to offset these increased costs. See " — Initial Public Offering".

Principal Components of Operations and Key Performance Metrics Used by Management

          As a banking institution, we manage and evaluate various aspects of both our results of operations and our financial condition. We evaluate the levels and trends of the line items included in our balance sheet and statement of operations, as well as various financial ratios that are commonly used in our industry. We analyze these ratios and financial trends against our own historical performance, our budgeted performance and the financial condition and performance of comparable banking institutions in our region and nationally.

          The primary line items we use in our key performance metrics to manage and evaluate our statement of operations include net interest income, provision for loan and lease losses, noninterest income, noninterest expense and net income. The primary line items we use in our key performance metrics to manage and evaluate our balance sheet data include loans and leases, investment securities, allowance for loan and lease losses and deposits.

  Net Interest Income

          Net interest income is the difference between the interest earned on interest-earning assets (usually loans and investment securities) and the interest expense incurred in connection with interest-bearing liabilities (usually deposits and borrowings). The level of net interest income is primarily a function of the average balance of interest-earning assets, the average balance of interest-bearing liabilities and the spread between the realized yield on such assets and the cost of such liabilities. Net interest income is impacted by the relative mix of interest-earning assets and interest-bearing liabilities, movements in market interest rates, levels of non-performing assets and pricing pressure from competitors.

          Net interest income and net interest margin in any one period can be significantly affected by a variety of factors including the mix and overall size of our earning assets portfolio and the cost of funding those assets. Net interest income growth has been challenged during the prolonged low interest rate environment as higher yielding loans and securities that runoff have been replaced with lower yielding assets.

  Provision for Loan and Lease Losses

          The provision for loan and lease losses (the "Provision") is the amount of expense that, based on our judgment, is required to maintain the Allowance at an adequate level to absorb probable losses inherent in the loan and lease portfolio at the balance sheet date and that, in management's judgment, is appropriate under relevant accounting guidance. The determination of the Allowance is complex and involves a high degree of judgment and subjectivity. See " — Analysis of Financial Condition — Allowance for Loan and Lease Losses".

  Noninterest Income

          Noninterest income primarily includes service charges on deposit accounts, credit and debit card fees, other service charges and fees, trust and investment services income, bank-owned life insurance income and gains and losses on the sale of investment securities.

  Noninterest Expense

          Noninterest expense primarily includes salaries and employee benefits, contracted services and professional fees, occupancy, equipment expense, regulatory assessment and fees, advertising and marketing, reward redemptions and other operating expenses. As discussed above, we expect our noninterest expenses to increase as a result of the additional costs associated with being a public company and with the Reorganization Transactions.

  Net Income

          We evaluate our net income based on measures including return on average total assets, return on average total stockholder's equity and the return on average tangible stockholder's equity.

  Loans and Leases

          Loans held in our portfolio are recorded at the principal amount outstanding, net of unamortized deferred loan costs and fees and any unamortized discounts or premiums on purchased loans. Net deferred costs or fees, discounts and premiums are amortized into interest income using the interest method over the contractual term of the loan, adjusted for actual prepayments. We recognize unamortized fees, costs, premiums and discounts on loans and leases paid in full as a component of interest income.

          Interest income is accrued and recognized on the principal amount outstanding unless the loan is placed on non-accrual status. We also receive other loan and lease fees including delinquent payment charges and other common loan and lease fees, as well as fees for servicing loans for third parties. We recognize these fees as income when earned.

          We provide lease financings under a variety of arrangements, primarily consumer automobile leases, commercial equipment leases and leveraged leases. Direct financing leases are carried at the aggregate of lease payments receivable plus the estimated residual value of leased property, less unearned income. Leveraged leases, which are a form of direct financing leases, are carried net of non-recourse debt. Unearned income on direct financing and leveraged leases is amortized into income over the lease term by methods that approximate the interest method.

  Investment Securities

          Our investment securities currently consist predominantly of debt and asset-backed securities issued by the U.S. Government, its agencies and government-sponsored enterprises.

  Allowance for Loan and Lease Losses

          We maintain the Allowance at a level which, in management's judgment, is adequate to absorb probable losses that have been incurred in our loan and lease portfolio as of the combined balance sheet date. Our methodology for determining an adequate and appropriate level of the Allowance takes into account many factors including historical loss experience; the value and adequacy of collateral; the level of non-performing loans and leases; the growth, composition and concentration of the loan and lease portfolio in Hawaii; periodic review of loan and lease delinquencies; results of examinations of individual loans and leases and evaluation of the overall portfolio by senior credit personnel; known and inherent risks in the portfolio; adverse situations that may affect the borrower's or lessee's ability to repay; and general economic conditions.

  Deposits

          Our deposit types include demand, savings, money market and time.

  Key Performance Measures:

  •
  Net interest margin is defined as net interest income, on a taxable-equivalent basis, as a percentage of average earning assets;

  •
  Efficiency ratio, which we define as the ratio of our total noninterest expense to the sum of net interest income, on a taxable-equivalent basis, and total noninterest income. We measure our efficiency ratio to evaluate the efficiency of our operations as it helps us monitor how costs are changing compared to our income. A decrease in our efficiency ratio represents improvement;

  •
  Return on average total assets, which we define as net income divided by average total assets;

  •
  Return on average total stockholder's equity, which we define as net income divided by average total stockholder's equity; and

  •
  Return on average tangible stockholder's equity, which we define as net income divided by average total stockholder's equity excluding average goodwill.

          Table 1 presents our key performance measures for the three months ended March 31, 2016 and 2015 and for the years ended December 31, 2015 and 2014:

	Table 1

	Three Months Ended March 31,		For The Fiscal Year Ended December 31,

	2016	2015	2015	2014
Performance Ratios:
Net interest margin	2.77%	2.80%	2.78%	2.88%
Efficiency ratio	44.57%	46.79%	47.50%	45.58%
Return on average total assets	1.37%	1.19%	1.14%	1.24%
Return on average total stockholder's equity	9.52%	8.10%	7.81%	8.03%
Return on average tangible stockholder's equity(1)	14.86%	12.80%	12.28%	12.72%

(1)
Return on average tangible stockholder's equity is a non-GAAP financial measure. See "Summary Historical Combined Financial and Operating Information" for a reconciliation of these non-GAAP financial measures.

Financial Highlights —

For the Three Months Ended March 31, 2016

          Our net income was $65.5 million for the three months ended March 31, 2016, an increase of $11.4 million or 21% as compared to the same period in the prior year. This increase was primarily the result of a $17.9 million or 32% increase in noninterest income, a $4.7 million or 4% increase in net interest income and a $1.9 million or 73% decrease in the provision for loan and lease losses (the "Provision"). This was partially offset by a $6.3 million or 8% increase in noninterest expense for the first three months of 2016 as compared to the same period in 2015.

          Our return on average total assets was 1.37% for the three months ended March 31, 2016, an increase of 18 basis points from the same period in 2015, and our return on average tangible stockholder's equity was 14.86% for the three months ended March 31, 2016, an increase of 206 basis points from the same period in 2015. We continued to manage our expenses as our efficiency ratio was 44.57% for the three months ended March 31, 2016 compared to 46.79% for the same period in 2015.

          Our results for the first three months of 2016 were highlighted by the following:

  •
  Noninterest income was $73.5 million for the three months ended March 31, 2016, an increase of $17.9 million or 32% compared to the same period in 2015. The increase was primarily due to the net gain of $22.7 million on the sale of 274,000 shares of our Visa Class B restricted shares.

  •
  Net interest income was $117.3 million for the three months ended March 31, 2016, an increase of $4.7 million or 4% compared to the same period in 2015. Our net interest margin was 2.77% for the three months ended March 31, 2016, a decrease of three basis points compared to the same period in 2015. The increase in net interest income was primarily due to strong loan growth over this period as well as slightly higher yields from our investment securities portfolio. This was partially offset by lower average balances in our investment securities portfolio and lower yields in our loan and lease portfolio, as higher rate loans that paid off in the first three months of 2016 continued to be replaced by loans originated at lower rates.

  •
  The Provision was $0.7 million for the three months ended March 31, 2016, a decrease of $1.9 million or 73% compared to the same period in 2015. Recoveries exceeded charge-offs for the first three months of 2016, primarily due to a $3.1 million recovery on a previously charged-off commercial real estate loan.

  •
  Noninterest expense was $85.1 million for the three months ended March 31, 2016, an increase of $6.3 million or 8% compared to the same period in 2015. The increase in noninterest expense was primarily due to increases in salaries and employee benefits expense and contracted services and professional fees.

          We continued to experience strong loan growth for the first three months of 2016, while deposit balances decreased slightly from December 31, 2015. We also continued to maintain adequate reserves for credit losses, and high levels of liquidity and capital.

  •
  Total loans and leases were $11.0 billion as of March 31, 2016, an increase of $240.6 million or 2% from December 31, 2015. We continued to experience strong growth in our commercial and industrial portfolio as corporations continued to invest in their businesses. In our consumer portfolio, we continued to experience strong growth in our residential real estate and indirect automobile lending businesses.

  •
  The Allowance was $137.2 million as of March 31, 2016, an increase of $1.7 million or 1% from December 31, 2015. The ratio of our Allowance to total loans and leases outstanding decreased to 1.25% as of March 31, 2016, compared to 1.26% as of December 31, 2015 and 1.34% as of December 31, 2014. The decrease in the ratio of our Allowance to total loans and leases outstanding was commensurate with our stable credit risk profile, which was reflected in lower levels of non-accrual and classified loans and leases.

  •
  We continued to invest excess liquidity in high-grade investment securities, primarily collateralized mortgage obligations issued by the Government National Mortgage Association ("Ginnie Mae"). The total carrying value of our investment securities portfolio was $3.9 billion as of March 31, 2016, a decrease of $162.3 million or 4% compared to December 31, 2015. The lower balances in investment securities were primarily due to the sale of certain securities in our investment securities portfolio in the fourth quarter of 2015 and the first quarter of 2016.

  •
  Total deposits were $16.1 billion as of March 31, 2016, decreasing slightly from December 31, 2015, stemming from a decrease in money market deposit balances. All other deposit categories increased during the first three months of 2016.

  •
  Finally, total stockholder's equity was $2.5 billion as of March 31, 2016, a decrease of $265.2 million or 10% from December 31, 2015. The change in stockholder's equity was primarily due to distributions of $363.6 million made in connection with the Reorganization Transactions. This was partially offset by earnings for the first three months of 2016 of $65.5 million.

Financial Highlights —

For the Year Ended December 31, 2015

          Our net income was $213.8 million for the year ended December 31, 2015, a decrease of $2.9 million, or 1%, compared to the year ended December 31, 2014. This decrease was primarily the result of a $21.9 million, or 7%, increase in our noninterest expense in 2015 compared to 2014, which was driven primarily by increases in salaries and benefits expense. The increase in noninterest expense was partially offset by increases of $17.5 million and $2.2 million, or 4% and 1%, in net interest income and noninterest income, respectively, for 2015 compared to 2014.

          Our return on average total assets was 1.14% in 2015, a decrease of 10 basis points from 2014, and our return on average tangible stockholder's equity was 12.28% in 2015, a decrease of 44 basis points from 2014. We continued to manage our expenses as our efficiency ratio was 47.50% in 2015 and 45.58% in 2014.

          Our results in 2015 were highlighted by the following:

  •
  Net interest income was $461.3 million in 2015, an increase of $17.5 million or 4% compared to 2014. Our net interest margin was 2.78% in 2015, a decrease of 10 basis points compared to 2014. The higher net interest income in 2015 was primarily due to strong growth in loan balances and higher average balances and yields in our investment securities portfolio. This was partially offset by lower yields in our loan and lease portfolio, as higher rate loans that paid off in 2015 were replaced by loans originated at lower rates.

  •
  Noninterest income was $211.4 million in 2015, an increase of $2.2 million or 1% compared to 2014. The increase in noninterest income was primarily due to increases in income from a vendor signing bonus, a recovery of previously written-down securities, real property sales and gains from the sale of leased equipment. This was partially offset by a decrease in gains on the sale of investment securities, income from bank-owned life insurance and service charges on deposit accounts.

  •
  Noninterest expense was $319.6 million in 2015, an increase of $21.9 million or 7% compared to 2014. The increase in noninterest expense was primarily due to increases in salaries and benefits expense, contracted services and professional fees, FDIC insurance assessments and operational losses resulting from bank error, fraud, items processing or theft. This was partially offset by lower occupancy costs.

          We continued to experience strong loan and deposit growth while maintaining adequate reserves for credit losses, and high levels of liquidity and capital.

  •
  Total loans and leases were $10.7 billion as of December 31, 2015, an increase of $698.4 million or 7% from December 31, 2014. We experienced strong growth in our commercial and industrial and commercial real estate portfolios, as corporations in Hawaii continued to invest in their businesses. In our consumer portfolio, we experienced strong growth in our residential real estate and indirect automobile lending businesses. This was a reflection of a strong Hawaii economy, an increase in statewide personal income, lower unemployment trends and demand for more urban housing developments.

  •
  The Allowance was $135.5 million as of December 31, 2015, an increase of $0.7 million or 1% from December 31, 2014. The ratio of our Allowance to total loans and leases outstanding decreased to 1.26% as of December 31, 2015, compared to 1.34% as of December 31, 2014. This decrease was commensurate with our stable credit risk profile, which was reflected in lower levels of non-accrual and classified loans and leases.

  •
  We continued to invest excess liquidity in high-grade investment securities, primarily collateralized mortgage obligations issued by Ginnie Mae. The total carrying value of our investment securities portfolio was $4.0 billion as of December 31, 2015, a decrease of $944.3 million or 19% compared to December 31, 2014. The lower balances in investment securities were primarily due to the sale of certain securities in our investment securities portfolio in the fourth quarter of 2015.

  •
  Total deposits were $16.1 billion as of December 31, 2015, an increase of $1.3 billion or 9% from December 31, 2014. This increase was primarily reflected in our demand and money market deposit accounts.

  •
  Finally, total stockholder's equity was $2.7 billion as of December 31, 2015, an increase of $61.9 million or 2% from December 31, 2014. Net income of $213.8 million and contributions of $12.2 million were partially offset by distributions of $164.2 million.

Analysis of Results of Operations

  Net Interest Income

          For the three months ended March 31, 2016 and 2015, average balances, related income and expenses, on a fully taxable-equivalent basis, and resulting yields and rates are presented in Table 2. An analysis of the change in net interest income, on a fully taxable-equivalent basis, is presented in Table 3.

Average Balances and Interest Rates					Table 2

	Three Months Ended March 31, 2016			Three Months Ended March 31, 2015

(dollars in millions)	Average Balance	Income/ Expense	Yield/ Rate	Average Balance	Income/ Expense	Yield/ Rate
Earning Assets
Interest-Bearing Deposits in Other Banks	$2,273.2	$2.9	0.51%	$1,312.0	$0.8	0.24%
Available-for-Sale Investment Securities	3,958.9	16.6	1.68	4,923.6	18.6	1.53
Loans Held for Sale	—	—	—	5.8	—	—
Loans and Leases(1)
Commercial and industrial	3,095.6	22.9	2.98	2,727.6	20.2	3.01
Real estate — commercial	2,158.7	20.9	3.89	2,063.5	20.4	4.01
Real estate — construction	405.9	3.3	3.24	413.7	3.5	3.41
Real estate — residential	3,560.6	36.0	4.07	3,376.7	34.3	4.11
Consumer	1,415.3	19.8	5.65	1,241.5	18.8	6.15
Lease financing	192.0	1.4	2.94	227.8	1.6	2.78

Total Loans and Leases	10,828.1	104.3	3.88	10,050.8	98.8	3.99

Total Earning Assets(2)	17,060.2	123.8	2.92	16,292.2	118.2	2.94

Cash and Due from Banks	299.0			291.5
Other Assets	1,931.1			1,876.2

Total Assets	$19,290.3			$18,459.9

Interest-Bearing Liabilities
Interest-Bearing Deposits
Savings	$4,350.0	$0.7	0.06	$4,059.8	$0.3	0.04
Money Market	2,399.1	0.5	0.09	2,344.4	0.6	0.10
Time	3,824.8	5.2	0.55	3,764.9	4.6	0.50

Total Interest-Bearing Deposits	10,573.9	6.4	0.24	10,169.1	5.5	0.22
Short-Term Borrowings	223.9	0.1	0.13	387.4	0.1	0.05

Total Interest-Bearing Liabilities	10,797.8	6.5	0.24	10,556.5	5.6	0.21

Net Interest Income		$117.3			$112.6

Interest Rate Spread			2.68%			2.73%
Net Interest Margin			2.77%			2.80%
Noninterest-Bearing Demand Deposits	5,372.8			4,849.7
Other Liabilities	350.2			343.6
Stockholder's Equity	2,769.5			2,710.1

Total Liabilities and Stockholder's Equity	$19,290.3			$18,459.9

(1)
Non-performing loans and leases are included in the respective average loan and lease balances. Income, if any, on such loans and leases is recognized on a cash basis.

(2)
For the three months ended March 31, 2016 and 2015, the taxable-equivalent basis adjustments made to the table above were not material.

Analysis of Change in Net Interest Income		Table 3

	Three Months Ended March 31, 2016 Compared to March 31, 2015

(dollars in millions)	Volume	Rate	Total(1)
Change in Interest Income:
Interest-Bearing Deposits in Other Banks	$0.8	$1.3	$2.1
Available-for-Sale Investment Securities	(3.9)	1.9	(2.0)
Loans and Leases
Commercial and industrial	2.7	—	2.7
Real estate — commercial	0.9	(0.4)	0.5
Real estate — construction	(0.1)	(0.1)	(0.2)
Real estate — residential	1.9	(0.2)	1.7
Consumer	2.5	(1.5)	1.0
Lease financing	(0.3)	0.1	(0.2)

Total Loans and Leases	7.6	(2.1)	5.5

Total Change in Interest Income	4.5	1.1	5.6

Change in Interest Expense:
Interest-Bearing Deposits
Savings	—	0.4	0.4
Money Market	—	(0.1)	(0.1)
Time	0.1	0.5	0.6

Total Interest-Bearing Deposits	0.1	0.8	0.9

Total Change in Interest Expense	0.1	0.8	0.9

Change in Net Interest Income	$4.4	$0.3	$4.7

(1)
The change in interest income and expense not solely due to changes in volume or rate have been allocated on a pro-rata basis to the volume and rate columns.

          Net interest income, on a fully taxable-equivalent basis, was $117.3 million for the first three months of 2016, an increase of $4.7 million or 4% as compared to the same period in 2015. Our net interest margin was 2.77% for the first three months of 2016, a decrease of three basis points compared to the same period in 2015. The increase in net interest income was primarily due to higher average balances in loans and leases, and higher yields in our investment securities portfolio. This was partially offset by lower average balances in investment securities, lower yields on our loans and leases and slightly higher deposit funding costs. For the first three months of 2016, the average balance of our loans and leases was $10.8 billion, an increase of $777.3 million or 8% compared to the same period in 2015. The higher average balance in loans and leases was primarily due to strong growth in our commercial and industrial, residential real estate and consumer lending portfolios. For the first three months of 2016, yields on our investment securities portfolio were 1.68%, an increase of 15 basis points from the same period in 2015. This was partially offset by a $1.0 billion decrease in average investment securities balances for the first three months of 2016 as compared to the same period in 2015. In the fourth quarter of 2015 and in the first quarter of 2016, we reduced our positions in collateralized mortgage obligations and U.S. Treasury Notes as part of a rebalancing of our investment securities portfolio. Yields on our loans and leases were 3.88% for the first three months of 2016, a decrease of 11 basis points as compared to the same period in 2015. We experienced a decrease in yields in nearly each of our loan and lease categories as loans and leases that paid-off were replaced with new loan and lease originations at lower yields.

          For the years ended December 31, 2015 and 2014, average balances, related income and expenses, on a fully taxable-equivalent basis, and resulting yields and rates are presented in

Table 4. An analysis of the change in net interest income, on a fully taxable-equivalent basis, is presented in Table 5.

Average Balances and Interest Rates					Table 4

	2015			2014

(dollars in millions)	Average Balance	Income/ Expense	Yield/ Rate	Average Balance	Income/ Expense	Yield/ Rate
Earning Assets
Interest-Bearing Deposits in Other Banks	$1,651.9	$4.5	0.27%	$1,503.4	$4.0	0.27%
Available-for-Sale Investment Securities	4,665.0	73.6	1.58	4,213.4	64.1	1.52
Loans Held for Sale	5.1	0.2	3.92	3.4	0.1	2.94
Loans and Leases(1)
Commercial and industrial	2,869.8	83.9	2.92	2,670.1	80.6	3.02
Real estate — commercial	2,156.2	81.6	3.78	2,055.1	83.5	4.06
Real estate — construction	371.9	12.4	3.33	461.8	16.1	3.49
Real estate — residential	3,383.6	144.7	4.28	3,086.6	133.4	4.32
Consumer	1,299.2	76.6	5.90	1,158.6	74.1	6.40
Lease financing	217.1	6.3	2.90	242.9	11.3	4.65

Total Loans and Leases	10,297.8	405.5	3.94	9,675.1	399.0	4.12

Total Earning Assets(2)	16,619.8	483.8	2.91	15,395.3	467.2	3.04

Cash and Due from Banks	284.3			276.4
Other Assets	1,881.6			1,821.5

Total Assets	$18,785.7			$17,493.2

Interest-Bearing Liabilities
Interest-Bearing Deposits
Savings	$4,172.1	$1.7	0.04	$3,873.7	$1.3	0.03
Money Market	2,384.8	2.2	0.09	2,108.0	2.0	0.09
Time	3,730.2	18.4	0.49	3,650.1	19.9	0.55

Total Interest-Bearing Deposits	10,287.1	22.3	0.22	9,631.8	23.2	0.24
Short-Term Borrowings	381.6	0.2	0.05	477.7	0.2	0.04

Total Interest-Bearing Liabilities	10,668.7	22.5	0.21	10,109.5	23.4	0.23

Net Interest Income		$461.3			$443.8

Interest Rate Spread			2.70%			2.80%
Net Interest Margin			2.78%			2.88%
Noninterest-Bearing Demand Deposits	5,032.1			4,377.5
Other Liabilities	349.1			307.8
Stockholder's Equity	2,735.8			2,698.4

Total Liabilities and Stockholder's Equity	$18,785.7			$17,493.2

(1)
Non-performing loans and leases are included in the respective average loan and lease balances. Income, if any, on such loans and leases is recognized on a cash basis.

(2)
For 2015 and 2014, the taxable-equivalent basis adjustments made to the table above were not material.

Analysis of Change in Net Interest Income		Table 5

	Year Ended December 31, 2015 Compared to 2014

(dollars in millions)	Volume	Rate	Total(1)
Change in Interest Income:
Interest-Bearing Deposits in Other Banks	$0.4	$0.1	$0.5
Available-for-Sale Investment Securities	7.1	2.4	9.5
Loans Held for Sale	0.1	—	0.1
Loans and Leases
Commercial and industrial	6.0	(2.7)	3.3
Real estate — commercial	4.1	(6.0)	(1.9)
Real estate — construction	(3.1)	(0.6)	(3.7)
Real estate — residential	12.8	(1.5)	11.3
Consumer	9.0	(6.5)	2.5
Lease financing	(1.2)	(3.8)	(5.0)

Total Loans and Leases	27.6	(21.1)	6.5

Total Change in Interest Income	35.2	(18.6)	16.6

Change in Interest Expense:
Interest-Bearing Deposits
Savings	0.1	0.3	0.4
Money Market	0.3	(0.1)	0.2
Time	0.4	(1.9)	(1.5)

Total Interest-Bearing Deposits	0.8	(1.7)	(0.9)

Total Change in Interest Expense	0.8	(1.7)	(0.9)

Change in Net Interest Income	$34.4	$(16.9)	$17.5

(1)
The change in interest income and expense not solely due to changes in volume or rate have been allocated on a pro-rata basis to the volume and rate columns.

          Net interest income, on a fully taxable-equivalent basis, was $461.3 million in 2015, an increase of $17.5 million or 4% compared to 2014. Our net interest margin was 2.78% in 2015, a decrease of 10 basis points compared to 2014. The increase in net interest income was primarily due to higher average balances and yields from investment securities, higher average loan balances, and lower rates paid on deposits, partially offset by lower yields from loans and leases. The average balance of our investment securities portfolio was $4.7 billion in 2015, an increase of $442.7 million or 10% compared to 2014. The higher average balance in investment securities was primarily due to excess liquidity during 2015 from a continuing trend of higher levels of deposit funding. In addition to a larger investment securities portfolio in 2015, we changed the mix of our investment securities portfolio by investing less of our excess liquidity in U.S. Treasury Notes and more of our excess liquidity into higher yielding collateralized mortgage obligations issued by Ginnie Mae. The yield from our investment securities portfolio in 2015 was 1.57%, an increase of six basis points compared to 2014. Average loan and lease balances were $10.3 billion in 2015, an increase of $622.7 million or 6% compared to 2014. The higher average balance in loans and leases was primarily due to strong growth in our consumer, residential real estate, commercial and industrial, commercial real estate and dealer flooring portfolios. This increase in average loan balances was partially offset by lower yields from loans and leases, particularly in our consumer, commercial real estate and residential real estate portfolios.

  Provision for Credit Losses

          The Provision was $0.7 million for the first three months of 2016, which represented a decrease of $1.9 million or 73% compared to the same period in the prior year. We recorded net recoveries on loans and leases previously charged-off of $1.0 million for the first three months of 2016, while we recorded net charge-offs of loans and leases of $1.7 million for the same period in the prior year. The Allowance was $137.2 million as of March 31, 2016, an increase of $1.7 million or 1% from December 31, 2015 and represented 1.25% of total outstanding loans and leases as of March 31, 2016, compared to 1.26% of total outstanding loans and leases as of December 31, 2015.

          The Provision was $9.9 million for the year ended December 31, 2015, which represented a decrease of $1.2 million or 11% from 2014. Net loans and leases charged-off were $9.2 million for the year ended December 31, 2015, a decrease of $0.3 million or 3% from 2014. The Allowance was $135.5 million as of December 31, 2015, an increase of $0.7 million from December 31, 2014 and represented 1.26% of outstanding loans and leases as of December 31, 2015 compared to 1.34% of outstanding loans and leases as of December 31, 2014. The Provision is recorded to maintain the Allowance at levels deemed adequate by management based on the factors noted in "— Credit Risk".

  Noninterest Income

          Table 6 presents the major components of noninterest income for the three months ended March 31, 2016 and 2015, and Table 7 presents the major components of noninterest income for the years ended December 31, 2015 and 2014:

Noninterest Income	Table 6

	Three Months Ended
	March 31,		Dollar	Percent

(dollars in thousands)	2016	2015	Change	Change
Service charges on deposit accounts	$9,789	$10,223	$(434)	(4)%
Credit and debit card fees	13,819	13,829	(10)	—
Other service charges and fees	9,227	9,654	(427)	(4)
Trust and investment services income	7,405	7,742	(337)	(4)
Bank-owned life insurance	2,356	3,055	(699)	(23)
Net gains on securities available for sale	25,728	5,003	20,725	n.m.
Other	5,195	6,092	(897)	(15)

Total noninterest income	$73,519	$55,598	$17,921	32%

n.m. — Denotes a variance that is not a meaningful metric to inform the change in noninterest income from the three months ended March 31, 2015 to the same period in 2016.

Noninterest Income	Table 7

	Year Ended
	December 31,		Dollar	Percent

(dollars in thousands)	2015	2014	Change	Change
Service charges on deposit accounts	$40,850	$42,889	$(2,039)	(5)%
Credit and debit card fees	56,416	56,569	(153)	—
Other service charges and fees	38,641	37,213	1,428	4
Trust and investment services income	29,671	27,736	1,935	7
Bank-owned life insurance	9,976	13,769	(3,793)	(28)
Net gains on securities available for sale	12,321	20,822	(8,501)	(41)
Other	23,528	10,239	13,289	130

Total noninterest income	$211,403	$209,237	$2,166	1%

          Total noninterest income was $73.5 million for the first three months of 2016, an increase of $17.9 million or 32% as compared to the same period in the prior year. Total noninterest income was $211.4 million for the year ended December 31, 2015, an increase of $2.2 million or 1% from 2014.

          Service charges on deposit accounts were $9.8 million for the first three months of 2016, a decrease of $0.4 million or 4% as compared to the same period in the prior year. This decrease was primarily due to a $0.2 million decrease in account analysis fees due to higher average balances in business accounts, which resulted in higher earnings credit rates that offset fee income. Additionally, there was a $0.1 million decrease in overdraft fees as a result of a lower number of transactional deposit accounts with higher average balances. Service charges on deposit accounts were $40.9 million for the year ended December 31, 2015, a decrease of $2.0 million or 5% from the year ended December 31, 2014. This decrease was primarily due to a $1.4 million decrease in overdraft fees from higher average transactional deposit account balances as well as a $0.7 million decrease in account analysis fees.

          Other service charges and fees were $9.2 million for the first three months of 2016, a decrease of $0.4 million or 4% as compared to the same period in the prior year. This decrease was primarily due to a $1.0 million decrease in fees from servicing Bank of the West credit cards, which ended in November 2015. This was partially offset by a $0.4 million increase in fees from the sale of annuities and securities. Other service charges and fees were $38.6 million for the year ended December 31, 2015, an increase of $1.4 million or 4% from the year ended December 31, 2014. This increase was primarily due to a $1.6 million increase in residential mortgage investor loan fees as a result of higher loan fees from purchased investor loan servicing rights.

          Trust and investment services income was $7.4 million for the first three months of 2016, a decrease of $0.3 million or 4% as compared to the same period in the prior year. This decrease was primarily due to a $0.4 million decrease resulting from a change in the timing of charging fees related to irrevocable trust accounts. Irrevocable trust account fees, which were previously charged on an annual basis on their anniversary dates, are now charged such fees on a monthly basis. Trust and investment services income is largely based upon the market value of assets under management and the fee rate charged to customers. Total trust assets under administration were $11.9 billion as of March 31, 2016 and 2015. Trust and investment services income was $29.7 million for the year ended December 31, 2015, an increase of $1.9 million or 7% from the year ended December 31, 2014. This increase was primarily due to a $0.9 million increase in investment management fees and a $0.7 million increase in irrevocable trust fees. Total trust assets under administration were $11.7 billion as of December 31, 2015 and 2014.

          Income from bank-owned life insurance income ("BOLI") was $2.4 million for the first three months of 2016, a decrease of $0.7 million or 23% as compared to the same period in the prior year. This decrease was primarily due to market volatility. Income from BOLI was $10.0 million for the year ended December 31, 2015, a decrease of $3.8 million or 28% from the year ended

December 31, 2014. This decrease was primarily due to the death benefit proceeds from several life insurance policies in 2014, coupled with lower earnings on BOLI in 2015.

          Net gains on the sale of investment securities were $25.7 million for the first three months of 2016, an increase of $20.7 million as compared to the same period in the prior year. The net gains for the three months ended March 31, 2016 were primarily due to a $22.7 million net gain on the sale of 274,000 Visa Class B restricted shares. Visa Class B restricted shares are not convertible to publicly traded Visa Class A common shares until the settlement of certain litigation which is indemnified by Visa members, including the Company. Additional information about the sale of our Visa Class B restricted shares is presented in "Note 2. Investment Securities" and "Note 14. Fair Value" contained in our unaudited interim condensed combined financial statements included elsewhere in this prospectus. Net gains on the sale of investment securities were $12.3 million for the year ended December 31, 2015, a decrease of $8.5 million or 41% from the year ended December 31, 2014. Net gains in 2015 included the sale of our remaining shares in MasterCard for $4.6 million as well as net gains of $7.7 million related to our sale of U.S. Treasury Notes. Net gains for the year ended December 31, 2014 of $20.8 million were entirely attributable to the sale of our shares in MasterCard.

          Other noninterest income was $5.2 million for the first three months of 2016, a decrease of $0.9 million or 15% as compared to the same period in the prior year. The decrease was primarily due to a $1.1 million vendor signing bonus that was recorded in the first three months of 2015 and reduced income from a previously written down security for the first three months of 2016. The decrease in other noninterest income was partially offset by recoveries on a loan in excess of amounts previously charged-off. Other noninterest income was $23.5 million for the year ended December 31, 2015, an increase of $13.3 million from the year ended December 31, 2014. This increase was primarily due to a $4.4 million vendor signing bonus, a $3.0 million recovery of previously written down securities, a $1.8 million increase in the gain on sale of leased equipment and a $1.8 million increase in the sale of bank properties. This was partially offset by a $0.4 million decrease in the gains related to foreign exchange contracts entered into as an accommodation for our customers.

  Noninterest Expense

          Table 8 presents the major components of noninterest expense for the three months ended March 31, 2016 and 2015, and Table 9 presents the major components of noninterest expense for the years ended December 31, 2015 and 2014:

Noninterest Expense	Table 8

	Three Months Ended
	March 31,		Dollar	Percentage

(dollars in thousands)	2016	2015	Change	Change
Salaries and employee benefits	$44,701	$42,226	$2,475	6%
Contracted services and professional fees	12,755	10,330	2,425	23
Occupancy	5,312	4,784	528	11
Equipment	3,827	3,466	361	10
Regulatory assessment and fees	2,477	2,333	144	6
Advertising and marketing	1,849	1,516	333	22
Card rewards program	3,502	3,580	(78)	(2)
Other	10,641	10,480	161	2

Total noninterest expense	$85,064	$78,715	$6,349	8%

Noninterest Expense	Table 9

	Year Ended
	December 31,		Dollar	Percentage

(dollars in thousands)	2015	2014	Change	Change
Salaries and employee benefits	$170,233	$157,096	$13,137	8%
Contracted services and professional fees	42,663	37,919	4,744	13
Occupancy	16,975	22,172	(5,197)	(23)
Equipment	15,836	13,262	2,574	19
Regulatory assessment and fees	9,490	8,320	1,170	14
Advertising and marketing	6,446	6,391	55	1
Card rewards program	17,687	18,301	(614)	(3)
Other	40,271	34,230	6,041	18

Total noninterest expense	$319,601	$297,691	$21,910	7%

          Total noninterest expense was $85.1 million for the first three months of 2016, an increase of $6.3 million or 8% as compared to the same period in the prior year. Total noninterest expense was $319.6 million for the year ended December 31, 2015, an increase of $21.9 million or 7% from the year ended December 31, 2014.

          Salaries and employee benefits expense was $44.7 million for the first three months of 2016, an increase of $2.5 million or 6%, as compared to the same period in the prior year. This increase was primarily due to a $1.2 million increase in incentive compensation and a $1.0 million increase in salaries and employee benefits expense related to the DFAST regulatory requirements, the Reorganization Transactions and this offering. Salaries and employee benefits expense was $170.2 million for the year ended December 31, 2015, an increase of $13.1 million or 8% from the year ended December 31, 2014. This increase was primarily due to a $4.9 million increase related to the DFAST regulatory requirements, the Reorganization Transactions and this offering. Also contributing to the increase in salaries and employee benefits expense was a $4.1 million increase in retirement plan expense, the result of utilizing updated actuarial assumptions for 2015, as well as a $2.4 million increase in incentive compensation.

          Contracted services and professional fees were $12.8 million for the first three months of 2016, an increase of $2.4 million or 23%, as compared to the same period in the prior year. This increase was primarily due to an increase in professional fees related to the Reorganization Transactions and this offering. Contracted services and professional fees were $42.7 million for the year ended December 31, 2015, an increase of $4.7 million or 13% from the year ended December 31, 2014. This increase was primarily due to a $2.8 million increase in DFAST related regulatory expenses and a $0.6 million increase each in legal fees, consulting services and information technology data services.

          Occupancy expense was $5.3 million for the first three months of 2016, an increase of $0.5 million or 11%, as compared to the same period in the prior year. This increase was primarily due to a decrease in net sublease rental income. Occupancy expense was $17.0 million for the year ended December 31, 2015, a decrease of $5.2 million or 23% from the year ended December 31, 2014. This decrease was primarily due to a $2.8 million decrease in utilities expense due to lower rates, a $1.4 million decrease related to building maintenance expense and a $1.2 million increase in net sublease rental income. This was partially offset by a $0.5 million increase in depreciation expense in 2015.

          Equipment expense was $3.8 million for the first three months of 2016, an increase of $0.4 million or 10%, as compared to the same period in the prior year. This increase was primarily due to a $0.3 million increase in data management services. Equipment expense was $15.8 million for the year ended December 31, 2015, an increase of $2.6 million or 19% from the year ended December 31, 2014. This increase was primarily due to a $1.1 million increase in equipment purchases, a $0.9 million increase in depreciation expense and a $0.6 million increase related to service contracts.

          Regulatory assessment and fees were $2.5 million for the first three months of 2016, an increase of $0.1 million or 6%, as compared to the same period in the prior year. This increase was primarily due to a $0.1 million increase in FDIC insurance assessments. Regulatory assessment and fees were $9.5 million for the year ended December 31, 2015, an increase of $1.2 million or 14% from the year ended December 31, 2014. This increase was primarily due to a $1.2 million increase in FDIC insurance assessments, the result of a higher assessment base (i.e., average total assets).

          Card rewards program expense was $3.5 million for the first three months of 2016, a decrease of $0.1 million or 2%, as compared to the same period in the prior year. Card rewards program expense was $17.7 million for the year ended December 31, 2015, a decrease of $0.6 million or 3% from the year ended December 31, 2014. This decrease was primarily due to lower levels of activity in priority reward redemptions in 2015 relative to 2014.

          Other noninterest expense was $10.6 million for the three months ended March 31, 2016, an increase of $0.2 million or 2%, as compared to the same period in the prior year. Other noninterest expense was $40.3 million for the year ended December 31, 2015, an increase of $6.0 million or 18% from the year ended December 31, 2014. This increase was primarily due to a $2.4 million increase in operational losses. Operational losses include losses as a result of bank error, fraud, items processing, or theft. Also contributing to the increase in other noninterest expense was a $0.6 million increase in postage expense, a $0.5 million increase in mortgage loan charges and a $0.4 million increase in software amortization expense.

  Provision for Income Taxes

          The provision for income taxes was $39.5 million (an effective tax rate of 37.63%) for the first three months of 2016, compared with a provision for income taxes of $32.8 million (an effective tax rate of 37.71%) for the same period in 2015. The provision for income taxes was $129.4 million (an effective tax rate of 37.71%) for the year ended December 31, 2015, compared with a provision for income taxes of $127.6 million (an effective tax rate of 37.06%) for the year ended December 31, 2014. Additional information about the provision for income taxes is presented in "Note 16. Income Taxes" contained in our audited combined financial statements included elsewhere in this prospectus and "Note 11. Income Taxes" contained in our unaudited interim condensed combined financial statements.

Analysis of Business Segments

          Our business segments are Retail Banking, Commercial Banking, and Treasury and Other. Table 10 summarizes net income from our business segments for the first three months of 2016 and 2015, and for the years ended December 31, 2015 and 2014. Additional information about operating segment performance is presented in "Note 20. Reportable Operating Segments" contained in our audited combined financial statements and "Note 15. Reportable Operating Segments" contained in our unaudited interim condensed combined financial statements included elsewhere in this prospectus.

Business Segment Net Income			Table 10

	Three Months Ended		Year Ended
	March 31,		December 31,

(dollars in thousands)	2016	2015	2015	2014
Retail Banking	$43,675	$44,094	$193,372	$185,437
Commercial Banking	19,623	20,325	82,065	79,795
Treasury and Other	2,233	(10,297)	(61,657)	(48,560)

Total	$65,531	$54,122	$213,780	$216,672

          Retail Banking.    Our retail banking segment includes the financial products and services we provide to consumers, small businesses and certain commercial customers. Loan and lease products offered include residential and commercial mortgage loans, home equity lines of credit, automobile loans and leases, personal lines of credit, installment loans, and small business loans and leases. Deposit products offered include checking, savings and time deposit accounts. Our retail banking segment also includes our wealth management services.

          Net income for the retail banking segment was $43.7 million for the first three months of 2016, a decrease of $0.4 million or 1% as compared to the same period in the prior year. The decrease was primarily due to lower noninterest income and higher noninterest expense, partially offset by higher net interest income and a lower Provision. The decrease in noninterest income was primarily due to lower trust and investment services income and service charges on deposit accounts. The increase in noninterest expense was primarily due to an increase in salaries and employee benefits expense and occupancy expense. The increase in net interest income was primarily due to continued strong growth in our loan portfolio and the lower Provision for the retail banking segment was due to improving loss rates for the segment. Total assets of the retail banking segment were $6.8 billion as of March 31, 2016, an increase of $39.4 million or 1% from December 31, 2015. The increase in total assets for the retail banking segment was primarily due to continued growth in our residential real estate and consumer loan portfolios.

          Net income for the retail banking segment was $193.4 million for the year ended December 31, 2015, an increase of $7.9 million or 4% from the year ended December 31, 2014. The increase was primarily due to higher net interest income and noninterest income, partially offset by higher noninterest expense. The increase in net interest income was due to higher average loan balances, partially offset by lower yields on loans. The increase in noninterest income in 2015 was primarily due to higher trust and investment services income. The increase in noninterest expense was primarily due to higher levels of salaries and benefits and FDIC assessments. Total assets of the retail banking segment were $6.7 billion as of December 31, 2015, an increase of $454.3 million or 7% from December 31, 2014. The increase in total assets for the retail banking segment was primarily due to strong loan growth, reflective of the economic conditions in Hawaii during 2015.

          Commercial Banking.    Our commercial banking segment includes our corporate banking, residential and commercial real estate loans, commercial lease financing, auto dealer financing, deposit products and credit cards that we provide primarily to middle-market and large companies in Hawaii, Guam, Saipan and California.

          Net income for the commercial banking segment was $19.6 million for the first three months of 2016, a decrease of $0.7 million or 3% as compared to the same period in the prior year. The decrease was primarily due to lower noninterest income for the first three months of 2016, partially offset by a lower Provision. The decrease in noninterest income was primarily due to a $1.1 million vendor signing bonus and a $0.7 million gain on an early buyout of a commercial lease which we recorded in the first three months of 2015. This was partially offset by a lower Provision for the commercial banking segment that was due in part to a $3.1 million recovery on a previously charged-off commercial real estate loan and improving loss rates for the segment. Total assets for the commercial banking segment were $4.3 billion as of March 31, 2016, an increase of $195.6 million or 5% from December 31, 2015. The increase in total assets for the commercial banking segment was primarily due to continued growth in our commercial and industrial and auto dealer flooring portfolios.

          Net income for the commercial banking segment was $82.1 million for the year ended December 31, 2015, an increase of $2.3 million or 3% from the year ended December 31, 2014. The increase was primarily due to higher noninterest income, partially offset by higher noninterest expense. The increase in noninterest income was primarily due to a $4.4 million vendor signing bonus and a $2.0 million gain on the sale of leased equipment in 2015. The increase in noninterest expense in 2015 was primarily due to higher salaries and benefits, contracted data services and operational losses. Net interest income for the commercial banking segment remained relatively unchanged in 2015 from 2014. Higher average loan balances were partially offset by lower yields on new loan originations. Total assets for the commercial banking segment were $4.1 billion as of December 31, 2015, an increase of $242.8 million or 6% from December 31, 2014. Our commercial banking segment also experienced strong loan growth during 2015.

          Treasury and Other.    Our treasury and other segment includes our treasury business, which consists of corporate asset and liability management activities, including interest rate risk management. The assets and liabilities (and related interest income and expense) of our treasury business consist of interest-bearing deposits, investment securities, federal funds sold and purchased, government deposits, short and long-term borrowings and bank-owned properties. Our primary sources of noninterest income are from bank-owned life insurance, net gains from the sale of investment securities, foreign exchange income related to customer-driven currency requests from merchants and island visitors and management of bank-owned properties. The net residual effect of the transfer pricing of assets and liabilities is included in Treasury and Other, along with the elimination of intercompany transactions.

          Other organizational units (Technology, Operations, Credit and Risk Management, Human Resources, Finance, Administration, Marketing, and Corporate and Regulatory Administration) provide a wide range of support to our other income earning segments. Expenses incurred by these support units are charged to the applicable business segments through an internal cost allocation process.

          Net income for the treasury and other segment was $2.2 million for the first three months of 2016 as compared to a loss of $10.3 million for the same period in the prior year. The increased profitability of the treasury and other segment was primarily due to higher noninterest income, partially offset by an increase in noninterest expense. The increase in noninterest income was primarily due to a $22.7 million net gain on the sale of 274,000 Visa Class B restricted shares. This was partially offset by an increase in salaries and employee benefits expense and contracted services and professional fees related to our DFAST regulatory requirements, the Reorganization Transactions and this offering. Total assets for the treasury and other segment were $8.0 billion as of March 31, 2016, a decrease of $494.8 million or 6% from December 31, 2015. The decrease in total assets for the treasury and other segment was due to lower levels of cash and cash equivalents and investment securities which we used to fund loan growth for the first three months of 2016.

          Net loss for the treasury and other segment was $61.7 million for the year ended December 31, 2015, an increase in loss of $13.1 million or 27% from the year ended December 31, 2014. The increase in the loss in this segment was primarily due to lower noninterest income and higher noninterest expense, partially offset by an increase in net interest income. The decrease in noninterest income was primarily due to lower securities gains for 2015 and the increase in noninterest expense was primarily due to higher salaries and employee benefits related to the DFAST regulatory requirements in 2015. The increase in net interest income was primarily due to higher average investment securities earning higher yields and larger spreads from our loan portfolio in 2015 compared to 2014. Total assets for the treasury and other segment were $8.5 billion as of December 31, 2015, an increase of $521.9 million or 7% from December 31, 2014. The increase in total assets was primarily due to an increase in cash balances with the Federal Reserve Bank of San Francisco, the result of strong deposit growth.

Analysis of Financial Condition

  Liquidity

          Liquidity refers to our ability to maintain cash flow that is adequate to fund operations and meet present and future financial obligations through either the sale or maturity of existing assets or by obtaining additional funding through liability management. We consider the effective and prudent management of liquidity to be fundamental to our health and strength. Our objective is to manage our cash flow and liquidity reserves so that they are adequate to fund our obligations and other commitments on a timely basis and at a reasonable cost.

          Liquidity is managed to ensure stable, reliable and cost-effective sources of funds to satisfy demand for credit, deposit withdrawals and investment opportunities. Funding requirements are impacted by loan originations and refinancings, deposit balance changes, liability issuances and settlements and off-balance sheet funding commitments. We consider and comply with various regulatory guidelines regarding required liquidity levels and periodically monitor our liquidity position in light of the changing economic environment and customer activity. Based on periodic liquidity assessments, we may alter our asset, liability and off-balance sheet positions. The ALCO monitors sources and uses of funds and modifies asset and liability positions as liquidity requirements change. This process, combined with our ability to raise funds in money and capital markets and through private placements, provides flexibility in managing the exposure to liquidity risk.

          Immediate liquid resources are available in cash which is primarily on deposit with the Federal Reserve Bank of San Francisco. As of March 31, 2016 and December 31, 2015, cash and cash equivalents were $2.3 billion and $2.7 billion, respectively. Potential sources of liquidity also include investment securities in our available-for-sale portfolio. The carrying value of our available-for sale investment securities were $3.9 billion and $4.0 billion as of March 31, 2016 and December 31, 2015, respectively. As of March 31, 2016 and December 31, 2015, we maintained our excess liquidity primarily in collateralized mortgage obligations issued by Ginnie Mae. As of March 31, 2016 and December 31, 2015, our available-for-sale investment securities portfolio was comprised of securities with an average base duration of approximately three years. Additionally, as of March 31, 2016, we expect maturities and paydowns of approximately $918.5 million to occur over the next twelve months. These funds offer substantial resources to meet either new loan demand or to help offset reductions in our deposit funding base. Liquidity is further enhanced by our ability to pledge loans to access secured borrowings from the Federal Home Loan Bank of Des Moines (the "FHLB") and the Federal Reserve Bank of San Francisco. As of March 31, 2016, we have borrowing capacity of $1.4 billion from the FHLB and $588.4 million from the Federal Reserve Bank of San Francisco based on the amount of collateral pledged.

          Our core deposits have historically provided us with a long-term source of stable and relatively lower cost source of funding. As of March 31, 2016 and December 31, 2015, our core deposits, defined as all deposits exclusive of time deposits exceeding $250,000, totaled $13.3 billion and $13.5 billion, which represented 83% and 84% of our total deposits, respectively. These core deposits are normally less volatile, often with customer relationships tied to other products offered by the Company. While we consider core deposits to be less volatile, deposit levels could decrease if interest rates increase significantly or if corporate customers increase investing activities and reduce deposit balances. Additional funding for the Company is also available through our ability to sell residential real estate loans in the secondary market and to issue long-term debt.

          In addition to assessing liquidity risk on a combined basis, management also monitors our liquidity needs. The Company's routine funding requirements are expected to consist primarily of general corporate needs and dividends to be paid to our shareholders. We expect to meet these obligations from dividends collected from First Hawaiian Bank. Additional sources of liquidity available to us include short-term borrowings, the issuance of long-term debt and equity securities.

  Investment Securities

          Table 11 presents the carrying value, which is also the estimated fair value, of our available-for-sale investment securities portfolio as of March 31, 2016, December 31, 2015 and 2014.

Investment Securities			Table 11

	March 31,	December 31,	December 31,
(dollars in thousands)	2016	2015	2014
U.S. Treasury securities	$—	$499,976	$748,515
Non-government securities	120,923	95,824	95,572
Government agency mortgage-backed securities	53,707	55,982	—
Government-sponsored enterprises mortgage-backed securities	10,058	10,745	13,203
Non-government mortgaged-backed securities	—	157	3,404
Non-government asset-backed securities	62,948	95,310	353,992
Collateralized mortgage obligations:
Government agency	2,619,753	2,239,934	2,683,706
Government-sponsored enterprises	997,551	1,029,337	1,069,003
Equity securities	—	—	4,216

Total securities available for sale	$3,864,940	$4,027,265	$4,971,611

          Table 12 presents the maturity distribution at amortized cost and weighted-average yield to maturity of our available-for-sale investment securities portfolio as of March 31, 2016.

Maturities and Weighted-Average Yield on Securities								Table 12

		Weighted	After 1	Weighted	After 5	Weighted		Weighted		Weighted
	1 Year	Average	Year -	Average	Years -	Average	Over 10	Average		Average	Fair
(dollars in millions)	or Less	Yield	5 Years	Yield	10 Years	Yield	Years	Yield	Total	Yield	Value
As of March 31, 2016(1),(2)
Available-for-Sale
Non-government securities	$100.0	1.41%	$21.1	0.74%	$—	—%	$—	—%	$121.1	1.29%	$120.9
Mortgage-Backed Securities:
Government agency	8.5	2.38	22.9	2.38	13.5	2.38	8.5	2.38	53.4	2.38	53.7
Government-sponsored enterprises	2.1	4.05	5.5	3.99	1.9	3.8	—	—	9.5	3.96	10.1
Asset-Backed Securities:
Non-government	55.5	0.86	7.6	0.92	—	—	—	—	63.1	0.86	62.9
Collateralized mortgage obligations:
Government agency	528.0	1.74	1,525.3	1.82	490.2	1.92	61.6	1.97	2,605.1	1.83	2,619.8
Government-sponsored enterprises	224.4	1.82	569.4	1.80	196.3	1.68	9.0	1.41	999.1	1.78	997.5

Total Securities Available-for-Sale As of March 31, 2016	$918.5	1.68%	$2,151.8	1.81%	$701.9	1.87%	$79.1	1.95%	$3,851.3	1.80%	$3,864.9

(1)
Weighted-average yields were computed on a fully taxable-equivalent basis.

(2)
Maturities for mortgage-backed securities, asset-backed securities and collateralized mortgage obligations anticipate future prepayments.

          The carrying value of our available-for-sale investment securities portfolio was $3.9 billion as of March 31, 2016, a decrease of $162.3 million or 4% compared to December 31, 2015. The carrying value of our available-for-sale investment securities portfolio was $4.0 billion as of December 31, 2015, a decrease of $944.3 million or 19% compared to December 31, 2014. Our available-for-sale investment securities are carried at fair value with changes in fair value reflected in other comprehensive income (loss), unless a security is deemed to be other-than-temporarily impaired ("OTTI").

          As of March 31, 2016, we maintained all of our investment securities in the available-for-sale category recorded at fair value in the combined balance sheets, with $3.6 billion invested in collateralized mortgage obligations issued by Ginnie Mae, the Federal National Mortgage Association ("Fannie Mae") and the Federal Home Loan Mortgage Corporation ("Freddie Mac"). Our available-for-sale portfolio also included $120.9 million in non-government debt securities (FHLB and Federal Farm Credit Banks Funding Corporation callable bonds), $62.9 million in automobile asset-backed securities and $63.8 million in mortgage-backed securities issued by Ginnie Mae and Fannie Mae.

          We continually evaluate our investment securities portfolio in response to established asset/liability management objectives, changing market conditions that could affect profitability and the level of interest rate risk to which we are exposed. These evaluations may cause us to change the level of funds we deploy into investment securities and change the composition of our investment securities portfolio. In the fourth quarter of 2015, we reduced our positions in collateralized mortgage obligations, asset-backed securities and U.S. Treasury Notes as part of a rebalancing of the investment securities portfolio. As of March 31, 2016, we maintained relatively larger cash balances with the Federal Reserve Bank of San Francisco, for planned redeployment into other investment securities or lending opportunities in 2016.

          Gross unrealized gains in our investment securities portfolio were $27.5 million, $3.4 million and $19.2 million as of March 31, 2016, December 31, 2015 and 2014, respectively. Gross unrealized losses in our investment securities portfolio were $13.8 million as of March 31, 2016 and $44.9 million as of December 31, 2015 and 2014. Higher gross unrealized gains and lower gross unrealized losses in our investment securities portfolio were primarily due to market interest rates decreasing during the three months ended March 31, 2016. The higher gross unrealized gain positions and lower gross unrealized loss positions were primarily related to our collateralized mortgage obligations, the fair value of which is sensitive to changes in market interest rates. We also recorded gross realized gains on the sale of investment securities of $25.8 million and $5.0 million for the three months ended March 31, 2016 and 2015, respectively. Gross realized losses on the sale of investment securities were not material for the three months ended March 31, 2016 and 2015.

          We conduct a regular assessment of our investment securities portfolio to determine whether any securities are OTTI. When assessing unrealized losses for OTTI, we consider the nature of the investment, the financial condition of the issuer, the extent and duration of unrealized losses, expected cash flows of underlying assets and market conditions. As of March 31, 2016, we had no plans to sell investment securities with unrealized losses, and believe it is more likely than not that we would not be required to sell such securities before recovery of their amortized cost, which may be at maturity.

          We are required to hold non-marketable equity securities, comprised of FHLB Des Moines stock ("FHLB stock"), as a condition of our membership in the FHLB system. Our FHLB stock is accounted for at cost, which equals par or redemption value. As of March 31, 2016 and December 31, 2015, we held FHLB stock of $10.1 million which is recorded as a component of other assets in our combined financial statements. See "Note 7. Other Assets" contained in our audited combined financial statements and "Note 5. Other Assets" contained in our unaudited interim condensed combined financial statements included elsewhere in this prospectus.

  Loans and Leases

          Table 13 presents the composition of our loan and lease portfolio by major categories as of March 31, 2016 and for each of the last five fiscal years:

Loans and Leases					Table 13

	March 31,	December 31,

(dollars in thousands)	2016	2015	2014	2013	2012	2011
Commercial and industrial	$3,197,173	$3,057,455	$2,697,142	$2,758,545	$2,466,700	$1,935,173
Real estate:
Commercial	2,147,132	2,164,448	2,047,465	1,937,971	1,810,293	1,771,503
Construction	421,107	367,460	470,061	426,211	354,376	371,193
Residential	3,586,862	3,532,427	3,338,021	3,075,053	3,058,820	2,984,621

Total real estate	6,155,101	6,064,335	5,855,547	5,439,235	5,223,489	5,127,317

Consumer	1,419,326	1,401,561	1,226,603	1,079,034	1,010,513	958,847
Lease financing	191,038	198,679	244,298	250,508	298,185	327,413

Total Loans and Leases	$10,962,638	$10,722,030	$10,023,590	$9,527,322	$8,998,887	$8,348,750

          Total loans and leases were $11.0 billion as of March 31, 2016, an increase of $240.6 million or 2% from December 31, 2015. Total loans and leases were $10.7 billion as of December 31, 2015, an increase of $698.4 million or 7% from December 31, 2014.

          Commercial and industrial loans are made primarily to corporations, middle market and small businesses for the purpose of financing equipment acquisition, expansion, working capital and other general business purposes. We also offer a variety of automobile dealer flooring lines to our customers in Hawaii and California to improve the financing of their inventory. Commercial and industrial loans were $3.2 billion as of March 31, 2016, an increase of $139.7 million or 5% from December 31, 2015. Commercial and industrial loans were $3.1 billion as of December 31, 2015, an increase of $360.3 million or 13% from December 31, 2014. The increases in this portfolio were reflective of a strong Hawaii economy, which has encouraged local businesses to expand and to reinvest in their businesses. Also contributing to the increases in this portfolio was the continued strong customer demand for new automobiles.

          Commercial real estate loans are secured by first mortgages on commercial real estate at loan-to-value ("LTV") ratios generally not exceeding 75% and a minimum debt-service coverage ratio of 1.20 to 1. The commercial properties are predominantly developments such as retail centers, apartments, industrial properties and, to a lesser extent, specialized properties such as hotels. The primary source of repayment for investor property is cash flow from the property and for owner-occupied property is the operating cash flow from the business. Commercial real estate loans were $2.1 billion as of March 31, 2016, a slight decrease of $17.3 million or 1% from December 31, 2015. The decrease in commercial real estate loan balances during the first three months of 2016 was primarily due to several large payoffs which occurred during the quarter. Commercial real estate loans were $2.2 billion as of December 31, 2015, an increase of $117.0 million or 6% from December 31, 2014. The increase was primarily due to the strong real estate market in Hawaii and the demand by both investors and owner occupants to refinance and/or to acquire new real estate assets.

          Construction loans are for the purchase or construction of a property for which repayment will be generated by the property. Loans in this portfolio are primarily for the purchase of land, as well as for the development of single family homes and condominiums. We classify loans as construction until the completion of the construction phase. Following construction, if a loan is retained by First Hawaiian Bank, the loan is reclassified to the commercial real estate class of loans.

Construction loans were $421.1 million as of March 31, 2016, an increase of $53.6 million or 15% from December 31, 2015 due to borrowers drawing down on their lines of credit as construction on their projects progressed. Construction loans were $367.5 million as of December 31, 2015, a decrease of $102.6 million or 22% from December 31, 2014. Demand in construction lending in this current real estate cycle continues to remain strong. However, fluctuations in construction loan balances will occur due to the cyclical nature of project completion and the subsequent paydown of loan balances. We believe that the demand for new construction lending will remain strong in 2016.

          Residential real estate loans are generally secured by 1-4 unit residential properties and are underwritten using traditional underwriting systems to assess the credit risks and financial capacity and repayment ability of the consumer. Decisions are primarily based on LTV ratios, debt-to-income ("DTI") ratios, liquidity and credit scores. LTV ratios generally do not exceed 80%, although higher levels are permitted with mortgage insurance. We offer fixed rate mortgage products and variable rate mortgage products with interest rates that are subject to change every year after the first, third, fifth or tenth year, depending on the product and are based on the London Interbank Offered Rate ("LIBOR"). Variable rate residential mortgage loans are underwritten at fully-indexed interest rates. We generally do not offer interest-only, payment-option facilities, Alt-A loans or any product with negative amortization. Residential real estate loans were $3.6 billion as of March 31, 2016, an increase of $54.4 million or 2% from December 31, 2015. Residential real estate loans were $3.5 billion as of December 31, 2015, an increase of $194.4 million or 6% from December 31, 2014. The increases in this portfolio were primarily due to Hawaii's strong real estate market and continued demand for new housing developments in the current low interest rate environment.

          Consumer loans consist primarily of open- and closed-end direct and indirect credit facilities for personal, automobile and household purchases as well as credit card loans. We seek to maintain reasonable levels of risk in consumer lending by following prudent underwriting guidelines, which include an evaluation of personal credit history, cash flow and collateral values based on existing market conditions. Consumer loans were $1.4 billion as of March 31, 2016, a slight increase of $17.8 million or 1% from December 31, 2015. Consumer loans were $1.4 billion as of December 31, 2015, an increase of $175.0 million or 14% from December 31, 2014. The increases in this portfolio were primarily due to increases in consumer indirect automobile loans and personal loans. A strong Hawaii economy, an increase in statewide personal income and lower unemployment trends are contributing factors to higher levels of consumer spending.

          Lease financing consists of commercial single investor leases and leveraged leases. Underwriting of new lease transactions is based on our lending policy, including but not limited to an analysis of customer cash flows and secondary sources of repayment, including the value of leased equipment, the guarantors' cash flows and/or other credit enhancements. No new leveraged leases are being added to the portfolio and all remaining leveraged leases are running off. Lease financing was $191.0 million as of March 31, 2016, a decrease of $7.6 million or 4% from December 31, 2015, primarily due to several payoffs and paydowns during the quarter. Lease financing was $198.7 million as of December 31, 2015, a decrease of $45.6 million or 19% from December 31, 2014, primarily due to the continued runoff of the leveraged lease portfolio.

          See "Note 4. Loans and Leases" contained in our audited combined financial statements and "Note 3. Loans and Leases" contained in our unaudited interim condensed combined financial statements included elsewhere in this prospectus and "— Analysis of Financial Condition — Allowance for Loan and Lease Losses" for more information on our loan and lease portfolio.

          Tables 14 and 15 present the geographic distribution of our loan and lease portfolio as of March 31, 2016 and December 31, 2015, respectively:

Geographic Distribution of Loan and Lease Portfolio				Table 14

	March 31, 2016

(dollars in thousands)	Hawaii	U.S. Mainland(1)	Guam & Saipan	Foreign & Other	Total
Commercial and industrial	$1,302,334	$1,625,332	$149,399	$120,108	$3,197,173
Real Estate:
Commercial	1,488,466	332,925	325,741	—	2,147,132
Construction	289,362	101,766	29,979	—	421,107
Residential	3,441,838	8,889	132,133	4,002	3,586,862

Total real estate	5,219,666	443,580	487,853	4,002	6,155,101
Consumer	1,049,196	28,497	341,633	—	1,419,326
Lease Financing	53,592	125,825	9,682	1,939	191,038

Total Loans and Leases	$7,624,788	$2,223,234	$988,567	$126,049	$10,962,638

Percentage of Total Loans and Leases	70%	20%	9%	1%	100%

(1)
For secured loans and leases, classification as U.S. Mainland is made based on where the collateral is located. For unsecured loans and leases, classification as U.S. Mainland is made based on the location where the majority of the borrower's business operations are conducted.

Geographic Distribution of Loan and Lease Portfolio				Table 15

	December 31, 2015

(dollars in thousands)	Hawaii	U.S. Mainland(1)	Guam & Saipan	Foreign & Other	Total
Commercial and industrial	$1,359,738	$1,437,182	$145,024	$115,511	$3,057,455
Real Estate:
Commercial	1,509,675	326,249	328,524	—	2,164,448
Construction	249,891	91,512	26,057	—	367,460
Residential	3,387,984	8,891	135,552	—	3,532,427

Total real estate	5,147,550	426,652	490,133	—	6,064,335
Consumer	1,039,256	45,167	316,200	938	1,401,561
Lease Financing	54,335	133,733	10,611	—	198,679

Total Loans and Leases	$7,600,879	$2,042,734	$961,968	$116,449	$10,722,030

Percentage of Total Loans and Leases	71%	19%	9%	1%	100%

(1)
For secured loans and leases, classification as U.S. Mainland is made based on where the collateral is located. For unsecured loans and leases, classification as U.S. Mainland is made based on the location where the majority of the borrower's business operations are conducted.

          Our lending activities are concentrated primarily in Hawaii. However, we also have lending activities on the U.S. mainland, Guam and Saipan. Our commercial lending activities on the U.S. mainland include automobile dealer flooring activities in California, limited participation in Shared National Credits and selective commercial real estate projects based on existing customer relationships. Our lease financing portfolio includes leveraged lease financing activities on the U.S. mainland, but this portfolio continues to run off and no new leveraged leases are being added to the portfolio. Our consumer lending activities are concentrated primarily in Hawaii and to a smaller extent Guam and Saipan.

          Table 16 presents contractual loan maturity categories normally not subject to regular periodic principal reductions and sensitivities of those loans to changes in interest rates as of March 31, 2016:

Maturities for Selected Loan Categories(1)			Table 16

	March 31, 2016

(dollars in thousands)	Due in One Year or Less	Due After One to Five Years	Due After Five Years	Total
Commercial and industrial	$1,117,454	$1,660,627	$419,092	$3,197,173
Real estate — construction	108,681	187,619	124,807	421,107

Total	$1,226,135	$1,848,246	$543,899	$3,618,280

Total of loans due after one year with:
Fixed interest rates		$202,826	$153,466	$356,292
Variable interest rates		1,645,420	390,433	2,035,853

Total		$1,848,246	$543,899	$2,392,145

(1)
Based on contractual maturities.

  Credit Quality

          We evaluate certain loans and leases, including commercial and industrial loans, commercial real estate loans and construction loans, individually for impairment and non-accrual status. A loan is considered to be impaired when it is probable that we will be unable to collect all amounts due according to the contractual terms of the loan. We generally place a loan on non-accrual status when management believes that collection of principal or interest has become doubtful or when a loan or lease becomes 90 days past due as to principal or interest, unless it is well secured and in the process of collection. Loans on non-accrual status are generally classified as impaired, but not all impaired loans are necessarily placed on non-accrual status. See "Note 5. Allowance for Loan and Lease Losses" contained in our audited combined financial statements and "Note 4. Allowance for Loan and Lease Losses" contained in our unaudited interim condensed combined financial statements included elsewhere in this prospectus for more information about credit quality indicators.

          For purposes of managing credit risk and estimating the Allowance, management has identified three categories of loans (commercial, residential real estate and consumer) that we use to develop our systematic methodology to determine the Allowance. The categorization of loans for the evaluation of credit risk is specific to our credit risk evaluation process and these loan categories are not necessarily the same as the loan categories used for other evaluations of our loan portfolio. See "Note 5. Allowance for Loan and Lease Losses" contained in our audited combined financial statements and "Note 4. Allowance for Loan and Lease Losses" contained in our unaudited interim condensed combined financial statements included elsewhere in this prospectus for more information about our approach to estimating the Allowance.

          The following tables and discussion address non-performing assets, loans and leases that are 90 days past due but still accruing interest, impaired loans and loans modified in a troubled debt restructuring.

          Non-Performing Assets and Loans and Leases Past Due 90 Days or More and Still Accruing Interest.    Table 17 presents information on our non-performing assets and accruing loans and leases past due 90 days or more as of March 31, 2016 and for each of the last five fiscal years:

Non-Performing Assets and Accruing Loans and Leases Past Due 90 Days or More						Table 17

	March 31,	December 31,

(dollars in thousands)	2016	2015	2014	2013	2012	2011
Non-Performing Assets
Non-Accrual Loans and Leases
Commercial Loans:
Commercial and industrial	$3,774	$3,958	$2,871	$3,312	$1,462	$2,333
Real estate — Commercial	—	138	2,429	1,587	1,047	5,153
Real estate — Construction	—	—	1,556	6,279	10,502	3,411
Lease financing	178	181	187	—	—	—

Total Commercial Loans	3,952	4,277	7,043	11,178	13,011	10,897

Residential	10,481	12,344	16,850	19,827	24,597	20,904

Total Non-Accrual Loans and Leases	14,433	16,621	23,893	31,005	37,608	31,801
Other Real Estate Owned	205	154	4,364	2,177	4,758	1,620

Total Non-Performing Assets	$14,638	$16,775	$28,257	$33,182	$42,366	$33,421

Accruing Loans and Leases Past Due 90 Days or More
Commercial Loans:
Commercial and industrial	$198	$2,496	$—	$131	$1,347	$64
Real estate — Commercial	—	161	—	—	—	—
Lease financing	—	174	—	—	17	—

Total Commercial Loans	198	2,831	—	131	1,364	64

Residential	2,103	737	1,874	1,048	4,322	6,113
Consumer	1,813	1,454	1,784	1,872	1,853	3,108

Total Accruing Loans and Leases Past Due 90 Days or More	$4,114	$5,022	$3,658	$3,051	$7,539	$9,285

Restructured Loans on Accrual Status and Not Past Due 90 Days or More	$44,829	$28,351	$35,589	$33,681	$47,873	$84,235

Total Loans and Leases	$10,962,638	$10,722,030	$10,023,590	$9,527,322	$8,998,887	$8,348,750

Ratio of Non-Accrual Loans and Leases to Total Loans and Leases	0.13%	0.16%	0.24%	0.33%	0.42%	0.38%

Ratio of Non-Performing Assets to Total Loans and Leases and Foreclosed Real Estate	0.13%	0.16%	0.28%	0.35%	0.47%	0.40%

Ratio of Non-Performing Assets and Accruing Loans and Leases Past Due 90 Days or More to Total Loans and Leases and Foreclosed Real Estate	0.17%	0.20%	0.32%	0.38%	0.55%	0.51%

          Table 18 presents the activity in Non-Performing Assets ("NPAs") for the three months ended March 31, 2016 and for the year ended December 31, 2015:

Non-Performing Assets		Table 18

(dollars in thousands)	Three Months Ended March 31, 2016	Year Ended December 31, 2015
Balance at Beginning of Period	$16,775	$28,257
Additions	1,160	6,015
Reductions
Payments	(2,274)	(7,492)
Return to Accrual Status	(638)	(2,692)
Sales of Foreclosed Real Estate	(154)	(6,879)
Charge-offs/Write-downs	(231)	(434)

Total Reductions	(3,297)	(17,497)

Balance at End of Period	$14,638	$16,775

          NPAs consist of non-accrual loans and leases and foreclosed real estate. Changes in the level of non-accrual loans and leases typically represent increases for loans and leases that reach a specified past due status, offset by reductions for loans and leases that are charged-off, paid down, sold, transferred to foreclosed real estate or are no longer classified as non-accrual because they have returned to accrual status.

          Total NPAs were $14.6 million as of March 31, 2016, a decrease of $2.1 million or 13% compared to December 31, 2015. The ratio of our NPAs to total loans and leases, and foreclosed real estate was 0.13% as of March 31, 2016, a decrease of three basis points from December 31, 2015. The decrease in total NPAs was primarily due to a $1.9 million decrease in residential mortgage non-accrual loans, a $0.2 million decrease in commercial and industrial non-accrual loans, and a $0.1 million decrease in commercial real estate non-accrual loans. This was partially offset by a $0.1 million increase in foreclosed real estate. Total NPAs were $16.8 million as of December 31, 2015, a decrease of $11.5 million or 41% compared to December 31, 2014. The ratio of our NPAs to total loans and leases, and foreclosed real estate was 0.16% as of December 31, 2015, a decrease of 12 basis points from December 31, 2014. The decrease in total NPAs was primarily due to a $4.5 million decrease in residential mortgage non-accrual loans, a $4.2 million decrease in foreclosed real estate, a $2.3 million decrease in commercial real estate non-accrual loans and a $1.6 million decrease in real estate construction non-accrual loans. This was partially offset by a $1.1 million increase in commercial and industrial non-accrual loans.

          The largest component of our NPAs continues to be residential mortgage loans. As of March 31, 2016, residential mortgage non-accrual loans were $10.5 million. However, these balances decreased by $1.9 million or 15% from December 31, 2015, due to $1.3 million in paydowns, $0.6 million returning to accrual status, $0.2 million transferred to foreclosed real estate, and $0.1 million in charge-offs. This decrease was partially offset by $0.3 million in additions to non-accrual status during the first three months of 2016. Although residential mortgage non-accrual loans are at their lowest levels since December 31, 2011, balances remain at elevated levels due mainly to the lengthy judiciary foreclosure process in Hawaii. As of March 31, 2016, our residential mortgage non-accrual loans were comprised of 57 loans with a weighted average current LTV ratio of 73%. As of December 31, 2015, residential mortgage non-accrual loans were $12.3 million. However, these balances decreased by $4.5 million or 27% from December 31, 2014 primarily due to $3.0 million in paydowns, $2.7 million returning to accrual status and $2.5 million transferred to foreclosed real estate. This decrease was partially offset by $3.7 million in additions to non-accrual status during 2015. As of December 31, 2015, our residential mortgage non-accrual loans were comprised of 65 loans with a weighted average current LTV ratio of 73%.

          Commercial and industrial non-accrual loans as of March 31, 2016 decreased $0.2 million or 5% from December 31, 2015, due to $0.8 million in paydowns and $0.2 million in charge-offs. This decrease was partially offset by $0.8 million in additions to non-accrual status during the first three months of 2016. Commercial and industrial non-accrual loans as of December 31, 2015 increased by $1.1 million or 38%, from December 31, 2014 due to $1.9 million in additions to non-accrual status during 2015, partially offset by payoffs of $0.7 million and charge-offs of $0.2 million.

          Commercial real estate non-accrual loans as of March 31, 2016 decreased by $0.1 million from December 31, 2015, due to the payoff of the one remaining commercial real estate loan that was outstanding as of December 31, 2015. Commercial real estate non-accrual loans as of December 31, 2015 decreased by $2.3 million or 94% from December 31, 2014 due to the payoffs of two loans. As of December 31, 2015, there was one commercial real estate loan that remained on non-accrual status. This loan was individually evaluated for impairment and no charge-off was recorded on this loan.

          Foreclosed real estate represents property acquired as the result of borrower defaults on loans. Foreclosed real estate is recorded at fair value, less estimated selling costs, at the time of foreclosure. On an ongoing basis, properties are appraised as required by market conditions and applicable regulations. Foreclosed real estate as of March 31, 2016 increased by $0.1 million or 33% from December 31, 2015 primarily due to $0.2 million in additions during 2016, partially offset by $0.1 million in property sales. Foreclosed real estate as of December 31, 2015 decreased by $4.2 million or 96% from December 31, 2014 primarily due to $6.9 million in property sales and $0.2 million in further write-downs of foreclosed real estate. This was partially offset by $2.9 million in additions to foreclosed real estate during 2015.

          We attribute the lower level of NPAs to strong general economic conditions in Hawaii, led by strong tourism and construction industries, relatively low unemployment and rising real estate prices. We have also continued to remain diligent in our collection and recovery efforts and have continued to seek new lending opportunities while maintaining sound judgment and underwriting practices.

          Loans and Leases Past Due 90 Days or More and Still Accruing Interest.     Loans and leases in this category are 90 days or more past due, as to principal or interest, and are still accruing interest because they are well secured and in the process of collection.

          Loans and leases past due 90 days or more and still accruing interest were $4.1 million as of March 31, 2016, a decrease of $0.9 million or 18% as compared to December 31, 2015. Commercial and industrial loans that were past due 90 days or more and still accruing interest decreased by $2.3 million or 92% in the first three months of 2016 due to a loan being restructured, being brought current as to principal and interest and being well secured. This was partially offset by increases in delinquencies in our residential mortgage and consumer lending portfolios.

          Loans and leases past due 90 days or more and still accruing interest were $5.0 million as of December 31, 2015, a $1.4 million or 37% increase from December 31, 2014. This increase was primarily due to the delinquency status related to one commercial and industrial loan in the amount of $2.5 million. This was partially offset by decreases in delinquencies in our residential mortgage and consumer lending portfolios.

          Impaired Loans.    A loan is impaired when, based on current information and events, it is probable that a creditor will be unable to collect all amounts due according to the contractual terms of the loan agreement. For a loan that has been modified in a troubled debt restructuring, the contractual terms of the loan agreement refers to the contractual terms specified by the original loan agreement, not the contractual terms specified by the modified loan agreement.

          Impaired loans were $61.3 million, $44.1 million and $59.2 million as of March 31, 2016, December 31, 2015 and 2014, respectively. These impaired loans had a related Allowance of $0.6 million, $0.6 million and $1.4 million as of March 31, 2016, December 31, 2015 and 2014, respectively. The increase in impaired loans during the first three months of 2016 was primarily due to three commercial and industrial loans totaling $17.3 million that were modified in a troubled debt restructuring. The Allowance related to impaired loans was relatively unchanged from December 31, 2015. The decrease in impaired loans for the year ended December 31, 2015 was primarily due to lower levels of impaired residential mortgage loans resulting from paydowns. The reduction of the Allowance related to impaired loans was primarily due to a $0.6 million reduction in the Allowance related to a commercial and industrial loan whose collateral value was re-evaluated. As of March 31, 2016 and December 31, 2015, we have recorded charge-offs of $2.0 million and $2.2 million, respectively, related to our total impaired loans. Our impaired loans are considered in management's assessment of the overall adequacy of the Allowance.

          If interest due on the balances of all non-accrual loans as of March 31, 2016 had been accrued under the original terms, approximately $0.1 million in total interest income would have been recorded in the first three months of 2016, compared to $0.5 million actually recorded as interest income on those loans. If interest due on the balances of all non-accrual loans as of December 31, 2015 had been accrued under the original terms, approximately $0.5 million in total interest income would have been recorded in 2015, compared to $1.1 million actually recorded as interest income on those loans.

          Loans Modified in a Troubled Debt Restructuring. Table 19 presents information on loans whose terms have been modified in a troubled debt restructuring ("TDR") as of March 31, 2016, December 31, 2015 and 2014:

Loans Modified in a Troubled Debt Restructuring		Table 19

	March 31,	December 31,

(dollars in thousands)	2016	2015	2014
Commercial and industrial	$28,322	$11,888	$13,791
Real Estate — Commercial	5,635	5,649	4,529
Real Estate — Construction	565	—	4,579

Total Commercial	34,522	17,537	22,899
Residential	14,383	11,906	17,028

Total	$48,905	$29,443	$39,927

          Loans modified in a TDR were $48.9 million as of March 31, 2016, an increase of $19.5 million or 66% from December 31, 2015. This increase was primarily due to the addition of three commercial and industrial loans of $17.3 million, one construction loan of $0.6 million, and six residential loans of $2.4 million, slightly offset by the pay down of existing loans. As of March 31, 2016, $46.9 million or 96% of our loans modified in a TDR were performing in accordance with their modified contractual terms and were on accrual status.

          Loans modified in a TDR were $29.4 million as of December 31, 2015, a decrease of $10.5 million or 26% from December 31, 2014. This decrease was primarily due to a $4.6 million construction loan which was paid off in 2015 and a $5.1 million decrease in residential real estate loans on TDR status. As of December 31, 2015, $21.0 million or 70% of our loans modified in a TDR were performing in accordance with their modified contractual terms and were on accrual status.

          Generally, loans modified in a TDR are returned to accrual status after the borrower has demonstrated performance under the modified terms by making six consecutive payments. See "Note 5. Allowance for Loan and Lease Losses" contained in our audited combined financial statements and "Note 4. Allowance for Loan and Lease Losses" contained in our unaudited interim condensed combined financial statements included elsewhere in this prospectus for a description of the modification programs that we currently offer to our customers.

  Allowance for Loan and Lease Losses

          We maintain the Allowance at a level which, in our judgment, is adequate to absorb probable losses that have been incurred in our loan and lease portfolio as of the combined balance sheet date. The Allowance consists of two components, allocated and unallocated. The allocated portion of the Allowance includes reserves that are allocated based on impairment analyses of specific loans or pools of loans. The unallocated component of the Allowance incorporates our judgment of the determination of the risks inherent in the loan and lease portfolio, economic uncertainties and imprecision in the estimation process. Although we determine the amount of each component of the Allowance separately, the Allowance as a whole was considered appropriate by management as of March 31, 2016 and December 31, 2015 based on our ongoing analysis of estimated probable credit losses, credit risk profiles, economic conditions, coverage ratios and other relevant factors.

          Table 20 presents an analysis of our Allowance for the periods indicated:

Allowance for Loan and Lease Losses						Table 20

	March 31,		December 31,

(dollars in thousands)	2016	2015	2015	2014	2013	2012	2011
Balance at Beginning of Period	$135,484	$134,799	$134,799	$133,239	$130,279	$117,092	$108,955
Loans and Leases Charged-Off Commercial Loans:
Commercial and industrial	(86)	—	(866)	(2,298)	(1,051)	(1,739)	(5,130)
Commercial real estate	—	—	—	—	(3)	(424)	(3,196)
Construction	—	—	—	—	—	(4,400)	(590)
Lease financing	—	—	—	—	(9)	(13)	(207)

Total Commercial Loans	(86)	—	(866)	(2,298)	(1,063)	(6,576)	(9,123)

Residential	(72)	(73)	(618)	(1,086)	(4,075)	(7,424)	(9,549)
Consumer	(4,206)	(3,925)	(18,312)	(15,291)	(14,663)	(18,690)	(23,295)

Total Loans and Leases Charged-Off	(4,364)	(3,998)	(19,796)	(18,675)	(19,801)	(32,690)	(41,967)

Recoveries on Loans and Leases Previously Charged-Off
Commercial Loans:
Commercial and industrial	203	171	940	1,387	422	910	607
Commercial real estate	3,199	188	1,115	207	154	927	27
Construction	—	—	—	—	1,178	48	3
Lease financing	—	—	3	57	18	96	134

Total Commercial Loans	3,402	359	2,058	1,651	1,772	1,981	771

Residential	306	420	2,198	1,470	1,789	1,595	606
Consumer	1,626	1,518	6,325	6,014	7,000	7,401	6,627

Total Recoveries on Loans and Leases Previously Charged-Off	5,334	2,297	10,581	9,135	10,561	10,977	8,004

Net Loans and Leases Recovered (Charged-Off)	970	(1,701)	(9,215)	(9,540)	(9,240)	(21,713)	(33,963)
Provision for Credit Losses	700	2,600	9,900	11,100	12,200	34,900	42,100

Balance at End of Period	$137,154	$135,698	$135,484	$134,799	$133,239	$130,279	$117,092

Average Loans and Leases Outstanding	$10,828,160	$10,050,746	$10,297,834	$9,675,143	$9,190,354	$8,580,152	$8,192,086

Ratio of Net Loans and Leases (Recovered) Charged-Off to Average Loans and Leases Outstanding(1)	(0.04)%	0.07%	0.09%	0.10%	0.10%	0.25%	0.41%
Ratio of Allowance for Loan and Lease Losses to Loans and Leases Outstanding	1.25%	1.34%	1.26%	1.34%	1.40%	1.45%	1.40%

(1)
Annualized for the three months ended March 31, 2016 and 2015.

          Tables 21 and 22 present our historical allocation of the Allowance by loan category, in both dollars and as a percentage of total loans and leases outstanding as of the dates indicated:

Allocation of the Allowance by Loan and Lease Category					Table 21

	March 31,	December 31,

(dollars in thousands)	2016	2015	2014	2013	2012	2011
Commercial and industrial	$35,027	$34,025	$31,835	$34,026	$32,655	$20,592
Real estate — commercial	18,504	18,489	16,320	16,606	14,676	15,965
Real estate — construction	4,514	3,793	4,725	4,702	3,689	3,320
Lease financing	807	888	1,089	1,078	1,346	1,356

Total commercial	58,852	57,195	53,969	56,412	52,366	41,233

Residential	45,638	46,099	44,858	42,028	45,835	28,704
Consumer	27,923	28,385	27,041	25,589	27,282	31,429
Unallocated	4,741	3,805	8,931	9,210	4,796	15,726

Total Allowance for Loan and Lease Losses	$137,154	$135,484	$134,799	$133,239	$130,279	$117,092

Allocation of the Allowance by Loan and Lease Category (as a percentage of loans and leases outstanding)											Table 22

	March 31,		December 31,

	2016		2015		2014		2013		2012		2011

	Allocated Allowance as % of loan or lease category	Loan category as % of total loans and leases	Allocated Allowance as % of loan or lease category	Loan category as % of total loans and leases	Allocated Allowance as % of loan or lease category	Loan category as % of total loans and leases	Allocated Allowance as % of loan or lease category	Loan category as % of total loans and leases	Allocated Allowance as % of loan or lease category	Loan category as % of total loans and leases	Allocated Allowance as % of loan or lease category	Loan category as % of total loans and leases
Commercial and industrial	1.10%	25.54%	1.11%	25.11%	1.18%	23.62%	1.23%	25.54%	1.32%	25.07%	1.06%	17.59%
Real estate — commercial	0.86	13.49	0.85	13.65	0.80	12.11	0.86	12.46	0.81	11.27	0.90	13.63
Real estate — construction	1.07	3.29	1.03	2.80	1.01	3.51	1.10	3.53	1.04	2.83	0.89	2.84
Lease financing	0.42	0.59	0.45	0.66	0.45	0.81	0.43	0.81	0.45	1.03	0.41	1.16

Total commercial	0.99	42.91	0.99	42.22	0.99	40.05	1.05	42.34	1.06	40.20	0.94	35.22

Residential	1.27	33.28	1.31	34.03	1.34	33.28	1.37	31.54	1.50	35.18	0.96	24.51
Consumer	1.97	20.36	2.03	20.95	2.20	20.06	2.37	19.21	2.70	20.94	3.28	26.84
Unallocated	—	3.45	—	2.80	—	6.61	—	6.91	—	3.68	—	13.43

Total	1.25%	100.00%	1.26%	100.00%	1.34%	100.00%	1.40%	100.00%	1.45%	100.00%	1.40%	100.00%

          The Allowance was $137.2 million, $135.5 million and $134.8 million as of March 31, 2016, December 31, 2015 and 2014, respectively. The ratio of the Allowance to total loans and leases outstanding was 1.25%, 1.26% and 1.34% as of March 31, 2016, December 31, 2015 and 2014, respectively. The level of the Allowance was commensurate with our stable credit risk profile, lower levels of NPAs, loan portfolio growth and composition and a healthy Hawaii economy.

          Net recoveries of loans and leases were $1.0 million or an annualized 0.04% of total average loans and leases outstanding in the first three months of 2016. Net recoveries in our commercial lending portfolio were $3.3 million in the first three months of 2016 compared to net recoveries of $0.4 million for the same period in the prior year. Our net recovery position in the first three months of 2016 was primarily due to a $3.1 million recovery on a previously charged-off commercial real estate loan. Net recoveries in our residential lending portfolio were $0.2 million for the first three months of 2016 compared to net recoveries of $0.3 million for the same period in the prior year. Our net recovery position in both of these periods was primarily due to a strong economy and rising real estate prices in Hawaii. Net charge-offs in our consumer lending portfolio were $2.6 million for the first three months of 2016 compared to net charge-offs of $2.4 million for the same period in the prior year. While the consumer lending portfolio represented approximately 13% of our outstanding loan and lease balances as of March 31, 2016, charge-offs in this loan portfolio accounted for more than 96% of our total loans and leases charged-off for the first three months of 2016 due to the credit risk profile inherent in this loan portfolio.

          Net charge-offs of loans and leases were $9.2 million or 0.09% of total average loans and leases outstanding in 2015 compared to $9.5 million or 0.10% of total average loans and leases outstanding in 2014. Net recoveries in our commercial lending portfolio were $1.2 million in 2015 compared to net charge-offs of $0.6 million in 2014. Our net recovery position in 2015 was primarily due to a $0.8 million recovery of a previously charged-off commercial real estate loan. Net recoveries in our residential lending portfolio were $1.6 million in 2015 compared to net recoveries of $0.4 million in 2014. This was primarily due to the strong economy and rising real estate prices in Hawaii. Net charge-offs in our consumer lending portfolio were $12.0 million in 2015 compared to net charge-offs of $9.3 million in 2014. In particular, we experienced higher levels of charge-offs in our installment loans, credit card and small business lines of credit portfolios. While the consumer lending portfolio represented approximately 13% of our outstanding loan and lease balances as of December 31, 2015, charge-offs in this loan portfolio accounted for more than 90% of our total loans and leases charged-off in 2015 due to the credit risk profile inherent in this loan portfolio.

          Although we determine the amount of each component of the Allowance separately, the Allowance as a whole was considered appropriate by management as of March 31, 2016 and December 31, 2015 based on our ongoing analysis of estimated probable credit losses, credit risk profiles, economic conditions, coverage ratios and other relevant factors.

          As of March 31, 2016, the allocation of the Allowance to our commercial loans increased by $1.7 million or 3% from December 31, 2015. As of December 31, 2015, the allocation of the Allowance to our commercial loans increased by $3.2 million or 6% from December 31, 2014. These increases were primarily due to loan growth and collateral value trends in our commercial loan portfolio.

          As of March 31, 2016, the allocation of the Allowance to our residential real estate loans decreased by $0.5 million or 1% from December 31, 2015. While portfolio balances increased during the first three months of 2016, lower historical quantitative loss factors resulted in a decrease in the allocation of the allowance to this portfolio. As of December 31, 2015, the allocation of the Allowance to our residential real estate loans increased by $1.2 million or 3% from December 31, 2014. Despite lower levels of NPAs in this loan portfolio, the increase in the allocation of the Allowance to this portfolio was due to loan growth in the portfolio during 2015.

          As of March 31, 2016, the allocation of the Allowance to our consumer loan portfolio decreased by $0.5 million or 2% from December 31, 2015. While portfolio balances increased during the first three months of 2016, lower historical quantitative loss factors resulted in a decrease in the allocation of the allowance to this portfolio. As of December 31, 2015, the allocation of the Allowance to our consumer loan portfolio increased by $1.3 million or 5% from December 31, 2014. This was primarily due to loan growth and the higher risk profile associated with this loan portfolio.

          See "Note 5. Allowance for Loan and Lease Losses" contained in our audited combined financial statements and "Note 4. Allowance for Loan and Lease Losses" contained in our unaudited interim condensed combined financial statements for more information on the Allowance.

  Goodwill

          Goodwill was $995.5 million as of March 31, 2016, December 31, 2015 and 2014. Our goodwill originates from the acquisition of BancWest by BNPP in December of 2001. Goodwill generated in that acquisition was recorded on the balance sheet of First Hawaiian Bank as a result of push-down accounting treatment, and remains on our combined balance sheets. Goodwill is not amortized but is subject, at a minimum, to annual tests for impairment at a reporting unit level.

Determining the amount of goodwill impairment, if any, includes assessing the current implied fair value of the reporting unit as if it were being acquired in a business combination and comparing it to the carrying amount of the reporting unit's goodwill. There was no impairment in our goodwill for the three months ended March 31, 2016 and for the years ended December 31, 2015 and 2014. See "Note 1. Organization and Summary of Significant Accounting Policies" contained in our audited combined financial statements included elsewhere in this prospectus for more information on our goodwill impairment policy. Future events that could cause a significant decline in our expected future cash flows or a significant adverse change in our business or the business climate may necessitate taking charges in the future related to the impairment of our goodwill and other intangible assets.

  Other Assets

          Other assets were $267.5 million as of March 31, 2016, a decrease of $40.2 million or 13% from December 31, 2015. This decrease was primarily due to a $33.1 million decrease in current tax receivable, primarily the result of recording our current period tax provision as well as a $37.3 million decrease in net deferred tax assets. This was partially offset by a $23.9 million increase in prepaid medical premiums and a $16.1 million increase in accounts receivable related to our business cash management product.

          Other assets were $307.7 million as of December 31, 2015, an increase of $83.6 million or 37% from December 31, 2014. This increase was primarily due to a $50.4 million increase in income taxes receivable due to an overpayment of estimated taxes, a $15.4 million increase in deferred tax assets mainly due to the payoff of one leveraged lease, an $8.5 million increase in accounts receivable related to our business cash management product and a $6.8 million increase in the fair value of our interest rate swap agreements.

  Deposits

          Deposits are the primary funding source for First Hawaiian Bank and are acquired from a broad base of local markets, including both individual and corporate customers. We obtain funds from depositors by offering a range of deposit types, including demand, savings, money market and time.

          Table 23 presents the composition of our deposits as of March 31, 2016, December 31, 2015 and 2014:

Deposits			Table 23

	March 31,	December 31,

(dollars in thousands)	2016	2015	2014
Demand	$5,415,357	$5,331,829	$4,705,431
Savings	4,382,643	4,354,140	4,000,756
Money Market	2,280,653	2,565,955	2,365,775
Time	3,975,798	3,810,000	3,653,417

Total Deposits	$16,054,451	$16,061,924	$14,725,379

          Total deposits were $16.1 billion as of March 31, 2016, decreasing slightly from December 31, 2015, primarily due to a $285.3 million or 11% decrease in money market deposits with increases in all other deposit categories. The decrease in money market accounts was primarily due to commercial clients withdrawing balances to redeploy into other investments as customers continue to react favorably to the strong Hawaii economy. Total deposits were $16.1 billion as of December 31, 2015, an increase of $1.3 billion or 9% from December 31, 2014 with increases in all deposit categories. We have successfully executed a strategy to increase the concentration of lower cost deposits within the overall deposit mix by focusing on growth in demand, savings, and money market products with less emphasis on renewing maturing certificate of deposit accounts. In addition to efficiently funding balance sheet growth, the increased concentration in core deposit accounts (defined as all deposits excluding time deposits in excess of $250,000) generally deepens and extends the length of customer relationships.

  Securities Sold Under Agreements to Repurchase

          Securities sold under agreements to repurchase ("repurchase agreements"), which are reflected as short-term borrowings in the combined balance sheets, were $215.5 million as of March 31, 2016, a nominal decrease from December 31, 2015. Repurchase agreements were $216.2 million as of December 31, 2015, a decrease of $170.0 million or 44% from December 31, 2014. All of our repurchase agreements were either with the State of Hawaii or counties within the State of Hawaii. Balances in repurchase agreements fluctuate throughout the year based on the liquidity needs of our customers. See "Note 10. Short-Term Borrowings" contained in our audited combined financial statements included elsewhere in this prospectus and "Note 8. Short-Term Borrowings" contained in our unaudited interim condensed combined financial statements included elsewhere in this prospectus for more information on our short-term borrowings.

  Pension and Postretirement Plan Obligations

          We have a qualified noncontributory defined benefit pension plan, an unfunded supplemental executive retirement plan, a directors' retirement plan, a non-qualified pension plan for eligible directors and a postretirement benefit plan providing life insurance and healthcare benefits that we offer to our directors and employees, as applicable. The qualified noncontributory defined benefit pension plan, the unfunded supplemental executive retirement plan and the directors' retirement plan are all frozen plans. To calculate annual pension costs, we use the following key variables: (1) size of the employee population, length of service and estimated compensation increases; (2) actuarial assumptions and estimates; (3) expected long-term rate of return on plan assets; and (4) discount rate.

          The liability for pension and postretirement benefit plan obligations was $135.6 million as of March 31, 2016, an increase of $1.7 million or 1% from December 31, 2015. The liability for pension and postretirement plan benefit obligations was $133.9 million as of December 31, 2015, a decrease of $4.9 million or 3% from December 31, 2014. This decrease was primarily due to utilizing a higher discount rate assumption in 2015 to calculate our plan obligations.

          The discount rate is used to determine the present value of future benefit obligations and the net periodic benefit cost. The discount rate used to value the present value of future benefit obligations as of each year-end is the rate used to estimate the net periodic benefit cost for the following year. Table 24 presents a sensitivity analysis of a 50 basis point change in discount rates to the pension and postretirement benefit plan's net periodic benefit cost and benefit obligations:

Discount Rate Sensitivity Analysis					Table 24

	Impact of

	Discount Rate			Discount Rate
	50 Basis Point Increase			50 Basis Point Decrease

	Base			Base
	Discount	Pension	Other	Discount	Pension	Other
(dollars in thousands)	Rate	Benefits	Benefits	Rate	Benefits	Benefits
2015 Net Periodic Benefit Cost	4.15%	$(1,462)	$(19)	4.15%	$1,492	$170
Benefit Plan Obligations as of December 31, 2015	4.40%	(9,318)	(887)	4.40%	9,780	932
Estimated 2016 Net Periodic Benefit Cost	4.40%	(1,290)	15	4.40%	1,303	84

          See "Note 15. Benefit Plans" contained in our audited combined financial statements included elsewhere in this prospectus for more information on our pension and postretirement benefit plans.

  Foreign Activities

          Cross-border outstandings are defined as loans (including accrued interest), acceptances, interest-bearing deposits with other banks, other interest-bearing investments and any other monetary assets which are denominated in dollars or other non-local currency. As of March 31, 2016, December 31, 2015 and 2014, we did not have cross-border outstandings to any foreign country which exceeded 0.75% of our total assets.

Capital

          In July 2013, the federal bank regulators approved final rules (the "New Capital Rules"), implementing the Basel Committee on Banking Supervision's December 2010 final capital framework for strengthening international capital standards, known as Basel III, and various provisions of the Dodd-Frank Act. Subject to a phase-in period for various provisions, the New Capital Rules became effective for us and for our bank on January 1, 2015. The New Capital Rules require bank holding companies and their bank subsidiaries to maintain substantially more capital than previously required, with a greater emphasis on common equity. The New Capital Rules, among other things, (i) introduce a new capital measure called "Common Equity Tier 1" ("CET1"), (ii) specify that Tier 1 capital consists of CET1 and "Additional Tier 1 capital" instruments meeting specified requirements, (iii) define CET1 narrowly by requiring that most deductions/adjustments to regulatory capital measures be made to CET1 and not to the other components of capital and (iv) expand the scope of the deductions/adjustments to capital as compared to existing regulations. See "Supervision and Regulation — Regulatory Capital Requirements" for more information.

          The phase-in period became effective for the Company on January 1, 2015 when banks were required to maintain 4.5% CET1 to risk-weighted assets, 6.0% Tier 1 Capital to risk-weighted assets, and 8.0% of Total Capital to risk-weighted assets. On that date, the deductions from CET1 capital were limited to 40% of the final phased-in deductions. Implementation of the deductions and other adjustments to CET1 will be phased-in over a 5 year period which began on January 1, 2015. Implementation of the capital conservation buffer began on January 1, 2016 at 0.625% and will be phased-in over a 4 year period (increasing each subsequent January 1st by the same amount until it reaches 2.5% on January 1, 2019).

          As of March 31, 2016, our capital levels remained characterized as "well capitalized" under the New Capital Rules. Our regulatory capital ratios, calculated in accordance with the New Capital Rules, are presented in Table 25 below.1 There have been no conditions or events since March 31, 2016 that management believes have changed either the Company's or First Hawaiian Bank's capital classifications.

Regulatory Capital			Table 25

	March 31,	December 31,

(dollars in thousands)	2016	2015	2014
Net Investment in First Hawaiian Bank	$2,490,107	$2,788,200	$2,726,497
Less:Goodwill	995,492	995,492	995,492
Postretirement Benefit Liability Adjustments	—	—	4,562

Tier 1 Capital	1,494,615	1,792,708	1,726,443
Less:Tier 1 Minority Interest Not Included in Common Equity Tier 1 Capital	7	7	7(1)

Common Equity Tier 1 Capital	$1,494,608	$1,792,701	$1,726,436 (1)
Add:Allowable Reserve for Credit Losses	137,754	136,084	133,704
Net Unrealized Gains on Available-for-Sale Investment Securities	—	—	1,897
Tier 1 Minority Interest Included in Total Capital	7	7	7 (1)

Total Capital	$1,632,369	$1,928,792	$1,862,044

Risk-Weighted Assets	$11,908,497	$11,706,402	$10,694,623

Key Regulatory Capital Ratios(1)
Common Equity Tier 1 Capital Ratio	12.55%	15.31%	N/A
Tier 1 Capital Ratio	12.55%	15.31%	16.14%
Total Capital Ratio	13.71%	16.48%	17.41%
Tier 1 Leverage Ratio	8.18%	9.84%	10.16%

(1)
Beginning in 2015, regulatory capital ratios were reported using Basel III capital definitions, inclusive of transition provisions and Basel III risk-weighted assets. Our 2014 capital ratios are reported using Basel I capital definitions, in which the common equity 1 capital ratio was not required.

          Total stockholder's equity was $2.5 billion as of March 31, 2016, a decrease of $265.2 million or 10% from December 31, 2015. The change in stockholder's equity was primarily due to distributions of $363.6 million made in anticipation of the Reorganization Transactions. This was partially offset by earnings for the three months ended March 31, 2016 of $65.5 million.

          Total stockholder's equity was $2.7 billion as of December 31, 2015, an increase of $61.9 million or 2% from December 31, 2014. The change in stockholder's equity was due to earnings for the year ended December 31, 2015 of $213.8 million and contributions of $12.2 million, which were partially offset by distributions of $164.2 million.

Off-Balance Sheet Arrangements and Guarantees

  Off-Balance Sheet Arrangements

          We hold interests in several uncombined variable interest entities ("VIEs"). These uncombined VIEs are primarily low-income housing partnerships. Variable interests are defined as contractual ownership or other interests in an entity that change with fluctuations in an entity's net asset value. The primary beneficiary consolidates the VIE. Based on our analysis, we have determined that the Company is not the primary beneficiary of these entities. As a result, we do not consolidate these VIEs. See the discussion of our accounting policy related to VIEs in "Note 1. Organization and

Summary of Significant Accounting Policies" contained in our audited combined financial statements included elsewhere in this prospectus.

  Guarantees

          We sell residential mortgage loans in the secondary market primarily to Fannie Mae or Freddie Mac. The agreements under which we sell residential mortgage loans to Fannie Mae or Freddie Mac contain provisions that include various representations and warranties regarding the origination and characteristics of the residential mortgage loans. Although the specific representations and warranties vary among investors, insurance or guarantee agreements, they typically cover ownership of the loan, validity of the lien securing the loan, the absence of delinquent taxes or liens against the property securing the loan, compliance with loan criteria set forth in the applicable agreement, compliance with applicable federal, state, and local laws, and other matters. As of March 31, 2016 and December 31, 2015, the unpaid principal balance of our portfolio of residential mortgage loans sold was $3.1 billion and $3.2 billion, respectively. The agreements under which we sell residential mortgage loans require delivery of various documents to the investor or its document custodian. Although these loans are primarily sold on a non-recourse basis, we may be obligated to repurchase residential mortgage loans or reimburse investors for losses incurred if a loan review reveals that underwriting and documentation standards were potentially not met in the making of those loans. Upon receipt of a repurchase request, we work with investors to arrive at a mutually agreeable resolution. Repurchase demands are typically reviewed on an individual loan by loan basis to validate the claims made by the investor to determine if a contractually required repurchase event has occurred. We manage the risk associated with potential repurchases or other forms of settlement through our underwriting and quality assurance practices and by servicing mortgage loans to meet investor and secondary market standards. For the three months ended March 31, 2016, we repurchased one residential mortgage loan with an aggregate unpaid principal balance of $0.2 million as a result of representation and warranty provisions contained in these contracts. For the year ended December 31, 2015, we repurchased a total of six residential mortgage loans with an aggregate unpaid principal balance totaling $1.8 million as a result of representation and warranty provisions contained in these contracts. However, no losses were incurred related to these loan repurchases for the three months ended March 31, 2016 and for the year ended December 31, 2015. As of March 31, 2016, there were no pending loan repurchase requests related to representation and warranty provisions.

          In addition to servicing loans in our portfolio, substantially all of the loans we sell to investors are sold with servicing rights retained. We also service loans originated by other mortgage loan originators. As servicer, our primary duties are to: (1) collect payments due from borrowers; (2) advance certain delinquent payments of principal and interest; (3) maintain and administer any hazard, title, or primary mortgage insurance policies relating to the mortgage loans; (4) maintain any required escrow accounts for payment of taxes and insurance and administer escrow payments; and (5) foreclose on defaulted mortgage loans, or loan modifications or short sales. Each agreement under which we act as servicer generally specifies a standard of responsibility for actions taken by the Company in such capacity and provides protection against expenses and liabilities incurred by the Company when acting in compliance with the respective servicing agreements. However, if we commit a material breach of obligations as servicer, we may be subject to termination if the breach is not cured within a specified period following notice. The standards governing servicing and the possible remedies for violations of such standards vary by investor. These standards and remedies are determined by servicing guides issued by the investors as well as the contract provisions established between the investors and the Company. Remedies could include repurchase of an affected loan. For the three months ended March 31, 2016 and for the year ended December 31, 2015, we had no repurchase requests related to loan servicing activities, nor were there any pending repurchase requests as of March 31, 2016.

          Although to date repurchase requests related to representation and warranty provisions and servicing activities have been limited, it is possible that requests to repurchase mortgage loans may increase in frequency as investors more aggressively pursue all means of recovering losses on their purchased loans. However, as of December 31, 2015, management believes that this exposure is not material due to the historical level of repurchase requests and loss trends and thus has not established a liability for losses related to mortgage loan repurchases. As of December 31, 2015, 99% of our residential mortgage loans serviced for investors were current. We maintain ongoing communications with investors and continue to evaluate this exposure by monitoring the level and number of repurchase requests as well as the delinquency rates in loans sold to investors.

  Contractual Obligations

          Our contractual obligations as of December 31, 2015 were as follows:

Contractual Obligations				Table 26

	Less Than			After
(dollars in thousands)	One Year	1 - 3 Years	4 - 5 Years	5 Years	Total
Contractual Obligations
Time Deposits	$3,266,256	$281,889	$261,733	$122	$3,810,000
Securities Sold Under Agreements to Repurchase	212,951	3,200	—	—	216,151
Long-Term Debt	7	15	17	9	48
Non-Cancelable Operating Leases	6,232	9,318	8,178	39,841	63,569
Postretirement Benefit Contributions	1,143	2,543	2,787	8,040	14,513
Purchase Obligations	24,341	20,804	3,348	8,403	56,896

Total Contractual Obligations	$3,510,930	$317,769	$276,063	$56,415	$4,161,177

          Our contractual obligations have not changed materially since December 31, 2015.

          Commitments to extend credit, standby letters of credit and commercial letters of credit do not necessarily represent future cash requirements in that these commitments often expire without being drawn upon; therefore, these items are not included in the table above (see "Note 18. Commitments and Contingent Liabilities" contained in our audited combined financial statements included elsewhere in this prospectus and "Note 13. Commitments and Contingent Liabilities" contained in our unaudited interim condensed combined financial statements included elsewhere in this prospectus for more information). Purchase obligations arise from agreements to purchase goods or services that are enforceable and legally binding. Other contracts included in purchase obligations primarily consist of service agreements for various systems and applications supporting bank operations. Postretirement benefit contributions represent the minimum expected contribution to the postretirement benefit plan. Actual contributions may differ from these estimates.

          Our liability for unrecognized tax benefits ("UTBs") as of December 31, 2015 was $8.8 million. We are unable to reasonably estimate the period of cash settlement with the respective taxing authority. As a result, our liability for UTBs is not disclosed in the table above.

          See the discussion of credit, lease and other contractual commitments in "Note 4. Loans and Leases" contained in our audited combined financial statements and "Note 3. Loans and Leases" contained in our unaudited interim condensed combined financial statements and "Note 18. Commitments and Contingent Liabilities" contained in our audited combined financial statements and "Note 13. Commitments and Contingent Liabilities" contained in our unaudited interim condensed combined financial statements included elsewhere in this prospectus.

Critical Accounting Policies

          Our combined financial statements were prepared in accordance with GAAP and follow general practices within the industries in which we operate. The most significant accounting policies we follow are presented in "Note 1. Organization and Summary of Significant Accounting Policies" contained in our audited combined financial statements included elsewhere in this prospectus. Application of these principles requires us to make estimates, assumptions and judgments that affect the amounts reported in the combined financial statements and accompanying notes. Most accounting policies are not considered by management to be critical accounting policies. Several factors are considered in determining whether or not a policy is critical in the preparation of the combined financial statements. These factors include among other things, whether the policy requires management to make difficult, subjective and complex judgments about matters that are inherently uncertain and because it is likely that materially different amounts would be reported under different conditions or using different assumptions. The accounting policies which we believe to be most critical in preparing our combined financial statements are those that are related to the determination of the Allowance, fair value estimates, pension and postretirement benefit obligations and income taxes.

  Allowance for Loan and Lease Losses

          We perform periodic and systematic detailed reviews of our loan and lease portfolio to assess overall collectability.

          The Allowance provides for probable and estimable losses inherent in the loan and lease portfolio. The Allowance is increased or decreased through the provisioning process. There is no exact method of predicting specific losses or amounts that ultimately may be charged-off on particular categories of the loan and lease portfolio.

          Management's evaluation of the adequacy of the Allowance is often the most critical of accounting estimates for a financial institution. Our determination of the amount of the Allowance is a critical accounting estimate as it requires significant reliance on the accuracy of credit risk ratings on individual borrowers, the use of estimates and significant judgment as to the amount and timing of expected future cash flows on impaired loans, significant reliance on estimated loss rates on homogenous portfolios and consideration of our quantitative and qualitative evaluation of economic factors and trends. While our methodology in establishing the Allowance attributes portions of the Allowance to the commercial, residential real estate and consumer portfolios, the entire Allowance is available to absorb credit losses inherent in the total loan and lease portfolio.

          The Allowance related to our commercial portfolio is generally most sensitive to the accuracy of credit risk ratings assigned to each borrower. Commercial loan risk ratings are evaluated based on each situation by experienced senior credit officers and are subject to periodic review by an independent internal team of credit specialists. The Allowance related to our residential real estate portfolio is most sensitive to the accuracy of delinquency data. Further refinement of the Allowance related to the residential real estate portfolio requires management to evaluate the borrower's financial condition and collateral values, among other factors. The Allowance related to our consumer portfolio is generally most sensitive to economic assumptions and delinquency trends.

          The Allowance attributable to each portfolio also includes an unallocated amount for imprecision in the estimation process. Furthermore, the estimate of the Allowance may change due to modifications in the mix and level of loan and lease balances outstanding and general economic conditions as evidenced by changes in interest rates, unemployment rates, bankruptcy filings and real estate values. While no one factor is dominant, each has the ability to result in actual loan losses which differ from originally estimated amounts.

          See "Note 5. Allowance for Loan and Lease Losses" contained in our audited combined financial statements and "Note 4. Allowance for Loan and Lease Losses" contained in our unaudited interim condensed combined financial statements included elsewhere in this prospectus and "— Analysis of Financial Condition — Allowance for Loan and Lease Losses" for more information on the Allowance.

  Fair Value Measurements

          Fair value is the price that would be received to sell an asset or paid to transfer a liability in the principal or most advantageous market for an asset or liability in an orderly transaction between market participants at the measurement date. The degree of management judgment involved in determining the fair value of a financial instrument is dependent upon the availability of quoted market prices or observable market inputs. For financial instruments that are traded actively and have quoted market prices or observable market inputs, there is minimal subjectivity involved in measuring fair value. However, when quoted market prices or observable market inputs are not fully available, significant management judgment may be necessary to estimate fair value. In developing our fair value measurements, we maximize the use of observable inputs and minimize the use of unobservable inputs.

          The fair value hierarchy defines Level 1 valuations as those based on quoted prices, unadjusted, for identical instruments traded in active markets. Level 2 valuations are those based on quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active or model-based valuation techniques for which all significant assumptions are observable in the market. Level 3 valuations are based on model-based techniques that use at least one significant assumption not observable in the market, or significant management judgment or estimation, some of which may be internally developed.

          Financial assets that are recorded at fair value on a recurring basis include available-for-sale investment securities, money market mutual funds and derivative financial instruments. As of March 31, 2016, $3.9 billion or 20% of our total assets and as of December 31, 2015, $4.0 billion or 21% of our total assets consisted of financial assets recorded at fair value on a recurring basis and most of these financial assets consisted of available-for-sale investment securities measured using information from a third-party pricing service. These investments in debt securities and asset-backed securities were all classified in Level 2 of the fair value hierarchy. Financial liabilities that were recorded at fair value on a recurring basis were comprised of derivative financial instruments. As of March 31, 2016, $44.3 million or less than 1% of our total liabilities, consisted of financial liabilities recorded at fair value on a recurring basis. As of March 31, 2016, $35.5 million was classified in Level 2 of the fair value hierarchy and $8.8 million was classified in Level 3 of the fair value hierarchy. The liability which was classified in Level 3 of the fair value hierarchy was related to the sale of our Visa Class B restricted shares during the three months ended March 31, 2016. We recorded a derivative liability which requires payment to the buyer of the Visa Class B restricted shares in the event Visa further reduces the conversion ratio to its publicly traded Visa Class A shares. As of December 31, 2015, there were no Level 3 financial assets or liabilities recorded at fair value on a recurring basis.

          Our third-party pricing service makes no representations or warranties that the pricing data provided to us is complete or free from errors, omissions or defects. As a result, we have processes in place to monitor and periodically review the information provided to us by our third-party pricing service:

  (1)
  Our third-party pricing service provides us with documentation by asset class of inputs and methodologies used to value securities. We review this documentation to evaluate the inputs and valuation methodologies used to place securities into the appropriate level of the fair value hierarchy. This documentation is periodically updated by our third-party pricing service. Accordingly, transfers of securities within the fair value hierarchy are made if deemed necessary.

  (2)
  On a monthly basis, management reviews the pricing information received from our third-party pricing service. This review process includes a comparison to non-binding third-party broker quotes, as well as a review of market-related conditions impacting the information provided by our third-party pricing service. We also identify investment securities which may have traded in illiquid or inactive markets by identifying instances of a significant decrease in the volume or frequency of trades relative to historic levels, as well as instances of a significant widening of the bid-ask spread in the brokered markets. As of December 31, 2015 and 2014, management did not make adjustments to prices provided by our third-party pricing service as a result of illiquid or inactive markets.

  (3)
  On an annual basis, to the extent available, we obtain and review independent auditor's reports from our third-party pricing service related to controls placed in operation and tests of operating effectiveness. We did not note any significant control deficiencies in our review of the independent auditors' reports related to services rendered by our third-party pricing service.

  (4)
  Our third-party pricing service has also established processes for us to submit inquiries regarding quoted prices. Periodically, we will challenge the quoted prices provided by our third-party pricing service. Our third-party pricing service will review the inputs to the evaluation in light of the new market data presented by us. Our third-party pricing service may then affirm the original quoted price or may update the evaluation on a going forward basis.

          Based on the composition of our investment securities portfolio, we believe that we have developed appropriate internal controls and performed appropriate due diligence procedures to prevent or detect material misstatements by our third-party pricing service. See "Note 19. Fair Value" contained in our audited combined financial statements and "Note 14. Fair Value" contained in our unaudited interim condensed combined financial statements included elsewhere in this prospectus for more information on our use of fair value estimates.

  Pension and Postretirement Benefit Obligations

          We use the following key variables to calculate annual pension costs: (1) size of the employee population and estimated compensation increases; (2) actuarial assumptions and estimates; (3) expected long-term rate of return on plan assets; and (4) discount rate. Pension cost is directly affected by the number of employees eligible for pension benefits and their estimated compensation increases. To calculate estimated compensation increases, management reviews our salary increases each year and compares this data with industry information. For all pension and postretirement plan calculations, we use a December 31st measurement date.

          We use a building block method to estimate the expected return on plan assets each year based on the balance of the pension asset portfolio at the beginning of the year and the expected long-term rate of return on that portfolio. This method evaluates the percentage of total plan assets and their expected rate of return, the expected total rate of return and management of the portfolio. Under this approach, forward-looking expected returns are determined for each invested asset class. Forward-looking capital market assumptions are typically developed by using historical returns as a starting point and applying a combination of macroeconomics, econometrics, statistical, and other technical analysis, such as spread differentials, to forecast expected future returns.

          In estimating the projected benefit obligation, an independent actuary bases assumptions on factors such as mortality rate, turnover rate, retirement rate, disability rate and other assumptions related to the population of individuals in the pension plan. If significant actuarial gains or losses occur, the actuary reviews the demographic and economic assumptions with management, at which time we consider revising these assumptions based on actual circumstances.

          Our determination of the pension and postretirement benefit obligations and net periodic benefit cost is a critical accounting estimate as it requires the use of estimates and judgment related to the amount and timing of expected future cash out-flows for benefit payments and cash in-flows for maturities and return on plan assets. Changes in estimates and assumptions related to mortality rates and future health care costs could also have a material impact to our financial condition or results of operations. The discount rate assumption is used to determine the present value of future benefit obligations and the net periodic benefit cost. The discount rate assumption used to value the present value of future benefit obligations as of each year-end is the rate used to determine the net periodic benefit cost for the following year.

          See "Note 15. Benefit Plans" contained in our audited combined financial statements included elsewhere in this prospectus for more information on pension and postretirement benefit obligations.

  Income Taxes

          In estimating income taxes payable or receivable, we assess the relative merits and risks of the appropriate tax treatment considering statutory, judicial and regulatory guidance in the context of each tax position. Accordingly, previously estimated liabilities are regularly reevaluated and adjusted through the provision for income taxes. Changes in the estimate of income taxes payable or receivable occur periodically due to changes in tax rates, interpretations of tax law, the status of examinations being conducted by various taxing authorities, and newly enacted statutory, judicial and regulatory guidance that impact the relative merits and risks of each tax position. These changes, when they occur, may affect the provision for income taxes as well as current and deferred income taxes, and may be significant to our statements of income and condition.

          Management's determination of the realization of net deferred tax assets is based upon management's judgment of various future events and uncertainties, including the timing and amount of future income, as well as the implementation of various tax planning strategies to maximize realization of the deferred tax assets. A valuation allowance is provided when it is more likely than not that some portion of the deferred tax asset will not be realized.

          We are also required to record a liability, referred to as a UTB, for the entire amount of a tax benefit taken in a prior or future income tax return when we determine that a tax position has a less than 50% likelihood of being accepted by the taxing authority. As of March 31, 2016, December 31, 2015 and 2014, our liabilities for UTBs were $8.7 million, $8.8 million and $8.7 million, respectively. See "Note 16. Income Taxes" contained in our audited combined financial statements and "Note 11. Income Taxes" contained in our unaudited interim condensed combined financial statements included elsewhere in this prospectus for more information on income taxes.

Future Application of Accounting Pronouncements

          For a discussion of the expected impact of accounting pronouncements recently issued but not adopted by us as of March 31, 2016, see "Note 1. Basis of Presentation" contained in our audited combined financial statements included elsewhere in this prospectus.

Risk Governance and Quantitative and Qualitative Disclosures About Market Risk

          Managing risk is an essential part of successfully operating our business. Management believes that the most prominent risk exposures for the Company are credit risk, market risk, liquidity risk management, capital management and operational risk. See " — Analysis of Financial Condition — Liquidity" and " — Capital" for discussions of liquidity risk management and capital management, respectively. See "Business — Risk Oversight and Management" for a discussion of our risk governance structure.

  Credit Risk

          Credit risk is the risk that borrowers or counterparties will be unable or unwilling to repay their obligations in accordance with the underlying contractual terms. We manage and control credit risk in the loan and lease portfolio by adhering to well-defined underwriting criteria and account administration standards established by management. Written credit policies document underwriting standards, approval levels, exposure limits and other limits or standards deemed necessary and prudent. Portfolio diversification at the obligor, industry, product, and/or geographic location levels is actively managed to mitigate concentration risk. In addition, credit risk management also includes an independent credit review process that assesses compliance with commercial, real estate and consumer credit policies, risk ratings and other critical credit information. In addition to implementing risk management practices that are based upon established and sound lending practices, we adhere to sound credit principles. We understand and evaluate our customers' borrowing needs and capacity to repay, in conjunction with their character and history. See "Business — Risk Oversight and Management — Credit Risk Management" for further information about our credit risk management function.

          Management has identified three categories of loans that we use to develop our systematic methodology to determine the Allowance: commercial, residential real estate and consumer.

          Commercial lending is further categorized into four distinct classes based on characteristics relating to the borrower, transaction and collateral. These classes are: commercial and industrial, commercial real estate, construction and lease financing. Commercial and industrial loans are primarily for the purpose of financing equipment acquisition, expansion, working capital and other general business purposes by medium to larger Hawaii-based corporations, as well as U.S. mainland and international companies. Commercial and industrial loans are typically secured by non-real estate assets whereby the collateral is trading assets, enterprise value or inventory. As with many of our customers, our commercial and industrial loan customers are heavily dependent on tourism, government expenditures and real estate values. Commercial real estate loans are secured by real estate, including but not limited to structures and facilities to support activities designated as retail, health care, general office space, warehouse and industrial space. Our bank's underwriting policy generally requires that net cash flows from the property be sufficient to service the debt while still maintaining an appropriate amount of reserves. Commercial real estate loans in Hawaii are characterized by having a limited supply of real estate at commercially attractive locations, long delivery time frames for development and high interest rate sensitivity. Our construction lending portfolio consists primarily of land loans, single family and condominium development loans. Financing of construction loans is subject to a high degree of credit risk given the long delivery time frames for such projects. Construction lending activities are underwritten on a project financing basis whereby the cash flows or lease rents from the underlying real estate collateral or the sale of the finished inventory is the primary source of repayment. Market feasibility analysis is typically performed by assessing market comparables, market conditions and demand in the specific lending area and general community. We require presales of finished inventory prior to loan funding. However, because this analysis is typically performed on a forward-looking basis, real estate construction projects typically present a higher risk profile in our lending activities. Lease financing activities include commercial single investor leases and leveraged leases used to purchase items ranging from computer equipment to transportation equipment. Underwriting of new leasing arrangements typically includes analyzing customer cash flows, evaluating secondary sources of repayment such as the value of the leased asset, the guarantors' net cash flows as well as other credit enhancements provided by the lessee.

          Residential real estate is not further categorized into classes, but consists of loans secured by 1-4 family residential properties and home equity lines of credit and loans. Our bank's underwriting standards typically require LTV ratios of not more than 80%, although higher levels are permitted with accompanying mortgage insurance. First mortgage loans secured by residential properties generally carry a moderate level of credit risk, with an average loan size of approximately $280,000. The majority of our residential mortgage loan originations are sold in the secondary market. Changes in interest rates, the economic environment and other market factors have impacted, and will likely continue to impact, the marketability and value of collateral and the financial condition of our borrowers which impacts the level of credit risk inherent in this portfolio, although we remain a supply constrained housing environment in Hawaii. Geographic concentrations exist for this portfolio as nearly all residential mortgage loans and home equity lines of credit and loans outstanding are for residences located in Hawaii, Guam or Saipan. These island locales are susceptible to a wide array of potential natural disasters including, but not limited to, hurricanes, floods, tsunamis and earthquakes. We offer fixed and variable rate home equity loans, with variable rate loans underwritten at fully-indexed interest rates. Our procedures for underwriting home equity loans include an assessment of an applicant's overall financial capacity and repayment ability. Decisions are primarily based on repayment ability via debt to income ratios, LTV ratios and credit scores.

          Consumer lending is further categorized into the following classes of loans: credit cards, automobile loans and other consumer-related installment loans. Consumer loans are either unsecured or secured by the borrower's personal assets. The average loan size is generally small and risk is diversified among many borrowers. We offer a family of credit cards for business and personal use. In general, our customers are attracted to our credit card offerings on the basis of price, credit limit, reward programs and other product features. Credit card underwriting decisions are generally based on repayment ability of our borrower via debt to income ratios, credit bureau information, including payment history, debt burden and credit scores, such as FICO, and analysis of financial capacity. Automobile lending activities include loans and leases secured by new or used automobiles. We originate the majority of our automobile loans and leases on an indirect basis through selected dealerships. Our procedures for underwriting automobile loans include an assessment of an applicant's overall financial capacity and repayment ability, credit history and the ability to meet existing obligations and payments on the proposed loan or lease. Although an applicant's creditworthiness is the primary consideration, the underwriting process also includes a comparison of the value of the collateral security to the proposed loan amount. We require borrowers to maintain full coverage automobile insurance on automobile loans and leases, with First Hawaiian Bank listed as either the loss payee or additional insured. Installment loans consist of open and closed end facilities for personal and household purchases. We seek to maintain reasonable levels of risk in installment lending by following prudent underwriting guidelines which include an evaluation of personal credit history and cash flow.

          In addition to geographic concentration risk, we also monitor our exposure to industry risk. While First Hawaiian Bank and our customers could be adversely impacted by events affecting the tourism industry, we also monitor our other industry exposures, including but not limited to our exposures in the oil, gas and energy industries. As of March 31, 2016, we did not have any material exposures to customers in the oil, gas and energy industries.

  Market Risk

          Market risk is the potential of loss arising from changes in interest rates, foreign exchange rates, equity prices and commodity prices, including the correlation among these factors and their volatility. When the value of an instrument is tied to such external factors, the holder faces market risk. We are exposed to market risk primarily from interest rate risk, which is defined as the risk of loss of net interest income or net interest margin because of changes in interest rates.

          The potential cash flows, sales or replacement value of many of our assets and liabilities, especially those that earn or pay interest, are sensitive to changes in the general level of interest rates. In the banking industry, changes in interest rates can significantly impact earnings and the safety and soundness of an entity.

          Interest rate risk arises primarily from our core business activities of extending loans and accepting deposits. This occurs when our interest-earning loans and interest-bearing deposits mature or re-price at different times, on a different basis or in unequal amounts. Interest rates may also affect loan demand, credit losses, mortgage origination volume, pre-payment speeds and other items affecting earnings.

          Many factors affect our exposure to changes in interest rates, such as general economic and financial conditions, customer preferences, historical pricing relationships and repricing characteristics of financial instruments. Our earnings are affected not only by general economic conditions, but also by the monetary and fiscal policies of the United States and its agencies, particularly the Federal Reserve. The monetary policies of the Federal Reserve can influence the overall growth of loans, investment securities and deposits and the level of interest rates earned on assets and paid for liabilities.

Market Risk Measurement

          We primarily use net interest income simulation analysis to measure and analyze interest rate risk. We run various hypothetical interest rate scenarios at least monthly and compare these results against a measured base case scenario. Our net interest income simulation analysis incorporates various assumptions, which we believe are reasonable but which may have a significant impact on results. These assumptions include: (1) the timing of changes in interest rates, (2) shifts or rotations in the yield curve, (3) re-pricing characteristics for market-rate-sensitive instruments on and off balance sheet, (4) differing sensitivities of financial instruments due to differing underlying rate indices, (5) varying loan prepayment speeds for different interest rate scenarios and (6) overall increase or decrease in the size of the balance sheet and product mix of assets and liabilities. Because of limitations inherent in any approach used to measure interest rate risk, simulation results are not intended as a forecast of the actual effect of a change in market interest rates on our results but rather as a means to better plan and execute appropriate asset-liability management strategies and manage our interest rate risk.

          Table 27 presents, for the twelve months subsequent to March 31, 2016, December 31, 2015 and 2014, an estimate of the change in net interest income that would result from an immediate change in market interest rates, moving in a parallel fashion over the entire yield curve, relative to the measured base case scenario. The base case scenario assumes that the balance sheet and interest rates are generally unchanged.

Net Interest Income Sensitivity Profile					Table 27

	Impact on Future Annual Net Interest Income

(dollars in thousands)	March 31, 2016		December 31, 2015		December 31, 2014
Immediate Change in Interest Rates (basis points)
+200	$62,600	12.8%	$41,800	8.7%	$22,700	4.9%
+100	33,100	6.8	28,900	6.0	16,500	3.6
–100	(34,500)	(7.1)	(32,400)	(6.7)	(24,500)	(5.3)

          The table above shows the effects of a simulation which estimates the effect of an immediate and sustained parallel shift in the yield curve of –100, +100 and +200 basis points in market interest rates over a twelve month period on our net interest income. One declining interest rate scenario and two rising interest rate scenarios were selected as shown in the table and net interest income was calculated and compared to the base case scenario, as described above.

          As of March 31, 2016, under the above scenarios, an immediate increase in interest rates of 100 basis points was expected to increase net interest income from the base case scenario by approximately $33.1 million or 6.8%, and an immediate increase in interest rates of 200 basis points was expected to increase net interest income by approximately $62.6 million or 12.8% from the base case scenario. Under a 100 basis point decrease in interest rates, our simulation analysis estimated that net interest income would decrease by approximately $34.5 million or 7.1% from the base case scenario.

          The change in net interest income from the base case scenario as of March 31, 2016 for the three scenarios shown above was higher than similar projections made as of December 31, 2015, primarily due to management's strategic initiative to deploy excess liquidity into higher yielding investment securities in 2016. Utilizing a higher base case scenario results in higher sensitivities for all scenarios presented above with improving income projections in a rising interest rate environment. The change in net interest income from the base case scenario as of December 31, 2015 for the three scenarios shown above was higher than similar projections made as of December 31, 2014, primarily due to larger cash balances held at the Federal Reserve Bank of San Francisco which will allow us to extend loans and purchase investment securities at higher yields. This change resulted in a more asset-sensitive balance sheet and improving income projections in a rising interest rate environment. We monitor our deposit activities, both for interest rate risk and liquidity planning purposes, to analyze the large deposit inflows since 2009 that could runoff under rising interest rate conditions. Offsetting the potential runoff of deposit balances in a hypothetical rising interest rate environment is the use of our excess liquidity held with the Federal Reserve Bank of San Francisco.

          We also have longer-term interest rate risk exposures which may not be appropriately measured by net interest income simulation analysis. We use market value of equity ("MVE") sensitivity analysis to study the impact of long-term cash flows on earnings and capital. MVE involves discounting present values of all cash flows of on balance sheet and off balance sheet items under different interest rate scenarios. The discounted present value of all cash flows represents our MVE. MVE analysis requires modifying the expected cash flows in each interest rate scenario, which will impact the discounted present value. The amount of base-case measurement and its sensitivity to shifts in the yield curve allows management to measure longer-term repricing option risk in the balance sheet.

          We also analyze the historical sensitivity of our interest-bearing transaction accounts to determine the portion that it classifies as interest rate sensitive versus the portion classified over one year. This analysis divides interest bearing assets and liabilities into maturity categories and measures the "GAP" between maturing assets and liabilities in each category.

Limitations of Market Risk Measures

          The results of our simulation analyses are hypothetical, and a variety of factors might cause actual results to differ substantially from what is depicted. For example, if the timing and magnitude of interest rate changes differ from those projected, our net interest income might vary significantly. Non-parallel yield curve shifts such as a flattening or steepening of the yield curve or changes in interest rate spreads would also cause our net interest income to be different from that depicted. An increasing interest rate environment could reduce projected net interest income if deposits and other short-term liabilities re-price faster than expected or faster than our assets re-price. Actual results could differ from those projected if we grow assets and liabilities faster or slower than estimated, if we experience a net outflow of deposits or if our mix of assets and liabilities otherwise changes. For example, while we maintain relatively large cash balances with the Federal Reserve Bank of San Francisco, a faster than expected withdrawal of deposits out of the bank may cause us to seek higher cost sources of funding. Actual results could also differ from those projected if we experience substantially different prepayment speeds in our loan portfolio than those assumed in the simulation analyses. Finally, these simulation results do not contemplate all the actions that we may undertake in response to potential or actual changes in interest rates, such as changes to our loan, investment, deposit, funding or hedging strategies.

Market Risk Governance

          We seek to achieve consistent growth in net interest income and capital while managing volatility arising from changes in market interest rates. The objective of our interest rate risk management process is to increase net interest income while operating within acceptable limits established for interest rate risk and maintaining adequate levels of funding and liquidity.

          To manage the impact on net interest income, we manage our exposure to changes in interest rates through our asset and liability management activities within guidelines established by our Asset Liability Management Committee (our "ALCO") and approved by our board of directors. The ALCO has the responsibility for approving and ensuring compliance with the ALCO management policies, including interest rate risk exposures. The objective of our interest rate risk management process is to maximize net interest income while operating within acceptable limits established for interest rate risk and maintaining adequate levels of funding and liquidity.

          Through review and oversight by the ALCO, we attempt to engage in strategies that neutralize interest rate risk as much as possible. Our use of derivative financial instruments, as detailed in "Note 17. Derivative Financial Instruments" contained in our audited combined financial statements included elsewhere in this prospectus and "Note 12. Derivative Financial Instruments" contained in our unaudited interim condensed combined financial statements included elsewhere in this prospectus, has generally been limited. This is due to natural on-balance sheet hedges arising out of offsetting interest rate exposures from loans and investment securities with deposits and other interest-bearing liabilities. In particular, the investment securities portfolio is utilized to manage the interest rate exposure and sensitivity to within the guidelines and limits established by the ALCO. We utilize natural and offsetting economic hedges in an effort to reduce the need to employ off-balance sheet derivative financial instruments to hedge interest rate risk exposures. Expected movements in interest rates are also considered in managing interest rate risk. Thus, as interest rates change, we may use different techniques to manage interest rate risk.

          Management uses the results of its various simulation analyses to formulate strategies to achieve a desired risk profile within the parameters of our capital and liquidity guidelines.

BUSINESS

Company Overview

          We are a bank holding company incorporated in the state of Delaware and headquartered in Honolulu, Hawaii. As of March 31, 2016, we had $19.1 billion of assets, $11.0 billion of gross loans, $16.1 billion of deposits and $2.5 billion of stockholder's equity, and we generated $65.5 million of net income for the three months ended March 31, 2016 and $213.8 million of net income for the year ended December 31, 2015.

          Our wholly-owned bank subsidiary, First Hawaiian Bank, was founded in 1858 under the name Bishop & Company and was the first successful banking partnership in the Kingdom of Hawaii and the second oldest bank formed west of the Mississippi River. Today, First Hawaiian Bank is the largest full service bank headquartered in Hawaii as measured by assets, loans, deposits and net income.

          We have a highly diversified and balanced loan portfolio that has exhibited steady organic loan growth through various economic cycles. Gross loans have grown at a 6.1% compound annual growth rate since December 31, 2005, and loan balances have increased every year since 2005 despite the Great Recession and strong competition. We believe the strength and credit quality of our loan portfolio reflects our conservative credit-driven underwriting approach. We also have the leading deposit market share position across our branch footprint. As of June 30, 2015, we had a 36.5% deposit market share in Hawaii, a 34.9% deposit market share in Guam and a 38.4% deposit market share in Saipan according to the FDIC.

          Hawaii has been, and will continue to be, our primary market. As of March 31, 2016, 83% of our deposits and 70% of our loans were based in Hawaii and, for the twelve months ended March 31, 2016, 72% of our originated loan commitments were in Hawaii. Hawaii is an attractive market that we believe will continue to provide steady organic growth opportunities. We pride ourselves on our deep rooted and extensive relationships within the Hawaii community. We believe these community ties coupled with the strength of our brand and market share provide an excellent long-term opportunity to continue to deliver steady growth, stable operating efficiency and consistently strong performance. Additionally, our bank has been recognized as one of Hawaii's best places to work for five consecutive years (2012 - 2016) and as Hawaii's most charitable company in 2015 according to Hawaii Business Magazine.

          Through First Hawaiian Bank, we operate a network of 62 branches in Hawaii (57 branches), Guam (3 branches) and Saipan (2 branches). We provide a diversified range of banking services to consumer and commercial customers, including deposit products, lending services and wealth management and trust services. Through our distribution channels, we offer a variety of deposit products to our customers, including checking and savings accounts and other types of deposit accounts. We offer comprehensive commercial banking services to middle market and large Hawaii-based businesses with over $10 million of revenue, strong balance sheets and high quality collateral. We provide commercial and industrial lending, including auto dealer flooring, commercial real estate and construction lending. Our commercial lending teams and relationship managers are highly experienced and maintain relationships across a diversified range of industries including retail trade, real estate, manufacturing, information services and transportation. We offer comprehensive consumer lending services focused on mortgage lending, indirect auto financing and other consumer loans, to individuals and small businesses through our branch, online and mobile distribution channels. Our wealth management business provides an array of trust services, private banking and investment management services. We also offer consumer and commercial credit cards and merchant processing.

          We seek to develop comprehensive, long-term banking relationships by offering a diverse array of products and services, cross-selling those products and services and delivering high quality customer service. Our service culture and emphasis on repeat positive customer experiences are integral to our banking strategy and exemplified by our longstanding customer relationships.

Our Markets

          We operate 62 branches and 311 ATMs in Hawaii, Guam and Saipan. Our primary market is Hawaii where our bank holds 36.5% of Hawaii deposits as of June 30, 2015 and has been the largest bank in Hawaii based on deposit market share for more than ten years.

(1)
Data as of March 31, 2016.

(2)
Hawaii markets defined by county. Source: FDIC. All deposit and branch data as of June 30, 2015.

(3)
Excludes $0.1 billion in uninsured deposits.

          Hawaii has proven to be a strong economy and boasts steady population growth and the fifth lowest U.S. state unemployment rate as of April 2016 according to the Bureau of Labor Statistics. The local economy is driven by a healthy and growing tourism industry, favorable consumption and spending dynamics, sizeable U.S. military population and investment, a robust and growing real estate market, steady population growth and positive labor market conditions.

          Healthy and Growing Tourism Industry.    Tourism is one of the key economic drivers in Hawaii with 8.6 million visitors accounting for $15.3 billion of Hawaii's gross domestic product ("GDP") in 2015 according to the Hawaii State Department of Business, Economic Development & Tourism. The tourism industry is expected to continue to prosper in the near-term with total visitors expected to increase by 5.8% from 2015 to 2018 and total visitor expenditures expected to increase by 10.9% over the same period according to Hawaii's Department of Business, Economic

Development and Tourism. During 2015, 62% of visitors were from the United States, 18% from Japan and 20% from other countries as reported by the Hawaii Tourism Authority.

  Source: U.S. Bureau of Economic Analysis and the Hawaii Department of Business, Economic Development and Tourism and Hawaii Tourism Authority.

(1)
Based on $15.3 billion of 2015 visitor spending according to the Hawaii Tourism Authority.

          Favorable Consumption and Spending Dynamics.    Hawaii production and consumption continues to be in line with the broader United States. From 2004 to 2015, Hawaii and U.S. real GDP both grew by 1.4% annually per the Bureau of Economic Analysis. Furthermore, as Hawaii's largest processor of debit and credit card transactions, First Hawaiian Bank has a firsthand view of local spending dynamics. According to First Hawaiian Bank's Business Activity Report, same-store card-only sales at Hawaii merchants have increased 7.0% year-over-year as of December 31, 2015. Activity for the quarter ended March 31, 2016 marks the 25th consecutive quarterly increase since 2010. Additionally, residents in Hawaii continue to prosper with the median household earning $69,592 versus $53,657 for the broader United States in 2014 per the U.S. Census Bureau.

          Sizeable U.S. Military Presence and Investment.    The U.S. military's longstanding commitment to Hawaii is an important contributor to the state's overall economic growth and stability. According to the Defense Manpower Data Center, Hawaii's population of military service members and dependents currently exceeds 100,000, representing a source for continued consumer spending. Annual defense spending on personnel and procurement provides an important economic stimulus to Hawaii. For the federal government's fiscal year ended September 30, 2014, defense spending in Hawaii totaled $7.6 billion, ranking the State of Hawaii second in the United States for military spending as a percentage of state GDP according to the U.S. Department of Defense.

          Robust and Growing Real Estate Market.    Construction and real estate development have long been hallmarks of Hawaii's growing economy, representing 26% of Hawaii's 2015 state GDP per the U.S. Bureau of Economic Analysis. Residential real estate values on Hawaii have appreciated by 31.2% for the five years ended December 31, 2015 based on data from the Federal Housing Finance Agency, and annual private housing building permits have increased at a 9.5% compound annual growth rate from 2010 to 2015 according the U.S. Census Bureau. Various land use restrictions at the federal, state and county levels have contributed to stable real estate values.

          Steady Population Growth.    Hawaii has experienced steady population growth since 2010 with a growth rate of 5.2% versus 4.1% in the United States as a whole according to the U.S.

Census Bureau. As a result of Hawaii's strong economy and the attraction of the island lifestyle, Hawaii's population is expected to grow by 4.8% from 2016 to 2021, compared to 3.7% for the United States according to the 2016.1 Nielsen Demographic Update.

          Positive Labor Market Conditions.    Hawaii's unemployment rate decreased from 6.8% in December 2010 to 3.2% in April 2016, while the broader United States unemployment rate decreased from 9.3% in December 2010 to 5.0% in April 2016 according to the U.S. Bureau of Labor Statistics. Additionally, Hawaii had the fifth lowest state unemployment rate for the United States as of April 2016 according to the Bureau of Labor Statistics. As evidenced by the chart below, Hawaii has maintained unemployment rates well below the rates of the broader United States through a range of economic environments.

  Source: U.S. Bureau of Labor Statistics as of May 20, 2016.

          Hawaii has been, and will continue to be, our primary market. As of March 31, 2016, 70% of our loans and 83% of our deposits were based in Hawaii. For the twelve months ended March 31, 2016, 72% of our originated loan commitments were in Hawaii. We believe Hawaii is an attractive market that will continue to provide steady organic growth opportunities. The majority of our non-Hawaii loans are based in California, and primarily represented by our auto dealer flooring business. Non-Hawaii deposits are generated from our market leading presence in Guam and Saipan and foreign channels, primarily in Japan. While our strategic focus will continue to be on

Hawaii, we believe our consumer presence in Guam and Saipan and our lending presence in California offer additional growth opportunities that we actively assess.

  Note: Other loans include loans in Luxembourg, Bermuda, Canada and Japan and other deposits primarily represent deposits in Japan.

Our Competitive Strengths

          We attribute our success to the following competitive strengths:

  •
  Leading Position in Unique, Attractive Markets.  We have the leading deposit market share position across our branch footprint. As of June 30, 2015, we had a 36.5% deposit market share in Hawaii, a 34.9% deposit market share in Guam and a 38.4% deposit market share in Saipan according to the FDIC. We improved our deposit market share in Hawaii from 29.6% at June 30, 2004 to 36.5% at June 30, 2015. Consistent with our leading deposit market share, we are the largest Hawaii-based lender measured by outstanding total loan balances for banks and thrifts headquartered in Hawaii as of December 31, 2015. The combination of our deep community roots, our focus on relationship banking and our strong sense of employee loyalty and philanthropy has driven brand reputation, customer retention and our consistently increasing deposit market share position in Hawaii. Hawaii has an attractive economic profile offering meaningful growth opportunities to our business. State GDP has exhibited positive growth over the last decade and is diversified across multiple industries with government, real estate and tourism holding the top three positions. Low unemployment rates and increasing personal income, total number of visitors and total visitor expenditures continue to support opportunities for economic growth.

  •
  Steady Organic Loan Growth and a Balanced Loan Portfolio.  We have a highly diversified loan portfolio that has exhibited steady organic loan growth through various economic cycles. First Hawaiian Bank's gross loans have grown at a 6.1% compound annual growth rate since December 31, 2005, and loan balances have increased every year since 2005 despite the Great Recession and strong competition. During the Great Recession, we maintained our commitment to the Hawaii market and continued to lend, with First Hawaiian Bank originating $6.2 billion of loans from 2008 to 2009, even as competitors significantly reduced new loan production. Over the last ten years, we have maintained a diversified portfolio that has allowed us to capitalize on evolving credit demand while providing an attractive hedge against significant credit exposure. As of March 31, 2016, commercial loans represented 54% and consumer loans accounted for 46% of our total loan portfolio.

  •
  Proven, Consistent and Conservative Credit Risk Management.  Our credit performance has been predictable through a range of credit cycles driven by a conservative approach to underwriting and credit risk management. During the Great Recession, our credit ratios peaked at levels materially below the industry and then steadily improved to our current position. As of March 31, 2016, our ratio of non-performing assets and accruing loans and leases past due 90 days or more to loans plus other real estate owned is in the best performing decile among publicly traded U.S. banks with $10 billion to $50 billion of assets. As of March 31, 2016, we had less than $100,000 in direct exposure to oil and gas related loans.

  •
  Growing, Low-Cost Core Deposit Base.  Our brand, market share position and customer loyalty provide us with a highly attractive and low cost funding base. As of March 31, 2016, deposits account for 99% of our funding sources and core deposits, defined as all deposits excluding time deposits exceeding $250,000, constitute 83% of the total deposit sources. Our core deposits provide an efficient and stable source of funding that resulted in a total deposit cost annualized at March 31, 2016 of 0.16%. We have successfully grown our deposits together with our loan portfolio resulting in a 6.3% compound annual growth rate for First Hawaiian Bank deposits since December 31, 2005. The combination of consistent growth and high quality deposits has resulted in a strong liquidity position and provided us significant operational flexibility. Our loans-to-deposits ratio, a measure of liquidity, was 68.3% as of March 31, 2016.

  •
  Highly Efficient Cost Structure.  We have built a culture focused on prudent expense management. We believe efficiency and operating leverage are key drivers of operating outperformance and superior profitability. Despite our growth and increasing regulatory and compliance costs, we have successfully kept expense ratios significantly below publicly traded U.S. banks with $10 billion to $50 billion of assets and our employee headcount has remained stable since 2005. For the three months ended March 31, 2016 and the year ended December 31, 2015, we reported a ratio of noninterest expense to average assets of 1.77% and 1.70%, respectively, and an efficiency ratio of 44.57% and 47.50%, respectively.

  •
  Sustained, Consistent Track Record of Strong Profitability.  We have successfully and consistently delivered excellent operating performance over the past ten years posting positive net income in each year. Our focus on developing high quality relationships to drive top line growth, leading deposit market share position, diversified earning asset portfolio, strong revenue contribution from fee businesses and prudent approach to expense management have enabled us to consistently drive top quartile profitability among U.S. banks with $10 billion to $50 billion of assets. The resiliency and consistency of our performance comes despite the Great Recession, increased regulatory and compliance costs, historically low interest rates and intense competition. Additionally, our asset sensitive balance sheet positions us well for continued rising rates as evidenced by the 6.8%, or $33.1 million, net interest income benefit we would receive in a +100 bps immediate interest rate shock scenario as of March 31, 2016.

  •
  Earnings Power and Capital Base Provide Attractive Capital Distribution Opportunity.  The consistent earnings power of First Hawaiian Bank and our strong capital position provide flexibility to distribute excess capital to shareholders. We intend to maintain a clear and consistent dividend policy that occasionally may be supplemented with share repurchase programs. Subject to regulatory approval, we intend to pay an initial quarterly dividend of $[             ] per share to shareholders with respect to the quarter ending [             ]. This dividend level implies an annualized payout ratio of [             ]% based on earnings over the last twelve months ended [             ] and a dividend yield of [             ]% based on the midpoint of the price range on the cover of this prospectus.

  •
  Experienced Management Team with Deep Ties to the Community.  Our experienced and knowledgeable leadership team is supported by a loyal and engaged employee base consisting of 2,094 full time employees as of March 31, 2016. Our management team has an average of 22 years of industry experience and over 47% of employees have been with First Hawaiian Bank for over 10 years. Our members of senior management and employees have deep ties in the Hawaii community, and we have built a relationship focused culture that embodies the "Aloha Spirit". Our senior management team has a demonstrated track record of delivering profitable organic growth, successfully managing expenses, building a culture focused on prudent credit and risk management and implementing a service focused approach to banking while building on a rich philanthropic history.

Our Strategic Initiatives

          Our business strategy is focused on providing full service banking across our branch footprint, and we strive to be Hawaii's bank of choice for consumer and commercial customers. We believe the combination of our brand, service quality, prudent approach to risk management and ties to the communities we serve provides us with steady growth opportunities and has allowed us to consistently deliver top tier operating performance. Our ongoing strategic focus and business initiatives include continuing to grow organically by leveraging our existing core competencies and positioning our business for the evolving bank landscape. We have a deep understanding of our customers and local market conditions which has been, and will continue to be, a primary factor in the success of our franchise.

          Organically Build Market Share.    The strength of our brand and community presence has enabled us to build a leading market share position across our branch footprint. We believe a continued commitment to the community, a focus on improving our delivery system through technology and state of the art branches and a full suite of banking products provide an opportunity to continue to build our market positions. We have historically scored higher than our local competitors in customer satisfaction and advocacy which will position us to take advantage of the growing population and wealth in the Hawaii market. Each of these factors have played critical roles in enabling us to consistently build our deposit market share position in Hawaii, which has grown from 29.6% in 2004 to 36.5% in 2015, according to the FDIC.

          Deepen Relationships to Increase Penetration and Cross-Selling.    We believe the power of our brand, our long standing history in Hawaii, our market presence and our ties to the community provide an attractive opportunity to strengthen our existing relationships and attract new consumer and commercial customers. Leveraging these relationships and our full product suite will provide future top line growth opportunities through cross-selling, particularly in residential mortgages, equity lines of credit, other consumer loans and wealth management products and services.

          Maintain Diversified Business and Conservative Balance Sheet.    We offer a full suite of banking services to consumer and commercial customers. We have historically taken a prudent approach to balance sheet and credit management and have maintained a diverse loan portfolio. We believe a conservative approach to underwriting, strong risk management and a low risk balance sheet will provide ongoing strategic and financial flexibility. As of March 31, 2016, our non-performing assets to loans plus other real estate owned ratio was 0.13% and our reserves to total loans ratio was 1.25%.

          Invest in Infrastructure and Modernize Delivery Model.    We are investing in our infrastructure by building out an enhanced delivery system focused on technology and improved customer experience. In addition to our online, mobile and traditional branch platforms, our pilot model high-tech branch in Waiakea, which opened in 2014, provides customers with enhanced technology solutions for transactional services such as smart ATMs, video tellers and biometric entry to safe deposit boxes. We plan to introduce the technologies featured in our Waiakea branch in two additional branches in 2017 and are evaluating plans to implement the technologies in additional branches in the future. This delivery model will allow us to modernize our existing footprint to decrease costs at the branch level while continuing to invest in our online and mobile offerings.

          Develop Next Generation Talent.    A key component of our success has been our ability to attract, retain and develop high quality employees with strong ties to the community. We have one of the most loyal and experienced groups of employees in the industry. Our average employee tenure is 13 years with over 47% of our employees having been with First Hawaiian Bank for more than 10 years. Being voted one of Hawaii's Best Places to Work and attracting and retaining employees who share a common set of core values is key to employee retention. Given the importance of our local relationships and market position, we believe it is critical to constantly invest in our people and develop the next generation of leadership through formal talent management, leadership development, succession planning and other training, mentoring and career development initiatives.

          Focus on Operational Excellence.    We have consistently delivered excellent operating performance over the past ten years driven by a culture focused on developing high quality customer relationships, employing stringent underwriting standards and applying a prudent approach to expense management. We continue to actively manage all aspects of the business and seek opportunities to improve the customer experience, widen the breadth of our business and effectively manage expenses to generate high quality performance.

Our Products and Services

          First Hawaiian Bank is a full service community bank focused on building relationships with our customers. We provide a variety of deposit accounts and lending services to commercial and consumer customers, as well as credit card products, wealth management services and merchant processing services. For over ten years, First Hawaiian Bank has maintained the largest deposit market share in Hawaii and currently has the leading market position in deposits in all of our markets across our branch footprint. The products and services we offer are described below.

  Deposits

          We offer traditional retail deposit products through our branch network, along with online, mobile and direct banking channels. Customers have access to a range of checking, savings and certificate of deposit products. Additional deposit funding is sourced through our commercial clients, treasury and cash management products and relationships with the State of Hawaii and Hawaii municipalities. Our contract with the State of Hawaii to act as state depository was renewed in July 2015 for a five-year term. As of March 31, 2016, we had an aggregate amount of $2.2 billion of public deposits, all of which was collateralized. We strive to retain an attractive deposit mix from both large and smaller customers as well as a broad market reach, which has resulted in our top 250 customers accounting for 32% of all deposits, while our top 1,000 customers account for 44% of deposits, as of March 31, 2016. Our long-standing relationships with our depositors exemplify our dedicated service commitment and have provided us with long-term funding, as demonstrated by 62% of our deposit accounts having been with us longer than five years. We leverage our strong market position and deep network of customer relationships in Hawaii, Guam and Saipan to provide both low-cost funding sources for our commercial lending and consumer lending segments and to supply additional deposit-related fee income. As of March 31, 2016, we had $16.1 billion of deposits, and our total deposit cost annualized at March 31, 2016 was 0.16%.

Note: Data as of March 31, 2016.

  Lending

          Commercial Loans.    Commercial lending is a fundamental component of our business model, focusing on relationship-based lending to established businesses. We have banking relationships with 77% of Hawaii's top 250 companies based on revenues (as ranked in 2016 by Hawaii Business Magazine), supported by a seasoned lending team of 58 commercial bankers averaging more than 17 years in the business as of March 31, 2016. We are the largest commercial lender in Hawaii based on outstanding loan balances for banks and thrifts headquartered in Hawaii as of December 31, 2015. First Hawaiian Bank originated the most loans of any Hawaii-based bank lender under the SBA's 504 loan program, which funds real estate and equipment loans, during the SBA's fiscal year ended September 30, 2015. We serve our commercial customers primarily in Hawaii, though we maintain auto dealer flooring relationships in California and have a small national lending presence. Commercial lending clients are acquired through leveraging industry expertise in conjunction with high-performing bankers who have deep relationships within the communities they serve.

          We offer a comprehensive range of commercial lending services. Our primary commercial lending services are described below:

          Commercial and Industrial:    In 2015 we were the largest commercial lender in Hawaii with more total commercial and industrial loans than all Hawaii-based banks combined, according to publicly available data and SNL Financial. Our commercial lending segment targets middle market and large Hawaii-based businesses with over $10 million of revenue and seeks to provide flexible solutions across a diverse range of industries including retail trade, real estate, manufacturing, information services and transportation. Our bank offers a focused range of lending products including secured and unsecured loans, lease finance and trade finance, along with both fixed and variable-rate loans over a wide range of terms. While we are diversified among products offered and industries served, we are also diversified across loan sizes and geographies in an effort to manage our exposure. As of March 31, 2016, our top ten commercial and industrial relationships made up 6.1% of our lending portfolio. We maintain a diverse mix of collateral for our secured loans, and 98% of underwritten loans carry an acceptable or better risk grade as of March 31, 2016. The average tenor of our loans outstanding is 4 years, with a 12% fixed rate and 88% floating rate mix. In addition to servicing our current customers, we believe we can expand our customer base by converting prospects and deepening relationships through cross-selling bank products and services. We originated 2,316 commercial and industrial loans during the year ended December 31, 2015. For the three months ended March 31, 2016, we originated 525 commercial and industrial loans, and as of March 31, 2016, we had $3.2 billion of commercial and industrial loans.

Note: Data as of March 31, 2016. "Other" includes the following industries: Construction, Health Care & Social Assistance; Retail Trade; Transportation & Warehousing; Utilities; or Unclassified.

          Auto Dealer Flooring:    Our auto dealer flooring business, which represents 24% of total loans within our commercial and industrial portfolio, provides loans to established auto dealers in Hawaii, Guam, Saipan and California to help finance on-site vehicle inventory for sale to end users. We have an estimated 61% market share of the Hawaii auto dealer flooring market as of March 31, 2016 and have been an active auto flooring lender in California since 1998, with a team of six dedicated relationship managers covering approximately 100 dealers across Hawaii, Guam, Saipan and California. Our commitment to high-quality service is a key differentiating factor to maintaining relationships with Hawaii's top dealers, as nine out of the state's top ten auto dealerships have auto flooring business with us. As of March 31, 2016, California and Hawaii represent 58% and 38% of our commitments to dealerships, respectively, with the remaining 4% of commitments outstanding in Guam and Saipan. Our credit quality remains strong as we have experienced no charge-offs since 2012. As of March 31, 2016, we had $740 million of auto dealer flooring loans.

          Commercial Real Estate and Construction and Development:    Our CRE and C&D lending services provide financing for the office, industrial, retail, multi-family and auto dealer sectors, among others. As of March 31, 2016, our commercial real estate portfolio was $2.1 billion and our construction portfolio was $421 million. The primary markets we target are Hawaii and Guam, representing 72% and 11% of commitments, respectively, as of March 31, 2016. We specialize in construction lending with a focus on residential condominium projects built and priced for local residents. Loan types include construction financing, term debt and lines of credit. Our conservative underwriting approach and ongoing risk management has resulted in average net charge-offs of 0.05% from December 31, 2005 to March 31, 2016. Furthermore, we believe we are well positioned to take advantage of the increased level of construction occurring in Hawaii by providing financing and other banking services to proven developers on a relationship basis. During the year ended December 31, 2015, we originated approximately $701.8 million of real estate loan commitments, net of participations sold. For the three months ended March 31, 2016, we originated approximately $206.7 million of real estate loan commitments, net of participations sold.

Note: Data as of March 31, 2016.

          Consumer Loans.    We are the largest consumer lender in Hawaii based on outstanding loan balances for banks and thrifts headquartered in Hawaii as of December 31, 2015. Our consumer lending services include mortgage loans, including first mortgages and home equity lines and loans, indirect auto financing and other consumer loans. Mortgage lending represents the largest percentage of our consumer loan portfolio and our various mortgage loan offerings are described in detail below. We offer our consumer lending services to individuals and small to mid-sized businesses through our branch network and also through our online and mobile distribution channels.

          We offer a comprehensive range of consumer lending services. Our primary consumer lending services are described below:

          Mortgage Lending:    We offer a full range of mortgage products primarily to customers in our geographic markets, including fixed and adjustable rate loans, conforming and jumbo mortgages, construction and land loans, and home equity products. Our conforming mortgage products are underwritten to secondary market guidelines (Fannie Mae and Freddie Mac), and as strong portfolio lenders we have the ability to meet the needs of the local market for the jumbo, land and construction loans and other loans not eligible for sale to the secondary market.

          We have two primary origination channels: a retail network of bankers throughout the branches who are also registered mortgage loan originators ("MLOs") along with a small team of dedicated MLOs outside of the branch network; and a wholesale channel. Leveraging our strong client relationships allowed us to originate 76% of our mortgage loans in 2015 through our retail network, and 24% were through wholesale. During the three months ended March 31, 2016, 72% of our mortgage loans were originated through our retail network, and 28% were through wholesale. In 2015, 41% of our mortgages were derived from purchases and 59% were from refinances. During the three months ended March 31, 2016, 50% of our mortgages were derived from purchases and 50% were from refinances. Home equity lines of credit ("HELOCs") are originated almost exclusively through the branch network, and 37% of all our HELOCs have a first mortgage loan with us.

          Both mortgage and HELOC loan processing is performed by a centralized team of underwriters in our fulfilment center, consolidating the real estate credit expertise into a single area. As a result of our consistent and conservative underwriting, we avoided alt-A products and have a history of low delinquency rates and write-offs in our portfolio. We have a refined and comprehensive approach to mortgage underwriting that has resulted in 90% of our portfolio having FICO scores above 660 and 97% of our portfolio having original loan-to-value ratios less than or equal to 80%, as of March 31, 2016. As of March 31, 2016, we had $2.7 billion of residential mortgage loans and $876 million of home equity lines and loans. Additional details behind our residential mortgage portfolio as of March 31, 2016 are below.

Note: Data as of March 31, 2016.

          We converted to a new loan origination system in 2015 to provide a paperless environment and have implemented new origination procedures to improve the efficiency of our fulfilment process to reduce the time from application to closing, which is a key to providing an excellent customer experience.

          All mortgage loans and HELOCs originated are serviced by First Hawaiian Bank. Loans sold to Fannie Mae and Freddie Mac are all sold servicing-retained. As of March 31, 2016, we serviced approximately 24,000 mortgages and 12,000 HELOCs. We believe that our economies of scale can be further leveraged by offering more sub-servicing.

          Auto Finance:    Through a network of 70 automotive dealerships in Hawaii, Guam and Saipan, auto finance accounted for $839 million of indirect loans to automobile purchasers as of March 31, 2016. We have a dedicated team of indirect lenders who work closely with the finance managers of dealerships to offer customers auto financing onsite at dealerships.

          Other Consumer Lending:    We offer a variety of small business loans and lines, personal installment loans, student loans, lines, overdraft protection and other consumer loans through our branch network, pre-approved direct mail, and online banking channels. Our underwriting approach is primarily based upon the borrower's credit standing and ability to repay. We underwrite consumer loans based on the borrower's income, debt service ability, balance sheet composition, past credit performance and the availability and value of collateral. Consumer rates are both fixed and variable with terms up to a five year tenor. As of March 31, 2016, other consumer loans accounted for $265 million of loans.

  Credit Cards

          We offer credit cards to commercial and consumer customers.

          Commercial Credit Cards:    In 2001, First Hawaiian Bank became the first bank in the State of Hawaii to launch a commercial credit card program. Our bank also issues commercial credit cards in Guam and Saipan. As of March 2016, we continue to be the only bank in the State of Hawaii that issues a commercial credit card and have longstanding commercial card agreements with the State of Hawaii and the University of Hawaii. First Hawaiian Bank is the 30th largest Visa/MasterCard commercial card issuer in the United States (The Nilson Report, June 2015). As of March 31, 2016, we had approximately 12,000 commercial cards in the market with approximately 950 billing accounts, accounting for approximately $560 million in annual spending, the substantial majority of which is paid off monthly. In 2015, First Hawaiian Bank launched Hawaii's first ePayables product, an electronic payment tool that improves the accounts payable process and reduces the risk of fraud, to complement the card based program.

          Consumer and Small Business Credit Cards:    First Hawaiian Bank began issuing credit cards in 1969 and is the oldest, and largest, continuous issuer in the state. Our bank offers a range of consumer and small business credit cards through our relationships with MasterCard and Visa throughout Hawaii, Guam and Saipan. Aligned with the bank's relationship strategy, credit card products have been developed to fulfill specific needs of customer segments, including cards suited for mass market, mass affluent and private banking customers, with benefits ranging from low rates, cash back, United Miles and home-grown reward points/mileage programs. In July 2013, First Hawaiian Bank launched the Priority Destinations credit card in two iterations targeted towards affluent and mass affluent travelers to compete against cobranded airline credit cards in our Hawaii market. We underwrite credit cards based on credit score, debt to income ratio, ability to repay and banking relationship. The majority of new account acquisition is done through the branch network building on existing relationships, online applications and direct mail. We have partnered with MasterCard in sponsoring high profile events such as the Hawaii Food and Wine Festival. First Hawaiian Bank was ranked the 46th largest Visa/MasterCard Credit Card issuer in the United States (The Nilson Report, March 2016). As of March 31, 2016, we had approximately 159,000 credit card accounts with over 139,000 unique customers, accounting for approximately $290 million in loans and approximately $1.5 billion in annual spending.

  Wealth Management

          Our wealth management business offers individuals investment and financial planning services, insurance protection, trust and estate services and private banking. In addition, we serve institutions with solutions for retirement plans, investment management and custodial needs. Our team of experienced private bankers, personal wealth advisors, investment professionals, trust officers and accredited insurance specialists work in interdisciplinary teams to ensure a comprehensive and collaborative, client-centered approach.

          We offer our customers a variety of products and services. Investment strategies include individually managed fixed income portfolios, managed structured note portfolios, unified managed accounts, asset allocation models using exchange traded funds and mutual funds, annuities, retirement plans and money market accounts. Insurance solutions include term and whole life, annuities of various types, long-term care, disability and business insurance such as employee benefit plans, executive compensation plans and business succession. Our Private Banking program offers a full range of deposit banking services, wealth management, trust and estate administration, access to our private Bankers Club restaurant and CenterCLUB fitness center at the First Hawaiian Center, invitations to special events and exclusive credit offerings such as Private Banking credit cards, discounts on mortgage loans and secured and unsecured lines of credit.

Institutional services include asset management, custodial and asset servicing and trust employee benefits. Personal trust services, asset custody and services and other client directed accounts represent a large percentage of our wealth management business. Personal trust services include trustee services, trust and estate administration, trust real estate services and philanthropic services for private foundations and charitable giving.

          Our wealth management business is looking to expand relationships and revenues by implementing a formal penetration strategy for private banking; improving targeting, training and sales tracking for personal, business and corporate bankers; and improving our consumer and business banking segmentation and channel alignment.

          As of March 31, 2016, we had $11.9 billion of assets under administration.

Note:
Data as of March 31, 2016. First Hawaiian Investment Services, or FHIS, is a part of our wealth advisory business and is primarily constituted of client directed accounts.

  Merchant Processing

          We are the largest local merchant card processor in Hawaii with a network of over 6,000 terminals throughout Hawaii, Guam and Saipan. We believe this is a valuable resource for our customers as transactions occur via mobile phone, point of sale and computer, among others. We maintain relationships with all major U.S. card companies including MasterCard, Visa, Discover, American Express, and other foreign cards. In 2011, First Hawaiian Bank was the recipient of Visa's Service Performance Award for the lowest chargeback to sales ratios for fraudulent reasons by an acquiring bank. For the three months ended March 31, 2016 and the year ended December 31, 2015, we processed approximately 11.4 million transactions worth over $1.1 billion in value and approximately 44.3 million transactions worth over $4.3 billion in value, respectively.

Distribution Channels

          Our branches are our primary distribution channel. Our decentralized hub and spoke branch model, in which we operate a few larger branches that serve as hubs for our smaller facilities, gives our bankers the autonomy to manage their own markets with local authority and provides them the support they require. As of March 31, 2016, our branch managers average approximately 24 years of experience, and our business bankers and personal bankers average over 15 years of experience.

          Our branch network enables us to gather deposits as low cost funding, promote brand awareness and customer loyalty, originate loans and other products and maintain relationships with our customers. While the branches will continue as our primary delivery channel, we have also focused on the important and emerging digital channels. Approximately 48% of our checking account customers are enrolled in FHB Online, our online distribution channel, and approximately 38% of our online customers also access their account information via our mobile product, as of March 31, 2016. As a major initiative, we are currently working on upgrading our digital capabilities both within our branches and on our online and mobile platforms.

          We are conscious of the evolving banking landscape and evaluate our branch footprint and branch model on an ongoing basis. This includes new and replacement locations and closures. We are cognizant of the next generation of branch design and opened a new pilot model high-tech branch in Waiakea in 2014 which featured new innovative technology allowing our customers to control their banking experience. In 2015, we launched a pilot program at our Waiakea branch to evaluate a "Universal Teller" or "Service Consultant" concept, branch employees trained to handle a vast array of customer needs from opening new accounts to providing traditional teller services. We plan to introduce the technologies featured in our Waiakea branch in two additional branches in 2017 and are evaluating plans to implement the technologies in additional branches in the future.

          As of December 31, 2015, total loans in the branches reached $6.6 billion, representing a 7.9% increase over year end 2014. This consisted of $2.7 billion in commercial and commercial real estate loans, $2.6 billion in first mortgage residential loans, and $1.3 billion in consumer loans. Total deposits in the branches were $13.9 billion, representing an 8.6% increase over 2014. At March 31, 2016, there was no change in the total amount or composition of the loans in the branches. Total deposits in the branches were $13.7 billion on March 31, 2016, representing a decrease of 1.2% from December 31, 2015.

	Branch Footprint

	Loans	Deposits	Deposit
	($millions)	($millions)	Market Share	Branches	Employees

Oahu	$5,436	$11,383	36%	34	462
Maui / Molokai / Lanai	957	1,068	36	8	98
Guam / Saipan	764	1,131	36	5	127
Hawaii Island	582	1,022	39	8	89
Kauai	393	539	44	7	59

Source:
SNL Financial and Company Management as of June 30, 2015. Note: Island statistics approximated by Metropolitan Statistical Area.

Risk Oversight and Management

  Risk Governance

          Risk management is a key priority and competency of our business. Risk management refers holistically to the activities by which we identify, measure, monitor and mitigate the risks we face in the course of our banking activities. We have developed a risk-conscious culture and built an infrastructure capable of addressing the evolving risks we face as well as the changing regulatory and compliance landscape. Our risk management approach employs comprehensive policies and processes to establish robust governance and emphasizes personal ownership and accountability for risk with all our employees.

          Our board sets the tone at the top of our organization, adopting and overseeing the implementation of our enterprise risk management policy. The risk committee of our board of directors provides oversight of our enterprise risk management function. See "Management — Board Oversight of Risk Management". The risk committee approves the risk appetite framework, receives periodic reporting on the risks and control environment effectiveness and monitors risk levels in relation to the approved risk appetite. Our management and board of directors place significant focus on maintaining a healthy risk profile and ensuring sustainable growth. We accept the risks necessary to achieve our strategic goals while ensuring that our risks are appropriately managed and remain within our defined appetite. We remain cognizant at all times of our role as a critical source of credit to Hawaii's economy and community.

          Our enterprise risk committee, which is comprised of members of senior management, provides oversight of our risk management across our business. The committee is chaired by our Executive Vice President and Chief Risk Officer and includes our Chairman and Chief Executive Officer, our Vice Chairman and Chief Information Officer, our Executive Vice President and Chief Credit Officer and our Executive Vice President and Chief Compliance Officer. The responsibilities of the executive risk committee include monitoring our overall risk profile and ensuring that it remains within the board-approved risk appetite, implementing remediation actions for risk exposures outside of our approved risk appetite or deemed imprudent, assessing new and emerging risks, monitoring our risk management culture, assessing acceptability of the risk impacts of any material change to our business and overseeing compliance with regulatory expectations and requirements.

          Our Chief Risk Officer leads our integrated enterprise risk management function and oversees the principal risks facing our business. Our Chief Risk Officer reports to our Chairman and Chief Executive Officer and has direct access to the risk committee of our board of directors. Our enterprise risk management function implements a company-wide approach to risk taking and coordinates independent risk management efforts. This group develops and monitors the bank's enterprise risk appetite framework, works with business units in risk identification, materiality assessment and quantification processes, ensures the adopted risk quantification approach is integrated within the bank's risk appetite and assists with scenario creation for stress testing. The group also is generally responsible for developing processes and procedures to provide forward looking risk information to key stakeholders.

          We manage the risks arising from our activities in accordance with the OCC's Guidelines Establishing Heightened Standards for Large Financial Institutions published in 2014, which is broadly consistent with a three lines of defense methodology. Our first line of defense is our business unit or risk owner, responsible for managing the risk in its business area in accordance with the established risk appetite framework. Our second line of defense represents the independent risk management function which provides active measurement, monitoring and mitigation of key identified risks. Our third line of defense is our internal audit function, or independent periodic control, which is responsible for assessing the effectiveness of risk management practices.

          The principal areas of risk facing our business are credit risk, market risk, operational risk, technology risk and compliance risk, each as discussed below. For a discussion of our market risk, see "Management's Discussion and Analysis of Financial Condition and Results of Operations — Risk Governance and Quantitative and Qualitative Measures About Market Risk — Market Risk".

  Credit Risk Management

          Credit risk is the risk that borrowers or counterparties will be unable or unwilling to repay their obligations in accordance with the underlying contractual terms. We manage and control credit risk in our loan and lease portfolio by adhering to well-defined underwriting criteria and account administration standards established by management. Written credit policies document underwriting standards, approval levels, exposure limits and other limits or standards deemed necessary and prudent. Portfolio diversification at the obligor, industry, product and/or geographic location levels is actively managed to mitigate concentration risk. In addition, credit risk management also includes an independent credit review process that assesses compliance with commercial, real estate and consumer credit policies, risk ratings and other critical credit information. In addition to implementing risk management practices that are based upon established and sound lending practices, we adhere to sound credit principles. We understand and evaluate our customers' borrowing needs and capacity to repay, in conjunction with their character and history.

          Structure of Credit Risk Management.    Our credit risk function, like our risk management function, is comprised of three lines of defense: (1) the business unit or risk owner, (2) the independent risk management unit and (3) our internal audit function.

          Within our credit risk management function, each business unit (first line of defense) is responsible for properly screening, underwriting, opining and structuring incoming loan requests for approval. This entails detailed analysis of cash flow, solvency, capacity and liquidity of the borrowing entity; guarantors, management and industry; and trends, collateral valuation and appropriateness, other secondary repayment sources and competitive landscape. Loan structuring considerations include facility type, tenor, rates and fees, collateral and guarantor analysis.

          Management and oversight of our credit risk function (second line of defense) is the responsibility of the Chief Credit Officer, under the guidance of the Chief Risk Officer. The Chief Credit Officer manages the Credit Administration Division ("CAD") and chairs the credit committee of our bank. CAD oversees the credit risk activities and approves credits within its authority. CAD operates independently from the business units to ensure decisions are not influenced by strategic objectives. The credit committee, which includes senior credit risk administrators, meets twice weekly and is responsible for approving larger loan requests.

          CAD approval is generally required for loan requests in an amount greater than $1.5 million. Typically, and based upon delegated credit authorities, CAD reviews, opines and either approves, denies or recommends the credit to a higher delegation, the credit committee, for proper disposition. Loan requests exceeding $15 million are generally presented to the credit committee of the bank for further approval. New borrowers with aggregate requests over $5 million will also generally be presented to the credit committee for approval. Finally, loans graded substandard and lower will be approved by two members of the credit committee for any renewals, extensions or new money requests.

          Portfolio Monitoring and Reporting.    Ongoing and periodic review of credits is a key element of managing our credit risk exposures. As part of our review, single transactions valued at $5 million or more are reviewed annually, and CAD also engages in a quarterly review of select credits under $5 million to ensure that the borrower's credit metrics have not deteriorated. While our bank employs delegated lending authority to the front line business units, second line review is also conducted on each credit facility over the reporting limits, which are generally $100,000. Further, each borrower relationship which has aggregate borrowings over $1 million is reviewed on a post-approval basis by the Chief Credit Officer, Chief Risk Officer, President and Chief Operating Officer and the Chairman and Chief Executive Officer.

          First Hawaiian Bank has well-established procedures for managing loans that show early signs of credit deterioration. These procedures include monitoring our loans on a "watchlist" level when we have detected signs of weakness. Loans on our watchlist are generally graded special-mention or lower and will require a monthly review by the contact officer as well as our problem and delinquent loan review committee, which is comprised of senior credit risk administrators including the Chief Credit Officer and Chief Risk Officer. Certain loans on our watchlist or delinquency review will be managed by our Managed Assets Department, a department within CAD specializing in rehabilitating and monitoring workout credits.

          Management oversight of aggregated concentrations, single obligor limits and risk appetite credit metrics is overseen by our bank's enterprise risk committee, the membership of which is comprised of senior officers of the bank. The enterprise risk committee is subject to direct oversight by the bank's board of directors through our board's risk committee.

  Operational Risk

          Operational risk is the risk of loss arising from inadequate or failed processes, people or systems, external events (such as natural disasters), or compliance, reputational or legal matters, including the risk of loss resulting from fraud, litigation and breaches in data security. Operational risk is inherent in all of our business ventures and the management of that risk is important to the achievement of our objectives. We have a framework in place that includes the reporting and assessment of any operational risk events, and the assessment of our mitigating strategies within our key business lines. This framework is implemented through our policies, processes and reporting requirements. We measure and report operational risk using the seven operational risk event types projected by the Basel Committee on Banking Supervision in Basel II: (1) external fraud; (2) internal fraud; (3) employment practices and workplace safety; (4) clients, products and business practices; (5) damage to physical assets; (6) business disruption and system failures; and (7) execution, delivery and process management. Our operational risk review process is also a core part of our assessment of material new products or activities.

  Technology Risk

          Technology risk includes the risk of failure, compromise or disruption of important information technology ("IT") related business assets, processes and resources in a way that negatively impacts our bank's business, which in turn creates the risk of non-compliance with regulations and reputational damage. Technology risk may arise from staff errors, technology system failures, third-party disruption, electronic fraud, natural disasters or cyber threats. First Hawaiian Bank manages technology risks through the planning and monitoring of IT activities, at the same time maintaining compliance with legal requirements and regulatory guidance (including the Gramm-Leach-Bliley Act and guidance from the Federal Financial Institutions Examination Council). Key metrics have been developed and tracked to measure the program's effectiveness, and results of these measurements are reported to management and the board of directors on a regular basis.

          The Chief Information Officer manages the IT and Operations Group and oversees various technology risk functions, including IT Operations Management, Business Continuity Planning, Enterprise Vendor Risk Management, IT Security Operations and IT Governance and Compliance. The Chief Risk Officer oversees the Enterprise Information Security group, which oversees the confidentiality, integrity and availability of IT technology assets, processes and resources. As an added level of oversight, First Hawaiian Bank's technology program is independently reviewed on an annual basis by various audit and examination groups, including internal teams, third party vendors and local and national regulators. The results of the audits and examinations are tracked and reported to management and the appropriate board committees.

  Compliance Risk

          Our Executive Vice President and Chief Compliance Officer oversees our compliance risks and reports directly to our Chief Executive Officer with quarterly compliance reporting to executive management, the audit committee and the full board. Our Senior Vice President and General Auditor oversees our regulatory risks and reports directly to our audit committee. We promote a culture of compliance that starts at the top of our organization and emphasizes standards of honesty and integrity. Our Corporate Compliance group manages First Hawaiian Bank's Compliance Management Program, oversees compliance with regulatory laws and regulations, provides subject matter expertise and serves as the primary contact for all compliance related regulatory examinations. The Corporate Compliance group oversees and manages the bank-wide complaint program as well as compliance with various high-risk legal and regulatory requirements such as the Bank Secrecy Act, anti-money laundering regulations, OFAC sanctions, Fair Lending and Unfair, Deceptive, Abusive Acts or Practices.

          We believe our compliance concerns everyone at all levels within our company and our bank and we view it as an integral part of our business activities. Together with the business units and efforts of our Internal Audit Division, Corporate Compliance is responsible for ensuring our employees are properly trained, compliance policies and procedures are established and maintained, monitoring and self-testing for compliance is performed, employees are held accountable and responsible for compliance and board and management are apprised of compliance developments and issues.

          For information on the legal framework in which we operate, and which our operational risk processes and systems are designed to address, see "Supervision and Regulation".

Competition

          The financial services industry is highly competitive. Many of the institutions we compete against also have deep roots in Hawaii and have developed long-standing reputations in the communities they serve. Within our branch footprint, we primarily face competition from regional banks that have established branch networks throughout the islands, giving them visible retail presence to customers; however, we also compete with national financial institutions that operate in our market areas. Competition among providers of financial products and services continues to increase, with consumers having the opportunity to select from a growing variety of traditional and nontraditional alternatives. The ability of non-banking financial institutions to provide services previously limited to commercial banks has intensified competition.

          In consumer banking, we primarily compete with local banks that have visible retail presence and personnel in our market areas. The primary factors driving competition in consumer banking are customer service, interest rates, fees charged, branch location and hours of operation and the range of products offered. We compete for deposits by advertising, offering competitive interest rates and seeking to provide a higher level of personal service. Our wealth management business faces competition from both non-bank brokerage firms and larger financial institution brokerage businesses.

          In commercial banking, we face competition to source loans to healthy, stable businesses at competitive price levels that make sense for our business. Some competitors may offer a wider variety of products, or may specialize in an industry that allows them to provide a concentrated focus that is not part of our business model. Our major commercial bank competitors include large financial institutions, including national and international financial institutions, that may have the ability to bid on larger commercial real estate and construction projects than we can bid on. Our regional competitors may have aggressive pricing and unique terms. We compete on a number of factors including, among others, customer service, range of products offered, price, reputation, quality of execution and relative lending limits pertaining to commercial borrowers.

Intellectual Property

          In the highly competitive banking industry in which we operate, intellectual property is important to the success of our business. We own a variety of trademarks, service marks, trade names and logos and spend time and resources maintaining this intellectual property portfolio. We control access to our intellectual property through license agreements, confidentiality procedures, non-disclosure agreements with third parties, employment agreements and other contractual rights to protect our intellectual property.

Information Technology Systems

          We employ technology to adapt to the changing banking delivery preferences and expectations of our customers and our business operations. We believe that our ability to leverage business technology creates value that enables us to offer attractive new products and to maintain high quality overall customer access and experiences, as well as to provide scale for future growth. Ever since our first ATMs were installed in 1972, we have continued to adapt with the evolving technology-driven banking landscape, including our integration of mobile banking applications in 2011. Today, we leverage an integrated technology platform to originate and process loans and deposit accounts, which reduces processing time, improves customer experience and reduces costs. We also leverage a full array of delivery channel technologies to create convenient ways for our customers to interact with us. With approximately 38% of the total FHB Online customer base using mobile and a 37% increase in mobile transactions in 2015 compared to 2014, we are executing several retail and commercial delivery initiatives to enhance our online and mobile banking services to further improve the overall client experience.

          Our branch transformation program, led by the recent addition of our Waiakea Branch, ushers in a new era of branch design, providing a convenient banking experience that suits our customers' lifestyles and improves customer engagement. At the Waiakea Branch, customers may use video teller technology for extended access to off-site First Hawaiian Bank tellers and image-taking ATMs that allow customers to make deposits at any time of day, in addition to withdrawing cash, transferring funds between accounts and performing other transactions. We plan to introduce the technologies featured in our Waiakea branch in two additional branches in 2017 and are evaluating plans to implement the technologies in additional branches in the future.

          We maintain and manage an independent and highly scalable information technology platform based on a mix of in-house and vendor hosted technologies that utilizes advanced system management and data storage capabilities, including virtualization and cloud based technologies. Our IT network spans the entire State of Hawaii, Guam and Saipan, as well as the U.S. mainland through our vendor network, and can be scaled to meet business demands and capacity changes over time. We plan our environment to meet both optimal data management requirements related to stress testing and daily operations, as well as resilience to ensure that our business operates through redundant systems that protect against system-wide technology risk. For example, First Hawaiian Bank owns a proprietary data center in Hawaii and has hired a third-party service provider, which operates under First Hawaiian Bank rules and cybersecurity protocols, to manage its mainframe. We recently implemented an application integration strategy utilizing an enterprise service bus, a system that facilitates communication between software applications, to create a standard interface for our various accounting services, which in turn enables agility in the use of our services and reduces costs. We also leverage virtualization technologies, which have the combined benefits of improving scalability, improving efficiency and reducing any downtime in the event of the failure of a server.

          Protecting our systems to ensure the safety of our customers' information and business operations is critical to our business. Utilizing service providers and advanced security tools, we use a risk-based approach to respond to the constantly changing cybersecurity threat environment. We manage our own cybersecurity platform, use industry leader vendors, as well as work with third-party service providers to test, update and monitor our cyber defense systems periodically. We use in-depth, multi-layered protection to control access and reduce risk, and we leverage active monitoring, alerting and control systems to identify and prevent threats as they occur.

          We seek to increase the value from our data assets by leveraging data analytics and enterprise data warehouse services, and we are actively evaluating opportunities to utilize our information assets to identify revenue growth opportunities and improve customer service.

Employees

          As of March 31, 2016, we had approximately 2,250 employees, which included full-time employees, part-time employees and temporary employees. None of our employees are parties to a collective bargaining agreement. We consider our relationship with our employees to be good and have not experienced interruptions of operations due to labor disagreements.

Properties

          Our corporate headquarters is located at 999 Bishop Street, Honolulu, Hawaii 96813. In addition to our corporate headquarters, we operated 62 branch offices located on the islands of Honolulu, Maui, Hawaii, Kauai, Guam and Saipan as of March 31, 2016. We lease 37 of our branch offices and own the remainder of our offices, including our main office. We are currently in the process of evaluating plans for more efficient usage of square footage, modernization and technological improvements to existing branches. We have closed and may close branches in certain circumstances to improve our efficiency.

Legal and Regulatory Proceedings

          We operate in a highly regulated environment. From time to time we are a party to various litigation matters incidental to the conduct of our business. We are not presently party to any legal proceedings the resolution of which we believe would have a material adverse effect on our business, prospects, financial condition, liquidity, results of operation, cash flows or capital levels.

SUPERVISION AND REGULATION

          First Hawaiian and its subsidiaries are subject to extensive regulation under federal and state banking laws that establish a comprehensive framework for their operations. This regulatory framework may materially impact First Hawaiian's growth potential and financial performance and is intended primarily for the protection of depositors, customers, the federal deposit insurance fund and the banking system as a whole, not for the protection of First Hawaiian's stockholders or other investors. Significant elements of the statutes, regulations and policies applicable to First Hawaiian and its subsidiaries are described below. This description is qualified in its entirety by reference to the full text of the statutes, regulations and policies described.

  Regulatory Agencies

          First Hawaiian is a bank holding company under the BHC Act and has elected to be treated as a financial holding company under the BHC Act. Consequently, First Hawaiian and its subsidiaries are subject to the supervision, regulation, examination and reporting requirements of the Federal Reserve. The BHC Act provides generally for "umbrella" regulation of bank holding companies by the Federal Reserve and functional regulation of holding company subsidiaries by applicable regulatory agencies. The BHC Act, however, requires the Federal Reserve to examine any subsidiary of a bank holding company, other than a depository institution, engaged in activities permissible for a depository institution. The Federal Reserve is also granted the authority, in certain circumstances, to require reports of, examine and adopt rules applicable to any holding company subsidiary.

          In general, the BHC Act limits the activities permissible for bank holding companies. Bank holding companies electing to be treated as financial holding companies, however, may engage in additional activities under the BHC Act as described below under "— Permissible Activities under the BHC Act". For a bank holding company to be eligible to elect financial holding company status, all of its subsidiary insured depository institutions must be well-capitalized and well-managed as described below under "— Prompt Corrective Action Framework" and must have received at least a "satisfactory rating" on such institution's most recent examination under the Community Reinvestment Act (the "CRA"). The bank holding company itself must also be well-capitalized and well-managed in order to be eligible to elect financial holding company status. If a financial holding company fails to continue to meet any of the prerequisites for financial holding company status after engaging in activities not permissible for bank holding companies that have not elected to be treated as financial holding companies, the company must enter into an agreement with the Federal Reserve to comply with all applicable capital and management requirements. If the company does not return to compliance within 180 days, the Federal Reserve may order the company to divest its subsidiary banks or the company may be required to discontinue or divest investments in companies engaged in activities permissible only for a bank holding company electing to be treated as a financial holding company.

          First Hawaiian Bank is an FDIC-insured bank chartered under the laws of Hawaii. First Hawaiian Bank is not a member of the Federal Reserve System. Consequently, the FDIC and the Hawaii DFI are the primary regulators of First Hawaiian Bank and also regulate its subsidiaries. First Hawaiian Bank's branch operations in Guam are also subject to regulation by the Banking and Insurance Commissioner of the Government of Guam Department of Revenue and Taxation (the "Guam Banking and Insurance Commissioner"). First Hawaiian Bank's branch operation in Saipan, which is one of the principal islands of the Commonwealth of the Northern Mariana Islands ("CNMI"), is subject to the regulatory jurisdiction of the Division of Banking of the CNMI Department of Commerce. In addition, as the owner of a Hawaii-chartered bank, First Hawaiian is registered as a financial institution holding company under the Hawaii Code of Financial Institutions (the "Hawaii

Code") and is subject to the registration, reporting and examination requirements of the Hawaii Code, as well as supervision and examination by the Hawaii DFI.

          First Hawaiian offers certain insurance, investment and trust products through First Hawaiian Bank and its subsidiary, Bishop Street Capital Management Corporation, a registered investment advisor with the SEC. Bishop Street Capital Management Corporation is subject to the disclosure and regulatory requirements of the Investment Advisors Act of 1940, as administered by the SEC. First Hawaiian Bank is also registered as a municipal securities advisor with the Municipal Securities Rulemaking Board ("MSRB") and the SEC and is subject to the disclosure and regulatory requirements of the MSRB and the SEC. First Hawaiian Bank's insurance brokerage activities in Hawaii are conducted under its insurance producer license by appointed agents (licensed insurance producers) and those licensees are subject to regulation by the Insurance Division of the State of Hawaii Department of Commerce and Consumer Affairs (the "DCCA Insurance Division"). First Hawaiian Bank's trust services in Hawaii are subject to regulation by the FDIC and the Hawaii DFI. First Hawaiian Bank's insurance activities in Guam are conducted under a general agent's license issued by the Guam Banking and Insurance Commissioner and the Bank is therefore subject to regulation by the insurance branch of the regulatory division of the Guam Department of Revenue and Taxation.

          First Hawaiian Bank and its affiliates are also subject to supervision, regulation, examination and enforcement by the CFPB, with respect to consumer protection laws and regulations. Following the listing of its common stock, First Hawaiian also will be subject to the disclosure and regulatory requirements of the Exchange Act administered by the SEC and the rules adopted by NASDAQ applicable to listed companies. First Hawaiian Bank and its affiliates are subject to numerous other statutes and regulations that affect its business activities and operations.

  Regulatory Impact of Control by BNPP

          As long as First Hawaiian is controlled by BNPP, for purposes of the BHC Act, BNPP's regulatory status may impact First Hawaiian's regulatory status as well as its regulatory burden and hence its ability to expand by acquisition or engage in new activities. For example, unsatisfactory examination ratings or enforcement actions regarding BNPP could impact First Hawaiian's ability to obtain or preclude First Hawaiian from obtaining any necessary approvals or informal clearance to make an acquisition or engage in new activities. Furthermore, to the extent that First Hawaiian is required to obtain regulatory approvals under the BHC Act to make acquisitions or expand its activities, as long as BNPP controls First Hawaiian, BNPP would also be required to obtain BHC Act approvals for such acquisitions or activities as well. In addition, U.S. regulatory restrictions and requirements on non-U.S. banks such as BNPP that have a certain amount of assets may result in additional restrictions and burdens on First Hawaiian that would not otherwise be applicable. In particular, since July 1, 2016, BNPP has been required to hold its interest in First Hawaiian through its U.S. intermediate holding company, as required by the Federal Reserve's Regulation YY, and certain enhanced supervision and prudential standards that apply to BNPP's U.S. intermediate holding company will apply to First Hawaiian so long as First Hawaiian remains controlled by BNPP for purposes of the BHC Act.

          As a banking organization headquartered in France, BNPP is also subject to oversight by the European Union (the "EU") financial services regulators and, for limited matters, by the French Autorité de Contrôle Prudentiel et de Résolution. As of January 1, 2014, BNPP became subject to a revised capital framework for EU-regulated financial institutions, the fourth EU Capital Requirements Directive and EU Capital Requirements Regulation (collectively, "CRD IV"). These regulations are largely based on the Basel Committee on Banking Supervision's (the "Basel Committee's") final capital framework for strengthening international capital standards ("Basel III"). These rules have been transposed under French law, and are therefore applicable to BNPP and its controlled affiliates, and include the following:

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  Compliance with minimum solvency and other ratios and minimum equity requirements.  As long as First Hawaiian is a controlled subsidiary of BNPP, its activities may be limited by the structures of the capital adequacy regimes that BNPP is subject to as a French and EU-regulated entity.

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  Compensation provisions with the objective of, among other things, limiting the ratio of variable to fixed compensation of employees identified as material risk takers.  The CRD IV compensation standards apply to First Hawaiian's Chief Executive Officer and to certain other of its officers for as long as First Hawaiian is a controlled subsidiary of BNPP.

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  A requirement to annually submit a Group Recovery and Resolution Plan.  This obligation has been further detailed by Directive 2014/59 establishing a framework for the recovery and resolution of credit institutions and investment firms.

  Permissible Activities under the BHC Act

          In general, the BHC Act limits the business of bank holding companies to banking, managing or controlling banks and other activities that the Federal Reserve has determined to be so closely related to banking as to be a proper incident thereto.

          Bank holding companies that qualify and elect to be treated as "financial holding companies", like First Hawaiian, may engage in, or acquire and retain the shares of a company engaged in, a broad range of additional activities that are (i) financial in nature or incidental to such financial activities or (ii) complementary to a financial activity and do not pose a substantial risk to the safety and soundness of depository institutions or the financial system generally. These activities include securities underwriting and dealing, insurance underwriting and brokerage and making merchant banking investments.

          The BHC Act does not place territorial restrictions on permissible non-banking activities of bank holding companies. The Federal Reserve has the power to order any bank holding company or its subsidiaries to terminate any activity or to terminate its ownership or control of any subsidiary when the Federal Reserve has reasonable grounds to believe that continuing such activity, ownership or control constitutes a serious risk to the financial soundness, safety or stability of any bank subsidiary of the bank holding company.

  Permissible Activities for Banks

          As a Hawaii-chartered bank, First Hawaiian Bank's business is generally limited to activities permitted by Hawaii law and any applicable federal laws. Under the Hawaii Code, First Hawaiian Bank may generally engage in all usual banking activities, including taking deposits; making loans and extensions of credit; borrowing money; issuing, confirming and advising letters of credit; entering into repurchase agreements; buying and selling foreign currency and, subject to certain limitations, making investments. Subject to prior approval by the Commissioner of the Hawaii DFI and by the DCCA Insurance Division, First Hawaiian Bank may also permissibly engage in activities related to a trust business, activities relating to insurance and annuities and any activity permissible for a national banking association.

          Hawaii law also imposes restrictions on First Hawaiian Bank's activities and corporate governance requirements intended to ensure the safety and soundness of the bank. For example, the Hawaii Code requires that at least one of the directors of First Hawaiian Bank, as well as the Chief Executive Officer of the bank, be residents of the State of Hawaii. First Hawaiian Bank is also restricted under the Hawaii Code to investing in certain types of investments and is generally limited in the amount of money it can lend to a single borrower or invest in securities issued by a single issuer (in each case, 20% of First Hawaiian Bank's capital stock and surplus).

  Enhanced Prudential Standards

          The recent financial crisis led to the adoption and revision of numerous laws and regulations applicable to financial institutions operating in the United States. In particular, the Dodd-Frank Act significantly restructured the financial regulatory regime in the United States and provides for enhanced supervision and prudential standards for, among other things, bank holding companies that have total consolidated assets of $50 billion or more as an average over the four most recent consecutive fiscal quarters. The Federal Reserve adopted similar enhanced prudential standards for the U.S. operations of foreign banking organizations such as BNPP, including BNPP's intermediate holding company and the subsidiaries thereof. Prior to the Reorganization Transactions, BancWest had average total consolidated assets in excess of $50 billion reflecting the combined assets of Bank of the West and First Hawaiian Bank over the four most recent consecutive fiscal quarters. First Hawaiian, on a standalone basis following the Reorganization Transactions, has total consolidated assets below $50 billion. Nonetheless, many enhanced supervision and prudential standards continue to apply to First Hawaiian following the completion of the Reorganization Transactions. Furthermore, many of the standards will continue to apply to First Hawaiian for so long as First Hawaiian continues to be controlled by BNPP irrespective of whether First Hawaiian's average total consolidated assets are less than $50 billion.

          Among other changes, the Dodd-Frank Act created a new systemic risk oversight body, the Financial Stability Oversight Council (the "FSOC") to coordinate the efforts of the primary U.S. financial regulatory agencies (including the Federal Reserve, the FDIC and the SEC) in establishing regulations to address systemic financial stability concerns. The Dodd-Frank Act also directed the FSOC to make recommendations to the Federal Reserve regarding supervisory requirements and prudential standards applicable to systemically important financial institutions (which includes all bank holding companies with over $50 billion in average total consolidated assets), including capital, leverage, liquidity and risk-management requirements. The Dodd-Frank Act mandates that the requirements applicable to systemically important financial institutions be more stringent than those applicable to other financial companies. The Federal Reserve has discretionary authority to establish additional prudential standards on its own or at the FSOC's recommendation.

          Stress Testing and Capital Planning (Comprehensive Capital Analysis and Review).    As part of the enhanced prudential requirements applicable to systemically important financial institutions, the Federal Reserve conducts annual analyses of bank holding companies with at least $50 billion in average total consolidated assets to determine whether the companies have sufficient capital on a consolidated basis necessary to absorb losses in three economic and financial scenarios generated by the Federal Reserve: baseline, adverse and severely adverse scenarios. The Federal Reserve conducted its first annual analysis of BancWest (as it existed prior to the Reorganization Transactions) during the second quarter of 2016. BancWest also was required to conduct its own semi-annual stress analysis (together with the Federal Reserve's stress analysis, the "stress tests") to assess the potential impact on BancWest of the economic and financial conditions used as part of the Federal Reserve's annual stress analysis. The Federal Reserve may also use, and require companies to use, additional components in the adverse and severely adverse scenarios or additional or more complex scenarios designed to capture salient risks to specific business groups. The stress tests in 2016 apply to First Hawaiian on the basis of BancWest's profile as it existed prior to the Reorganization Transactions. Beginning in 2017 and so long as First Hawaiian remains controlled by BNPP, First Hawaiian expects that stress tests will apply to First Hawaiian through a holding company above First Hawaiian. A summary of results of the Federal Reserve's analysis under the adverse and severely adverse stress scenarios will be publicly disclosed, and the bank holding companies subject to the rules must disclose a summary of the company-run severely adverse stress test results.

          In October 2012, as required by the Dodd-Frank Act, the Federal Reserve and the FDIC published final DFAST rules regarding company-run stress testing. These rules require bank holding companies and banks with average total consolidated assets greater than $10 billion, such as First Hawaiian and First Hawaiian Bank, to conduct an annual company-run stress test of capital, consolidated earnings and losses under one base and at least two hypothetical, stressful macroeconomic and financial market scenarios provided by the federal bank regulators, as well as certain mandated assumptions about capital distributions prescribed in the DFAST rules. Implementation of the rules for covered institutions with total consolidated assets between $10 billion and $50 billion began in 2013. The company-run stress tests are conducted using economic and financial scenarios released by the agencies each year. Stress test results must be reported to the agencies by the following April 5th. Since June 2015, BancWest and First Hawaiian Bank have been required to disclose summary stress test results under the severely adverse scenario. First Hawaiian and First Hawaiian Bank will remain subject to the DFAST company-run stress test requirements after they are no longer controlled by BNPP.

          The Federal Reserve, the FDIC and the Hawaii DFI will consider the results of the company-run stress tests as an important factor in evaluating the capital adequacy of each of First Hawaiian and First Hawaiian Bank, in evaluating any proposed acquisitions and in determining whether any proposed dividends or stock repurchases by First Hawaiian or First Hawaiian Bank may be an unsafe or unsound practice.

          Because BancWest, prior to the Reorganization Transactions, was a U.S. bank holding company with average total consolidated assets of $50 billion or more as of December 31, 2015, it was required to submit an annual capital plan in April 2016 (which we refer to as the "2016 capital plan") as part of the CCAR process that relates to BancWest and its consolidated subsidiaries as of December 31, 2015, including First Hawaiian Bank and Bank of the West. Covered bank holding companies, such as BancWest, may execute capital actions, such as paying dividends and repurchasing stock, only in accordance with a capital plan that has been reviewed and not objected to by the Federal Reserve (or any amendments to such plan). Beginning in April 2017, one or more of First Hawaiian's U.S. holding company parents will be required to submit an annual capital plan on an ongoing basis. The CCAR process is intended to help ensure that these bank holding companies have robust, forward-looking capital planning processes that account for each company's unique risks and that permit continued operation during times of economic and financial stress. Each of the bank holding companies participating in the CCAR process is also required to collect and report certain related data to the Federal Reserve on a monthly and quarterly basis to allow the Federal Reserve to monitor progress against the approved capital plans. Each capital plan must include a view of capital adequacy under the stress test scenarios described above. The CCAR rules, consistent with prior Federal Reserve guidance, also provide that capital plans contemplating dividend payout ratios exceeding 30% of after-tax net income will receive particularly close scrutiny.

          BancWest submitted the 2016 capital plan on April 5, 2016, and the Federal Reserve will publish the results of its supervisory CCAR review of the 2016 capital plan by June 30, 2016. One or more of First Hawaiian's U.S. holding companies will submit a capital plan on or about April 5, 2017 and dividends proposed to be paid by First Hawaiian must be included therein so long as First Hawaiian remains controlled by BNPP. First Hawaiian expects to remain subject to the Federal Reserve's CCAR review, including capital plan requirements, following the completion of this offering and for so long as it remains controlled by BNPP. The Federal Reserve recently amended its capital planning and stress testing rules to, among other things, generally limit the ability of a bank holding company subject to CCAR rules to make quarterly capital distributions — that is, dividends and share repurchases — if the amount of its actual cumulative quarterly capital issuances of instruments that qualify as regulatory capital are less than it had indicated in its submitted capital plan as to which it has received a non-objection from the Federal Reserve. For example, if a bank holding company issues a smaller amount of additional common stock than it had stated in its capital plan, it would be required to reduce common dividends or the amount of common stock repurchases so that the dollar amount of capital distributions, net of the dollar amount of additional common stock issued, or net distributions, is not greater than the dollar amount of net distributions relating to its common stock included in its capital plan, as measured on an aggregate basis beginning in the third quarter of the nine-quarter planning horizon through the end of the then current quarter. However, not raising sufficient amounts of common stock as planned would not affect distributions related to Additional Tier 1 capital or Tier 2 capital instruments. These limitations also contain several important qualifications and exceptions, including that scheduled dividend payments on (as opposed to repurchases of) any Additional Tier 1 capital and Tier 2 capital instruments are not restricted if a bank holding company fails to issue a sufficient amount of such instruments as planned, as well as provisions for certain de minimis excess distributions.

          U.S. Department of Treasury's Assessment Fee Program.    The U.S. Treasury Department issued a rule implementing Section 155 of the Dodd-Frank Act to establish an assessment schedule for top-tier bank holding companies with average total consolidated assets of $50 billion or more to cover expenses associated with the Office of Financial Research, the FSOC and implementation of the Orderly Liquidation Authority by the FDIC. First Hawaiian believes the assessment is not material to its consolidated financial position, results of operations or cash flows.

          Total Loss-Absorbing Capacity.    In October 2015, the Federal Reserve issued a proposed rule that would establish loss-absorbency and related requirements for any U.S. intermediate holding company that is required to be formed pursuant to the Federal Reserve's Regulation YY and is controlled by a global systemically important foreign banking organization (a "foreign G-SIB"). BNPP has been identified by the Financial Stability Board as a G-SIB and we anticipate will be a foreign G-SIB for purposes of the proposed rule. Accordingly, we anticipate BNPP's U.S. intermediate holding company would be subject to these requirements as proposed. The proposed rule addresses U.S. implementation of the Financial Stability Board's total loss-absorbing capacity ("TLAC") principles and term sheet.

          Although the rule as proposed would only apply to a foreign G-SIB's U.S. intermediate holding company and not to that intermediate holding company's subsidiary holding companies, such as First Hawaiian, or depository institutions, such as First Hawaiian Bank, the rule as proposed would impact aspects of the operations of holding companies and depository institutions that are subsidiaries of covered U.S. intermediate holding companies. For example, the proposed regulations would prohibit BNPP's U.S. intermediate holding company from (i) guaranteeing obligations of First Hawaiian and First Hawaiian Bank if an insolvency or receivership of the intermediate holding company could give the counterparty the right to exercise a default right (for example, early termination) against us or the bank and (ii) entering into qualified financial contracts with any person that is not a subsidiary of the intermediate holding company (potentially increasing the number of such contracts that intermediate holding company enters into with its subsidiaries, which may include First Hawaiian or First Hawaiian Bank, which could then enter into offsetting contracts with third parties). Moreover, in the supplementary information accompanying the proposed rule, the Federal Reserve indicated that it is considering imposing, through future rulemakings, TLAC requirements on material operating subsidiaries of covered U.S. intermediate holding companies, which could include First Hawaiian and First Hawaiian Bank.

          Additional Proposed SIFI Rules.    The Federal Reserve has issued several proposed and final rules under its authority to establish enhanced prudential standards for large bank holding companies, including the stress testing and capital adequacy rules discussed above. In addition, in February 2014, the Federal Reserve approved a final rule implementing several heightened prudential requirements, including the following:

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  Enhanced Liquidity Management Standards:  The Federal Reserve's rule focuses on prudential steps to manage liquidity risk, which comprehensively details liquidity risk management responsibilities for boards of directors and senior management, and requires, among other things, maintenance of a liquidity buffer, consisting of assets meeting certain standards, that is sufficient to meet projected net cash outflows and projected loss or impairment of existing funding sources for 30 days over a range of liquidity stress scenarios. To complement these liquidity standards, the Federal Reserve and the other federal banking regulators issued a final rule in September 2014 implementing the liquidity coverage ratio standard derived from the international liquidity standards incorporated into the Basel III framework. See "— Regulatory Capital Requirements" and "— Liquidity Requirements".

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  Enhanced Risk Management Requirements:  Bank holding companies with $50 billion or more in total consolidated assets, and publicly traded bank holding companies with $10 billion or more in total consolidated assets, are required to establish a dedicated risk committee reporting directly to the company's board of directors, comprised of members of the bank holding company's board of directors, which would review and approve the enterprise-wide risk management policies of the company. The risk committee is required to have an independent director as chair, at least one risk management expert who has experience in identifying, assessing, and managing risk exposure of large, complex financial firms, commensurate with the company's capital structure, risk profile, complexity, activities, size and other appropriate risk-related factors, and is subject to certain governance provisions set forth in the rule. Such bank holding companies, including First Hawaiian, are also required to appoint a Chief Risk Officer. Although First Hawaiian expects that it will no longer be subject to the Chief Risk Officer requirements after its average total consolidated assets over its four previous fiscal quarters is below $50 billion, First Hawaiian intends to continue to have a Chief Risk Officer after such time as these requirements no longer apply.

          While the final rule adopted by the Federal Reserve largely implements its prior proposals regarding liquidity and risk management, the final rule does not address the Federal Reserve's proposals regarding early remediation requirements.

          Subsequently, in March 2016, the Federal Reserve proposed rules to establish single-counterparty credit limits as part of the enhanced prudential standards for large bank holding companies. The proposed limits would impose more stringent requirements for credit exposure among major financial institutions. As proposed, the limits would apply to BNPP's U.S. intermediate holding company and its subsidiaries, including First Hawaiian, as well as BNPP. Although the proposed limits may not be applicable to First Hawaiian on a standalone basis, they could have the effect of constraining the management of our credit exposures because of the consolidated application of the limits, including with respect to hedges.

  Acquisitions by Bank Holding Companies

          The BHC Act, the Bank Merger Act, the Hawaii Code and other federal and state statutes regulate acquisitions of banks and other FDIC-insured depository institutions. First Hawaiian must obtain the prior approval of the Federal Reserve before (i) acquiring direct or indirect ownership or control of any voting shares of any bank or bank holding company, if after such acquisition, it will directly or indirectly own or control 5% or more of any class of voting shares of the institution,

(ii) acquiring all or substantially all of the assets of any bank (other than directly through First Hawaiian Bank) or (iii) merging or consolidating with any other bank holding company. Under the Bank Merger Act, the prior approval of the FDIC is required for First Hawaiian Bank to merge with another bank or purchase all or substantially all of the assets or assume any of the deposits of another FDIC-insured depository institution. In reviewing applications seeking approval of merger and acquisition transactions, bank regulators consider, among other things, the competitive effect and public benefits of the transactions, the capital position and managerial resources of the combined organization, the risks to the stability of the U.S. banking or financial system, the applicant's performance record under the CRA, the applicant's compliance with fair housing and other consumer protection laws and the effectiveness of all organizations involved in combating money laundering activities. In addition, failure to implement or maintain adequate compliance programs could cause bank regulators not to approve an acquisition where regulatory approval is required or to prohibit an acquisition even if approval is not required. In addition, pursuant to the Dodd-Frank Act, the BHC Act was amended to require the Federal Reserve to, when evaluating a proposed transaction, consider the extent to which the transaction would result in greater or more concentrated risks to the stability of the United States banking or financial system. Under applicable laws, First Hawaiian may not be permitted to acquire any bank in Hawaii because it controls more than 30% of the total amount of deposits in the Hawaii market. As a result, any further growth in the Hawaii market will most likely have to occur organically rather than by acquisition.

  Dividends

          First Hawaiian is a legal entity separate and distinct from its banking and other subsidiaries. Virtually all of First Hawaiian's income comes from dividends from First Hawaiian Bank, which is also the primary source of First Hawaiian's liquidity and funds to pay dividends on its equity and, if First Hawaiian were to incur debt in the future, interest and principal on its debt. There are statutory and regulatory limitations on the payment of dividends by First Hawaiian Bank to First Hawaiian, as well as by First Hawaiian to its stockholders.

          Federal bank regulators are authorized to determine, under certain circumstances relating to the financial condition of a bank holding company or a bank, that the payment of dividends would be an unsafe or unsound practice and to prohibit payment thereof. In particular, federal bank regulators have stated that paying dividends that deplete a banking organization's capital base to an inadequate level would be an unsafe and unsound banking practice and that banking organizations should generally pay dividends only out of current operating earnings. In addition, the ability of banks and bank holding companies to pay dividends, and the contents of their respective dividend policies, could be impacted by a range of regulatory changes made pursuant to the Dodd-Frank Act, many of which still require final implementing rules to become effective.

          Payment of Dividends by First Hawaiian Bank.    In addition to the restrictions discussed above, First Hawaiian Bank is subject to limitations under Hawaii law regarding the amount of dividends that it may pay to First Hawaiian. In general, under Hawaii law, dividends from First Hawaiian Bank may not exceed the bank's retained earnings provided that the bank will, after the dividend, have the minimum paid-in capital and surplus required under Hawaii law, which, for a bank which has trust operations, is $6.5 million. Hawaii law also effectively restricts a bank from paying a dividend, or the amount of the dividend, unless that bank's capital and surplus is $6.5 million multiplied by 133%, or $8.6 million. This amount is not necessarily indicative of amounts that may be paid or available to be paid in future periods. Under Hawaii banking law, for example, paying "excessive dividends" in relation to a bank's capital position, earnings capacity and asset quality could be deemed to be an unsafe and unsound banking practice. Under the Hawaii Business Corporation Act, a dividend or other distribution may not be made if a bank would not be able to pay its debts as they become due in the ordinary course of business or if its total assets would be less than the sum of its total liabilities and the amounts that would be needed to satisfy shareholders with preferential rights of distribution. In addition, under the FDIA, an insured institution may not pay a dividend if payment would cause it to become undercapitalized or if it already is undercapitalized. See "— Prompt Corrective Action Framework" below.

          Payment of Dividends by First Hawaiian.    As a bank holding company, First Hawaiian is subject to oversight of the Federal Reserve. In particular, the dividend policies and share repurchases of First Hawaiian are reviewed by the Federal Reserve based on the 2016 capital plan and any future capital plan to which First Hawaiian may be subject, and will be assessed against, among other things, First Hawaiian's ability to achieve the required capital ratios under applicable capital rules (including the applicable capital conservative buffer) as they are phased in by U.S. regulators. See "— Enhanced Supervision and Prudential Standards" above and "— Regulatory Capital Requirements" below.

  Transactions with Affiliates

          Transactions between First Hawaiian Bank and its subsidiaries, on the one hand, and First Hawaiian or any other affiliate of First Hawaiian, on the other hand, are regulated under federal banking law. The Federal Reserve Act imposes quantitative and qualitative requirements and collateral requirements on "covered transactions" by First Hawaiian Bank with, or for the benefit of, its affiliates, and generally requires those transactions to be on terms at least as favorable to First Hawaiian Bank as if the transaction were conducted with an unaffiliated third party. Covered transactions are defined by statute to include a loan or extension of credit, as well as a purchase of securities issued by an affiliate, a purchase of assets (unless otherwise exempted by the Federal Reserve) from the affiliate, certain derivative transactions that create a credit exposure to an affiliate, the acceptance of securities issued by the affiliate as collateral for a loan, and the issuance of a guarantee, acceptance or letter of credit on behalf of an affiliate. In general, any such transaction by First Hawaiian Bank or its subsidiaries must be limited to certain thresholds on an individual and aggregate basis and, for credit transactions with any affiliate, must be secured by designated amounts of specified collateral.

          Federal law also limits a bank's authority to extend credit to its directors, executive officers and persons that beneficially own or control more than 10% of any class of the bank's voting stock, as well as to entities controlled by such persons. Among other things, extensions of credit to such insiders are required to be made on terms that are substantially the same as, and follow credit underwriting procedures that are not less stringent than, those prevailing for comparable transactions with unaffiliated persons. Also, the terms of such extensions of credit may not involve more than the normal risk of non-repayment or present other unfavorable features and may not exceed certain limitations on the amount of credit extended to such persons individually and in the aggregate. Certain extensions of credit also require the approval of First Hawaiian Bank's board of directors.

  Source of Strength

          Federal law requires bank holding companies to act as a source of financial and managerial strength to their subsidiary banks. Under this requirement, First Hawaiian is expected to commit resources to support First Hawaiian Bank, including at times when First Hawaiian may not be in a financial position to provide such resources, and it may not be in its, or its stockholders' or creditors', best interests to do so. In addition, any capital loans First Hawaiian makes to First Hawaiian Bank are subordinate in right of payment to depositors and to certain other indebtedness of First Hawaiian Bank. In the event of First Hawaiian's bankruptcy, any commitment by First Hawaiian to a federal bank regulatory agency to maintain the capital of First Hawaiian Bank will be assumed by the bankruptcy trustee and entitled to priority of payment.

  Liability of Commonly Controlled Institutions

          Under the FDIA, FDIC-insured depository institutions can be held liable for any loss incurred, or reasonably expected to be incurred, by the FDIC in connection with the default of another insured depository institution controlled by the same bank holding company and for any assistance provided by the FDIC to another FDIC-insured depository institution that is in danger of default and that is controlled by the same bank holding company. "Default" means generally the appointment of a conservator or receiver for the institution. "In danger of default" means generally the existence of certain conditions indicating that a default is likely to occur in the absence of regulatory assistance. This cross-guarantee liability for a loss at a commonly controlled insured institution is subordinated in right of payment to deposit liabilities, secured obligations, any other general or senior liability and any obligation subordinated to depositors or other general creditors, other than obligations owed to any affiliate of the depository institution (with certain exceptions). Under this cross-guarantee liability requirement, while First Hawaiian Bank is under common control with Bank of the West (which we expect to continue until such time as we are no longer controlled by BNPP), First Hawaiian Bank could be held liable for any FDIC losses that occur in the event of a default or threat of default of Bank of the West.

  Regulatory Capital Requirements

          Capital Guidelines Applicable to Top-Tier Holding Companies.    The Federal Reserve monitors the capital adequacy of First Hawaiian on a consolidated basis, and the FDIC and the Hawaii DFI monitor the capital adequacy of First Hawaiian Bank. The bank regulators currently use a combination of risk-based guidelines and a leverage ratio to evaluate capital adequacy.

          In July 2013, the federal bank regulators approved final rules (the "New Capital Rules"), implementing the Basel Committee's December 2010 final capital framework for strengthening international capital standards (Basel III) and various provisions of the Dodd-Frank Act. The New Capital Rules substantially revise the risk-based capital requirements applicable to bank holding companies and banks, including First Hawaiian and First Hawaiian Bank, compared to the previous risk-based capital rules that were based on the 1988 capital accord (Basel I), as implemented by the federal bank regulators. The New Capital Rules revise the components of capital and address other issues affecting the numerator in regulatory capital ratio calculations. The New Capital Rules also address risk weights and other issues affecting the denominator in regulatory capital ratio calculations, including by replacing the existing risk-weighting approach derived from Basel I with a more risk-sensitive approach based, in part, on the standardized approach adopted by the Basel Committee in its 2004 capital accords (Basel II). The New Capital Rules also implement the requirements of Section 939A of the Dodd-Frank Act to remove references to credit ratings from the federal bank regulators' rules. Subject to a phase-in period for various provisions, the New Capital Rules became effective for First Hawaiian and for First Hawaiian Bank on January 1, 2015.

          The New Capital Rules, among other things, (i) introduce a new capital measure called "Common Equity Tier 1" ("CET1"), (ii) specify that Tier 1 capital consists of CET1 and "Additional Tier 1 capital" instruments meeting specified requirements, (iii) define CET1 narrowly by requiring that most deductions/adjustments to regulatory capital measures be made to CET1 and not to the other components of capital and (iv) expand the scope of the deductions/adjustments to capital as compared to existing regulations.

          Under the New Capital Rules, the minimum capital ratios that became effective on January 1, 2015 are as follows:

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  4.5% CET1 to risk-weighted assets,

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  6% Tier 1 capital (that is, CET1 plus Additional Tier 1 capital) to risk-weighted assets,

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  8% total capital (that is, Tier 1 capital plus Tier 2 capital) to risk-weighted assets, and

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  4% Tier 1 capital to average quarterly assets.

          The New Capital Rules also introduce a new capital conservation buffer designed to absorb losses during periods of economic stress. The capital conservation buffer is composed entirely of CET1, on top of these minimum risk-weighted asset ratios. In addition, the New Capital Rules provide for a countercyclical capital buffer applicable only to certain covered institutions. First Hawaiian does not expect the countercyclical capital buffer to be applicable to First Hawaiian or First Hawaiian Bank. Banking institutions with a ratio of CET1 to risk-weighted assets above the minimum but below the capital conservation buffer (or below the combined capital conservation buffer and countercyclical capital buffer, when the latter is applied) face constraints on dividends, equity repurchases and compensation based on the amount of the shortfall.

          The implementation of the capital conservation buffer began on January 1, 2016 at the 0.625% level and will be phased in over a three-year period (increasing by 0.625% on each subsequent January 1, until it reaches 2.5% on January 1, 2019). When fully phased-in, the New Capital Rules will require First Hawaiian and First Hawaiian Bank to maintain such additional capital conservation buffer of 2.5% of CET1, effectively resulting in minimum ratios of (i) 7% CET1 to risk-weighted assets, (ii) 8.5% Tier 1 capital to risk-weighted assets, and (iii) 10.5% total capital to risk-weighted assets. In addition, as described above, First Hawaiian currently is also subject to the Federal Reserve's capital plan rule and supervisory CCAR program, pursuant to which its ability to make capital distributions and repurchase or redeem capital securities may be limited unless it is able to demonstrate its ability to meet applicable minimum capital ratios (calculated under the general risk-based capital rules), as well as other requirements, over a nine quarter planning horizon under a "severely adverse" macroeconomic scenario generated yearly by the federal bank regulators. See "— Enhanced Prudential Standards — Comprehensive Capital Analysis and Review" for more information on these topics.

          The New Capital Rules provide for a number of deductions from and adjustments to CET1. These include, for example, the requirement that mortgage servicing rights, certain deferred tax assets and significant investments in non-consolidated financial entities be deducted from CET1 to the extent that any one such category exceeds 10% of CET1 or all such categories in the aggregate exceed 15% of CET1.

          Implementation of the deductions and other adjustments to CET1 began on January 1, 2015 and is being phased-in over a four-year period (beginning at 40% on January 1, 2015 and an additional 20% per year thereafter).

          The New Capital Rules also prescribe a new standardized approach for risk weightings that expands the risk-weighting categories from the four Basel I-derived categories (0%, 20%, 50% and 100%) to a much larger and more risk-sensitive number of categories, depending on the nature of the assets, generally ranging from 0%, for U.S. government and agency securities, to 600% for certain equity exposures, and resulting in higher risk weights for a variety of asset categories.

          Bank holding companies and banks are also required to comply with minimum leverage ratio requirements. These requirements provide for a minimum ratio of Tier 1 capital to total consolidated quarterly average assets (as defined for regulatory purposes), net of the loan loss reserve, goodwill and certain other intangible assets (which we refer to as the "leverage ratio") of 4.0% for all bank holding companies.

          With respect to First Hawaiian Bank, the New Capital Rules also revise the prompt corrective action regulations pursuant to Section 38 of the FDIA. See "— Prompt Corrective Action Framework".

          Regulatory Capital Requirements Applicable while First Hawaiian is controlled by BNPP.    On July 1, 2016, BNPP transferred its interest in First Hawaiian to BWC in connection with BNPP's establishment of its U.S. intermediate holding company as required pursuant to the Federal Reserve's Regulation YY. As of and since such date, regulatory capital requirements have applied to BNPP's U.S. intermediate holding company on a consolidated basis and not to First Hawaiian as a lower-tier bank holding company subsidiary of BNPP. However, failure by the intermediate holding company to meet its regulatory capital requirements could impact First Hawaiian's activities and operations. See "—Acquisitions by Bank Holding Companies" above and "—Prompt Corrective Action Framework" below. Nonetheless, First Hawaiian intends to monitor its capital adequacy in a manner that would result in First Hawaiian satisfying the capital requirements described herein and as applicable to a top-tier U.S. bank holding company. First Hawaiian expects that the capital requirements described herein will apply to First Hawaiian as a top-tier U.S. bank holding company following the time at which First Hawaiian ceases to be controlled by BNPP.

  Liquidity Requirements
          Historically, the regulation and monitoring of bank and bank holding company liquidity has been addressed as a supervisory matter, without required formulaic measures. The Basel III final framework requires banks and bank holding companies to measure their liquidity against specific liquidity tests that, although similar in some respects to liquidity measures historically applied by banks and regulators for management and supervisory purposes, going forward would be required by regulation. One test, referred to as the liquidity coverage ratio (the "LCR"), is designed to ensure that the banking entity maintains an adequate level of unencumbered high-quality liquid assets equal to the entity's expected net cash outflow for a 30-day time horizon (or, if greater, 25% of its expected total cash outflow) under an acute liquidity stress scenario.

          In September 2014, the federal bank regulators approved final rules implementing the LCR for advanced approaches banking organizations (i.e., banking organizations with $250 billion or more in total consolidated assets or $10 billion or more in total on-balance sheet foreign exposure) and a modified version of the LCR for bank holding companies with at least $50 billion in total consolidated assets that are not advanced approach banking organizations.

          Because BancWest was a bank holding company with greater than $50 billion in total consolidated assets prior to the Reorganization Transactions, the modified version of the LCR currently applies to First Hawaiian. Among other differences from the full LCR requirements, the modified LCR only uses a 21-day time horizon for calculating the level of required high-quality liquid assets under a stress scenario. The LCR requirements, adopted in September 2014, are currently being phased in over a two-year period ending January 1, 2017, with 90% compliance on January 1, 2016 and 100% compliance on January 1, 2017. First Hawaiian expects that the modified LCR requirements will no longer apply to First Hawaiian after its average total consolidated assets over its four previous fiscal quarters is below $50 billion.

          The Basel III framework also included a second test, referred to as the net stable funding ratio (the "NSFR"), which is designed to promote more medium- and long-term funding of the assets and activities of banking entities over a one-year time horizon. Although the Basel Committee finalized its formulation of the NSFR in 2014, the federal bank regulators have not yet proposed rules to implement the NSFR, but the Federal Reserve has stated its intent to adopt a version of this measure as well.

          The Federal Reserve's heightened prudential requirements for bank holding companies with $50 billion or more of consolidated total assets also include enhanced liquidity standards, as discussed above under "— Enhanced Prudential Standards".

  Prompt Corrective Action Framework

          The FDIA requires the federal bank regulators to take prompt corrective action in respect of depository institutions that fail to meet specified capital requirements. The FDIA establishes five capital categories ("well-capitalized", "adequately capitalized", "undercapitalized", "significantly undercapitalized" and "critically undercapitalized"), and the federal bank regulators are required to take certain mandatory supervisory actions, and are authorized to take other discretionary actions, with respect to institutions that are undercapitalized, significantly undercapitalized or critically undercapitalized. The severity of these mandatory and discretionary supervisory actions depends upon the capital category in which the institution is placed. Generally, subject to a narrow exception, the FDIA requires the regulator to appoint a receiver or conservator for an institution that is critically undercapitalized.

          Currently, an insured depository institution generally will be classified in the following categories based on the capital measures indicated:

"Well capitalized"	"Adequately capitalized"
• Total capital ratio of at least 10%,	• Total capital ratio of at least 8%,
• CET1 capital ratio of at least 6.5%,	• CET1 capital ratio of at least 4.5%,
• Tier 1 capital ratio of at least 8%,	• Tier 1 capital ratio of at least 6%, and
• Tier 1 leverage ratio of at least 5%, and	• Tier 1 leverage ratio of at least 4%.
• Not subject to any order or written directive requiring a specific capital level.
"Undercapitalized"	"Significantly undercapitalized"
• Total capital ratio of less than 8%,	• Total capital ratio of less than 6%,
• CET1 capital ratio of less than 4.5%,	• CET1 capital ratio of less than 3%,
• Tier 1 capital ratio of less than 6%, or	• Tier 1 capital ratio of less than 4%, or
• Tier 1 leverage ratio of less than 4%.	• Tier 1 leverage ratio of less than 3%.
"Critically undercapitalized"
• Tangible equity to average quarterly tangible assets of 2% or less.

          An institution may be downgraded to, or deemed to be in, a capital category that is lower than indicated by its capital ratios if it is determined to be in an unsafe or unsound condition or if it receives an unsatisfactory examination rating with respect to certain matters. A bank's capital category is determined solely for the purpose of applying prompt corrective action regulations, and the capital category may not constitute an accurate representation of the bank's overall financial condition or prospects for other purposes.

          As of March 31, 2016, First Hawaiian and First Hawaiian Bank were well capitalized with Tier 1 capital ratios of 12.55% and 12.52%, respectively, total capital ratios of 13.71% and 13.67%, respectively, and Tier 1 leverage ratios of 8.18% and 8.16%, respectively, in each case calculated under the currently applicable risk-based capital guidelines. As of March 31, 2016, First Hawaiian and First Hawaiian Bank would have reported the same capital ratios, as noted above, had the New Capital Rules been fully phased in as of the calculation date. The CET1 ratios and Tier 1 capital ratios calculated in accordance with the New Capital Rules presented are unaudited, non-GAAP financial measures. These ratios are calculated based on First Hawaiian's estimates of the required adjustments under the New Capital Rules to the current regulatory-required calculation of risk-weighted assets and estimates of the application of provisions of the New Capital Rules to be phased in over time. First Hawaiian believes these estimates are reasonable, but they may ultimately be incorrect as First Hawaiian finalizes its calculations under the New Capital Rules. For more information on these financial measures, including reconciliations to First Hawaiian and First Hawaiian Bank's Tier 1 capital ratio, see "Management's Discussion and Analysis of Financial Condition and Results of Operations — Capital" and "Note 10. Regulatory Capital Requirements" in the notes to the unaudited interim condensed combined financial statements included elsewhere in the registration statement of which this prospectus forms a part.

          An institution that is categorized as undercapitalized, significantly undercapitalized or critically undercapitalized is required to submit an acceptable capital restoration plan to its appropriate federal bank regulator. Under the FDIA, in order for the capital restoration plan to be accepted by the appropriate federal banking agency, a bank holding company must guarantee that a subsidiary depository institution will comply with its capital restoration plan, subject to certain limitations. The bank holding company must also provide appropriate assurances of performance. The obligation of a controlling bank holding company under the FDIA to fund a capital restoration plan is limited to the lesser of 5% of an undercapitalized subsidiary's assets or the amount required to meet regulatory capital requirements. An undercapitalized institution is also generally prohibited from increasing its average total assets, making acquisitions, establishing any branches or engaging in any new line of business, except in accordance with an accepted capital restoration plan or with the approval of the FDIC. Institutions are also generally prohibited from making any capital distributions (including payment of a dividend) or paying any management fee to its parent holding company if the institution is or would thereafter become undercapitalized. Institutions that are undercapitalized or significantly undercapitalized and either fail to submit an acceptable capital restoration plan or fail to implement an approved capital restoration plan may be subject to a number of requirements and restrictions, including orders to sell sufficient voting stock to become adequately capitalized, orders to elect new boards of directors, requirements to reduce total assets and cessation of receipt of deposits from correspondent banks. Critically undercapitalized institutions are subject to appointment of a receiver or conservator.

          In addition, the FDIA prohibits insured depository institutions from accepting brokered deposits or offering interest rates on any deposits significantly higher than the prevailing rate in the bank's normal market area or nationally (depending upon where the deposits are solicited), unless it is well capitalized or is adequately capitalized and receives a waiver from the FDIC. A depository institution that is adequately capitalized and that accepts brokered deposits under a waiver from the FDIC may not pay an interest rate on any deposit in excess of 75 basis points over certain prevailing market rates. The FDIA imposes no such restrictions on a bank that is well capitalized.

  Safety and Soundness Standards

          The FDIA requires the federal bank regulators to prescribe standards, by regulations or guidelines, relating to internal controls, information systems and internal audit systems, loan documentation, credit underwriting, interest rate risk exposure, asset growth, asset quality, earnings, stock valuation and compensation, fees and benefits, and such other operational and managerial standards as the agencies deem appropriate. Guidelines adopted by the federal bank regulatory agencies establish general standards relating to internal controls and information systems, internal audit systems, loan documentation, credit underwriting, interest rate exposure, asset growth and compensation, fees and benefits. In general, these guidelines require, among other things, appropriate systems and practices to identify and manage the risk and exposures specified in the guidelines. These guidelines also prohibit excessive compensation as an unsafe and unsound practice and describe compensation as excessive when the amounts paid are unreasonable or disproportionate to the services performed by an executive officer, employee, director or principal stockholder. In addition, the agencies adopted regulations that authorize, but do not require, an agency to order an institution that has been given notice by an agency that it is not satisfying any of such safety and soundness standards to submit a compliance plan. If, after being so notified, an institution fails to submit an acceptable compliance plan or fails in any material respect to implement an acceptable compliance plan, the bank regulator must issue an order directing action to correct the deficiency and may issue an order directing other actions of the types to which an undercapitalized institution may be subject under the FDIA. See "— Prompt Corrective Action Framework". If an institution fails to comply with such an order, the bank regulator may seek to enforce such order in judicial proceedings and to impose civil money penalties.

  Deposit Insurance

          FDIC Insurance Assessments.    As an FDIC-insured bank, First Hawaiian Bank must pay deposit insurance assessments to the FDIC based on its average total assets minus its average tangible equity. For institutions with $10 billion or more in assets, such as First Hawaiian Bank, the FDIC uses a performance score and a loss-severity score that are used to calculate an initial assessment rate. In calculating these scores, the FDIC uses a bank's capital level and supervisory ratings and certain financial measures to assess an institution's ability to withstand asset-related stress and funding-related stress. The FDIC also has the ability to make discretionary adjustments to the total score based upon significant risk factors that are not adequately captured in the calculations. In addition to ordinary assessments described above, the FDIC has the ability to impose special assessments in certain instances.

          The FDIC's deposit insurance fund is currently underfunded, and the FDIC has raised assessment rates and imposed special assessments on certain institutions during recent years to raise funds. The FDIA establishes a minimum ratio of deposit insurance reserves to estimated insured deposits, the designated reserve ratio, of 1.15% prior to September 2020 and 1.35% thereafter. In October 2010, the FDIC adopted a restoration plan to ensure that the fund reserve ratio reaches 1.35% and, on October 22, 2015, the FDIC issued a proposed rule to implement this restoration plan. Under the proposed rule, the assessment schedule for all banks would decrease by 0.02% or more beginning in the quarter after the fund reserve ratio reaches 1.15%. Thereafter, banks with more than $10 billion in total assets would be required to pay "surcharge assessments" at an annual rate of 0.045% to bring the fund's reserve ratio to 1.35% by the end of 2018. If the fund's reserve ratio does not reach 1.35% by the end of 2018, the FDIC is expected to impose a one-time special assessment in the first quarter of 2019. The FDIC will, at least semi-annually, update its income and loss projections for the Deposit Insurance Fund and, if necessary, propose rules to further increase assessment rates.

          In addition, on January 12, 2010, the FDIC announced that it would seek public comment on whether banks with compensation plans that encourage risky behavior should be charged higher deposit assessment rates than such banks would otherwise be charged. Comments were due February 18, 2010. As of February 2016, no rule has been adopted.

          Under the FDIA, the FDIC may terminate deposit insurance upon a finding that the institution has engaged in unsafe and unsound practices, is in an unsafe or unsound condition to continue operations, or has violated any applicable law, regulation, rule, order or condition imposed by the FDIC.

          Other Assessments.    In addition, the Deposit Insurance Funds Act of 1996 authorized the Financing Corporation to impose assessments on deposit insurance fund applicable deposits in order to service the interest on the Financing Corporation's bond obligations from deposit insurance fund assessments. The amount assessed on individual institutions is in addition to the amount, if any, paid for deposit insurance according to the FDIC's risk-related assessment rate schedules. Assessment rates may be adjusted quarterly to reflect changes in the assessment base.

  The Volcker Rule

          The Dodd-Frank Act generally prohibits banks and their affiliates from engaging in proprietary trading and investing in and sponsoring hedge funds and private equity funds (the "Volcker Rule"). In December 2013, federal regulators adopted final rules to implement the Volcker Rule. The Volcker Rule has not had a material effect on First Hawaiian's operations, as First Hawaiian does not have any significant engagement in the businesses prohibited by the Volcker Rule. First Hawaiian has incurred costs to adopt additional policies and systems to ensure compliance with the Volcker Rule, but such costs have not been material.

  Depositor Preference

          Under federal law, depositors (including the FDIC with respect to the subrogated claims of insured depositors) and certain claims for administrative expenses of the FDIC as receiver would be afforded a priority over other general unsecured claims against such an institution in the "liquidation or other resolution" of such an institution by any receiver.

  Interchange Fees

          Under the Durbin Amendment to the Dodd-Frank Act, the Federal Reserve adopted rules establishing standards for assessing whether the interchange fees that may be charged with respect to certain electronic debit transactions are "reasonable and proportional" to the costs incurred by issuers for processing such transactions.

          Interchange fees, or "swipe" fees, are charges that merchants pay to First Hawaiian Bank and other card-issuing banks for processing electronic payment transactions. Under the final rules, the maximum permissible interchange fee is equal to no more than 21 cents plus 5 basis points of the transaction value for many types of debit interchange transactions. The Federal Reserve also adopted a rule to allow a debit card issuer to recover 1 cent per transaction for fraud prevention purposes if the issuer complies with certain fraud-related requirements required by the Federal Reserve. The Federal Reserve also has rules governing routing and exclusivity that require issuers to offer two unaffiliated networks for routing transactions on each debit or prepaid product.

          On July 31, 2013, the U.S. District Court for the District of Columbia found the interchange fee cap and the exclusivity provision adopted by the Federal Reserve to be invalid. The U.S. Court of Appeals for the District of Columbia (the "D.C. Circuit") reversed this decision on March 21, 2014, generally upholding the Federal Reserve's interpretation of the Durbin Amendment and the Federal Reserve's rules implementing it. On August 18, 2014, the plaintiffs in this litigation filed a petition for a writ of certiorari asking the U.S. Supreme Court to review the D.C. Circuit's decision with respect to the interchange fee cap, but on January 20, 2015, the U.S. Supreme Court denied the plaintiff's petition, effectively upholding the Federal Reserve's interpretation of the Durbin Amendment.

  Consumer Financial Protection

          First Hawaiian is subject to a number of federal and state consumer protection laws that extensively govern First Hawaiian's relationship with its customers. These laws include the Equal Credit Opportunity Act, the Fair Credit Reporting Act, the Truth in Lending Act, the Truth in Savings Act, the Electronic Fund Transfer Act, the Expedited Funds Availability Act, the Home Mortgage Disclosure Act, the Fair Housing Act, the Real Estate Settlement Procedures Act, the Fair Debt Collection Practices Act, the Service Members Civil Relief Act and these laws' respective state-law counterparts, as well as state usury laws and laws regarding unfair and deceptive acts and practices. These and other federal and state laws require, among other things, disclosures of the cost of credit and terms of deposit accounts, provide substantive consumer rights, prohibit discrimination in credit transactions, regulate the use of credit report information, provide financial privacy protections, prohibit unfair, deceptive and abusive practices, restrict First Hawaiian's ability to raise interest rates and subject First Hawaiian to substantial regulatory oversight. Violations of applicable consumer protection laws can result in significant potential liability from litigation brought by customers, including actual damages, restitution and attorneys' fees. Federal bank regulators, state attorneys general and state and local consumer protection agencies may also seek to enforce consumer protection requirements and obtain these and other remedies, including regulatory sanctions, customer rescission rights, action by the state and local attorneys general in each jurisdiction in which First Hawaiian operates and civil money penalties. Failure to comply with consumer protection requirements may also result in the failure to obtain any required bank regulatory approval for merger or acquisition transactions First Hawaiian may wish to pursue or First Hawaiian's prohibition from engaging in such transactions even if approval is not required.

          The Dodd-Frank Act created a new, independent federal agency, the CFPB, which was granted broad rulemaking, supervisory and enforcement powers under various federal consumer financial protection laws. The CFPB is also authorized to engage in consumer financial education, track consumer complaints, request data and promote the availability of financial services to underserved consumers and communities. The CFPB has examination and enforcement authority over banks with assets of $10 billion or more, as well as their affiliates.

          The consumer protection provisions of the Dodd-Frank Act and the examination, supervision and enforcement of those laws and implementing regulations by the CFPB have created a more intense and complex environment for consumer finance regulation. The CFPB has significant authority to implement and enforce federal consumer finance laws, including the Truth in Lending Act, the Equal Credit Opportunity Act and new requirements for financial services products provided for in the Dodd-Frank Act, as well as the authority to identify and prohibit unfair, deceptive or abusive acts and practices. The Dodd-Frank Act authorizes the CFPB to establish certain minimum standards for the origination of residential mortgages including a determination of the borrower's ability to repay. In addition, the Dodd-Frank Act allows borrowers to raise certain defenses to foreclosure if they receive any loan other than a "qualified mortgage" as defined by the CFPB.

          The CFPB has finalized a number of significant rules which impact nearly every aspect of the lifecycle of a residential mortgage loan. These rules implement the Dodd-Frank Act amendments to the Equal Credit Opportunity Act, the Truth in Lending Act and the Real Estate Settlement Procedures Act. Among other things, the rules adopted by the CFPB require banks to: (i) develop and implement procedures to ensure compliance with a "reasonable ability to repay" test and identify whether a loan meets a new definition for a "qualified mortgage", in which case a rebuttable presumption exists that the creditor extending the loan has satisfied the reasonable ability to repay test; (ii) implement new or revised disclosures, policies and procedures for originating and servicing mortgages including, but not limited to, pre-loan counseling, early intervention with delinquent borrowers and specific loss mitigation procedures for loans secured by a borrower's principal residence; (iii) comply with additional restrictions on mortgage loan originator hiring and compensation; (iv) comply with new disclosure requirements and standards for appraisals and certain financial products; and (v) maintain escrow accounts for higher-priced mortgage loans for a longer period of time. First Hawaiian is continuing to analyze the impact that such rules may have on its business.

          The review of products and practices to prevent unfair, deceptive or abusive acts and practices is a continuing focus of the CFPB, and of banking regulators more broadly. The ultimate impact of this heightened scrutiny is uncertain but could result in changes to pricing, practices, products and procedures. It could also result in increased costs related to regulatory oversight, supervision and examination, additional remediation efforts and possible penalties. In addition, the Dodd-Frank Act provides the CFPB with broad supervisory, examination and enforcement authority over various consumer financial products and services, including the ability to require reimbursements and other payments to customers for alleged legal violations and to impose significant penalties, as well as injunctive relief that prohibits lenders from engaging in allegedly unlawful practices. The CFPB also has the authority to obtain cease and desist orders providing for affirmative relief or monetary penalties. The Dodd-Frank Act does not prevent states from adopting stricter consumer protection standards. State regulation of financial products and potential enforcement actions could also adversely affect First Hawaiian's business, financial condition or results of operations.

  Community Reinvestment Act of 1977

          Under the CRA, First Hawaiian Bank has an obligation, consistent with safe and sound operations, to help meet the credit needs of the market areas where it operates, which includes providing credit to low- and moderate-income individuals and communities. In connection with its examination of First Hawaiian Bank, the FDIC is required to assess First Hawaiian Bank's compliance with the CRA. First Hawaiian Bank's failure to comply with the CRA could, among other things, result in the denial or delay in certain corporate applications filed by First Hawaiian or First Hawaiian Bank, including applications for branch openings or relocations and applications to acquire, merge or consolidate with another banking institution or holding company. First Hawaiian Bank received a rating of "outstanding" in its most recently completed CRA examination.

  Financial Privacy

          The federal bank regulators have adopted rules limiting the ability of banks and other financial institutions to disclose non-public information about consumers to unaffiliated third parties. These limitations require disclosure of privacy policies to consumers and, in some circumstances, allow consumers to prevent disclosure of certain personal information to a nonaffiliated third party. These regulations affect how consumer information is transmitted through diversified financial companies and conveyed to outside vendors. In addition, consumers may also prevent disclosure of certain information among affiliated companies that is assembled or used to determine eligibility for a product or service, such as that shown on consumer credit reports and asset and income information from applications. Consumers also have the option to direct banks and other financial institutions not to share information about transactions and experiences with affiliated companies for the purpose of marketing products or services.

  Anti-Money Laundering and the USA PATRIOT ACT

          A major focus of governmental policy on financial institutions in recent years has been aimed at combating money laundering and terrorist financing. The USA PATRIOT Act of 2001 substantially broadened the scope of United States anti-money laundering laws and regulations by imposing significant new compliance and due diligence obligations, creating new crimes and penalties and expanding the extra-territorial jurisdiction of the United States. Financial institutions are also prohibited from entering into specified financial transactions and account relationships and must use enhanced due diligence procedures in their dealings with certain types of high-risk customers and implement a written customer identification program. Financial institutions must take certain steps to assist government agencies in detecting and preventing money laundering and report certain types of suspicious transactions. Regulatory authorities routinely examine financial institutions for compliance with these obligations, and failure of a financial institution to maintain and implement adequate programs to combat money laundering and terrorist financing, or to comply with all of the relevant laws or regulations, could have serious legal and reputational consequences for the institution, including causing applicable bank regulatory authorities not to approve merger or acquisition transactions when regulatory approval is required or to prohibit such transactions even if approval is not required. Regulatory authorities have imposed cease and desist orders and civil money penalties against institutions found to be violating these obligations.

  Office of Foreign Assets Control Regulation

          The U.S. Treasury Department's OFAC administers and enforces economic and trade sanctions against targeted foreign countries and regimes, under authority of various laws, including designated foreign countries, nationals and others. OFAC publishes lists of specially designated targets and countries. First Hawaiian and First Hawaiian Bank are responsible for, among other things, blocking accounts of, and transactions with, such targets and countries, prohibiting unlicensed trade and financial transactions with them and reporting blocked transactions after their occurrence. Failure to comply with these sanctions could have serious legal and reputational consequences, including causing applicable bank regulatory authorities not to approve merger or acquisition transactions when regulatory approval is required or to prohibit such transactions even if approval is not required.

  Incentive Compensation

          The Dodd-Frank Act requires the federal bank regulators and the SEC to establish joint regulations or guidelines prohibiting incentive-based payment arrangements at specified regulated entities, including First Hawaiian and First Hawaiian Bank, having at least $1 billion in total assets that encourage inappropriate risks by providing an executive officer, employee, director or principal stockholder with excessive compensation, fees or benefits or that could lead to material financial loss to the entity. In addition, these regulators must establish regulations or guidelines requiring enhanced disclosure to regulators of incentive-based compensation arrangements. The agencies proposed such regulations initially in April 2011 and again in April and May 2016, but the regulations have not been finalized. If the regulations are adopted in the form proposed, they may impose limitations on the manner in which First Hawaiian structures its compensation for certain individuals.

          In June 2010, the Federal Reserve and FDIC issued comprehensive final guidance on incentive compensation policies intended to ensure that the incentive compensation policies of banking organizations do not undermine the safety and soundness of such organizations by encouraging excessive risk-taking. The guidance, which covers all employees that have the ability to materially affect the risk profile of an organization, either individually or as part of a group, is based upon the key principles that a banking organization's incentive compensation arrangements should (i) provide incentives that appropriately balance risk and financial results in a manner that does not encourage employees to expose their organizations to imprudent risk, (ii) be compatible with effective internal controls and risk management and (iii) be supported by strong corporate governance, including active and effective oversight by the organization's board of directors. These three principles are incorporated into the proposed joint compensation regulations under the Dodd-Frank Act, discussed above.

          The Federal Reserve will review, as part of the regular, risk-focused examination process, the incentive compensation arrangements of banking organizations, such as First Hawaiian, that are not "large, complex banking organizations". These reviews will be tailored to each organization based on the scope and complexity of the organization's activities and the prevalence of incentive compensation arrangements. The findings of the supervisory initiatives will be included in reports of examination. Deficiencies will be incorporated into the organization's supervisory ratings, which can affect the organization's ability to make acquisitions and take other actions. Enforcement actions may be taken against a banking organization if its incentive compensation arrangements, or related risk management control or governance processes, pose a risk to the organization's safety and soundness and the organization is not taking prompt and effective measures to correct the deficiencies.

  Future Legislation and Regulation

          Congress may enact legislation from time to time that affects the regulation of the financial services industry, and state legislatures may enact legislation from time to time affecting the regulation of financial institutions chartered by or operating in those states. Federal and state regulatory agencies also periodically propose and adopt changes to their regulations or change the manner in which existing regulations are applied. The substance or impact of pending or future legislation or regulation, or the application thereof, cannot be predicted, although enactment of the proposed legislation could impact the regulatory structure under which First Hawaiian operates and may significantly increase its costs, impede the efficiency of its internal business processes, require First Hawaiian to increase its regulatory capital and modify its business strategy, and limit its ability to pursue business opportunities in an efficient manner. First Hawaiian's business, financial condition, results of operations or prospects may be adversely affected, perhaps materially, as a result.

MANAGEMENT

Directors and Executive Officers

          The following table sets forth biographical information regarding our directors and executive officers following the completion of the Reorganization Transactions:

Name	Age	Position
Robert S. Harrison	56	Chairman of the Board of Directors and Chief Executive Officer
Matthew Cox	55	Director
W. Allen Doane	68	Director
Thibault Fulconis	50	Director
Gérard Gil	66	Director
Jean-Milan Givadinovitch	60	Director
J. Michael Shepherd	60	Director
Allen B. Uyeda	66	Director
Michel Vial	59	Director
Eric K. Yeaman	48	President and Chief Operating Officer
Alan H. Arizumi	57	Vice Chairman of Wealth Management and Consumer Banking
Gary Caulfield	65	Vice Chairman and Chief Information Officer
Robert T. Fujioka	64	Vice Chairman and Chief Lending Officer
Albert M. Yamada	66	Vice Chairman, Chief Administrative Officer and Secretary
Michael Ching	44	Executive Vice President, Chief Financial Officer and Treasurer
Ralph M. Mesick	56	Executive Vice President and Chief Risk Officer

          A brief biography of each person who will serve as a director or officer following the completion of the Reorganization Transactions is set forth below:

          Robert S. Harrison, the Chairman and Chief Executive Officer of First Hawaiian, has been the Chief Executive Officer of First Hawaiian Bank since January 2012 and the Chairman of the bank's board of directors since May 2014. Mr. Harrison served as the Chief Operating Officer of First Hawaiian Bank from December 2009 to January 2012 and as its President from December 2009 to June 2015. He was named Vice Chairman of First Hawaiian Bank in 2007 and served as the bank's Chief Risk Officer from 2006 to 2009. Mr. Harrison joined First Hawaiian Bank's Retail Banking group in 1996 and has over 27 years of experience in the financial services industry in Hawaii and on the U.S. mainland. Prior to the Reorganization Transactions, he served as Vice Chairman of BancWest. Mr. Harrison serves on the board of Alexander & Baldwin, Inc., a Hawaii publicly traded company with interests in, among other things, commercial real estate and real estate development. He also serves as the Chairman of Hawaii Medical Service Association, the Hawaii Business Roundtable and is the President of the Hawaii Bankers Association. He is a member of the boards of Hawaii Community Foundation and Blood Bank of Hawaii. Mr. Harrison holds a bachelor's degree in applied mathematics from the University of California, Los Angeles and an M.B.A. from Cornell University.

          Mr. Harrison's qualifications to serve on First Hawaiian's board of directors include his operating, management and leadership experience as First Hawaiian Bank's Chairman and Chief Executive Officer, as well as his prior experience as First Hawaiian Bank's President and Chief Operating Officer and as its Chief Risk Officer. Mr. Harrison has extensive knowledge of, and has made significant contributions to, the growth of First Hawaiian and First Hawaiian Bank. Mr. Harrison also brings to First Hawaiian's board of directors his expertise in the financial services industry generally and in Hawaii in particular.

          Matthew Cox, a member of the board of directors and both the audit and compensation committees of First Hawaiian, has served on the First Hawaiian Bank board of directors and risk committee since 2014. He has been Chief Executive Officer of Matson, Inc., a public company and leading carrier for ocean transportation services in the Pacific, since 2012, having previously served as President, Chief Operating Officer and Chief Financial Officer. Mr. Cox brings to the board of directors of First Hawaiian extensive experience in supervising and performing company financial functions. Prior to joining Matson, Inc. in 2001, he served as Chief Operating Officer and Chief Financial Officer for Distribution Dynamics, Inc., a provider of outsourced logistics, inventory management and integrated information services that is now a division of Anixter Industries, a Fortune 500 public company. Mr. Cox also previously held executive and financial positions with American President Lines, Ltd., a global container transportation company owned by Neptune Orient Lines, which is listed on the Singapore Exchange. Mr. Cox serves on the audit committee of the Standard Club as well as on the advisory boards of Catholic Charities of Hawaii and the University of Hawaii Shidler College of Business, and, from 2008 to 2012, he served on the board of the Pacific Maritime Association. Mr. Cox holds a bachelor's degree in accounting and finance from the University of California, Berkeley.

          W. Allen Doane, a member of the board of directors and the risk committee and the chair of the audit committee of First Hawaiian, has served on the board of First Hawaiian Bank since 1999 and the board of BancWest from 2004 to 2006 and since 2012, and he has been the chairman of the First Hawaiian Bank audit committee since 2012. As retired Chairman and Chief Executive Officer of Alexander & Baldwin, Inc., a Hawaii public company with interests in, among other things, commercial real estate and real estate development, Mr. Doane brings to the First Hawaiian board broad-based knowledge about Hawaii and its business environment, as well as extensive financial and managerial experience. Mr. Doane served as Chief Executive Officer of Alexander & Baldwin, Inc. from 1998 until his retirement in 2010. Prior to joining Alexander & Baldwin, Inc. in 1991, Mr. Doane served as Chief Operating Officer of Shidler Group, a real estate investment organization. He also held executive positions at IU International Corporation, a Philadelphia-based public company, and C. Brewer & Co., Ltd., one of Hawaii's oldest operating companies, which has since been dissolved. He currently serves on the board and audit committee of Alexander & Baldwin, Inc. and on the board and audit committee of Pacific Guardian Life Insurance Company, the largest domestic life and disability insurer in Hawaii. Mr. Doane holds a bachelor's degree from Brigham Young University and an M.B.A. from Harvard Business School.

          Thibault Fulconis, a member of the board of directors and the risk committee of First Hawaiian, has served as Chief Operating Officer and Vice Chairman of Corporate Functions at Bank of the West since 2015 and as Vice Chairman at BancWest since 2012. Previously, Mr. Fulconis was Chief Financial Officer and Treasurer of BancWest from 2006 to 2012. He brings to the First Hawaiian board extensive experience in the financial services industry, having held numerous other senior management positions, including Head of Finance and Development for BNPP's International Retail and Financial Services Division from 2003 to 2006, Head of Financial Management at BNPP from 1995 to 2003, Senior Corporate Banking Officer at Banque Paribas Luxembourg from 1992 to 1995 and Head of Management Accounting at Banque Paribas Luxembourg from 1989 to 1992. Mr. Fulconis also served as a business analyst in the mergers and acquisitions division of Booz Allen Hamilton in Paris from 1988 to 1989. Mr. Fulconis graduated from the business school at Ecole des Hautes Etudes Commerciales with a major in finance. Mr. Fulconis was nominated to First Hawaiian's board of directors by BNPP consistent with its anticipated rights under the Stockholder Agreement.

          Gérard Gil, a member of the board of directors and the chair of both the compensation and corporate governance and nominating committees of First Hawaiian, has been Senior Advisor to BNPP's executive committee since 2012. Mr. Gil brings to the First Hawaiian board extensive experience in financial reporting and accounting, as he was Deputy Chief Financial Officer of BNPP from 2009 to 2011 and Group Chief Accounting Officer of BNPP from 1999 to 2009, supervising BNPP's accounting department from its creation. Before joining BNPP, he served as Group Chief Accounting Officer with Banque Nationale de Paris from 1985 to 1999, during which time he developed accounting and internal control policies and oversaw group financial and regulatory reporting. Mr. Gil previously held positions with Banque Française du Commerce Extérieur and KPMG. He has been Chairman of the accounting committee of the French Banking Association since 1998 and was a member of the accounting committee of the European Banking Federation from 2006 to 2011. Mr. Gil serves on the audit and finance committees of CLS Group Holdings AG, Zurich and CLS International, NY, on the audit committee of Banco BNP Paribas Brazil and as chairman of the audit committee of BNP Paribas USA, New York. He also served on the audit committee of BGL BNP Paribas, Luxembourg from 2012 to 2015 and has been a member of the audit and finance committees of CLS Group Holdings AG, Zurich and CLS Bank International, NY since 2013. Mr. Gil graduated from the business school of Ecole Supérieure de Commerce de Paris and holds a graduate degree in accounting. Mr. Gil was nominated to First Hawaiian's board of directors by BNPP consistent with its anticipated rights under the Stockholder Agreement.

          Jean-Milan Givadinovitch, a member of the board of directors and the risk committee of First Hawaiian, has been Executive Vice President of Bank of the West and Head of its Business Compliance Project Office since January 2016. Mr. Givadinovitch brings to the First Hawaiian board extensive experience in overseeing audit functions and risk management in the banking industry. He previously was Director of Audit and Inspection at Bank of the West from 2002 to 2008, and prior to joining Bank of the West, he held positions at Turk Ekonomi Bankasi ("TEB"), a commercial bank in Turkey that is owned more than 70% by BNPP. From 2010 to 2015, Mr. Givadinovitch served on the board of TEB, as chairman of TEB's audit committee and as vice-chairman of its credit committee. During this time, he also served on the board of TEB N.V. (Netherlands), a bank specialized in commodity financing, the board of TEB Asset Management and the board of TEB Factoring, an affiliate of TEB that renders factoring services, where he served as chairman of the audit committee as well. From 2008 to 2010, Mr. Givadinovitch served as Chief Risk Officer of TEB and headed the working groups on risks and recovery during TEB's merger with Fortis Turkey. Mr. Givadinovitch holds a bachelor's degree in public administration from the Paris Institute of Political Studies and an M.B.A. from HEC—Business School. Mr. Givadinovitch was nominated to First Hawaiian's board of directors by BNPP consistent with its anticipated rights under the Stockholder Agreement.

          J. Michael Shepherd, a member of the board of directors and the corporate governance and nominating committee of First Hawaiian, has served on the board of directors of each of First Hawaiian Bank, Bank of the West and BancWest since 2008, including as a member of the First Hawaiian Bank compensation committee since 2010. Mr. Shepherd brings to the First Hawaiian board extensive legal and managerial experience as well as knowledge of the banking industry. He has been Chairman and Chief Executive Officer of Bank of the West since 2008, and on June 1, 2016 he became Chairman of BNP Paribas USA (at which time he ceased to be Chief Executive Officer of Bank of the West). Prior to 2008, Mr. Shepherd served as President, General Counsel, Chief Risk Officer and Chief Administrative Officer of Bank of the West. Before joining Bank of the West, Mr. Shepherd was General Counsel of The Bank of New York Company, Inc. from 2001 to 2004 and a partner in the San Francisco law firm Brobeck, Phleger & Harrison LLP from 1995 to 2000. He was previously General Counsel of Shawmut National Corporation (currently a Bank of America affiliate) from 1993 to 1995 and Special Counsel to Sullivan & Cromwell LLP from 1991 to 1993. Mr. Shepherd also served as Senior Deputy Comptroller of the Currency, Associate Counsel to the President of the United States and Deputy Assistant Attorney General. He was President of the Federal Advisory Council to the Board of Governors of the Federal Reserve System in 2014 and was a member of the Council from 2012 to 2014. Mr. Shepherd also serves on the boards of Pacific Mutual Holdings, which engages in insurance, financial services and other investment-related businesses, and Pacific Life Insurance Company, a provider of various life insurance products, mutual funds and investment advisory services. He holds a bachelor's degree from Stanford University and a J.D. from University of Michigan Law School. Mr. Shepherd was nominated to First

Hawaiian's board of directors by BNPP consistent with its anticipated rights under the Stockholder Agreement.

          Allen B. Uyeda, a member of the board of directors and both the audit and corporate governance and nominating committees and the chair of the risk committee of First Hawaiian, has served on the board and risk committee of First Hawaiian Bank since 2001 and 2012, respectively, and the board and risk committee of BancWest since 2012, and he has been the chairman of the First Hawaiian Bank risk committee since 2012. Mr. Uyeda brings to the First Hawaiian board extensive knowledge of Hawaii and experience in supervising and performing company financial functions. From 1995 to 2014, he was Chief Executive Officer of First Insurance Company of Hawaii, a Honolulu-based property and casualty insurance company that, during the course of Mr. Uyeda's leadership, became a subsidiary of Tokio Marine Holdings, Inc., a multinational insurance holding company listed on the Tokyo Stock Exchange. Previously, Mr. Uyeda served as Vice President and Chief Financial Officer of the Agency and Brokerage Group of Continental Insurance Company, prior to its acquisition by CNA Financial Corporation, a public unified holding company for insurance entities. Mr. Uyeda also has several years of management, financial analyst and project engineering experience with International Paper, a public company with interests in paper-based packaging, paper and pulp industries, and Johnson Controls, Inc., a public company that provides batteries and builds efficiency services. He serves on the boards of The Queen's Health Systems and The Queen's Medical Center and is a Special Advisor to the Oahu Economic Development Board. Mr. Uyeda holds a bachelor's degree in electrical engineering from Princeton University and an M.B.A. from the Wharton School at the University of Pennsylvania.

          Michel Vial, a member of the board of directors and the compensation committee of First Hawaiian, has been Head of Group Strategy and Development at BNPP since 2011. Mr. Vial brings to the First Hawaiian board extensive experience in the financial services industry, having been an employee and officer of BNPP for over three decades. He served as Head of BNPP Corporate Finance from 1992 to 1996, Head of French Coverage for Large Corporates from 2004 to 2008 and Head of Retail Development from 2008 to 2011. During his time as Head of Retail Development, he was in charge of BNPP's acquisition of Fortis Bank. Prior to joining BNPP, Mr. Vial worked at Arthur Andersen Consulting, now known as Accenture. Mr. Vial serves on the supervisory boards of BNP Paribas Leasing Solutions and Visa Europe. He is a graduate of Ecole Polytechnique and Ecole Nationale Supérieure des Télécommunications in Paris and holds a master's degree from Stanford University. Mr. Vial was nominated to First Hawaiian's board of directors by BNPP consistent with its anticipated rights under the Stockholder Agreement.

          Eric K. Yeaman, the President and Chief Operating Officer of First Hawaiian, has been President and Chief Operating Officer of First Hawaiian Bank and a member of the bank's board of directors since June 2015. Prior to joining First Hawaiian Bank, Mr. Yeaman was the President and Chief Executive Officer of Hawaiian Telcom (NASDAQ: HCOM), Hawaii's leading telecommunications provider, from 2008 until 2015. In December 2008, Hawaiian Telcom filed a petition for bankruptcy under Chapter 11 of the federal bankruptcy laws. The company emerged from bankruptcy in October 2010 under Mr. Yeaman's leadership and has operated profitably since that time. Mr. Yeaman's prior experience includes consulting and audit work from 1989 to 2000 at Arthur Andersen LLP, where he was a Senior Manager. From 2000 until 2003, Mr. Yeaman served as Chief Operating and Financial Officer at Kamehameha Schools, and from 2003 until 2008, he served as Financial Vice President and Chief Financial Officer of Hawaiian Electric Industries Inc., a public electric utility holding company owning the largest supplier of electricity in Hawaii, taking responsibility for financial strategy and reporting, investor relations and pension plan management. He later served as Senior Executive Vice President and Chief Operating Officer of its Hawaiian Electric Company subsidiary. Mr. Yeaman serves on the publicly traded company boards of Alaska Air Group, Inc., Alexander & Baldwin, Inc. and Hawaiian Telcom as well as the not-for-profit boards of the Queen's Health Systems (currently Chairman of the Board), Harold K.L. Castle Foundation

and Hawaii Community Foundation. Mr. Yeaman holds a bachelor's degree in business administration, accounting from the University of Hawaii at Manoa and is a Certified Public Accountant (not in public practice) in Hawaii.

          Alan H. Arizumi, the Vice Chairman of Wealth Management and Consumer Banking of both First Hawaiian and First Hawaiian Bank, oversees all areas of the Wealth Management Group, which includes Personal Trust, Private Banking, Wealth Advisory, Institutional Wealth Management, Investment Services, Wealth Management Service Center, Trust Compliance and Bishop Street Capital Management Corporation. He is also responsible for the company's Consumer Banking Group, which is comprised of the bank's residential mortgage loan origination and servicing operations and consumer loan products. He has overseen the Wealth Management Group since 2013 and the Consumer Banking Group since 2014. Previously, Mr. Arizumi was Executive Vice President of the bank's Business, Dealer and Card Services Group from 2010 to 2013 and Executive Vice President and Chief Risk Officer of the bank's Risk Management Group from 2009 to 2010. Since 2013, he has served as the Chairman and Chief Executive Officer of Bishop Street Capital Management Corporation (Chairman only since 2016) and as the Vice Chairman of FHB Guam Trust Co., both of which are subsidiaries of the bank. Mr. Arizumi serves on the boards of BancWest Investment Services, Inc., a subsidiary of Bank of the West, Bishop Street Capital Management Corporation, FHB Guam Trust Co. and First Hawaiian Bank Foundation. He also serves on the local boards of Hawaii Community Foundation, Hawaii Youth Symphony, Kuakini Medical Center, Kuakini Health System, McKinley High School Foundation and KCAA Preschools of Hawaii, and he is a special advisor to the Oahu Economic Development Board. Mr. Arizumi holds a bachelor's degree in business administration from the University of Hawaii and is a graduate of the Pacific Coast Banking School.

          Gary Caulfield, the Vice Chairman and Chief Information Officer of both First Hawaiian and First Hawaiian Bank, is responsible for the company's information technology, deposit operations, ATM network and corporate security functions and has overseen these functions at the bank level since 2002. Mr. Caulfield also serves on the bank's Senior Management Committee and Enterprise Risk Committee. Prior to joining the bank in 1983, he was an Administrative Assistant to the Governor of Hawaii. In addition to his extensive service with First Hawaiian Bank, Mr. Caulfield is a member of the advisory board of STAR Network Systems, a subsidiary of First Data Corporation, a public company with interests in global payment technology solutions. He also serves on the not-for-profit boards of the Honolulu Firefighters Foundation, the Queen's Health Systems, Queen's Medical Center, the 200 Club and First Hawaiian Foundation. Mr. Caulfield holds a bachelor's degree in education from the University of Hawaii, and he graduated from the Graduate School of Banking at the University of Wisconsin-Madison.

          Robert T. Fujioka, the Vice Chairman and Chief Lending Officer of both First Hawaiian and First Hawaiian Bank, is responsible for the company's Commercial Real Estate, Corporate Banking, Automobile Dealer and Business Services divisions and has overseen these units at the bank level since 2007. Mr. Fujioka is also the Chief Executive Officer of First Hawaiian Leasing, a subsidiary of the bank. He previously served in various executive positions with the bank's Wealth Management, Trust, and Retail Branch groups, as well as with the bank's subsidiary, Bishop Street Capital Management. Prior to joining the bank in 1996, Mr. Fujioka held numerous executive positions at Bank of Hawaii, including President of its leasing subsidiary and Senior Vice President & Manager of Commercial Real Estate and all Hawaii Business Banking Centers. He served as Vice President and Manager of the Corporate Banking, Note and International Banking Departments at Liberty Bank from 1979 to 1986, and as Operations Officer of the Northern California Main Office of Mitsubishi Bank of California (now known as Union Bank) from 1974 to 1978. In addition to his forty-two years of experience in the banking industry in both Hawaii and California, Mr. Fujioka serves on the Boards of Trustees of the Japanese American National Museum and the Clarence T.C. Ching Foundation, and he previously chaired and served on the boards of numerous other not-for-profit organizations. Mr. Fujioka holds a bachelor's degree from the University of Michigan and an M.B.A. from the University of Hawaii.

          Albert M. Yamada, the Vice Chairman, Chief Administrative Officer and Secretary of both First Hawaiian and First Hawaiian Bank, is responsible for the company's and bank's administrative affairs, with special attention to the bank's administrative headquarters, facilities and ancillary services. Previously, Mr. Yamada served as the Vice Chairman, Chief Financial Officer, Treasurer & Chief Administrative Officer of the bank from 1998 to 2015, during which time he was responsible for the bank's overall financial and administrative affairs. Prior to joining the bank, he served as the President and Chief Operating Officer of Pioneer Federal Savings Bank, which merged with First Hawaiian Bank in 1997. Mr. Yamada has over thirty years of financial experience dealing with both public and private companies, and his diverse background includes experience with exchange and regulatory reporting, debt issuances, private placements, stock conversions, mergers and acquisitions, internal reporting, budgets and operations. In addition, he is a member of the Hawaii Society of Certified Public Accountants and the American Institute of Certified Public Accountants. Mr. Yamada holds a bachelor's degree in Business Administration with distinction in accounting from the University of Hawaii.

          Michael Ching, the Executive Vice President, Chief Financial Officer and Treasurer of First Hawaiian, has been the Chief Financial Officer and Treasurer of First Hawaiian Bank since June 1, 2015. Prior to joining First Hawaiian Bank, Mr. Ching was the managing partner of the Hawaii Office of Ernst & Young LLP, where he had worked in banking and capital markets, among other areas, since 1993. He was promoted to partner in 2007 and became managing partner of the Hawaii office in 2013. Mr. Ching serves on the national and local boards of the American Diabetes Association and on the local boards of the Boy Scouts of America (Aloha Council), Chinese Chamber of Commerce, Hawaiian Humane Society and the Hawaii Theatre. Mr. Ching holds a bachelor's degree in commerce and accounting from Santa Clara University and is a Certified Public Accountant (not in public practice) in Hawaii.

          Ralph M. Mesick, the Executive Vice President and Chief Risk Officer of both First Hawaiian and First Hawaiian Bank, is responsible for the company's commercial real estate lending activities and interest rate risk management program and has overseen these functions at the bank level since 2014. Mr. Mesick previously served as Manager, Deputy Manager and Senior Vice President of the bank's Commercial Real Estate Division. Prior to joining the bank in 2012, he spent over twenty-five years at Bank of Hawaii, where he was Executive Vice President and managed Bank of Hawaii's business lines and functions, such as private banking and wealth management, credit risk and commercial real estate. He also served on Bank of Hawaii's operating, credit and trust executive committees. In addition to his over thirty years of experience in the banking industry, Mr. Mesick serves on the not-for-profit boards of Hawaii Community Reinvestment Corporation, Saint Francis Healthcare Systems, Kapiolani Hospital Foundation, HomeAid Hawaii and the Boys and Girls Club of Hawaii. He holds a bachelor's degree in business administration from the University of Hawaii at Manoa and an M.B.A with a concentration in banking, finance and investments from the University of Wisconsin-Madison.

Status as a "Controlled Company"

          Our common stock will be listed on NASDAQ and, as a result, we will be subject to the corporate governance listing standards of the exchange. However, a listed company that satisfies the definition of a "controlled company" (i.e., a company of which more than 50% of the voting power is held by a single entity or group) may elect not to comply with certain of these requirements. As part of our separation from BNPP, we intend to enter into the Stockholder Agreement, which will provide BNPP with certain rights relating to the composition of our board of directors consistent with the requirements applicable to a "controlled company". In particular, so long as BNPP directly or indirectly owns more than 50% of our outstanding common stock and we are therefore a "controlled company", and during the 12-month transition phase following the date on which we are no longer a "controlled company" as a result of BNPP's ownership of shares of our outstanding common stock, we expect to elect not to comply with the corporate governance standards of NASDAQ requiring: (i) a majority of independent directors on the board of directors, (ii) a fully independent corporate governance and nominating committee and (iii) a fully independent compensation committee. As discussed below, five of our nine directors, including at least one member of each of the corporate governance and nominating committee, the compensation committee and the risk committee of our board of directors will be directors designated by BNPP who will not qualify as "independent directors" under the applicable rules of NASDAQ. See "Our Relationship with BNPP and Certain Other Related Party Transactions — Relationship with BNPP — Stockholder Agreement".

Composition of Our Board of Directors

          Our board of directors has nine members, consisting of our Chief Executive Officer, five directors designated for nomination and election by BNPP and three other directors who are "independent" under the listing standards of NASDAQ.

          Under our certificate of incorporation, the number of directors constituting our board of directors will be fixed from time to time by resolution of our board of directors. The Stockholder Agreement will provide that we cannot change the size of our board of directors without either the approval of a majority of the BNPP designated directors on our board of directors at the time of such action or BNPP's waiver of its rights under the Stockholder Agreement, other than as contemplated in the Stockholder Agreement, until the date BNPP ceases to directly or indirectly beneficially own at least 25% of our outstanding common stock, as defined in "Our Relationship with BNPP and Certain Other Related Party Transactions" below.

          Until BNPP ceases to beneficially own at least 5% of our common stock, in connection with any meeting of our stockholders at which directors are to be elected, the Stockholder Agreement will provide BNPP the right to designate a number of individuals for nomination and election to our board of directors determined by a formula described in the agreement. We will be required to recommend and solicit proxies in favor of, and to otherwise use our best efforts to cause the election of, each person designated by BNPP whose nomination has been approved.

          See "Our Relationship with BNPP and Certain Other Related Party Transactions — Relationship with BNPP — Stockholder Agreement" for more information.

Committees of Our Board of Directors

          The standing committees of our board of directors consist of an audit committee, a corporate governance and nominating committee, a compensation committee and a risk committee. The responsibilities of these committees are described below. Our board of directors may also establish various other committees to assist it in its responsibilities. However, the Stockholder Agreement provides that, until the date BNPP ceases to directly or indirectly beneficially own at least 5% of our outstanding common stock, without either the approval of a majority of the BNPP designated directors on our board of directors at the time of such action or BNPP's waiver of its rights under the Stockholder Agreement, we may not form, or delegate any authority to, any new committee of our board of directors or to any subcommittee thereof.

          Audit Committee.    The audit committee will assist the board of directors in fulfilling its responsibilities for general oversight of the integrity of our financial statements, our compliance with legal and regulatory requirements, our independent auditors' qualifications and independence, the performance of our internal audit function and independent auditors and our risk assessment and risk management. Among other things, the audit committee will:

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  appoint, oversee and determine the compensation of our independent auditors;

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  review and discuss our financial statements and the scope of our annual audit to be conducted by our independent auditors and approve all audit fees;

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  review and discuss our financial reporting activities, including our annual report, and the accounting standards and principles followed in connection with those activities;

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  discuss with our independent auditors and management the adequacy and effectiveness of our framework for assessing and managing our overall risk exposure (and the steps management has taken to monitor and control these risks and reviewing reports from management on the status of and changes to risk exposures, policies and practices);

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  pre-approve audits and non-audit services provided by our independent auditors;

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  meet with management and our independent auditors to review and discuss our financial statements and financial disclosure;

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  establish and oversee procedures for the treatment of complaints regarding accounting and auditing matters;

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  review the scope and staffing of our internal audit function and our disclosure and internal controls; and

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  monitor our legal, ethical and regulatory compliance.

          The audit committee will consist of at least three members, all of whom will be required to be "independent" under the listing standards of NASDAQ and meet the requirements of Rule 10A-3 of the Exchange Act. The audit committee will also include at least one "audit committee financial expert". Under the Stockholder Agreement, and unless BNPP waives its rights to appoint members to our audit committee, until the date BNPP ceases to directly or indirectly beneficially own at least 5% of our outstanding common stock, if any of the directors designated for nomination and election to our board of directors by BNPP qualifies as an independent director and satisfies the requirements of Rule 10A-3 and the NASDAQ listing standards, at least one member of the audit committee will be a director designated for nomination and election to our board of directors by BNPP. Because no director designated for nomination and election to our board of directors by BNPP at the time of the offering qualifies as an independent director and satisfies the requirements of Rule 10A-3 and the NASDAQ listing standards, no member of the audit committee will be a director designated for nomination and election to our board of directors by BNPP upon completion of the offering and no member of our audit committee will be a BNPP-designated director unless BNPP designates an independent director for election to our board. Currently, our audit committee members are W. Allen Doane (chair), Allen Uyeda and Matthew Cox, all of whom have been determined by the board of directors to be "independent" under the listing standards of NASDAQ and to meet the requirements of Rule 10A-3 of the Exchange Act. W. Allen Doane serves as the audit committee's "audit committee financial expert".

          The audit committee will adopt a written charter that specifies the scope of its rights and responsibilities, including those listed above. The charter will be available on our website at www.fhb.com.

          Compensation Committee.    The compensation committee will be responsible for discharging the responsibilities of our board of directors relating to compensation of our executives and directors. Among other things, the compensation committee will:

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  review no less than annually our compensation programs and incentive plans to determine whether they are properly coordinated and achieving their intended purposes;

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  review our overall compensation philosophy with a view to appropriately balancing risk and financial results in a manner that does not encourage employees to expose us to imprudent risks, and is consistent with safety, soundness, the goals and objectives of these plans and the compensation practices of any relevant peer group of competitive companies, and review (with input from our Chief Risk Officer) the relationship between risk management policies and practices, corporate strategy and senior executive compensation;

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  review and discuss with management our compensation discussion and analysis, recommend its inclusion in our annual proxy statement or report and prepare our compensation committee report;

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  review and oversee executive incentive compensation plans and programs, including any equity-based compensation plans;

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  review and recommend to our board of directors any changes in compensation for directors; and

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  evaluate our compensation strategies.

          The compensation committee will consist of at least three members. Under the Stockholder Agreement, and unless BNPP waives its rights to appoint members to our compensation committee, at all times prior to the date when BNPP ceases to beneficially own at least 50% of our outstanding common stock, at least one of the members of the compensation committee will be a director designated for nomination and election to our board of directors by BNPP. After BNPP ceases to beneficially own at least 50% of our common stock, the compensation committee will transition to full compliance with the governance standards of NASDAQ, as follows. By the date when BNPP ceases to beneficially own at least 50% of our outstanding common stock, at least one member must be independent. On or before 90 days after the date when BNPP ceases to beneficially own at least 50% of our outstanding common stock, the compensation committee will consist of a majority of independent directors. On the date one year after the date that BNPP ceases to beneficially own at least 50% of our outstanding common stock, the committee will consist solely of independent directors. After such time as the compensation committee transitions to full independence, but prior to the date BNPP ceases to directly or indirectly beneficially own at least 5% of our outstanding common stock, if any of the directors designated for nomination and election to our board of directors by BNPP qualifies as an independent director, at least one such director will be a member of the compensation committee. Because no director designated for nomination and election to our board of directors by BNPP at the time of the offering qualifies as an independent director, no member of our compensation committee will be a BNPP-designated director following such time as the compensation committee transitions to full independence unless BNPP designates an independent director for election to our board. Currently, our compensation committee members are Gérard Gil (chair), Michel Vial and Matthew Cox.

          The compensation committee will adopt a written charter that specifies the scope of its rights and responsibilities, including those listed above. The charter will be available on our website at www.fhb.com.

          Corporate Governance and Nominating Committee.    The corporate governance and nominating committee will be responsible for ensuring an effective and efficient system of corporate governance for First Hawaiian by clarifying the roles of our board of directors and its committees;

identifying, evaluating and recommending to our board of directors candidates for directorships; and reviewing and making recommendations with respect to the size and composition of our board of directors. In addition, the corporate governance and nominating committee will be responsible for reviewing and overseeing our corporate governance guidelines and for making recommendations to our board of directors concerning governance matters. Among other things, the corporate governance and nominating committee will:

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  identify individuals qualified to be directors consistent with our corporate governance guidelines and evaluate and recommend director nominees for approval by our board of directors;

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  review and make recommendations to our board of directors concerning the structure and membership of board committees;

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  develop and annually review our corporate governance guidelines;

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  oversee the annual self-evaluation of our board of directors and its committees;

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  oversee management continuity planning; and

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  oversee risks related to corporate governance.

          The corporate governance and nominating committee will consist of at least three members. Under the Stockholder Agreement, and unless BNPP waives its rights to appoint members to our corporate governance and nominating committee, at all times prior to the date when BNPP ceases to beneficially own at least 50% of our outstanding common stock, at least one of the members of the corporate governance and nominating committee will be a director designated for nomination and election to our board of directors by BNPP. After BNPP ceases to beneficially own at least 50% of our common stock, the corporate governance and nominating committee will transition to full compliance with the governance standards of NASDAQ, as follows. By the date when BNPP ceases to beneficially own at least 50% of our outstanding common stock, at least one member must be independent. On or before 90 days after the date when BNPP ceases to beneficially own at least 50% of our outstanding common stock, the corporate governance and nominating committee will consist of a majority of independent directors. On the date one year after BNPP ceases to be beneficial owner of at least 50% of our outstanding common stock, the committee will consist solely of independent directors. After such time as the corporate governance and nominating committee transitions to full independence, but prior to the date BNPP ceases to directly or indirectly beneficially own at least 5% of our outstanding common stock, if any of the directors designated for nomination and election to our board of directors by BNPP qualifies as an independent director, at least one such director will be a member of the corporate governance and nominating committee. Because no director designated for nomination and election to our board of directors by BNPP at the time of the offering qualifies as an independent director, no member of our corporate governance and nominating committee will be a BNPP-designated director following such time as the governance and nominating committee transitions to full independence unless BNPP designates an independent director for election to our board. Currently, our corporate governance and nominating committee members are Gérard Gil (chair), Michael Shepherd and Allen Uyeda.

          The corporate governance and nominating committee will adopt a written charter that specifies the scope of its rights and responsibilities, including those listed above. The charter will be available on our website at www.fhb.com.

          Risk Committee.    The risk committee will assist the board of directors in fulfilling its responsibilities for oversight of our enterprise-wide risk management framework, including reviewing our overall risk appetite, risk management strategy, and policies and practices established by our management to identify and manage risks we face. Among other things, the risk committee will:

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  review reports on and oversee our enterprise-wide risk management framework, including processes and resources necessary for us to execute our risk program effectively;

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  consider the alignment of our risk profile with our strategic plan, goals, objectives and risk appetite;

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  review reports from management on any significant new business or strategic initiatives expected;

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  consult at least on an annual basis with the Chief Executive Officer, Chief Risk Officer and other executive management as required to review our overall risk appetite and make recommendations to our board of directors;

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  consider, where necessary or appropriate, communications from regulatory authorities, including those pertaining to examinations;

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  review minutes of all meetings of our management risk committee;

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  review with the Chief Risk Officer and management their assessment of our risk position and profile, matters of note, trends and emerging risks; and

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  assist in promoting a risk-based culture and reinforcing achievement of a balance between risk and return.

          The risk committee will consist of at least four members. Under the Stockholder Agreement, and unless BNPP waives its rights to appoint members to our risk committee, from the completion of this offering until the date BNPP ceases to control us for purposes of the BHC Act, up to two members may be directors designated for nomination and election to our board of directors by BNPP. Currently, our risk committee members are Allen Uyeda (chair), Jean-Milan Givadinovitch, Thibault Falconis and W. Allen Doane.

          The risk committee will adopt a written charter that specifies the scope of its rights and responsibilities, including those listed above. The charter will be available on our website at www.fhb.com.

Board Leadership Structure and Qualifications

          We believe that our directors should have the highest professional and personal ethics and values, consistent with our longstanding values and standards. They should have broad experience at the policy-making level in business, government or banking. They should be committed to enhancing stockholder value and should have sufficient time to carry out their duties and to provide insight and practical wisdom based on experience. Their service on boards of other companies should be limited to a number that permits them, given their individual circumstances, to perform responsibly all director duties. Each director must represent the interests of all stockholders. When considering potential director candidates, our board of directors also considers the candidate's character, judgment, diversity, skills, including financial literacy, and experience in the context of our needs and those of the board of directors.

          The corporate governance guidelines that our board of directors will adopt prior to the completion of this offering will provide that the board of directors may, in its sole discretion, designate one of the independent directors who is not a BNPP-designated director as its lead director to preside over meetings of the board of directors held in the absence of any director who is also an executive officer and to have such additional responsibilities and authority as the board of directors may direct from time to time.

          Currently, Robert Harrison serves as our Chief Executive Officer and as the chairman of our board of directors, and [         ] has been designated to serve as the lead independent director of our board.

          Our Chief Executive Officer is generally in charge of our business affairs, subject to the overall direction and supervision of the board of directors and its committees, and is the only member of our management team that serves on the board of directors. Our board believes that combining the roles of Chairman of the board and Chief Executive Officer and appointing a lead independent director is the most effective board leadership structure for us and that it provides an effective balance of strong leadership and independent oversight. Having one individual serve as both Chief Executive Officer and Chairman contributes to and enhances the board's efficiency and effectiveness, as the Chief Executive Officer is generally in the best position to inform our independent directors about our operations, the competitive market and other challenges facing our business. Our board believes that the Chief Executive Officer is in the best position to most effectively serve as the Chairman of the board for many reasons as he is closest to many facets of our business, and has frequent contact with our customers, regulators and other stakeholders in our business. The board believes that combining roles of Chief Executive Officer and Chairman of the board also promotes timely communication between management and the board on critical matters, including strategy, business results and risks because of Mr. Harrison's direct involvement in the strategic and day-to-day management of our business.

Board Oversight of Risk Management

          Our board of directors believes that effective risk management and control processes are critical to our safety and soundness, our ability to predict and manage the challenges that we face and, ultimately, our long-term corporate success. Our board of directors, both directly and through its committees, is responsible for overseeing our risk management processes, with each of the committees of our board of directors assuming a different and important role in overseeing the management of the risks we face.

          The risk committee of our board of directors oversees our enterprise-wide risk management framework, which establishes our overall risk appetite and risk management strategy and enables our management to understand, manage and report on the risks we face. Our risk committee also reviews and oversees policies and practices established by management to identify, assess, measure and manage key risks we face, including the risk appetite metrics developed by management and approved by our board of directors. The audit committee of our board of directors is responsible for overseeing risks associated with financial matters (particularly financial reporting, accounting practices and policies, disclosure controls and procedures and internal control over financial reporting), reviewing and discussing generally the identification, assessment, management and control of our risk exposures on an enterprise-wide basis and engaging as appropriate with our risk committee to assess our enterprise-wide risk framework. The compensation committee of our board of directors has primary responsibility for risks and exposures associated with our compensation policies, plans and practices, regarding both executive compensation and the compensation structure generally. In particular, our compensation committee, in conjunction with our Chief Executive Officer and Chief Risk Officer and other members of our management as appropriate, reviews our incentive compensation arrangements to ensure these programs are consistent with applicable laws and regulations, including safety and soundness requirements, and do not encourage imprudent or excessive risk-taking by our employees. The corporate governance and nominating committee of our board of directors oversees risks associated with the independence of our board of directors and potential conflicts of interest.

          Our senior management is responsible for implementing and reporting to our board of directors regarding our risk management processes, including by assessing and managing the risks we face, including strategic, operational, regulatory, investment and execution risks, on a day-to-day basis. Our senior management is also responsible for creating and recommending to our board of directors for approval appropriate risk appetite metrics reflecting the aggregate levels and types of risk we are willing to accept in connection with the operation of our business and pursuit of our business objectives.

          The role of our board of directors in our risk oversight is consistent with our leadership structure, with our Chief Executive Officer and the other members of senior management having responsibility for assessing and managing our risk exposure, and our board of directors and its committees providing oversight in connection with those efforts. We believe this division of risk management responsibilities presents a consistent, systemic and effective approach for identifying, managing and mitigating risks throughout our operations.

Compensation Committee Interlocks and Insider Participation

          No member of our compensation committee is or has been one of our officers or employees, and none will have any relationships with us of the type that is required to be disclosed under Item 404 of Regulation S-K. None of our executive officers serves or has served as a member of the board of directors, compensation committee or other board committee performing equivalent functions of any entity that has one or more executive officers serving as one of our directors or on our compensation committee.

Corporate Governance Guidelines and Code of Ethics

          Prior to completing the offering, our board of directors will adopt corporate governance guidelines, which will be accessible through our principal corporate website at www.fhb.com, that set forth a framework within which our board of directors, assisted by board committees, will direct the company's affairs. These guidelines will address among other things, the composition and functions of our board of directors, director independence, compensation of directors, management succession and review, board committees and selection of new directors.

          Prior to completing the offering, our board of directors will adopt a code of ethics applicable to our principal executive, financial and accounting officers. A copy of that code will be available on our investor relations website, accessible through our principal corporate website at www.fhb.com. We expect that any amendments to the code, or any waivers of its requirements, will be disclosed on our principal corporate website at www.fhb.com as required by applicable law or listing requirements.

EXECUTIVE AND DIRECTOR COMPENSATION

Summary Compensation Table

          The following table presents compensation awarded in the fiscal years ended December 31, 2014 and 2015 to our principal executive officer and our two other most highly compensated persons serving as executive officers as of December 31, 2015 (determined excluding Bank of the West executives) or paid to or accrued for those executive officers for services rendered during fiscal years 2014 and 2015. We refer to these executive officers as our "named executive officers."

Name and Principal Position	Year	Salary	Bonus(3)	Stock Awards(4)	Non-Equity Incentive Plan Compensation(5)	All Other Compensation(6)	Total
Robert S. Harrison	2015	$800,000	$725,000	$27,154	$621,810	$110,838	$2,284,802
Chairman and Chief	2014	700,000	650,000	28,383	520,910	66,019	1,965,312
Executive Officer
Albert M. Yamada	2015	569,842	430,139	27,154	420,081	158,757	1,605,973
Vice Chairman and Chief	2014	547,925	413,595	28,383	344,001	163,422	1,497,326
Administrative Officer(1)
Raymond S. Ono(2)	2015	521,444	340,592	27,154	395,126	157,992	1,442,308
Vice Chairman, Chief Banking	2014	508,725	254,363	28,383	323,565	143,344	1,258,380
Officer and Head of Retail
Banking Group(1)

(1)
Prior to June 2015, Mr. Yamada also served as our Chief Financial Officer and Treasurer and Mr. Ono also served as our Chief Operating Officer.

(2)
Mr. Ono has announced that he will retire from First Hawaiian effective July 1, 2016.

(3)
The amounts in this column represent annual incentive cash awards earned under the First Hawaiian Incentive Plan for Key Employees.

(4)
The amounts in this column represent the grant date fair value, as determined in accordance with FASB ASC Topic 718, of awards of BNPP common stock granted pursuant to the BNP Paribas Global Stock Incentive Plan that cliff vest on the fourth anniversary of the date of grant.

(5)
The amounts in this column represent the cash incentive awards earned under the First Hawaiian Long-Term Incentive Plan for the 2013-2015 cycle (for amounts disclosed in 2015) and the 2012-2014 cycle (for amounts disclosed in 2014).

(6)
The items comprising "All Other Compensation" for 2015 are:

Name	Perquisites and Other Personal Benefits(a)	Tax Reimbursements(b)	Contributions to Defined Contribution Plans(c)	Insurance Premiums(d)	Total
Robert S. Harrison	$45,507	$37,395	$19,875	$8,061	$110,838
Albert M. Yamada	14,135	29,400	0	115,222	158,757
Raymond S. Ono	23,111	19,897	17,875	97,109	157,992

(a)
"Perquisites and Other Personal Benefits" include: for Mr. Harrison, company-provided parking, automobile allowance and related expenses, club dues and fees, spousal travel expenses and non-cash gifts provided to First Hawaiian Bank directors; for Mr. Yamada, company-provided parking, automobile allowance and related expenses and home security expenses; and for Mr. Ono, company-provided parking, automobile allowance and related expenses, club dues and fees and home security expenses.

(b)
Reflects the reimbursement of taxes in 2015 payable by Mr. Harrison in respect of his 2015 SERP accrual ($34,457) and group variable life insurance policy ($2,938); by Mr. Yamada in respect of his executive life insurance plan ($19,993), group variable life insurance policy ($8,825) and home security expenses ($582); and by Mr. Ono in respect of his 2015 SERP accrual ($3,967), executive life insurance plan ($9,613), group variable life insurance policy ($5,384) and home security expenses ($933).

(c)
Reflects company contributions for Messrs. Harrison and Ono under the BancWest Corporation 401(k) Savings Plan and the BancWest Corporation Future Plan.

(d)
Reflects insurance premiums paid for the benefit of the named executive officers, including: for Mr. Harrison in a group variable universal life insurance policy, an individual disability insurance policy and a group life insurance plan; for Mr. Yamada in an executive life insurance plan ($98,547), a special life insurance policy, a group variable universal life insurance policy, an individual disability insurance policy and a group life insurance plan; and for Mr. Ono in an executive life insurance plan ($86,629), a group variable universal life insurance policy, an individual disability insurance policy and a group life insurance plan.

Narrative Disclosure to Summary Compensation Table

  Base Salary

          Each named executive officer's base salary is a fixed component of compensation for each year for performing specific job duties and functions. The total base salaries earned by our named executive officers in fiscal years 2014 and 2015 are disclosed in the Summary Compensation Table above.

          Base salaries for our named executive officers are reviewed periodically by the compensation committee of the First Hawaiian Bank board of directors. Mr. Harrison's base salary was initially set pursuant to his employment agreement with BancWest and First Hawaiian Bank, as described under "Employment Agreement with Mr. Harrison" below, but is subject to review and approval of our compensation committee and the compensation committee of the First Hawaiian Bank board of directors.

  Annual Incentive

          The board of directors of First Hawaiian Bank adopted the First Hawaiian Bank Incentive Plan for Key Employees, as amended and restated (the "IPKE"), effective January 1, 2013, to provide cash incentive awards to key employees of First Hawaiian Bank and its subsidiaries. The IPKE is a discretionary annual cash bonus program, and awards are determined following the end of each year based on an individual's achievement during the year. Each of our named executive officers has performance goals established at the beginning of each year, which are taken into account in determining the executive's award under the IPKE. However, all awards under the IPKE are discretionary as determined by the compensation committee of the First Hawaiian Bank board of directors. The aggregate amount of all incentive awards granted under the IPKE in any one fiscal year to one employee cannot exceed the employee's annual base salary at the close of the preceding fiscal year.

          In 2015, target bonuses under the IPKE for each of our named executive officers were equal to 85% of base salary for Mr. Harrison; 65% of base salary for Mr. Yamada; and 65% of base salary for Mr. Ono. The annual cash bonus under the IPKE awarded to Mr. Harrison was $725,000; to Mr. Yamada was $430,139; and to Mr. Ono was $340,592.

  Long-term Incentive Plan

          The board of directors of First Hawaiian Bank adopted the First Hawaiian Bank Long-Term Incentive Plan (the "LTIP"), effective January 2008, to promote the success and enhance the value of First Hawaiian Bank by providing participants with an incentive to remain employees of First Hawaiian Bank and to help it accomplish financial and other goals over the long term. The compensation committee of the First Hawaiian Bank board of directors sets performance goals under the LTIP for overlapping three-year performance periods. Awards are paid in cash within two and a half months after the end of the applicable performance period. Each of our named executive officers participates in the LTIP. The LTIP award granted in 2013 had a performance period from 2013-2015 (the "2013-2015 LTIP Award") with an earn-out range of 0% to 200% of target. The

2013-2015 LTIP award was earned for each of our named executive officers at a total payout rate of 180.2%. The 2013-2015 LTIP award, as reported in the Summary Compensation Table above, for each of our named executive officers was: $621,810 for Mr. Harrison; $420,081 for Mr. Yamada; and $395,126 for Mr. Ono. Our named executive officers each hold LTIP awards that were granted in each of 2014 and 2015 and remain outstanding and subject to future performance.

          If an LTIP participant's employment terminates due to death, disability or retirement during a performance period, that participant will earn a prorated payout based on the portion of the performance period completed. If a participant's employment terminates for any other reason during a performance period, the participant will forfeit outstanding awards. Upon a "change in control" all awards outstanding six months or more will be deemed to have been earned at the maximum target value. For purposes of the LTIP, "change in control" generally means, (i) any person other than BNPP, any affiliate of BNPP or a fiduciary holding shares under an employee benefit plan becomes the beneficial owner of more than 50% of the combined voting power of either BancWest or First Hawaiian Bank, (ii) a merger or consolidation of either BancWest or First Hawaiian Bank, a result of which either (A) any person other than BNPP or an affiliate of BNPP becomes the beneficial owner of more than 50% of the voting power of either BancWest or First Hawaiian Bank or (B) the shares of either BancWest or First Hawaiian Bank outstanding immediately prior to such transaction do not represent a majority of the voting power of all voting securities of such entity outstanding immediately after such transaction or (iii) the sale of all or substantially all of the assets of either BancWest or First Hawaiian Bank.

  Employment Agreement with Mr. Harrison

          We previously entered into an employment agreement with Mr. Harrison, which became effective on January 1, 2012. The agreement was for an initial term of two years with automatic one-year extensions at the end of each year unless notice of termination is provided. During the initial term of the agreement, Mr. Harrison served as President and Chief Executive Officer, reporting to the board of directors of First Hawaiian Bank and the Chief Executive Officer of BancWest. Mr. Harrison has since been named Chairman and he continues to serve as Chief Executive Officer. Material terms of the employment agreement include: an annual base salary of $650,000 (which has since been increased and is $800,000 as of December 31, 2015); participation in the IPKE with an annual target bonus of 80% of his annual base salary (which has since been increased and is 85% as of December 31, 2015) with an earn-out range of 0% to 200% of the target; and participation in the LTIP, with a target bonus equal to 50% of his annual base salary (which has since been increased and is 65% as of December 31, 2015) with an earn-out range of 0% to 200% of the target.

          Mr. Harrison's employment agreement also includes severance benefits, which have since been replaced by his participation in the Executive Change-in-Control Retention Plan of First Hawaiian Bank (the "Executive CIC Plan") as described under "Executive Change-In-Control Retention Plan of First Hawaiian Bank" below.

          The employment agreement also contains (i) a confidentiality provision that applies during the term of employment and for one year following any termination of employment, (ii) a non-competition provision that applies during the term of employment and for one year following any termination of employment that results in severance benefits and (iii) an employee non-solicit provision that applies during the term of employment and for one year following any termination of employment.

  Insurance Plans

          Our named executive officers participate in a variety of insurance plans, including a group variable universal life insurance policy, an individual disability insurance policy, a group life insurance plan, a special life insurance policy and an executive life insurance plan. Company-paid premiums under those policies are disclosed in the Summary Compensation Table above.

          Under the executive life insurance plan we provide pre- and post-retirement life insurance benefits for certain executives, including the named executive officers. For Messrs. Yamada and Ono, death benefits under this plan are equal to three times current base salary while actively employed and three times final salary post-retirement. For Messrs. Yamada and Ono, upon retirement, we will transfer ownership of a company-owned life insurance policy to the participating executive with cash value sufficient, using reasonable actuarial assumptions, to support the policy to the policy maturity date.

Potential Payments upon Termination or Change in Control

  Executive Change-In-Control Retention Plan of First Hawaiian Bank

          In May 2015, the First Hawaiian Bank board of directors adopted the Executive CIC Plan to advance the interests of First Hawaiian Bank by ensuring the continued employment, dedication and focused attention of its executive officers, notwithstanding the possibility, threat or occurrence of a change in control. Executive officers of First Hawaiian Bank become eligible to participate in the plan upon designation by the compensation committee of the First Hawaiian Bank board of directors. Each of our named executive officers participates in the Executive CIC Plan. Mr. Harrison's participation in the Executive CIC Plan replaces the severance benefits he would otherwise be entitled to pursuant to his employment agreement. Severance benefits provided under the Executive CIC Plan vary based on the level of employee. The following description and level of severance benefits applies to our named executive officers and not necessarily to other participants in the Executive CIC Plan.

          Under the Executive CIC Plan, if within two years after a "change in control" (x) an executive's employment is involuntarily terminated without "cause" or (y) an executive terminates employment for "good reason," such executive is entitled to (i) a lump sum payment generally payable on the last day of the month following such termination of employment equal to (A) one times the executive's highest annual base salary earned at any time during the preceding three fiscal years; and (B) one times the largest of (1) the actual annual bonus earned under the IPKE during the fiscal year in which termination occurs, (2) the executive's target annual bonus under the IPKE at the date of termination and (3) the highest bonus actually paid to the executive under the IPKE in any of the three fiscal years prior to termination; (ii) health benefits in the form of a subsidy toward the premium cost of continuation coverage under the Consolidated Omnibus Budget Reconciliation Act (COBRA) for two years after termination of employment; and (iii) reimbursement for reasonable expenses incurred for outplacement services, up to a maximum of $20,000. In addition, if an executive in the Executive CIC Plan executes a supplemental participation agreement to be bound by a non-competition provision and an employee and customer non-solicitation provision for one year after termination of employment and refrains from competing and soliciting employees and customers during such one-year period, the executive will also be entitled to a lump sum payment in the thirteenth month after termination equal to (i) one times the highest annual base salary earned at any time during the last three completed fiscal years; and (ii) one times the largest of (1) the executive's actual annual bonus earned under the IPKE during the fiscal year in which termination occurs, (2) the executive's target annual bonus under the IPKE at the date of termination and (3) the highest bonus actually paid under the IPKE to the executive in any of the three most recent consecutive fiscal years prior to termination of employment.

          Under the Executive CIC Plan, if outside of the two years after a "change in control," including during any period prior to a "change in control," (x) an executive is involuntarily terminated by First Hawaiian Bank without "cause" or (y) an executive terminates employment with First Hawaiian Bank for "good reason", such executive will be entitled to (i) a lump sum paid one month after termination of employment equal to (A) two times the executive's highest annual base salary at any time during the preceding three fiscal years; and (B) two times the largest of (1) the actual annual bonus earned under the IPKE during the fiscal year in which termination occurs, (2) the participant's target annual bonus under the IPKE at the date of termination and (3) the highest bonus actually paid under the IPKE to the executive in any of the three most recent consecutive fiscal years prior to termination.

          For purposes of the Executive CIC Plan, "cause" generally means the executive's (i) willful failure to perform his or her duties, which is not remedied within fifteen business days' following written notice; (ii) gross negligence in the performance of duties; (iii) conviction of, or plea of guilty or no contest to, any felony or any other crime involving the personal enrichment of the executive at First Hawaiian Bank's expense; (iv) willful engagement in conduct that is demonstrably and materially injurious to First Hawaiian Bank; (v) material violation of any federal or state banking law or regulation; (vi) material violation of any provision of First Hawaiian Bank's code of business conduct and ethics or other established code of conduct to which the executive is subject; and (vii) willful violation of confidentiality, non-disparagement, non-competition, and employee and customer non-solicitation covenants.

          "Good reason" generally means an executive (i) has incurred a material reduction in base salary, authority, duties or responsibilities, or in the budget over which the participant has authority; (ii) has incurred a material reduction in the authority, duties or responsibilities of the executive's supervisor; or (iii) has been provided notice that his principal place of work will be relocated to a different Hawaiian Island or to a place more than 50 miles from the executive's base of employment immediately prior to the change in control.

          "Change in control" generally means, (i) any transaction as a result of which, immediately thereafter, BNPP owns directly or indirectly (A) securities of BancWest representing no more than 50% or less of the combined voting power of BancWest then outstanding or (B) securities of First Hawaiian Bank representing no more than 50% or less of the combined voting power of First Hawaiian Bank then outstanding or (ii) the sale of all or substantially all of the assets of First Hawaiian Bank to an unrelated third party.

          The Executive CIC Plan also contains (i) a confidentiality provision and (ii) a non-disparagement provision, each of which applies during employment and for one year following any qualifying termination of employment under the Executive CIC Plan.

Savings and Retirement Plans

          We maintain the BancWest Corporation 401(k) Savings Plan (the "401(k) Plan"), which is a tax-qualified defined contribution savings plan for all eligible employees of BancWest, including each of our named executive officers. Under the 401(k) Plan, eligible employees may contribute up to 75% of their pay (subject to Internal Revenue Service limitations) to the 401(k) Plan commencing upon their date of hire. Contributions are withheld by payroll deductions on a pre-tax basis. After participants have completed one year and 1,000 hours of service, BancWest will match 100% of the first 5% of the pay that an employee contributes on a pre-tax basis to the 401(k) Plan. Messrs. Harrison and Ono are eligible for such BancWest matching contributions. Participants are 100% vested in their pre-tax contributions and, upon completion of one year and 1,000 hours of service, the employer matching contributions. In addition, participants become 100% vested in the employer matching contributions upon death or disability (as defined in the 401(k) Plan), in each case, while an employee, or upon retirement.

          In addition, we maintain the BancWest Corporation Future Plan (the "Future Plan"). The Future Plan is a money purchase plan that is designed to help eligible employees build long-term savings through BancWest contributions toward retirement. Messrs. Harrison and Ono participate in the Future Plan. Under the Future Plan, BancWest contributes an amount equal to 2.5% of an eligible employee's pay. Employees may direct how contributions will be invested. Contributions are made each calendar quarter to a Future Plan account that is held in the name of each participant. Employees vest in the plan after completing five years of service with BancWest, or upon death, disability (as defined in the Future Plan) or attainment of age 65.

          We also maintain the BancWest Corporation Deferred Compensation Plan (the "BancWest DCP"), the First Hawaiian Bank Deferred Compensation Plan (the "First Hawaiian DCP"), the Employees' Retirement Plan of BancWest Corporation (the "ERP") and the BancWest Corporation Supplemental Executive Retirement Plan (the "SERP"). Each of our named executive officers participates in the BancWest DCP and the SERP, and Messrs. Yamada and Ono participate in the ERP. None of our named executive officers participates in the First Hawaiian DCP.

          Under the BancWest DCP, the compensation committee of our board of directors may designate employees for retirement contributions and participants may defer portions of their base salary, IPKE award and LTIP award. None of our named executive officers receive retirement contributions under the BancWest DCP. Under the First Hawaiian DCP, participating employees may defer a portion of their base salary, commission, incentive compensation, or IPKE award.

          The ERP is a defined benefit retirement plan under which participants receive a benefit calculated by multiplying the total base salary, commissions, overtime pay and shift and other premiums earned during each year of employment by 1.50%, subject to reduction for early retirement. Benefits under the ERP are paid in a monthly annuity elected by each participant, although certain benefits may be received as a lump-sum payment. Benefits under the ERP were frozen effective December 31, 1995, with no benefits accruing under the plan for compensation earned or services performed after such date. The SERP is a non-qualified plan under which participating executives generally receive a benefit equal to a percentage of the average annual rate of compensation earned during the 60 consecutive calendar months out of the last 120 calendar months of employment that results in the highest average, subject to reduction in the case of early retirement. In the case of our named executive officers, they receive a benefit equal to a percentage of the highest consecutive 12 months of compensation earned during their final 60 months of service prior to retirement, subject to reduction in the case of early retirement. The target percentage, in the case of our named executive officers, is 60% multiplied by a fraction based on credited years of service under the SERP. The benefit is also reduced by benefits received pursuant to other retirement plans, including, among others, the 401(k) Plan, the Future Plan, the ERP and 50% of an executive's monthly primary social security benefit, determined as if the executive was age 65. Mr. Yamada's benefit under the SERP is also subject to reduction pursuant to a grandfathered supplemental accrued SERP benefit he is eligible to receive. Executive participants may elect to receive benefits in a monthly annuity, monthly installments or a lump sum, subject to certain restrictions.

          Under each of the BancWest DCP and the SERP, within thirty days after a "change in control of the company," any amounts credited to accounts of participants in each respective plan that have not previously been contributed to a trust are required to be contributed to a trust. Similarly within thirty days after a "change in control of a bank subsidiary" any amounts credited to accounts of participants in each respective plan who are employees of that bank subsidiary that have not previously been contributed to a trust are required to be contributed. "Change in control of the company," as used in the BancWest DCP and the SERP, generally means, (i) any person other than BNPP, any affiliate of BNPP or a fiduciary holding shares under an employee benefit plan, becomes the beneficial owner of more than 50% of the combined voting power of BancWest, (ii) a merger or consolidation of BancWest, a result of which either (A) any person other than BNPP or an affiliate becomes the beneficial owner of more than 50% of the voting power of BancWest or (B) the shares of BancWest outstanding immediately prior to such transaction do not represent a majority of the voting power of all voting securities of such entity outstanding immediately after such transaction or (iii) the sale of all or substantially all of the assets of BancWest. "Change in control of a bank subsidiary" generally means (i) any person other than BNPP, any affiliate of BNPP or a fiduciary holding shares under an employee benefit plan, becomes the beneficial owner of more than 50% of the combined voting power of either First Hawaiian Bank or Bank of the West, (ii) a merger or consolidation of either First Hawaiian Bank or Bank of the West, a result of which either (A) any person other than BNPP or an affiliate becomes the beneficial owner of more than 50% of the voting power of either First Hawaiian Bank or Bank of the West or (B) the shares of either First Hawaiian Bank or Bank of the West outstanding immediately prior to such transaction do not represent a majority of the voting power of all voting securities of such entity outstanding immediately after such transaction or (iii) the sale of all or substantially all of the assets of either First Hawaiian Bank or Bank of the West.

CRD IV Compensation Standards

          As discussed under "Supervision and Regulation — Regulatory Impact of Control by BNPP" above, as a banking organization headquartered in France, BNPP is subject to CRD IV. As long as First Hawaiian is a controlled subsidiary of BNPP, we are subject to the compensation standards of CRD IV. As a result of the implications of CRD IV, certain of our most senior employees, including, for 2015, each of our named executive officers, may not receive variable compensation in excess of 100% of fixed compensation (200% with shareholder approval). CRD IV also imposes a requirement for covered employees that (i) at least 40% of the variable compensation must be deferred over a specified period of at least three to five years, (ii) at least 50% of the variable remuneration is paid in equity-linked instruments and (iii) a clawback or malus arrangement must cover up to 100% of the variable compensation. We intend to maintain competitive total compensation levels for affected employees, although it is possible that the structure of our compensation packages may not be considered in line with our peers. Once we cease to be subject to CRD IV, we will evaluate and modify our compensation structure as appropriate so that it is more aligned with our peers and allows us to continue to attract and retain the high-caliber talent necessary to maximize long-term shareholder value.

Outstanding Equity Awards at Fiscal Year End

          As of December 31, 2015, none of the named executive officers held any outstanding BancWest equity-based awards. As of December 31, 2015, our named executive officers held outstanding equity-based awards of BNPP as listed in the table below.

	Option Awards				Stock Awards
Name	Grant Date	Number of Securities Underlying Unexercised Options (#)(1)	Option Exercise Price	Option Expiration Date	Number of Shares or Units of Stock That Have Not Yet Vested (#)(2)	Market Value of Shares or Units of Stock That Have Not Yet Vested ($)(3)
Robert S. Harrison	4/18/2008	3,692	€64.47	4/15/2016	3,000	$170,588
	4/6/2009	2,871	€35.11	4/5/2017
	3/5/2010	3,000	€51.20	3/2/2018
	3/4/2011	2,280	€56.45	3/4/2019
Albert M. Yamada	4/18/2008	4,102	€64.47	4/15/2016	1,300	$73,922
	4/6/2009	3,179	€35.11	4/5/2017
	3/5/2010	3,000	€51.20	3/2/2018
	3/4/2011	2,280	€56.45	3/4/2019
Raymond S. Ono	4/18/2008	3,692	€64.47	4/15/2016	1,300	$73,922
	4/6/2009	2,871	€35.11	4/5/2017
	3/5/2010	3,000	€51.20	3/2/2018
	3/4/2011	2,280	€56.45	3/4/2019

(1)
All of the securities underlying unexercised options are currently exercisable.

(2)
Stock awards listed are shares granted to each of the named executive officers under the BNP Paribas Global Stock Incentive Plan on March 6, 2012. Such awards fully vested on March 7, 2016.

(3)
For purposes of this table, the market value of BNPP stock awards was calculated in U.S. dollars based on the Euronext Paris closing price of BNPP stock on December 31, 2015, of €52.23, and the European Central Bank foreign exchange reference rate on December 31, 2015, of 1 EUR = 1.0887 USD.

Anticipated Changes to Our Compensation Program Following This Offering

          In connection with this offering, our board of directors has adopted, and BWC as our stockholder is expected to approve, the incentive plans described below, under which we will be permitted to grant a variety of equity-based and cash-based incentive awards. In addition, we may make revisions to our compensation program. We expect that any revised compensation program will be effective prior to the effectiveness of the registration statement of which this prospectus forms a part.

2016 Omnibus Incentive Compensation Plan

          Our board of directors has adopted, and our stockholder is expected to approve, the First Hawaiian, Inc. 2016 Omnibus Incentive Compensation Plan (the "2016 Equity Plan") in connection with this offering. The 2016 Equity Plan will be effective on the date the 2016 Equity Plan is approved by our stockholder.

          The purposes of the 2016 Equity Plan are to help us attract, retain and motivate key employees (including prospective employees), align the interests of those individuals with the interests of company's shareholders and promote ownership of the company's equity. To accomplish these purposes, the 2016 Equity Plan provides for the grant of stock options (both stock options intended to meet the requirements of "incentive stock options" under Section 422 of the Code and "non-qualified stock options" that do not meet such requirements), stock appreciation rights ("SARs"), restricted stock, restricted stock units, dividend equivalent rights and other equity-based, equity-related or cash-based awards (including performance share awards and performance units settled in cash) (collectively, "awards"). Our non-employee directors are not permitted to participate in the 2016 Equity Plan.

Shares Subject to the 2016 Equity Plan

          A total of 5,578,385 shares of our common stock will be reserved and available for issuance under the 2016 Equity Plan. If an award granted under the 2016 Equity Plan expires, is forfeited or is settled in cash, the shares of our common stock not acquired pursuant to the award will again become available for subsequent issuance under the 2016 Equity Plan. Shares of our common stock subject to awards that are assumed, converted or substituted under the 2016 Equity Plan as a result of our acquisition of another company will not be counted against the number of shares that may be granted under the 2016 Equity Plan. With respect to awards of stock-settled SARs, the total number of shares that may be granted under the 2016 Equity Plan will be reduced by the full number of shares underlying the exercised portion of such award (rather than only the number of shares actually delivered upon exercise). The following types of shares under the 2016 Equity Plan will not become available for the grant of new awards under the 2016 Equity Plan: (i) shares withheld to satisfy any tax withholding obligation and (ii) shares tendered to, or withheld by, us to pay the exercise price of an option.

          The aggregate number of shares of our common stock that may be granted to any employee during a fiscal year in the form of awards (other than stock options and SARs) that are intended to be "performance-based compensation" for purposes of Section 162(m) of the Code, may not exceed 500,000 shares (or, in the event of cash-based awards, the equivalent cash value thereof on the first day of the performance period to which such award relates, as determined by the compensation committee). The maximum number of shares of our common stock that may be granted to any single individual during a fiscal year in the form of stock options may not exceed 500,000 shares. The maximum number of shares of our common stock that may be granted to any single individual during a fiscal year in the form of SARs may not exceed 500,000 shares.

Administration of the 2016 Equity Plan

          The 2016 Equity Plan will be administered by the compensation committee of our board of directors (and its delegates) unless the board of directors determines otherwise. For purposes of this summary, we refer to the committee that administers the 2016 Equity Plan, and to any person or group to whom this committee delegates authority, as the compensation committee. Subject to the terms of the 2016 Equity Plan, the compensation committee will determine which employees will receive awards under the 2016 Equity Plan, the dates of grant, the number and types of awards to be granted, the exercise or purchase price of each award, and the terms and conditions of the awards, including the period of their exercisability and vesting and the fair market value applicable to a stock award.

          In addition, the compensation committee has the authority to determine whether any award may be settled in cash, shares of our common stock, other securities or other awards or property. The compensation committee has the authority to interpret the 2016 Equity Plan and may adopt any administrative rules, regulations, procedures and guidelines governing the 2016 Equity Plan or any awards granted under the 2016 Equity Plan as it deems to be appropriate. The compensation committee may also delegate any of its powers, responsibilities or duties to any person who is not a member of the compensation committee or any administrative group within the company. Our board of directors may also grant awards or administer the 2016 Equity Plan.

Conditions on Awards

          All of the awards described below are subject to the conditions, limitations, restrictions, vesting and forfeiture provisions determined by the compensation committee, in its sole discretion, subject to certain limitations provided in the 2016 Equity Plan. The compensation committee may condition the vesting of or the lapsing of any applicable vesting restrictions or conditions on awards upon the attainment of performance goals, continuation of service, or any other term or conditions. The vesting conditions placed on any award need not be the same with respect to each grantee and the compensation committee will have the sole discretion to amend any outstanding award to accelerate or waive any or all restrictions, vesting provisions or conditions set forth in the award agreement.

          Each award granted under the 2016 Equity Plan will be evidenced by an award agreement, which will govern that award's terms and conditions. To the extent necessary to do so, in the case of any conflict or potential inconsistency between the 2016 Equity Plan and a provision of any award or award agreement with respect to an award, the 2016 Equity Plan will govern.

Types of Awards

          The 2016 Equity Plan provides for the grant of stock options intended to meet the requirements of "incentive stock options" under Section 422 of the Code as well as "non-qualified stock options" that do not meet such requirements, SARs, restricted stock, restricted stock units, dividend equivalent rights and other equity-based, equity-related or cash-based awards (including performance-based awards). Our non-employee directors are not permitted to participate in the 2016 Equity Plan.

Stock Options

          An award of a stock option gives a grantee the right to purchase a certain number of shares of our common stock during a specified term in the future, after a vesting period, at an exercise price equal to at least 100% of the fair market value of our common stock on the grant date. The term of a stock option may not exceed 10 years from the date of grant. Incentive stock options may only be granted from a plan that has been approved by our stockholders and will be exercisable in any fiscal year only to the extent that the aggregate fair market value of our common stock with respect to which the incentive stock options are exercisable for the first time does not exceed $100,000. No incentive stock option may be granted to any person who, at the time of the grant, owns or is deemed to own stock possessing more than 10% of our total combined voting power or that of any of our affiliates unless (i) the option exercise price is at least 110% of the fair market value of the stock subject to the option on the date of grant and (ii) the term of the incentive stock option does not exceed five years from the date of grant. The exercise price of any stock option may be paid using (i) cash, check or certified bank check, (ii) shares of our common stock, (iii) a net exercise of the stock option, (iv) other legal consideration approved by the company and permitted by applicable law and (v) any combination of the foregoing.

Stock Appreciation Rights (SARs)

          A SAR entitles the grantee to receive an amount equal to the difference between the fair market value of our common stock on the exercise date and the exercise price of the SAR (which may not be less than 100% of the fair market value of a share of our common stock on the grant date), multiplied by the number of shares subject to the SAR. The term of a SAR may not exceed

10 years from the date of grant. Payment to a grantee upon the exercise of a SAR may be either in cash, shares of our common stock or other securities or property, or a combination of the foregoing, as determined by the compensation committee.

Restricted Stock

          A restricted stock award is an award of outstanding shares of our common stock that does not vest until a specified period of time has elapsed or other vesting conditions have been satisfied, as determined by the compensation committee, and which will be forfeited if the conditions to vesting are not met. The compensation committee will issue a certificate in respect to the shares of restricted stock, unless the compensation committee elects to use another system, such as book entries by the transfer agent, as evidencing ownership of such shares. In the event a certificate is issued it may be registered in the name of the grantee, and the company will hold the certificate until the restrictions upon the award have lapsed. During the period that any restrictions apply, the transfer of stock awards is generally prohibited. Grantees have full voting rights with respect to their restricted shares. Unless the compensation committee determines otherwise, all ordinary cash dividend payments or other ordinary distributions paid upon a restricted stock award will be paid to the grantee during the vesting period.

Restricted Stock Units

          A restricted stock unit is an unfunded and unsecured obligation to issue a share of common stock (or an equivalent cash amount) to the grantee in the future. Restricted stock units become payable on terms and conditions determined by the compensation committee and will be settled either in cash, shares of our common stock or other securities or property, or a combination of the foregoing, as determined by the compensation committee.

Dividend Equivalent Rights

          Dividend equivalent rights entitle the grantee to receive amounts equal to all or any of the ordinary cash dividends that are paid on the shares underlying a grant while the grant is outstanding. Dividend equivalent rights may be paid in cash, in shares of our common stock or in another form. The compensation committee will determine whether dividend equivalent rights will be conditioned upon the exercise of the award to which they relate (subject to compliance with Section 409A of the Code) and other terms and conditions, as determined by the compensation committee.

Other Stock-Based or Cash-Based Awards

          Under the 2016 Equity Plan, the compensation committee may grant other types of equity-based, equity-related or cash-based awards subject to such terms and conditions that the compensation committee may determine. Such awards may include the grant or offer for sale of unrestricted shares of our common stock, performance share awards and performance units settled in cash.

Performance-Based Awards

          At the discretion of the compensation committee, other stock-based or cash-based awards may be granted in a manner which is intended to be deductible by the company under Section 162(m) of the Code (taking into account any transition relief available thereunder). In such event, the performance-based award will be determined based on the attainment of written objective performance goals based on one or more of the Performance Criteria (as defined below), and may be measured in absolute terms or relative to historic performance or the performance of other companies or an index. The performance goal(s) must be approved by the compensation committee for a performance period established by the compensation committee (i) while the outcome for that performance period is substantially uncertain and (ii) no more than 90 days after the commencement of the performance period to which the performance goal relates or, if the performance period is less than one year, the number of days which is equal to 25% of the relevant performance period. When setting performance goals, the compensation committee will also prescribe a formula to determine the amount of the performance-based award that may be payable upon the level of attainment of the performance goals during the performance period. Following the completion of each performance period, the compensation committee will have the sole discretion to determine whether the applicable performance goals have been met with respect to each individual, and if they have, will certify the amount of the applicable performance-based award. The amount of a performance-based award actually paid may be less (but not more) than the amount determined according to the formula, at the discretion of the compensation committee.

          If performance goals are established by the compensation committee in connection with the grant of an award, they will be based upon performance criteria which may include one or more of the following ("Performance Criteria"): measures of efficiency (including operating efficiency, productivity ratios or other similar measures); measures of achievement of expense targets, costs reductions or general expense ratios; earnings per share; value creation targets; income or operating income measures; net income, before or after taxes; return measures (including return on capital, total capital, tangible capital equity, net assets or total shareholder return); increase in the fair market value of our common stock; credit quality; loan growth; deposit growth; loan portfolio performance; tangible book value or tangible book value growth and strategic business objectives, consisting of one or more objectives based on meeting specified cost targets; business expansion goals and goals relating to joint ventures collaborations (including objective project milestones). Any of the above criteria may be used with or without adjustment for extraordinary items or nonrecurring items, and to the extent permitted under Section 162(m) of the Code (taking into account any transition relief available thereunder), the compensation committee may provide for objectively determinable adjustments, modifications or amendments, as determined in accordance with GAAP, to any of the Performance Criteria for one or more of the items of gain, loss, profit or expense.

Adjustments

          In connection with a recapitalization, stock split, reverse stock split, stock dividend, spinoff, split up, combination, reclassification or exchange of shares, merger, consolidation, rights offering, separation, reorganization or liquidation, or any other change in the corporate structure or shares, including any extraordinary dividend or extraordinary distribution, the compensation committee will make adjustments as it deems appropriate in (i) the maximum number of shares of our common stock reserved for issuance as grants, (ii) the maximum number of stock options, SARs or awards intended to qualify as "performance-based compensation" that any individual participating in the 2016 Equity Plan may be granted in any fiscal year, (iii) the number and kind of shares covered by outstanding grants, (iv) the kind of shares that may be issued under the 2016 Equity Plan and (v) the terms of any outstanding stock awards, including exercise or strike price, if applicable.

Amendment; Termination

          Our board of directors may amend or terminate the 2016 Equity Plan at any time, provided that no such amendment may materially adversely impair the rights of a grantee of an award without the grantee's consent. Our stockholders must approve any amendment to the extent required to comply with the Code, applicable laws or applicable stock exchange requirements. Unless terminated sooner by our board of directors or extended with stockholder approval, the

2016 Equity Plan will terminate on the day immediately preceding the tenth anniversary of the date on which our stockholder approved the 2016 Equity Plan, but any outstanding award will remain in effect until the underlying shares are delivered or the award lapses.

Change in Control

          Unless the compensation committee determines otherwise, or as otherwise provided in the applicable award agreement, if a participant's employment is terminated by us without "cause" (as defined in the 2016 Equity Plan) or the participant resigns his or her employment for "good reason" (as defined in the 2016 Equity Plan), in either case, on or within two years after a "change in control" (as defined in the 2016 Equity Plan), (i) all outstanding awards will become fully vested (including lapsing of all restrictions and conditions), and, as applicable, exercisable, (ii) any outstanding performance-based awards will be deemed earned at the greater of the target level and the actual performance level at the date of the change in control with respect to all open performance periods and will cease to be subject to any further performance conditions and (iii) any shares deliverable pursuant to restricted stock units will be delivered promptly following the termination. In the event of a change in control, the compensation committee may also (i) provide for the assumption of or the issuance of substitute awards, (ii) provide that for a period of at least 20 days prior to the change in control, stock options or SARs that would not otherwise become exercisable prior to a change in control will be exercisable as to all shares of common stock, as the case may be, subject thereto and that any stock options or SARs not exercised prior to the consummation of the change in control will terminate and be of no further force or effect as of the consummation of the change in control, (iii) modify the terms of such awards to add events or conditions (including the termination of employment within a specified period after a change in control) upon which the vesting of such awards will accelerate, (iv) deem any performance conditions satisfied at target, maximum or actual performance through closing or provide for the performance conditions to continue (as is or as adjusted by the compensation committee) after closing or (v) settle awards for an amount (as determined in the sole discretion of the compensation committee) of cash or securities (in the case of stock options and SARs that are settled in cash, the amount paid will be equal to the in-the-money spread value, if any, of such awards).

          In general terms, except in connection with any initial public offering and except for any event that occurs prior to the 50% Date, a change in control under the 2016 Equity Plan occurs if following the completion of this offering:

  •
  during any period of not more than 36 months, individuals who constitute the board of directors as of the beginning of the period whose appointment or election is endorsed by two-thirds of the incumbent directors no longer constitute a majority of the board, provided that this provision does not take effect until there are no BNPP Directors on the board of directors;

  •
  a person, other than BNP Paribas or any of its direct or indirect subsidiaries, becomes a beneficial owner, directly or indirectly, of our capital stock representing 50% of the voting power of our outstanding capital stock;

  •
  we merge into another entity, unless (i) the business combination is with BNP Paribas or any of its direct or indirect subsidiaries or (ii) (a) more than 50% of the combined voting power of the merged entity or its parent is represented by our voting securities that were outstanding immediately prior to the merger, (b) the board of directors prior to the merger constitutes at least 50% of the board of the merged entity or its parent following the merger and (c) no person is or becomes the beneficial owner of 50% or more of the combined voting power of the outstanding capital stock eligible to elect directors of the merged entity or its parent;

  •
  we sell or dispose of all or substantially all of our assets (other than to BNP Paribas or any of its direct or indirect subsidiaries); or

  •
  we are liquidated or dissolved.

Clawback

          All awards under the 2016 Equity Plan will be subject to any clawback or recapture policy that we may adopt from time to time.

2016 Non-Employee Director Plan

          Our board of directors has adopted, and our stockholder is expected to approve, the First Hawaiian, Inc. 2016 Non-Employee Director Plan (the "2016 Director Plan") in connection with this offering. The 2016 Director Plan will be effective on the date the 2016 Director Plan is approved by our stockholder.

          The description of the 2016 Director Plan is the same as the description for the 2016 Equity Plan, except for the following key differences: (i) 75,000 shares of our common stock will be reserved and available for issuance under the 2016 Director Plan; (ii) the aggregate awards that may be granted to any single non-employee director during a fiscal year, solely with respect to his or her service as a director of the board, may not exceed $500,000; (iii) there is no separate limit on the number of shares of our common stock that may be granted to any single individual during a fiscal year in the form of stock options or SARs; (iv) our non-employee directors and non-employee directors of our subsidiaries other than any BNPP Directors are the only permitted grantees in the 2016 Director Plan; (v) incentive stock options may not be granted to non-employee directors; (vi) awards granted to non-employee directors may not be linked to performance criteria; and (vii) unless the compensation committee determines otherwise, in the event of a change in control, all outstanding awards will become fully vested (including lapsing of all restrictions and conditions) and, as applicable, exercisable.

First Hawaiian, Inc. Bonus Plan

          Our board of directors has adopted, and our stockholder is expected to approve, the First Hawaiian, Inc. Bonus Plan (the "Bonus Plan") in connection with this offering. The Bonus Plan will be effective on the date the Bonus Plan is approved by our stockholder.

          The purposes of the Bonus Plan are to help us attract, retain and motivate participating eligible executives by providing incentive awards that ensure a strong pay-for-performance linkage, and to permit such incentive awards to qualify as performance-based compensation under Section 162(m) of the Code (taking into account any transition relief available thereunder). To accomplish these purposes, the Bonus Plan provides for the grant of cash-based or equity-based awards (collectively, "awards") to any employee who, in the discretion of the compensation committee, is likely to be a "covered employee" under Section 162(m) of the Code for the year in which an award is payable and any other executives selected by the compensation committee for participation in the Bonus Plan.

Administration of the Bonus Plan

          The Bonus Plan will be administered by the compensation committee (and its delegates). Subject to the terms of the Bonus Plan, the compensation committee will select the persons to be granted awards under the Bonus Plan, determine the time when awards will be granted, determine whether objectives and conditions for earning awards have been met, determine whether awards will be paid at the end of the performance period or deferred, and determine whether an award should be reduced or eliminated. In addition, the compensation committee will interpret the Bonus Plan and may adopt written policies or rules as it deems necessary or desirable for the implementation and administration of the Bonus Plan and may correct any defect, supply any omission, or reconcile any inconsistency in the Bonus Plan.

Types of Awards

          Awards may be paid in cash or in the form of equity-based awards. Awards that are granted in the form of equity-based awards will be issued pursuant to the 2016 Equity Plan or any other plan maintained by the company for equity-based awards at the time of grant. The Bonus Plan provides for the grant of (i) awards that are not intended to qualify as "performance-based compensation" for purposes of Section 162(m) of the Code as well as (ii) awards that are intended to qualify as "performance-based compensation" for purposes of 162(m) of the Code.

          With respect to awards that are not intended to qualify as "performance-based compensation" for purposes of Section 162(m) of the Code, the Committee may establish performance goals and targets, determine the extent to which such goals have been met and determine the amount of such Awards, in each case, in its discretion.

Awards Intended to Qualify as "Performance-Based Compensation"

          The compensation committee may grant awards that are intended to be performance-based compensation for purposes of Section 162(m) of the Code (each, a "performance-based award") under the Bonus Plan.

          In connection with the grant of each performance-based award under the Bonus Plan, the compensation committee will (i) establish the performance goal(s) and the performance period applicable to such award, (ii) establish the formula for determining the amounts payable based on achievement of the applicable performance goal(s), (iii) determine the consequences of the participant's termination of employment or demotion or promotion during the performance period and (iv) establish such other terms and conditions for the award as the compensation committee deems appropriate. Performance goals will be based on one or more of the Performance Criteria, and may be measured in absolute terms or relative to historic performance or the performance of other companies or an index.

          The foregoing will be accomplished (i) while the outcome for the performance period is substantially uncertain and (ii) no more than 90 days after the commencement of the performance period to which the performance goal relates or, if the performance period is less than one year, the number of days which is equal to 25% of the relevant performance period. Following the completion of each performance period, the compensation committee will certify in writing the degree to which the applicable performance goals have been met with respect to each participant. The award for each participant will be determined by applying the applicable formula for the performance period based upon the level of achievement of the performance goals. The compensation committee may, in its sole discretion, reduce or eliminate (but not increase) any award payable to any participant for any reason, including without limitation to reflect individual or business performance and/or unanticipated or subjective factors.

          No participant may receive with respect to any fiscal year a performance-based award under the Bonus Plan of more than 500,000 shares (or, for cash-based awards, the equivalent cash value thereof on the first day of the performance period to which such award relates). In the event the performance period for an award is more than one fiscal year, then for purposes of these limits, the award amount will be proportionately spread across the actual performance period (provided that for this purpose, the award amount may not be spread across more than four years).

Amendment; Termination

          In general, the compensation committee may amend the Bonus Plan at any time, except that no amendment may be effective without the approval of our shareholders if such approval is necessary to comply with the exemption for performance-based compensation from the limitation on deductibility imposed by Section 162(m) of the Code. The Bonus Plan will continue to be in effect until terminated by the compensation committee.

Clawback

          All awards under the Bonus Plan will be subject to any clawback or recapture policy that we may adopt from time to time.

First Hawaiian, Inc. Employee Stock Purchase Plan

          Our board of directors has adopted, and our stockholder is expected to approve, the First Hawaiian, Inc. Employee Stock Purchase Plan (the "ESPP") in connection with this offering. The ESPP will be effective on the date the ESPP is approved by our stockholder. The ESPP will allow our employees to purchase shares of our stock at a discount from the market price through automatic deductions from their paychecks. A total of 600,000 shares of our common stock will be reserved and available for sale under the ESPP, subject to adjustment in accordance with the terms of the ESPP. We intend for the ESPP to be qualified under Section 423 of the Code.

Administration

          The ESPP will be administered by our board of directors, who may delegate its administrative authority to a person or committee who shall serve as the "Plan Administrator." The Plan Administrator will have the authority to make and adopt rules and regulations not inconsistent with the provisions of the ESPP or the Code. In addition, the Plan Administrator will correct any defect or supply any omission or reconcile any inconsistency in the ESPP. The interpretations and decisions of the Plan Administrator in respect to the ESPP will be final and binding. The Plan Administrator may also retain a third-party stock broker or financial institution to act as a broker and third-party administrator for the ESPP.

Eligible Employees

          All of our employees or employees of participating subsidiaries, as defined in the ESPP, are eligible to participate in the ESPP, provided that the Plan Administrator has discretion to exclude employees who (i) are customarily employed for less twenty (20) hours a week and/or for less than five (5) months in a calendar year, (ii) have been employed by us for less than two (2) years, or (iii) are highly compensated employees as defined in Section 414(q) of the Code. In addition, no employee may purchase shares of our common stock under the ESPP that would result in the employee owning 5% or more of the total combined voting power or value of our stock or the stock of any of our subsidiaries.

Offerings

          From time-to-time, the company will offer employees the opportunity to buy stock in the company through the ESPP. The offer will be made by means of a writing called an "offering." The offering will specify the number of shares which will be available for purchase, the employees entitled to participate in the offering, the dates on which the offering period will begin and end, and the other terms and conditions under which the company's stock will be offered for purchase.

Purchase Price

          The purchase price paid by participants for the shares purchased under the ESPP will be set by the Plan Administrator and will, in any case, be no less than 95% of the fair market value of a share of our common stock on the last day of the applicable offering period. Unless provided otherwise, the default purchase price per share provided for in the ESPP will be 95% of the fair market value of a share of our common stock on the last day of the applicable offering period.

Limitations on Purchase

          As required by the Code, no eligible employee may purchase stock under the ESPP at a rate which, when aggregated with his or her other rights to purchase our common stock, exceeds $25,000 in fair market value per year. Unless the Plan Administrator determines otherwise, employees are also limited in making elections under the ESPP to contributing no more than 10% of their after-tax compensation to the ESPP.

Holding Period

          If the purchase price of shares under the ESPP is less than fair market value, participants will lose preferential tax treatment of such shares if the shares are sold prior to the later of the second anniversary of the first day of the offering period during which such shares were purchased or the first anniversary of the purchase date of such shares (i.e., the last day of such offering period).

Adjustments

          In the event that the outstanding shares of our common stock are changed into or exchanged for a different number or kind of shares or other securities of the company by reason of merger, consolidation, stock dividend, stock split, recapitalization or other extraordinary or unusual event affecting the outstanding common stock as a class without the company's receipt of consideration, or if the value of outstanding shares of company stock is substantially reduced as a result of a spinoff or the company's payment of an extraordinary dividend or distribution to its stockholders, then, the number and kind of shares of common stock available under the ESPP will be automatically adjusted to prevent dilution or enlargement of the rights of participants in the ESPP. Any adjustments to outstanding awards will be consistent with Section 424 of the Code, to the extent applicable.

Termination and Amendment of the ESPP

          Our board of directors generally may, at any time, terminate or amend the ESPP in any respect, except that, without approval of our shareholders, no amendment may increase the maximum number of our shares reserved under the ESPP or modify the requirements as to eligibility for participation in the ESPP. No termination or amendment of the ESPP may terminate or materially and adversely affect a participant's rights under the ESPP without such participant's consent. Unless earlier terminated by the Board, the ESPP shall terminate when no more shares are available for issuance under the ESPP.

 DIRECTOR COMPENSATION

2015 BancWest Director Compensation Table

          The following table lists the individuals who currently serve as directors of First Hawaiian and received compensation in 2015 for their service as directors of either BancWest or First Hawaiian Bank. Unless otherwise noted, compensation listed is for service on the BancWest board of directors during 2015.

Name	Fees Earned or Paid in Cash($)	All Other Compensation($)(2)	Total($)
Matthew Cox(1)	$0	$48,000	$48,000
W. Allen Doane	$61,200	$76,000	$137,200
Allen Uyeda	$65,600	$71,000	$136,600

(1)
Mr. Cox did not serve on the BancWest board of directors during 2015. However, Mr. Cox did receive compensation during 2015 for his service on the First Hawaiian Bank board of directors, as detailed under "All Other Compensation".

(2)
For each of Messrs. Cox, Doane and Uyeda, "All Other Compensation" reflects amounts paid to directors in respect of their service on the First Hawaiian Bank board of directors.

Narrative to 2015 BancWest Director Compensation Table

          During 2015, BancWest paid each non-employee director an annual retainer of $48,000, plus $1,100 for each board and committee meeting attended during 2015. In addition, each non-employee director received $1,100 for attending educational meetings regarding the Federal Reserve's Comprehensive Capital Analysis and Review program. Directors were also reimbursed for certain out-of-pocket expenses incurred in connection with the performance of their duties as directors.

First Hawaiian Director Compensation Program

          In connection with the IPO, we adopted a new director compensation program that provides the following compensation for non-employee members of our board of directors:

  •
  An annual cash retainer of $40,000;

  •
  An annual equity award with a value of $55,000;

  •
  An additional annual cash retainer of $12,000 for the chair of the audit committee;

  •
  An additional annual cash retainer of $10,000 for each of the chairs of the compensation committee and the risk committee;

  •
  An additional annual cash retainer of $8,000 for the chair of the corporate governance and nominating committee;

  •
  An additional annual membership fee of $12,000 for each member of the audit committee, $10,000 for each member of the compensation committee and/or risk committee, and $8,000 for each member of the corporate governance and nominating committee; and

  •
  An additional annual cash retainer of $15,000 for serving as our lead director.

          We also reimburse all directors for reasonable out-of-pocket expenses incurred in connection with the performance of their duties as directors.

          Notwithstanding the above, any director who is an officer of the Corporation and any Director who is nominated by BNPP will not receive any director compensation.

PRINCIPAL AND SELLING STOCKHOLDERS

          Prior to the completion of this offering, all shares of our common stock were owned by the BNPP selling stockholder, an indirect subsidiary of BNPP. Upon completion of this offering, we will have [         ] shares of common stock issued and outstanding, of which BNPP (through the BNPP selling stockholder) will beneficially own approximately [         ]% (or [         ]% assuming the underwriters exercise their option to purchase additional shares of our common stock from the BNPP selling stockholder in full).

          The following table sets forth information, as of the date of this prospectus, regarding the beneficial ownership of our common stock, immediately prior to the consummation of this offering and as adjusted to reflect the sale of common stock in this offering by the BNPP selling stockholder, by:

  •
  all persons known by us to own beneficially more than 5% of our outstanding common stock;

  •
  each of our named executive officers;

  •
  each of our directors; and

  •
  all of our directors and executive officers as a group.

          Beneficial ownership is determined in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to such securities. Except as otherwise indicated, all persons listed below have sole voting and investment power with respect to the shares beneficially owned by them, subject to applicable community property laws. Except as otherwise indicated, the address for each stockholder listed below is c/o First Hawaiian, Inc., 999 Bishop St., Honolulu, Hawaii 96813.

	Beneficial Ownership Prior to the Completion of this Offering			Beneficial Ownership After the Completion of this Offering
Number of Shares to be Sold in this Offering
Name and Address of Beneficial Owner
	Number	Percentage		Number	Percentage
BNPP(1)	139,459,620	100%
Directors and Named Executive Officers
Robert S. Harrison	—	—	—
Albert M. Yamada	—	—	—
Raymond S. Ono	—	—	—
Matthew Cox	—	—	—
W. Allen Doane	—	—	—
Thibault Fulconis	—	—	—
Gérard Gil	—	—	—
Jean-Milan Givadinovitch	—	—	—
J. Michael Shepherd	—	—	—
Allen B. Uyeda	—	—	—
Michel Vial	—	—	—
Directors and executive officers as a group (16 persons)	—	—	—

(1)
BNPP, as the ultimate parent of the BNPP selling stockholder, beneficially owns all shares of our common stock owned of record by the BNPP selling stockholder prior to the completion of this offering. BNPP's investment decisions are made by its board of directors. BNPP is a public company with shares listed on the Euronext Paris exchange. The address of BNPP is 16 Boulevard des Italiens, 75009 Paris (France).

 OUR RELATIONSHIP WITH BNPP AND CERTAIN OTHER RELATED PARTY TRANSACTIONS

          We or one of our subsidiaries may enter into transactions with certain "related persons". Related persons include our executive officers, directors, 5% or more beneficial owners of our common stock, immediate family members of these persons and entities in which one of these persons has a direct or indirect material interest. We generally refer to transactions with these related persons as "related party transactions".

Relationship with BNPP

          We have been a direct or indirect wholly-owned subsidiary of BNPP since BNPP completed its purchase of BancWest in 2001. BNPP is a large financial institution incorporated in France and listed on the Euronext Paris exchange with operations in Europe, North America, including the United States, South America and parts of Africa, the Middle East and Asia.

          Following the completion of this offering, we expect that BNPP will continue to beneficially own a majority of our outstanding common stock, and as a result BNPP will continue to have significant control of our business, including pursuant to the agreements described below. See "Risk Factors — Risks Related to Our Controlling Stockholder". In addition, we expect that, following this offering, BNPP will continue to consolidate our financial results in its financial statements.

          Historically, BNPP and its affiliates have provided certain services to us. In connection with this offering, we and BNPP intend to enter into certain agreements that will provide a framework for our ongoing relationship, including a Stockholder Agreement governing BNPP's rights as a stockholder, a Registration Rights Agreement requiring that we register shares of our common stock beneficially owned by BNPP under certain circumstances and a Transitional Services Agreement, pursuant to which BNPP and certain of its affiliates will agree to continue to provide us with certain services and we will agree to provide certain services to BNPP and certain of BNPP's affiliates for applicable transitional periods.

          In addition, on April 1, 2016 and July 1, 2016, in connection with the Reorganization Transactions, we entered into several agreements governing our relationship with BNPP, BancWest Holding and Bank of the West: a Master Reorganization Agreement; an Interim Expense Reimbursement Agreement; an Expense Reimbursement Agreement; and a Tax Sharing Agreement. The Master Reorganization Agreement memorializes the Reorganization Transactions, allocates assets and liabilities between us and BNPP and its affiliates and details the other agreements that govern our relationship with BNPP following the Reorganization Transactions and this offering. The Interim Expense Reimbursement Agreement (which expired on July 1, 2016) and the Expense Reimbursement Agreement (which was effective as of July 1, 2016) provide that BancWest Holding and BWC, respectively, reimburse First Hawaiian for expenses associated with certain services that First Hawaiian Bank performs for the ultimate benefit of BNPP and its affiliates. The Tax Sharing Agreement governs the rights and obligations of First Hawaiian, BancWest Holding and BNPP in respect of all federal, state and local income taxes and other tax-related matters in respect of taxes related to the Reorganization Transactions and allocates the responsibility for prior period taxes in accordance with existing tax allocation agreements.

          The agreements summarized below have been filed as exhibits to the registration statement of which this prospectus forms a part. The summaries of these agreements are qualified in their entirety by reference to the full text of the agreements.

  Agreements Related to the IPO

          In connection with the IPO, we expect to enter into the following agreements with BNPP and certain of its affiliates.

          Stockholder Agreement.    We intend to enter into a Stockholder Agreement with BNPP prior to the completion of this offering (the "Stockholder Agreement"). The Stockholder Agreement will govern the relationship between BNPP and us following this offering, including matters related to our corporate governance and BNPP's right to approve certain actions we might desire to take in the future. BNPP may, in its sole discretion, waive any of its rights under the Stockholder Agreement at any time, including its rights to designate individuals for nomination and election to our board of directors and to designate individuals to serve on the committees of our board of directors, at any time, and anticipates it may do so in advance of the beneficial ownership thresholds discussed below.

          Corporate Governance.    Until such time as BNPP ceases to directly or indirectly beneficially own at least 5% of our outstanding common stock, and unless BNPP chooses to waive its rights at an earlier point in time, BNPP will be entitled to designate individuals for nomination and election to our board of directors (each such BNPP-designated director, a "BNPP Director"). The number of designees will depend on the level of BNPP's beneficial ownership of our outstanding common stock and will step down in four phases as described below.

  •
  Phase One.  Phase one will begin at the time of the completion of this offering and end on the earlier of (i) the one-year anniversary of the first date on which BNPP ceases to directly or indirectly beneficially own at least 50% of our outstanding common stock (the "50% Date") and (ii) the date BNPP ceases to directly or indirectly beneficially own at least 25% of our outstanding common stock (the "25% Date"). During phase one, BNPP will have the right to designate for nomination and election a majority (or five members) of our board of directors.

  •
  Phase Two.  If the 25% Date has not occurred, phase two will begin on the first anniversary of the 50% Date and end on the 25% Date. During phase two, BNPP will have the right to designate for nomination and election three members of our board of directors.

  •
  Phase Three.  From the 25% Date until the date BNPP ceases to directly or indirectly beneficially own at least 5% of our outstanding common stock, BNPP will have the right to designate one individual to serve on our board of directors.

  •
  Phase Four.  Following the date BNPP ceases to directly or indirectly beneficially own at least 5% of our outstanding common stock, BNPP will no longer have the right to designate any individual to serve on our board of directors.

          Pursuant to the Stockholder Agreement, following the earlier of the one-year anniversary of the 50% Date and the 25% Date, and until the date on which BNPP ceases to directly or indirectly beneficially own at least 5% of our outstanding common stock, our board of directors will consist of a majority of independent directors, our Chief Executive Officer, who is also the Chairman of our board of directors, and the BNPP Directors.

          BNPP will also be entitled to have the BNPP Directors serve on the audit committee, corporate governance and nominating committee, compensation committee and risk committee of our board of directors under certain circumstances. Under the Stockholder Agreement, the composition of these committees will depend on the level of BNPP's beneficial ownership of our outstanding common stock and whether any BNPP Directors are independent. BNPP will be entitled to make the following committee appointments:

  •
  Audit Committee.  Until BNPP ceases to directly or indirectly beneficially own at least 5% of our outstanding common stock, if any of the BNPP Directors satisfies the applicable independence requirements established by the SEC and NASDAQ, BNPP will be entitled to appoint one independent BNPP Director as a member of the audit committee.

  •
  Compensation Committee and Corporate Governance and Nominating Committee.  Initially, BNPP will be entitled to appoint one BNPP Director as a member of each of the compensation committee and the corporate governance and nominating committee. Following the 50% Date, the compensation and corporate governance and nominating committees will transition in accordance with NASDAQ rules to being comprised solely of directors satisfying the applicable independence requirements established by the SEC and NASDAQ. Following this transition and until BNPP ceases to directly or indirectly beneficially own at least 5% of our outstanding common stock, if any of the BNPP Directors satisfies the applicable independence requirements established by the SEC and NASDAQ, BNPP will be entitled to appoint one independent BNPP Director as a member of each of the compensation and corporate governance and nominating committees.

  •
  Risk Committee.  Until BNPP ceases to control us for purposes of the BHC Act, BNPP will be entitled to appoint up to two BNPP Directors as members of the risk committee.

          Stockholder Approval Rights.    Until BNPP ceases to directly or indirectly beneficially own at least 25% of our outstanding common stock, and unless BNPP chooses to waive any of its approval rights under the Stockholder Agreement before they would otherwise terminate, we may not (and may not permit our subsidiaries to) take any of the following actions without the approval of a majority of the BNPP Directors on our board of directors at the time of such action:

  •
  merge, consolidate or engage in any similar transaction with consideration or value of more than $50 million;

  •
  acquire or dispose of securities, assets or liabilities involving a value greater than $50 million, subject to certain exceptions;

  •
  incur or guaranty any debt obligation having a principal amount exceeding $50 million, other than debt obligations incurred and a guaranty or similar undertaking given by our bank in the ordinary course;

  •
  issue any debt security issued by us or any of our subsidiaries, in each case involving an aggregate principal amount exceeding $250 million, or, in the case of subordinated debt obligations, involving an aggregate principal amount of $50 million;

  •
  enter into or terminate any joint venture where such joint venture has assets or liabilities having a value exceeding $50 million;

  •
  amend (or approve or recommend the amendment of) our or any of our subsidiaries' constituent documents (e.g., certificate of incorporation and bylaws);

  •
  materially change our business from the scope of business as conducted immediately prior to this offering;

  •
  enter into, terminate or make any material amendment to any material contract other than, in each case, (i) any employment agreement, (ii) any contract involving neither aggregate cumulative payments of $15 million or more nor aggregate annual payments of $7 million or more, and (iii) any contract where entry, termination or amendment is otherwise expressly permitted under the Stockholder Agreement or by the Transitional Services Agreement;

  •
  settle any material litigation or regulatory proceedings;

  •
  elect, hire or dismiss (other than a dismissal for cause) our or our bank's Chief Executive Officer or Chief Financial Officer; or

  •
  increase or decrease the size of our board of directors, other than as contemplated in the Stockholder Agreement.

          Until BNPP no longer consolidates our financial statements with its financial statements under IFRS, and unless BNPP chooses to waive any of its approval rights under the Stockholder Agreement before they would otherwise terminate, we may not (and may not permit our subsidiaries to) take any of the following actions without the approval of a majority of the BNPP Directors on our board of directors at the time of such action:

  •
  approve our annual budget; or

  •
  make any change in our auditor.

          Until BNPP ceases to directly or indirectly beneficially own at least 5% of our outstanding common stock, and unless BNPP chooses to waive any of its approval rights under the Stockholder Agreement before they would otherwise terminate, we may not (and may not permit our subsidiaries to) take any of the following actions without the approval of a majority of the BNPP Directors on our board of directors at the time of such action:

  •
  increase or decrease our authorized capital stock, or create a new class or series of our capital stock (including any class or series of preferred stock);

  •
  issue capital stock or acquire capital stock issued by us or any of our subsidiaries, subject to certain exceptions, such as grants to employees or directors pursuant to approved equity incentive plans;

  •
  list or delist any of our securities then listed on a national securities exchange; or

  •
  form or delegate authority to any committee of our board of directors other than as required by applicable law.

          Until such time as BNPP ceases to control us for purposes of the BHC Act, and unless BNPP chooses to waive any of its approval rights under the Stockholder Agreement before they would otherwise terminate, we may not (and may not permit our subsidiaries to) take any of the following actions without the approval of a majority of the BNPP Directors on our board of directors at the time of such action:

  •
  change any policy relating to loans or other risk appetite settings, investments, asset-liability management or derivatives or any other policy that could reasonably be deemed to have a material effect on our consolidated results of operations or financial condition;

  •
  enter into any material written agreement with, or any material written commitment to, a regulatory agency, or any material enforcement action;

  •
  make any bankruptcy filing or petition by or with respect to us or any of our subsidiaries, or take actions to affect our dissolution or winding-up; or

  •
  declare or pay a dividend or other "capital distribution" as defined by the Federal Reserve.

          Compliance Obligations.    Until BNPP no longer controls us for purposes of the BHC Act, we and our subsidiaries must maintain and comply with the policy framework implemented and enforced by BNPP applicable to us prior to the completion of this offering (subject to waivers of such requirements or changes indicated in writing by BNPP) to the extent necessary for BNPP to comply with its legal and regulatory obligations under applicable law. In addition, we may not adopt or implement policies or procedures, and at BNPP's reasonable request must not take any actions, that would cause BNPP or its subsidiaries to violate applicable laws. We must also consult with BNPP prior to implementing or changing any risk, capital investment, asset-liability management or regulatory compliance policy. Further, until BNPP no longer consolidates our financial statements with its financial statements under IFRS, we must comply with CRD IV and any similar regulations to which BNPP is subject with respect to compensation.

          Information Rights.    Until BNPP no longer controls us for purposes of the BHC Act, we will be required to continue to provide to BNPP information and data relating to our business and financial results to the extent that such information and data is required for BNPP to meet any of its legal, financial, regulatory, compliance, tax, audit (internal and external) or risk management requirements consistent with past practice or as may be required for BNPP to comply with applicable law. In addition, during the time BNPP consolidates our financial statements with its financial statements under IFRS, we will be required to maintain accounting principles, systems and reporting formats that are consistent with BNPP's financial accounting practices in effect as of the completion of this offering. During this time we also will be required to maintain appropriate disclosure controls and procedures and internal control over financial reporting, and to provide certifications to BNPP in accordance with BNPP's internal standards, and to inform BNPP promptly of any events or developments that might reasonably be expected to materially affect our financial results.

          The Stockholder Agreement will also provide that, until BNPP no longer controls us for purposes of the BHC Act, we shall consult and coordinate with BNPP with respect to public disclosures and filings, including in connection with our quarterly and annual financial results. Among other requirements, we will, to the extent practicable, provide BNPP with a copy of any public release at least two business days prior to publication and consider in good faith incorporating any comments provided by BNPP.

          In addition, we and BNPP will have mutual rights with respect to any information and access each may require in connection with regulatory or supervisory reporting obligations or inquiries.

          Share Exchange.    At BNPP's option, we will be required to exchange some or all of the outstanding common stock beneficially owned by BNPP for an equal number of shares of our non-voting common stock. See "Description of Capital Stock — Common Stock and Non-Voting Common Stock" for a description of the rights and preferences associated with our non-voting common stock.

          Indemnification.    Each party to the Stockholder Agreement will indemnify the other for breaches of the Stockholder Agreement.

          Other Provisions.    The Stockholder Agreement will also contain covenants and provisions with respect to:

  •
  confidentiality of our and BNPP's information, subject to certain exceptions, including permitting our directors to share information with BNPP and its subsidiaries; and

  •
  restrictions on our ability to take any actions that would cause BNPP or any of its subsidiaries to violate any applicable law or regulation.

          The Stockholder Agreement will generally have no further effect on and after the date on which BNPP ceases to directly or indirectly beneficially own any shares of our outstanding common stock, except certain obligations such as indemnification that will survive termination.

          Registration Rights Agreement.    We intend to enter into a Registration Rights Agreement with BNPP and BWC prior to the completion of this offering (the "Registration Rights Agreement"). Pursuant to the Registration Rights Agreement, upon BNPP's request, we will use our reasonable best efforts to effect the registration under applicable federal and state securities laws of any shares of our common stock beneficially owned by BNPP following this offering. BNPP may assign its rights under the Registration Rights Agreement to any wholly-owned subsidiary of BNPP that acquires from BNPP our common stock following the completion of this offering so long as such person agrees to be bound by the terms of the Registration Rights Agreement. The rights of BNPP and its permitted transferees under the Registration Rights Agreement will remain in effect with respect to all shares covered by the agreement until those shares are sold pursuant to an effective registration statement under the Securities Act, sold pursuant to Rule 144 of the Securities Act, transferred in a transaction where subsequent public distribution of the shares would not require registration under the Securities Act, or are no longer outstanding.

          Demand Registration.    BNPP will be able to request registration under the Securities Act of all or any portion of our shares covered by the agreement and we will be obligated, subject to limited exceptions, to register such shares as requested by BNPP. BNPP will be able to request that we complete five demand registrations and underwritten offerings during the term of the Registration Rights Agreement subject to limitations on, among other things, minimum offering size. Subject to certain exceptions, we may defer the filing of a registration statement after a demand request has been made if at the time of such request we are engaged in confidential business activities, which would be required to be disclosed in the registration statement, and our board of directors determines that such disclosure would be materially detrimental to us and our stockholders. BNPP will be able to designate the terms of each offering effected pursuant to a demand registration, subject to market "cut-back" exceptions regarding the size of the offering.

          S-3 Registration.    Once we become eligible, BNPP will be able to request on up to three occasions that we file a registration statement on Form S-3 to register all or any portion of our shares covered by the agreement and we will be obligated, subject to limited exceptions, to register such shares as requested by BNPP. BNPP may, at any time and from time to time, request that we complete an unlimited number of shelf take downs subject to certain exceptions such as minimum offering size over the term of the Registration Rights Agreement. BNPP will be able to designate the terms of each offering effected pursuant to a registration statement on Form S-3, subject to market "cut back" exceptions regarding the size of the offering.

          Piggy-Back Registration.    If we at any time intend to file on our behalf or on behalf of any of our other security holders a registration statement in connection with a public offering of any of our securities on a form and in a manner that would permit the registration for offer and sale of our common stock held by BNPP, BNPP will have the right to include its shares of our common stock in that offering. BNPP's ability to participate in any such offering will be subject to market "cut-back" exceptions.

          Registration Procedures Expenses.    BNPP will be generally responsible for all registration expenses, including expenses incurred by us, in connection with the registration, offer and sale of securities under the Registration Rights Agreement. The Registration Rights Agreement will set forth customary registration procedures, including an agreement by us to make our management available for road show presentations in connection with any underwritten offerings. We will also agree to indemnify BNPP and its permitted transferees with respect to liabilities resulting from untrue statements or omissions in any registration statement used in any such registration, other than untrue statements or omissions resulting from information furnished to us for use in the registration statement by BNPP or any permitted transferee.

          Transitional Services Agreement.    We and First Hawaiian Bank intend to enter into a Transitional Services Agreement with BNPP, BancWest Holding and Bank of the West prior to the completion of this offering. Prior to the Reorganization Transactions, Bank of the West and First Hawaiian Bank were the two bank subsidiaries of BancWest. Because Bank of the West and First Hawaiian Bank were under common ownership and were the only two U.S. bank subsidiaries of BNPP, each provided certain services to the other, they shared certain services and they relied on certain third-party service providers to provide them services pursuant to various shared contracts. Bank of the West relied on certain contracts to which BancWest or First Hawaiian Bank was a party for the provision of services that are important to its business. Likewise, First Hawaiian Bank relied on certain contracts to which BancWest, Bank of the West or BNPP was a party for the provision of certain key services. As we transition toward operating as a standalone public company, we will cease to provide services to one another and to rely on the contracts that we have historically shared with Bank of the West or BNPP and replace them with new contracts between us and third-party service providers to the extent necessary. The Transitional Services Agreement will govern the continued provision of certain services and our migration away from shared services with Bank of the West, BancWest Holding and BNPP during specified transition periods.

          The Transitional Services Agreement will provide for the continuation of services pursuant to the following types of arrangements:

  •
  services BNPP, BancWest Holding and/or Bank of the West receive pursuant to a contract with a third-party service provider, which BNPP, BancWest Holding and/or Bank of the West then provide to us on a pass-through basis;

  •
  services we and/or First Hawaiian Bank receive pursuant to a contract with a third-party service provider, which we and/or First Hawaiian Bank then provide to BancWest Holding and/or Bank of the West on a pass-through basis;

  •
  certain services we receive directly from BancWest Holding and/or Bank of the West; and

  •
  certain services we currently provide to BancWest Holding and/or Bank of the West.

          The Transitional Services Agreement will govern the continued provision of these types of arrangements relating to the following categories of services:

  •
  information technology services, including, without limitation, data processing, data transmission, various software applications and platforms, services related to the management and operation of both a production data center and a disaster recovery center and other related pass-through services, such as network circuits;

  •
  various services that support or relate to financial transactions and budgeting, including, without limitation, access to wire transfer systems, consulting and other management and advisory services, risk management software and trading desk and trade execution software used by Bank of the West's and First Hawaiian Bank's trading desks;

  •
  human resources, such as employee insurance policies, third-party services (e.g., consulting arrangements) related to retirement and 401(k) plans, services related to deferred compensation arrangements and other administrative services;

  •
  services related to bank credit operations, including, without limitation, a commercial loan lending system (which includes an accounting system and loan boarding system), mortgage servicing, certain services related to our credit cards business and various other analytical software applications and credit-related services;

  •
  operations, including, without limitation, debit and credit card processing, ATM processing, item processing and storage and back-office solutions;

  •
  support services and other services related to our and Bank of the West's online banking services;

  •
  insurance policies that are currently shared by First Hawaiian, BancWest Holding, Bank of the West and First Hawaiian Bank (or some subset of these entities); and

  •
  brokerage services related to the investment services we and Bank of the West offer.

          The fees for each of the services provided under the Transitional Services Agreement are expected to vary and will be mutually agreed upon as part of the negotiation of the Transitional Services Agreement. We expect to incur additional annual costs for services provided to us under the Transitional Services Agreement. Although we believe the Transitional Services Agreement will contain commercially reasonable terms (including fees for the services provided) that could have been negotiated with an independent third party, the terms of the agreement may later prove to be more or less favorable than arrangements we could make to provide these services internally or to obtain them from unaffiliated service providers in the future.

          The Transitional Services Agreement will terminate on December 31, 2018 or an earlier date as provided therein. The services provided under the Transitional Services Agreement will terminate at various times specified in the agreement, which for certain services may occur at such time as BNPP's beneficial ownership of our common stock generally falls below 51% (if the agreement has not otherwise terminated at such time). The party receiving services may terminate any service by giving at least 30 days prior written notice to the provider of the service. In addition, subject to consent rights or requirements under third-party agreements, the Transitional Services Agreement provides that the parties may agree to up to one extension of each service term for a period of no longer than 180 days.

          Except for breaches of certain intellectual property, confidentiality, systems security and data protection provisions, and breaches of applicable law, in connection with provision or receipt of the services being provided or received under the Transitional Services Agreement, and losses resulting from our or First Hawaiian Bank's or any of BNPP's, BancWest Holding's or Bank of the West's fraud, gross negligence, willful misconduct or bad faith and certain indemnification responsibilities, none of First Hawaiian, First Hawaiian Bank, BNPP, BancWest Holding or Bank of the West will be liable for claims in connection with or arising out of the Transitional Services Agreement in an aggregate amount exceeding the aggregate fees paid to the liable party for services under the Transitional Services Agreement.

  Agreements Related to the Reorganization Transactions

          In connection with the Reorganization Transactions, we entered into the following agreements with BNPP and certain of its affiliates.

          Master Reorganization Agreement.    On April 1, 2016, we entered into a Master Reorganization Agreement with BNPP, BancWest Holding and BWC (the "Master Reorganization Agreement"). The Master Reorganization Agreement (i) memorializes the Reorganization Transactions, (ii) provides for the simultaneous execution or subsequent negotiation and execution of other agreements that govern certain aspects of our and First Hawaiian Bank's relationship with BNPP, BancWest Holding, BWC and Bank of the West after the separation (including, among others, the Transitional Services Agreement, the Tax Sharing Agreement and the Interim Expense Reimbursement Agreement) and (iii) provides for the release of claims by and indemnification rights and obligations of the parties thereto.

          Transfer of Assets and Assumption of Obligations.    The Master Reorganization Agreement identified the assets transferred to, and liabilities and obligations assumed by, BancWest Holding from First Hawaiian.

          All of First Hawaiian's assets except those solely related to First Hawaiian Bank (including all of the shares of stock of Bank of The West) other-than an amount of cash equal to approximately $72 million (which we expect to use to pay certain state and local income taxes and certain non-tax expenses) were transferred to BancWest Holding and all of the liabilities of First Hawaiian, other than the liabilities solely related to First Hawaiian Bank, were assumed by BancWest Holding.

          Other Agreements between the Parties.    The Master Reorganization Agreement required First Hawaiian, BancWest Holding and BNPP to, as applicable, execute the Tax Sharing Agreement and the Interim Expense Reimbursement Agreement and to cooperate in negotiating and executing the Transitional Services Agreement, the Stockholder Agreement, the Registration Rights Agreement and a new expense reimbursement agreement.

          Pursuant to the Master Reorganization Agreement, BancWest Holding or Bank of the West was required to identify to First Hawaiian all contracts that were not, as of April 1, 2016, contemplated to be included in the Transitional Services Agreement and that were entered into between BancWest and a third party. With respect to any such contracts identified, we have the right to determine whether to terminate, retain or amend any contract that was related solely to the "FHI Business" (defined as the business and operations of First Hawaiian Bank and its subsidiaries and the business and operations of BancWest prior to April 1, 2016 as a standalone entity related solely to the business and operations of First Hawaiian Bank). We are responsible for any fees, costs or expenses arising from the termination assignment or amendment of any such contract related solely to the FHI Business. Similarly, BancWest Holding has the right to determine whether to terminate, retain or amend any such identified contract that was related solely to the "BWHI Business" (defined as the business and operations of Bank of the West and its subsidiaries and the business and operations of BancWest prior to April 1, 2016 as a standalone entity not related to the business and operations of First Hawaiian Bank (including all assumed obligations that were assigned by BancWest and assumed by BancWest Holding, respectively)). BancWest Holding is responsible for any fees, costs or expenses arising from the termination assignment or amendment of any such contract related solely to the BWHI Business. With respect to any contracts identified that are not solely related to the FHI Business or the BWHI Business, we and BancWest Holding must mutually determine, by good faith cooperation, whether such contracts will be retained by us, assigned by us and assumed by BancWest Holding or terminated. We had the right, where there was no mutual agreement, to terminate any such contract prior to the offering with BancWest Holding being responsible for any related fees, costs or expenses.

          Release of Claims.    Under the terms of the Master Reorganization Agreement, we, BNPP and BancWest Holding provided for the full and complete release and discharge of all liabilities existing or arising from acts or events that occurred or failed to occur prior to April 1, 2016 between BNPP and BancWest Holding and its subsidiaries (the "BWHI Group"), on the one hand, and First Hawaiian and our subsidiaries, (the "FHI Group") on the other hand. In addition, at any time upon the reasonable request of the other, each of First Hawaiian and BancWest Holding agreed to execute and deliver such further releases as may be deemed necessary or desirable to carry out the purposes of the provisions of the Master Reorganization Agreement governing each respective party's release of claims.

          Indemnification.    The Master Reorganization Agreement requires us to indemnify BancWest Holding and the former and current directors, officers and employees of the members of the BWHI Group from all liabilities, damages, costs and expenses relating to:

  •
  the FHI Business, whether arising prior to or after April 1, 2016;

  •
  any breach by any member of the FHI Group of the Master Reorganization Agreement or any ancillary agreement executed by one or more of the parties to the Master

    Reorganization Agreement in connection with the implementation of the Reorganization Transactions (each an "Ancillary Agreement"); and

  •
  any contract to which we or any of our subsidiaries was a party, and from which both the BWHI Business and the FHI Business derived a benefit, that terminated prior to April 1, 2016 to the extent (but only to the extent) that the liabilities arise out of or result from the negligence, recklessness, violation of law, fraud or misrepresentation by or of First Hawaiian Bank or any of its subsidiaries.

          Additionally, the Master Reorganization Agreement requires BancWest Holding to indemnify us and the former and current directors, officers and employees of the members of the FHI Group (the "FHI Indemnitees") from all liabilities, damages, costs and expenses relating to:

  •
  the BWHI Business, whether arising prior to or after April 1, 2016;

  •
  any breach by any member of the BWHI Group of the Master Reorganization Agreement or any Ancillary Agreement; and

  •
  any contract to which we or any of our subsidiaries was a party, and from which both the BWHI Business and the FHI Business derived a benefit, that terminated prior to April 1, 2016, except that this indemnity obligation does not apply to the extent (but only to the extent) that the liabilities arise out of or result from the negligence, recklessness, violation of law, fraud or misrepresentation by or of First Hawaiian Bank or any of its subsidiaries.

          BNPP must also indemnify the FHI Indemnitees from and against all liabilities directly resulting from the execution and implementation of the Reorganization Transactions and the separation of BancWest into two independent bank holding companies. However, to the extent any such liability results from the negligence of any member of the BWHI Group or any former or current director, officer or employee of the members of the BWHI Group prior to or as of April 1, 2016, the related indemnification obligations will be the obligations of BancWest Holding and BancWest Holding shall indemnify as described above.

          In addition, under the Master Reorganization Agreement, we, BancWest Holding and BNPP agreed that the Transitional Services Agreement will provide that we and BancWest Holding, respectively, will indemnify the other for any liabilities owed to third parties under the shared services contracts included in the Transitional Services Agreement that arise out of our and BancWest Holding's respective bad acts. See "— Transitional Services Agreement".

          Expense Reimbursement Agreements.    Prior to the Reorganization Transactions on April 1, 2016, First Hawaiian Bank provided BancWest with certain services for the ultimate benefit of BNPP and its subsidiaries, including BancWest. First Hawaiian Bank provided these services to BancWest pursuant to a Management Services Agreement dated as of November 28, 2012 (the "Management Services Agreement"). Following the Reorganization Transactions, the Management Services Agreement remained in effect, but between First Hawaiian and First Hawaiian Bank. On April 1, 2016, First Hawaiian and BancWest Holding entered into an interim expense reimbursement agreement (the "Interim Expense Reimbursement Agreement").

          Under the terms of the Interim Expense Reimbursement Agreement, which was in effect until July 1, 2016, certain services provided by First Hawaiian Bank pursuant to the Management Services Agreement were reimbursable by BancWest Holding. These services related to the CCAR process, BNPP subsidiaries' implementation of and compliance with certain reporting obligations and other services performed on behalf of and in connection with BNPP and its subsidiaries. While the Interim Expense Reimbursement Agreement was in effect, BancWest Holding was required to reimburse First Hawaiian in accordance with past practice under the Management Services Agreement for all expenses that First Hawaiian Bank incurred in the provision of these services

(subject to BancWest Holding's right to object to charges that it reasonably and in good faith determines are not reimbursable under the agreement).

          On July 1, 2016, in connection with the expiration of the Interim Expense Reimbursement Agreement, we entered into a new expense reimbursement agreement with BWC, which replaced the Interim Reimbursement Agreement (the "Expense Reimbursement Agreement").

          The Expense Reimbursement Agreement provides that BWC will, or will cause BancWest Holding to, reimburse us for certain expenses incurred by us related to services performed for the ultimate benefit of BNPP and its subsidiaries. Such services include:

  •
  services provided by First Hawaiian Bank pursuant to the Management Services Agreement, including services related to the CCAR process, BNPP's subsidiaries' implementation of and compliance with certain reporting requirements, certain compliance, treasury and risk services and the preparation of our financial statements in accordance with IFRS ("Covered Services"); and

  •
  services we and our subsidiaries perform, or will perform, pursuant to the Stockholder Agreement, including services to comply with BNPP's policy framework and to provide BNPP and its subsidiaries with certain information and access ("Other Services").

          With respect to the Covered Services, BWC will, or will cause BancWest Holding to, reimburse reasonable expenses covered under the Management Services Agreement to the extent such expenses relate to: (i) a certain portion of salary and benefits attributable to time spent by First Hawaiian Bank employees and management on Covered Services; (ii) reliance on third parties for completion of Covered Services and (iii) travel, lodging and meal expenses related to the foregoing. With respect to the Other Services, we will only be reimbursed for reasonable expenses related to our implementation of policies, procedures, programs or systems required to comply with BNPP's policy framework to the extent such expenses relate to policies, procedures, programs or systems (i) created, adopted, developed and/or implemented after July 1, 2016 or (ii) existing as of July 1, 2016, but with respect to which expenses incurred significantly exceed amounts historically incurred (in which case the excess will be reimbursed).

          The Expense Reimbursement Agreement may be terminated upon mutual written agreement of First Hawaiian and BWC.

          Tax Sharing Agreement.    On April 1, 2016, we entered into a Tax Sharing Agreement with BNPP and BancWest Holding (the "Tax Sharing Agreement"). The Tax Sharing Agreement operates in conjunction with tax allocation agreements that were in existence prior to the Reorganization Transactions (the "Tax Allocation Agreements") and allocates rights and responsibilities among First Hawaiian, BNPP and BancWest Holding for certain tax refunds and liabilities, including tax liabilities arising prior to and as a result of the Reorganization Transactions and tax return preparation and filing requirements.

          Preparation and Payment of Income Taxes Post-Reorganization.    Prior to the completion of the Reorganization Transactions, BancWest was responsible for preparing and filing tax returns and ensuring the timely payment of all U.S. federal income taxes and state and local taxes for BancWest and its subsidiaries under the terms of the Tax Allocation Agreements. Under the Tax Sharing Agreement, BancWest Holding assumed responsibility for preparing and filing tax returns and collecting, paying, receiving and refunding such income taxes on behalf of itself and First Hawaiian for all relevant tax periods. The Tax Sharing Agreement requires that we provide BancWest Holding with information and documents necessary for completing any relevant tax returns and gives us a right to review and approve items on such returns that are directly related to taxes for which First Hawaiian would be liable.

          Until the Reorganization Transactions occurred, U.S. federal income taxes were allocated among the members of a consolidated group of which BancWest was the parent corporation (and which included Bank of the West and First Hawaiian Bank as wholly-owned subsidiaries of BancWest) in accordance with the relevant Tax Allocation Agreements. The Tax Sharing Agreement provides that all U.S. federal income taxes for taxable periods ending on or prior to the Reorganization Transactions will be allocated among the BancWest consolidated entities under the relevant Tax Allocation Agreements. Any U.S. federal income taxes of BancWest for a taxable period beginning before the Reorganization Transactions and ending after the Reorganization Transactions will be allocated on a "closing of the books" basis, which is a method of allocating income taxes owed on a pro rata basis, by assuming that the books of the BancWest consolidated entities existing prior to the Reorganization Transactions were closed at the end of April 1, 2016.

          For purposes of state and local taxes owed in various U.S. jurisdictions, we and BancWest Holding will continue to allocate tax liabilities according to the Tax Allocation Agreements until we and BancWest Holding are no longer considered a unitary group of corporations under applicable state tax laws and regulations (such unitary group between First Hawaiian and BancWest Holding, the "Unitary Group"). Any taxes owed by the Unitary Group for a taxable period that begins before First Hawaiian ceases to be included in the Unitary Group and ends after First Hawaiian ceases to be included in the Unitary Group will be allocated on a "closing of the books" basis by assuming that the books of the Unitary Group entities were closed at the end of the date on which First Hawaiian ceased to be part of the Unitary Group.

          Tax Liability Arising from the Reorganization Transactions.    As part of the Reorganization Transactions, First Hawaiian distributed all of BancWest Holding's shares to BNPP. See "Reorganization Transactions and Capital Transactions." The distribution of BancWest Holding was a taxable event under certain state tax laws, including California law. Under the provisions of the Tax Sharing Agreement, we are responsible for all state and local taxes resulting from or arising out of the distribution of BancWest Holding that are expected to be allocated to First Hawaiian under the Tax Allocation Agreements (the "Expected Taxes"). We expect the Expected Taxes to be approximately $95.4 million in 2016 (which we expect to be partially offset by an expected federal tax reduction of approximately $33.4 million in 2017).

          First Hawaiian's state and local tax liabilities shown on tax returns filed by BancWest Holding in connection with the distribution (the "Return Taxes") may be different from the amount of Expected Taxes in a relevant jurisdiction (each such difference, a "Return Difference"). Each Return Difference is subject to First Hawaiian's right to review and approve the tax items directly related to such Return Difference, and, in the event of any related disagreements between First Hawaiian and BancWest Holding, to good-faith negotiation and final determination by a third party. If the Return Taxes exceed the Expected Taxes, the difference (after taking into account any tax benefits and costs to First Hawaiian resulting from such difference) is payable by BancWest Holding to First Hawaiian, and if the Return Taxes are less than the Expected Taxes, the difference (after taking into account any U.S. federal income tax costs to First Hawaiian resulting from such difference) is payable by First Hawaiian to BancWest Holding.

          The Tax Sharing Agreement also provides that, in the event that any tax authority makes a determination under federal, state or local tax law that the tax liability of First Hawaiian arising out of the Reorganization Transactions is greater than the Return Taxes (the "Unexpected Taxes"), BancWest Holding will make a payment to First Hawaiian in the amount of such Unexpected Taxes (after taking into account any tax benefits and costs to First Hawaiian resulting from such increase in tax liability). In the event that any tax authority makes a determination under federal, state or local tax law that the tax liability of First Hawaiian arising out of the Reorganization Transactions is less than the Return Taxes (the "Unexpected Tax Reduction"), First Hawaiian will make a payment to

BancWest Holding in the amount of such Unexpected Tax Reduction (after taking into account any U.S. federal income tax costs to First Hawaiian resulting from such decrease in tax liability).

          Under the Tax Sharing Agreement, no payment with respect to tax liability arising from the Reorganization Transactions will be made by either First Hawaiian or BancWest Holding unless the aggregate amount of payments required exceeds $10,000.

          Treatment of Refunds and Other Tax Benefits ("Refunds").    Under the provisions of the Tax Sharing Agreement, if, pursuant to the Tax Allocation Agreements, we receive any Refund with respect to (1) the taxes paid in respect of taxable periods prior to the Reorganization Transactions or (2) the Return Taxes, we will make a payment to BancWest Holding in the amount of such Refund reduced by any tax costs incurred by First Hawaiian as a result of such Refund. Our obligation to pay such Refund amounts to BancWest Holding is subject to all applicable U.S. banking laws and regulations.

          Tax Contests.    In the event of an audit, review, examination or any other administrative or judicial action involving any tax reported under the Tax Sharing Agreement ("Tax Contest"), BancWest Holding generally has the responsibility, control and discretion in handling, defending, settling or contesting such Tax Contest. The Tax Sharing Agreement requires all parties to cooperate with each other to furnish necessary information and documents and take any remedial actions to minimize the effects of any adjustment to be made as a result of such Tax Contest. To the extent that such Tax Contest could result in a tax liability that is allocated to us under the Tax Sharing Agreement, we are, at our own cost and expense, entitled to participate in such Tax Contest and BancWest Holding may not settle or compromise such Tax Contest without obtaining our prior written consent.

Other Related Party Transactions with BNPP

  BNPP Equity Options and Stock Awards

          Our named executive officers have received BNPP equity option and stock awards as more fully described in the section entitled "Executive and Director Compensation".

Other Related Party Transactions

          In the ordinary course of our business, we have engaged and expect to continue engaging through our bank in ordinary banking transactions with our directors, executive officers, their immediate family members and companies in which they may have a 5% or more beneficial ownership interest, including loans to such persons. Any such loan was made on substantially the same terms, including interest rates and collateral, as those prevailing at the time such loan was made as loans made to persons who were not related to us. These loans do not involve more than the normal credit collection risk and do not present any other unfavorable features.

          At our request, the underwriters have reserved for sale, at the initial public offering price, up to 5% of the shares offered by this prospectus for sale to some of our directors, officers, employees, friends, family, customers and related persons through a reserved share program. See "Underwriting (Conflicts of Interest) — Reserved Share Program" for additional information regarding the reserved share program.

Related Party Transaction Policy

          Our board of directors will adopt a written policy governing the review and approval of transactions with related parties that will or may be expected to exceed $120,000 in any fiscal year. The policy will call for the related person transactions to be reviewed and, if deemed appropriate, approved by our audit committee. Upon determination by our audit committee that a transaction requires review under the policy, the material facts are required to be presented to the audit committee. In determining whether or not to approve a related person transaction, our audit committee will take into account, among relevant other factors, whether the related person transaction is in our best interests, whether it involves a conflict of interest and the commercial reasonableness of the transaction. In the event a member of our audit committee is not disinterested with respect to the related person transaction under review, that member may not participate in the review, approval or ratification of that related person transaction.

          Certain decisions and transactions are not subject to the related person transaction approval policy, including: (i) decisions on compensation or benefits relating to directors or executive officers and (ii) indebtedness to us in the ordinary course of business, on substantially the same terms, including interest rate and collateral, as those prevailing at the time for comparable loans with persons not related to us and not presenting more than the normal risk of collectability or other unfavorable features.

 DESCRIPTION OF CAPITAL STOCK

          The following description of our capital stock is a summary of the material terms of our certificate of incorporation and bylaws. Reference is made to the more detailed provisions of, and the descriptions are qualified in their entirety by reference to, these documents, forms of which are filed with the SEC as exhibits to the registration statement of which this prospectus is a part, and applicable law. This description assumes the effectiveness of our certificate of incorporation and bylaws, which will take effect prior to the consummation of this offering.

General

          Our authorized capital stock consists of [         ] shares of common stock, par value $0.01 per share, which we refer to in this prospectus as "common stock" and [         ] shares of preferred stock, par value $0.01 per share. As of [         ], 2016, we had [         ] shares of our common stock issued and outstanding, and no shares of our preferred stock were issued and outstanding. We have reserved an additional 6,253,385 shares of our common stock for issuance in connection with our incentive plans. See "Executive and Director Compensation—Anticipated Changes to Our Compensation Program Following This Offering". The authorized but unissued shares of our capital stock will be available for future issuance without stockholder approval, unless otherwise required by applicable law or the rules of any applicable securities exchange and subject to BNPP's consent pursuant to the terms of the Stockholder Agreement. All of our issued and outstanding shares of capital stock are validly issued, fully paid and non-assessable.

Common Stock and Non-Voting Common Stock

          Subject to the rights and preferences granted to holders of our preferred stock then outstanding, and except with respect to voting rights, conversion rights and certain distributions of our capital stock, holders of our common stock and our non-voting common stock will rank equally with respect to distributions and have identical rights, preferences, privileges and restrictions, including the right to attend meetings and receive any information distributed by us with respect to such meetings.

          Dividends.    Holders of our common stock and non-voting common stock are equally entitled to receive ratably such dividends as may be declared from time to time by our board of directors out of legally available funds. In no event will any stock dividends or stock splits or combinations of stock be declared or made on common stock or non-voting common stock unless the shares of common stock and non-voting common stock at the time outstanding are treated equally and identically, provided that, in the event of a dividend of common stock or non-voting common stock, shares of common stock shall only be entitled to receive shares of common stock and shares of non-voting common stock shall only be entitled to receive shares of non-voting common stock. The ability of our board of directors to declare and pay dividends on our common stock and non-voting common stock is subject to the laws of the state of Delaware, applicable federal and state banking laws and regulations, and the terms of any senior securities (including preferred stock) we may then have outstanding. Our principal source of income is dividends that are declared and paid by our bank on its capital stock. Therefore, our ability to pay dividends is dependent upon the receipt of dividends from our bank. See "Dividend Policy and Dividends".

          Voting Rights.    Each holder of our common stock is entitled to one vote for each share of record held on all matters submitted to a vote of stockholders, except as otherwise required by law and subject to the rights and preferences of the holders of any outstanding shares of our preferred stock. Holders of our common stock are not entitled to cumulative voting in the election of directors. Directors are elected by a plurality of the votes cast. The holders of non-voting common stock do not have any voting power and are not entitled to vote on any matter, except as otherwise required by law and as described herein. In addition to any other vote required by law, the affirmative vote of a majority of the outstanding shares of common stock or non-voting common stock, each voting separately as a class, as the case may be, will be required to amend, alter or repeal (including by merger, consolidation or otherwise) any provision of our certificate of incorporation that adversely affects the rights, preferences or privileges of the common stock or non-voting common stock, respectively, in a manner that is materially adverse from the effect of such amendment, alteration or repeal on the other class of our capital stock, as applicable.

          Conversion of Non-Voting Common Stock.    Any holder of non-voting common stock may convert any number of shares of non-voting common stock into an equal number of shares of common stock at the option of the holder if such conversion is in connection with a transfer (i) that is part of a widely distributed public offering of our common stock, (ii) to an underwriter for the purpose of conducting a widely distributed public offering, (iii) that is part of a transfer of non-voting common stock not requiring registration under the Securities Act in which no one transferee (or group of associated transferees) acquires the right to purchase in excess of 2% of our common stock then outstanding (including pursuant to a related series of transfers), or (iv) that is part of a transaction approved by the Federal Reserve and the FDIC. We will reserve for issuance a number of shares of common stock into which all outstanding shares of non-voting common stock may be converted.

          Liquidation Rights.    In the event of our liquidation, dissolution or winding up, holders of common stock and non-voting common stock are entitled to share ratably in all of our assets remaining after payment of liabilities, including but not limited to the liquidation preference of any then outstanding preferred stock. Because we are a bank holding company, our rights and the rights of our creditors and stockholders to receive the assets of any subsidiary upon liquidation or recapitalization may be subject to prior claims of our subsidiary's creditors, except to the extent that we may be a creditor with recognized claims against our subsidiary.

          Preemptive and Other Rights.    Holders of our common stock and our non-voting common stock are not entitled to any preemptive, subscription or redemption rights, and no sinking fund will be applicable to our common stock or our non-voting common stock.

Preferred Stock

          Our certificate of incorporation authorizes our board of directors to establish one or more series of preferred stock. Unless required by law or any stock exchange, the authorized shares of preferred stock will be available for issuance without further action by the stockholders, subject to BNPP's consent pursuant to the terms of the Stockholder Agreement. Our board of directors is authorized to divide the preferred stock into series and, with respect to each series, to fix and determine the designation, terms, preferences, limitations and relative rights thereof, including dividend rights, dividend rates, conversion rights, voting rights, redemption rights and terms, liquidation preferences, sinking fund provisions and the number of shares constituting the series. Subject to the rights of the holders of any series of preferred stock, the number of authorized shares of any series of preferred stock may be increased (but not above the total number of shares of preferred stock authorized under our certificate of incorporation) or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority in voting power of the outstanding shares. Without stockholder approval, but subject to BNPP's consent pursuant to the terms of the Stockholder Agreement, we could issue preferred stock that could impede or discourage an acquisition attempt or other transaction that some, or a majority, of our stockholders may believe is in their best interests or in which they may receive a premium for their common stock over the market price of the common stock.

Authorized but Unissued Capital Stock

          The DGCL does not generally require stockholder approval for the issuance of authorized shares. These additional shares may be used for a variety of corporate purposes, including future public offerings, to raise additional capital or to facilitate acquisitions. However, the listing requirements of NASDAQ, which would apply so long as the common stock remains listed on NASDAQ, require stockholder approval of certain issuances equal to or exceeding 20% of the then outstanding voting power or then outstanding number of shares of common stock. In addition, our ability to issue additional shares of capital stock is subject to BNPP's consent pursuant to the terms of the Stockholder Agreement.

          One of the effects of the existence of unissued and unreserved common stock or preferred stock may be to enable our board of directors to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of our management and possibly deprive our stockholders of opportunities they may believe are in their best interests or in which they may receive a premium for their common stock over the market price of the common stock.

Anti-Takeover Effects of Provisions of Applicable Law and Our Certificate of Incorporation and Bylaws

          Business Combination Statute.    As a Delaware corporation, we are subject to Section 203 of the DGCL, unless we expressly elect not to be governed by the statute. Section 203 provides that, subject to certain exceptions specified in the law, we may not engage in any "business combination" with any "interested stockholder" for a three-year period following the time such stockholder became an interested stockholder unless:

  •
  prior to such time, our board of directors approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

  •
  upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, excluding certain shares as specified in Section 203; or

  •
  at or subsequent to such time, the business combination is approved by our board of directors and authorized at a meeting of stockholders (and not by written consent) by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

          Generally, a "business combination" includes, among other things, a merger or asset or stock sale of us or any of our majority-owned subsidiaries or any of certain other transactions resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an "interested stockholder" is a person who, together with that person's affiliates and associates, owns, or within the previous three years did own, 15% or more of our voting stock.

          Our certificate of incorporation generally excepts BNPP and all of its affiliates, and all transferees of our stock or preferred stock receiving shares from BNPP or any of its affiliates, or any affiliate of any such transferee, from the definition of interested stockholder for purposes of Section 203 of the DGCL until the occurrence of a transaction in which BNPP or its affiliates cease to collectively, as applicable, beneficially own at least 15% of the voting power of our outstanding voting stock.

          Under certain circumstances, Section 203 makes it more difficult for a person who would be an "interested stockholder" to effect various business combinations with a corporation for a three-year period. The provisions of Section 203 may encourage companies interested in acquiring us to negotiate in advance with our board of directors because the stockholder approval requirement described above would be avoided if our board of directors approves either the business combination or the transaction that results in the stockholder becoming an interested stockholder. These provisions also may make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.

          Federal Banking Law.    The ability of a third party to acquire our stock is also limited under applicable U.S. banking laws, including regulatory approval requirements. The BHC Act requires any "bank holding company" to obtain the approval of the Federal Reserve before acquiring, directly or indirectly, more than 5% of our outstanding common stock. Any "company", as defined in the BHC Act, other than a bank holding company is required to obtain the approval of the Federal Reserve before acquiring "control" of us. "Control" generally means (i) the ownership or control of 25% or more of a class of voting securities, (ii) the ability to elect a majority of the directors or (iii) the ability otherwise to exercise a controlling influence over management and policies. A person, other than an individual, that controls us for purposes of the BHC Act is subject to regulation and supervision as a bank holding company under the BHC Act. In addition, under the Change in Bank Control Act of 1978, as amended, and the Federal Reserve's regulations thereunder, any person, either individually or acting through or in concert with one or more persons, is required to provide notice to the Federal Reserve prior to acquiring, directly or indirectly, 10% or more of our outstanding common stock (or any other class of our voting securities).

          Requirements for Advance Notification of Stockholder Nominations and Proposals.    Our bylaws establish advance notice procedures with respect to stockholder proposals and nomination of candidates for election as directors. These procedures provide that notice of such stockholder proposal must be timely given in writing to our corporate secretary prior to the meeting at which the action is to be taken. Generally, to be timely, notice must be received at our principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary date of the annual meeting for the preceding year. The notice must contain certain information required to be provided by our bylaws.

          Limits on Written Consents.    Our certificate of incorporation provides that any action to be taken by the stockholders that the stockholders are required or permitted to take must be effected at a duly called annual or special meeting of stockholders. Our stockholders are not permitted to take action by written consent.

          Annual Meetings; Limits on Special Meetings.    We expect to have annual meetings of stockholders beginning in 2017. Subject to the rights of the holders of any series of preferred stock, special meetings of the stockholders may be called only by (i) our board of directors, (ii) the Chairperson of the Board, (iii) our Chief Executive Officer and (iv) prior to the date BNPP is no longer deemed to control us, BNPP.

          Amendments to our Governing Documents.    Generally, the amendment of our certificate of incorporation requires approval by our board of directors and a majority vote of stockholders; however, certain material amendments (including amendments with respect to provisions governing board composition and actions by written consent) require the approval of at least 75% of the votes entitled to be cast by the outstanding capital stock in the elections of our board of directors. Any amendment to our bylaws requires the approval of either a majority of our board of directors or holders of at least 75% of the votes entitled to be cast by the outstanding capital stock in the election of our board of directors. The approval of at least 75% of our board of directors is also required to amend our bylaws to increase the number of directors and, until such time as BNPP ceases to directly or indirectly beneficially own at least 25% of our outstanding common stock, no such amendment shall increase or decrease the number of directors on our board of directors without the approval of a majority the BNPP Directors on our board of directors at the time of such action. In addition to any other vote required by law, the affirmative vote of a majority of the outstanding shares of common stock or non-voting common stock, each voting separately as a class, as the case may be, will be required to amend, alter or repeal (including by merger, consolidation or otherwise) any provision of our certificate of incorporation that adversely affects the privileges, preferences or rights of our common stock or non-voting common stock, respectively, in a manner that is materially adverse from the effect of such amendment, alteration or repeal on the other class of our capital stock, as applicable. Any amendment to our certificate of incorporation (whether by merger, consolidation or otherwise) to increase or decrease the authorized shares of any class of common stock must be approved by a majority of the votes entitled to be cast by the holders of the shares affected by the amendment, voting as a separate class or series, as applicable.

Sole and Exclusive Forum

          Our certificate of incorporation provides that, unless we consent in writing to an alternative forum, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers, employees or agents to us or our stockholders, (iii) any action asserting a claim arising pursuant to any provision of the DGCL, our certificate of incorporation or our bylaws or (iv) any action asserting a claim that is governed by the internal affairs doctrine, in each case subject to the Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein and the claim not being one which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery or for which the Court of Chancery does not have subject matter jurisdiction. Any person purchasing or otherwise acquiring any interest in any shares of our capital stock shall be deemed to have notice of and to have consented to this provision of our certificate of incorporation. This choice of forum provision may have the effect of discouraging lawsuits against us and our directors, officers, employees and agents. The enforceability of similar choice of forum provisions in other companies' certificates of incorporation has been challenged in legal proceedings, and it is possible that, in connection with one or more actions or proceedings described above, a court could find the provision of our certificate of incorporation to be inapplicable or unenforceable.

Indemnification and Limitation of Liability

          Our bylaws provide generally that we will indemnify and hold harmless, to the full extent permitted by law, our directors, officers, employees and agents, as well as other persons who have served as our directors, officers, employees or agents and other persons who serve or have served at our request at another corporation, limited liability company, public limited company, partnership, joint venture, trust, employee benefit plan, fund or other enterprise in connection with any actual or threatened action, suit or proceeding, subject to limited exceptions. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. Finally, our ability to provide indemnification to our directors and officers is limited by federal banking laws and regulations.

          Our certificate of incorporation limits, to the full extent permitted by law, the personal liability of our directors in actions brought on our behalf or on behalf of our stockholders for monetary damages as a result of a director's breach of fiduciary duty while acting in a capacity as a director.

Our certificate of incorporation does not eliminate or limit our right or the right of our stockholders to seek injunctive or other equitable relief not involving monetary damages.

Business Opportunities

          Our certificate of incorporation provides that, to the fullest extent permitted by law, none of BNPP or any of its affiliates will have any duty to refrain from (i) engaging in a corporate opportunity in the same or similar lines of business in which we or our affiliates now engage or propose to engage or (ii) otherwise competing with us or our affiliates.

Listing

          We have applied to list our common stock on the NASDAQ Global Select Market under the symbol "FHB".

Transfer Agent and Registrar

          The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company, LLC.

SHARES ELIGIBLE FOR FUTURE SALE

          Prior to this offering, there has been no market for our common stock. Future sales of substantial amounts of our common stock in the public market, or the perception that such sales may occur, could adversely affect market prices prevailing from time to time. Furthermore, because only a limited number of shares will be available for sale shortly after this offering due to existing contractual and legal restrictions on resale as described below, there may be sales of substantial amounts of our common stock in the public market after the restrictions lapse. This may adversely affect the prevailing market price and our ability to raise equity capital in the future.

          Upon completion of this offering, we will have [         ] shares of common stock outstanding. Of these shares, [         ] shares of our common stock (or [         ] shares if the underwriters exercise their option to purchase additional shares of common stock from the BNPP selling stockholder in full) sold in this offering will be freely transferable without restriction or further registration under the Securities Act, except for any shares purchased or held by our "affiliates", as that term is defined in Rule 144 under the Securities Act. The remaining [         ] shares of our common stock (or [         ] shares if the underwriters exercise their option to purchase additional shares of common stock from the BNPP selling stockholder in full) outstanding will be "restricted securities" as defined in Rule 144, all of which will be beneficially owned by BNPP. Restricted securities may be sold in the public market only if registered under the Securities Act or if they qualify for an exemption from registration under Rule 144. As a result of the contractual 180-day lock-up period described below and the provisions of Rule 144, these shares will be available for sale in the public market only after 180 days from the date of this prospectus (subject to registration or an exemption from registration).

Rule 144

          In general, a person who has beneficially owned restricted shares of our common stock for at least six months would be entitled to sell such securities, provided that (i) such person is not deemed to have been one of our affiliates at the time of, or at any time during the 90 days preceding, the sale and (ii) we are subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale. Persons who have beneficially owned restricted shares of our common stock for at least six months but who are our affiliates at the time of, or any time during the 90 days preceding, the sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of the following:

  •
  1% of the number of shares of our common stock then outstanding, which will equal approximately [         ] shares immediately after this offering; or

  •
  the average weekly trading volume of our common stock on during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale;

provided, in each case, that we are subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale. Such sales both by affiliates and by non-affiliates must also comply with the manner of sale and notice provisions of Rule 144 to the extent applicable.

Registration Rights

          Upon completion of this offering, subject to the lock-up agreements described below, BNPP will be entitled to require us to register under the Securities Act [         ] shares of our common stock (or [         ] shares of our common stock if the underwriters exercise their option to purchase additional shares of our common stock from the BNPP selling stockholder in full) that BNPP will continue to beneficially own immediately following the completion of this offering. Registration and sale of these shares under the Securities Act would result in these shares, other than shares purchased by any of our affiliates, becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration statement. See "Our Relationship with BNPP and Certain Other Related Party Transactions — Relationship with BNPP — Registration Rights Agreement" for more information on BNPP's registration rights following the completion of this offering.

Lock-up Agreements

          We, BNPP, the BNPP selling stockholder and each of our directors and executive officers have agreed, subject to certain limited exceptions, not to offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, otherwise dispose of or transfer any shares of our common stock or any securities convertible into or exchangeable or exercisable for common stock for a period of 180 days after the date of this prospectus, without the prior written consent of Goldman, Sachs & Co. and Merrill Lynch, Pierce, Fenner & Smith Incorporated on behalf of the underwriters. See "Underwriting (Conflicts of Interest)". The underwriters do not have any present intention or arrangement to release any shares of our common stock subject to lock-up agreements prior to the expiration of the 180-day lock-up period.

 MATERIAL U.S. FEDERAL TAX CONSIDERATIONS FOR NON-U.S. HOLDERS
OF OUR COMMON STOCK

          This section summarizes the material United States federal income and estate tax consequences of the ownership and disposition of shares of our common stock by a non-U.S. holder (as defined below). It applies to you only if you acquire your shares of common stock in this offering and you hold the shares of common stock as capital assets for United States federal income tax purposes. You are a "non-U.S. holder" if you are, for United States federal income tax purposes:

  •
  a nonresident alien individual;

  •
  a foreign corporation; or

  •
  an estate or trust that in either case is not subject to United States federal income tax on a net income basis on income regardless of its source.

          This section does not consider the specific facts and circumstances that may be relevant to a particular non-U.S. holder and does not address the treatment of a non-U.S. holder under the laws of any state, local or foreign taxing jurisdiction. In addition, it does not represent a detailed description of the United States federal income tax consequences applicable to you if you are subject to special treatment under the United States federal income tax laws (including if you are a United States expatriate, "controlled foreign corporation", "passive foreign investment company" or a partnership or other pass-through entity for United States federal income tax purposes). This section is based on the tax laws of the United States, including the Code's existing and proposed regulations, and administrative and judicial interpretations, all as currently in effect. These authorities are subject to change, possibly on a retroactive basis.

          If a partnership holds the shares of our common stock, the United States federal income tax treatment of a partner will generally depend on the status of the partner and the tax treatment of the partnership. A partner in a partnership holding shares of our common stock should consult its tax adviser with regard to the United States federal income tax treatment of an investment in our common stock.

You should consult a tax advisor regarding the United States federal tax consequences of acquiring, holding and disposing of shares of our common stock in your particular circumstances, as well as any tax consequences that may arise under the laws of any state, local or foreign taxing jurisdiction.

Dividends

          Except as described below, if you are a non-U.S. holder of shares of our common stock, dividends paid to you are subject to withholding of United States federal income tax at a 30% rate or at a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate. In addition, even if you are eligible for a lower treaty rate, we and other payors will generally be required to withhold at a 30% rate (rather than the lower treaty rate) on dividend payments to you, unless you have furnished to us or another payor:

  •
  a valid Internal Revenue Service Form W-8BEN, W-8BEN-E or an acceptable substitute form upon which you certify, under penalties of perjury, your status as a non-United States person and your entitlement to the lower treaty rate with respect to such payments; or

  •
  in the case of payments made outside the United States to an offshore account (generally, an account maintained by you at an office or branch of a bank or other financial institution at any location outside the United States), other documentary evidence establishing your entitlement to the lower treaty rate in accordance with U.S. Treasury Department regulations.

          If you are eligible for a reduced rate of United States withholding tax under a tax treaty, you may obtain a refund of any amounts withheld in excess of that rate by filing a refund claim with the United States Internal Revenue Service.

          If dividends paid to you are "effectively connected" with your conduct of a trade or business within the United States, and, if required by a tax treaty, the dividends are attributable to a permanent establishment that you maintain in the United States, we and other payors generally are not required to withhold tax from the dividends, provided that you have furnished to us or another payor a valid Internal Revenue Service Form W-8ECI or an acceptable substitute form upon which you certify, under penalties of perjury, that:

  •
  you are a non-United States person; and

  •
  the dividends are effectively connected with your conduct of a trade or business within the United States and are includible in your gross income.

          "Effectively connected" dividends are taxed at rates applicable to United States citizens, resident aliens and domestic United States corporations.

          If you are a corporate non-U.S. holder, "effectively connected" dividends that you receive may, under certain circumstances, be subject to an additional "branch profits tax" at a 30% rate or at a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate.

Gain on Disposition of Common Stock

          If you are a non-U.S. holder, you generally will not be subject to United States federal income tax on gain that you recognize on a disposition of shares of our common stock unless:

  •
  the gain is "effectively connected" with your conduct of a trade or business in the United States, and the gain is attributable to a permanent establishment that you maintain in the United States, if that is required by an applicable income tax treaty as a condition for subjecting you to United States taxation on a net income basis;

  •
  you are an individual, you hold the shares of our common stock as a capital asset, you are present in the United States for 183 or more days in the taxable year of the sale and certain other conditions exist; or

  •
  (i) we are or have been a United States real property holding corporation for United States federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition and your holding period for the shares of our common stock (the "relevant period"), (ii) assuming our common stock is regularly traded on an established securities market during the calendar year in which the sale occurs, you held (directly, indirectly or constructively) more than 5% of our common stock at any time during the relevant period and (iii) you are not eligible for any treaty exemption.

          If you are a non-U.S. holder and the gain from the disposition of shares of our common stock is effectively connected with your conduct of a trade or business in the United States (and the gain is attributable to a permanent establishment that you maintain in the United States, if that is required by an applicable income tax treaty as a condition for subjecting you to United States taxation on a net income basis), you will be subject to tax on the net gain derived from the sale at rates applicable to United States citizens, resident aliens and domestic United States corporations. If you are a corporate non-U.S. holder, such "effectively connected" gains that you recognize may also, under certain circumstances, be subject to an additional "branch profits tax" at a 30% rate or at a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate. If you are a non-U.S. holder described in the second bullet point immediately above, you will be subject to a flat 30% tax or a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate, on the gain derived from the sale, which may be offset by United States source capital losses, even though you are not considered a resident of the United States.

          We have not been, are not and do not anticipate becoming a United States real property holding corporation for United States federal income tax purposes.

Federal Estate Taxes

          Shares of our common stock held by an individual non-U.S. holder at the time of death will be included in the holder's gross estate for United States federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

FATCA Withholding

          Pursuant to sections 1471 through 1474 of the Code, commonly known as the Foreign Account Tax Compliance Act ("FATCA"), a 30% withholding tax may be imposed on certain payments to you or to certain foreign financial institutions, investment funds and other non-United States persons receiving payments on your behalf if you or such persons are subject to, and fail to comply with, certain information reporting requirements. Such payments will include United States-source dividends and the gross proceeds from the sale or other disposition of stock that can produce United States-source dividends. Payments of dividends that you receive in respect of shares of our common stock could be affected by this withholding if you are subject to FATCA information reporting requirements and fail to comply with them or if you hold shares of our common stock through a non-United States person (e.g., a foreign bank or broker) that fails to comply with these requirements (even if payments to you would not otherwise have been subject to FATCA withholding). Payments of gross proceeds from a sale or other disposition of shares of our common stock could also be subject to FATCA withholding unless such disposition occurs before January 1, 2019. An intergovernmental agreement between the United States and your country of residence (or the country of residence of the non-United States person receiving payments on your behalf) may modify the requirements described above. You should consult your own tax advisors regarding the relevant United States law and other official guidance on FATCA withholding.

Backup Withholding and Information Reporting

          If you are a non-U.S. holder, we and other payors are required to report payments of dividends on Internal Revenue Service Form 1042-S even if the payments are exempt from withholding. You are otherwise generally exempt from backup withholding and information reporting requirements with respect to dividend payments and the payment of the proceeds from the sale of common stock effected at a United States office of a broker provided that either (i) the payor or broker does not have actual knowledge or reason to know that you are a United States person and you have furnished a valid Internal Revenue Service Form W-8 or other documentation upon which the payor or broker may rely to treat the payments as made to a non-United States person, or (ii) you otherwise establish an exemption.

          Payment of the proceeds from the sale of common stock effected at a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, a sale effected at a foreign office of a broker could be subject to information reporting in the same manner as a sale within the United States (and in certain cases may be subject to backup withholding as well) if (i) the broker has certain connections to the United States, (ii) the proceeds or confirmation are sent to the United States or (iii) the sale has certain other specified connections with the United States. In addition, certain foreign brokers may be required to report the amount of gross proceeds from the sale or other disposition of common stock under FATCA if you are presumed to be a United States person.

          Any amounts withheld under the backup withholding rules will generally be allowed as a credit against your United States federal income tax liability or refunded, provided the required information is timely furnished to the Internal Revenue Service.

 ERISA CONSIDERATIONS

          The following is a summary of certain considerations associated with the purchase of the shares of our common stock by employee benefit plans that are subject to Title I of ERISA, plans, individual retirement accounts and other arrangements that are subject to Section 4975 of the Code and entities whose underlying assets are considered to include "plan assets" of any such plan, account or arrangement (each a "Plan"), as well as arrangements that are subject to provisions under any federal, state, local, non-U.S. or other laws or regulations that are similar to Title I of ERISA or Section 4975 of the Code (such arrangements "Non-ERISA Arrangements", and such provisions "Similar Laws").

THE FOLLOWING IS MERELY A SUMMARY, HOWEVER, AND SHOULD NOT BE CONSTRUED AS LEGAL ADVICE OR AS COMPLETE IN ALL RELEVANT RESPECTS. ALL INVESTORS ARE URGED TO CONSULT THEIR LEGAL ADVISORS BEFORE INVESTING IN US AND TO MAKE THEIR OWN INDEPENDENT DECISION.

General Fiduciary Matters

          ERISA and the Code impose certain duties on persons who are fiduciaries of a Plan and prohibit certain transactions involving the assets of a Plan and its fiduciaries or other interested parties. Under ERISA and the Code, any person who exercises any discretionary authority or control over the administration of such an Plan or the management or disposition of the assets of such a Plan, or who renders investment advice for a fee or other compensation to such a Plan, is generally considered to be a fiduciary of the Plan.

          In considering an investment in shares of our common stock with a portion of the assets of any Plan or Non-ERISA Arrangement, a fiduciary should determine whether the investment is in accordance with the documents and instruments governing the Plan or Non-ERISA Arrangement and the applicable provisions of ERISA, the Code or any Similar Law relating to a fiduciary's duties to the Plan or Non-ERISA Arrangement including, without limitation, the prudence, diversification, delegation of control and prohibited transaction provisions of ERISA, the Code and any other applicable Similar Laws.

Prohibited Transaction Issues

          Section 406 of ERISA and Section 4975 of the Code prohibit Plans from engaging in specified transactions involving plan assets with persons or entities who are "parties in interest", within the meaning of ERISA, or "disqualified persons", within the meaning of Section 4975 of the Code, unless an exemption is available. A party in interest or disqualified person who engages in a non-exempt prohibited transaction may be subject to excise taxes and other penalties and liabilities under ERISA and the Code, and a prohibited transaction may result in the disqualification of an IRA. In addition, the fiduciary of the Plan that engages in such a non-exempt prohibited transaction may be subject to penalties and liabilities under ERISA and the Code.

          The acquisition of shares of our common stock by a Plan with respect to which we or an underwriter is considered a party in interest or a disqualified person may constitute or result in a direct or indirect prohibited transaction under Section 406 of ERISA and/or Section 4975 of the Code, unless the investment is acquired in accordance with an applicable statutory, class or individual prohibited transaction exemption. In this regard, the United States Department of Labor (the "DOL") has issued prohibited transaction class exemptions ("PTCEs") that may apply to the acquisition of our common stock. These class exemptions include, without limitation, PTCE 84-14 respecting transactions determined by independent qualified professional asset managers, PTCE 90-1 respecting insurance company pooled separate accounts, PTCE 91-38 respecting bank collective investment funds, PTCE 95-60 respecting life insurance company general accounts and

PTCE 96-23 respecting transactions determined by in-house asset managers. In addition, Section 408(b)(17) of ERISA and Section 4975(d)(20) of the Code provide an exemption from the prohibited transaction provisions of ERISA and Section 4975 of the Code for the acquisition and the disposition of the common stock, provided that neither the issuer of the securities nor any of its affiliates (directly or indirectly) have or exercise any discretionary authority or control or render any investment advice with respect to the assets of any Plan involved in the transaction and provided further that the Plan pays no more than "adequate consideration" in connection with the transaction. There can be no assurance that all of the conditions of any such exemptions will be satisfied.

Representation

          Accordingly, by acceptance of the shares of our common stock, each purchaser or subsequent transferee of our common stock will be deemed to have represented and warranted either that (i) no portion of such purchaser's or transferee's assets used to acquire such shares constitutes assets of any Plan or (ii) the purchase of our common stock by such purchaser or transferee will not constitute a non-exempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code or similar violation under any applicable Similar Laws.

Responsibility for Purchase

          Purchasers of our common stock have exclusive responsibility for ensuring that their acquisition and holding of our common stock does not violate the fiduciary or prohibited transaction rules of ERISA or the Code, or any similar provision of applicable Similar Laws. In addition, the foregoing discussion is general in nature, is not intended to be all-inclusive, and is based on laws in effect on the date of this prospectus. Such discussion should not be construed as legal advice. Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries, or other persons considering purchasing shares of our common stock on behalf of, or with the assets of, any Plan or Non-ERISA Arrangement consult with counsel regarding the potential applicability of ERISA, Section 4975 of the Code and Similar Laws to such investment and whether an exemption would be applicable to the purchase of shares of our common stock.

UNDERWRITING (CONFLICTS OF INTEREST)

          We, BNPP, the BNPP selling stockholder and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman, Sachs & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated and BNP Paribas Securities Corp. are the representatives of the underwriters.

Underwriters	Number of Shares
Goldman, Sachs & Co.
Merrill Lynch, Pierce, Fenner & Smith Incorporated
BNP Paribas Securities Corp.
Barclays Capital Inc.
Credit Suisse Securities (USA) LLC
Deutsche Bank Securities Inc.
J.P. Morgan Securities LLC
Citigroup Global Markets Inc.
Morgan Stanley & Co. LLC
UBS Securities LLC
BBVA Securities Inc.
Commerz Markets LLC
HSBC Securities (USA) Inc.
ING Financial Markets LLC
Keefe, Bruyette & Woods, Inc.
Banco Santander, S.A.
Wells Fargo Securities, LLC

Total:

          The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

          The underwriters have an option to buy up to an additional [       ] shares from the BNPP selling stockholder to cover sales by the underwriters of a greater number of shares than the total number set forth in the table above. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

          The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by the BNPP selling stockholder. Such amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase [       ] additional shares.

		No Exercise		Full Exercise
Per Share	$		$
Total	$		$

          Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $[       ] per share from the initial public offering price. After the initial offering of the shares, the representatives may change the offering price and the other selling terms. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters' right to reject any order in whole or in part.

          We, BNPP, the BNPP selling stockholder and our officers and directors have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of our or their common stock or securities convertible into or exchangeable for common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of Goldman, Sachs & Co. and Merrill Lynch, Pierce, Fenner & Smith Incorporated.

          Prior to the offering, there has been no public market for the shares. The initial public offering price has been negotiated among BNPP and the representatives. Among the factors to be considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, will be our historical performance, estimates of our business potential and earnings prospects, an assessment of our management and the consideration of the above factors in relation to market valuation of companies in related businesses, information in this prospectus and otherwise available to the representatives, the recent market prices of, and demand for, publicly traded common stock of generally comparable companies and other factors deemed relevant by the underwriters and us.

          We have applied to list our common stock on NASDAQ under the symbol "FHB."

          In connection with the offering, the underwriters may purchase and sell common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering, and a short position represents the amount of such sales that have not been covered by subsequent purchases. A "covered short position" is a short position that is not greater than the amount of additional shares for which the underwriters' option described above may be exercised. The underwriters may cover any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to cover the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option described above. "Naked" short sales are any short sales that create a short position greater than the amount of additional shares for which the option described above may be exercised. The underwriters must cover any such naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.

          The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

          Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of our common stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. The underwriters are not required to engage in these activities and may end any of these activities at any time. These transactions may be effected on NASDAQ, in the over-the-counter market or otherwise.

          We and BNPP estimate that BNPP's and the BNPP selling stockholder's combined share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $[       ] million. We have agreed to reimburse the underwriters for certain expenses relating to clearance of this offering with FINRA, not exceeding $[       ].

          We and the BNPP selling stockholder have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act.

          The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates have provided, and may in the future provide, a variety of these services to the issuer and to persons and entities with relationships with the issuer, for which they received or will receive customary fees and expenses.

          In the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors and employees may purchase, sell or hold a broad array of investments and actively traded securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to assets, securities and/or instruments of the issuer (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships with the issuer. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities and instruments.

Notice to Prospective Investors

          Banco Santander, S.A. is not a U.S.-registered broker-dealer; therefore, to the extent that it intends to effect any sales of the common shares in the United States, it will do so through Santander Investment Securities, Inc., its affiliated U.S.-registered broker-dealer, in accordance with the applicable U.S. securities laws and regulations, and as permitted by Financial Industry Regulatory Authority regulations.

Selling Restrictions

  European Economic Area

          In relation to each member state of the European Economic Area, no offer of ordinary shares which are the subject of the offering has been, or will be made to the public in that Member State, other than under the following exemptions under the Prospectus Directive:

  (a)
  to any legal entity which is a qualified investor as defined in the Prospectus Directive;

  (b)
  to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), subject to obtaining the prior consent of the representatives for any such offer; or

  (c)
  in any other circumstances falling within Article 3(2) of the Prospectus Directive,

          provided that no such offer of ordinary shares referred to in (a) to (c) above shall result in a requirement for us or any representative to publish a prospectus pursuant to Article 3 of the Prospectus Directive, or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

          Each person located in a Member State to whom any offer of ordinary shares is made or who receives any communication in respect of an offer of ordinary shares, or who initially acquires any ordinary shares will be deemed to have represented, warranted, acknowledged and agreed to and with each representative and us that (1) it is a "qualified investor" within the meaning of the law in that Member State implementing Article 2(1)(e) of the Prospectus Directive; and (2) in the case of any ordinary shares acquired by it as a financial intermediary as that term is used in Article 3(2) of the Prospectus Directive, the ordinary shares acquired by it in the offer have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Member State other than qualified investors, as that term is defined in the Prospectus Directive, or in circumstances in which the prior consent of the representatives has been given to the offer or resale; or where ordinary shares have been acquired by it on behalf of persons in any Member State other than qualified investors, the offer of those ordinary shares to it is not treated under the Prospectus Directive as having been made to such persons.

          We, the representatives and their respective affiliates will rely upon the truth and accuracy of the foregoing representations, acknowledgments and agreements.

          This prospectus has been prepared on the basis that any offer of shares in any Member State will be made pursuant to an exemption under the Prospectus Directive from the requirement to publish a prospectus for offers of shares. Accordingly any person making or intending to make an offer in that Member State of shares which are the subject of the offering contemplated in this prospectus may only do so in circumstances in which no obligation arises for us or any of the representatives to publish a prospectus pursuant to Article 3 of the Prospectus Directive in relation to such offer. Neither we nor the representatives have authorized, nor do they authorize, the making of any offer of shares in circumstances in which an obligation arises for us or the representatives to publish a prospectus for such offer.

          For the purposes of this provision, the expression an "offer of ordinary shares to the public" in relation to any ordinary shares in any Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the ordinary shares to be offered so as to enable an investor to decide to purchase or subscribe the ordinary shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression "Prospectus Directive" means Directive 2003/71/EC (as amended) and includes any relevant implementing measure in each Member State.

  United Kingdom

          Each underwriter agrees that:

            (a)     it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the shares in circumstances in which Section 21(1) of the FSMA does not apply to the issuer; and

            (b)     it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

  Hong Kong

          The shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), (ii) to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a "prospectus" within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

  Singapore

          This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the "SFA"), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

          Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries' rights and interest in that trust shall not be transferable for six months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

  Japan

          The securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the "Financial Instruments and Exchange Law") and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

  Canada

          The securities may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the securities must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

          Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province or territory for particulars of these rights or consult with a legal advisor.

          Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

  Switzerland

          The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange ("SIX") or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

          Neither this document nor any other offering or marketing material relating to the offering, the Company or the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA, and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (the "CISA"). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

  Dubai International Financial Centre

          This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (the "DFSA"). This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The shares to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

  Australia

          No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001 (the "Corporations Act") and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

          Any offer in Australia of the shares may only be made to persons (the "Exempt Investors") who are "sophisticated investors" (within the meaning of section 708(8) of the Corporations Act), "professional investors" (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the shares without disclosure to investors under Chapter 6D of the Corporations Act.

          The shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares must observe such Australian on-sale restrictions.

          This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Conflicts of Interest

          An affiliate of BNP Paribas Securities Corp. owns in excess of 10% of our issued and outstanding common stock and, as the selling stockholder in this offering, will receive in excess of 5% of the net proceeds of this offering. Because BNP Paribas Securities Corp. is an underwriter in this offering and its affiliate is expected to receive more than 5% of the net proceeds of this offering and because an affiliate of BNP Paribas Securities Corp. owns in excess of 10% of our issued and outstanding common stock, BNP Paribas Securities Corp. is deemed to have a "conflict of interest" under FINRA Rule 5121. Accordingly, this offering will be conducted in accordance with Rule 5121, which requires, among other things, that a "qualified independent underwriter" has participated in the preparation of, and has exercised the usual standards of "due diligence" with respect to, the registration statement and this prospectus. Goldman, Sachs & Co. has agreed to act as qualified independent underwriter for this offering and to undertake the legal responsibilities and liabilities of an underwriter under the Securities Act, specifically including those inherent in Section 11 of the Securities Act. Goldman, Sachs & Co. will not receive any additional fees for serving as qualified independent underwriter in connection with this offering. We have agreed to indemnify Goldman, Sachs & Co. against liabilities incurred in connection with acting as a qualified independent underwriter, including liabilities under the Securities Act. Pursuant to Rule 5121, BNP Paribas Securities Corp. will not confirm any sales to any account over which it exercises discretionary authority without the specific written approval of the account holder. See "Certain Relationships and Related Party Transactions" for additional information.

Reserved Share Program

          At our request, the underwriters have reserved for sale, at the initial public offering price, up to 5% of the shares offered by this prospectus for sale to some of our directors, officers, employees, friends, family, customers and related persons. If these persons purchase reserved shares, it will reduce the number of shares available for sale to the general public. Any reserved shares that are not so purchased will be offered by the underwriters to the general public on the same terms as the other shares offered by this prospectus.

 VALIDITY OF COMMON STOCK

          The validity of the shares of our common stock offered hereby will be passed upon for us by Sullivan & Cromwell LLP, New York, New York. The validity of the shares of common stock offered hereby will be passed upon for the underwriters by Simpson Thacher & Bartlett LLP, New York, New York.

EXPERTS

          The combined financial statements of First Hawaiian Combined as described in the notes to the combined financial statements, as of and for the years ended December 31, 2015 and 2014, included in this prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein. Such combined financial statements have been included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

          This prospectus, which constitutes a part of a registration statement on Form S-1 filed with the SEC, does not contain all of the information set forth in the registration statement and the related exhibits and schedules. Some items are omitted in accordance with the rules and regulations of the SEC. Accordingly, we refer you to the complete registration statement, including its exhibits and schedules, for further information about us and the shares of common stock to be sold in this offering. Statements or summaries in this prospectus as to the contents of any contract or other document referred to in this prospectus are not necessarily complete and, where that contract or document is filed as an exhibit to the registration statement, each statement or summary is qualified in all respects by reference to the exhibit to which the reference relates. You may read and copy the registration statement, including the exhibits and schedules to the registration statement, at the SEC's Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Information about the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. Our filings with the SEC, including the registration statement, are also available to you for free on the SEC's Internet website at www.sec.gov.

          Upon completion of the offering, we will become subject to the informational and reporting requirements of the Exchange Act and, in accordance with those requirements, will file reports and proxy and information statements with the SEC. You will be able to inspect and copy these reports and proxy and information statements and other information at the addresses set forth above. Those filings will also be available to the public on, or accessible through, our website under the heading "Investor Relations" at www.fhb.com. The information we file with the SEC or contained on or accessible through our corporate website or any other website we may maintain is not part of this prospectus or the registration statement of which this prospectus forms a part. We intend to furnish to our stockholders our annual reports containing our audited combined financial statements certified by an independent public accounting firm.

REPORT OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of
First Hawaiian, Inc.
Honolulu, Hawaii

          We have audited the accompanying combined balance sheets of First Hawaiian Combined (the "Company"), as described in the notes to the combined financial statements, as of December 31, 2015 and 2014, and the related combined statements of income, comprehensive income, stockholder's equity and cash flows for the years then ended. These combined financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these combined financial statements based on our audits.

          We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

          In our opinion, such combined financial statements present fairly, in all material respects, the financial position of First Hawaiian Combined as of December 31, 2015 and 2014, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ DELOITTE & TOUCHE LLP

Honolulu, Hawaii
March 4, 2016
(May 13, 2016 as to Notes 1,18, 21 and 22)

FIRST HAWAIIAN COMBINED

COMBINED STATEMENTS OF INCOME

	Year Ended December 31,

(dollars in thousands except per share amounts)	2015	2014

Interest income
Loans and lease financing	$405,702	$399,209
Securities available for sale	73,615	64,069
Other	4,529	4,005

Total interest income	483,846	467,283

Interest expense
Deposits	22,314	23,262
Short-term borrowings and long-term debt	207	223

Total interest expense	22,521	23,485

Net interest income	461,325	443,798
Provision for loan and lease losses	9,900	11,100

Net interest income after provision for loan and lease losses	451,425	432,698

Noninterest income
Service charges on deposit accounts	40,850	42,889
Credit and debit card fees	56,416	56,569
Other service charges and fees	38,641	37,213
Trust and investment services income	29,671	27,736
Bank-owned life insurance	9,976	13,769
Net gains on securities available for sale	12,321	20,822
Other	23,528	10,239

Total noninterest income	211,403	209,237

Noninterest expense
Salaries and employee benefits	170,233	157,096
Contracted services and professional fees	42,663	37,919
Occupancy	16,975	22,172
Equipment	15,836	13,262
Regulatory assessment and fees	9,490	8,320
Advertising and marketing	6,446	6,391
Card rewards program	17,687	18,301
Other	40,271	34,230

Total noninterest expense	319,601	297,691

Income before income taxes	343,227	344,244
Provision for income taxes	129,447	127,572

Net income	$213,780	$216,672

Basic earnings per share	$1.53	$1.55

Diluted earnings per share	$1.53	$1.55

Basic and diluted weighted-average outstanding shares	139,459,620	139,459,620

The accompanying notes are an integral part of these combined financial statements.

FIRST HAWAIIAN COMBINED

COMBINED STATEMENTS OF COMPREHENSIVE INCOME

	Year Ended December 31,

(dollars in thousands)	2015	2014
Net income	$213,780	$216,672
Other comprehensive income (loss), net of tax:
Net unrealized pensions and other benefits gains (losses)	8,986	(16,648)
Net unrealized (losses) gains on securities available for sale	(9,573)	11,806
Net unrealized gains (losses) on cash flow derivative hedges	785	(850)

Other comprehensive income (loss)	198	(5,692)

Total comprehensive income	$213,978	$210,980

The accompanying notes are an integral part of these combined financial statements.

FIRST HAWAIIAN COMBINED

COMBINED BALANCE SHEETS

	December 31,

(dollars in thousands)	2015	2014
Assets
Cash and due from banks	$300,096	$345,496
Interest-bearing deposits in other banks	2,350,099	915,957
Investment securities	4,027,265	4,971,611
Loans held for sale	—	6,344
Loans and leases	10,722,030	10,023,590
Less: allowance for loan and lease losses	135,484	134,799

Net loans and leases	10,586,546	9,888,791
Premises and equipment, net	305,104	307,460
Other real estate owned and repossessed personal property	154	4,364
Accrued interest receivable	34,215	34,287
Bank-owned life insurance	424,545	414,569
Goodwill	995,492	995,492
Other intangible assets	21,435	25,191
Other assets	307,730	224,134

Total assets	$19,352,681	$18,133,696

Liabilities and Stockholder's Equity
Deposits:
Interest-bearing	$10,730,095	$10,019,949
Noninterest-bearing	5,331,829	4,705,430

Total deposits	16,061,924	14,725,379
Short-term borrowings	216,151	386,151
Long-term debt	48	54
Retirement benefits payable	133,910	138,764
Other liabilities	203,707	208,308

Total liabilities	16,615,740	15,458,656
Commitments and contingent liabilities (Notes 14 and 18)
Stockholder's equity
Net investment	2,788,200	2,726,497
Accumulated other comprehensive loss, net	(51,259)	(51,457)

Total stockholder's equity	2,736,941	2,675,040

Total liabilities and stockholder's equity	$19,352,681	$18,133,696

The accompanying notes are an integral part of these combined financial statements.

FIRST HAWAIIAN COMBINED

COMBINED STATEMENTS OF STOCKHOLDER'S EQUITY

		Accumulated
		Other
	Net	Comprehensive
(dollars in thousands)	Investment	Loss	Total
Balance as of December 31, 2013	$2,696,876	$(45,765)	$2,651,111
Net income	216,672	—	216,672
Distributions	(192,527)	—	(192,527)
Contributions	5,476	—	5,476
Other comprehensive loss, net of tax	—	(5,692)	(5,692)

Balance as of December 31, 2014	2,726,497	(51,457)	2,675,040
Net income	213,780	—	213,780
Distributions	(164,228)	—	(164,228)
Contributions	12,151	—	12,151
Other comprehensive income, net of tax	—	198	198

Balance as of December 31, 2015	$2,788,200	$(51,259)	$2,736,941

The accompanying notes are an integral part of these combined financial statements.

FIRST HAWAIIAN COMBINED

COMBINED STATEMENTS OF CASH FLOWS

	Year Ended December 31,

(dollars in thousands)	2015	2014
Cash flows from operating activities
Net income	$213,780	$216,672
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for loan and lease losses	9,900	11,100
Depreciation, amortization, and accretion, net	25,675	25,917
Deferred income taxes	(15,587)	(10,586)
Other gains, net	(2,514)	—
Originations of loans held for sale	(160,481)	(104,781)
Proceeds from sales of loans held for sale	167,215	103,106
Net gains on sales of loans held for sale	(3,650)	(2,003)
Net gains on securities available for sale	(12,321)	(20,822)
Change in assets and liabilities:
Net increase in other assets	(79,942)	(89)
Net increase in other liabilities	528	28,237

Net cash provided by operating activities	142,603	246,751
Cash flows from investing activities
Securities available for sale:
Proceeds from maturities and principal repayments	1,394,433	1,151,944
Proceeds from sales	2,471,753	61,936
Purchases	(2,916,767)	(2,233,733)
Other investments:
Proceeds from sales	40,712	21,226
Purchases	(33,880)	(12,808)
Net increase in loans and leases resulting from originations and principal repayments	(704,224)	(506,777)
Proceeds from sales of loans originated for investment	—	3,768
Proceeds of bank owned life insurance	—	1,922
Purchases of premises, equipment, and software	(19,119)	(20,740)
Proceeds from sales of premises and equipment	3,214	—
Purchases of mortgage servicing rights	—	(14,579)
Proceeds from sales of other real estate owned	7,620	3,347
Other	90	2,345

Net cash provided by (used in) investing activities	243,832	(1,542,149)
Cash flows from financing activities
Net increase in deposits	1,336,545	1,147,033
Net decrease in short-term borrowings	(170,000)	(207,056)
Repayment of long-term debt	(10)	(6)
Distributions paid	(164,228)	(192,527)

Net cash provided by financing activities	1,002,307	747,444

Net increase (decrease) in cash and cash equivalents	1,388,742	(547,954)
Cash and cash equivalents at beginning of year	1,261,453	1,809,407

Cash and cash equivalents at end of year	$2,650,195	$1,261,453

Supplemental disclosures
Interest paid	$22,086	$24,081
Income taxes paid, net of refunds	187,100	93,959
Noncash investing and financing activities:
Transfers from loans and leases to other real estate owned	2,470	5,534
Transfers of loans and leases (from) to loans held for sale, net	(3,260)	2,916

The accompanying notes are an integral part of these combined financial statements.

FIRST HAWAIIAN COMBINED

NOTES TO COMBINED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2015 AND 2014

1. Organization and Summary of Significant Accounting Policies

          BancWest Corporation ("BancWest"), a bank holding company, owns 100% of the outstanding common stock of First Hawaiian Bank ("FHB" or "the Bank"). BancWest's other bank subsidiary is Bank of the West ("BOW"), a commercial bank headquartered in San Francisco, California. BancWest is a wholly-owned subsidiary of BNP Paribas ("BNPP"), a financial institution based in France.

          The Bank is a Hawaii state-chartered bank that is not a member of the Federal Reserve System. FHB, the oldest financial institution in Hawaii, was established as Bishop & Co. in 1858. At December 31, 2015, FHB was the largest bank in Hawaii in terms of total assets, loans and leases, and deposits. FHB has 62 banking locations located throughout the State of Hawaii, Guam, and Saipan, and provides a wide range of financial services to both consumers and businesses.

Reorganization Transactions

          BNPP intends to sell its interest in BancWest, including its wholly-owned subsidiary FHB, through a series of public offerings. In order to effect the sale transactions, a series of reorganization transactions (the "Reorganization Transactions") occurred on April 1, 2016, in which BancWest spun-off its subsidiary, BOW, to BNPP, the sole owner of BancWest, as further discussed in Note 22, Subsequent Events, to the combined financial statements. In connection with the Reorganization Transactions, BancWest formed a new bank holding company, BancWest Holding Inc. ("BWHI"), a Delaware corporation and a direct wholly-owned subsidiary of BancWest, and contributed 100% of its interest in BOW, as well as other assets and liabilities not related to FHB, to BWHI. Following the contribution of BOW to BWHI, BancWest distributed its interest in BWHI to BNPP. After the Reorganization Transactions were consummated on April 1, 2016, the continuing business of BancWest consisted of its investment in FHB and the financial operations, assets, and liabilities of BancWest related to FHB. BancWest also amended its certificate of incorporation to change its name to "First Hawaiian, Inc." The remaining financial operations, assets and liabilities of BancWest related to FHB (and not BOW) combined with FHB, is referred to as "First Hawaiian Combined" or the "Company" throughout these combined financial statements and notes.

          Notwithstanding the legal form of the spin off, due to the relative significance of BWHI (including its wholly owned subsidiary BOW), to First Hawaiian Combined, the spin-off of BWHI has been accounted for as a reverse spin-off in accordance with Accounting Standards Codification ("ASC") 505-60, Spinoffs and Reverse Spinoffs. Accordingly, BWHI was considered the divesting entity for accounting purposes, or the accounting spinnor. Conversely, the remaining combined businesses of First Hawaiian Combined as described above represent the entity which was "spun-off", or the accounting spinnee, from BWHI.

          The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States ("GAAP"). The following is a summary of the Company's significant accounting policies.

FIRST HAWAIIAN COMBINED

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

YEARS ENDED DECEMBER 31, 2015 AND 2014

1. Organization and Summary of Significant Accounting Policies (Continued)

Basis of Presentation

          The accompanying combined financial statements of First Hawaiian Combined include the financial position, results of operations and cash flows of FHB, and the financial operations, assets and liabilities of BancWest related to FHB, all of which are under common ownership and common management, as if it were a separate entity for all periods presented. The combined financial statements include allocations of certain BancWest assets as agreed to by the parties and also certain expenses amounting to approximately $18.8 million and $8.7 million for the years ended December 31, 2015 and 2014, respectively, specifically applicable to the operations of FHB. Management believes these allocations are reasonable. These expenses are not necessarily indicative of the costs and expenses that would have been incurred had First Hawaiian Combined operated as a separate entity during the periods presented. The residual revenues and expenses not included in First Hawaiian Combined's results of operations represent those directly related to BWHI and have not been included in the combined financial statements of First Hawaiian Combined. All intercompany account balances and transactions have been eliminated in combination.

          These combined financial statements may not necessarily reflect the financial position, results of operations, changes in stockholder's equity and cash flows of First Hawaiian Combined in the future or had it operated as a separate independent company during the periods presented. The combined financial statements do not reflect any changes that may occur in the financing and operations of First Hawaiian Combined as a result of the spin-off transaction.

          FHB's principal subsidiaries include:

  •
  Bishop Street Capital Management Corporation, a registered investment adviser that serves the institutional and high net worth investment markets primarily in Hawaii and the western United States. It is also the advisor to the Bishop Street Funds mutual fund family, and

  •
  First Hawaiian Leasing, Inc., which engages in commercial equipment and vehicle leasing.

Regulation

          The Company is primarily subject to regulation by the Federal Reserve Board ("FRB"). FHB's primary regulators are the Federal Deposit Insurance Corporation ("FDIC") and the State of Hawaii Division of Financial Institutions. FHB is a member of the Federal Home Loan Bank System. On May 31, 2015, the merger of the Federal Home Loan Bank of Seattle with the Federal Home Loan Bank of Des Moines was completed and the Bank's membership was transferred from the Federal Home Loan Bank of Seattle to the Federal Home Loan Bank of Des Moines ("FHLB"). As a member of the FHLB, FHB is required to maintain a minimum investment in the capital stock of the FHLB. FHB maintains insurance on its customer deposit accounts with the FDIC, up to applicable limits, which requires quarterly assessments of deposit insurance premiums.

Use of Estimates in the Preparation of Financial Statements

          The preparation of combined financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and

FIRST HAWAIIAN COMBINED

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

YEARS ENDED DECEMBER 31, 2015 AND 2014

1. Organization and Summary of Significant Accounting Policies (Continued)

liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Management bases its estimates on historical experience and various other assumptions believed to be reasonable. Although these estimates are based on management's best knowledge of current events, actual results may differ from these estimates.

Cash and Due from Banks

          Cash and due from banks includes amounts due from other financial institutions as well as in-transit clearings. Because amounts due from other financial institutions often exceed the FDIC deposit insurance limit, the Company evaluates the credit risk of these institutions through periodic review of their financial condition and regulatory capital position. Under the terms of the Depository Institutions Deregulation and Monetary Control Act, the Company is required to maintain reserves with the FRB based on the amount of deposits held. The average amount of cash reserves required was $38.0 million and $36.6 million for the years ended December 31, 2015 and 2014, respectively.

          For purposes of the combined statements of cash flows, the Company considers cash and due from banks, interest-bearing deposits in other banks, Federal funds sold and securities purchased under agreements to resell with original maturities of less than three months to be cash and cash equivalents.

Interest-bearing Deposits in Other Banks

          Interest-bearing deposits in other banks include funds held in other financial institutions that are either fixed- or floating-interest-rate instruments including certificates of deposits. Interest income is recorded when earned and presented within other interest income in the combined statements of income.

Investment Securities

          As of December 31, 2015, investment securities consisted predominantly of debt and asset-backed securities issued by the U.S. Government, its agencies, and government-sponsored enterprises. The Company amortizes premiums and accretes discounts using the interest method over the life of the respective security instrument. All securities transactions are recorded on a trade-date basis. Securities are classified and accounted for in accordance with ASC 320, Investments — Debt & Equity Securities ("ASC 320"). All of the Company's securities were categorized as available for sale and consisted of debt and marketable equity securities which the Company has the intent and ability to hold for the foreseeable future and which are not trading securities. Available-for-sale securities are reported at fair value, with unrealized gains and losses reported in accumulated other comprehensive income as a separate component of stockholder's equity. Gains and losses realized on sales of securities are determined using the specific identification method. Investment securities are evaluated for other-than-temporary impairment ("OTTI") on at least a quarterly basis, and more frequently when economic and market conditions warrant such an evaluation, to determine whether a decline in fair value below amortized cost is other than temporary. See Note 3 to the combined financial statements for additional information.

FIRST HAWAIIAN COMBINED

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

YEARS ENDED DECEMBER 31, 2015 AND 2014

1. Organization and Summary of Significant Accounting Policies (Continued)

Loans Held for Sale

          The Company originates certain loans for individual sale or for sale as a pool of loans to government agencies. It may also subsequently decide to sell a portion of its existing loans (not originated with the intent to sell). Loans held for sale are carried at the lower of cost or fair value. The fair value of loans held for sale is based on current quoted prices or rates in secondary markets for portfolios with similar characteristics. Net gains and losses on loan sales are recorded in other noninterest income. Direct loan origination costs and fees are deferred at origination of the loan and are recognized in other noninterest income upon the sale of the loan.

Loans and Leases

          Loans held in portfolio are recorded at the principal amount outstanding, net of unamortized deferred loan costs and fees and any unamortized discounts or premiums on purchased loans. Net deferred costs or fees, discounts and premiums are amortized into interest income using the interest method over the contractual term of the loan, adjusted for actual prepayments. The Company recognizes unamortized fees, costs, premiums and discounts on loans and leases paid in full as a component of interest income.

          Interest income is accrued and recognized on the principal amount outstanding unless the loan is placed on nonaccrual status.

          The Company also receives other loan and lease fees including delinquent payment charges and other common loan and lease fees, as well as fees for servicing loans for third parties. The Company recognizes these fees as income when earned within loans and lease financing interest income in the combined statements of income.

          The Company provides lease financings under a variety of arrangements, primarily consumer automobile leases, commercial equipment leases and leveraged leases, through FHB's subsidiary, First Hawaiian Leasing, Inc. Unearned income on financing leases is accreted over the life of the lease to provide a constant periodic rate of return on the net investment in the lease. Leveraged lease transactions are subject to outside financing through one or more participants without recourse to the Company. These transactions are accounted for by recording the net investment in each lease as the aggregate of rentals receivable, net of principal and interest on the related nonrecourse debt, plus the estimated residual value of the equipment less the unearned income. Income from lease transactions is recognized during the periods in which the net investment is positive.

Impaired and Nonaccrual Loans and Leases

          The Company evaluates certain loans and leases individually for impairment. Examples of such loans and leases include commercial and industrial loans, commercial real estate loans and construction loans. A loan is considered to be impaired when it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan. The Company measures impairment based on the present value of the expected future cash flows discounted at the loan's effective interest rate or, for collateral-dependent loans and leases, based on the fair value of the collateral less disposition costs in accordance with ASC 310, Receivables. On a

FIRST HAWAIIAN COMBINED

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

YEARS ENDED DECEMBER 31, 2015 AND 2014

1. Organization and Summary of Significant Accounting Policies (Continued)

case-by-case basis, the Company may measure impairment based upon a loan's observable market price. Impaired loans and leases without a related allowance for loan and lease losses are generally collateralized by assets with fair values in excess of the recorded investment in the loans.

          The Company collectively evaluates for impairment large groups or pools of smaller-balance homogeneous loans and leases such as consumer loans, residential real estate loans and small business loans. The risk assessment process includes the use of estimates to determine the inherent loss in these portfolios. The Company considers a variety of factors including, but not limited to, historical loss experience, estimated defaults or foreclosures based on portfolio trends and delinquencies, and current and projected economic conditions. These factors are updated periodically to capture changes in the characteristics of the subject portfolios.

          The Company generally places a loan or lease on nonaccrual status when management believes that collection of principal or interest has become doubtful or when a loan or lease becomes 90 days past due as to principal, interest, or lease payment, unless it is well secured and in the process of collection. Loans or leases on nonaccrual status are generally classified as impaired, but not all impaired loans are necessarily placed on nonaccrual status. For example, restructured loans performing under restructured terms beyond a specific period may be classified as accruing but may still be deemed impaired.

          When the Company places a loan or lease on nonaccrual status, previously accrued and uncollected interest is reversed against interest income in the current period. When the Company receives an interest payment on a nonaccrual loan or lease, the payment is applied as a reduction of the principal balance when there is doubt about the ultimate collectability of all principal. Otherwise, the Company records such payment as interest income.

          Nonaccrual loans and leases are generally returned to accrual status when they become current as to principal and interest and have demonstrated a sustained period of payment performance or become both well secured and in the process of collection.

Troubled Debt Restructurings

          A restructuring of debt constitutes a troubled debt restructuring ("TDR") if the Company, for economic or legal reasons related to the debtor's financial difficulties, grants a concession to the debtor that it would not otherwise consider. The Company offers various types of concessions when modifying a loan or lease, including term extensions, temporary deferral of principal or lease payments, and temporary interest rate reductions. However, forgiveness of principal is rarely granted. All loans modified in a TDR are considered impaired. See Note 5 for discussion on modifications.

Allowance for Loan and Lease Losses

          The Company maintains the allowance for loan and lease losses (the "Allowance") at a level which, in management's judgment, is adequate to absorb probable losses that have been incurred in the Company's loan and lease portfolio as of the combined balance sheet date. The Company's

FIRST HAWAIIAN COMBINED

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

YEARS ENDED DECEMBER 31, 2015 AND 2014

1. Organization and Summary of Significant Accounting Policies (Continued)

methodology for determining an adequate and appropriate level of the Allowance takes into account many factors, including:

  •
  Trends in the volume and severity of delinquent loans and leases, nonaccrual loans and leases, troubled debt restructurings and other loan and lease modifications;

  •
  Trends in the quality of risk management and loan administration practices including findings of internal and external reviews of loans and effectiveness of collection practices;

  •
  Changes in the quality of the Company's risk identification process and loan review system;

  •
  Changes in lending policies and procedures including underwriting standards and collection, charge-off and recovery practices;

  •
  Changes in the nature and volume of the loan and lease portfolio;

  •
  Changes in the concentration of credit and the levels of credit;

  •
  Changes in the national and local economic business conditions, including the condition of various market segments.

          The Company also maintains a reserve for losses on unfunded loan commitments and letters of credit, which is recorded within other liabilities. The Company measures the amount of reserve based on estimates of the probability of the ultimate funding and losses related to credit exposures that exist at the balance sheet date, similar to the methodology used for the loans and leases portfolio.

          While the Company has a formal methodology to determine the adequate and appropriate level of allowance for credit losses, estimates of inherent loan, lease, and unfunded loan commitment losses involve judgment and assumptions as to various factors, including current economic conditions. Management's determination of the adequacy of the total allowance for credit losses is based on quarterly evaluations of the above factors. Accordingly, the provision for credit losses will vary from period to period based on management's ongoing assessment of the adequacy of the Allowance. Refer to Note 5 for information on how the Company's experience and current economic conditions have influenced management's determination of the Allowance.

          The Allowance consists of two components, allocated and unallocated. The allocated portion of the Allowance includes reserves that are allocated based on impairment analyses of specific loans or pools of loans as described under "Impaired and Nonaccrual Loans and Leases" above. The unallocated component of the Allowance incorporates imprecision in the estimation process. While the Company's allocated reserve methodology strives to reflect all risk factors, there may still be certain unidentified risk elements. The purpose of the unallocated reserve is to capture these factors. The relationship of the unallocated component to the total allowance for loan and lease losses may fluctuate from period to period. Management evaluates the adequacy of the Allowance based on the combined total of allocated and unallocated components.

          The Allowance is increased by provisions for loan and lease losses and reduced by charge-offs, net of recoveries. Consumer loans and leases are generally charged off upon reaching a predetermined delinquency status that ranges from 120 to 180 days and varies by product type.

FIRST HAWAIIAN COMBINED

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

YEARS ENDED DECEMBER 31, 2015 AND 2014

1. Organization and Summary of Significant Accounting Policies (Continued)

Other loans and leases may be charged off to the extent they are classified as loss. Recoveries of amounts that have previously been charged off are credited to the Allowance and are generally recorded only to the extent that cash is received.

Provision for Loan and Lease Losses

          The provision for loan and lease losses (the "Provision") reflects management's judgment of the current period cost of credit risk inherent in the Company's loan and lease portfolio. Specifically, the Provision represents the amount charged against current period earnings to achieve an Allowance that, in management's judgment, is adequate to absorb probable losses that have been incurred in the Company's loan and lease portfolio as of the combined balance sheet date. Accordingly, the Provision will vary from period to period based on management's ongoing assessment of the adequacy of the Allowance.

Premises and Equipment

          Premises and equipment, including leasehold improvements, are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are computed on a straight-line basis over the estimated useful lives of 10 to 39 years for premises, 4 to 10 years for equipment and the shorter of the lease term or remaining useful life for leasehold improvements.

          On a periodic basis, long-lived assets are reviewed for impairment. An impairment loss is recognized if the carrying amount of a long-lived asset exceeds its fair value and is not recoverable. An impairment analysis is performed whenever events or changes in circumstances suggest that the carrying value of an asset or group of assets is not recoverable.

          Operating lease rental income for leased assets, primarily premises, is recognized on a straight-line basis as an offset to rental expense.

Other Real Estate Owned and Repossessed Personal Property

          Other real estate owned ("OREO") and repossessed personal property are comprised primarily of properties that the Company acquires through foreclosure proceedings. The Company values these properties at fair value upon acquisition, which establishes the new cost basis. The Company charges losses arising upon the acquisition of the property against the Allowance. After acquisition, the Company carries such properties at the lower of cost or fair value less estimated selling costs. Any writedowns or losses from the subsequent disposition of such properties are included in other noninterest expense. Gains recognized on the sale of such properties are included in other noninterest income.

Goodwill and Intangible Assets

          The accounting and reporting for business combinations and intangible assets are governed primarily by ASC 805, Business Combinations ("ASC 805"), and ASC 350, Goodwill and Other Intangible Assets ("ASC 350"). The Company follows the guidance set forth in ASC 805 for the initial recognition of goodwill and intangible assets acquired in a business combination. ASC 350 addresses the accounting and reporting for other intangible assets acquired individually or with a

FIRST HAWAIIAN COMBINED

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

YEARS ENDED DECEMBER 31, 2015 AND 2014

1. Organization and Summary of Significant Accounting Policies (Continued)

group of other assets, other than in a business combination, and addresses how goodwill and other intangible assets should be accounted for subsequent to acquisition.

          Goodwill represents the cost of acquired businesses in excess of the fair value of the net assets acquired. Under the provisions of ASC 350, goodwill and certain other intangible assets which do not possess finite lives are not amortized over an estimated life but rather are tested at least annually for impairment. Goodwill is subject to a two-step impairment test. The first step compares the fair value of each reporting unit, which is an individual business segment of the Company, to its carrying amount. If the carrying amount exceeds the fair value, then the second step is performed whereby the Company assigns fair values to identifiable assets and liabilities, leaving an implied fair value for goodwill. If the implied fair value of the goodwill is less than the carrying amount, an impairment loss is recognized. Goodwill is tested for impairment on an annual basis and when circumstances change that suggests a potential impairment. For the years ended December 31, 2015 and 2014, the Company's goodwill impairment tests indicated that there was no impairment.

          Other intangible assets include mortgage servicing rights, discussed in "Transfers and Servicing of Financial Assets" below.

Transfers and Servicing of Financial Assets

          The Company accounts for servicing assets as required under ASC 860-50, Servicing Assets and Liabilities ("ASC 860-50"). A transfer of financial assets is accounted for as a sale when control over the assets transferred is surrendered. Servicing rights and other retained interests in the assets sold are recorded by allocating the previously recorded investment between the asset sold and the interest retained based on their relative fair values at the date of transfer. Fair values of servicing rights and other retained interests are determined using present value of estimated future cash flows valuation techniques, incorporating assumptions that market participants would use in their estimates of values.

          Servicing rights are periodically assessed for impairment. Any such indicated impairment is recognized in earnings during the period in which the impairment occurs. As allowed by ASC 860-50, the Company utilizes the amortization method and amortizes servicing rights over the period of estimated net servicing income, taking into account prepayment assumptions. Servicing income, net of amortization, is included in other income, and servicing assets are included in other intangible assets.

Non-Marketable Equity Securities

          Non-marketable equity securities include FHLB stock, which the Company holds to meet regulatory requirements. These securities are accounted for under the cost method, which equals par value, and are included in other assets on the combined balance sheet. These securities do not have a readily determinable fair value as ownership is restricted and there is no market for these securities. The Company reviews these securities periodically for impairment. As these securities can only be redeemed or sold at par value and only to the respective issuing government-issued institution or to another member institution, and management considers these securities to be

FIRST HAWAIIAN COMBINED

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

YEARS ENDED DECEMBER 31, 2015 AND 2014

1. Organization and Summary of Significant Accounting Policies (Continued)

long-term investments; management considers the ultimate recoverability of the par value rather than recognizing temporary declines in value. No impairment was recognized on non-marketable equity securities in 2015 and 2014.

Securities Sold Under Agreements to Repurchase

          Securities sold under agreements to repurchase generally qualify as financing transactions under GAAP. The obligations to repurchase the identical securities sold are reflected as short-term borrowings in the combined balance sheets, with the dollar amount of securities underlying the agreements included in investment securities. Third parties monitor the fair value of the underlying securities as compared to the related obligation, including accrued interest, and as necessary, request additional collateral from the Company as specified in the repurchase agreements. All repurchase agreements are accounted for in accordance with ASC 860-30, Secured Borrowing and Collateral ("ASC 860-30").

Pension and Other Postretirement Benefit Plans

          The Company uses the following key variables to calculate annual pension costs: (1) size of the employee population and estimated compensation increases; (2) actuarial assumptions and estimates; (3) expected long-term rate of return on plan assets; and (4) discount rate. Pension cost is directly affected by the number of employees eligible for pension benefits and their estimated compensation increases. To calculate estimated compensation increases, management reviews the Company's salary increases each year and compares these figures with industry averages. For all pension and postretirement plan calculations, the Company uses a December 31st measurement date.

          The Company uses the building block method to estimate the expected return on plan assets each year based on the balance of the pension asset portfolio at the beginning of the year and the expected long-term rate of return on that portfolio in accordance with ASC 715, Compensation — Retirement Benefits ("ASC 715"). This method evaluates the percentage of total plan assets and their expected rate of return, the expected total rate of return and management of the portfolio. Under this approach, forward-looking expected returns are determined for each invested asset class. Forward-looking capital market assumptions are typically developed by using historical returns as a starting point and applying a combination of macroeconomics, econometrics, statistical, and other technical analysis, such as spread differentials, to forecast expected future returns.

          In estimating the projected benefit obligation ("PBO"), an independent actuary bases assumptions on factors such as mortality rate, turnover rate, retirement rate, disability rate and other assumptions related to the population of individuals in the pension plan. If significant actuarial gains or losses occur, the actuary reviews the demographic and economic assumptions with the Company, at which time the Company considers revising these assumptions based on actual circumstances.

FIRST HAWAIIAN COMBINED

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

YEARS ENDED DECEMBER 31, 2015 AND 2014

1. Organization and Summary of Significant Accounting Policies (Continued)

          ASC 715 improves employer's accounting for defined benefit plans and other postretirement plans by recognizing the funded status of a plan as an asset or liability in the combined balance sheets and recognizing changes in that funded status in other comprehensive income in the year in which changes occur.

Income Taxes

          Income taxes have been recorded using the separate return method as if the Company were a separate taxpayer for all periods presented. In accordance with ASC 740, Income Taxes ("ASC 740"), current income tax expense is recognized for the amount of income taxes expected to be payable or refundable for the current period, and deferred income tax expense is recognized in an amount equal to the change in deferred income tax assets and liabilities occurring during the period. Deferred income tax assets and liabilities are recorded to account for the expected future tax consequences of events that are reflected in the financial statements and tax returns in different periods. Deferred income tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the years in which the differences are expected to reverse.

          Interest and penalties, if any, expected to be assessed or refunded by taxing authorities relating to an underpayment or overpayment of income taxes are accrued and recorded as part of income tax expense.

          Excise tax credits relating to premises and equipment are accounted for using the flow-through method, and the benefit is recognized in the year the asset is placed in service. General business and excise tax credits generated from the leasing portfolio, except for credits that are passed on to lessees, are recognized over the term of the lease.

          The Company accounts for uncertain tax positions taken or expected to be taken on tax returns in accordance with ASC 740. Under ASC 740, the Company recognizes a tax benefit if it is more likely than not that the position will be sustained based on its technical merits, in which case the amount to be recognized is the largest amount that is greater than fifty percent likely of ultimately being realized. A previously recognized tax benefit would be derecognized if it is no longer more likely than not sustainable on its merits.

          The Company recalculates the financial statement impact of a leveraged lease when there is a change in estimate of expected tax cash flows to be generated by the lease, including a change which impacts only the timing of tax cash flows, in accordance with ASC 840, Leases ("ASC 840").

Derivative Instruments and Hedging Activities

          Derivatives are recognized on the combined balance sheets at fair value. On the date the Company enters into a derivative contract, the Company designates the derivative instrument as: (1) a hedge of the fair value of a recognized asset or liability or of an unrecognized firm commitment ("fair value hedge"); (2) a hedge of a forecasted transaction or the variability of cash flows to be received or paid related to a recognized asset or liability ("cash flow hedge"); or (3) held for trading, customer accommodation or not qualifying for hedge accounting ("free-standing derivative instrument"). For a fair value hedge, changes in the fair value of the

FIRST HAWAIIAN COMBINED

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

YEARS ENDED DECEMBER 31, 2015 AND 2014

1. Organization and Summary of Significant Accounting Policies (Continued)

derivative instrument and changes in the fair value of the hedged asset or liability or of an unrecognized firm commitment attributable to interest rate risk are recorded in current period earnings. For a cash flow hedge, to the extent that the hedge is considered highly effective, changes in the fair value of the derivative instrument are recorded in other comprehensive income within stockholder's equity and subsequently reclassified to net income in the same period that the hedged transaction impacts net income in the same financial statement category as the hedged item. To the extent the derivative instruments are not effective, any changes in the fair value of the derivatives are immediately recognized in noninterest income. For free-standing derivative instruments, changes in fair values are reported in current period earnings. The Company formally documents the relationship between hedging instruments and hedged items, as well as the risk management objective and strategy for undertaking various hedge transactions. This process includes linking all derivative instruments that are designated as hedges to specific assets or liabilities, unrecognized firm commitments or forecasted transactions. The Company also formally assesses, both at the inception of a hedge and on a quarterly basis, whether the derivative instruments used are highly effective in offsetting changes in fair values of, or cash flows related to, hedged items. Any portion of the change in fair value of a derivative designated as a hedge that is deemed ineffective is recorded in current period earnings.

          ASC 815, Derivatives and Hedging, requires disclosures by sellers of credit derivatives, including credit derivatives embedded in a hybrid instrument. The statement also requires additional disclosure about the current status of the payment or performance risk of a guarantee, which is described in Note 17 to the combined financial statements.

Fair Value Measurements

          The Company determines the fair market values of financial instruments based on ASC 820, Fair Value Measurements and Disclosures ("ASC 820"), which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value which are described in Note 19 to the combined financial statements.

Earnings per Share

          The Company made no adjustments to net income for the purposes of computing earnings per share and there were no dilutive or antidilutive securities. Weighted average shares used in the earnings per share calculation is based on issued and outstanding shares of BancWest for all periods presented and amounted to 139,459,620 shares as of and for both the years ended December 31, 2015 and 2014.

Recent Accounting Pronouncements

          The following Accounting Standards Updates ("ASU") have been issued by the Financial Accounting Standards Board ("FASB") and are applicable to the Company in 2015 or in future periods. This discussion is not intended to be a comprehensive listing of the impact of all standards and rules adopted.

FIRST HAWAIIAN COMBINED

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

YEARS ENDED DECEMBER 31, 2015 AND 2014

1. Organization and Summary of Significant Accounting Policies (Continued)

          In May 2014, the FASB issued ASU No. 2014-09, Revenue Recognition (Topic 606): Revenue from Contracts with Customers. The update establishes the principles to apply to determine the amount and timing of revenue recognition, specifying the accounting for certain costs related to revenue, and requiring additional disclosures about the nature, amount, timing and uncertainty of revenues and related cash flows. The update supersedes most of the current revenue recognition requirements, and will be effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2017. The Company continues to evaluate the impact this guidance, including the method of implementation, will have on its combined financial statements.

          In November 2014, the FASB issued ASU No. 2014-16, Derivatives and Hedging (Topic 815): Determining Whether the Host Contract in a Hybrid Financial Instrument Issued in the Form of a Share Is More Akin to Debt or to Equity. This update will require an entity to determine the nature of the host contract by considering the economic characteristics and risks of the entire hybrid financial instrument. This update is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2015. The Company does not believe this guidance will have a material impact on the combined financial statements.

          In February 2015, the FASB issued ASU No. 2015-02, Consolidation (Topic 810): Amendments to the Consolidation Analysis. This update amends guidance relating to the assessment for determining when an entity should consolidate variable interest entities and limited partnerships. This update is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2015. The Company does not believe this guidance will have a material impact on the combined financial statements.

          In April 2015, the FASB issued ASU No. 2015-05, Intangibles — Goodwill and Other — Internal-Use Software (Subtopic 350-40): Customer's Accounting for Fees Paid in a Cloud Computing Arrangement. This update provides guidance about a customer's accounting for fees paid in a cloud computing arrangement. The update will help entities evaluate whether such an arrangement includes a software license, which should be accounted for consistent with the acquisition of other software licenses; otherwise, it should be accounted for as a service contract. This update is effective for fiscal years, including interim periods within those fiscal years beginning after December 15, 2015. The Company does not believe this guidance will have a material impact on the combined financial statements.

          In January 2016, the FASB issued ASU No. 2016-01, Financial Instruments (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities. This update addresses certain aspects of recognition, measurement, presentation, and disclosure of financial instruments. This update is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2017. The Company does not believe this guidance will have a material impact on the combined financial statements.

          In February 2016, the FASB issued ASC 842, Leases ("ASC 842"), which replaces the existing guidance in ASC 840, Leases. ASC 842 requires a dual approach for lessee accounting under which a lessee would account for leases as finance leases or operating leases. Both finance leases and operating leases will result in the lessee recognizing a right-of-use ("ROU") asset and a corresponding lease liability. For finance leases the lessee would recognize interest expense and

FIRST HAWAIIAN COMBINED

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

YEARS ENDED DECEMBER 31, 2015 AND 2014

1. Organization and Summary of Significant Accounting Policies (Continued)

amortization of the ROU asset and for operating leases the lessee would recognize a straight-line total lease expense. This update is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018. The Company is currently assessing the impact that adoption of this guidance will have on its combined financial statements.

2. Transactions with Affiliates and Related Parties

          In the normal course of business, the Company makes loans to executive officers and directors of the Company and its subsidiaries and to entities and individuals affiliated with those executive officers and directors. These loans are made on terms no less favorable to the Company than those prevailing at the time for comparable transactions with unrelated persons or, in the case of certain residential real estate loans, on terms that are widely available to employees of the Company who are not directors or executive officers.

          Changes in the loans to such executive officers, directors and affiliates during 2015 and 2014 were as follows:

	Year Ended December 31,

(dollars in thousands)	2015	2014
Balance at beginning of year	$95,494	$109,814
New loans made	14,540	26,119
Repayments	(51,098)	(40,439)

Balance at end of year	$58,936	$95,494

          The Company participates in various transactions with BancWest, BOW, BNPP and its affiliates. These transactions are subject to review by the FRB, FDIC and other regulatory authorities. The transactions are required to be on terms at least as favorable to the Company as those prevailing at the time for similar non-affiliate transactions. These transactions may include the provision of services, sales and purchases of assets, foreign exchange activities, financial guarantees, international services, interest rate swaps and intercompany deposits and borrowings.

FIRST HAWAIIAN COMBINED

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

YEARS ENDED DECEMBER 31, 2015 AND 2014

2. Transactions with Affiliates and Related Parties (Continued)

          The Company participates in forward and spot transactions with BOW as the counterparty. These positions as of December 31, 2015 and 2014 are summarized below along with other transactions with its related parties.

	As of December 31,

(dollars in thousands)	2015	2014
Cash and due from banks	$24	$8,491
Other assets	1,080	703
Noninterest-bearing demand deposits	(41,137)	(43,886)
Interest income from affiliates	70	213
Interest expense to affiliates	(7)	(9)
Noninterest income from affiliates	8,615	7,070
Noninterest expense to affiliates	(54)	(52)
Off-balance sheet transactions:
Commitments to purchase foreign currencies(1)	4,108	168

(1)
Represents the notional amount of derivative financial instruments that are carried on the combined balance sheets at fair value.

          The Company does not transact hedging or trading activities on behalf of BOW.

          The Company has forward foreign exchange contracts with BOW that represents commitments to purchase or sell foreign currencies at a future date at a specified price. The Company's utilization of forward foreign exchange contracts is subject to the primary underlying risk of movements in foreign currency exchange rates and to additional counterparty risk should its counterparties fail to meet the terms of their contracts. Forward foreign exchange contracts are utilized to satisfy customer demand for foreign currencies and are not used for trading purposes. Management does not anticipate any material losses as a result of these transactions.

3. Investment Securities

          At December 31, 2015 and 2014, investment securities consisted predominantly of the following investment categories:

          U.S. Treasury and non-government securities — includes U.S. Treasury notes and other non-government agency bonds.

          Mortgage and asset-backed securities — includes securities backed by notes or receivables secured by either mortgage or prime auto assets with cash flows based on actual or scheduled payments.

          Collateralized mortgage obligations — includes securities backed by a pool of mortgages with cash flows distributed based on certain rules rather than pass through payments.

          Equity securities — includes shares of corporate common stock.

FIRST HAWAIIAN COMBINED

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

YEARS ENDED DECEMBER 31, 2015 AND 2014

3. Investment Securities (Continued)

          At December 31, 2015 and 2014, all of the Company's investment securities were classified as available for sale. Amortized cost and fair value of securities at December 31, 2015 and 2014 were as follows:

	December 31,

	2015				2014

	Amortized	Unrealized	Unrealized	Fair	Amortized	Unrealized	Unrealized	Fair
(dollars in thousands)	Cost	Gains	Losses	Value	Cost	Gains	Losses	Value
U.S. Treasury securities	$502,126	$—	$(2,150)	$499,976	$748,700	$101	$(286)	$748,515
Non-government securities	96,132	16	(324)	95,824	96,119	—	(547)	95,572
Government agency mortgage-backed securities	56,490	—	(508)	55,982	—	—	—	—
Government-sponsored enterprises mortgage-backed securities	10,185	560	—	10,745	12,397	806	—	13,203
Non-government mortgage-backed securities	—	157	—	157	268	3,136	—	3,404
Non-government asset-backed securities	95,453	—	(143)	95,310	354,011	115	(134)	353,992
Collateralized mortgage obligations:
Government agency	2,261,526	1,984	(23,576)	2,239,934	2,699,632	8,567	(24,493)	2,683,706
Government-sponsored enterprises	1,046,854	724	(18,241)	1,029,337	1,086,161	2,256	(19,414)	1,069,003
Equity securities	—	—	—	—	—	4,216	—	4,216

Total securities available for sale	$4,068,766	$3,441	$(44,942)	$4,027,265	$4,997,288	$19,197	$(44,874)	$4,971,611

          The following table presents the unrealized gross losses and fair values of securities in the available-for-sale portfolio by length of time the individual securities in each category have been in a continuous loss position.

	Time in Continuous Loss as of December 31, 2015

	Less Than 12 Months		12 Months or More		Total

	Unrealized	Fair	Unrealized	Fair	Unrealized	Fair
(dollars in thousands)	Losses	Value	Losses	Value	Losses	Value
U.S. Treasury securities	$(2,150)	$499,976	$—	$—	$(2,150)	$499,976
Non-government securities	(324)	70,808	—	—	(324)	70,808
Government agency mortgage-backed securities	(508)	55,982	—	—	(508)	55,982
Non-government asset-backed securities	(143)	95,310	—	—	(143)	95,310
Collateralized mortgage obligations:
Government agency	(11,423)	1,428,423	(12,153)	354,335	(23,576)	1,782,758
Government-sponsored enterprises	(3,132)	532,122	(15,109)	354,987	(18,241)	887,109

Total securities available for sale with unrealized losses	$(17,680)	$2,682,621	$(27,262)	$709,322	$(44,942)	$3,391,943

FIRST HAWAIIAN COMBINED

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

YEARS ENDED DECEMBER 31, 2015 AND 2014

3. Investment Securities (Continued)

	Time in Continuous Loss as of December 31, 2014

	Less Than 12 Months		12 Months or More		Total

	Unrealized	Fair	Unrealized	Fair	Unrealized	Fair
(dollars in thousands)	Losses	Value	Losses	Value	Losses	Value
U.S. Treasury securities	$(286)	$201,227	$—	$—	$(286)	$201,227
Non-government securities	(143)	24,857	(404)	70,715	(547)	95,572
Non-government asset-backed securities	(134)	160,542	—	—	(134)	160,542
Collateralized mortgage obligations:
Government agency	(3,545)	497,235	(20,948)	670,377	(24,493)	1,167,612
Government-sponsored enterprises	(964)	248,672	(18,450)	424,629	(19,414)	673,301

Total securities available for sale with unrealized losses	$(5,072)	$1,132,533	$(39,802)	$1,165,721	$(44,874)	$2,298,254

          Proceeds from calls and sales of available for sale securities totaled $25.0 million and $2.5 billion, respectively, for the year ended December 31, 2015. Proceeds from sales of available for sale securities totaled $61.9 million for the year ended December 31, 2014. The Company recorded gross realized gains of $18.8 million and $20.8 million during the years ended December 31, 2015 and 2014, respectively. The Company recorded gross realized losses of $6.5 million and nil during the years ended December 31, 2015 and 2014, respectively. The income tax expense related to the Company's net realized gains on the sale of investment securities was $4.9 million and $8.2 million in 2015 and 2014, respectively.

          Interest income from taxable investment securities was $73.6 million and $64.1 million in 2015 and 2014, respectively. The Company did not own any non-taxable investment securities in 2015 and 2014.

          The amortized cost and fair value of U.S. Treasury securities and non-government securities at December 31, 2015, by contractual maturity, are shown below. Mortgage-backed securities, asset-backed securities, and collateralized mortgage obligations are disclosed separately in the table

FIRST HAWAIIAN COMBINED

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

YEARS ENDED DECEMBER 31, 2015 AND 2014

3. Investment Securities (Continued)

below as remaining expected maturities will differ from contractual maturities as borrowers have the right to prepay obligations.

	December 31, 2015

	Amortized	Fair
(dollars in thousands)	Cost	Value
Due in one year or less	$200,668	$200,365
Due after one year through five years	397,590	395,435
Due after five years	—	—

	598,258	595,800
Government agency mortgage-backed securities	56,490	55,982
Government-sponsored enterprises mortgage-backed securities	10,185	10,745
Non-government mortgage-backed securities	—	157
Non-government asset-backed securities	95,453	95,310
Collateralized mortgage obligations:
Government agency	2,261,526	2,239,934
Government-sponsored enterprises	1,046,854	1,029,337

Total mortgage- and asset-backed securities	3,470,508	3,431,465

Total securities available for sale	$4,068,766	$4,027,265

          At December 31, 2015, pledged securities totaled $3.1 billion, of which $2.9 billion was pledged to secure public deposits and repurchase transactions, and $206 million was pledged to secure other financial transactions. At December 31, 2014, pledged securities totaled $3.2 billion, of which $3.0 billion was pledged to secure public deposits and repurchase transactions, and $208 million was pledged to secure other financial transactions.

          The Company held no securities of any single issuer, other than the U.S. government, government agency and government-sponsored enterprises, which were in excess of 10% of stockholder's equity at December 31, 2015 and 2014.

Other-Than-Temporary Impairment

          Unrealized losses for all investment securities are reviewed to determine whether the losses are other than temporary. As discussed in Note 1 to the combined financial statements, investment securities are evaluated for OTTI on at least a quarterly basis, and more frequently when economic and market conditions warrant such an evaluation, to determine whether the decline in fair value below amortized cost is other than temporary.

          For debt securities, the term other than temporary is not intended to indicate that the decline is permanent, but indicates that the prospects for a near-term recovery of value are not necessarily favorable, or that there is a general lack of evidence to support a realizable value equal to or greater than the carrying value of the investment. The decline in value is not related to any issuer-or industry-specific credit event. At year end, the Company did not have the intent to sell and

FIRST HAWAIIAN COMBINED

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

YEARS ENDED DECEMBER 31, 2015 AND 2014

3. Investment Securities (Continued)

determined it was more likely than not that the Company would not be required to sell the securities prior to recovery of the amortized cost basis. As the Company has the intent and ability to hold the debt securities in an unrealized loss position, each security with an unrealized loss position in the above tables has been further assessed to determine if a credit loss exists. If it is probable that the Company will not collect all amounts due according to the contractual terms of an investment security, an OTTI is considered to have occurred. In determining whether a credit loss exists, the Company estimates the present value of future cash flows expected to be collected from the investment security. If the present value of future cash flows is less than the amortized cost basis of the security, an OTTI exists. As of December 31, 2015 and 2014, the Company did not expect any credit losses in its debt securities. No OTTI was recognized on debt securities in 2015 and 2014.

          For marketable equity securities, OTTI evaluations focus on whether evidence exists that supports near-term recovery of the unrealized loss. This evaluation considers the severity of and length of time fair value is below cost; the Company's intent and ability to hold the security until forecasted recovery of the fair value of the security; and the investee's financial condition, capital strength, and near-term prospects. As of December 31, 2015 and 2014, the Company did not expect any credit losses in its equity securities. No OTTI was recognized on marketable equity securities in 2015 and 2014. Additionally, the Company did not hold any marketable equity securities as of December 31, 2015.

4. Loans and Leases

          At December 31, 2015 and 2014, loans and leases were comprised of the following:

	December 31,

(dollars in thousands)	2015	2014
Commercial and industrial	$3,057,455	$2,697,142
Real estate:
Commercial	2,164,448	2,047,465
Construction	367,460	470,061
Residential	3,532,427	3,338,021

Total real estate	6,064,335	5,855,547

Consumer	1,401,561	1,226,603
Lease financing	198,679	244,298

Total loans and leases	$10,722,030	$10,023,590

          Outstanding loan balances are reported net of unearned income, including net deferred loan costs of $17.2 million and $13.9 million at December 31, 2015 and 2014, respectively.

          At December 31, 2015, residential real estate loans totaling $2.5 billion were pledged to collateralize the Company's borrowing capacity at the FHLB, and consumer and commercial and industrial loans totaling $814 million were pledged to collateralize the borrowing capacity at the

FIRST HAWAIIAN COMBINED

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

YEARS ENDED DECEMBER 31, 2015 AND 2014

4. Loans and Leases (Continued)

FRB. Residential real estate loans collateralized by 1-4 unit properties that are in the process of foreclosure totaled $11.3 million at December 31, 2015.

          In the course of evaluating the credit risk presented by a customer and the pricing that will adequately compensate the Company for assuming that risk, management may require a certain amount of collateral support. The type of collateral held varies, but may include accounts receivable, inventory, land, buildings, equipment, income-producing commercial properties and residential real estate. The Company applies the same collateral policy for loans whether they are funded immediately or on a delayed basis. The loan and lease portfolio is principally located in Hawaii and, to a lesser extent, in Guam and Saipan. The risk inherent in the portfolio depends upon both the economic stability of the state or territories, which affects property values, and the financial strength and creditworthiness of the borrowers.

          The Company's leasing activities consist primarily of leasing automobiles and commercial equipment. Lessees are responsible for all maintenance, taxes and insurance on the leased property.

          The following lists the components of the net investment in financing leases:

	December 31,

(dollars in thousands)	2015	2014
Total minimum lease payments to be received	$228,280	$276,036
Estimated residual values of leased property	4,465	7,023
Unearned income	(34,066)	(38,761)

Net investment in financing leases	$198,679	$244,298

          At December 31, 2015, the schedule of future minimum lease payments to be received was as follows:

Minimum Lease
(dollars in thousands)	Payments
Year ending December 31:
2016	$43,325
2017	48,347
2018	17,538
2019	13,291
2020	8,989
Thereafter	96,790

Total	$228,280

          The Company is the lessor in various leveraged lease agreements under which light rail equipment with estimated economic lives ranging from 25 to 34 years are leased for terms up to 27 years. The Company's equity investment typically represents approximately 20% of the purchase price, with the remaining percentage being furnished by third-party financing in the form of

FIRST HAWAIIAN COMBINED

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

YEARS ENDED DECEMBER 31, 2015 AND 2014

4. Loans and Leases (Continued)

long-term debt that provides for no recourse against the Company and is secured by a first lien on the asset. The residual value of the asset is estimated at the beginning of the lease based on appraisals and other methods and is reviewed at least annually for impairment. At the end of the lease term, the lessee generally has the option of purchasing the asset or returning the asset to the Company. In some cases, other end-of-lease options may be available. Most of the Company's leveraged leases contain an early buyout option allowing the lessee to purchase the asset and terminate the lease at a specified date during the lease term. For income tax purposes, the Company generally retains the tax benefit of depreciation and amortization on the leased property and interest deductions on the related long-term debt. During the early years of the lease, tax deductions generally exceed lease rental income, resulting in reduced income tax payments. In the later years of the lease, rental income will exceed the deductions, resulting in higher income taxes payable. Deferred taxes are provided to reflect this timing difference in accordance with ASC 840. The majority of the Company's leveraged leases are commonly referred to as Lease-In, Lease-Out and Sale-In, Lease-Out leases for which the Company and the Internal Revenue Service entered into binding settlement agreements in prior years. The effects of the settlements have been accounted for in accordance with ASC 840. In general, the settlement agreement accelerated taxable income into the earlier years of the lease and reduced the taxable income recognized in the later years of the lease, thereby lessening the timing benefit described above.

          The Company's net investment in leveraged leases, which is included in lease financing, was comprised of the following:

	December 31,

(dollars in thousands)	2015	2014
Rentals receivable, net of principal and interest on non-recourse debt	$107,059	$151,791
Unearned and deferred income	(23,609)	(26,645)

Investment in leveraged leases	83,450	125,146
Deferred taxes arising from leveraged leases	(28,087)	(42,788)

Net investment in leveraged leases	$55,363	$82,358

          Pretax income from leveraged leases amounted to $3.0 million and $7.2 million, and the related income tax expense was $1.2 million and $2.4 million, for the years ended December 31, 2015 and 2014, respectively.

FIRST HAWAIIAN COMBINED

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

YEARS ENDED DECEMBER 31, 2015 AND 2014

4. Loans and Leases (Continued)

          At December 31, 2015 and 2014, loan and lease commitments were comprised of the following:

	December 31,

(dollars in thousands)	2015	2014
Commercial and industrial	$2,262,712	$2,063,472
Real estate:
Commercial	46,812	88,714
Construction	480,926	300,945
Residential	953,984	898,409

Total real estate	1,481,722	1,288,068

Consumer	1,448,336	1,425,862
Lease financing	104	444

Total loan and lease commitments	$5,192,874	$4,777,846

5. Allowance for Loan and Lease Losses

          As discussed in Note 1 to the combined financial statements, the Company must maintain an Allowance that is adequate to absorb estimated probable credit losses associated with its loan and lease portfolio. The Allowance consists of an allocated portion, which covers estimated credit losses for specifically identified loans and pools of loans and leases, and an unallocated portion.

Segmentation

          Management has identified three primary portfolio segments in estimating the Allowance: commercial lending, residential real estate lending and consumer lending. Commercial lending is further segmented into four distinct portfolios based on characteristics relating to the borrower, transaction, and collateral. These portfolio segments are: commercial and industrial, commercial real estate, construction, and lease financing. Residential real estate is not further segmented, but consists of single-family residential mortgages, real estate secured installment loans and home equity lines of credit. Consumer lending is not further segmented, but consists primarily of automobile loans, credit cards, and other installment loans. Management has developed a methodology for each segment taking into consideration portfolio segment-specific factors such as product type, loan portfolio characteristics, management information systems, and other risk factors.

Specific Allocation

Commercial

          A specific allocation is determined for individually impaired commercial loans. A loan is considered impaired when it is probable that the Company will be unable to collect the full amount of principal and interest according to the contractual terms of the loan agreement.

FIRST HAWAIIAN COMBINED

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

YEARS ENDED DECEMBER 31, 2015 AND 2014

5. Allowance for Loan and Lease Losses (Continued)

          Management identifies material impaired loans based on their size in relation to the Company's total loan and lease portfolio. Each impaired loan equal to or exceeding a specified threshold requires an analysis to determine the appropriate level of reserve for that specific loan as discussed in Note 1 to the combined financial statements. Impaired loans below the specified threshold are treated as a pool, with specific allocations established based on qualitative factors such as asset quality trends, risk identification, lending policies, portfolio growth, and portfolio concentrations.

Residential

          A specific allocation is determined for residential real estate loans based on delinquency status. In addition, each impaired loan equal to or exceeding a specified threshold requires analysis to determine the appropriate level of reserve for that specific loan, generally based on the value of the underlying collateral less estimated costs to sell. The specific allocation will be zero for impaired loans in which the value of the underlying collateral, less estimated costs to sell, exceeds the unpaid principal balance of the loan.

Consumer

          A specific allocation is determined for the consumer loan portfolio using delinquency-based formula allocations. The Company uses a formula approach in determining the consumer loan specific allocation and recognizes the statistical validity of measuring losses predicated on past due status.

Pooled Allocation

Commercial

          Pooled allocation for pass, special mention, substandard, and doubtful grade commercial loans and leases that share common risk characteristics and properties are determined using a historical loss rate analysis and qualitative factor considerations. Loan grade categories are discussed under "Credit Quality".

Residential and Consumer

          Pooled allocation for non-delinquent consumer and residential real estate loans are determined using a historical loss rate analysis and qualitative factor considerations.

Qualitative Adjustments

          Qualitative adjustments to historical loss rates or other static sources may be necessary since these rates may not be an accurate indicator of losses inherent in the current portfolio. To estimate the level of adjustments, management considers factors including global, national and local economic conditions; levels and trends in problem loans; the effect of credit concentrations; collateral value trends; changes in risk due to changes in lending policies and practices; management expertise; industry and regulatory trends; and volume of loans.

FIRST HAWAIIAN COMBINED

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

YEARS ENDED DECEMBER 31, 2015 AND 2014

5. Allowance for Loan and Lease Losses (Continued)

Unallocated Allowance

          The Company's Allowance includes an unallocated portion to account for imprecision in the estimation process.

          The Allowance was comprised of the following:

	Year Ended December 31, 2015

	Commercial Lending

	Commercial
	and	Commercial		Lease
(dollars in thousands)	Industrial	Real Estate	Construction	Financing	Residential	Consumer	Unallocated	Total
Allowance for loan and lease losses:
Balance at beginning of year	$31,835	$16,320	$4,725	$1,089	$44,858	$27,041	$8,931	$134,799
Charge-offs	(866)	—	—	—	(618)	(18,312)	—	(19,796)
Recoveries	940	1,115	—	3	2,198	6,325	—	10,581
Increase (decrease) in Provision	2,116	1,054	(932)	(204)	(339)	13,331	(5,126)	9,900

Balance at end of year	$34,025	$18,489	$3,793	$888	$46,099	$28,385	$3,805	$135,484

Individually evaluated for impairment	$—	$—	$—	$—	$592	$—	$—	$592
Collectively evaluated for impairment	34,025	18,489	3,793	888	45,507	28,385	3,805	134,892

Loans and leases:
Individually evaluated for impairment	$15,845	$5,787	$—	$181	$22,334	$—	$—	$44,147
Collectively evaluated for impairment	3,041,610	2,158,661	367,460	198,498	3,510,093	1,401,561	—	10,677,883

Balance at end of year	$3,057,455	$2,164,448	$367,460	$198,679	$3,532,427	$1,401,561	$—	$10,722,030

	Year Ended December 31, 2014

	Commercial Lending

	Commercial
	and	Commercial		Lease
(dollars in thousands)	Industrial	Real Estate	Construction	Financing	Residential	Consumer	Unallocated	Total
Allowance for loan and lease losses:
Balance at beginning of year	$34,026	$16,606	$4,702	$1,078	$42,028	$25,589	$9,210	$133,239
Charge-offs	(2,298)	—	—	—	(1,086)	(15,291)	—	(18,675)
Recoveries	1,387	207	—	57	1,470	6,014	—	9,135
Increase (decrease) in Provision	(1,280)	(493)	23	(46)	2,446	10,729	(279)	11,100

Balance at end of year	$31,835	$16,320	$4,725	$1,089	$44,858	$27,041	$8,931	$134,799

Individually evaluated for impairment	$571	$52	$—	$—	$740	$—	$—	$1,363
Collectively evaluated for impairment	31,264	16,268	4,725	1,089	44,118	27,041	8,931	133,436

Loans and leases:
Individually evaluated for impairment	$16,662	$6,403	$4,579	$187	$31,388	$—	$—	$59,219
Collectively evaluated for impairment	2,680,480	2,041,062	465,482	244,111	3,306,633	1,226,603	—	9,964,371

Balance at end of year	$2,697,142	$2,047,465	$470,061	$244,298	$3,338,021	$1,226,603	$—	$10,023,590

FIRST HAWAIIAN COMBINED

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

YEARS ENDED DECEMBER 31, 2015 AND 2014

5. Allowance for Loan and Lease Losses (Continued)

Credit Quality

          The Company performs an internal loan review and grading on an ongoing basis. The review provides management with periodic information as to the quality of the loan portfolio and effectiveness of its lending policies and procedures. The objective of the loan review and grading procedures is to identify, in a timely manner, existing or emerging credit quality problems so that appropriate steps can be initiated to avoid or minimize future losses.

          Loans subject to grading include: commercial and industrial loans, commercial and standby letters of credit, installment loans to businesses or individuals for business and commercial purposes, commercial real estate loans, overdraft lines of credit, commercial credit cards, and other credits as may be determined. Loans which are not subject to grading include loans that are 100% sold with no recourse to the Company, consumer installment loans, indirect automobile loans, consumer credit cards, business credit cards, home equity lines of credit and residential mortgage loans.

          Residential and consumer loans are underwritten primarily on the basis of credit bureau scores, debt-service-to-income ratios, and collateral quality and loan to value ratios.

          A credit risk rating system is used to determine loan grade and is based on borrower credit risk and transactional risk. The loan grading process is a mechanism used to determine the risk of a particular borrower and is based on the following eight factors of a borrower: character, earnings and operating cash flow, asset and liability structure, debt capacity, financial reporting, management and controls, borrowing entity, and industry and operating environment.

          Pass — "Pass" (uncriticized loans) and leases, are not considered to carry greater than normal risk. The borrower has the apparent ability to satisfy obligations to the Company, and therefore no loss in ultimate collection is anticipated.

          Special Mention — Loans and leases that have potential weaknesses that deserves management's close attention. If left uncorrected, these potential weaknesses may result in deterioration of the repayment prospects for assets or in the institution's credit position at some future date. Special mention assets are not adversely classified and do not expose an institution to sufficient risk to warrant adverse classification.

          Substandard — Loans and leases that are inadequately protected by the current financial condition and paying capacity of the obligor or by any collateral pledged. Loans and leases so classified must have a well-defined weakness or weaknesses that jeopardize the collection of the debt. They are characterized by the distinct possibility that the bank may sustain some loss if the deficiencies are not corrected.

          Loss — Loans and leases classified as loss are considered uncollectible and of such little value that their continuance as an asset is not warranted. This classification does not mean that the loan or lease has absolutely no recovery or salvage value, but rather that it is not practical or desirable to defer writing off this basically worthless asset even though partial recovery may be effected in the future.

FIRST HAWAIIAN COMBINED

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

YEARS ENDED DECEMBER 31, 2015 AND 2014

5. Allowance for Loan and Lease Losses (Continued)

          The credit risk profiles by internally assigned grade for loans and leases were as follows:

	December 31, 2015

	Commercial	Commercial		Lease
(dollars in thousands)	and Industrial	Real Estate	Construction	Financing	Total
Grade:
Pass	$2,995,180	$2,119,933	$366,695	$198,296	$5,680,104
Special mention	46,097	24,695	765	28	71,585
Substandard	12,220	19,682	—	174	32,076
Doubtful	3,958	138	—	181	4,277

Total	$3,057,455	$2,164,448	$367,460	$198,679	$5,788,042

	December 31, 2014

	Commercial	Commercial		Lease
(dollars in thousands)	and Industrial	Real Estate	Construction	Financing	Total
Grade:
Pass	$2,585,545	$1,973,887	$462,628	$243,833	$5,265,893
Special mention	86,878	44,317	2,854	278	134,327
Substandard	21,848	26,832	3,023	—	51,703
Doubtful	2,871	2,429	1,556	187	7,043

Total	$2,697,142	$2,047,465	$470,061	$244,298	$5,458,966

          There were no loans and leases graded as Loss as of December 31, 2015 and 2014.

          The credit risk profiles based on payment activity for loans and leases that were not subject to loan grading were as follows:

	December 31, 2015

(dollars in thousands)	Residential	Consumer	Consumer — Auto	Credit Cards	Total
Performing	$3,507,756	$236,207	$794,692	$350,962	$4,889,617
Nonperforming and delinquent	24,671	2,691	13,265	3,744	44,371

Total	$3,532,427	$238,898	$807,957	$354,706	$4,933,988

	December 31, 2014

(dollars in thousands)	Residential	Consumer	Consumer — Auto	Credit Cards	Total
Performing	$3,311,676	$187,856	$669,441	$350,137	$4,519,110
Nonperforming and delinquent	26,345	3,242	11,356	4,571	45,514

Total	$3,338,021	$191,098	$680,797	$354,708	$4,564,624

FIRST HAWAIIAN COMBINED

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

YEARS ENDED DECEMBER 31, 2015 AND 2014

5. Allowance for Loan and Lease Losses (Continued)

Impaired and Nonaccrual Loans and Leases

          The Company evaluates certain loans and leases individually for impairment. A loan or lease is considered to be impaired when it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan or lease. An allowance for impaired commercial loans, including commercial real estate and construction loans is measured based on the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's observable market price, or the estimated fair value of the collateral, less any selling costs, if the loan is collateral dependent. An allowance for impaired residential loans is measured based on the estimated fair value of the collateral, less any selling costs. Management exercises significant judgment in developing these estimates.

          The Company generally places a loan on nonaccrual status when management believes that collection of principal or interest has become doubtful or when a loan or lease becomes 90 days past due as to principal or interest, unless it is well secured and in the process of collection. The nonaccrual policy is discussed in Note 1 to the combined financial statements.

          It is the Company's policy to charge off a loan when the facts indicate that the loan is considered uncollectible.

          The aging analyses of past due loans and leases were as follows:

	December 31, 2015

	Accruing Loans and Leases

			Greater				Total Non
			Than or			Total	Accruing
	30 - 59	60 - 89	Equal to			Accruing	Loans
	Days	Days	90 Days	Total		Loans and	and	Total
(dollars in thousands)	Past Due	Past Due	Past Due	Past Due	Current	Leases	Leases	Outstanding
Commercial and industrial	$198	$72	$2,496	$2,766	$3,050,731	$3,053,497	$3,958	$3,057,455
Commercial real estate	—	190	161	351	2,163,959	2,164,310	138	2,164,448
Construction	—	—	—	—	367,460	367,460	—	367,460
Lease financing	41	—	174	215	198,283	198,498	181	198,679
Residential	10,143	1,447	737	12,327	3,507,756	3,520,083	12,344	3,532,427
Consumer	15,191	3,056	1,454	19,701	1,381,860	1,401,561	—	1,401,561

Total	$25,573	$4,765	$5,022	$35,360	$10,670,049	$10,705,409	$16,621	$10,722,030

FIRST HAWAIIAN COMBINED

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

YEARS ENDED DECEMBER 31, 2015 AND 2014

5. Allowance for Loan and Lease Losses (Continued)

	December 31, 2014

	Accruing Loans and Leases

			Greater				Total Non
			Than or			Total	Accruing
	30 - 59	60 - 89	Equal to			Accruing	Loans
	Days	Days	90 Days	Total		Loans and	and	Total
(dollars in thousands)	Past Due	Past Due	Past Due	Past Due	Current	Leases	Leases	Outstanding
Commercial and industrial	$262	$299	$—	$561	$2,693,710	$2,694,271	$2,871	$2,697,142
Commercial real estate	530	—	—	530	2,044,506	2,045,036	2,429	2,047,465
Construction	—	—	—	—	468,505	468,505	1,556	470,061
Lease financing	165	—	—	165	243,946	244,111	187	244,298
Residential	5,468	2,153	1,874	9,495	3,311,676	3,321,171	16,850	3,338,021
Consumer	14,167	3,220	1,784	19,171	1,207,432	1,226,603	—	1,226,603

Total	$20,592	$5,672	$3,658	$29,922	$9,969,775	$9,999,697	$23,893	$10,023,590

          The total carrying amounts and the total unpaid principal balances of impaired loans and leases were as follows:

	December 31, 2015

		Average	Unpaid		Interest
	Recorded	Recorded	Principal	Related	Income
(dollars in thousands)	Investment	Investment	Balance	Allowance	Recognized
Impaired loans with no related allowance recorded:
Commercial and industrial	$15,845	$16,666	$16,516	$—	$317
Commercial real estate	5,787	6,516	5,853	—	444
Lease financing	181	186	181	—	—
Residential	15,247	18,518	16,692	—	292

Total	$37,060	$41,886	$39,242	$—	$1,053

Impaired loans with a related allowance recorded:
Residential	$7,087	$6,889	$7,140	$592	258

Total	$7,087	$6,889	$7,140	$592	$258

Total impaired loans
Commercial and industrial	$15,845	$16,666	$16,516	—	$317
Commercial real estate	5,787	6,516	5,853	—	444
Lease financing	181	186	181	—	—
Residential	22,334	25,407	23,832	592	550

Total	$44,147	$48,775	$46,382	$592	$1,311

FIRST HAWAIIAN COMBINED

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

YEARS ENDED DECEMBER 31, 2015 AND 2014

5. Allowance for Loan and Lease Losses (Continued)

	December 31, 2014

		Average	Unpaid		Interest
	Recorded	Recorded	Principal	Related	Income
(dollars in thousands)	Investment	Investment	Balance	Allowance	Recognized
Impaired loans with no related allowance recorded:
Commercial and industrial	$14,791	$13,556	$14,902	$—	$1,691
Commercial real estate	5,003	5,095	6,960	—	250
Construction	4,579	7,314	8,607	—	207
Lease financing	187	77	187	—	—
Residential	22,014	24,437	25,553	—	550

Total	$46,574	$50,479	$56,209	$—	$2,698

Impaired loans with a related allowance recorded:
Commercial and industrial	$1,871	$1,917	$2,210	$571	$—
Commercial real estate	1,400	1,400	1,400	52	83
Residential	9,374	9,100	9,427	740	274

Total	$12,645	$12,417	$13,037	$1,363	$357

Total impaired loans
Commercial and industrial	$16,662	$15,473	$17,112	$571	$1,691
Commercial real estate	6,403	6,495	8,360	52	333
Construction	4,579	7,314	8,607	—	207
Lease financing	187	77	187	—	—
Residential	31,388	33,537	34,980	740	824

Total	$59,219	$62,896	$69,246	$1,363	$3,055

          As discussed in Note 4 to the combined financial statements, the residual values of assets in leveraged lease arrangements are reviewed for impairment on an annual basis.

Modifications

          Commercial and industrial loans modified in a TDR often involve temporary interest-only payments, term extensions, and converting revolving credit lines to term loans. Additional collateral, a co-borrower, or a guarantor is often requested. Commercial real estate and construction loans modified in a TDR often involve reducing the interest rate for the remaining term of the loan, extending the maturity date at an interest rate lower than the current market rate for new debt with similar risk, or substituting or adding a new borrower or guarantor. Construction loans modified in a TDR may also involve extending the interest-only payment period. Lease financing modifications generally involve a short-term forbearance period, usually about three months, after which the missed payments are added to the end of the lease term, thereby extending the maturity date. Interest continues to accrue on the missed payments and as a result, the effective yield on the lease remains unchanged. As the forbearance period usually involves an insignificant payment

FIRST HAWAIIAN COMBINED

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

YEARS ENDED DECEMBER 31, 2015 AND 2014

5. Allowance for Loan and Lease Losses (Continued)

delay, lease financing modifications typically do not meet the reporting criteria for a TDR. Residential real estate loans modified in a TDR are primarily comprised of loans where monthly payments are lowered to accommodate the borrowers' financial needs for a period of time, normally two years. During that time, the borrower's entire monthly payment is applied to principal. After the lowered monthly payment period ends, the borrower reverts back to paying principal and interest per the original terms with the maturity date adjusted accordingly. Generally, consumer loans are not classified as a TDR as they are normally charged off upon reaching a predetermined delinquency status that ranges from 120 to 180 days and varies by product type.

          Loans modified in a TDR are typically already on nonaccrual status and partial charge-offs have in some cases already been taken against the outstanding loan balance. Loans modified in a TDR will have to be evaluated for impairment. As a result, this may have a financial effect of increasing the specific Allowance associated with the loan. An Allowance for impaired commercial loans, including commercial real estate and construction loans, that have been modified in a TDR is measured based on the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's observable market price, or the estimated fair value of the collateral, less any selling costs, if the loan is collateral dependent. An Allowance for impaired residential loans that have been modified in a TDR is measured based on the estimated fair value of the collateral, less any selling costs. Management exercises significant judgment in developing these estimates.

          The following presents, by class, information related to loans modified in a TDR as of December 31, 2015 and 2014:

	Year Ended December 31,

	2015				2014

		Unpaid	Unpaid			Unpaid	Unpaid
		Principal	Principal			Principal	Principal
	Number of	Pre-	Post-	Related	Number of	Pre-	Post-	Related
(dollars in thousands)	Contracts	Modification	Modification	Allowance	Contracts	Modification	Modification	Allowance
Commercial and industrial	5	$11,888	$11,888	$—	5	$13,791	$13,791	$—
Commercial real estate	4	5,649	5,649	—	6	6,372	4,529	52
Construction	—	—	—	—	2	8,607	4,579	—
Residential	21	12,620	11,906	592	30	17,892	17,028	740

Total	30	$30,157	$29,443	$592	43	$46,662	$39,927	$792

          The Company had total loan and lease commitments including standby letters of credit of $5.2 billion and $4.8 billion as of December 31, 2015 and 2014, respectively. Of the $5.2 billion, there were no commitments to borrowers who had loan terms modified in a TDR as of December 31, 2015. At December 31, 2014, the amount in available commitments under revolving credit lines to borrowers who had loans modified in a TDR was not material.

FIRST HAWAIIAN COMBINED

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

YEARS ENDED DECEMBER 31, 2015 AND 2014

5. Allowance for Loan and Lease Losses (Continued)

          The following presents, by class, loans modified in TDRs that experienced a payment default of 30 days or more as of December 31, 2015 and 2014 and for which the payment default occurred within one year since the modification:

	Year Ended December 31,

	2015		2014

	Number of	Recorded	Number of	Recorded
(dollars in thousands)	Contracts	Investment	Contracts	Investment
Commercial and industrial(a)	3	$6,153	1	$299
Residential(b)	7	2,281	7	2,490

Total	10	$8,434	8	$2,789

(a)
In 2015, all 3 commercial and industrial loans that subsequently defaulted were refinanced. In 2014, the commercial and industrial loan that subsequently defaulted was modified by extending the maturity date.

(b)
In 2015 and 2014, all 7 residential real estate loans that subsequently defaulted were modified by reducing interest rates, increasing amortizations, and deferring principal payments.

6. Premises and Equipment

          At December 31, 2015 and 2014, premises and equipment were comprised of the following:

	December 31,

(dollars in thousands)	2015	2014
Buildings	$277,133	$273,700
Furniture and equipment	74,965	61,318
Land	89,164	88,696
Leasehold improvements	48,969	56,222

Total premises and equipment	490,231	479,936
Less: Accumulated depreciation and amortization	185,127	172,476

Net carrying value	$305,104	$307,460

          Depreciation and amortization expenses included in occupancy and equipment expenses for 2015 and 2014 were as follows:

	Year Ended
	December 31,

(dollars in thousands)	2015	2014
Occupancy	$9,039	$8,540
Equipment	5,507	4,584

Total	$14,546	$13,124

FIRST HAWAIIAN COMBINED

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

YEARS ENDED DECEMBER 31, 2015 AND 2014

6. Premises and Equipment (Continued)

          The Company, as a lessor, leases certain properties that it owns. The cost and accumulated depreciation related to leased properties were $290.2 million and $115.5 million, respectively, as of December 31, 2015, and $286.1 million and $107.6 million, respectively, as of December 31, 2014.

7. Other Assets

Goodwill

          Goodwill originated from the acquisition of BancWest by BNPP in December 2001. Goodwill generated in that acquisition was recorded on the Company's combined balance sheets as a result of push-down accounting treatment.

          The Company performs impairment testing of goodwill, an infinite-lived intangible asset, as required under ASC 350 on an annual basis or when circumstances change that indicate that a potential impairment may have occurred. Goodwill impairment testing is performed at the reporting unit level, equivalent to one level below a business segment. The Company has two reporting units that were assigned goodwill: Retail Banking and Commercial Banking. No impairment of goodwill was noted for the years ended December 31, 2015 and 2014. The Company's estimates of fair value of the reporting units were based upon factors such as projected future cash flows, discount rates and other assumptions that require significant judgment. Although these estimates are based on management's best knowledge of current events and actions that may impact the Company in the future, actual results may differ from these estimates.

          The carrying amount of goodwill reported in the Company's reporting units as of December 31, 2015 and 2014 were as follows:

	Retail	Commercial
(in thousands)	Banking	Banking	Total
December 31, 2015	$687,492	$308,000	$995,492
December 31, 2014	687,492	308,000	995,492

Other Intangible Assets

          Finite-lived intangible assets consist of mortgage servicing rights ("MSRs"). Mortgage servicing activities include collecting principal, interest, tax, and insurance payments from borrowers while accounting for and remitting payments to investors, taxing authorities, and insurance companies. The Company also monitors delinquencies and administers foreclosure proceedings.

          Mortgage loan servicing income is recorded in noninterest income as a part of other income and is reported net of the amortization of the servicing assets. The unpaid principal amount of consumer loans serviced for others was $3.2 billion and $3.6 billion for the years ended December 31, 2015 and 2014, respectively. Gross servicing fees include contractually specified fees, late charges, and ancillary fees, and were $8.7 million and $7.2 million for the years ended December 31, 2015 and 2014, respectively.

FIRST HAWAIIAN COMBINED

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

YEARS ENDED DECEMBER 31, 2015 AND 2014

7. Other Assets (Continued)

          Amortization of MSRs was $5.5 million and $3.9 million for the years ended December 31, 2015 and 2014 respectively. The estimated future amortization expense for MSRs over the next five years is as follows:

Estimated
(dollars in thousands)	Amortization
Year ending December 31:
2016	$3,256
2017	2,833
2018	2,478
2019	2,174
2020	1,905

          The details of the Company's MSRs are presented below:

	December 31,

(dollars in thousands)	2015	2014
Gross carrying amount	$56,479	$54,693
Accumulated amortization	35,044	29,502

Net carrying value	$21,435	$25,191

          The following table presents changes in amortized MSRs for the periods indicated:

	Year Ended
	December 31,

(dollars in thousands)	2015	2014
Balance at beginning of year	$25,191	$13,278
Originations	1,786	1,237
Purchases	—	14,579
Amortization	(5,542)	(3,903)

Balance at end of year	$21,435	$25,191

Fair value of amortized MSRs at end of year	$29,676	$31,807
Balance of loans serviced for others	$3,220,865	$3,570,912

          MSRs are evaluated for impairment if events and circumstances indicate a possible impairment. No impairment of MSRs was recorded for the years ended December 31, 2015 and 2014.

FIRST HAWAIIAN COMBINED

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

YEARS ENDED DECEMBER 31, 2015 AND 2014

7. Other Assets (Continued)

          The quantitative assumptions used in determining the lower of cost or fair value of the Company's MSRs were as follows:

	2015		2014

	Range	Weighted- Average	Range	Weighted- Average
Conditional prepayment rate	8.54% - 16.50%	9.20%	9.13% - 18.03%	10.08%
Life in years (of the MSR)	3.89 - 7.42	6.36	3.78 - 7.17	6.80
Weighted-average coupon rate	4.02% - 7.02%	4.08%	3.98% - 7.07%	4.14%
Discount rate	10.50% - 10.52%	10.50%	10.50% - 10.52%	10.50%

          The sensitivities surrounding MSRs are expected to have an immaterial impact on fair value.

Other

          The Company had $16.0 million and $15.0 million in affordable housing and other tax credit investment partnership interest as of December 31, 2015 and 2014, respectively, included in other assets on the combined balance sheets. The amount of amortization of such investments reported in the provision for income taxes was $3.3 million and $3.1 million of tax credits during the years ended December 31, 2015 and 2014, respectively.

          Nonmarketable equity securities include FHLB stock, which the Company holds to meet regulatory requirements. As a member of the FHLB system, the Company is required to maintain a minimum level of investment in FHLB non-publicly traded stock based on specific percentages of the Company's total assets and outstanding advances in accordance with the FHLB's capital plan which may be amended or revised periodically. Amounts in excess of the required minimum may be transferred at par to another member institution subject to prior approval of the FHLB. Excess stock may also be sold to the FHLB subject to a 5-year redemption notice period and at the sole discretion of the FHLB. These securities are accounted for under the cost method. These investments are considered long-term investments by management and accordingly, the ultimate recoverability of its par value is considered rather than considering temporary declines in value. The investment in FHLB stock at December 31, 2015 and 2014 was $10.1 million and $19.5 million, respectively, and was included in other assets on the combined balance sheets.

8. Transfers of Financial Assets

          The Company's transfers of financial assets with continuing interest as of December 31, 2015 and 2014, included pledges of collateral to secure public deposits and repurchase agreements, FHLB and FRB borrowing capacity, automated clearing house ("ACH") transactions, and interest rate swaps.

          For repurchase agreements and public deposits, the Company enters into trilateral agreements with the entity and safekeeper to pledge investment securities as collateral in the event of default. For transfers of assets with the FHLB and the FRB, the Company enters into bilateral agreements to pledge loans and investment securities as collateral to secure borrowing capacity. For ACH transactions, the Company enters into bilateral agreements to collateralize possible

FIRST HAWAIIAN COMBINED

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

YEARS ENDED DECEMBER 31, 2015 AND 2014

8. Transfers of Financial Assets (Continued)

daylight overdrafts. For interest rate swaps, the Company enters into bilateral agreements to pledge collateral when either party is in a negative market position to mitigate counterparty risk. No counterparties have the right to re-pledge the collateral.

          The carrying amounts of the assets pledged as collateral were:

	December 31,

(dollars in thousands)	2015	2014
Public deposits	$2,704,686	$2,567,624
Federal Home Loan Bank	2,537,665	2,383,984
Federal Reserve Bank	814,177	699,006
Repurchase agreements	237,699	397,338
ACH transactions	151,330	152,610
Interest rate swaps	29,436	26,624

Total	$6,474,993	$6,227,186

          As the Company did not enter into reverse repurchase agreements, no collateral was accepted as of December 31, 2015 and 2014. In addition, no debt was extinguished by in-substance defeasance.

          A disaggregation of the gross amount of recognized liabilities for repurchase agreements by the class of collateral pledged as of December 31, 2015 is as follows:

	December 31, 2015

	Remaining Contractual Maturity of the Agreements

	Up to		Greater than
(dollars in thousands)	30 days	30 - 90 days	90 days	Total
Non-government asset-backed securities	$92	$92	$—	$184
Collateralized mortgage obligations:
Government agency	768	—	170,669	171,437
Government-sponsored enterprises	5,340	4,908	34,282	44,530

Gross amount of recognized liabilities for repurchase agreements in Note 10	$6,200	$5,000	$204,951	$216,151

FIRST HAWAIIAN COMBINED

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

YEARS ENDED DECEMBER 31, 2015 AND 2014

9. Deposits

          Deposits were categorized as interest-bearing or noninterest-bearing as follows:

	December 31,

(dollars in thousands)	2015	2014
U.S.:
Interest-bearing	$10,111,319	$9,337,818
Noninterest-bearing	4,801,370	4,219,789
Foreign:
Interest-bearing	618,776	682,131
Noninterest-bearing	530,459	485,641

Total deposits	$16,061,924	$14,725,379

          The following table presents the maturity distribution of time certificates of deposits at December 31, 2015:

	$100,000	Under
(dollars in thousands)	or More	$100,000	Total
Three months or less	$1,624,132	$118,395	$1,742,527
Over three through six months	615,697	141,673	757,370
Over six through twelve months	498,476	267,883	766,359
2017	89,395	60,296	149,691
2018	62,987	69,211	132,198
2019	60,982	81,201	142,183
2020	49,236	70,314	119,550
Thereafter	—	122	122

Total	$3,000,905	$809,095	$3,810,000

          Time certificates of deposit in denominations of $250,000 or more, in the aggregate, were $2.6 billion and $2.3 billion as of December 31, 2015 and 2014, respectively. Overdrawn deposit accounts are classified as loans and totaled $3.0 million and $4.8 million at December 31, 2015 and 2014, respectively.

10. Short-Term Borrowings

          At December 31, 2015 and 2014, short-term borrowings were comprised of the following:

	December 31,

(dollars in thousands)	2015	2014
Federal funds purchased	$—	$—
Securities sold under agreements to repurchase	216,151	386,151

Total short-term borrowings	$216,151	$386,151

FIRST HAWAIIAN COMBINED

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

YEARS ENDED DECEMBER 31, 2015 AND 2014

10. Short-Term Borrowings (Continued)

          The table below provides selected information for short-term borrowings:

(dollars in thousands)	2015	2014
Federal funds purchased:
Weighted-average interest rate at December 31	—%	—%
Highest month-end balance	$8,000	$103,000
Average outstanding balance	$4,727	$22,011
Weighted-average interest rate paid	0.05%	0.05%
Securities sold under agreements to repurchase:
Weighted-average interest rate at December 31	0.11%	0.05%
Highest month-end balance	$520,740	$558,500
Average outstanding balance	$376,902	$455,646
Weighted-average interest rate paid	0.05%	0.05%

          The Company treats securities sold under agreements to repurchase as collateralized financings. The Company reflects the obligations to repurchase the identical securities sold as liabilities, with the dollar amount of securities underlying the agreements remaining in the asset accounts. Generally, for these types of agreements, there is a requirement that collateral be maintained with a market value equal to or in excess of the principal amount loaned. As such, the collateral pledged may be increased or decreased over time to meet contractual obligations. The securities underlying the agreements to repurchase are held in collateral accounts with a third-party custodian. At December 31, 2015, the weighted-average remaining maturity of these agreements was 93 days, with maturities as follows:

Amount
(dollars in thousands)	Maturing
Less than 30 days	$6,200
30 through 90 days	5,000
Over 90 days	204,951

Total	$216,151

          At December 31, 2015, the Company had $1.0 billion, $1.4 billion, and $602.8 million in lines of credit available from other U.S. financial institutions, the FHLB, and the FRB, respectively. None of the lines available were drawn upon as of December 31, 2015.

FIRST HAWAIIAN COMBINED

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

YEARS ENDED DECEMBER 31, 2015 AND 2014

11. Long-Term Debt

          Long-term debt consisted of the following at December 31, 2015 and 2014:

	December 31,

(dollars in thousands)	2015	2014
Capital lease(1)	$48	$54

Total long-term debt	$48	$54

(1)
Interest is payable monthly.

          At December 31, 2015 and 2014, the Company had a capital lease obligation with a 6.78% interest rate that matures in 2021.

          At December 31, 2015, future contractual principal payments on long-term debt were as follows:

Principal
(dollars in thousands)	Payments
Year ending December 31:
2016	$7
2017	7
2018	8
2019	8
2020	9
Thereafter	9

Total	$48

12. Accumulated Other Comprehensive Income (Loss)

          Accumulated other comprehensive income (loss) is defined as the change in equity from all transactions other than those with stockholders, and is comprised of net income and other comprehensive income (loss). The Company's significant items of accumulated other comprehensive income (loss) are pension and other benefits, net unrealized gains or losses on securities available for sale and net unrealized gains or losses on cash flow derivative hedges.

FIRST HAWAIIAN COMBINED

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

YEARS ENDED DECEMBER 31, 2015 AND 2014

12. Accumulated Other Comprehensive Income (Loss) (Continued)

          Changes in accumulated other comprehensive income (loss) for the years ended December 31, 2015 and 2014 are presented below:

		Income Tax
	Pre-tax	Benefit	Net of
(dollars in thousands)	Amount	(Expense)	Tax
Accumulated other comprehensive loss at December 31, 2013	$(75,640)	$29,875	$(45,765)
Year ended December 31, 2014:
Pension and other benefits:
Net actuarial losses arising during the year	(34,877)	13,776	(21,101)
Prior service cost	2,196	(867)	1,329
Amortization of net loss included in net income	5,163	(2,039)	3,124

Net change in pension and other benefits	(27,518)	10,870	(16,648)

Securities available for sale:
Unrealized net losses arising during the year	(1,308)	517	(791)
Reclassification of net realized gains on securities available for sale included in net income	20,822	(8,225)	12,597

Net change in unrealized gains on securities available for sale	19,514	(7,708)	11,806

Cash flow derivative hedges:
Unrealized net losses on cash flow derivative hedges arising during the year	(1,404)	554	(850)

Net change in unrealized gains on cash flow derivative hedges	(1,404)	554	(850)

Other comprehensive loss	(9,408)	3,716	(5,692)

Accumulated other comprehensive loss at December 31, 2014	$(85,048)	$33,591	$(51,457)

Year ended December 31, 2015:
Pension and other benefits:
Net actuarial gains arising during the year	$5,322	$(2,102)	$3,220
Prior service credit	(429)	169	(260)
Amortization of net loss included in net income	9,960	(3,934)	6,026

Net change in pension and other benefits	14,853	(5,867)	8,986

Securities available for sale:
Unrealized net losses arising during the year	(3,503)	1,384	(2,119)
Reclassification of net realized gains on securities available for sale included in net income	(12,321)	4,867	(7,454)

Net change in unrealized losses on securities available for sale	(15,824)	6,251	(9,573)

Cash flow derivative hedges:
Unrealized net gains on cash flow derivative hedges arising during the year	1,684	(665)	1,019
Reclassification of net realized losses included in net income	(387)	153	(234)

Net change in unrealized gains on cash flow derivative hedges	1,297	(512)	785

Other comprehensive income	326	(128)	198

Accumulated other comprehensive loss at December 31, 2015	$(84,722)	$33,463	$(51,259)

FIRST HAWAIIAN COMBINED

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

YEARS ENDED DECEMBER 31, 2015 AND 2014

12. Accumulated Other Comprehensive Income (Loss) (Continued)

          The following table summarizes changes in accumulated other comprehensive loss, net of tax:

			Unrealized Gains	Total
		Unrealized Gains	(Losses) on	Accumulated
		(Losses) on	Cash Flow	Other
	Pension and	Securities	Derivative	Comprehensive
(dollars in thousands)	Other Benefits	Available for Sale	Hedges	Loss
Balance, December 31, 2013	$(19,221)	$(27,339)	$795	$(45,765)
Other comprehensive income (loss)	(16,648)	11,806	(850)	(5,692)

Balance, December 31, 2014	(35,869)	(15,533)	(55)	(51,457)
Other comprehensive income (loss)	8,986	(9,573)	785	198

Balance, December 31, 2015	$(26,883)	$(25,106)	$730	$(51,259)

          At December 31, 2015 and 2014, there were no non-credit other-than-temporary impairment losses on securities available for sale.

13. Regulatory Capital Requirements

          Federal and state laws and regulations limit the amount of dividends the Company may declare or pay. The Company depends primarily on dividends from FHB as the source of funds for the Company's payment of dividends.

          The Company and the Bank are also subject to various regulatory capital requirements imposed by Federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary actions by regulators, that, if undertaken, could have a direct material effect on the Company's and the Bank's operating activities and financial condition. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and Bank must meet specific capital guidelines that involve quantitative measures of its assets and certain off-balance-sheet items. The capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

          Quantitative measures established by regulation to ensure capital adequacy require the Company and Bank to maintain minimum amounts and ratios of Common Equity Tier 1 ("CET1"), Tier 1 and total capital to risk-weighted assets, as well as a minimum leverage ratio.

          The following provides definitions for the regulatory risk-based capital ratios and leverage ratio, which are calculated as per standard regulatory guidance:

          Risk-Weighted Assets — Assets are weighted for risk according to a formula used by the Federal Reserve to conform to capital adequacy guidelines. On- and off-balance sheet items are weighted for risk, with off-balance sheet items converted to balance sheet equivalents, using risk conversion factors, before being allocated a risk-adjusted weight. The off-balance sheet items comprise a minimal part of the overall calculation.

FIRST HAWAIIAN COMBINED

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

YEARS ENDED DECEMBER 31, 2015 AND 2014

13. Regulatory Capital Requirements (Continued)

          Common Equity Tier 1 Risk-Based Capital Ratio — The CET1 risk-based capital ratio is calculated as CET1 capital, divided by risk-weighted assets. CET1 is the sum of equity, adjusted for ineligible goodwill as well as certain other comprehensive income items as follows: net unrealized gains/losses on securities and derivatives, and net unrealized pension and other benefit losses.

          Tier 1 Risk-Based Capital Ratio — The Tier 1 capital ratio is calculated as Tier 1 capital divided by risk-weighted assets.

          Total Risk-Based Capital Ratio — The total risk-based capital ratio is calculated as the sum of Tier 1 capital and an allowable amount of the reserve for credit losses (limited to 1.25 percent of risk-weighted assets), divided by risk-weighted assets.

          Tier 1 Leverage Ratio — The Tier 1 leverage ratio is calculated by dividing Tier 1 capital by adjusted quarterly average total assets.

          The table below sets forth those ratios at December 31, 2015 and 2014:

	First Hawaiian Combined			First Hawaiian Bank			Minimum	Well-
	Actual			Actual			Capital	Capitalized

(dollars in thousands)	Amount		Ratio	Amount		Ratio	Ratio(2)	Ratio(2)
December 31, 2015:
Common equity tier 1 capital to risk-weighted assets	$1,792,701		15.31%	$1,782,961		15.24%	4.50%	6.50%
Tier 1 capital to risk-weighted assets	1,792,708		15.31	1,782,968		15.24	6.00	8.00
Total capital to risk-weighted assets	1,928,792		16.48	1,919,052		16.40	8.00	10.00
Tier 1 capital to average assets (leverage ratio)	1,792,708		9.84	1,782,968		9.80	4.00	5.00

December 31, 2014:
Common equity tier 1 capital to risk-weighted assets		(1)	(1)		(1)	(1)	(1)	(1)
Tier 1 capital to risk-weighted assets	$1,726,443		16.14%	$1,718,251		16.07%	4.00%	6.00%
Total capital to risk-weighted assets	1,862,044		17.41	1,853,784		17.34	8.00	10.00
Tier 1 capital to average assets (leverage ratio)	1,726,443		10.16	1,718,251		10.12	4.00	5.00

(1)
Beginning in 2015, capital ratios are reported using Basel III capital definitions, inclusive of transition provisions and Basel III risk-weighted assets.

(2)
As defined by the regulations issued by the FRB, Office of the Comptroller of the Currency, and FDIC.

          As of December 31, 2015, under the bank regulatory capital guidelines, the Company and Bank were both classified as well-capitalized. To be well-capitalized, a bank-holding company or bank must have a total risk-based capital ratio of 10.00% or greater, a Tier 1 risk-based capital ratio of 8.00% or greater, a leverage ratio of 5.00% or greater, a common equity tier 1 capital ratio of 6.50% or greater, and not be subject to any agreement, order or directive to meet a specific capital level for any capital measure. Management is not aware of any conditions or events that have occurred since December 31, 2015, to change the capital category of the Company or the Bank.

FIRST HAWAIIAN COMBINED

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

YEARS ENDED DECEMBER 31, 2015 AND 2014

14. Leases

          Operating lease rental income for leased assets is recognized on a straight-line basis and amounted to $9.4 million and $8.7 million for the years ended December 31, 2015 and 2014, respectively. Related depreciation expense for owned properties is recorded in occupancy expense on a straight-line basis over the properties' estimated useful lives.

          The following table sets forth future minimum rental income under noncancelable operating leases with terms in excess of one year as of December 31, 2015:

Minimum
Rental
(dollars in thousands)	Income
Year ending December 31:
2016	$9,102
2017	6,474
2018	6,080
2019	5,565
2020	5,556
Thereafter	18,110

Total	$50,887

          The Company, as lessee, is obligated under a number of noncancelable operating leases for premises and equipment with terms, including renewal options, up to 48 years, many of which provide for periodic adjustment of rent payments based on changes in various economic indicators. Under the premises leases, the Company is usually required to pay real property taxes, insurance and maintenance.

          Rental expense, net of sublease income, was as follows:

	Year Ended
	December 31,

(dollars in thousands)	2015	2014
Rental expense charged to occupancy	$8,698	$8,373
Less: sublease income	1,588	1,464

Net rental expense charged to net occupancy	7,110	6,909
Rental expense charged to equipment expense	383	382

Total	$7,493	$7,291

FIRST HAWAIIAN COMBINED

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

YEARS ENDED DECEMBER 31, 2015 AND 2014

14. Leases (Continued)

          The following table presents future minimum rental expense under leases with terms in excess of one year as of December 31, 2015:

	Operating	Less	Net
	Lease	Sublease	Lease
(dollars in thousands)	Payments	Income	Payments
Year ending December 31:
2016	$7,609	$1,377	$6,232
2017	6,080	1,132	4,948
2018	5,240	870	4,370
2019	4,908	682	4,226
2020	4,634	682	3,952
Thereafter	40,523	682	39,841

Total	$68,994	$5,425	$63,569

15. Benefit Plans

Pension and Other Postretirement Benefit Plans

          The Company participates in BancWest's employee retirement plan ("ERP"), a qualified noncontributory defined benefit pension plan that was frozen as of December 31, 1995, for the Company's employees. As a result of that freeze, there are no further benefit accruals for the Company's employees. However, employees retain rights to the benefits accrued as of the date of freeze.

          No contributions to the pension trust are expected to be made during 2016 for the Company's participants in the ERP. However, should contributions be required in accordance with the funding rules under the Employee Retirement Income Security Act of 1974 ("ERISA"), including the impact of the Pension Protection Act of 2006, the Company would make those required contributions.

          The Company also sponsors an unfunded supplemental executive retirement plan for certain key executives ("SERP"). In addition, the Company sponsors a directors' retirement plan ("Directors' Plan"), a non-qualified pension plan for eligible directors that qualify for retirement benefits based on their years of service as a director. Both the SERP and the Directors' Plan were frozen as of January 1, 2005 to new participants.

          A postretirement benefit plan is also offered to eligible employees that provides life insurance and healthcare benefits upon retirement. The Company provides access to medical coverage for eligible retirees under age 65 at active employee premium rates and a monthly stipend to both retiree and retiree's spouse after age 65. The Company covers the full cost of life insurance benefits for employees retiring on or before December 31, 2014. The Company discontinued providing this benefit effective January 1, 2015.

FIRST HAWAIIAN COMBINED

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

YEARS ENDED DECEMBER 31, 2015 AND 2014

15. Benefit Plans (Continued)

          The Company expects to contribute $6.8 million to its non-qualified defined benefit pension plans, the SERP and Directors' Plan, and $1.1 million to its postretirement medical and life insurance plans in 2016. These contributions reflect the estimated benefit payments for the unfunded plans and may vary depending on retirements during 2016.

Defined Contribution Plans:

401(k) Match Plan

          The Company matches employee contributions to the BancWest Corporation 401(k) Savings Plan, a qualified defined contribution plan, up to 5% of the employee's pay in 2015 and 2014. The plan covers all employees who satisfy eligibility requirements. A select group of key executives who participate in an unqualified grandfathered supplemental executive retirement plan may participate in the 401(k) plan but are not eligible to receive the matching contribution.

          The matching employer contributions to the 401(k) plan for the years ended December 31, 2015 and 2014, were $4.1 million and $3.9 million, respectively, and are included in salaries and employee benefits within the combined statements of income.

Incentive Plan for Key Executives

          The Company has an Incentive Plan for Key Executives (the "IPKE"), under which awards of cash are paid to key executives. The IPKE limits the aggregate and individual value of the awards that could be issued in any one fiscal year. IPKE expense totaled $12.7 million and $10.3 million for the years ended December 31, 2015 and 2014, respectively, and are included in salaries and employee benefits within the combined statements of income.

Long-Term Incentive Plan

          The Company has a Long-Term Incentive Plan (the "LTIP") designed to reward selected key executives for their individual performance and the Company's performance measured over multi-year performance cycles.

          LTIP expense of $5.6 million and $5.4 million was recognized in the years ended December 31, 2015 and 2014, respectively, and are included in salaries and employee benefits within the combined statements of income.

FIRST HAWAIIAN COMBINED

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

YEARS ENDED DECEMBER 31, 2015 AND 2014

15. Benefit Plans (Continued)

          The following table details the amounts recognized in other comprehensive income during the years presented. Pension benefits include benefits from the qualified and non-qualified plans. Other benefits include life insurance and healthcare benefits from the postretirement benefit plan.

	Pension Benefits		Other Benefits

(dollars in thousands)	2015	2014	2015	2014
Amounts arising during the year:
Net loss (gain) on pension assets	$3,700	$(1,677)	$—	$—
Net (gain) loss on pension obligations	(8,004)	35,083	(1,018)	1,471
Prior service cost	—	—	—	(2,196)
Reclassification adjustments recognized as components of net periodic benefit cost during the year:
Net loss	(9,928)	(5,163)	(32)	—
Prior service credit	—	—	429	—

Amount recognized in other comprehensive income	$(14,232)	$28,243	$(621)	$(725)

          The following table shows the amounts within accumulated other comprehensive income that had not yet been recognized as components of net periodic benefit cost as of December 31, 2015 and 2014:

	Pension Benefits		Other Benefits

(dollars in thousands)	2015	2014	2015	2014
Net actuarial loss	$45,579	$59,811	$619	$1,669
Prior service credit	—	—	(1,767)	(2,196)

Total	45,579	59,811	(1,148)	(527)
Tax impact	(18,001)	(23,623)	453	208

Ending balance in accumulated other comprehensive income	$27,578	$36,188	$(695)	$(319)

          The following table provides the amounts within accumulated other comprehensive income expected to be recognized as components of net periodic benefit cost during 2016:

	Pension	Other
(dollars in thousands)	Benefits	Benefits
Amortization of prior service credit	$—	$(429)
Amortization of net accumulated loss	7,082	—

Total to be recognized in 2016	$7,082	$(429)

FIRST HAWAIIAN COMBINED

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

YEARS ENDED DECEMBER 31, 2015 AND 2014

15. Benefit Plans (Continued)

          The following tables summarize the changes to PBO and fair value of plan assets for pension benefits and accumulated postretirement benefit obligation ("APBO") and fair value of plan assets for other benefits:

	Pension Benefits		Other Benefits

(dollars in thousands)	2015	2014	2015	2014
Benefit obligation at beginning of year	$215,684	$184,445	$19,608	$19,067
Service cost	809	702	734	742
Interest cost	8,681	8,995	770	925
Actuarial (gain) loss	(8,004)	35,084	(1,019)	1,471
Benefit payments	(13,786)	(13,542)	(406)	(401)
Amendment	—	—	—	(2,196)

Benefit obligation at end of year	$203,384	$215,684	$19,687	$19,608

	Pension Benefits		Other Benefits

(dollars in thousands)	2015	2014	2015	2014
Fair value of plan assets at beginning of year	$96,528	$98,359	$—	$—
Actual return on plan assets	478	5,948	—	—
Contributions	—	—	—	—
Benefit payments from trust	(7,845)	(7,779)	—	—

Fair value of plan assets at end of year	$89,161	$96,528	$—	$—

          The following table summarizes the funded status of the Company's portion of the plans and amounts recognized in the Company's combined balance sheets as of December 31, 2015 and 2014:

	Pension Benefits		Other Benefits

(dollars in thousands)	2015	2014	2015	2014
Pension assets for overfunded plans	$—	$—	$—	$—
Pension liabilities for underfunded plans	(114,223)	(119,156)	(19,687)	(19,608)

Funded status	$(114,223)	$(119,156)	$(19,687)	$(19,608)

FIRST HAWAIIAN COMBINED

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

YEARS ENDED DECEMBER 31, 2015 AND 2014

15. Benefit Plans (Continued)

          The following table provides information regarding the PBO, accumulated benefit obligation ("ABO"), and fair value of plan assets as of December 31, 2015 and 2014. The PBO and ABO of all plans exceeded the fair value of plan assets.

	Funded Pension Plan		Unfunded Pension Plans		Total Pension Plans

(dollars in thousands)	2015	2014	2015	2014	2015	2014
Projected benefit obligation	$98,261	$105,866	$105,123	$109,818	$203,384	$215,684
Accumulated benefit obligation	98,261	105,866	102,173	106,273	200,434	212,139
Fair value of plan assets	89,161	96,528	—	—	89,161	96,528
Underfunded portion of PBO/ABO	(9,100)	(9,338)	(105,123)	(109,818)	(114,223)	(119,156)

          The Company recognizes the overfunded and underfunded status of its pension plans as an asset and liability in the combined balance sheets.

          Unrecognized net gains or losses that exceed 5% of the greater of the PBO or the market value of plan assets as of the beginning of the year are amortized on a straight-line basis over five years in accordance with ASC 715. Amortization of the unrecognized net gain or loss is included as a component of net periodic pension cost. If amortization results in an amount less than the minimum amortization required under GAAP, the minimum required amount is recorded.

          The following table summarizes the change in net actuarial loss and amortization for the years ended December 31, 2015 and 2014:

	Pension Benefits		Other Benefits

(dollars in thousands)	2015	2014	2015	2014
Net actuarial loss at beginning of year	$59,811	$31,568	$1,669	$198
Amortization cost	(9,928)	(5,163)	(32)	—
Liability loss (gain)	(8,004)	35,083	(1,018)	1,471
Asset loss (gain)	3,700	(1,677)	—	—

Net actuarial loss at end of year	$45,579	$59,811	$619	$1,669

FIRST HAWAIIAN COMBINED

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

YEARS ENDED DECEMBER 31, 2015 AND 2014

15. Benefit Plans (Continued)

          The following table sets forth the components of net periodic benefit cost for the years ended December 31, 2015 and 2014:

	Pension Benefits		Other Benefits

(dollars in thousands)	2015	2014	2015	2014
Service cost	$809	$702	$734	$742
Interest cost	8,681	8,995	770	925
Expected return on plan assets	(4,178)	(4,270)	—	—
Prior service credit	—	—	(429)	—
Recognized net actuarial loss	9,928	5,163	32	—

Total net periodic benefit cost	$15,240	$10,590	$1,107	$1,667

          The funded pension benefit amounts included in pension benefits for the years ended December 31, 2015 and 2014 were as follows:

	Funded Pension Benefits

(dollars in thousands)	2015	2014
Interest cost	$4,252	$4,461
Expected return on plan assets	(4,178)	(4,270)
Recognized net actuarial loss	4,225	1,826

Total net periodic benefit cost	$4,299	$2,017

Assumptions

          The following weighted-average assumptions were used to determine benefit obligations at December 31, 2015 and 2014:

	ERP Pension Benefits		SERP Pension Benefits		Other Benefits

	2015	2014	2015	2014	2015	2014
Discount rate	4.40%	4.15%	4.40%	4.15%	4.40%	4.15%
Rate of compensation increase	NA	NA	4.00%	4.00%	NA	NA

FIRST HAWAIIAN COMBINED

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

YEARS ENDED DECEMBER 31, 2015 AND 2014

15. Benefit Plans (Continued)

          Weighted-average assumptions used to determine net periodic benefit cost for the years ended December 31, 2015 and 2014 were as follows:

	ERP Pension Benefits		SERP Pension Benefits		Other Benefits

	2015	2014	2015	2014	2015	2014
Discount rate	4.15%	4.95%	4.15%	4.95%	4.15%	4.95%
Expected long-term return on plan assets	4.50%	4.50%	NA	NA	NA	NA
Rate of compensation increase	NA	NA	4.00%	4.00%	NA	NA

          To select the discount rate, the Company reviews the yield on high quality corporate bonds. This rate is adjusted to convert the yield to an annual discount rate basis and may be adjusted for the population of plan participants to reflect the expected duration of the benefit payments of the plan.

          Assumed healthcare cost trend rates were as follows at December 31, 2015 and 2014:

	2015	2014
Healthcare cost trend rate assumed for next year	7.00%	7.00%
Rate to which the cost trend is assumed to decline (the ultimate trend rate)	5.00%	5.00%
Year that the rate reaches the ultimate trend rate	2023	2023

          Assumed healthcare cost trend rates have an impact on the amounts reported for the healthcare plans. A one percentage-point change in the assumed healthcare cost trend rates would have had the following pre-tax effect:

	One Percentage-	One Percentage-
(dollars in thousands)	Point Increase	Point Decrease
Effect on 2015 total of service and interest cost components	$74	$(66)
Effect on postretirement benefit obligation at December 31, 2015	432	(399)

FIRST HAWAIIAN COMBINED

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

YEARS ENDED DECEMBER 31, 2015 AND 2014

15. Benefit Plans (Continued)

Plan Assets

          The Company's portion of ERP assets was allocated as follows at December 31, 2015 and 2014:

	Asset Allocation
	2015	2014
Equity securities	40%	45%
Debt securities	55%	52%
Other securities	5%	3%

Total	100%	100%

          There was no BancWest or BNPP stock included in equity securities at December 31, 2015 and 2014.

          The assets within the ERP are managed in accordance with ERISA. The objective of the plan is to achieve, over full market cycles, a compounded annual rate of return equal to or greater than the ERP's expected long-term rate of return. The ERP's participants recognize that capital markets can be unpredictable and that any investment could result in periods where the market value of the ERP's assets will decline in value. Asset allocation is likely to be the primary determinant of the ERP's return and the associated volatility of returns for the ERP. The Company estimated the long-term rate of return for 2015 net periodic pension cost to be 4.5%. The return was selected based on a model of U.S. capital market assumptions with expected returns reflecting the anticipated asset allocation of the ERP.

          The target asset allocation for the ERP at December 31, 2015, was as follows:

Target
Allocation
Equity securities	40%
Debt securities	55%
Other securities	5%

FIRST HAWAIIAN COMBINED

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

YEARS ENDED DECEMBER 31, 2015 AND 2014

15. Benefit Plans (Continued)

Estimated Future Benefit Payments

          The following table presents benefit payments that are expected to be paid over the next ten years, giving consideration to expected future service as appropriate:

	Pension	Other
(dollars in thousands)	Benefits	Benefits
2016	$14,801	$1,143
2017	14,933	1,216
2018	14,632	1,327
2019	14,753	1,363
2020	14,522	1,424
2021 to 2025	67,686	8,040

Fair Value Measurement of Plan Assets

          The Company's overall investment strategy includes a wide diversification of asset types, fund strategies and fund managers. Investments in mutual funds and exchange-traded funds consist primarily of investments in large-cap companies located in the United States. Fixed income securities include U.S. government agencies and corporate bonds of companies from diversified industries.

FIRST HAWAIIAN COMBINED

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

YEARS ENDED DECEMBER 31, 2015 AND 2014

15. Benefit Plans (Continued)

          The fair values of the Company's ERP assets at December 31, 2015 and 2014, by asset class, were as follows:

	December 31, 2015
	Quoted Prices	Significant
	In Active	Other	Significant
	Markets for	Observable	Unobservable
	Identical Assets	Inputs	Inputs
(dollars in thousands)	(Level 1)	(Level 2)	(Level 3)	Total
Asset classes:
Cash and cash equivalents	$4,274	$—	$—	$4,274
Fixed income — U.S. Treasury securities	—	8,299	—	8,299
Fixed income — U.S. government agency securities	—	12,418	—	12,418
Fixed income — U.S. corporate securities	—	12,279	—	12,279
Fixed income — municipal securities	—	2,104	—	2,104
Fixed income — mutual funds	11,515	—	—	11,515
Fixed income — exchange-traded fund	2,721	—	—	2,721
Equity — large-cap mutual funds	21,329	—	—	21,329
Equity — large-cap exchange-traded fund	9,036	—	—	9,036
Equity — small-cap exchange-traded funds	4,334	—	—	4,334
Equity — international funds	852	—	—	852

Total	$54,061	$35,100	$—	$89,161

FIRST HAWAIIAN COMBINED

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

YEARS ENDED DECEMBER 31, 2015 AND 2014

15. Benefit Plans (Continued)

	December 31, 2014
	Quoted Prices	Significant
	In Active	Other	Significant
	Markets for	Observable	Unobservable
	Identical Assets	Inputs	Inputs
(dollars in thousands)	(Level 1)	(Level 2)	(Level 3)	Total
Asset classes:
Cash and cash equivalents	$2,510	$—	$—	$2,510
Fixed income — U.S. Treasury securities	—	6,206	—	6,206
Fixed income — U.S. government agency securities	—	11,513	—	11,513
Fixed income — U.S. corporate securities	—	15,074	—	15,074
Fixed income — municipal securities	—	2,999	—	2,999
Fixed income — mutual funds	11,471	—	—	11,471
Fixed income — exchange-traded fund	2,712	—	—	2,712
Equity — large-cap mutual funds	23,772	—	—	23,772
Equity — large-cap exchange-traded fund	4,807	—	—	4,807
Equity — mid-cap exchange-traded funds	5,944	—	—	5,944
Equity — small-cap exchange-traded funds	3,739	—	—	3,739
Equity — international funds	5,781	—	—	5,781

Total	$60,736	$35,792	$—	$96,528

          No fair value measurements used Level 3 inputs as of December 31, 2015 and 2014.

          The plan's investments in fixed income securities represent approximately 55.3% and 51.7% of total plan assets as of December 31, 2015 and 2014, respectively, which is the most significant concentration of risk in the plan.

Valuation Methodologies

          Cash and cash equivalents — includes investments in money market funds. Carrying value is a reasonable estimate of fair value based on the short-term nature of the instruments.

          U.S. Treasury securities — includes securities issued by the U.S. government valued at fair value based on observable market prices for similar securities or other market observable inputs.

          U.S. government agency securities — includes investment-grade debt securities issued by U.S. government-sponsored agencies. These securities are valued at fair value based upon the quoted market values of the underlying net assets.

          U.S. corporate securities — includes investment-grade debt securities issued by U.S. corporations. These securities are valued at fair value based on observable market prices for similar securities or other market observable inputs.

FIRST HAWAIIAN COMBINED

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

YEARS ENDED DECEMBER 31, 2015 AND 2014

15. Benefit Plans (Continued)

          Municipal securities — includes bonds issued by a city or other local government, or their agencies. Potential issuers of municipal bonds includes cities, counties, redevelopment agencies, special-purpose districts, school districts, public utility districts, publicly owned airports and seaports, and any other governmental entity (or group of governments) below the state level. Municipal bonds may be general obligations of the issuer or secured by specified revenues. These securities are valued at fair value based on observable market prices for similar securities or other market observable inputs.

          Mutual funds — includes an open-end fixed-income fund benchmarked to the Barclay's Capital U.S. Government/Credit Bond Index. At least 80% of its assets are high-grade corporate bonds and U.S. government debt obligations. The fair value is based upon the quoted market values of the underlying net assets.

          Exchange-traded fund — includes an exchange-traded fund which invests in U.S. Treasury Inflation Protected Securities. The fund tracks the Barclays Capital U.S. Treasury Inflation Notes Index. The fair value is based upon the quoted market values of the underlying net assets.

          Large-cap mutual funds — includes open-end equity funds holding a diversified portfolio of large-cap domestic equity securities. The portfolio has a bias towards stocks with growth characteristics and stocks with high cash flow and growing dividends. The fair value is based upon the quoted market values of the underlying net assets.

          Large-cap exchange-traded fund — includes an exchange-traded fund which invests mainly in U.S. large-cap stocks such as those in the S&P 500 index and in depositary receipts representing stocks in the S&P 500 index. The fair value is based upon the quoted market values of the underlying net assets.

          Mid-cap exchange-traded funds — includes broadly-diversified exchange-traded funds which invest in U.S. mid-cap stocks such as those in the S&P 400 Mid Cap index. The fair value is based upon the quoted market values of the underlying net assets.

          Small-cap exchange-traded funds — includes broadly-diversified exchange-traded funds which invest in U.S. small-cap stocks such as those in the S&P 600 Small Cap index. The fair value is based upon the quoted market values of the underlying net assets.

          International funds — includes well-diversified open-ended mutual funds and exchange-traded funds tracking broad-based international equity indexes. The fair value is based upon the quoted market values of the underlying net assets.

FIRST HAWAIIAN COMBINED

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

YEARS ENDED DECEMBER 31, 2015 AND 2014

16. Income Taxes

          For the years ended December 31, 2015 and 2014, the provision for income taxes was comprised of the following:

	Year Ended December 31,

(dollars in thousands)	2015	2014
Current:
Federal	$120,134	$116,933
State and local	24,900	21,225

Total current	145,034	138,158

Deferred:
Federal	(10,386)	(8,960)
State and local	(5,201)	(1,626)

Total deferred	(15,587)	(10,586)

Total provision for income taxes	$129,447	$127,572

          The Company files Federal and state income tax returns with its subsidiaries. The Company's subsidiaries also file income tax returns in Guam and Saipan. The Company had a current income tax receivable due from various jurisdictions of $54.5 million and $4.8 million as of December 31, 2015 and 2014, respectively, for its share of consolidated and combined tax liabilities or overpayments that had not yet been paid or received.

FIRST HAWAIIAN COMBINED

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

YEARS ENDED DECEMBER 31, 2015 AND 2014

16. Income Taxes (Continued)

          The components of net deferred income tax assets and liabilities at December 31, 2015 and 2014, were as follows:

	December 31,

(dollars in thousands)	2015	2014
Assets:
Deferred compensation expense	$88,749	$88,608
Allowance for loan and lease losses and nonperforming assets	53,964	54,677
Investment securities	23,627	15,474
Deferred income and expense	7,725	14,663
State income taxes	9,496	8,688

Total deferred income tax assets	$183,561	$182,110

Liabilities:
Leases	$(45,908)	$(62,215)
Intangible assets	(2,186)	(2,199)
Other	(9,327)	(7,014)

Total deferred income tax liabilities	(57,421)	(71,428)

Net deferred income tax assets	$126,140	$110,682

          Net deferred income tax assets were included in other assets in the combined balance sheets as of December 31, 2015 and 2014.

          Realization of deferred tax assets is dependent on sufficient taxable income being generated in the future and, although realization is not assured, the Company believes it is more likely than not that all of the deferred tax assets will be realized. However, if estimates of future taxable income decrease, a reduction to the amount of deferred tax assets considered realizable could result.

FIRST HAWAIIAN COMBINED

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

YEARS ENDED DECEMBER 31, 2015 AND 2014

16. Income Taxes (Continued)

          The following analysis reconciles the Federal statutory income tax rate to the effective income tax rate for the years ended December 31, 2015 and 2014:

	Year Ended December 31,

	2015		2014

(dollars in thousands)	Amount	Percent	Amount	Percent
Federal statutory income tax expense and rate	$120,129	35.00%	$120,485	35.00%
State and local taxes, net of federal income tax benefit	12,804	3.73	12,739	3.70
Nontaxable income	(3,570)	(1.04)	(4,972)	(1.44)
Other	84	0.02	(680)	(0.20)

Income tax expense and effective income tax rate	$129,447	37.71%	$127,572	37.06%

          The Company is subject to examination by the Internal Revenue Service ("IRS") and tax authorities in states in which the Company has significant business operations. The tax years under examination and open for examination vary by jurisdiction. There are currently no federal examinations under way; however, refund claims and tax returns for certain years are being reviewed by state jurisdictions. No material unanticipated adjustments were made by the IRS in any of the years most recently examined and the Company does not expect any significant audit developments in the next 12 months. The Company's income tax returns for 2012 and subsequent tax years generally remain subject to examination by U.S. federal and state taxing authorities, and 2012 and subsequent years are subject to examination by foreign jurisdictions.

          A reconciliation of the amount of unrecognized tax benefits is as follows for the years ended December 31, 2015 and 2014:

	Year Ended December 31,

	2015			2014

			Interest			Interest
			and			and
(dollars in thousands)	Total	Tax	Penalties	Total	Tax	Penalties
Balance at beginning of year	$8,720	$5,748	$2,972	$8,477	$5,433	$3,044
Additions for current year tax positions	680	680	—	589	589	—
Additions for prior years' tax positions:
Accrual of interest and penalties	178	—	178	542	—	542
Other	122	97	25	342	346	(4)
Reductions for prior years' tax positions:
Expiration of statute of limitations	(862)	(622)	(240)	(1,230)	(620)	(610)

Balance at end of year	$8,838	$5,903	$2,935	$8,720	$5,748	$2,972

FIRST HAWAIIAN COMBINED

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

YEARS ENDED DECEMBER 31, 2015 AND 2014

16. Income Taxes (Continued)

          Included in the balance of unrecognized tax benefits at December 31, 2015 and 2014, is $6.6 million and $6.5 million, respectively, of tax benefits that, if recognized, would impact the effective tax rate.

          It is reasonably possible that the amount of unrecognized tax benefits as of December 31, 2015, may decrease during 2016 by $0.7 million of tax and $0.7 million of accrued interest and penalties as a result of the expiration of the statute of limitations in various states.

          The Company recognizes interest and penalties attributable to both uncertain tax positions and undisputed tax adjustments in income tax expense. For the year ended December 31, 2015, the Company recorded no expense attributable to interest and penalties. For the year ended December 31, 2014, the Company recorded $0.4 million of net expense attributable to interest and penalties. The Company had a liability of $5.0 million as of December 31, 2015 and 2014 accrued for interest and penalties, of which $2.9 million and $3.0 million, respectively, were attributable to unrecognized tax benefits relating to uncertain tax positions, and the remainder was attributable to tax adjustments which are not expected to be in dispute.

17. Derivative Financial Instruments

          The Company enters into derivative contracts primarily to manage its interest rate risk, as well as for customer accommodation purposes. Derivatives used for risk management purposes consist of interest rate swaps that are designated as either a fair value hedge or a cash flow hedge. The derivatives are recognized on the combined balance sheets as either assets or liabilities at fair value. Derivatives entered into for customer accommodation purposes consist of interest rate lock commitments, various free-standing interest rate derivative products and foreign exchange contracts. The Company is party to master netting arrangements with its financial institution counterparties; however, the Company does not offset assets and liabilities under these arrangements for financial statement presentation purposes.

          The following table summarizes notional amounts and fair values of derivatives held by the Company as of December 31, 2015 and 2014:

	December 31, 2015			December 31, 2014

		Fair Value			Fair Value

	Notional	Asset	Liability	Notional	Asset	Liability
(dollars in thousands)	Amount	Derivatives(1)	Derivatives(2)	Amount	Derivatives(1)	Derivatives(2)
Derivatives designated as hedging instruments:
Interest rate swaps	$232,867	$—	$(8,996)	$284,121	$184	$(12,157)
Derivatives not designated as hedging instruments:
Interest rate swaps	682,621	10,909	(14,126)	384,801	4,111	(7,838)
Foreign exchange contracts	4,821	93	—	—	—	—
Written interest rate options	—	—	—	18,100	—	—
Forward interest rate contracts	—	—	—	6,000	—	—

(1)
The positive fair value of derivative assets are included in other assets.

(2)
The negative fair value of derivative liabilities are included in other liabilities.

FIRST HAWAIIAN COMBINED

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

YEARS ENDED DECEMBER 31, 2015 AND 2014

17. Derivative Financial Instruments (Continued)

          At December 31, 2015, the Company pledged $13.8 million in financial instruments and $15.6 million in cash as collateral for interest rate swaps.

Fair Value Hedges

          To protect the Company's net interest margin, interest rate swaps are utilized to hedge certain fixed-rate loans. These swaps have maturity, amortization and prepayment features that correspond to the loans hedged, and are designated and qualify as fair value hedges. Any gain or loss on the swaps, as well as the offsetting loss or gain on the hedged item attributable to the hedged risk, are recognized in current earnings.

          At December 31, 2015, the Company carried interest rate swaps with notional amounts totaling $82.9 million with a positive fair value of nil and fair value losses of $2.4 million that were categorized as fair value hedges for commercial loans and commercial real estate loans. The Company received 6-month LIBOR and paid fixed rates ranging from 1.80% to 5.70%. At December 31, 2014, the Company carried interest rate swaps totaling $134.1 million with a positive fair value of $0.2 million and fair value losses of $4.4 million that were categorized as fair value hedges for commercial loans and commercial real estate loans.

          The following table shows the net gains and losses recognized in income related to derivatives in fair value hedging relationships for the years ended December 31, 2015 and 2014:

	Year Ended December 31,

(dollars in thousands)	2015	2014
Losses recorded in net interest income	$(2,472)	$(3,673)
Gains (losses) recorded in noninterest income:
Recognized on derivatives	1,803	(2,022)
Recognized on hedged item	(1,733)	1,794

Net gains (losses) recognized on fair value hedges (ineffective portion)	70	(228)

Net losses recognized on fair value hedges	$(2,402)	$(3,901)

Cash Flow Hedges

          The Company utilizes short-term fixed-rate liability swaps to reduce exposure to interest rates associated with short-term fixed-rate liabilities. The Company enters into interest rate swaps paying fixed rates and receiving LIBOR. The LIBOR index will correspond to the short-term fixed-rate nature of the liabilities being hedged. If interest rates rise, the increase in interest received on the swaps will offset increases in interest costs associated with these liabilities. By hedging with interest rate swaps, the Company minimizes the adverse impact on interest expense associated with increasing rates on short-term liabilities.

          The liability swaps are designated and qualify as cash flow hedges. The effective portion of the gain or loss on the liability swaps is reported as a component of other comprehensive income

FIRST HAWAIIAN COMBINED

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

YEARS ENDED DECEMBER 31, 2015 AND 2014

17. Derivative Financial Instruments (Continued)

and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. The Company recognized expenses related to the ineffective portion of the change in fair value of derivatives designated as a hedge of $0.1 million and nil for the years ended December 31, 2015 and 2014, respectively.

          At December 31, 2015 and 2014, the Company carried two interest rate swaps with notional amounts totaling $150.0 million, with fair value losses of $6.6 million in 2015 and $7.7 million in 2014, in order to reduce exposure to interest rate increases associated with short-term fixed-rate liabilities. The swaps mature in 2018. The Company received 6-month LIBOR and paid fixed rates ranging from 2.98% to 3.03%. The liability swaps resulted in fair value gains of $1.2 million and $0.3 million and net interest expense of $3.9 million and $4.0 million during 2015 and 2014, respectively.

          The following table summarizes the effect of cash flow hedging relationships for the years ended December 31, 2015 and 2014:

	Year Ended December 31,

(dollars in thousands)	2015	2014
Pretax gain (loss) recognized in OCI on derivatives (effective portion)	$1,684	$(1,404)
Pretax loss reclassified from accumulated other comprehensive income into income	$(387)	$—

Free-Standing Derivative Instruments

          Free-standing derivative instruments include derivative transactions entered into for risk management purposes that do not otherwise qualify for hedge accounting. Interest rate lock commitments issued on residential mortgage loans intended to be held for sale are considered free-standing derivative instruments. Such commitments are stratified by rates and terms and are valued based on market quotes for similar loans. Adjustments, including discounting the historical fallout rate, are then applied to the estimated fair value. The value of the underlying loan is affected primarily by changes in interest rates and the passage of time. However, changes in investor demand, such as concerns about credit risk, can also cause changes in the spread relationships between underlying loan value and the derivative financial instruments that cannot be hedged. Trading activities primarily involve providing various free-standing interest rate and foreign exchange derivative products to customers.

          At December 31, 2015, the Company carried multiple interest rate swaps with notional amounts totaling $682.6 million, including $652.6 million related to the Company's customer swap program, with a positive fair value of $10.9 million and fair value losses of $14.1 million. The Company received 1-month and 3-month LIBOR and paid fixed rates ranging from 1.34% to 4.90%. The swaps mature between 2018 and 2035. These swaps resulted in net other interest expense of $1.2 million in 2015. At December 31, 2014, the Company carried multiple interest rate swaps with notional amounts totaling $384.8 million, including $354.8 million related to the Company's

FIRST HAWAIIAN COMBINED

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

YEARS ENDED DECEMBER 31, 2015 AND 2014

17. Derivative Financial Instruments (Continued)

customer swap program, with a positive fair value of $4.1 million and fair value losses of $7.8 million. The Company received 1-month and 3-month LIBOR and paid fixed rates ranging from 1.25% to 4.87%. These swaps resulted in net interest expense of $1.2 million in 2014.

          During 2015 and 2014, the Company participated in a customer swap program, in which the Company offers customers a variable-rate loan that is swapped to fixed-rate through a separate interest-rate swap. The Company simultaneously executes an offsetting interest-rate swap with a swap dealer. Upfront fees on the dealer swap are recorded to income in the current period, and totaled $3.5 million and $3.3 million for the years ended December 31, 2015 and 2014, respectively. Interest rate swaps related to the program had equal and offsetting asset and liability values of $10.9 million as of December 31, 2015 and $4.1 million as of December 31, 2014.

Contingent Features

          All of the Company's interest rate swap agreements have credit risk related contingent features. The Company's interest rate swap agreements include bilateral collateral agreements with collateral thresholds up to $0.5 million. For each counterparty, the Company allocates the higher of 120% of the threshold or an established credit amount to cover intra-day price changes.

Counterparty Credit Risk

          By using derivatives, the Company is exposed to counterparty credit risk if counterparties to the derivative contracts do not perform as expected. If a counterparty fails to perform, the Company's counterparty credit risk is equal to the amount reported as a derivative asset on our combined balance sheet. The amounts reported as a derivative asset are derivative contracts in a gain position, net of cash collateral received, and net of derivatives in a loss position with the same counterparty to the extent master netting arrangements exist. The Company minimizes counterparty credit risk through credit approvals, limits, monitoring procedures, executing master netting arrangements and obtaining collateral, where appropriate. Counterparty credit risk related to derivatives is considered in determining fair value. Counterparty credit risk adjustments of $0.2 million and nil were recognized in 2015 and 2014, respectively.

18. Commitments and Contingent Liabilities

Contingencies

          Various legal proceedings are pending or threatened against the Company. The Company's ultimate liability, if any, cannot be determined at this time. After consultation with legal counsel, management does not expect that the aggregate liability, if any, resulting from these proceedings would have a material effect on the Company's combined financial position, results of operations or liquidity.

FIRST HAWAIIAN COMBINED

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

YEARS ENDED DECEMBER 31, 2015 AND 2014

18. Commitments and Contingent Liabilities (Continued)

Financial Instruments with Off-Balance Sheet Risk

          The Company is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit which are not reflected in the combined financial statements.

Unfunded Commitments to Extend Credit

          A commitment to extend credit is a legally binding agreement to lend funds to a customer, usually at a stated interest rate and for a specified purpose. Commitments are reported net of participations sold to other institutions. Such commitments have fixed expiration dates and generally require a fee. The extension of a commitment gives rise to credit risk. The actual liquidity requirements or credit risk that the Company will experience is expected to be lower than the contractual amount of commitments to extend credit because a significant portion of those commitments are expected to expire without being drawn upon. Certain commitments are subject to loan agreements containing covenants regarding the financial performance of the customer that must be met before the Company is required to fund the commitment. The Company uses the same credit policies in making commitments to extend credit as it does in making loans. In addition, the Company manages the potential credit risk in commitments to extend credit by limiting the total amount of arrangements, both by individual customer and in the aggregate, by monitoring the size and expiration structure of these portfolios and by applying the same credit standards maintained for all of its related credit activities. Commitments to extend credit are reported net of participations sold to other institutions of $72.7 million and $175.8 million at December 31, 2015 and 2014, respectively.

Standby and Commercial Letters of Credit

          Standby letters of credit are issued on behalf of customers in connection with contracts between the customers and third parties. Under standby letters of credit, the Company assures that the third parties will receive specified funds if customers fail to meet their contractual obligations. The credit risk to the Company arises from its obligation to make payment in the event of a customer's contractual default. Standby letters of credit are reported net of participations sold to other institutions of $18.0 million and $16.0 million at December 31, 2015 and 2014, respectively. The Company also had commitments for commercial and similar letters of credit. Commercial letters of credit are issued specifically to facilitate commerce whereby the commitment is typically drawn upon when the underlying transaction between the customer and a third party is consummated. The maximum amount of potential future payments guaranteed by the Company is limited to the contractual amount of these letters. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. Collateral held supports those commitments for which collateral is deemed necessary. The commitments outstanding as of December 31, 2015 have maturities ranging from January 2016 to July 2017. Substantially all fees received from the issuance of such commitments are deferred and amortized on a straight-line basis over the term of the commitment.

FIRST HAWAIIAN COMBINED

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

YEARS ENDED DECEMBER 31, 2015 AND 2014

18. Commitments and Contingent Liabilities (Continued)

          Financial instruments with off-balance sheet risk at December 31, 2015 and 2014, respectively, were as follows:

	December 31,

(dollars in thousands)	2015	2014
Financial instruments whose contract amounts represent credit risk:
Commitments to extend credit	$5,192,874	$4,777,846
Standby letters of credit	127,840	53,943
Commercial letters of credit	8,404	10,067
Guarantees

          The Company sells residential mortgage loans in the secondary market primarily to The Federal National Mortgage Association ("FNMA" or "Fannie Mae") and The Federal Home Loan Mortgage Corporation ("FHLMC" or "Freddie Mac") that may potentially require repurchase under certain conditions. This risk is managed through the Company's underwriting practices. The Company services loans sold to investors and loans originated by other originators under agreements that may include repurchase remedies if certain servicing requirements are not met. This risk is managed through the Company's quality assurance and monitoring procedures. Management does not anticipate any material losses as a result of these transactions.

Lease Commitments

          The Company's lease commitments are discussed in Note 14, Leases.

Foreign Exchange Contracts

          The Company has forward foreign exchange contracts that represent commitments to purchase or sell foreign currencies at a future date at a specified price. The Company's utilization of forward foreign exchange contracts is subject to the primary underlying risk of movements in foreign currency exchange rates and to additional counterparty risk should its counterparties fail to meet the terms of their contracts. Forward foreign exchange contracts are utilized to satisfy customer demand for foreign currencies and are not used for trading purposes. See Note 17, Derivative Financial Instruments for more information.

Interest Rate Lock and Forward Sale Commitments

          The Company previously had interest rate lock commitments on certain mortgage loans intended to be sold. To manage rate risk on interest rate lock commitments, the Company also entered into forward loan sale commitments. The instruments were used to reduce the Company's exposure to movements in interest rates. See Note 17, Derivative Financial Instruments for more information. The Company had no such commitments at December 31, 2015.

FIRST HAWAIIAN COMBINED

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

YEARS ENDED DECEMBER 31, 2015 AND 2014

18. Commitments and Contingent Liabilities (Continued)

Reorganization Transactions

          In connection with the Reorganization Transactions as discussed in Note 1, BancWest distributed BWHI to BNPP so that BWHI is held directly by BNPP. As a result of the Reorganization Transactions that occurred on April 1, 2016, various tax or other contingent liabilities could arise related to the business of BOW, or related to the Company's operations prior to the restructuring when it was known as BancWest, including its wholly-owned subsidiary BOW. The Company is not able to determine the ultimate outcome or estimate the amounts of these contingent liabilities, if any, at this time.

19. Fair Value

          The Company determines the fair values of its financial instruments based on the requirements established in ASC 820, which provides a framework for measuring fair value under GAAP and requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. ASC 820 defines fair value as the exit price, the price that would be received for an asset or paid to transfer a liability, in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date under current market conditions.

Fair Value Hierarchy

          ASC 820 establishes three levels of fair values based on the markets in which the assets or liabilities are traded and the reliability of the assumptions used to determine fair value. The levels are:

  •
  Level 1:    Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access.

  •
  Level 2:    Observable inputs other than Level 1 prices, such as quoted prices for similar assets and liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

  •
  Level 3:    Valuation is generated from model-based techniques that use significant assumptions not observable in the market. These unobservable assumptions reflect the Company's own estimates of assumptions that market participants would use in pricing the asset or liability ("Company-level data"). Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation.

          ASC 820 requires that the Company disclose estimated fair values for certain financial instruments. Financial instruments include such items as investment securities, loans, deposits, interest rate and foreign exchange contracts, swaps and other instruments as defined by the standard. The Company has an organized and established process for determining and reviewing the fair value of financial instruments reported in the Company's financial statements. The fair value

FIRST HAWAIIAN COMBINED

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

YEARS ENDED DECEMBER 31, 2015 AND 2014

19. Fair Value (Continued)

measurements are reviewed to ensure they are reasonable and in line with market experience in similar asset and liability classes.

          Additionally, the Company may be required to record at fair value other assets on a nonrecurring basis, such as other real estate owned, other customer relationships, and other intangible assets. These nonrecurring fair value adjustments typically involve the application of lower-of-cost-or-fair-value accounting or writedowns of individual assets.

          Disclosure of fair values is not required for certain items such as lease financing, investments accounted for under the equity method of accounting, obligations for pension and other postretirement benefits, premises and equipment, prepaid expenses, and income tax assets and liabilities.

          Reasonable comparisons of fair value information with that of other financial institutions cannot necessarily be made because the standard permits many alternative calculation techniques, and numerous assumptions have been used to estimate the Company's fair values.

Assets and Liabilities Recorded at Fair Value on a Recurring Basis

          Assets and liabilities measured at fair value on a recurring basis are summarized below:

	Fair Value Measurements as of December 31, 2015

	Quoted Prices in	Significant
	Active Markets for	Other	Significant
	Identical Assets	Observable	Unobservable
(dollars in thousands)	(Level 1)	Inputs (Level 2)	Inputs (Level 3)	Total
Assets
U.S. Treasury securities	$—	$499,976	$—	$499,976
Non-government securities	—	95,824	—	95,824
Government agency mortgage-backed securities(1)	—	55,982	—	55,982
Government-sponsored enterprises mortgage-backed securities(1)	—	10,745	—	10,745
Non-government mortgage-backed securities(1)	—	157	—	157
Non-government asset-backed securities	—	95,310	—	95,310
Collateralized mortgage obligations
Government agency	—	2,239,934	—	2,239,934
Government-sponsored enterprises	—	1,029,337		1,029,337

Total Investment securities available for sale	—	4,027,265	—	4,027,265
Other assets(2)	—	11,002	—	11,002
Liabilities
Other liabilities(3)	—	(23,122)	—	(23,122)

Total	$—	$4,015,145	$—	$4,015,145

FIRST HAWAIIAN COMBINED

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

YEARS ENDED DECEMBER 31, 2015 AND 2014

19. Fair Value (Continued)

	Fair Value Measurements as of December 31, 2014

	Quoted Prices in	Significant
	Active Markets for	Other	Significant
	Identical Assets	Observable	Unobservable
(dollars in thousands)	(Level 1)	Inputs (Level 2)	Inputs (Level 3)	Total
Assets
U.S. Treasury securities	$—	$748,515	$—	$748,515
Non-government securities	—	95,572	—	95,572
Government-sponsored enterprises mortgage-backed securities(1)	—	13,203	—	13,203
Non-government mortgage-backed securities(1)	—	3,404	—	3,404
Non-government asset-backed securities	—	353,992	—	353,992
Collateralized mortgage obligations
Government agency	—	2,683,706	—	2,683,706
Government-sponsored enterprises	—	1,069,003	—	1,069,003
Equity securities	4,216	—	—	4,216

Total Investment securities available for sale	4,216	4,967,395	—	4,971,611
Other assets(2)	1,765	4,295	—	6,060
Liabilities
Other liabilities(3)	—	(19,995)	—	(19,995)

Total	$5,981	$4,951,695	$—	$4,957,676

(1)
Backed by residential real estate.

(2)
Other assets include investments in money market mutual funds and derivative assets.

(3)
Other liabilities include derivative liabilities.

          For any transfers in and out of the levels of the fair value hierarchy, the Company discloses the fair value measurement at the beginning of the reporting period during which the transfer occurred. For the years ended December 31, 2015 and 2014, there were no transfers between levels. The Company did not have any assets or liabilities measured at fair value on a recurring basis using Level 3 inputs as of December 31, 2015 and 2014.

FIRST HAWAIIAN COMBINED

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

YEARS ENDED DECEMBER 31, 2015 AND 2014

19. Fair Value (Continued)

Valuation Techniques Used in the Fair Value Measurement of Assets and Liabilities Carried at Fair Value

          For the assets and liabilities measured at fair value on a recurring basis (categorized in the valuation hierarchy table above), the Company applies the following valuation techniques:

Securities available for sale

          Available-for-sale debt and equity securities are recorded at fair value on a recurring basis. Fair value measurement is based on quoted prices, including estimates by third-party pricing services, if available. If quoted prices are not available, fair values are measured using proprietary valuation models that utilize market observable parameters from active market makers and inter-dealer brokers whereby securities are valued based upon available market data for securities with similar characteristics. Management reviews the pricing information received from the Company's third-party pricing service to evaluate the inputs and valuation methodologies used to place securities into the appropriate level of the fair value hierarchy and transfers of securities within the fair value hierarchy are made if necessary. On a monthly basis, management reviews the pricing information received from the third-party pricing service which includes a comparison to non-binding third-party broker quotes, as well as a review of market-related conditions impacting the information provided by the third-party pricing service. Management also identifies investment securities which may have traded in illiquid or inactive markets by identifying instances of a significant decrease in the volume or frequency of trades, relative to historical levels, as well as instances of a significant widening of the bid-ask spread in the brokered markets. As of December 31, 2015 and 2014, management did not make adjustments to prices provided by the third-party pricing services as a result of illiquid or inactive markets. The Company's third-party pricing service has also established processes for the Company to submit inquiries regarding quoted prices. Periodically, the Company will challenge the quoted prices provided by the third-party pricing service. The Company's third-party pricing service will review the inputs to the evaluation in light of the new market data presented by the Company. The Company's third-party pricing service may then affirm the original quoted price or may update the evaluation on a going forward basis. The Company classifies all available-for-sale securities, except money market and equity securities, as Level 2. Money market and equity securities have active markets and are therefore classified as Level 1.

Derivatives

          All of the Company's derivatives are traded in over-the-counter markets where quoted market prices are not readily available. For those derivatives, the Company measures fair value on a recurring basis using proprietary valuation models that primarily use market observable inputs, such as yield curves, and option volatilities. The fair value of derivatives includes values associated with counterparty credit risk and the Company's own credit standing. The Company classifies derivatives, included in other assets and other liabilities, as Level 2.

Assets and Liabilities Carried at Other Than Fair Value

          The following tables summarize the estimated fair value of the Company's financial instruments that are not required to be carried at fair value on a recurring basis, excluding leases

FIRST HAWAIIAN COMBINED

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

YEARS ENDED DECEMBER 31, 2015 AND 2014

19. Fair Value (Continued)

and short-term financial assets and liabilities for which carrying amounts approximate fair value. The tables also summarize the fair values of the Company's off-balance sheet commitments, excluding lease commitments.

	December 31, 2015

		Fair Value Measurements

		Quoted Prices	Significant
		in Active	Other	Significant
		Markets for	Observable	Unobservable
		Identical Assets	Inputs	Inputs
(dollars in thousands)	Book Value	(Level 1)	(Level 2)	(Level 3)	Total
Financial assets:
Short-term financial assets	$2,650,195	$300,096	$2,350,082	$—	$2,650,178
Loans(1)	10,523,351	—	—	10,572,261	10,572,261
Financial liabilities:
Deposits	$16,061,924	$12,251,923	$3,801,185	$—	$16,053,108
Short-term borrowings	216,151	—	216,057	—	216,057
Off-balance sheet financial instruments:
Commitments to extend credit(2)	$25,113	$—	$—	$25,113	$25,113
Standby letters of credit	2,122	—	—	2,122	2,122
Commercial letters of credit	21	—	—	21	21

(1)
Excludes financing leases of $198.7 million at December 31, 2015.

(2)
Excludes financing lease commitments of $0.1 million at December 31, 2015.

	December 31, 2014

		Fair Value Measurements

		Quoted Prices	Significant
		in Active	Other	Significant
		Markets for	Observable	Unobservable
		Identical Assets	Inputs	Inputs
(dollars in thousands)	Book Value	(Level 1)	(Level 2)	(Level 3)	Total
Financial assets:
Short-term financial assets	$1,261,453	$345,946	$915,982	$—	$1,261,928
Loans held for sale	6,344	—	6,270	—	6,270
Loans(1)	9,779,292	—	—	9,823,542	9,823,542
Financial liabilities:
Deposits	$14,725,379	$11,071,962	$3,656,127	$—	$14,728,089
Short-term borrowings	386,151	—	386,092	—	386,092
Off-balance sheet financial instruments:
Commitments to extend credit(2)	$20,962	$—	$—	$20,962	$20,962
Standby letters of credit	1,003	—	—	1,003	1,003
Commercial letters of credit	25	—	—	25	25

(1)
Excludes financing leases of $244 million at December 31, 2014.

(2)
Excludes financing lease commitments of $0.4 million at December 31, 2014.

FIRST HAWAIIAN COMBINED

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

YEARS ENDED DECEMBER 31, 2015 AND 2014

19. Fair Value (Continued)

Valuation Techniques Used in the Fair Value Measurement of Assets and Liabilities Carried at Other Than Fair Value

          For the financial instruments that are not required to be carried at fair value on a recurring basis (categorized in the valuation hierarchy table above), the Company uses the following methods and assumptions to estimate the fair value:

Short-term financial assets

          Short-term financial assets include cash and due from banks Federal funds sold and accrued interest receivable. The carrying amount is considered a reasonable estimate of fair value because there is a relatively short time between the origination of the instrument and its expected realization. As such, these short-term financial assets are classified as Level 1. Fair values of fixed-rate certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities. Accordingly, these assets are classified as Level 2.

Loans held for sale

          Residential loans held for sale are carried at the lower of cost or fair value, and are therefore subject to fair value measurements on a nonrecurring basis. The fair value of loans held for sale is based on current quoted prices or rates in secondary markets for portfolios with similar characteristics. As such, the Company classifies these loans as Level 2. There were no loans held for sale at December 31, 2015.

Loans

          Fair values are estimated for pools of loans with similar characteristics using discounted cash flow analyses. The Company utilizes interest rates currently being offered for groups of loans with similar terms to borrowers of similar credit quality to estimate the fair values of: (1) commercial and industrial loans; (2) certain mortgage loans, including one-to-four-family residential, commercial real estate and rental property; and (3) consumer loans. As such, loans are classified as Level 3.

Deposits

          The fair value of deposits with no maturity date, such as interest-bearing and noninterest-bearing checking, regular savings, and certain types of money market savings accounts, approximate their carrying amounts, the amounts payable on demand at the reporting date. Accordingly, these are classified as Level 1. Fair values of fixed-rate certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities. Accordingly, these are classified as Level 2.

Short-term borrowings

          The fair values of short-term borrowings are estimated using quoted market prices or discounted cash flow analyses based on the Company's current incremental borrowing rates for similar types of borrowing arrangements. As such, short-term borrowings are classified as Level 2.

FIRST HAWAIIAN COMBINED

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

YEARS ENDED DECEMBER 31, 2015 AND 2014

19. Fair Value (Continued)

Off-balance sheet instruments

          Fair values of letters of credit and commitments to extend credit are determined based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties' credit standing. As such, off-balance sheet financial instruments are classified as Level 3.

Assets and Liabilities Recorded at Fair Value on a Nonrecurring Basis

          The Company may be required to record certain assets at fair value on a nonrecurring basis in accordance with GAAP. These assets are subject to fair value adjustments that result from the application of lower of cost or fair value accounting or write-downs of individual assets to fair value.

          The following table provides the level of valuation inputs used to determine each fair value adjustment, the fair value of the related individual assets or portfolio of assets with fair value adjustments on a nonrecurring basis, and total losses for the year ended:

				Total Losses
				for the
(dollars in thousands)	Level 1	Level 2	Level 3	Year Ended
December 31, 2015
Impaired loans	—	—	$1,250	$302
December 31, 2014
Impaired loans	—	—	1,031	1,153

          For Level 3 assets and liabilities measured at fair value on a recurring or nonrecurring basis as of December 31, 2015 and 2014, the significant unobservable inputs used in the fair value measurements were as follows:

	Quantitative Information about Level 3 Fair Value Measurements at December 31, 2015

	Fair value			Range
	(dollars in thousands)	Valuation Technique	Unobservable Input	(Weighted Average)
Impaired loans	$1,250	Appraisal Value	Appraisal Value	n/m(1)

	Quantitative Information about Level 3 Fair Value Measurements at December 31, 2014

	Fair value			Range
	(dollars in thousands)	Valuation Technique	Unobservable Input	(Weighted Average)
Impaired loans	$1,031	Appraisal Value	Appraisal Value	n/m(1)

(1)
The fair value of these assets is determined based on appraised values of collateral or broker price opinions, the range of which is not meaningful to disclose.

FIRST HAWAIIAN COMBINED

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

YEARS ENDED DECEMBER 31, 2015 AND 2014

19. Fair Value (Continued)

Valuation Techniques Used in the Fair Value Measurement of Assets and Liabilities Carried at the Lower of Cost or Fair Value

          In addition to loans held for sale, previously discussed, the Company applies the following valuation techniques to assets measured at the lower of cost or fair value:

Mortgage servicing rights

          MSRs are carried at the lower of cost or fair value and are therefore subject to fair value measurements on a nonrecurring basis. The fair value of MSRs is determined using models which use significant unobservable inputs, such as estimates of prepayment rates, the resultant weighted average lives of the MSRs and the option-adjusted spread levels. Accordingly, the Company classifies MSRs as Level 3.

Impaired loans

          A large portion of the Company's impaired loans are collateral dependent and are measured at fair value on a nonrecurring basis using collateral values as a practical expedient. The fair values of collateral for impaired loans are primarily based on real estate appraisal reports prepared by third party appraisers less disposition costs, present value of the expected future cash flows or the loan's observable market price. Certain loans are measured based on the present value of expected future cash flows, discounted at the loan's effective rate, which is not a fair value measurement. The Company measures the impairment on certain loans and leases by performing a lower-of-cost-or-fair-value analysis. If impairment is determined by the value of the collateral or an observable market price, it is written down to fair value on a nonrecurring basis as Level 3.

Other real estate owned

          The Company values these properties at fair value at the time the Company acquires them, which establishes their new cost basis. After acquisition, the Company carries such properties at the lower of cost or fair value less estimated selling costs on a nonrecurring basis. Fair value is measured on a nonrecurring basis using collateral values as a practical expedient. The fair values of collateral for other real estate owned are primarily based on real estate appraisal reports prepared by third party appraisers less disposition costs, and are classified as Level 3.

Standby letters of credit

          The Company recognizes a liability for the fair value of the obligation undertaken in issuing a standby letter of credit at the inception of the guarantee. These liabilities are disclosed at fair value on a nonrecurring basis. Thereafter, these liabilities are carried at amortized cost. The fair value is based on the commission the Company receives when entering into the guarantee. As Company-level data is incorporated into the fair value measurement, the liability for standby letters of credit is classified as Level 3.

20. Reportable Operating Segments

          The Company's operations are organized into three business segments — Retail Banking, Commercial Banking, and Treasury and Other. These segments reflect how discrete financial

FIRST HAWAIIAN COMBINED

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

YEARS ENDED DECEMBER 31, 2015 AND 2014

20. Reportable Operating Segments (Continued)

information is currently evaluated by the chief operating decision maker and how performance is assessed and resources allocated. The Company's internal management accounting process measures the performance of these business segments. This process, which is not necessarily comparable with similar information for any other financial institution, uses various techniques to assign balance sheet and income statement amounts to the business segments, including allocations of income, expense, the provision for credit losses, and capital. This process is dynamic and requires certain allocations based on judgment and other subjective factors. Unlike financial accounting, there is no comprehensive authoritative guidance for management accounting that is equivalent to GAAP.

          The net interest income of the business segments reflects the results of a funds transfer pricing process that matches assets and liabilities with similar interest rate sensitivity and maturity characteristics and reflects the allocation of net interest income related to the Company's overall asset and liability management activities on a proportionate basis. The basis for the allocation of net interest income is a function of the Company's assumptions that are subject to change based on changes in current interest rates and market conditions. Funds transfer pricing also serves to transfer interest rate risk to Treasury.

          The Company allocates the provision for loan and lease losses to each segment based on management's estimate of the inherent loss content in each of the specific loan and lease portfolios.

          Noninterest income and expense includes allocations from support units to the business segments. These allocations are based on actual usage where practicably calculated or by management's estimate of such usage. Income tax expense is allocated to each business segment based on the consolidated effective income tax rate for the period shown.

Business Segments

Retail Banking

          Retail Banking offers a broad range of financial products and services to consumers and small businesses. Loan and lease products offered include residential and commercial mortgage loans, home equity lines of credit, automobile loans and leases, personal lines of credit, installment loans and small business loans and leases. Deposit products offered include checking, savings, and time deposit accounts. Retail Banking also offers wealth management services. Products and services from Retail Banking are delivered to customers through 62 banking locations throughout the State of Hawaii, Guam, and Saipan.

Commercial Banking

          Commercial Banking offers products that include corporate banking, residential and commercial real estate loans, commercial lease financing, auto dealer financing, deposit products and credit cards. Commercial lending and deposit products are offered primarily to middle-market and large companies locally, nationally, and internationally.

FIRST HAWAIIAN COMBINED

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

YEARS ENDED DECEMBER 31, 2015 AND 2014

20. Reportable Operating Segments (Continued)

Treasury and Other

          Treasury consists of corporate asset and liability management activities including interest rate risk management. The segment's assets and liabilities (and related interest income and expense) consist of interest-bearing deposits, investment securities, federal funds sold and purchased, government deposits, short and long-term borrowings and bank-owned properties. The primary sources of noninterest income are from bank-owned life insurance, net gains from the sale of investment securities, foreign exchange income related to customer-driven currency requests from merchants and island visitors and management of bank-owned properties. The net residual effect of the transfer pricing of assets and liabilities is included in Treasury, along with the elimination of intercompany transactions.

          Other organizational units (Technology, Operations, Credit and Risk Management, Human Resources, Finance, Administration, Marketing, and Corporate and Regulatory Administration) provide a wide-range of support to the Company's other income earning segments. Expenses incurred by these support units are charged to the business segments through an internal cost allocation process.

          The following table presents selected business segment financial information:

		Commercial	Treasury and
(dollars in thousands)	Retail Banking	Banking	Other	Total
Year Ended December 31, 2015
Net interest income (expense)	$399,153	$113,466	$(51,294)	$461,325
Provision for loan and lease losses	(4,643)	(5,257)	—	(9,900)

Net interest income (expense) after provision for loan and lease losses	394,510	108,209	(51,294)	451,425
Noninterest income	97,934	72,218	41,251	211,403
Noninterest expense	(199,308)	(55,181)	(65,112)	(319,601)

Income (loss) before provision for income taxes	293,136	125,246	(75,155)	343,227
Provision for income taxes	(99,764)	(43,181)	13,498	(129,447)

Net income (loss)	$193,372	$82,065	$(61,657)	$213,780

Total assets as of December 31, 2015	$6,725,665	$4,120,805	$8,506,211	$19,352,681

FIRST HAWAIIAN COMBINED

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

YEARS ENDED DECEMBER 31, 2015 AND 2014

20. Reportable Operating Segments (Continued)

		Commercial	Treasury and
(dollars in thousands)	Retail Banking	Banking	Other	Total
Year Ended December 31, 2014
Net interest income (expense)	$384,065	$114,188	$(54,455)	$443,798
Provision for loan and lease losses	(5,249)	(5,851)	—	(11,100)

Net interest income (expense) after provision for loan and lease losses	378,816	108,337	(54,455)	432,698
Noninterest income	96,023	65,319	47,895	209,237
Noninterest expense	(186,322)	(49,692)	(61,677)	(297,691)

Income (loss) before provision for income taxes	288,517	123,964	(68,237)	344,244
Provision for income taxes	(103,080)	(44,169)	19,677	(127,572)

Net income (loss)	$185,437	$79,795	$(48,560)	$216,672

Total assets as of December 31, 2014	$6,271,341	$3,878,005	$7,984,350	$18,133,696

21. Parent Company

          The condensed financial statements summarized below, include the assets, liabilities, results of operations and cash flows of BancWest that relate to FHB, including its investment in its wholly-owned subsidiary, FHB. On April 1, 2016, the Reorganization Transactions discussed in Note 1 were consummated and BancWest amended its certificate of incorporation to change its name to First Hawaiian, Inc., and became the parent of FHB.

          Parent Company — Condensed Statements of Comprehensive Income

	Year Ended December 31,

(dollars in thousands)	2015	2014
Income
Dividends from FHB	$175,600	$197,800

Total income	175,600	197,800

Noninterest expense
Salaries and employee benefits	10,930	3,890
Contracted services and professional fees	5,791	2,997
Other	2,076	1,829

Total noninterest expense	18,797	8,716

Income before income tax benefit and equity in undistributed income of FHB	156,803	189,084
Income tax benefit	7,425	3,443
Equity in undistributed income of FHB	49,552	24,145

Net income	$213,780	$216,672

Comprehensive income	$213,978	$210,980

FIRST HAWAIIAN COMBINED

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

YEARS ENDED DECEMBER 31, 2015 AND 2014

21. Parent Company (Continued)

          Parent Company — Condensed Balance Sheets

	December 31,

(dollars in thousands)	2015	2014
Assets
Cash and cash equivalents	$10,000	$10,000
Investment in FHB	2,726,941	2,665,040

Total assets	$2,736,941	$2,675,040

Stockholder's Equity
Stockholder's equity	$2,736,941	$2,675,040

Total stockholder's equity	$2,736,941	$2,675,040

          Parent Company — Condensed Statements of Cash Flows

	Year Ended December 31,

(dollars in thousands)	2015	2014
Cash flows from operating activities
Net income	$213,780	$216,672
Adjustments to reconcile net income to net cash provided by operating activities:
Equity in undistributed income of FHB	(49,552)	(24,145)

Net cash provided by operating activities	164,228	192,527

Cash flows from financing activities
Distributions	(164,228)	(192,527)

Net cash used in financing activities	(164,228)	(192,527)

Net change in cash and cash equivalents	—	—
Cash and cash equivalents at beginning of year	10,000	10,000

Cash and cash equivalents at end of year	$10,000	$10,000

22. Subsequent Events

Reorganization Transactions

          On April 1, 2016, BancWest spun-off its subsidiary, BOW, to BNPP, the sole owner of BancWest. BancWest's spin-off of BOW occurred as part of the Reorganization Transactions. In connection with the Reorganization Transactions, BancWest also formed BWHI and contributed 100% of its interest in BOW, as well as other assets and liabilities not related to FHB, to BWHI. Following the contribution of BOW to BWHI, BancWest distributed its interest in BWHI to BNPP. After the Reorganization Transactions were consummated on April 1, 2016, the continuing business of BancWest consisted of its investment in FHB and the financial operations, assets, and liabilities of BancWest related to FHB. BancWest also amended its certificate of incorporation to change its name to "First Hawaiian, Inc." In connection with the Reorganization Transactions, First Hawaiian,

FIRST HAWAIIAN COMBINED

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

YEARS ENDED DECEMBER 31, 2015 AND 2014

22. Subsequent Events (Continued)

Inc. has incurred certain tax-related liabilities in connection with the distribution of its interest in BWHI amounting to approximately $95.4 million. The amount necessary to pay the taxes (net of the expected federal tax benefit) was provided to First Hawaiian, Inc. on April 1, 2016, and the Company expects that any future adjustments to such taxes and any other expected and unexpected taxes not related to First Hawaiian, Inc. or FHB will be funded by BWHI or its affiliates pursuant to a tax sharing agreement entered into on April 1, 2016 and pursuant to certain tax allocation agreements entered into among the parties. In addition, for purposes of governing certain of the ongoing relations between BWHI and First Hawaiian, Inc. as a result of the Reorganization Transactions, as well as to allocate certain other liabilities arising prior to the spin-off, the companies have entered into various agreements related to the distribution of BWHI including a Master Reorganization Agreement, a Tax Sharing Agreement and an Interim Expense Reimbursement Agreement.

          The Company evaluated the effects of events that occurred subsequent to December 31, 2015, and through May 13, 2016, which is the date the Company's combined financial statements were issued. During this period, other than the Reorganization Transactions described above, there were no material events that would require recognition or disclosure in the combined financial statements for the year ended December 31, 2015.

UNAUDITED INTERIM CONDENSED COMBINED FINANCIAL STATEMENTS

FIRST HAWAIIAN COMBINED
CONDENSED COMBINED STATEMENTS OF INCOME
(Unaudited)

	Three Months Ended March 31,

(dollars in thousands except per share amounts)	2016	2015

Interest income
Loans and lease financing	$104,357	$98,834
Securities available for sale	16,559	18,598
Other	2,896	775

Total interest income	123,812	118,207

Interest expense
Deposits	6,429	5,544
Short-term borrowings and long-term debt	71	52

Total interest expense	6,500	5,596

Net interest income	117,312	112,611
Provision for loan and lease losses	700	2,600

Net interest income after provision for loan and lease losses	116,612	110,011

Noninterest income
Service charges on deposit accounts	9,789	10,223
Credit and debit card fees	13,819	13,829
Other service charges and fees	9,227	9,654
Trust and investment services income	7,405	7,742
Bank-owned life insurance	2,356	3,055
Net gains on securities available for sale	25,728	5,003
Other	5,195	6,092

Total noninterest income	73,519	55,598

Noninterest expense
Salaries and employee benefits	44,701	42,226
Contracted services and professional fees	12,755	10,330
Occupancy	5,312	4,784
Equipment	3,827	3,466
Regulatory assessment and fees	2,477	2,333
Advertising and marketing	1,849	1,516
Card rewards program	3,502	3,580
Other	10,641	10,480

Total noninterest expense	85,064	78,715

Income before income taxes	105,067	86,894
Provision for income taxes	39,536	32,772

Net income	$65,531	$54,122

Basic earnings per share	$0.47	$0.39

Diluted earnings per share	$0.47	$0.39

Basic and diluted weighted-average outstanding shares	139,459,620	139,459,620

The accompanying notes are an integral part of these unaudited condensed combined financial statements.

FIRST HAWAIIAN COMBINED

CONDENSED COMBINED STATEMENTS OF COMPREHENSIVE INCOME

(Unaudited)

	Three Months Ended March 31,

(dollars in thousands)	2016	2015
Net income	$65,531	$54,122
Other comprehensive income (loss):
Net unrealized gains on securities available for sale, net of tax: 2016, $21,794, 2015, $10,838	33,388	16,600
Net unrealized losses on cash flow derivative hedges, net of tax: 2016, $(327), 2015, $(400)	(502)	(613)

Other comprehensive income	32,886	15,987

Total comprehensive income	$98,417	$70,109

The accompanying notes are an integral part of these unaudited condensed combined financial statements.

FIRST HAWAIIAN COMBINED

CONDENSED COMBINED BALANCE SHEETS

(Unaudited)

(dollars in thousands)	March 31, 2016	December 31, 2015
Assets
Cash and due from banks	$300,183	$300,096
Interest-bearing deposits in other banks	2,048,875	2,350,099
Investment securities	3,864,940	4,027,265
Loans and leases	10,962,638	10,722,030
Less allowance for loan and lease losses	137,154	135,484

Net loans and leases	10,825,484	10,586,546
Premises and equipment, net	304,704	305,104
Other real estate owned and repossessed personal property	205	154
Accrued interest receivable	33,473	34,215
Bank-owned life insurance	426,446	424,545
Goodwill	995,492	995,492
Other intangible assets	20,214	21,435
Other assets	267,488	307,730

Total assets	$19,087,504	$19,352,681

Liabilities and Stockholder's Equity
Deposits:
Interest-bearing	$10,639,094	$10,730,095
Noninterest-bearing	5,415,357	5,331,829

Total deposits	16,054,451	16,061,924
Short-term borrowings	215,451	216,151
Long-term debt	48	48
Retirement benefits payable	135,584	133,910
Other liabilities	210,236	203,707

Total liabilities	16,615,770	16,615,740
Commitments and contingent liabilities (Note 13)
Stockholder's equity
Net investment	2,490,107	2,788,200
Accumulated other comprehensive loss, net	(18,373)	(51,259)

Total stockholder's equity	2,471,734	2,736,941

Total liabilities and stockholder's equity	$19,087,504	$19,352,681

The accompanying notes are an integral part of these unaudited condensed combined financial statements.

FIRST HAWAIIAN COMBINED

CONDENSED COMBINED STATEMENTS OF STOCKHOLDER'S EQUITY
(Unaudited)

		Accumulated
		Other
	Net	Comprehensive
(dollars in thousands)	Investment	Loss	Total
Balance as of December 31, 2015	$2,788,200	$(51,259)	$2,736,941
Net income	65,531	—	65,531
Distributions	(363,624)	—	(363,624)
Other comprehensive income, net of tax	—	32,886	32,886

Balance as of March 31, 2016	$2,490,107	$(18,373)	$2,471,734

Balance as of December 31, 2014	$2,726,497	$(51,457)	$2,675,040
Net income	54,122	—	54,122
Distributions	(37,229)	—	(37,229)
Other comprehensive income, net of tax	—	15,987	15,987

Balance as of March 31, 2015	$2,743,390	$(35,470)	$2,707,920

The accompanying notes are an integral part of these unaudited condensed combined financial statements.

FIRST HAWAIIAN COMBINED

CONDENSED COMBINED STATEMENTS OF CASH FLOWS

(Unaudited)

	Three Months Ended March 31,

(dollars in thousands)	2016	2015
Cash flows from operating activities
Net income	$65,531	$54,122
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for loan and lease losses	700	2,600
Depreciation, amortization, and accretion, net	5,563	8,113
Deferred income taxes	15,798	(11,378)
Other gains, net	(9)	(224)
Originations of loans held for sale	—	(40,942)
Proceeds from sales of loans held for sale	—	40,309
Net gains on sales of loans held for sale	—	(1,062)
Net gains on securities available for sale	(25,728)	(5,003)
Change in assets and liabilities:
Net decrease in other assets	1,933	48,711
Net decrease in other liabilities	(11,630)	(24,543)

Net cash provided by operating activities	52,158	70,703

Cash flows from investing activities
Securities available for sale:
Proceeds from maturities and principal repayments	241,472	286,519
Proceeds from sales	534,557	505,003
Purchases	(520,399)	(915,570)
Other investments:
Proceeds from sales	6,725	746
Purchases	(6,764)	(5,342)
Net increase in loans and leases resulting from originations and principal repayments	(239,385)	(120,990)
Proceeds of bank owned life insurance	455	—
Purchases of premises, equipment, and software	(4,234)	(4,727)
Proceeds from sales of other real estate owned	167	4,165
Other	(46)	184

Net cash provided by (used in) investing activities	12,548	(250,012)

Cash flows from financing activities
Net (decrease) increase in deposits	(7,473)	449,890
Net (decrease) increase in short-term borrowings	(700)	134,589
Distributions paid	(357,670)	(37,216)

Net cash (used in) provided by financing activities	(365,843)	547,263

Net (decrease) increase in cash and due from banks	(301,137)	367,954
Cash and due from banks at beginning of period	2,650,195	1,261,453

Cash and due from banks at end of period	$2,349,058	$1,629,407

Supplemental disclosures
Interest paid	$6,452	$5,763
Income tax refunds, net of income taxes paid	$(7,794)	$(8,741)
Noncash investing and financing activities:
Transfers from loans and leases to other real estate owned	202	280
Transfers from loans held for sale to loans and leases	—	839
Derivative liability entered into in connection with sale of investment securities	8,828	—

The accompanying notes are an integral part of these unaudited condensed combined financial statements.

FIRST HAWAIIAN COMBINED

NOTES TO CONDENSED COMBINED FINANCIAL STATEMENTS

(Unaudited)

1. Basis of Presentation

          BancWest Corporation ("BancWest"), a bank holding company, owns 100% of the outstanding common stock of First Hawaiian Bank ("FHB" or the "Bank"). BancWest is a wholly-owned subsidiary of BNP Paribas ("BNPP"), a financial institution based in France. BancWest's other bank subsidiary is Bank of the West ("BOW"), a commercial bank headquartered in San Francisco, California.

          The accompanying unaudited interim condensed combined financial statements and notes thereto should be read in conjunction with the Company's audited combined financial statements and accompanying notes included elsewhere in this prospectus. In the opinion of management, all adjustments, which consist of normal recurring adjustments necessary for a fair statement of the interim period combined financial information, have been made. Results of operations reporting for interim periods are not necessarily indicative of results for the entire year.

          The preparation of combined financial statements in conformity with accounting principles generally accepted in the United States ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Management bases its estimates on historical experience and various other assumptions believed to be reasonable. Although these estimates are based on management's best knowledge of current events, actual results may differ from these estimates.

Reorganization Transactions

          BNPP intends to sell its interest in BancWest, including its wholly-owned subsidiary FHB, through a series of public offerings. In order to effect the sale transactions, a series of reorganization transactions (the "Reorganization Transactions") occurred on April 1, 2016, in which BancWest spun-off its subsidiary, BOW, to BNPP, the sole owner of BancWest, as further discussed in Note 16, Subsequent Events, to the unaudited interim condensed combined financial statements. In connection with the Reorganization Transactions, BancWest formed a new bank holding company, BancWest Holding Inc. ("BWHI"), a Delaware corporation and a direct wholly-owned subsidiary of BancWest, and contributed 100% of its interest in BOW, as well as other assets and liabilities not related to FHB, to BWHI. Following the contribution of BOW to BWHI, BancWest distributed its interest in BWHI to BNPP. After the Reorganization Transactions were consummated on April 1, 2016, the continuing business of BancWest consisted of its investment in FHB and the financial operations, assets, and liabilities of BancWest related to FHB. BancWest also amended its certificate of incorporation to change its name to "First Hawaiian, Inc." The remaining financial operations, assets and liabilities of BancWest related to FHB (and not BOW) combined with FHB, is referred to as "First Hawaiian Combined" or the "Company" throughout these unaudited interim condensed combined financial statements and notes.

          The accompanying unaudited interim condensed combined financial statements of First Hawaiian Combined include the financial position, results of operations and cash flows of FHB, and the financial operations, assets and liabilities of BancWest related to FHB, all of which are under common ownership and common management, as if it were a separate entity for all periods presented. The combined financial statements include allocations of certain BancWest assets as agreed to by the parties and also certain expenses amounting to approximately $5.8 million and

FIRST HAWAIIAN COMBINED

NOTES TO CONDENSED COMBINED FINANCIAL STATEMENTS (Continued)

(Unaudited)

1. Basis of Presentation (Continued)

$3.6 million for the three months ended March 31, 2016 and 2015, respectively, specifically applicable to the operations of FHB. Management believes these allocations are reasonable. These expenses are not necessarily indicative of the costs and expenses that would have been incurred had First Hawaiian Combined operated as a separate entity during the periods presented. The residual revenues and expenses not included in First Hawaiian Combined's results of operations represent those directly related to BWHI and have not been included in the combined financial statements of First Hawaiian Combined. All intercompany account balances and transactions have been eliminated in combination.

Earnings per Share

          The Company made no adjustments to net income for the purposes of computing earnings per share and there were no dilutive or antidilutive securities. Weighted average shares used in the earnings per share calculation is based on issued and outstanding shares of BancWest for all periods presented and amounted to 139,459,620 shares for both the three months ended March 31, 2016 and 2015.

2. Investment Securities

          As of March 31, 2016 and December 31, 2015, investment securities consisted predominantly of the following investment categories:

          U.S. Treasury and non-government securities — includes U.S. Treasury notes and other non-government agency bonds.

          Mortgage and asset-backed securities — includes securities backed by notes or receivables secured by either mortgage or prime auto assets with cash flows based on actual or scheduled payments.

          Collateralized mortgage obligations — includes securities backed by a pool of mortgages with cash flows distributed based on certain rules rather than pass through payments.

FIRST HAWAIIAN COMBINED

NOTES TO CONDENSED COMBINED FINANCIAL STATEMENTS (Continued)

(Unaudited)

2. Investment Securities (Continued)

          As of March 31, 2016 and December 31, 2015, all of the Company's investment securities were classified as debt securities and available for sale. Amortized cost and fair value of securities as of March 31, 2016 and December 31, 2015 were as follows:

	2016				2015

	Amortized	Unrealized	Unrealized	Fair	Amortized	Unrealized	Unrealized	Fair
(dollars in thousands)	Cost	Gains	Losses	Value	Cost	Gains	Losses	Value
U.S. Treasury securities	$—	$—	$—	$—	$502,126	$—	$(2,150)	$499,976
Non-government securities	121,110	4	(191)	120,923	96,132	16	(324)	95,824
Government agency mortgage-backed securities	53,430	277	—	53,707	56,490	—	(508)	55,982
Government-sponsored enterprises mortgage-backed securities	9,531	527	—	10,058	10,185	560	—	10,745
Non-government mortgage-backed securities	—	—	—	—	—	157	—	157
Non-government asset-backed securities	63,005	—	(57)	62,948	95,453	—	(143)	95,310
Collateralized mortgage obligations:
Government agency	2,605,064	19,911	(5,222)	2,619,753	2,261,526	1,984	(23,576)	2,239,934
Government-sponsored enterprises	999,119	6,755	(8,323)	997,551	1,046,854	724	(18,241)	1,029,337

Total securities available for sale	$3,851,259	$27,474	$(13,793)	$3,864,940	$4,068,766	$3,441	$(44,942)	$4,027,265

          The following table presents the unrealized gross losses and fair values of securities in the available-for-sale portfolio by length of time that the 53 and 120 individual securities in each category have been in a continuous loss position as of March 31, 2016 and December 31, 2015, respectively. The unrealized losses on investment securities were attributable to market conditions.

	Time in Continuous Loss as of March 31, 2016

	Less Than 12 Months		12 Months or More		Total

	Unrealized	Fair	Unrealized	Fair	Unrealized	Fair
(dollars in thousands)	Losses	Value	Losses	Value	Losses	Value
Non-government securities	$(191)	$99,781	$—	$—	$(191)	$99,781
Non-government asset-backed securities	(57)	62,948	—	—	(57)	62,948
Collateralized mortgage obligations:
Government agency	(810)	289,743	(4,412)	301,382	(5,222)	591,125
Government-sponsored enterprises	(1)	490	(8,322)	346,677	(8,323)	347,167

Total securities available for sale with unrealized losses	$(1,059)	$452,962	$(12,734)	$648,059	$(13,793)	$1,101,021

FIRST HAWAIIAN COMBINED

NOTES TO CONDENSED COMBINED FINANCIAL STATEMENTS (Continued)

(Unaudited)

2. Investment Securities (Continued)

	Time in Continuous Loss as of December 31, 2015

	Less Than 12 Months		12 Months or More		Total

	Unrealized	Fair	Unrealized	Fair	Unrealized	Fair
(dollars in thousands)	Losses	Value	Losses	Value	Losses	Value
U.S. Treasury securities	$(2,150)	$499,976	$—	$—	$(2,150)	$499,976
Non-government securities	(324)	70,808	—	—	(324)	70,808
Government agency mortgage-backed securities	(508)	55,982	—	—	(508)	55,982
Non-government asset-backed securities	(143)	95,310	—	—	(143)	95,310
Collateralized mortgage obligations:
Government agency	(11,423)	1,428,423	(12,153)	354,335	(23,576)	1,782,758
Government-sponsored enterprises	(3,132)	532,122	(15,109)	354,987	(18,241)	887,109

Total securities available for sale with unrealized losses	$(17,680)	$2,682,621	$(27,262)	$709,322	$(44,942)	$3,391,943

Visa Class B Restricted Shares

          In 2008, the Company received 394,000 Visa Class B restricted shares as part of Visa's initial public offering. Visa Class B restricted shares are not convertible to publicly traded Visa Class A common shares, and only transferable in limited circumstances, until the settlement of a certain litigation which is indemnified by Visa members, including the Company. As there are existing transfer restrictions and the outcome of the aforementioned litigation is uncertain, these shares were included in the Combined Balance Sheets at their historical cost of $0.

          During the three months ended March 31, 2016, the Company recorded a $22.7 million net gain related to the sale of 274,000 Visa Class B restricted shares. Concurrent with the sale of the Visa Class B restricted shares, the Company entered into an agreement with the buyer that requires payment to the buyer in the event Visa reduces each member bank's Class B conversion ratio to unrestricted Class A common shares. See Note 12, Derivative Financial Instruments for more information.

          The Company held approximately 120,000 Visa Class B shares as of March 31, 2016 and 394,000 Visa Class B shares as of both December 31, 2015 and 2014. These shares continued to be carried at $0 cost basis during each of the respective periods.

          Proceeds from calls and sales of available for sale securities totaled $25 million and $505 million, respectively, for the three months ended March 31, 2016. Proceeds from calls and sales of available for sale securities totaled nil and $502 million, respectively, for the three months ended March 31, 2015. Including the sale of Visa Class B restricted shares described above, the Company recorded gross realized gains of $26 million and $5 million for the three months ended March 31, 2016 and 2015, respectively. The Company recorded gross realized losses of $0.1 million and nil for the three months ended March 31, 2016 and 2015, respectively. The income tax expense related to the Company's net realized gains on the sale of investment securities was $10 million and $2 million for the three months ended March 31, 2016 and 2015, respectively.

          Interest income from taxable investment securities was $17 million and $19 million for the three months ended March 31, 2016 and 2015, respectively. The Company did not own any non-taxable investment securities during both the three months ended March 31, 2016 and 2015.

FIRST HAWAIIAN COMBINED

NOTES TO CONDENSED COMBINED FINANCIAL STATEMENTS (Continued)

(Unaudited)

2. Investment Securities (Continued)

          The amortized cost and fair value of non-government securities as of March 31, 2016, by contractual maturity, are shown below. Mortgage-backed securities, asset-backed securities, and collateralized mortgage obligations are disclosed separately in the table below as remaining expected maturities will differ from contractual maturities as borrowers have the right to prepay obligations.

	March 31, 2016

	Amortized	Fair
(dollars in thousands)	Cost	Value
Due in one year or less	$49,997	$49,973
Due after one year through five years	71,113	70,950

	121,110	120,923
Government agency mortgage-backed securities	53,430	53,707
Government-sponsored enterprises mortgage-backed securities	9,531	10,058
Non-government asset-backed securities	63,005	62,948
Collateralized mortgage obligations:
Government agency	2,605,064	2,619,753
Government-sponsored enterprises	999,119	997,551

Total mortgage- and asset-backed securities	3,730,149	3,744,017

Total securities available for sale	$3,851,259	$3,864,940

          At March 31, 2016, pledged securities totaled $3.2 billion, of which $3.0 billion was pledged to secure public deposits and repurchase transactions, and $212 million was pledged to secure other financial transactions. At December 31, 2015, pledged securities totaled $3.1 billion, of which $2.9 billion was pledged to secure public deposits and repurchase transactions, and $206 million was pledged to secure other financial transactions.

          The Company held no securities of any single issuer, other than the U.S. government, government agency and government-sponsored enterprises, which were in excess of 10% of stockholder's equity as of March 31, 2016 and December 31, 2015.

  Other-Than-Temporary Impairment

          Unrealized losses for all investment securities are reviewed to determine whether the losses are other than temporary. Investment securities are evaluated for OTTI on at least a quarterly basis, and more frequently when economic and market conditions warrant such an evaluation, to determine whether the decline in fair value below amortized cost is other than temporary.

          The term other than temporary is not intended to indicate that the decline is permanent, but indicates that the prospects for a near-term recovery of value are not necessarily favorable, or that there is a general lack of evidence to support a realizable value equal to or greater than the carrying value of the investment. The decline in value is not related to any issuer- or industry-specific credit event. At March 31, 2016 and December 31, 2015, the Company did not have the

FIRST HAWAIIAN COMBINED

NOTES TO CONDENSED COMBINED FINANCIAL STATEMENTS (Continued)

(Unaudited)

2. Investment Securities (Continued)

intent to sell and determined it was more likely than not that the Company would not be required to sell the securities prior to recovery of the amortized cost basis. As the Company has the intent and ability to hold securities in an unrealized loss position, each security with an unrealized loss position in the above tables has been further assessed to determine if a credit loss exists. If it is probable that the Company will not collect all amounts due according to the contractual terms of an investment security, an OTTI is considered to have occurred. In determining whether a credit loss exists, the Company estimates the present value of future cash flows expected to be collected from the investment security. If the present value of future cash flows is less than the amortized cost basis of the security, an OTTI exists. As of March 31, 2016 and December 31, 2015, the Company did not expect any credit losses in its debt securities and no OTTI was recognized on securities during the three months ended March 31, 2016 and for the year ended December 31, 2015.

3. Loans and Leases

          As of March 31, 2016 and December 31, 2015, loans and leases were comprised of the following:

(dollars in thousands)	2016	2015
Commercial and industrial	$3,197,173	$3,057,455
Real estate:
Commercial	2,147,132	2,164,448
Construction	421,107	367,460
Residential	3,586,862	3,532,427

Total real estate	6,155,101	6,064,335

Consumer	1,419,326	1,401,561
Lease financing	191,038	198,679

Total loans and leases	$10,962,638	$10,722,030

          Outstanding loan balances are reported net of unearned income, including net deferred loan costs of $17.7 million and $17.2 million at March 31, 2016 and December 31, 2015, respectively.

          As of March 31, 2016, residential real estate loans totaling $1.9 billion were pledged to collateralize the Company's borrowing capacity at the FHLB, and consumer and commercial and industrial loans totaling $824 million were pledged to collateralize the borrowing capacity at the FRB. Residential real estate loans collateralized by 1-4 unit properties that were in the process of foreclosure totaled $9.6 million at March 31, 2016. As of December 31, 2015, residential real estate loans totaling $2.5 billion were pledged to collateralize the Company's borrowing capacity at the FHLB, and consumer and commercial and industrial loans totaling $814 million were pledged to collateralize the borrowing capacity at the FRB. Residential real estate loans collateralized by 1-4 unit properties that were in the process of foreclosure totaled $11.3 million at December 31, 2015.

          In the course of evaluating the credit risk presented by a customer and the pricing that will adequately compensate the Company for assuming that risk, management may require a certain amount of collateral support. The type of collateral held varies, but may include accounts

FIRST HAWAIIAN COMBINED

NOTES TO CONDENSED COMBINED FINANCIAL STATEMENTS (Continued)

(Unaudited)

3. Loans and Leases (Continued)

receivable, inventory, land, buildings, equipment, income-producing commercial properties and residential real estate. The Company applies the same collateral policy for loans whether they are funded immediately or on a delayed basis. The loan and lease portfolio is principally located in Hawaii and, to a lesser extent, in Guam and Saipan. The risk inherent in the portfolio depends upon both the economic stability of the state or territories, which affects property values, and the financial strength and creditworthiness of the borrowers.

          At March 31, 2016 and December 31, 2015, loan and lease commitments were comprised of the following:

(dollars in thousands)	2016	2015
Commercial and industrial	$2,197,927	$2,262,712
Real estate:
Commercial	59,316	46,812
Construction	544,123	480,926
Residential	949,007	953,984

Total real estate	1,552,446	1,481,722

Consumer	1,459,753	1,448,336
Lease financing	—	104

Total loan and lease commitments	$5,210,126	$5,192,874

4. Allowance for Loan and Lease Losses

          The Company must maintain an allowance for loan and lease losses (the "Allowance") that is adequate to absorb estimated probable credit losses associated with its loan and lease portfolio. The Allowance consists of an allocated portion, which covers estimated credit losses for specifically identified loans and pools of loans and leases, and an unallocated portion.

Segmentation

          Management has identified three primary portfolio segments in estimating the Allowance: commercial lending, residential real estate lending and consumer lending. Commercial lending is further segmented into four distinct portfolios based on characteristics relating to the borrower, transaction, and collateral. These portfolio segments are: commercial and industrial, commercial real estate, construction, and lease financing. Residential real estate is not further segmented, but consists of single-family residential mortgages, real estate secured installment loans and home equity lines of credit. Consumer lending is not further segmented, but consists primarily of automobile loans, credit cards, and other installment loans. Management has developed a methodology for each segment taking into consideration portfolio segment-specific factors such as product type, loan portfolio characteristics, management information systems, and other risk factors.

Specific Allocation

Commercial

          A specific allocation is determined for individually impaired commercial loans. A loan is considered impaired when it is probable that the Company will be unable to collect the full amount of principal and interest according to the contractual terms of the loan agreement.

FIRST HAWAIIAN COMBINED

NOTES TO CONDENSED COMBINED FINANCIAL STATEMENTS (Continued)

(Unaudited)

4. Allowance for Loan and Lease Losses (Continued)

          Management identifies material impaired loans based on their size in relation to the Company's total loan and lease portfolio. Each impaired loan equal to or exceeding a specified threshold requires an analysis to determine the appropriate level of reserve for that specific loan. Impaired loans below the specified threshold are treated as a pool, with specific allocations established based on qualitative factors such as asset quality trends, risk identification, lending policies, portfolio growth, and portfolio concentrations.

Residential

          A specific allocation is determined for residential real estate loans based on delinquency status. In addition, each impaired loan equal to or exceeding a specified threshold requires analysis to determine the appropriate level of reserve for that specific loan, generally based on the value of the underlying collateral less estimated costs to sell. The specific allocation will be zero for impaired loans in which the value of the underlying collateral, less estimated costs to sell, exceeds the unpaid principal balance of the loan.

Consumer

          A specific allocation is determined for the consumer loan portfolio using delinquency-based formula allocations. The Company uses a formula approach in determining the consumer loan specific allocation and recognizes the statistical validity of measuring losses predicated on past due status.

Pooled Allocation

Commercial

          Pooled allocation for pass, special mention, substandard, and doubtful grade commercial loans and leases that share common risk characteristics and properties are determined using a historical loss rate analysis and qualitative factor considerations. Loan grade categories are discussed under "Credit Quality".

Residential and Consumer

          Pooled allocation for non-delinquent consumer and residential real estate loans are determined using a historical loss rate analysis and qualitative factor considerations.

Qualitative Adjustments

          Qualitative adjustments to historical loss rates or other static sources may be necessary since these rates may not be an accurate indicator of losses inherent in the current portfolio. To estimate the level of adjustments, management considers factors including global, national and local economic conditions; levels and trends in problem loans; the effect of credit concentrations; collateral value trends; changes in risk due to changes in lending policies and practices; management expertise; industry and regulatory trends; and volume of loans.

FIRST HAWAIIAN COMBINED

NOTES TO CONDENSED COMBINED FINANCIAL STATEMENTS (Continued)

(Unaudited)

4. Allowance for Loan and Lease Losses (Continued)

Unallocated Allowance

          The Company's Allowance incorporates an unallocated portion to cover risk factors and events that may have occurred as of the evaluation date that have not been reflected in the risk measures utilized due to inherent limitations in the precision of the estimation process. These risk factors, in addition to past and current events based on facts at the unaudited interim condensed combined balance sheet date and realistic courses of action that management expects to take, are assessed in determining the level of unallocated allowance.

          The Allowance was comprised of the following:

	Three Months Ended March 31, 2016

	Commercial Lending

	Commercial
	and	Commercial		Lease
(dollars in thousands)	Industrial	Real Estate	Construction	Financing	Residential	Consumer	Unallocated	Total
Allowance for loan and lease losses:
Balance at beginning of period	$34,025	$18,489	$3,793	$888	$46,099	$28,385	$3,805	$135,484
Charge-offs	(86)	—	—	—	(72)	(4,206)	—	(4,364)
Recoveries	203	3,199	—	—	306	1,626	—	5,334
Increase (decrease) in Provision	885	(3,184)	721	(81)	(695)	2,118	936	700

Balance at end of period	$35,027	$18,504	$4,514	$807	$45,638	$27,923	$4,741	$137,154

	Three Months Ended March 31, 2015

	Commercial Lending

	Commercial
	and	Commercial		Lease
(dollars in thousands)	Industrial	Real Estate	Construction	Financing	Residential	Consumer	Unallocated	Total
Allowance for loan and lease losses:
Balance at beginning of period	$31,835	$16,320	$4,725	$1,089	$44,858	$27,041	$8,931	$134,799
Charge-offs	—	—	—	—	(73)	(3,925)	—	(3,998)
Recoveries	171	188	—	—	420	1,518	—	2,297
Increase (decrease) in Provision	222	—	(1,071)	(79)	66	1,998	1,464	2,600

Balance at end of period	$32,228	$16,508	$3,654	$1,010	$45,271	$26,632	$10,395	$135,698

FIRST HAWAIIAN COMBINED

NOTES TO CONDENSED COMBINED FINANCIAL STATEMENTS (Continued)

(Unaudited)

4. Allowance for Loan and Lease Losses (Continued)

          The disaggregation of the Allowance and recorded investment in loans by impairment methodology as of March 31, 2016 and December 31, 2015 were as follows:

	March 31, 2016

	Commercial Lending

	Commercial
	and	Commercial		Lease
(dollars in thousands)	Industrial	Real Estate	Construction	Financing	Residential	Consumer	Unallocated	Total
Allowance for loan and lease losses:
Individually evaluated for impairment	$—	$—	$—	$—	$596	$—	$—	$596
Collectively evaluated for impairment	35,027	18,504	4,514	807	45,042	27,923	4,741	136,558

Balance at end of period	$35,027	$18,504	$4,514	$807	$45,638	$27,923	$4,741	$137,154

Loans and leases:
Individually evaluated for impairment	$32,096	$5,635	$565	$178	$22,843	$—	$—	$61,317
Collectively evaluated for impairment	3,165,077	2,141,497	420,542	190,860	3,564,019	1,419,326	—	10,901,321

Balance at end of period	$3,197,173	$2,147,132	$421,107	$191,038	$3,586,862	$1,419,326	$—	$10,962,638

	December 31, 2015

	Commercial Lending

	Commercial
	and	Commercial		Lease
(dollars in thousands)	Industrial	Real Estate	Construction	Financing	Residential	Consumer	Unallocated	Total
Allowance for loan and lease losses:
Individually evaluated for impairment	$—	$—	$—	$—	$592	$—	$—	$592
Collectively evaluated for impairment	34,025	18,489	3,793	888	45,507	28,385	3,805	134,892

Balance at end of period	$34,025	$18,489	$3,793	$888	$46,099	$28,385	$3,805	$135,484

Loans and leases:
Individually evaluated for impairment	$15,845	$5,787	$—	$181	$22,334	$—	$—	$44,147
Collectively evaluated for impairment	3,041,610	2,158,661	367,460	198,498	3,510,093	1,401,561	—	10,677,883

Balance at end of period	$3,057,455	$2,164,448	$367,460	$198,679	$3,532,427	$1,401,561	$—	$10,722,030

Credit Quality

          The Company performs an internal loan review and grading on an ongoing basis. The review provides management with periodic information as to the quality of the loan portfolio and effectiveness of its lending policies and procedures. The objective of the loan review and grading procedures is to identify, in a timely manner, existing or emerging credit quality problems so that appropriate steps can be initiated to avoid or minimize future losses.

          Loans subject to grading include: commercial and industrial loans, commercial and standby letters of credit, installment loans to businesses or individuals for business and commercial purposes, commercial real estate loans, overdraft lines of credit, commercial credit cards, and other credits as may be determined. Loans which are not subject to grading include loans that are 100% sold with no recourse to the Company, consumer installment loans, indirect automobile loans,

FIRST HAWAIIAN COMBINED

NOTES TO CONDENSED COMBINED FINANCIAL STATEMENTS (Continued)

(Unaudited)

4. Allowance for Loan and Lease Losses (Continued)

consumer credit cards, business credit cards, home equity lines of credit and residential mortgage loans.

          Residential and consumer loans are underwritten primarily on the basis of credit bureau scores, debt-service-to-income ratios, and collateral quality and loan to value ratios.

          A credit risk rating system is used to determine loan grade and is based on borrower credit risk and transactional risk. The loan grading process is a mechanism used to determine the risk of a particular borrower and is based on the following eight factors of a borrower: character, earnings and operating cash flow, asset and liability structure, debt capacity, financial reporting, management and controls, borrowing entity, and industry and operating environment.

          Pass — "Pass" (uncriticized loans) and leases, are not considered to carry greater than normal risk. The borrower has the apparent ability to satisfy obligations to the Company, and therefore no loss in ultimate collection is anticipated.

          Special Mention — Loans and leases that have potential weaknesses that deserves management's close attention. If left uncorrected, these potential weaknesses may result in deterioration of the repayment prospects for assets or in the institution's credit position at some future date. Special mention assets are not adversely classified and do not expose an institution to sufficient risk to warrant adverse classification.

          Substandard — Loans and leases that are inadequately protected by the current financial condition and paying capacity of the obligor or by any collateral pledged. Loans and leases so classified must have a well-defined weakness or weaknesses that jeopardize the collection of the debt. They are characterized by the distinct possibility that the bank may sustain some loss if the deficiencies are not corrected.

          Loss — Loans and leases classified as loss are considered uncollectible and of such little value that their continuance as an asset is not warranted. This classification does not mean that the loan or lease has absolutely no recovery or salvage value, but rather that it is not practical or desirable to defer writing off this basically worthless asset even though partial recovery may be effected in the future.

          The credit risk profiles by internally assigned grade for loans and leases as of March 31, 2016 and December 31, 2015 were as follows:

	March 31, 2016

	Commercial	Commercial		Lease
(dollars in thousands)	and Industrial	Real Estate	Construction	Financing	Total
Grade:
Pass	$3,119,538	$2,090,736	$418,672	$190,842	$5,819,788
Special mention	44,379	37,156	1,133	18	82,686
Substandard	29,482	19,240	1,302	—	50,024
Doubtful	3,774	—	—	178	3,952

Total	$3,197,173	$2,147,132	$421,107	$191,038	$5,956,450

FIRST HAWAIIAN COMBINED

NOTES TO CONDENSED COMBINED FINANCIAL STATEMENTS (Continued)

(Unaudited)

4. Allowance for Loan and Lease Losses (Continued)

	December 31, 2015

	Commercial	Commercial		Lease
(dollars in thousands)	and Industrial	Real Estate	Construction	Financing	Total
Grade:
Pass	$2,995,180	$2,119,933	$366,695	$198,296	$5,680,104
Special mention	46,097	24,695	765	28	71,585
Substandard	12,220	19,682	—	174	32,076
Doubtful	3,958	138	—	181	4,277

Total	$3,057,455	$2,164,448	$367,460	$198,679	$5,788,042

          There were no loans and leases graded as Loss as of March 31, 2016 and December 31, 2015.

          The credit risk profiles based on payment activity for loans and leases that were not subject to loan grading as of March 31, 2016 and December 31, 2015 were as follows:

	March 31, 2016

(dollars in thousands)	Residential	Consumer	Consumer — Auto	Credit Cards	Total
Performing	$3,569,248	$236,703	$829,601	$337,659	$4,973,211
Nonperforming and delinquent	17,614	2,798	9,009	3,556	32,977

Total	$3,586,862	$239,501	$838,610	$341,215	$5,006,188

	December 31, 2015

(dollars in thousands)	Residential	Consumer	Consumer — Auto	Credit Cards	Total
Performing	$3,507,756	$236,207	$794,692	$350,962	$4,889,617
Nonperforming and delinquent	24,671	2,691	13,265	3,744	44,371

Total	$3,532,427	$238,898	$807,957	$354,706	$4,933,988

Impaired and Nonaccrual Loans and Leases

          The Company evaluates certain loans and leases individually for impairment. A loan or lease is considered to be impaired when it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan or lease. An allowance for impaired commercial loans, including commercial real estate and construction loans, is measured based on the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's observable market price or the estimated fair value of the collateral, less any selling costs, if the loan is collateral dependent. An allowance for impaired residential loans is measured based on the estimated fair value of the collateral, less any selling costs. Management exercises significant judgment in developing these estimates.

FIRST HAWAIIAN COMBINED

NOTES TO CONDENSED COMBINED FINANCIAL STATEMENTS (Continued)

(Unaudited)

4. Allowance for Loan and Lease Losses (Continued)

          The Company generally places a loan on nonaccrual status when management believes that collection of principal or interest has become doubtful or when a loan or lease becomes 90 days past due as to principal or interest, unless it is well secured and in the process of collection.

          It is the Company's policy to charge off a loan when the facts indicate that the loan is considered uncollectible.

          The aging analyses of past due loans and leases as of March 31, 2016 and December 31, 2015 were as follows:

	March 31, 2016

	Accruing Loans and Leases

			Greater				Total Non
			Than or			Total	Accruing
	30 - 59	60 - 89	Equal to			Accruing	Loans
	Days	Days	90 Days	Total		Loans and	and	Total
(dollars in thousands)	Past Due	Past Due	Past Due	Past Due	Current	Leases	Leases	Outstanding
Commercial and industrial	$1,177	$—	$198	$1,375	$3,192,024	$3,193,399	$3,774	$3,197,173
Commercial real estate	300	—	—	300	2,146,832	2,147,132	—	2,147,132
Construction	—	324	—	324	420,783	421,107	—	421,107
Lease financing	—	—	—	—	190,860	190,860	178	191,038
Residential	4,486	544	2,103	7,133	3,569,248	3,576,381	10,481	3,586,862
Consumer	10,974	2,576	1,813	15,363	1,403,963	1,419,326	—	1,419,326

Total	$16,937	$3,444	$4,114	$24,495	$10,923,710	$10,948,205	$14,433	$10,962,638

	December 31, 2015

	Accruing Loans and Leases

			Greater				Total Non
			Than or			Total	Accruing
	30 - 59	60 - 89	Equal to			Accruing	Loans
	Days	Days	90 Days	Total		Loans and	and	Total
(dollars in thousands)	Past Due	Past Due	Past Due	Past Due	Current	Leases	Leases	Outstanding
Commercial and industrial	$198	$72	$2,496	$2,766	$3,050,731	$3,053,497	$3,958	$3,057,455
Commercial real estate	—	190	161	351	2,163,959	2,164,310	138	2,164,448
Construction	—	—	—	—	367,460	367,460	—	367,460
Lease financing	41	—	174	215	198,283	198,498	181	198,679
Residential	10,143	1,447	737	12,327	3,507,756	3,520,083	12,344	3,532,427
Consumer	15,191	3,056	1,454	19,701	1,381,860	1,401,561	—	1,401,561

Total	$25,573	$4,765	$5,022	$35,360	$10,670,049	$10,705,409	$16,621	$10,722,030

FIRST HAWAIIAN COMBINED

NOTES TO CONDENSED COMBINED FINANCIAL STATEMENTS (Continued)

(Unaudited)

4. Allowance for Loan and Lease Losses (Continued)

          The total carrying amounts and the total unpaid principal balances of impaired loans and leases as of March 31, 2016 and December 31, 2015 were as follows:

	March 31, 2016

(dollars in thousands)	Recorded Investment	Unpaid Principal Balance	Related Allowance
Impaired loans with no related allowance recorded:
Commercial and industrial	$32,096	$32,688	$—
Commercial real estate	5,635	5,635	—
Construction	565	565
Lease financing	178	178	—
Residential	13,970	15,363	—

Total	$52,444	$54,429	$—

Impaired loans with a related allowance recorded:
Residential	$8,873	$8,926	$596

Total	$8,873	$8,926	$596

Total impaired loans
Commercial and industrial	$32,096	$32,688	$—
Commercial real estate	5,635	5,635	—
Construction	565	565	—
Lease financing	178	178	—
Residential	22,843	24,289	596

Total	$61,317	$63,355	$596

	December 31, 2015

(dollars in thousands)	Recorded Investment	Unpaid Principal Balance	Related Allowance
Impaired loans with no related allowance recorded:
Commercial and industrial	$15,845	$16,516	$—
Commercial real estate	5,787	5,853	—
Lease financing	181	181	—
Residential	15,247	16,692	—

Total	$37,060	$39,242	$—

Impaired loans with a related allowance recorded:
Residential	$7,087	$7,140	$592

Total	$7,087	$7,140	$592

Total impaired loans
Commercial and industrial	$15,845	$16,516	$—
Commercial real estate	5,787	5,853	—
Lease financing	181	181	—
Residential	22,334	23,832	592

Total	$44,147	$46,382	$592

FIRST HAWAIIAN COMBINED

NOTES TO CONDENSED COMBINED FINANCIAL STATEMENTS (Continued)

(Unaudited)

4. Allowance for Loan and Lease Losses (Continued)

          The following table provides information with respect to the Company's average balances, and of interest income recognized from, impaired loans for the three months ended March 31, 2016 and 2015:

	March 31, 2016		March 31, 2015

(dollars in thousands)	Average Recorded Investment	Interest Income Recognized	Average Recorded Investment	Interest Income Recognized
Impaired loans with no related allowance recorded:
Commercial and industrial	$23,971	$313	$16,011	$145
Commercial real estate	5,711	144	4,437	23
Construction	283	8	4,570	38
Lease financing	180	—	187	—
Residential	13,706	131	22,473	102

Total	$43,851	$596	$47,678	$308

Impaired loans with a related allowance recorded:
Commercial and industrial	$—	$—	$934	$9
Commercial real estate	—	—	1,400	21
Residential	8,883	91	6,262	58

Total	$8,883	$91	$8,596	$88

Total impaired loans
Commercial and industrial	$23,971	$313	$16,945	$154
Commercial real estate	5,711	144	5,837	44
Construction	283	8	4,570	38
Lease financing	180	—	187	—
Residential	22,589	222	28,735	160

Total	$52,734	$687	$56,274	$396

Modifications

          Commercial and industrial loans modified in a troubled debt restructuring ("TDR") often involve temporary interest-only payments, term extensions, and converting revolving credit lines to term loans. Additional collateral, a co-borrower, or a guarantor is often requested. Commercial real estate and construction loans modified in a TDR often involve reducing the interest rate for the remaining term of the loan, extending the maturity date at an interest rate lower than the current market rate for new debt with similar risk, or substituting or adding a new borrower or guarantor. Construction loans modified in a TDR may also involve extending the interest-only payment period. Lease financing modifications generally involve a short-term forbearance period, usually about three months, after which the missed payments are added to the end of the lease term, thereby extending the maturity date. Interest continues to accrue on the missed payments and as a result, the effective yield on the lease remains unchanged. As the forbearance period usually involves an insignificant payment delay, lease financing modifications typically do not meet the reporting criteria

FIRST HAWAIIAN COMBINED

NOTES TO CONDENSED COMBINED FINANCIAL STATEMENTS (Continued)

(Unaudited)

4. Allowance for Loan and Lease Losses (Continued)

for a TDR. Residential real estate loans modified in a TDR are primarily comprised of loans where monthly payments are lowered to accommodate the borrowers' financial needs for a period of time, normally two years. During that time, the borrower's entire monthly payment is applied to principal. After the lowered monthly payment period ends, the borrower reverts back to paying principal and interest per the original terms with the maturity date adjusted accordingly. Generally, consumer loans are not classified as a TDR as they are normally charged off upon reaching a predetermined delinquency status that ranges from 120 to 180 days and varies by product type.

          Loans modified in a TDR are typically already on nonaccrual status and partial charge-offs have in some cases already been taken against the outstanding loan balance. Loans modified in a TDR will have to be evaluated for impairment. As a result, this may have a financial effect of increasing the specific Allowance associated with the loan. An Allowance for impaired commercial loans, including commercial real estate and construction loans, that have been modified in a TDR is measured based on the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's observable market price, or the estimated fair value of the collateral, less any selling costs, if the loan is collateral dependent. An Allowance for impaired residential loans that have been modified in a TDR is measured based on the estimated fair value of the collateral, less any selling costs. Management exercises significant judgment in developing these estimates.

          The following presents, by class, information related to loans modified in a TDR as of March 31, 2016 and 2015:

	March 31, 2016				March 31, 2015

(dollars in thousands)	Number of Contracts	Unpaid Principal Pre- Modification	Unpaid Principal Post- Modification	Related Allowance	Number of Contracts	Unpaid Principal Pre- Modification	Unpaid Principal Post- Modification	Related Allowance
Commercial and industrial	8	$28,322	$28,322	$—	5	$13,576	$13,576	$6
Commercial real estate	4	5,635	5,635	—	4	3,442	3,442	51
Construction	1	565	565	—	1	3,003	3,003	—
Residential	27	14,983	14,383	596	25	14,698	13,865	599

Total	40	$49,505	$48,905	$596	35	$34,719	$33,886	$656

          Loans modified in a TDR during the three months ended March 31, 2016 included three commercial and industrial loans of $17.3 million, one construction loan of $0.6 million, and six residential loans of $2.4 million. Loans modified in a TDR during the three months ended March 31, 2015 included two residential loans of $0.8 million.

          The Company had total loan and lease commitments including standby letters of credit of $5.2 billion as of both March 31, 2016 and December 31, 2015. Of the $5.2 billion at March 31, 2016, there were commitments of $4.3 million related to borrowers who had loan terms modified in

FIRST HAWAIIAN COMBINED

NOTES TO CONDENSED COMBINED FINANCIAL STATEMENTS (Continued)

(Unaudited)

4. Allowance for Loan and Lease Losses (Continued)

a TDR. Of the $5.2 billion at December 31, 2015, there were no commitments to borrowers who had loan terms modified in a TDR.

          The following presents, by class, loans modified in TDRs that experienced a payment default of 30 days or more for the three months ended March 31, 2016 and 2015 and for which the payment default occurred within one year since the modification:

	March 31, 2016		March 31, 2015

(dollars in thousands)	Number of Contracts	Recorded Investment	Number of Contracts	Recorded Investment
Commercial and industrial(1)	2	$5,251	—	$—
Residential(2)	5	1,660	8	2,849

Total	7	$6,911	8	$2,849

(1)
For the three months ended March 31, 2016, both commercial and industrial loans that subsequently defaulted were refinanced.

(2)
For the three months ended March 31, 2016, all 5 residential real estate loans that subsequently defaulted were modified by reducing interest rates, increasing amortizations, and deferring principal payments. For the three months ended March 31, 2015, all 8 residential real estate loans that subsequently defaulted were modified by reducing interest rates, increasing amortizations, and deferring principal payments.

5. Other Assets

          The Company had $15.1 million and $16.0 million in affordable housing and other tax credit investment partnership interests as of March 31, 2016 and December 31, 2015, respectively, included in other assets on the condensed combined balance sheets. The amount of amortization of such investments reported in the provision for income taxes was $0.9 million and $0.8 million of tax credits for the three months ended March 31, 2016 and 2015, respectively.

          Nonmarketable equity securities include FHLB stock, which the Company holds to meet regulatory requirements. As a member of the FHLB system, the Company is required to maintain a minimum level of investment in FHLB non-publicly traded stock based on specific percentages of the Company's total assets and outstanding advances in accordance with the FHLB's capital plan which may be amended or revised periodically. Amounts in excess of the required minimum may be transferred at par to another member institution subject to prior approval of the FHLB. Excess stock may also be sold to the FHLB subject to a 5-year redemption notice period and at the sole discretion of the FHLB. These securities are accounted for under the cost method. These investments are considered long-term investments by management and accordingly, the ultimate recoverability of its par value is considered rather than considering temporary declines in value. The investment in FHLB stock at both March 31, 2016 and December 31, 2015 was $10.1 million and was included in other assets on the condensed combined balance sheets.

6. Transfers of Financial Assets

          The Company's transfers of financial assets with continuing interest as of March 31, 2016 and December 31, 2015, included pledges of collateral to secure public deposits and repurchase

FIRST HAWAIIAN COMBINED

NOTES TO CONDENSED COMBINED FINANCIAL STATEMENTS (Continued)

(Unaudited)

6. Transfers of Financial Assets (Continued)

agreements, FHLB and FRB borrowing capacity, automated clearing house ("ACH") transactions, and interest rate swaps.

          For repurchase agreements and public deposits, the Company enters into trilateral agreements with the entity and safekeeper to pledge investment securities as collateral in the event of default. For transfers of assets with the FHLB and the FRB, the Company enters into bilateral agreements to pledge loans and investment securities as collateral to secure borrowing capacity. For ACH transactions, the Company enters into bilateral agreements to collateralize possible daylight overdrafts. For interest rate swaps, the Company enters into bilateral agreements to pledge collateral when either party is in a negative market position to mitigate counterparty risk. No counterparties have the right to re-pledge the collateral.

          The carrying amounts of the assets pledged as collateral as of March 31, 2016 and December 31, 2015 were:

(dollars in thousands)	2016	2015
Public deposits	$2,722,203	$2,704,686
Federal Home Loan Bank	1,931,688	2,537,665
Federal Reserve Bank	824,221	814,177
Repurchase agreements	237,740	237,699
ACH transactions	151,336	151,330
Interest rate swaps	50,818	29,436

Total	$5,918,006	$6,474,993

          As the Company did not enter into reverse repurchase agreements, no collateral was accepted as of March 31, 2016 and December 31, 2015. In addition, no debt was extinguished by in-substance defeasance.

          A disaggregation of the gross amount of recognized liabilities for repurchase agreements by the class of collateral pledged as of March 31, 2016 and December 31, 2015 was as follows:

	March 31, 2016

	Remaining Contractual Maturity of the Agreements

(dollars in thousands)	Up to 30 days	30-90 days	Greater than 90 days	Total
Collateralized mortgage obligations:
Government agency	$—	$181,672	$32,000	$213,672
Government-sponsored enterprises	—	579	1,200	1,779

Gross amount of recognized liabilities for repurchase agreements in Note 8	$—	$182,251	$33,200	$215,451

FIRST HAWAIIAN COMBINED

NOTES TO CONDENSED COMBINED FINANCIAL STATEMENTS (Continued)

(Unaudited)

6. Transfers of Financial Assets (Continued)

	December 31, 2015

	Remaining Contractual Maturity of the Agreements

(dollars in thousands)	Up to 30 days	30-90 days	Greater than 90 days	Total
Non-government asset-backed securities	$92	$92	$—	$184
Collateralized mortgage obligations:
Government agency	768	—	170,669	171,437
Government-sponsored enterprises	5,340	4,908	34,282	44,530

Gross amount of recognized liabilities for repurchase agreements in Note 8	$6,200	$5,000	$204,951	$216,151

7. Deposits

          As of March 31, 2016 and December 31, 2015, deposits were categorized as interest-bearing or noninterest-bearing as follows:

(dollars in thousands)	March 31, 2016	December 31, 2015
U.S.:
Interest-bearing	$10,021,025	$10,111,319
Noninterest-bearing	4,862,206	4,801,370
Foreign:
Interest-bearing	618,069	618,776
Noninterest-bearing	553,151	530,459

Total deposits	$16,054,451	$16,061,924

FIRST HAWAIIAN COMBINED

NOTES TO CONDENSED COMBINED FINANCIAL STATEMENTS (Continued)

(Unaudited)

7. Deposits (Continued)

          The following table presents the maturity distribution of time certificates of deposits as of March 31, 2016:

(dollars in thousands)	$250,000 or More	Under $250,000	Total
Three months or less	$1,366,628	$231,710	$1,598,338
Over three through six months	774,649	211,840	986,489
Over six through twelve months	444,069	384,974	829,043
One to two years	57,259	86,907	144,166
Two to three years	32,445	114,308	146,753
Three to four years	28,679	107,790	136,469
Four to five years	41,978	92,450	134,428
Thereafter	—	112	112

Total	$2,745,707	$1,230,091	$3,975,798

          Time certificates of deposit in denominations of $250,000 or more, in the aggregate, were $2.7 billion and $2.6 billion as of March 31, 2016 and December 31, 2015, respectively. Overdrawn deposit accounts are classified as loans and totaled $1.9 million and $3.0 million at March 31, 2016 and December 31, 2015, respectively.

8. Short-Term Borrowings

          At March 31, 2016 and December 31, 2015, short-term borrowings were comprised of the following:

(dollars in thousands)	March 31, 2016	December 31, 2015
Federal funds purchased	$—	$—
Securities sold under agreements to repurchase	215,451	216,151

Total short-term borrowings	$215,451	$216,151

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NOTES TO CONDENSED COMBINED FINANCIAL STATEMENTS (Continued)

(Unaudited)

8. Short-Term Borrowings (Continued)

          The table below provides selected information for short-term borrowings for the three months ended March 31, 2016 and 2015:

(dollars in thousands)	2016	2015
Federal funds purchased:
Weighted-average interest rate at March 31	—%	—%
Highest month-end balance	$—	$8,000
Average outstanding balance	$165	$10,477
Weighted-average interest rate paid	0.04%	0.01%
Securities sold under agreements to repurchase:
Weighted-average interest rate at March 31	0.19%	0.06%
Highest month-end balance	$235,451	$520,740
Average outstanding balance	$223,772	$376,824
Weighted-average interest rate paid	0.03%	0.01%

          The Company treats securities sold under agreements to repurchase as collateralized financings. The Company reflects the obligations to repurchase the identical securities sold as liabilities, with the dollar amount of securities underlying the agreements remaining in the asset accounts. Generally, for these types of agreements, there is a requirement that collateral be maintained with a market value equal to or in excess of the principal amount loaned. As such, the collateral pledged may be increased or decreased over time to meet contractual obligations. The securities underlying the agreements to repurchase are held in collateral accounts with a third-party custodian. At March 31, 2016, the weighted-average remaining maturity of these agreements was 94 days, with maturities as follows:

(dollars in thousands)	Amount Maturing
Less than 30 days	$—
30 through 90 days	182,251
Over 90 days	33,200

Total	$215,451

          At March 31, 2016, the Company had $636 million, $1.4 billion, and $588 million in lines of credit available from other U.S. financial institutions, the FHLB, and the FRB, respectively. None of the lines available were drawn upon as of March 31, 2016.

9. Accumulated Other Comprehensive Income (Loss)

          Accumulated other comprehensive income (loss) is defined as the change in stockholder's equity from all transactions other than those with stockholders, and is comprised of net income and other comprehensive income (loss). The Company's significant items of accumulated other comprehensive income (loss) are pension and other benefits, net unrealized gains or losses on securities available for sale and net unrealized gains or losses on cash flow derivative hedges.

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NOTES TO CONDENSED COMBINED FINANCIAL STATEMENTS (Continued)

(Unaudited)

9. Accumulated Other Comprehensive Income (Loss) (Continued)

          Changes in accumulated other comprehensive income (loss) for the three months ended March 31, 2016 and 2015 are presented below:

Three Months Ended March 31, 2016 (dollars in thousands)	Pre-tax Amount	Income Tax Benefit (Expense)	Net of Tax
Accumulated other comprehensive loss at December 31, 2015	$(84,722)	$33,463	$(51,259)
Securities available for sale:
Unrealized net gains arising during the period	80,910	(31,958)	48,952
Reclassification of net gains to net income:
Net gains on securities available for sale	(25,728)	10,164	(15,564)

Net change in unrealized gains on securities available for sale	55,182	(21,794)	33,388

Cash flow derivative hedges:
Unrealized net losses on cash flow derivative hedges arising during the period	(829)	327	(502)

Net change in unrealized losses on cash flow derivative hedges	(829)	327	(502)

Other comprehensive income	54,353	(21,467)	32,886

Accumulated other comprehensive loss at March 31, 2016	$(30,369)	$11,996	$(18,373)

Three months ended March 31, 2015: (dollars in thousands)	Pre-tax Amount	Income Tax Benefit (Expense)	Net of Tax
Accumulated other comprehensive loss at December 31, 2014	$(85,048)	$33,591	$(51,457)
Securities available for sale:
Unrealized net gains arising during the period	32,441	(12,814)	19,627
Reclassification of net gains to net income:
Net gains on securities available for sale	(5,003)	1,976	(3,027)

Net change in unrealized gains on securities available for sale	27,438	(10,838)	16,600

Cash flow derivative hedges:
Unrealized net losses on cash flow derivative hedges arising during the period	(1,013)	400	(613)

Net change in unrealized losses on cash flow derivative hedges	(1,013)	400	(613)

Other comprehensive income	26,425	(10,438)	15,987

Accumulated other comprehensive loss at March 31, 2015	$(58,623)	$23,153	$(35,470)

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NOTES TO CONDENSED COMBINED FINANCIAL STATEMENTS (Continued)

(Unaudited)

9. Accumulated Other Comprehensive Income (Loss) (Continued)

          The following table summarizes changes in accumulated other comprehensive loss, net of tax:

(dollars in thousands)	Pension and Other Benefits	Unrealized Gains (Losses) on Securities Available for Sale	Unrealized Gains (Losses) on Cash Flow Derivative Hedges	Total Accumulated Other Comprehensive Loss
Three months ended March 31, 2016
Balance at beginning of period	$(26,883)	$(25,106)	$730	$(51,259)
Other comprehensive income (loss)	—	33,388	(502)	32,886

Balance at end of period	$(26,883)	$8,282	$228	$(18,373)

Three months ended March 31, 2015
Balance at beginning of period	$(35,869)	$(15,533)	$(55)	$(51,457)
Other comprehensive income (loss)	—	16,600	(613)	15,987

Balance at end of period	$(35,869)	$1,067	$(668)	$(35,470)

10. Regulatory Capital Requirements

          The Company and the Bank are subject to various regulatory capital requirements imposed by Federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary actions by regulators, that, if undertaken, could have a direct material effect on the Company's and the Bank's operating activities and financial condition. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and Bank must meet specific capital guidelines that involve quantitative measures of its assets and certain off-balance-sheet items. The capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

          Quantitative measures established by regulation to ensure capital adequacy require the Company and Bank to maintain minimum amounts and ratios of Common Equity Tier 1 ("CET1"), Tier 1 and total capital to risk-weighted assets, as well as a minimum leverage ratio.

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NOTES TO CONDENSED COMBINED FINANCIAL STATEMENTS (Continued)

(Unaudited)

10. Regulatory Capital Requirements (Continued)

          The table below sets forth those ratios at March 31, 2016 and December 31, 2015:

	First Hawaiian Combined		First Hawaiian Bank		Minimum	Well-
	Actual		Actual		Capital	Capitalized

(dollars in thousands)	Amount	Ratio	Amount	Ratio	Ratio(1)	Ratio(1)
March 31, 2016:
Common equity tier 1 capital to risk-weighted assets	$1,494,608	12.55%	$1,490,383	12.52%	5.125%	6.50%
Tier 1 capital to risk-weighted assets	1,494,615	12.55	1,490,390	12.52	6.625	8.00
Total capital to risk-weighted assets	1,632,369	13.71	1,628,144	13.67	8.625	10.00
Tier 1 capital to average assets (leverage ratio)	1,494,615	8.18	1,490,390	8.16	4.000	5.00

December 31, 2015:
Common equity tier 1 capital to risk-weighted assets	$1,792,701	15.31%	$1,782,961	15.24%	4.500%	6.50%
Tier 1 capital to risk-weighted assets	1,792,708	15.31	1,782,968	15.24	6.000	8.00
Total capital to risk-weighted assets	1,928,792	16.48	1,919,052	16.40	8.000	10.00
Tier 1 capital to average assets (leverage ratio)	1,792,708	9.84	1,782,968	9.80	4.000	5.00

(1)
As defined by the regulations issued by the FRB, Office of the Comptroller of the Currency, and FDIC.

          Total stockholder's equity was $2.5 billion as of March 31, 2016, a decrease of $265.2 million or 10% from December 31, 2015. The change in stockholder's equity was primarily due to distributions of $363.6 million made in connection with the Reorganization Transactions. This was partially offset by earnings for the three months ended March 31, 2016 of $65.5 million.

          A new capital conservation buffer, comprised of common equity Tier 1 capital, was established above the regulatory minimum capital requirements. This capital conservation buffer was phased in beginning January 1, 2016 at 0.625% of risk- weighted assets and will increase each subsequent year by an additional 0.625% until reaching its final level of 2.5% on January 1, 2019. As of March 31, 2016, under the bank regulatory capital guidelines, the Company and Bank are both classified as well-capitalized.

11. Income Taxes

          The effective tax rate was 37.6 percent and 37.7 percent for the three months ended March 31, 2016 and 2015, respectively.

          The Company is subject to examination by the Internal Revenue Service ("IRS") and tax authorities in states in which the Company has significant business operations. The tax years under examination and open for examination vary by jurisdiction. There are currently no federal examinations under way; however, refund claims and tax returns for certain years are being reviewed by state jurisdictions. No material unanticipated adjustments were made by the IRS in any

FIRST HAWAIIAN COMBINED

NOTES TO CONDENSED COMBINED FINANCIAL STATEMENTS (Continued)

(Unaudited)

11. Income Taxes (Continued)

of the years most recently examined and the Company does not expect any significant audit developments in the next 12 months. The Company's income tax returns for 2012 and subsequent tax years generally remain subject to examination by U.S. federal and state taxing authorities, and 2012 and subsequent years are subject to examination by foreign jurisdictions.

          A reconciliation of the amount of unrecognized tax benefits is as follows for the three months ended March 31, 2016 and 2015:

	March 31, 2016			March 31, 2015

(dollars in thousands)	Total	Tax	Interest and Penalties	Total	Tax	Interest and Penalties
Balance at January 1	$8,838	$5,903	$2,935	$8,720	$5,748	$2,972
Additions for current year tax positions	117	117	—	207	207	—
Additions for prior years' tax positions:
Accrual of interest and penalties	32	—	32	54	—	54
Other	—	—	—	140	112	28
Reductions for prior years' tax positions:
Expiration of statute of limitations	(248)	(176)	(72)	(216)	(156)	(60)

Balance at March 31	$8,739	$5,844	$2,895	$8,905	$5,911	$2,994

          Included in the balance of unrecognized tax benefits for the three months ended March 31, 2016 and 2015, is $6.5 million and $6.6 million, respectively, of tax benefits that, if recognized, would impact the effective tax rate.

          It is reasonably possible that the amount of unrecognized tax benefits as of March 31, 2016, may decrease during the remainder of 2016 by $0.5 million each for tax and accrued interest and penalties as a result of the expiration of the statute of limitations in various states.

          The Company recognizes interest and penalties attributable to both uncertain tax positions and undisputed tax adjustments in income tax expense. For the three months ended March 31, 2016 and 2015, the Company recorded $0.1 million and nil of net expense attributable to interest and penalties. The Company had a liability of $5.1 million and $5.0 million as of March 31, 2016 and December 31, 2015, respectively, accrued for interest and penalties, of which $2.9 million as of both March 31, 2016 and December 31, 2015 were attributable to unrecognized tax benefits relating to uncertain tax positions, and the remainder was attributable to tax adjustments which are not expected to be in dispute.

12. Derivative Financial Instruments

          The Company enters into derivative contracts primarily to manage its interest rate risk, as well as for customer accommodation purposes. Derivatives used for risk management purposes consist of interest rate swaps that are designated as either a fair value hedge or a cash flow hedge. The

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NOTES TO CONDENSED COMBINED FINANCIAL STATEMENTS (Continued)

(Unaudited)

12. Derivative Financial Instruments (Continued)

derivatives are recognized on the unaudited interim condensed combined balance sheets as either assets or liabilities at fair value. Derivatives entered into for customer accommodation purposes consist of interest rate lock commitments, various free-standing interest rate derivative products and foreign exchange contracts. The Company is party to master netting arrangements with its financial institution counterparties; however, the Company does not offset assets and liabilities under these arrangements for financial statement presentation purposes.

          The following table summarizes notional amounts and fair values of derivatives held by the Company as of March 31, 2016 and December 31, 2015:

	March 31, 2016			December 31, 2015

		Fair Value			Fair Value

(dollars in thousands)	Notional Amount	Asset Derivatives(1)	Liability Derivatives(2)	Notional Amount	Asset Derivatives(1)	Liability Derivatives(2)
Derivatives designated as hedging instruments:
Interest rate swaps	$205,328	$—	$(10,852)	$232,867	$—	$(8,996)
Derivatives not designated as hedging instruments:
Interest rate swaps	854,921	21,104	(24,612)	682,621	10,909	(14,126)
Funding swap	34,565	—	(8,828)	—	—	—
Foreign exchange contracts	5,793	139	(6)	4,821	93	—

(1)
The positive fair value of derivative assets are included in other assets.

(2)
The negative fair value of derivative liabilities are included in other liabilities.

          As of March 31, 2016, the Company pledged $18.3 million in financial instruments and $32.5 million in cash as collateral for interest rate swaps. As of December 31, 2015, the Company pledged $13.8 million in financial instruments and $15.6 million in cash as collateral for interest rate swaps.

Fair Value Hedges

          To protect the Company's net interest margin, interest rate swaps are utilized to hedge certain fixed-rate loans. These swaps have maturity, amortization and prepayment features that correspond to the loans hedged, and are designated and qualify as fair value hedges. Any gain or loss on the swaps, as well as the offsetting loss or gain on the hedged item attributable to the hedged risk, are recognized in current earnings.

          At March 31, 2016, the Company carried interest rate swaps with notional amounts totaling $55.3 million with a positive fair value of nil and fair value losses of $3.5 million that were categorized as fair value hedges for commercial loans and commercial real estate loans. The Company received 6-month LIBOR and paid fixed rates ranging from 2.59% to 5.70%. At December 31, 2015, the Company carried interest rate swaps with notional amounts totaling $82.9 million with a positive fair value of nil and fair value losses of $2.4 million that were categorized as fair value hedges for commercial loans and commercial real estate loans.

FIRST HAWAIIAN COMBINED

NOTES TO CONDENSED COMBINED FINANCIAL STATEMENTS (Continued)

(Unaudited)

12. Derivative Financial Instruments (Continued)

          The following table shows the net gains and losses recognized in income related to derivatives in fair value hedging relationships for the three months ended March 31, 2016 and 2015:

	March 31, 2016

(dollars in thousands)	2016	2015
Losses recorded in net interest income	$(397)	$(863)
Gains (losses) recorded in noninterest income:
Recognized on derivatives	(988)	(1,042)
Recognized on hedged item	1,079	1,227

Net gains recognized on fair value hedges (ineffective portion)	91	185

Net losses recognized on fair value hedges	$(306)	$(678)

Cash Flow Hedges

          The Company utilizes short-term fixed-rate liability swaps to reduce exposure to interest rates associated with short-term fixed-rate liabilities. The Company enters into interest rate swaps paying fixed rates and receiving LIBOR. The LIBOR index will correspond to the short-term fixed-rate nature of the liabilities being hedged. If interest rates rise, the increase in interest received on the swaps will offset increases in interest costs associated with these liabilities. By hedging with interest rate swaps, the Company minimizes the adverse impact on interest expense associated with increasing rates on short-term liabilities.

          The liability swaps are designated and qualify as cash flow hedges. The effective portion of the gain or loss on the liability swaps is reported as a component of other comprehensive income and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. There were no recognized expenses related to the ineffective portion of the change in fair value of derivatives designated as a hedge for both the three months ended March 31, 2016 and 2015.

          As of March 31, 2016 and December 31, 2015, the Company carried two interest rate swaps with notional amounts totaling $150.0 million, with fair value losses of $7.4 million as of March 31, 2016 and $6.6 million as of December 31, 2015, in order to reduce exposure to interest rate increases associated with short-term fixed-rate liabilities. The swaps mature in 2018. The Company received 6-month LIBOR and paid fixed rates ranging from 2.98% to 3.03%. The liability swaps resulted in fair value losses of $0.8 million and fair value gains of $1.2 million as of March 31, 2016 and December 31, 2015, respectively. The liability swaps resulted in net interest expense of $0.9 and $1.0 million during the three months ended March 31, 2016 and 2015, respectively.

          The following table summarizes the effect of cash flow hedging relationships for the three months ended March 31, 2016 and 2015:

	March 31,

(dollars in thousands)	2016	2015
Pretax loss recognized in OCI on derivatives (effective portion)	$(829)	$(1,013)

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NOTES TO CONDENSED COMBINED FINANCIAL STATEMENTS (Continued)

(Unaudited)

12. Derivative Financial Instruments (Continued)

Free-Standing Derivative Instruments

          Free-standing derivative instruments include derivative transactions entered into for risk management purposes that do not otherwise qualify for hedge accounting. Interest rate lock commitments issued on residential mortgage loans intended to be held for sale are considered free-standing derivative instruments. Such commitments are stratified by rates and terms and are valued based on market quotes for similar loans. Adjustments, including discounting the historical fallout rate, are then applied to the estimated fair value. The value of the underlying loan is affected primarily by changes in interest rates and the passage of time. However, changes in investor demand, such as concerns about credit risk, can also cause changes in the spread relationships between underlying loan value and the derivative financial instruments that cannot be hedged. Trading activities primarily involve providing various free-standing interest rate and foreign exchange derivative products to customers.

          As of March 31, 2016, the Company carried multiple interest rate swaps with notional amounts totaling $854.9 million, including $824.9 million related to the Company's customer swap program, with a positive fair value of $21.1 million and fair value losses of $24.6 million. The Company received 1-month and 3-month LIBOR and paid fixed rates ranging from 0.44% to 4.90%. The swaps mature between 2018 and 2035. As of December 31, 2015, the Company carried multiple interest rate swaps with notional amounts totaling $682.6 million, including $652.6 million related to the Company's customer swap program, with a positive fair value of $10.9 million and fair value losses of $14.1 million. The Company received 1-month and 3-month LIBOR and paid fixed rates ranging from 1.34% to 4.90%. The swaps mature between 2018 and 2035. These swaps resulted in net other interest expense of $0.3 million for both the three months ended March 31, 2016 and 2015.

          During the three months ended March 31, 2016 and the year ended December 31, 2015, the Company participated in a customer swap program, in which the Company offers customers a variable-rate loan that is swapped to fixed-rate through a separate interest-rate swap. The Company simultaneously executes an offsetting interest-rate swap with a swap dealer. Upfront fees on the dealer swap are recorded to income in the current period, and totaled $2.0 million and $2.2 million for the three months ended March 31, 2016 and 2015, respectively. Interest rate swaps related to the program had equal and offsetting asset and liability values of $21.1 million as of March 31, 2016 and $10.9 million as of December 31, 2015.

          In conjunction with the sale of Class B shares of common stock issued by Visa, the Company entered into an agreement with the buyer that requires payment to the buyer in the event Visa reduces each member bank's Class B conversion ratio to unrestricted Class A common shares. A derivative liability ("Visa derivative") of $8.8 million was included in the unaudited interim condensed combined balance sheet at March 31, 2016 to provide for the fair value of this liability. Under the terms of the agreement, the Company will make monthly payments based on Visa's Class A stock price and the number of Visa Class B restricted shares that were sold until the date on which the covered litigation is settled. There were no previous sales of these shares and the Company did not have a similar liability at December 31, 2015. See Note 14, Fair Value for more information.

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NOTES TO CONDENSED COMBINED FINANCIAL STATEMENTS (Continued)

(Unaudited)

12. Derivative Financial Instruments (Continued)

Contingent Features

          All of the Company's interest rate swap agreements have credit risk related contingent features. The Company's interest rate swap agreements include bilateral collateral agreements with collateral thresholds up to $0.5 million. For each counterparty, the Company reviews the interest rate swap collateral daily. Collateral for customer interest rate, calculated as pledged property less loans, requires valuation of the property pledged.

Counterparty Credit Risk

          By using derivatives, the Company is exposed to counterparty credit risk if counterparties to the derivative contracts do not perform as expected. If a counterparty fails to perform, the Company's counterparty credit risk is equal to the amount reported as a derivative asset on the unaudited interim condensed combined balance sheet. The amounts reported as a derivative asset are derivative contracts in a gain position, net of cash collateral received, and net of derivatives in a loss position with the same counterparty to the extent master netting arrangements exist. The Company minimizes counterparty credit risk through credit approvals, limits, monitoring procedures, executing master netting arrangements and obtaining collateral, where appropriate. Counterparty credit risk related to derivatives is considered in determining fair value. Counterparty credit risk adjustments of $0.1 million were recognized for both the three months ended March 31, 2016 and 2015.

13. Commitments and Contingent Liabilities

Contingencies

          Various legal proceedings are pending or threatened against the Company. After consultation with legal counsel, management does not expect that the aggregate liability, if any, resulting from these proceedings would have a material effect on the Company's combined financial position, results of operations or liquidity.

Financial Instruments with Off-Balance Sheet Risk

          The Company is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit which are not reflected in the unaudited interim condensed combined financial statements.

Unfunded Commitments to Extend Credit

          A commitment to extend credit is a legally binding agreement to lend funds to a customer, usually at a stated interest rate and for a specified purpose. Commitments are reported net of participations sold to other institutions. Such commitments have fixed expiration dates and generally require a fee. The extension of a commitment gives rise to credit risk. The actual liquidity requirements or credit risk that the Company will experience is expected to be lower than the contractual amount of commitments to extend credit because a significant portion of those commitments are expected to expire without being drawn upon. Certain commitments are subject to loan agreements containing covenants regarding the financial performance of the customer that

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NOTES TO CONDENSED COMBINED FINANCIAL STATEMENTS (Continued)

(Unaudited)

13. Commitments and Contingent Liabilities (Continued)

must be met before the Company is required to fund the commitment. The Company uses the same credit policies in making commitments to extend credit as it does in making loans. In addition, the Company manages the potential credit risk in commitments to extend credit by limiting the total amount of arrangements, both by individual customer and in the aggregate, by monitoring the size and expiration structure of these portfolios and by applying the same credit standards maintained for all of its related credit activities. Commitments to extend credit are reported net of participations sold to other institutions of $71.7 million and $72.7 million at March 31, 2016 and December 31, 2015, respectively.

Standby and Commercial Letters of Credit

          Standby letters of credit are issued on behalf of customers in connection with contracts between the customers and third parties. Under standby letters of credit, the Company assures that the third parties will receive specified funds if customers fail to meet their contractual obligations. The credit risk to the Company arises from its obligation to make payment in the event of a customer's contractual default. Standby letters of credit are reported net of participations sold to other institutions of $18.1 million and $18.0 million at March 31, 2016 and December 31, 2015, respectively. The Company also had commitments for commercial and similar letters of credit. Commercial letters of credit are issued specifically to facilitate commerce whereby the commitment is typically drawn upon when the underlying transaction between the customer and a third party is consummated. The maximum amount of potential future payments guaranteed by the Company is limited to the contractual amount of these letters. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. Collateral held supports those commitments for which collateral is deemed necessary. The commitments outstanding as of March 31, 2016 have maturities ranging from April 2016 to July 2017. Substantially all fees received from the issuance of such commitments are deferred and amortized on a straight-line basis over the term of the commitment.

          Financial instruments with off-balance sheet risk at March 31, 2016 and December 31, 2015, respectively, were as follows:

(dollars in thousands)	2016	2015
Financial instruments whose contract amounts represent credit risk:
Commitments to extend credit	$5,210,126	$5,192,874
Standby letters of credit	131,681	127,840
Commercial letters of credit	9,816	8,404

Guarantees

          The Company sells residential mortgage loans in the secondary market primarily to The Federal National Mortgage Association ("FNMA" or "Fannie Mae") and The Federal Home Loan Mortgage Corporation ("FHLMC" or "Freddie Mac") that may potentially require repurchase under certain conditions. This risk is managed through the Company's underwriting practices. The Company services loans sold to investors and loans originated by other originators under agreements that may include repurchase remedies if certain servicing requirements are not met.

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NOTES TO CONDENSED COMBINED FINANCIAL STATEMENTS (Continued)

(Unaudited)

13. Commitments and Contingent Liabilities (Continued)

This risk is managed through the Company's quality assurance and monitoring procedures. Management does not anticipate any material losses as a result of these transactions.

Foreign Exchange Contracts

          The Company has forward foreign exchange contracts that represent commitments to purchase or sell foreign currencies at a future date at a specified price. The Company's utilization of forward foreign exchange contracts is subject to the primary underlying risk of movements in foreign currency exchange rates and to additional counterparty risk should its counterparties fail to meet the terms of their contracts. Forward foreign exchange contracts are utilized to mitigate the Company's risk to satisfy customer demand for foreign currencies and are not used for trading purposes. See Note 12, Derivative Financial Instruments for more information.

Reorganization Transactions

          In connection with the Reorganization Transactions as discussed in Note 1, BancWest distributed BWHI to BNPP so that BWHI is held directly by BNPP. As a result of the Reorganization Transactions that occurred on April 1, 2016, various tax or other contingent liabilities could arise related to the business or operations of BOW, or related to the Company's operations prior to the restructuring when it was known as BancWest, including its wholly-owned subsidiary, BOW. The Company is not able to determine the ultimate outcome or estimate the amounts of these contingent liabilities, if any, at this time.

14. Fair Value

          The Company determines the fair values of its financial instruments based on the requirements established in Accounting Standards Codification ("ASC") 820, Fair Value Measurements, which provides a framework for measuring fair value under GAAP and requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. ASC 820 defines fair value as the exit price, the price that would be received for an asset or paid to transfer a liability, in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date under current market conditions.

Fair Value Hierarchy

          ASC 820 establishes three levels of fair values based on the markets in which the assets or liabilities are traded and the reliability of the assumptions used to determine fair value. The levels are:

  •
  Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access.

  •
  Level 2: Observable inputs other than Level 1 prices, such as quoted prices for similar assets and liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

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NOTES TO CONDENSED COMBINED FINANCIAL STATEMENTS (Continued)

(Unaudited)

14. Fair Value (Continued)

  •
  Level 3: Valuation is generated from model-based techniques that use significant assumptions not observable in the market. These unobservable assumptions reflect the Company's own estimates of assumptions that market participants would use in pricing the asset or liability ("Company-level data"). Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation.

          ASC 820 requires that the Company disclose estimated fair values for certain financial instruments. Financial instruments include such items as investment securities, loans, deposits, interest rate and foreign exchange contracts, swaps and other instruments as defined by the standard. The Company has an organized and established process for determining and reviewing the fair value of financial instruments reported in the Company's financial statements. The fair value measurements are reviewed to ensure they are reasonable and in line with market experience in similar asset and liability classes.

          Additionally, the Company may be required to record at fair value other assets on a nonrecurring basis, such as other real estate owned, other customer relationships, and other intangible assets. These nonrecurring fair value adjustments typically involve the application of lower-of-cost-or-fair-value accounting or writedowns of individual assets.

          Disclosure of fair values is not required for certain items such as lease financing, investments accounted for under the equity method of accounting, obligations for pension and other postretirement benefits, premises and equipment, prepaid expenses, and income tax assets and liabilities.

          Reasonable comparisons of fair value information with that of other financial institutions cannot necessarily be made because the standard permits many alternative calculation techniques, and numerous assumptions have been used to estimate the Company's fair values.

Valuation Techniques Used in the Fair Value Measurement of Assets and Liabilities Carried at Fair Value

          For the assets and liabilities measured at fair value on a recurring basis (categorized in the valuation hierarchy table below), the Company applies the following valuation techniques:

Securities available for sale

          Available-for-sale debt securities are recorded at fair value on a recurring basis. Fair value measurement is based on quoted prices, including estimates by third-party pricing services, if available. If quoted prices are not available, fair values are measured using proprietary valuation models that utilize market observable parameters from active market makers and inter-dealer brokers whereby securities are valued based upon available market data for securities with similar characteristics. Management reviews the pricing information received from the Company's third-party pricing service to evaluate the inputs and valuation methodologies used to place securities into the appropriate level of the fair value hierarchy and transfers of securities within the fair value hierarchy are made if necessary. On a monthly basis, management reviews the pricing information received from the third-party pricing service which includes a comparison to non-binding third-party

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NOTES TO CONDENSED COMBINED FINANCIAL STATEMENTS (Continued)

(Unaudited)

14. Fair Value (Continued)

broker quotes, as well as a review of market-related conditions impacting the information provided by the third-party pricing service. Management also identifies investment securities which may have traded in illiquid or inactive markets by identifying instances of a significant decrease in the volume or frequency of trades, relative to historical levels, as well as instances of a significant widening of the bid-ask spread in the brokered markets. As of March 31, 2016 and December 31, 2015, management did not make adjustments to prices provided by the third-party pricing services as a result of illiquid or inactive markets. The Company's third-party pricing service has also established processes for the Company to submit inquiries regarding quoted prices. Periodically, the Company will challenge the quoted prices provided by the third-party pricing service. The Company's third-party pricing service will review the inputs to the evaluation in light of the new market data presented by the Company. The Company's third-party pricing service may then affirm the original quoted price or may update the evaluation on a going forward basis. The Company classifies all available-for-sale securities, except money market mutual funds, as Level 2. Money market mutual funds have active markets and are therefore classified as Level 1.

Derivatives

          Most of the Company's derivatives are traded in over-the-counter markets where quoted market prices are not readily available. For those derivatives, the Company measures fair value on a recurring basis using proprietary valuation models that primarily use market observable inputs, such as yield curves, and option volatilities. The fair value of derivatives includes values associated with counterparty credit risk and the Company's own credit standing. The Company classifies these derivatives, included in other assets and other liabilities, as Level 2.

          Concurrent with the sale of the Visa Class B restricted shares, the Company entered into an agreement with the buyer that requires payment to the buyer in the event Visa reduces each member bank's Class B conversion ratio to unrestricted Class A common shares. The Visa derivative of $8.8 million was included in the condensed combined balance sheet at March 31, 2016 to provide for the fair value of this liability. The potential liability related to the conversion rate swap agreement was determined based on management's estimate of the timing and the amount of Visa litigation settlement and the resulting payments due to the counterparty under the terms of the contract. As such, the conversion rate swap agreement is classified as Level 3. The significant unobservable inputs used in the fair value measurement of the Company's derivative liability are the potential future changes in the conversion factor, expected term and expected growth rate of the market price of Visa Class A common shares. Material increases or (decreases) in any of those inputs may result in a significantly higher or (lower) fair value measurement.

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NOTES TO CONDENSED COMBINED FINANCIAL STATEMENTS (Continued)

(Unaudited)

14. Fair Value (Continued)

Assets and Liabilities Recorded at Fair Value on a Recurring Basis

          Assets and liabilities measured at fair value on a recurring basis as of March 31, 2016 and December 31, 2015 are summarized below:

	Fair Value Measurements as of March 31, 2016
	Quoted Prices	Significant
	in Active	Other	Significant
	Markets for	Observable	Unobservable
	Identical Assets	Inputs	Inputs
(dollars in thousands)	(Level 1)	(Level 2)	(Level 3)	Total
Assets
Non-government securities	$—	$120,923	$—	$120,923
Government agency mortgage-backed securities(1)	—	53,707	—	53,707
Government-sponsored enterprises mortgage-backed securities(1)	—	10,058	—	10,058
Non-government asset-backed securities	—	62,948	—	62,948
Collateralized mortgage obligations
Government agency	—	2,619,753	—	2,619,753
Government-sponsored enterprises	—	997,551	—	997,551

Total Investment securities available for sale	—	3,864,940	—	3,864,940
Other assets(2)	—	21,243	—	21,243
Liabilities
Other liabilities(3)	—	(35,470)	(8,828)	(44,298)

Total	$—	$3,850,713	$(8,828)	$3,841,885

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NOTES TO CONDENSED COMBINED FINANCIAL STATEMENTS (Continued)

(Unaudited)

14. Fair Value (Continued)

	Fair Value Measurements as of December 31, 2015
	Quoted Prices	Significant
	in Active	Other	Significant
	Markets for	Observable	Unobservable
	Identical Assets	Inputs	Inputs
(dollars in thousands)	(Level 1)	(Level 2)	(Level 3)	Total
Assets
U.S. Treasury securities	$—	$499,976	$—	$499,976
Non-government securities	—	95,824	—	95,824
Government agency mortgage-backed securities(1)	—	55,982	—	55,982
Government-sponsored enterprises mortgage-backed securities(1)	—	10,745	—	10,745
Non-government mortgage-backed securities(1)	—	157	—	157
Non-government asset-backed securities	—	95,310	—	95,310
Collateralized mortgage obligations
Government agency	—	2,239,934	—	2,239,934
Government-sponsored enterprises	—	1,029,337	—	1,029,337

Total Investment securities available for sale	—	4,027,265	—	4,027,265
Other assets(2)	—	11,002	—	11,002
Liabilities
Other liabilities(3)	—	(23,122)	—	(23,122)

Total	$—	$4,015,145	$—	$4,015,145

(1)
Backed by residential real estate.

(2)
Other assets include investments in money market mutual funds and derivative assets.

(3)
Other liabilities include derivative liabilities.

Changes in Fair Value Levels

          For any transfers in and out of the levels of the fair value hierarchy, the Company discloses the fair value measurement at the beginning of the reporting period during which the transfer occurred. During the three months ended March 31, 2016 and during the year ended December 31, 2015, there were no transfers between levels. The changes in Level 3 liabilities measured at fair

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NOTES TO CONDENSED COMBINED FINANCIAL STATEMENTS (Continued)

(Unaudited)

14. Fair Value (Continued)

value on a recurring basis for the three months ended March 31, 2016 are summarized in the table below.

Visa
(dollars in thousands)	Derivative
Balance as of January 1, 2016	$—
Purchases	(8,875)
Settlements	47

Balance as of March 31, 2016	$(8,828)

Total unrealized net gains (losses) included in net income related to liabilities still held as of March 31, 2016	$—

          The Company did not have any assets or liabilities measured at fair value on a recurring basis using Level 3 inputs as of December 31, 2015.

Valuation Techniques Used in the Fair Value Measurement of Assets and Liabilities Carried at Other Than Fair Value

          For the financial instruments that are not required to be carried at fair value on a recurring basis (categorized in the valuation hierarchy table below), the Company uses the following methods and assumptions to estimate the fair value:

Short-term financial assets

          Short-term financial assets include cash and due from banks, including Federal funds sold and accrued interest receivable. The carrying amount is considered a reasonable estimate of fair value because there is a relatively short duration of time between the origination of the instrument and its expected realization. As such, these short-term financial assets are classified as Level 1. Fair values of fixed-rate certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities. Accordingly, these assets are classified as Level 2.

Loans

          Fair values are estimated for pools of loans with similar characteristics using discounted cash flow analyses. The Company utilizes interest rates currently being offered for groups of loans with similar terms to borrowers of similar credit quality to estimate the fair values of: (1) commercial and industrial loans; (2) certain mortgage loans, including 1-4 family residential, commercial real estate and rental property; and (3) consumer loans. As such, loans are classified as Level 3.

Deposits

          The fair value of deposits with no maturity date, such as interest-bearing and noninterest-bearing checking, regular savings, and certain types of money market savings accounts, approximate their carrying amounts, the amounts payable on demand at the reporting date. Accordingly, these are classified as Level 1. Fair values of fixed-rate certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities. Accordingly, these are classified as Level 2.

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NOTES TO CONDENSED COMBINED FINANCIAL STATEMENTS (Continued)

(Unaudited)

14. Fair Value (Continued)

Short-term borrowings

          The fair values of short-term borrowings are estimated using quoted market prices or discounted cash flow analyses based on the Company's current incremental borrowing rates for similar types of borrowing arrangements. As such, short-term borrowings are classified as Level 2.

Off-balance sheet instruments

          Fair values of letters of credit and commitments to extend credit are determined based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties' credit standing. As such, off-balance sheet financial instruments are classified as Level 3.

Assets and Liabilities Carried at Other Than Fair Value

          The following tables summarize the estimated fair value of the Company's financial instruments that are not required to be carried at fair value on a recurring basis, excluding leases and short-term financial assets and liabilities for which carrying amounts approximate fair value. The tables also summarize the fair values of the Company's off-balance sheet commitments, excluding lease commitments.

	March 31, 2016

		Fair Value Measurements

		Quoted Prices	Significant
		in Active	Other	Significant
		Markets for	Observable	Unobservable
		Identical Assets	Inputs	Inputs
(dollars in thousands)	Book Value	(Level 1)	(Level 2)	(Level 3)	Total
Financial assets:
Short-term financial assets	$2,349,058	$300,183	$2,048,875	$—	$2,349,058
Loans(1)	10,771,600	—	—	10,877,877	10,877,877
Financial liabilities:
Deposits	$16,054,451	$12,078,653	$3,972,903	$—	$16,051,556
Short-term borrowings	215,451	—	215,378	—	215,378
Off-balance sheet financial instruments:
Commitments to extend credit(2)	$24,260	$—	$—	$24,260	$24,260
Standby letters of credit	2,370	—	—	2,370	2,370
Commercial letters of credit	25	—	—	25	25

(1)
Excludes financing leases of $191.0 million at March 31, 2016.

(2)
There were no lease commitments at March 31, 2016.

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NOTES TO CONDENSED COMBINED FINANCIAL STATEMENTS (Continued)

(Unaudited)

14. Fair Value (Continued)

	December 31, 2015

		Fair Value Measurements

		Quoted Prices	Significant
		in Active	Other	Significant
		Markets for	Observable	Unobservable
		Identical Assets	Inputs	Inputs
(dollars in thousands)	Book Value	(Level 1)	(Level 2)	(Level 3)	Total
Financial assets:
Short-term financial assets	$2,650,195	$300,096	$2,350,082	$—	$2,650,178
Loans(1)	10,523,351	—	—	10,572,261	10,572,261
Financial liabilities:
Deposits	$16,061,924	$12,251,923	$3,801,185	$—	$16,053,108
Short-term borrowings	216,151	—	216,057	—	216,057
Off-balance sheet financial instruments:
Commitments to extend credit(2)	$25,113	$—	$—	$25,113	$25,113
Standby letters of credit	2,122	—	—	2,122	2,122
Commercial letters of credit	21	—	—	21	21

(1)
Excludes financing leases of $198.7 million at December 31, 2015.

(2)
Excludes financing lease commitments of $0.1 million at December 31, 2015.

Valuation Techniques Used in the Fair Value Measurement of Assets and Liabilities Carried at the Lower of Cost or Fair Value

          The Company applies the following valuation techniques to assets measured at the lower of cost or fair value:

Mortgage servicing rights ("MSRs")

          MSRs are carried at the lower of cost or fair value and are therefore subject to fair value measurements on a nonrecurring basis. The fair value of MSRs is determined using models which use significant unobservable inputs, such as estimates of prepayment rates, the resultant weighted average lives of the MSRs and the option-adjusted spread levels. Accordingly, the Company classifies MSRs as Level 3.

Impaired loans

          A large portion of the Company's impaired loans are collateral dependent and are measured at fair value on a nonrecurring basis using collateral values as a practical expedient. The fair values of collateral for impaired loans are primarily based on real estate appraisal reports prepared by third party appraisers less disposition costs, present value of the expected future cash flows or the loan's observable market price. Certain loans are measured based on the present value of expected future cash flows, discounted at the loan's effective rate, which is not a fair value measurement. The Company measures the impairment on certain loans and leases by performing a lower-of-cost-or-

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NOTES TO CONDENSED COMBINED FINANCIAL STATEMENTS (Continued)

(Unaudited)

14. Fair Value (Continued)

fair-value analysis. If impairment is determined by the value of the collateral or an observable market price, it is written down to fair value on a nonrecurring basis as Level 3.

Other real estate owned

          The Company values these properties at fair value at the time the Company acquires them, which establishes their new cost basis. After acquisition, the Company carries such properties at the lower of cost or fair value less estimated selling costs on a nonrecurring basis. Fair value is measured on a nonrecurring basis using collateral values as a practical expedient. The fair values of collateral for other real estate owned are primarily based on real estate appraisal reports prepared by third party appraisers less disposition costs, and are classified as Level 3.

Standby letters of credit

          The Company recognizes a liability for the fair value of the obligation undertaken in issuing a standby letter of credit at the inception of the guarantee. These liabilities are disclosed at fair value on a nonrecurring basis. Thereafter, these liabilities are carried at amortized cost. The fair value is based on the commission the Company receives when entering into the guarantee. As Company-level data is incorporated into the fair value measurement, the liability for standby letters of credit is classified as Level 3.

Assets and Liabilities Recorded at Fair Value on a Nonrecurring Basis

          The Company may be required to record certain assets at fair value on a nonrecurring basis in accordance with GAAP. These assets are subject to fair value adjustments that result from the application of lower of cost or fair value accounting or write-downs of individual assets to fair value.

          The following table provides the level of valuation inputs used to determine each fair value adjustment and the fair value of the related individual assets or portfolio of assets with fair value adjustments on a nonrecurring basis and total losses for the three months ended March 31, 2016 and 2015:

				Total Losses
				for the
(dollars in thousands)	Level 1	Level 2	Level 3	Period Ended
March 31, 2016
Impaired loans	$—	$—	$—	$234
March 31, 2015
Impaired loans	$—	$—	$873	$69

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NOTES TO CONDENSED COMBINED FINANCIAL STATEMENTS (Continued)

(Unaudited)

14. Fair Value (Continued)

          For Level 3 assets and liabilities measured at fair value on a recurring or nonrecurring basis as of March 31, 2016 and 2015, the significant unobservable inputs used in the fair value measurements were as follows:

	Quantitative Information about Level 3 Fair Value Measurements at March 31, 2016

	Fair value		Significant	Range
	(dollars in thousands)	Valuation Technique	Unobservable Input	(Weighted Average)
Other liabilities	$(8,828)	Discounted Cash Flow	Expected Conversion Factor	1.6483
			Expected Term	4 years
			Growth Rate	15%

	Quantitative Information about Level 3 Fair Value Measurements at March 31, 2015

	Fair value			Range
	(dollars in thousands)	Valuation Technique	Unobservable Input	(Weighted Average)
Impaired loans	$873	Appraisal Value	Appraisal Value	n/m(1)

(1)
The fair value of these assets is determined based on appraised values of collateral or broker price opinions, the range of which is not meaningful to disclose.

15. Reportable Operating Segments

          The Company's operations are organized into three business segments — Retail Banking, Commercial Banking, and Treasury and Other. These segments reflect how discrete financial information is currently evaluated by the chief operating decision maker and how performance is assessed and resources allocated. The Company's internal management accounting process measures the performance of these business segments. This process, which is not necessarily comparable with similar information for any other financial institution, uses various techniques to assign balance sheet and income statement amounts to the business segments, including allocations of income, expense, the provision for credit losses, and capital. This process is dynamic and requires certain allocations based on judgment and other subjective factors. Unlike financial accounting, there is no comprehensive authoritative guidance for management accounting that is equivalent to GAAP.

          The net interest income of the business segments reflects the results of a funds transfer pricing process that matches assets and liabilities with similar interest rate sensitivity and maturity characteristics and reflects the allocation of net interest income related to the Company's overall asset and liability management activities on a proportionate basis. The basis for the allocation of net interest income is a function of the Company's assumptions that are subject to change based on changes in current interest rates and market conditions. Funds transfer pricing also serves to transfer interest rate risk to Treasury.

          The Company allocates the provision for loan and lease losses to each segment based on management's estimate of the inherent loss content in each of the specific loan and lease portfolios.

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NOTES TO CONDENSED COMBINED FINANCIAL STATEMENTS (Continued)

(Unaudited)

15. Reportable Operating Segments (Continued)

          Noninterest income and expense includes allocations from support units to the business segments. These allocations are based on actual usage where practicably calculated or by management's estimate of such usage. Income tax expense is allocated to each business segment based on the consolidated effective income tax rate for the period shown.

Business Segments

Retail Banking

          Retail Banking offers a broad range of financial products and services to consumers and small businesses. Loan and lease products offered include residential and commercial mortgage loans, home equity lines of credit, automobile loans and leases, personal lines of credit, installment loans and small business loans and leases. Deposit products offered include checking, savings, and time deposit accounts. Retail Banking also offers wealth management services. Products and services from Retail Banking are delivered to customers through 62 banking locations throughout the State of Hawaii, Guam, and Saipan.

Commercial Banking

          Commercial Banking offers products that include corporate banking, residential and commercial real estate loans, commercial lease financing, auto dealer financing, deposit products and credit cards. Commercial lending and deposit products are offered primarily to middle-market and large companies locally, nationally, and internationally.

Treasury and Other

          Treasury consists of corporate asset and liability management activities including interest rate risk management. The segment's assets and liabilities (and related interest income and expense) consist of interest-bearing deposits, investment securities, federal funds sold and purchased, government deposits, short and long-term borrowings and bank-owned properties. The primary sources of noninterest income are from bank-owned life insurance, net gains from the sale of investment securities, foreign exchange income related to customer-driven currency requests from merchants and island visitors and management of bank-owned properties. The net residual effect of the transfer pricing of assets and liabilities is included in Treasury, along with the elimination of intercompany transactions.

          Other organizational units (Technology, Operations, Credit and Risk Management, Human Resources, Finance, Administration, Marketing, and Corporate and Regulatory Administration) provide a wide-range of support to the Company's other income earning segments. Expenses incurred by these support units are charged to the business segments through an internal cost allocation process.

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NOTES TO CONDENSED COMBINED FINANCIAL STATEMENTS (Continued)

(Unaudited)

15. Reportable Operating Segments (Continued)

          The following table presents selected business segment financial information:

		Commercial	Treasury and
(dollars in thousands)	Retail Banking	Banking	Other	Total
Three Months Ended March 31, 2016
Net interest income (expense)	$102,425	$27,593	$(12,706)	$117,312
Provision for loan and lease losses	(256)	(444)	—	(700)

Net interest income (expense) after provision for loan and lease losses	102,169	27,149	(12,706)	116,612
Noninterest income	23,630	16,348	33,541	73,519
Noninterest expense	(55,136)	(11,778)	(18,150)	(85,064)

Income before provision for income taxes	70,663	31,719	2,685	105,067
Provision for income taxes	(26,988)	(12,096)	(452)	(39,536)

Net income	$43,675	$19,623	$2,233	$65,531

		Commercial	Treasury and
(dollars in thousands)	Retail Banking	Banking	Other	Total
Three Months Ended March 31, 2015
Net interest income (expense)	$98,159	$27,157	$(12,705)	$112,611
Provision for loan and lease losses	(1,225)	(1,375)	—	(2,600)

Net interest income (expense) after provision for loan and lease losses	96,934	25,782	(12,705)	110,011
Noninterest income	24,513	19,318	11,767	55,598
Noninterest expense	(50,822)	(12,585)	(15,308)	(78,715)

Income (loss) before provision for income taxes	70,625	32,515	(16,246)	86,894
Provision for income taxes	(26,531)	(12,190)	5,949	(32,772)

Net income (loss)	$44,094	$20,325	$(10,297)	$54,122

16. Subsequent Events

Reorganization Transactions

          On April 1, 2016, BancWest spun-off its subsidiary, BOW, to BNPP, the sole owner of BancWest. BancWest's spin-off of BOW occurred as part of the Reorganization Transactions. In connection with the Reorganization Transactions, BancWest also formed BWHI and contributed 100% of its interest in BOW, as well as other assets and liabilities not related to FHB, to BWHI. Following the contribution of BOW to BWHI, BancWest distributed its interest in BWHI to BNPP. After the Reorganization Transactions were consummated on April 1, 2016, the continuing business of BancWest consisted of its investment in FHB and the financial operations, assets, and liabilities of

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NOTES TO CONDENSED COMBINED FINANCIAL STATEMENTS (Continued)

(Unaudited)

16. Subsequent Events (Continued)

BancWest related to FHB. BancWest also amended its certificate of incorporation to change its name to "First Hawaiian, Inc." In connection with the Reorganization Transactions, First Hawaiian, Inc. has incurred certain tax-related liabilities in connection with the distribution of its interest in BWHI amounting to approximately $95.4 million. The amount necessary to pay the taxes (net of the expected federal tax benefit) was provided to First Hawaiian, Inc. on April 1, 2016, and the Company expects that any future adjustments to such taxes and any other expected and unexpected taxes not related to First Hawaiian, Inc. or FHB will be funded by BWHI or its affiliates pursuant to a tax sharing agreement entered into on April 1, 2016 and pursuant to certain tax allocation agreements entered into among the parties. In addition, for purposes of governing certain of the ongoing relations between BWHI and First Hawaiian, Inc. as a result of the Reorganization Transactions, as well as to allocate certain other liabilities arising prior to the spin-off, the companies have entered into various agreements related to the distribution of BWHI including a Master Reorganization Agreement, a Tax Sharing Agreement and an Interim Expense Reimbursement Agreement.

          The Company evaluated the effects of events that occurred subsequent to March 31, 2016, and through May 13, 2016, which is the date the Company's unaudited interim condensed combined financial statements were issued. During this period, other than the Reorganization Transactions described above, there were no material events that would require recognition or disclosure in the unaudited interim condensed combined financial statements for the period ended March 31, 2016.

          Through and including,                           , 2016 (the 25th day after the date of this prospectus), all dealers effecting transactions in our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to a dealer's obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

                          Shares

First Hawaiian, Inc.

Common Stock

PROSPECTUS

Global Joint Coordinators
Goldman, Sachs & Co.	BofA Merrill Lynch	BNP PARIBAS

Joint Book-Running Managers
Barclays	Credit Suisse	Deutsche Bank Securities	J.P. Morgan

Citigroup	Morgan Stanley	UBS Investment Bank

Co-Lead Managers
BBVA	COMMERZBANK	HSBC	ING	Keefe, Bruyette & Woods A Stifel Company	Banco Santander	Wells Fargo Securities

             , 2016

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.    Other Expenses of Issuance and Distribution.

          Estimated expenses, other than underwriting discounts and commissions, in connection with the sale of the registrant's common stock, par value $0.01, are as follows:

	Amount to be Paid
SEC registration fee		$(1)
Financial Industry Regulatory Authority, Inc. filing fee		(1)
Listing fees		(1)
Printing fees and expenses		(1)
Legal and accounting fees and expenses		(1)
Transfer agent's fees		(1)
Miscellaneous		(1)
Total		$(1)

(1)
To be filed by amendment.

Item 14.    Indemnification of Directors and Officers.

          Section 145 of the Delaware General Corporation Law, or DGCL, grants each corporation organized thereunder the power to indemnify any person who is or was a director, officer, employee or agent of a corporation or enterprise against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of being or having been in any such capacity, if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding had no reasonable cause to believe such person's conduct was unlawful, except that with respect to an action or suit brought by or in the right of the corporation such indemnification is limited to expenses (including attorneys' fees) in connection with the defense or settlement of such action or suit. The DGCL provides that Section 145 is not exclusive of other rights to which those seeking indemnification may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise. The registrant's bylaws provide for indemnification by the registrant of its directors, officers, employees and agents to the fullest extent permitted by the DGCL, subject to limited exceptions. In addition, the registrant entered into the employment agreement filed as Exhibit 10.7 hereto with the chief executive officer of the registrant that provides for indemnification by the registrant of such officer to the fullest extent permitted by the DGCL, subject to the registrant's second amended and restated certificate of incorporation and second amended and restated bylaws.

          Section 102(b)(7) of the DGCL permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for unlawful payments of dividends or unlawful stock repurchases or redemptions or (iv) for any transaction from which the director derived an improper personal benefit. The registrant's second amended and restated certificate of incorporation provides for such limitation of liability.

          The registrant maintains insurance policies under which coverage is provided (a) to its directors and officers, in their respective capacities as such, against loss arising from a claim made for any actual or alleged wrongful act, and (b) to itself with respect to payments which the registrant may make to such officers and directors pursuant to the above indemnification provision or otherwise as a matter of law.

          Reference is made to the form of Underwriting Agreement to be filed as Exhibit 1.1 hereto for provisions providing that the underwriters are obligated, under certain circumstances, to indemnify the registrant's directors, officers and controlling persons against certain liabilities under the Securities Act.

Item 15.    Recent Sales of Unregistered Securities.

          In the three years preceding the filing of this Registration Statement, the registrant has not issued any securities that were not registered under the Securities Act.

Item 16.    Exhibits and Financial Statement Schedules.

          (a)     Exhibits:    The following exhibits are filed as part of this Registration Statement:

Number	Description
1.1	Underwriting Agreement*
3.1	Second Amended and Restated Certificate of Incorporation*
3.2	Second Amended and Restated Bylaws*
5.1	Opinion of Sullivan & Cromwell LLP*
10.1	Form of Stockholder Agreement, by and between BNP Paribas and First Hawaiian, Inc.
10.2	Form of Transitional Services Agreement, by and among BNP Paribas, BancWest Holding Inc., Bank of the West, First Hawaiian, Inc. and First Hawaiian Bank
10.3	Form of Registration Rights Agreement, by and among BNP Paribas, BancWest Corporation and First Hawaiian, Inc.
10.4	Amended and Restated Data Processing Agreement, dated June 1, 2011, by and between Fidelity Information Services and BancWest Corporation
10.5	First Hawaiian Bank Long-Term Incentive Plan, as amended and restated as of January 1, 2013**
10.6	Certification Regarding Amendment and Restatement of the First Hawaiian Bank Incentive Plan for Key Employees, dated February 24, 2014**
10.7	Employment Agreement, by and among Robert S. Harrison, First Hawaiian Bank and BancWest Corporation, dated as of October 20, 2011**
10.8	Master Reorganization Agreement, by and among BancWest Corporation (to be renamed First Hawaiian, Inc.), BancWest Holding Inc., BWC Holding Inc. and BNP Paribas, dated as of April 1, 2016**
10.9	Tax Sharing Agreement, by and among BNP Paribas S.A., BancWest Corporation (to be renamed First Hawaiian, Inc.) and BancWest Holding Inc., dated as of April 1, 2016**
10.10
Expense Reimbursement Agreement, dated as of April 1, 2016, by and between First Hawaiian, Inc. and BancWest Holding Inc. (including the Management Services Agreement, dated November 28, 2012, as Exhibit A thereto)**

10.11	Amendment to the Amended and Restated Data Processing Agreement, dated as of April 1, 2016, by and between Fidelity Information Services, LLC and BancWest Corporation**
10.12	Form of Expense Reimbursement Agreement, by and between First Hawaiian, Inc. and BancWest Corporation
10.13	Form of First Hawaiian, Inc. 2016 Omnibus Incentive Compensation Plan
10.14	Form of First Hawaiian, Inc. 2016 Non-Employee Director Plan
10.15	Form of First Hawaiian, Inc. Bonus Plan
10.16	Form of First Hawaiian, Inc. Employee Stock Purchase Plan
21.1	Subsidiaries of First Hawaiian, Inc.**
23.1	Consent of Deloitte & Touche LLP*
23.2	Consent of Sullivan & Cromwell LLP (contained in Exhibit 5.1)*
24.1	Powers of Attorney (included on signature page to the Registration Statement)*

*
To be filed by amendment.

**
Previously filed.

          (b)     Combined Financial Statement Schedules:    All schedules are omitted because the required information is inapplicable or the information is presented in the combined financial statements and the related notes.

Item 17.    Undertakings

          The undersigned registrant hereby undertakes:

          (a)     to provide to the underwriter at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser;

          (b)     that insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue;

          (c)     that for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4)or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective; and

          (d)     that for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

          Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in Honolulu, Hawaii, on [                      ], 2016.

First Hawaiian, Inc.
By:
Name:
Title:

POWERS OF ATTORNEY

          The undersigned directors and officers do hereby constitute and appoint [    ] and [    ] and either of them, our true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, to do any and all acts and things in our name and behalf in our capacities as directors and officers, and to execute any and all instruments for us and in our names in the capacities indicated below, that such person may deem necessary or advisable to enable the Registrant to comply with the Securities Act of 1933, or the Act, and any rules, regulations and requirements of the Securities and Exchange Commission in connection with this registration statement, including specifically, but not limited to, power and authority to sign for us, or any of us, in the capacities indicated below, any and all amendments hereto (including pre-effective and post-effective amendments or any other registration statement filed pursuant to the provisions of Rule 462(b) under the Act); and we do hereby ratify and confirm all that such person or persons shall do or cause to be done by virtue hereof.

          Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

	(Principal Executive Officer)	[ ], 2016
	(Principal Financial Officer and Principal Accounting Officer)	[ ], 2016
	Director	[ ], 2016
	Director	[ ], 2016
	Director	[ ], 2016

Signature	Title	Date

	Director	[ ], 2016
	Director	[ ], 2016
	Director	[ ], 2016
	Director	[ ], 2016
	Director	[ ], 2016
	Director	[ ], 2016

INDEX TO EXHIBITS

Number	Description

1.1	Underwriting Agreement*
3.1	Second Amended and Restated Certificate of Incorporation*
3.2	Second Amended and Restated Bylaws*
5.1	Opinion of Sullivan & Cromwell LLP*
10.1	Form of Stockholder Agreement, by and between BNP Paribas and First Hawaiian, Inc.
10.2	Form of Transitional Services Agreement, by and among BNP Paribas, BancWest Holding Inc., Bank of the West, First Hawaiian, Inc. and First Hawaiian Bank
10.3	Form of Registration Rights Agreement, by and among BNP Paribas, BancWest Holding Inc., and First Hawaiian, Inc.
10.4	Amended and Restated Data Processing Agreement, dated June 1, 2011, by and between Fidelity Information Services and BancWest Corporation
10.5	First Hawaiian Bank Long-Term Incentive Plan, as amended and restated as of January 1, 2013**
10.6	Certification Regarding Amendment and Restatement of the First Hawaiian Bank Incentive Plan for Key Employees, dated February 24, 2014**
10.7	Employment Agreement, by and among Robert S. Harrison, First Hawaiian Bank and BancWest Corporation, dated as of October 20, 2011**
10.8	Master Reorganization Agreement, by and among BancWest Corporation (to be renamed First Hawaiian, Inc.), BancWest Holding Inc., BWC Holding Inc. and BNP Paribas, dated as of April 1, 2016**
10.9	Tax Sharing Agreement, by and among BNP Paribas S.A., BancWest Corporation (to be renamed First Hawaiian, Inc.) and BancWest Holding Inc., dated as of April 1, 2016**
10.10
Expense Reimbursement Agreement, dated as of April 1, 2016, by and between First Hawaiian, Inc. and BancWest Holding Inc. (including the Management Services Agreement, dated November 28, 2012, as Exhibit A thereto)**
10.11	Amendment to the Amended and Restated Data Processing Agreement, dated as of April 1, 2016, by and between Fidelity Information Services, LLC and BancWest Corporation**
10.12	Form of Expense Reimbursement Agreement, by and between First Hawaiian, Inc. and BancWest Corporation
10.13	Form of First Hawaiian, Inc. 2016 Omnibus Incentive Compensation Plan
10.14	Form of First Hawaiian, Inc. 2016 Non-Employee Director Plan
10.15	Form of First Hawaiian, Inc. Bonus Plan
10.16	Form of First Hawaiian, Inc. Employee Stock Purchase Plan
21.1	Subsidiaries of First Hawaiian, Inc.**
23.1	Consent of Deloitte & Touche LLP*
23.2	Consent of Sullivan & Cromwell LLP (contained in Exhibit 5.1)*
24.1	Powers of Attorney (included on signature page to the Registration Statement)*

*
To be filed by amendment.

**
Previously filed.